SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 333-09470

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4° Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

1.	Prospectus, dated January 24, 2006, of Telesp Celular Participações S.A.

Explanatory Note: The attached prospectus was included in the Registration Statement on Form F-4 of Telesp Celular Participações S.A. (“TCP”) (File No. 333-130410), as amended January 24, 2006. This prospectus also serves as an information statement for holders of American Depositary Shares of TCP and U.S. holders of common shares and preferred shares of TCP to provide information to those holders regarding the mergers described in the prospectus. TCP is therefore hereby submitting a copy of the prospectus under cover of Form 6-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer

Prospectus

Telesp Celular Participações S.A.

(Telesp Cellular Holding Company)

Telesp Celular Participações S.A., or TCP, has proposed a merger of shares under Brazilian law (incorporação de ações) of its subsidiary Tele Centro Oeste Celular Participações S.A., or TCO, and a merger of companies under Brazilian law (incorporação de empresas) of Tele Leste Celular Participações S.A., or TLE, Tele Sudeste Celular Participações S.A., or TSD, and Celular CRT Participações S.A., or Celular CRT, with TCP. The transaction is referred to herein as the merger. TCP, TCO, TLE, TSD and Celular CRT provide cellular telecommunications services in their respective authorized areas in Brazil under the VIVO brand. If the merger is approved:

•	TCO will become a wholly owned subsidiary of TCP, and TLE, TSD and Celular CRT will merge with and into TCP, with TCP as the surviving company;

•	holders of American Depositary Shares, or ADSs, of TCO, TLE and TSD will receive, subject to the procedures described herein and upon payment of the fees and expenses of the depositary of TCO, TLE or TSD, as the case may be, and of the TCP depositary:

•	3.0830 ADSs of TCP for each TCO ADS they hold;

•	3.8998 ADSs of TCP for each TLE ADS they hold; and

•	3.2879 ADSs of TCP for each TSD ADS they hold;

•	holders of common shares and holders of preferred shares of TCO, TLE, TSD and Celular CRT will receive, without any further action by those holders:

•	3.0830 common shares, no par value, of TCP for each TCO common share they hold, and 3.0830 preferred shares, no par value, of TCP for each TCO preferred share they hold;

•	3.8998 common shares, no par value, of TCP for each TLE common share they hold, and 3.8998 preferred shares, no par value, of TCP for each TLE preferred share they hold;

•	3.2879 common shares, no par value, of TCP for each TSD common share they hold, and 3.2879 preferred shares, no par value, of TCP for each TSD preferred share they hold; and

•	7.0294 common shares, no par value, of TCP for each Celular CRT common share they hold, and 7.0294 preferred shares, no par value, of TCP for each Celular CRT preferred share they hold.

The merger of each of TCO, TSD and Celular CRT with TCP will require the affirmative vote of holders representing at least 50% plus one of the aggregate TCP common shares and preferred shares that are present at a duly convened extraordinary general shareholders’ meeting, and the affirmative vote of holders representing at least 50% plus one of the aggregate common shares of TCO, TSD or Celular CRT, respectively. The merger of TLE with TCP will require the affirmative vote of holders representing at least 50% plus one of the aggregate TCP common shares and preferred shares that are present at a duly convened extraordinary general shareholders’ meeting, and the affirmative vote of holders representing at least 50% plus one of the aggregate common shares and preferred shares of TLE. We expect the merger to be approved because:

•	our controlling shareholder, which directly and indirectly holds 92.51% of our common shares and 50.02% of our preferred shares, representing 66.09% of our voting shares, has represented to us that it and its subsidiaries will vote the shares of our company they hold in favor of the merger;

•	we hold 90.59% of the voting common shares of TCO, and we intend to vote the shares of TCO we hold in favor of the merger; and

•	our controlling shareholder also holds, directly and indirectly, 68.72% of the common shares and 40.95% of the preferred shares of TLE, representing 50.67% of TLE’s total voting shares, 92.01% of TSD’s voting common shares, and 90.57% of Celular CRT’s voting common shares, and has represented to us that it and its subsidiaries will vote the shares of TLE, TSD and Celular CRT they hold in favor of the merger.

Holders of preferred shares of TCO, TSD and Celular CRT, and holders of ADSs of TCO and TSD do not have the right to vote on the merger.

We will apply to list the TCP ADSs to be received by holders of TCO, TLE and TSD ADSs on the New York Stock Exchange, or the NYSE. Celular CRT does not have an ADS program, and no holder of Celular CRT common shares or preferred shares will receive TCP ADSs. We will apply to list the common shares and preferred shares to be received by holders of TCO, TLE, TSD and Celular CRT on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or Bovespa. Upon the completion of the merger and the end of the period for the exercise of appraisal rights, where applicable, TCP will be renamed “Vivo Participações S.A.,” the ticker symbols for the common shares and preferred shares of TCP on Bovespa will change to “VIVO3” and “VIVO4,” respectively, and the ticker symbol for the ADSs of TCP on the NYSE will change to “VIV.”

This prospectus has been prepared for holders of common shares and preferred shares of TCO, TLE, TSD and Celular CRT residing in the United States, and for holders of ADSs of TCO, TLE and TSD, to provide information about the merger. This prospectus also serves as an information statement to provide information about the merger to holders of common shares, preferred shares and ADSs of TCP, which holders will continue to hold the same securities after the merger.

You should read this prospectus carefully. In particular, please read the section entitled “ Risk Factors” beginning on page 49 for a discussion of risks that you should consider in evaluating the transactions described in this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TCP IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND TCP A PROXY.

This prospectus is dated January 24, 2006 and is expected first to be mailed to shareholders on or about that date.

This prospectus includes important business and financial information about TCP that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request. To obtain timely delivery, security holders must request the information no later than five business days before February 22, 2006, the scheduled date of the extraordinary general shareholders’ meetings scheduled to approve the merger. See “Part Seven: Additional Information for Shareholders—Incorporation by Reference.”

i

PRESENTATION OF FINANCIAL INFORMATION

The following financial statements are included or incorporated by reference in this prospectus:

•	the audited consolidated financial statements of Telesp Celular Participações S.A., or TCP, as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 incorporated by reference in this prospectus from the Annual Report of Telesp Celular Participações S.A. on Form 20-F for the Fiscal Year Ended December 31, 2004;

•	the unaudited condensed consolidated interim financial statements of TCP as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 included in “Part Nine: Financial Statements” of this prospectus;

•	the audited consolidated financial statements of Tele Centro Oeste Celular Participações S.A., or TCO, as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 incorporated by reference in this prospectus from TCO’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004;

•	the unaudited condensed consolidated interim financial statements of TCO as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 included in “Part Nine: Financial Statements” of this prospectus;

•	the audited consolidated financial statements of Tele Leste Celular Participações S.A., or TLE, as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 incorporated by reference in this prospectus from TLE’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004;

•	the unaudited condensed consolidated interim financial statements of TLE as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 included in “Part Nine: Financial Statements” of this prospectus;

•	the audited consolidated financial statements of Tele Sudeste Celular Participações S.A., or TSD, as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 incorporated by reference in this prospectus from TSD’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004;

•	the unaudited condensed consolidated interim financial statements of TSD as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 included in “Part Nine: Financial Statements” of this prospectus;

•	the audited consolidated financial statements of Celular CRT Participações S.A., or Celular CRT, as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 included in “Part Nine: Financial Statements” of this prospectus; and

•	the unaudited condensed consolidated interim financial statements of Celular CRT as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 included in “Part Nine: Financial Statements” of this prospectus.

We prepare our financial statements in accordance with accounting practices adopted in Brazil, which include accounting practices derived from the Brazilian corporation law, regulations applicable to public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM. We refer to these accounting practices in this prospectus as generally accepted accounting principles in Brazil, or Brazilian GAAP.

Brazilian GAAP differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. The notes to the financial statements of TCP, TCO, TLE, TSD and Celular CRT included or incorporated by reference in this prospectus contain explanations of these differences as they relate to those companies:

•	For an explanation of these differences as they relate to TCP, see note 21 to TCP’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 and note 37 to TCP’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004.

•	For an explanation of these differences as they relate to TCO, see note 37 to TCO’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 21 to TCO’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005.

•	For an explanation of these differences as they relate to TLE, see note 34 to TLE’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 20 to TLE’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005.

•	For an explanation of these differences as they relate to TSD, see note 35 to TSD’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 21 to TSD’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005.

•	For an explanation of these differences as they relate to Celular CRT, see note 31 to Celular CRT’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 19 to Celular CRT’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005.

References to the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular), and references to “U.S. dollars” or “U.S.$” are to United States dollars.

This prospectus contains translations of various real amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated some Brazilian currency amounts using a rate of R$2.2222 to U.S.$1.00, the PTAX selling rate of the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, on September 30, 2005.

In this prospectus, “TCP,” “we,” “us” and “our” refer to Telesp Celular Participações S.A. and its consolidated subsidiaries. References to the “Targets” refer to TCO, TLE, TSD and Celular CRT. References to “New TCP” refer to TCP upon consummation of the merger.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements relate to among other things:

•	management strategy;

•	synergies and cost savings;

•	integration of new business units;

•	market position and the size of the Brazilian telecommunications market;

•	statements concerning the operations and prospects of our company and the other VIVO companies;

•	estimated demand forecasts;

•	the ability of our company and of the other VIVO companies to secure and maintain telecommunications infrastructure licenses, rights of way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	influence of controlling shareholders;

•	litigation; and

•	the timetable for the merger.

Forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. The sections of this prospectus that contain forward-looking statements include:

•	“Part One: Questions and Answers About the Merger”;

•	“Part Two: Summary”;

•	“Part Three: Risk Factors”;

•	“Part Five: The Merger—Reasons for the Merger”, “—Management” and “—Unaudited Pro Forma Combined Financial Information”;

•	“Part Six: Shareholder Rights”;

•	“Part Seven: Additional Information for Shareholders—Enforceability of Civil Liabilities Under U.S. Securities Laws”; and

•	“Part Eight: Legal and Regulatory Matters—General.”

These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to changes in technology, regulation, the global cellular communications marketplace and local economic conditions. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this prospectus will be realized. You are cautioned not to put undue reliance on any forward-looking information.

We undertake no obligation to publicly update or revise these forward looking statements after the date we distribute this prospectus.

PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the merger?

A:	Telesp Celular Participações S.A., or TCP, has proposed a merger of shares (incorporação de ações) of its subsidiary Tele Centro Oeste Celular Participações S.A., or TCO, and a merger of companies (incorporação de empresas) of Tele Leste Celular Participações S.A., or TLE, Tele Sudeste Celular Participações S.A., or TSD, and Celular CRT Participações S.A., or Celular CRT, each a company under common control with TCP. The transaction is referred to herein as the merger. The merger is a Brazilian law procedure under which TCO will become a wholly owned subsidiary of TCP, each of TLE, TSD and Celular CRT will merge with and into TCP with TCP as the surviving company, and holders of common shares, preferred shares or (where applicable) ADSs of TCO, TLE, TSD and Celular CRT will receive common shares, preferred shares or ADSs, respectively, of TCP upon approval of the merger by the requisite percentage of the voting shareholders of TCP, on one hand, and of TCO, TLE, TSD and Celular CRT, as the case may be, on the other hand.

Q:	What are the reasons for the merger?

A:	We believe the merger will enable us to:

•	align the interests of the shareholders of TCP, of its subsidiary TCO, and of TLE, TSD and Celular CRT, which are all currently under common control;

•	provide you with securities that we expect will enjoy greater market liquidity than the securities you currently hold;

•	simplify the shareholding and organizational structure of the VIVO business and expand its shareholder base; and

•	take advantage of important synergies among the companies, which are already operating under the same brand name “VIVO”.

Q:	What will happen to my shares in the merger?

A:	If you are a direct holder of common shares or preferred shares of:

•	TCO, you will receive 3.0830 common shares or preferred shares of TCP for each common share or preferred share of TCO that you hold, respectively;

•	TLE, you will receive 3.8998 common shares or preferred shares of TCP for each common share or preferred share of TLE that you hold, respectively;

•	TSD, you will receive 3.2879 common shares or preferred shares of TCP for each common share or preferred share of TSD that you hold, respectively; or

•	Celular CRT, you will receive 7.0294 common shares or preferred shares of TCP for each common share or preferred share of Celular CRT that you hold, respectively.

No further action by you is required. An entry or entries will be made in the share registry of TCP to evidence the common shares and preferred shares of TCP you will receive in the merger.

If you are a holder of ADSs of:

•	TCO, you will receive 3.0830 ADSs of TCP, each representing 1 (one) preferred share of TCP, for each ADS of TCO that you hold, upon surrender of your TCO ADSs and payment of the fees and expenses of the TCO depositary and the TCP depositary;

•	TLE, you will receive 3.8998 ADSs of TCP, each representing 1 (one) preferred share of TCP, for each ADS of TLE that you hold, upon surrender of your TLE ADSs and payment of the fees and expenses of the TLE depositary and the TCP depositary; or

•	TSD, you will receive 3.2879 ADSs of TCP, each representing 1 (one) preferred share of TCP, for each ADS of TSD that you hold, upon surrender of your TSD ADSs and payment of the fees and expenses of the TSD depositary and the TCP depositary.

If you are a holder of common shares, preferred shares or ADSs of TCP, you will continue to hold those securities after the merger.

PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What shareholder approvals are needed?

A:	The merger of each of TCO, TSD and Celular CRT with TCP will require the affirmative vote of holders representing at least 50% plus one of the aggregate TCP common shares and preferred shares that are present at a duly convened extraordinary general shareholders’ meeting, and the affirmative vote of holders representing at least 50% plus one of the aggregate common shares of TCO, TSD and Celular CRT, respectively, at separate extraordinary general shareholders’ meetings.

The merger of TLE with TCP will require the affirmative vote of holders representing at least 50% plus one of the aggregate TCP common shares and preferred shares that are present at a duly convened extraordinary general shareholders’ meeting, and the affirmative vote of holders representing at least 50% plus one of the aggregate common shares and preferred shares of TLE at an extraordinary general meeting of the shareholders of that company.

If you hold common shares of TCP, TCO, TLE, TSD or Celular CRT, or preferred shares of TCP or TLE, you may vote at the TCP, TCO, TLE, TSD or Celular CRT shareholders’ meeting, respectively. If you hold preferred shares of TCO, TSD or Celular CRT, you are not entitled to vote at the TCO, TSD or Celular CRT shareholder meeting. If you hold TCP ADSs or TLE ADSs, you are not entitled to attend the TCP or TLE shareholders’ meeting, but you may communicate your voting instructions to the TCP or TLE depositary, as the case may be. If you hold ADSs of TCO or TSD, you are not entitled to attend or vote at the TCO or TSD shareholders’ meeting.

We expect the merger to be approved because:

•	Brasilcel N.V., or Brasilcel, which directly and indirectly holds 92.51% of our common shares and 50.02% of our preferred shares, representing 66.09% of our voting shares, has represented to us that it and its subsidiaries will vote the shares of our company they hold in favor of the merger;

•	We hold 90.59% of the voting common shares of TCO, and we intend to vote the shares of TCO we hold in favor of the merger; and

•	Brasilcel also holds, directly and indirectly, 68.72% of the common shares and 40.95% of the preferred shares of TLE, representing 50.67% of TLE’s total voting shares, 92.01% of TSD’s voting common shares, and 90.57% of Celular CRT’s voting common shares, and has represented to us that it and its subsidiaries will vote the shares of TLE, TSD and Celular CRT they hold in favor of the merger.

Q:	Do I have appraisal rights?

A:	Holders of record of common shares of TCO, TLE, TSD and Celular CRT, and holders of record of preferred shares of TSD at the close of business on December 2, 2005 are entitled to appraisal rights in connection with the merger.

If you held common shares of TCO, TLE or TSD or preferred shares of TSD on the record date, you will have the right to choose to receive, instead of the TCP common shares or preferred shares, as the case may be, an amount in cash equal to the greater of the amounts shown for that company in the table below:

	Appraisal amounts the greater of
	Shareholders’ equity per share in accordance with Brazilian GAAP (1)		Market value of shareholders’ equity per share (1)
	(reais per share)
TCO (common or preferred shares)	R$	21.80	R$	18.38
TLE (common or preferred shares)		33.18		24.99
TSD (preferred shares)		22.31		21.97

(1)	Calculated as of September 30, 2005 using the methodology described in “Part Five: The Merger—Appraisal or Dissenters’ Rights.”

If you held common shares of Celular CRT on the record date, you will have the right to choose to receive, instead of the TCP common shares,

PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

an amount in cash equal to R$37.50 per share, the shareholders’ equity per share of Celular CRT in accordance with Brazilian GAAP, calculated as of September 30, 2005 using the methodology described in “Part Five: The Merger—Appraisal or Dissenters’ Rights.”

Holders of record of TCP common shares and preferred shares at the close of business on December 2, 2005 also have the right to choose to receive an amount in cash equal to R$6.52 per share, the shareholders’ equity per share of TCP in accordance with Brazilian GAAP, calculated as of September 30, 2005 using the methodology described in “Part Five: The Merger—Appraisal or Dissenters’ Rights.”

If you have appraisal rights, your appraisal rights will lapse not less than 30 days after publication of the minutes of the extraordinary general shareholders’ meeting called to approve the merger. If you have appraisal rights with respect to voting shares, you cannot exercise those appraisal rights if you vote in favor of the merger.

If you hold TCP or TSD ADSs, you will not be able to exercise appraisal rights. Even if you held those ADSs on December 2, 2005, the holder of the preferred shares underlying those ADSs on that date was the applicable depositary’s custodian, and the custodian will not exercise appraisal rights on your behalf.

Holders of preferred shares of TCO, TLE and Celular CRT and holders of ADSs of TCO and TLE are not entitled to appraisal or dissenters’ rights in connection with the merger under Brazilian law.

Q:	Why am I receiving this document?

A:	This document is a prospectus of TCP relating to the common shares and preferred shares of TCP that the shareholders of TCO, TLE, TSD and Celular CRT will receive in the merger. If you hold common shares or preferred shares of TCO, TLE, TSD or Celular CRT or ADSs of TCO, TLE or TSD, you are receiving this prospectus because TCP may be deemed to be offering you its securities for purposes of the U.S. Securities Act of 1933, as amended. If you hold common shares, preferred shares or ADSs of TCP, you are receiving this document to provide you with information about the merger and the matters that will be considered at the TCP shareholders’ meeting.

Q:	What will be the accounting treatment of the reorganization?

A:	Under Brazilian GAAP, the body of accounting principles we use to prepare our consolidated financial statements, the merger will be accounted for at book value.

Under U.S. GAAP, since TCP and each of the Targets have been under common control since December 27, 2002, the exchange of shares of TCP for common and preferred shares of the Targets held directly or indirectly by Brasilcel will be accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the assets acquired and the liabilities assumed in the merger, to the extent of the proportionate interests in the Targets under common control, will be accounted for based on the historical carrying values of the assets and liabilities of each of the Targets, as would be reflected in the consolidated financial statements of Brasilcel. The proportionate interests in each of the Targets acquired from shareholders unrelated to the controlling shareholders will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Under the purchase method of accounting, the pro rata assets acquired and liabilities assumed are recorded at their fair values, and any excess of purchase price over the related fair value of net assets acquired is accounted for as goodwill. The financial statements of New TCP presented after the merger will retroactively reflect the combination of TCP and the Targets to the extent of the proportionate interests in the Targets under common control since December 27, 2002, in accordance with Brazilian GAAP and U.S. GAAP.

Q:	What are the U.S. federal income tax consequences of the merger?

A:	If you are a U.S. Holder (as defined in “Part Five: The Merger—Material Tax Considerations—

PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

United States Federal Income Tax Considerations”) of TCO common shares or preferred shares (together the “TCO shares”) or TCO ADSs, the U.S. federal income tax consequences of the merger are uncertain. If required, TCP intends to take the position that, pursuant to the merger, you generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of TCP common shares or preferred shares (together the “TCP shares”) or TCP ADSs in exchange for your TCO shares or TCO ADSs, except to the extent of any cash received in lieu of fractional shares. If you are a U.S. Holder of common shares or preferred shares (together the “shares”) of TLE, TSD or Celular CRT, or ADSs of TLE or TSD, TCP believes you generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of TCP shares or TCP ADSs in exchange for shares of TLE, TSD or Celular CRT, or ADSs of TLE or TSD, except to the extent of any cash received in lieu of fractional shares. See “Part Five: The Merger—Material Tax Considerations—United States Federal Income Tax Considerations.” The tax consequences to you of the merger are complex and will depend on your particular facts and circumstances. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	When will the merger be completed?

A:	The extraordinary general shareholders’ meeting of each of TCP, TCO, TLE, TSD and Celular CRT will be held on February 22, 2006, unless any of the meetings is postponed. The merger will be legally effective upon approval of the merger at the shareholder meetings. However, new common shares, preferred shares and ADSs of TCP will not be delivered in the merger until after the end of the period for the exercise of appraisal rights, where applicable, which period will end not less than 30 days after publication of the minutes of the extraordinary general shareholders’ meeting called to approve the merger. See also “Could the merger be unwound?” below.

Q:	Could the merger be unwound?

A:	Under the Brazilian corporation law, if management believes that the total value of the appraisal rights exercised by the shareholders of TCP, TCO, TLE, TSD and Celular CRT may put at risk the financial stability of New TCP, management may, within 10 days after the end of the appraisal rights period, call an extraordinary general meeting of shareholders to either unwind or ratify the merger. Payment relating to the exercise of the appraisal rights will not be due if the merger is unwound. Because it holds, directly and indirectly, a majority of the voting shares of TCP, TCO, TLE, TSD and Celular CRT, Brasilcel would be able to cause the unwinding of the merger at the applicable extraordinary general shareholders’ meetings.

Q:	Are any other approvals necessary for the completion of the merger?

A:	No.

Q:	After the merger, will I have the same ownership percentage that I now have?

A:	No. After the merger, New TCP will be a significantly larger company than any of TCP, TCO, TLE, TSD or Celular CRT. You will have a lower percentage ownership in New TCP than you currently have in TCP, TCO, TLE, TSD or Celular CRT. Assuming that none of the common shareholders of TCP, TCO, TLE and Celular CRT and none of the common and preferred shareholders of TSD exercises appraisal rights, the following are the percentages of the outstanding capital stock of TCP that former shareholders of TCO, TLE, TSD and Celular CRT, other than the controlling shareholders, will hold:

•	former TCO shareholders (other than TCP) will hold approximately 13.40%;

•	former TLE shareholders (other than Brasilcel) will hold approximately 1.30%;

•	former TSD shareholders (other than Brasilcel) will hold approximately 1.91%; and

PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

•	former Celular CRT shareholders (other than Brasilcel) will hold approximately 5.04%.

Based on the assumptions described above, the percentage of the outstanding capital stock of TCP held by existing TCP shareholders (other than Brasilcel and its subsidiaries) will decrease from 33.91% to 15.79%.

Q:	How will my rights as a shareholder change after the merger?

A:	Your rights as a shareholder of TCP will be similar to your rights as a shareholder of TCO, TLE, TSD or Celular CRT. “Part Six: Shareholder Rights—General” describes certain differences in the calculation of the preference of preferred shareholders of TCP, TSD, TLE and Celular CRT in the receipt of dividends. The relative amounts that a preferred shareholder would receive under these different calculation methods depends on factors such as the amount of adjusted net income of the company calculated in accordance with the Brazilian corporation law, the company’s capital stock and/or the company’s shareholders’ equity. “Part Six: Shareholder Rights—General” also describes some variations in voting rights of preferred shareholders of the companies.

Q:	When will I receive my TCP common shares, preferred shares or ADSs?

A:	Assuming the merger is completed, we will deliver common and preferred shares in connection with the merger after the end of the period for the exercise of appraisal rights, where applicable, which period will end not less than 30 days after the publication of the minutes of the extraordinary general shareholders’ meeting called to approve the merger. During that period, the common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT are expected to continue to trade on the São Paulo Stock Exchange under their existing ticker symbols.

Assuming the merger is completed, we will make the ADSs representing preferred shares of TCP issued in the merger available to U.S. shareholders within three business days after the related preferred shares are deposited with the depositary’s custodian in Brazil. This deposit is expected to occur after the end of the period for the exercise of appraisal rights, where applicable, which period will end not less than 30 days after the publication of the minutes of the extraordinary general shareholders’ meeting called to approve the merger. During that period, the ADSs of TCP, TCO, TLE and TSD are expected to continue to trade on the New York Stock Exchange under their existing ticker symbols.

Q:	When will I receive any cash attributable to any fractional TCP security?

A:	If you hold ADSs of TCO, TLE or TSD and the application of the relevant exchange ratio to the ADSs you hold would result in your receiving a fractional TCP ADS, the depositary under the ADS program of TCO, TLE or TSD, as the case may be, will sell on the open market the fractional TCP ADS to which you would otherwise be entitled. You will receive cash in lieu of any fractional TCP ADS you are entitled to receive based on the net proceeds (after deducting applicable fees and expenses, including sales commissions) from the sale on the New York Stock Exchange of the aggregate number of fractional entitlements to TCP ADSs. Payments for interests in fractional TCP ADSs will be available to registered holders approximately five business days after the applicable depositary completes sales of the aggregated fractional TCP ADSs on the New York Stock Exchange.

If you hold common shares or preferred shares of TCO, TLE, TSD or Celular CRT directly, TCP will make available to you any cash to which you are entitled in connection with the payments for fractional interests in TCP common shares or TCP preferred shares five business days after the proceeds of the sale of all such fractional interests by TCP on the São Paulo Stock Exchange become available to TCP.

PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

The sale of such fractional interests in auctions on the São Paulo Stock Exchange will occur as soon as practicable after the completion of the merger and after due notice of the auction is given in accordance with the rules of the São Paulo Stock Exchange.

Q:	If I hold ADSs of TCO, TLE or TSD, will I have to pay ADS cancellation and issuance fees?

A:	Yes. If you hold ADSs of TCO, TLE or TSD, you will have to pay the fees of the depositary of TCO, TLE or TSD, as the case may be, in accordance with the applicable deposit agreement for the cancellation each ADS of TCO, TLE or TSD that you hold in connection with the merger. These cancellation fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCO, TLE or TSD you hold. You will also have to pay the ADS issuance fees of the TCP depositary in accordance with the TCP deposit agreement for each TCP ADS issued to you in connection with the merger. These issuance fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCP to be issued to you. Given the exchange ratios of TCP ADSs to be received for each ADS of TCO, TLE or TSD that you hold, the maximum ADS cancellation and issuance fees you will have to pay to the depositaries for each ADS of TCO, TLE or TSD that you hold are set forth below:

Target ADS	Maximum ADS cancellation and issuance fees payable in connection with the merger for each ADS held
TCO	US$	0.20415
TLE		0.24499
TSD		0.214395

You will also have to pay any applicable stock transfer taxes with respect to the cancellation of your TCO, TLE or TSD ADSs or the issuance of TCP ADSs to you.

Q:	Will I have to pay brokerage commissions?

A:	You will not have to pay brokerage commissions if your TCO, TLE, TSD or Celular CRT shares are registered in your name. If your securities are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the merger. If you hold TCO, TLE or TSD ADSs, you will have to pay the ADS cancellation and issuance fees described under “If I hold ADSs of TCO, TLE or TSD, will I have to pay ADS cancellation and issuance fees?” above.

Q:	What do I need to do now?

A:	If you hold common shares or preferred shares of TCO, TLE, TSD or Celular CRT, you do not need to do anything to receive TCP common shares or TCP preferred shares, respectively, in the merger. The TCP common shares and the TCP preferred shares are book-entry shares, and an entry or entries will be made in the share registry of TCP to evidence the common shares or preferred shares you will receive.

If you hold TCO, TLE or TSD ADSs, the preferred shares underlying those ADSs will become TCP preferred shares by operation of law. If you hold TCO, TLE or TSD ADSs indirectly through a broker or other intermediary, you will automatically receive your new TCP ADSs upon payment of the applicable ADS cancellation, issuance fees and expenses and any stock transfer taxes. However, if you hold ADSs directly as a registered holder, in addition to paying the applicable ADS cancellation fees, issuance fees and expenses and any stock transfer taxes, you must surrender your American Depositary Receipts, or ADRs, representing ADSs to the depositary. Upon surrender of those ADRs, the depositary will deliver the TCP ADSs to the registered holders of former TCO, TLE and TSD ADSs. See “Part Five: The Merger—Receipt of Shares and ADSs of TCP” for more details.

Q:	What do I need to do if I would like to attend the shareholders’ meeting?

A:	TCP—If you hold common shares or if you hold preferred shares directly, you may attend the extraordinary general shareholders’ meeting of

PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

TCP at which the merger will be considered, and you may vote. If you hold ADSs, you are not entitled to attend the shareholders’ meeting, but you may communicate your voting instructions to the TCP depositary.

TCO—If you hold common shares, you may attend the extraordinary general shareholders’ meeting of TCO at which the merger will be approved, and you may vote. If you hold preferred shares directly you may attend the general shareholders’ meeting, but you may not vote. If you hold ADSs, you are not entitled to attend or vote at the shareholders’ meeting.

TLE—If you hold common shares or if you hold preferred shares directly, you may attend the extraordinary general shareholders’ meeting of TLE at which the merger will be approved, and you may vote. If you hold ADSs, you are not entitled to attend the shareholders’ meeting, but you may communicate your voting instructions to the TLE depositary.

TSD—If you hold common shares, you may attend the extraordinary general shareholders’ meeting of TSD at which the merger will be approved, and you may vote. If you hold preferred shares directly you may attend the general shareholders’ meeting, but you may not vote. If you hold ADSs, you are not entitled to attend or vote at the shareholders’ meeting.

Celular CRT—If you hold common shares, you may attend the extraordinary general shareholders’ meeting of Celular CRT at which the merger will be approved, and you may vote. If you hold preferred shares you may attend the general shareholders’ meeting, but you may not vote.

The shareholders’ meeting of each of TCP, TCO, TLE, TSD and Celular CRT is currently expected to be held on February 22, 2006, at 2:00 p.m., local time, at the respective principal executive offices as follows:

Telesp Celular Participações S.A.

Av. Roque Petroni Júnior, 1464

04707-000 - São Paulo, SP

Brazil

Tele Centro Oeste Celular Participações S.A.

SCS - Quadra 2, Bloco C, 226

Edificio Telebrasília Celular - 7º andar

70302-916 - Brasília, DF

Brazil

Tele Leste Celular Participações S.A.

Av. Roque Petroni Júnior, 1464

04707-000 - São Paulo, SP

Brazil

Tele Sudeste Celular Participações S.A.

Praia de Botafogo, 501, Torre Corcovado,

7º andar

22250-040 - Rio de Janeiro, RJ

Brazil

Celular CRT Participações S.A.

Rua José Bonifácio, 245, Farroupilha

90040-130 - Porto Alegre, RS

Brazil

We have set a record date of December 19, 2005 for purposes of holders of TCP or TLE ADSs who wish to instruct the applicable depositary how to vote the preferred shares underlying those ADSs. That is, holders of ADSs of TCP or TLE as of the close of business on December 19, 2005 may instruct the applicable depositary how to vote the preferred shares underlying the ADSs they held on that date.

PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Who can help answer my questions?

A:	If you have any questions about the merger, you can contact

Telesp Celular Participações S.A.

Tele Centro Oeste Celular Participações S.A.

Tele Leste Celular Participações S.A.

Tele Sudeste Celular Participações S.A.

Celular CRT Participações S.A.

at the following:

Av. Roque Petroni Júnior, 1464

4º Andar - Lado “A”

04707-000 - São Paulo, SP

Brazil

Attention: Charles E. Allen

Telephone: 011-55-11-5105-2276

Facsimile: 011-55-11-5105-2247

email: vsm@vivo.com.br

You may also contact the information agent for the merger:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Toll-Free: (800) 322-2885

If you are a holder of TCP, TCO, TLE or TSD ADSs, you may also contact:

The Bank of New York

101 Barclay Street

New York, NY 10286

Telephone: (888) BNY-ADRS

PART TWO—SUMMARY

The following summary highlights selected information from this prospectus and may not contain all the information that may be important to you. To understand the merger more fully, you should read carefully this entire prospectus.

The Companies

TCP, TCO, TLE, TSD and Celular CRT, or the VIVO companies, are leading providers of cellular telecommunications in 19 states in Brazil and the Federal District. According to data published by the National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, the VIVO companies have 36.1% of the total market in Brazil and 45.9% of the total market in their authorized areas, with 28.8 million users as of September 30, 2005. Their operations cover an area with approximately 135 million inhabitants, or 73% of the Brazilian population. On a pro forma basis reflecting the merger, the VIVO companies had net operating revenues of R$10,929.3 million for the year ended December 31, 2004 and R$8,308.1 million for the nine months ended September 30, 2005.

The VIVO companies are controlled by Brasilcel N.V., or Brasilcel, a joint venture of Portugal Telecom S.G.P.S., S.A., or Portugal Telecom, and Telefónica Móviles S.A., or Telefónica Móviles. The following chart shows the corporate structure of the VIVO companies as of December 4, 2005.

PART TWO—SUMMARY

TCP

We are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telesp Celular S.A., or Telesp Celular, Global Telecom S.A., or Global Telecom, and Tele Centro Oeste Celular Participações S.A., or TCO, according to data regarding market share published by Anatel. We are controlled by Brasilcel, which also controls, directly or indirectly, Tele Sudeste Celular Participações S.A., or TSD, Tele Leste Celular Participações S.A., or TLE, and Celular CRT Participações S.A., or Celular CRT. In the nine months ended September 30, 2005, we had net operating revenues of R$5,491.7 million, and as of September 30, 2005 had 19.4 million cellular lines in service.

Telesp Celular provides mobile telecommunications services on the A Band frequency range in the state of São Paulo, covering approximately 248,209 square kilometers, representing approximately 2.9% of Brazil’s territory. This state includes 63 municipalities with populations in excess of 100,000 people, including the city of São Paulo, Brazil’s largest city, with more than 10 million people, and is home to more than 40.1 million people, representing 21.9% of Brazil’s population, estimated based on information published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. The A Band frequency used by Telesp Celular covers 77% of the municipalities in the state of São Paulo and 98% of the population of the metropolitan area of São Paulo. Telesp Celular is the leading cellular operator, by number of customers, in the state of São Paulo, according to data published by Anatel.

Telesp Celular had net operating revenues of R$3,415.0 million, R$3,993.2 million and R$4,329.0 million in 2002, 2003 and 2004, respectively. In the nine months ended September 30, 2005, Telesp Celular had net operating revenues of R$3,187.0 million. As of September 30, 2005, Telesp Celular had 10.0 million cellular lines in service and a market share of approximately 50.1% in its authorized areas, estimated based on the total number of cellular lines in service in those areas as published by Anatel.

Global Telecom provides mobile telecommunications services on the B Band frequency range in the states of Paraná and Santa Catarina. These two states cover an area of approximately 294,661 square kilometers, representing approximately 3.5% of Brazil’s territory, and include 22 municipalities with populations in excess of 100,000 people. The states of Paraná and Santa Catarina are home to approximately 16.0 million people, representing 8.8% of Brazil’s population, estimated based on information published by the IBGE.

Global Telecom had net operating revenues of R$512.2 million, R$669.0 million and R$801.6 million in 2002, 2003 and 2004, respectively. In the nine months ended September 30, 2005, Global Telecom had net operating revenues of R$602.5 million. As of September 30, 2005, Global Telecom had 2.8 million cellular lines in service and a market share of approximately 36.2% in its authorized areas, estimated based on the total number of cellular lines in service in those areas as published by Anatel.

Telesp Celular has been our wholly owned subsidiary since we completed a corporate restructuring in January 2000. We acquired an 81.61% indirect economic interest in Global Telecom in February 2001, and Global Telecom became our wholly owned subsidiary on December 27, 2002. We acquired 61.10% of the voting capital stock of TCO on April 25, 2003. We acquired additional shares of voting capital stock of TCO in a public tender offer in October 2003, bringing the percentage of TCO’s voting capital stock we owned to 86.19%. In October 2004, we acquired additional shares of voting capital stock and preferred shares of TCO in another public tender offer, and in July 2005 we acquired additional shares of voting capital stock of TCO in a capital increase, bringing the percentage of TCO’s voting capital stock we own to 90.59%. Our net operating revenues for the nine months ended September 30, 2005 included R$1,702.2 million attributable to the consolidation of TCO, R$3,187.0 million attributable to the consolidation of Telesp Celular and R$602.5

PART TWO—SUMMARY

million attributable to the consolidation of Global Telecom. After consolidation adjustments, our net operating revenues for the nine months ended September 30, 2005 were R$5,491.7 million.

Our principal executive offices are located at Av. Roque Petroni Júnior, 1464, 4º Andar, Lado “A”, 04707-000 – São Paulo, SP, Brazil, and our telephone number is 011-55-11-5105-2276. We are incorporated under the laws of Brazil.

For more information about our company, please see our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, which is incorporated by reference in this prospectus, including the following sections: “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions,” “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Matters” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

TCO

According to data published by Anatel, TCO is the leading provider, by number of customers, of cellular telecommunications services in Brazil’s Federal District and in 11 Brazilian states: Acre, Amapá, Amazonas, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondonia, Roraima and Tocantins, an area encompassing 5.8 million square kilometers, approximately 68% of Brazil’s territory, including 34 municipalities with populations in excess of 100,000 people, and 31.8 million people, representing approximately 18% of Brazil’s population.

TCO uses the A Band frequency range, covering 50% of the municipalities in the Federal District and in the states of Acre, Goiás, Mato Grosso, Mato Grosso do Sul, Rondonia and Tocantins and 89% of the population of these areas. TCO also uses the B Band frequency range that covers 28% of the municipalities in the states of Amazonas, Amapá, Maranhão, Pará and Roraima and 65% of the population of those states.

TCO’s subsidiaries are: Telegoiás Celular S.A., or Telegoiás, Telemat Celular S.A., or Telemat, Telems Celular S.A., or Telems, Teleron Celular S.A., or Teleron, Teleacre Celular S.A., or Teleacre, Norte Brasil Telecom S.A., or NBT, and TCO IP S.A., or TCO IP.

TCO and its subsidiaries had aggregate net operating revenues of R$1,572.1 million, R$1,958.9 million and R$2,210.4 million in 2002, 2003 and 2004, respectively. In the nine months ended September 30, 2005, TCO had net operating revenues of R$1,702.2 million. As of September 30, 2005, TCO and its subsidiaries had 6.5 million cellular lines in service and a market share of approximately 47% in its authorized areas, estimated based on the total number of cellular lines in service in those areas as published by Anatel.

TCO’s principal executive offices are located at SCS – Quadra 2, Bloco C, 226, Edifício Telebrasília Celular, 7º andar, 70302-916, Brasília, DF, Brazil, and its telephone number is 011-55-61-3962-7756. TCO is incorporated under the laws of Brazil.

For more information about TCO, please see TCO’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, which is incorporated by reference in this prospectus, including the following sections: “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions,” “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Matters” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

PART TWO—SUMMARY

TLE

According to data published by Anatel, TLE is a leading provider of cellular telecommunications services in the states of Bahia and Sergipe through its subsidiaries Telebahia Celular S.A., or Telebahia, and Telergipe Celular, or Telergipe.

TLE provides mobile telecommunications services on the A Band frequency range in an area with more than 15.5 million people, representing 8.6% of Brazil’s population, and encompassing 16 metropolitan areas with populations in excess of 100,000 people. TLE covers 31% of the municipalities and 68% of the population in this area.

TLE and its subsidiaries had aggregate net operating revenues of R$431.4 million, R$441.3 million and R$487.0 million in 2002, 2003 and 2004, respectively. In the nine months ended September 30, 2005, TLE had net operating revenues of R$418.7 million. As of September 30, 2005, TLE and its subsidiaries had 1.4 million cellular lines in service and a market share of approximately 34.4% in its authorized areas, estimated based on the total number of cellular lines in service in those areas as published by Anatel.

TLE’s principal executive offices are located at Av. Roque Petroni Júnior, 1464, 4º Andar – Lado “A”, 04707-000, São Paulo, SP, Brazil, and its telephone number is 011-55-11-5105-2276. TLE is incorporated under the laws of Brazil.

For more information about TLE, please see TLE’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, which is incorporated by reference in this prospectus, including the following sections: “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions,” “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Matters” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

TSD

According to market share data published by Anatel, TSD is a leading provider of cellular telecommunications services in the states of Rio de Janeiro and Espirito Santo through its subsidiaries Telerj Celular S.A., or Telerj, and Telest Celular S.A., or Telest.

TSD provides mobile telecommunications services on the A Band frequency range in an area covering approximately 89,774 square kilometers, representing approximately 1.1% of Brazil’s territory. This area is home to more than 18 million people, representing 10.2% of Brazil’s population. TSD covers 100% of the municipalities and 96.8% of the population in this area.

TSD and its subsidiaries had aggregate net operating revenues of R$1,847.6 million, R$1,892.5 million and R$1,927.0 million in 2002, 2003 and 2004, respectively. In the nine months ended September 30, 2005, TSD had net operating revenues of R$1,505.3 million. As of September 30, 2005, TSD and its subsidiaries had 4.6 million cellular lines in service and a market share of approximately 44.2% in its authorized areas, estimated based on the total number of cellular lines in service in those areas as published by Anatel.

TSD’s principal executive offices are located in Praia de Botafogo, 501, Torre Corcovado, 7º andar, 22250-040, Rio de Janeiro, RJ, Brazil, and its telephone number is 011-55-21-2586-6622. TSD is incorporated under the laws of Brazil.

PART TWO—SUMMARY

For more information about TSD, please see TSD’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, which is incorporated by reference in this prospectus, including the following sections: “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions,” “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Matters” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Celular CRT

According to data published by Anatel, Celular CRT is a leading provider of cellular telecommunications services in the state of Rio Grande do Sul through its subsidiary Celular CRT S.A. Celular CRT provides mobile telecommunications services on the A Band frequency range in an area with more than 10.5 million people, representing 5.6% of Brazil’s population.

Celular CRT had net operating revenues of R$896.3 million, R$1,032.7 million and R$1,174.3 million in 2002, 2003 and 2004, respectively. In the nine months ended September 30, 2005, Celular CRT had net operating revenues of R$892.4 million. As of September 30, 2005, Celular CRT had 3.4 million cellular lines in service and a market share of approximately 50.3% in its authorized area, estimated based on the total number of cellular lines in service in that area as published by Anatel.

Celular CRT’s principal executive offices are located at Rua José Bonifácio, 245, Farroupilha, 90040-130 Porto Alegre, RS, Brazil, and its telephone number is 011-55-11-5105-2276. Celular CRT is incorporated under the laws of Brazil.

Celular CRT is not subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. For more information about Celular CRT, please see “Part Four: Information on the VIVO Companies—Description of Celular CRT’s Business” and “—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Celular CRT” and the audited consolidated financial statements and unaudited condensed consolidated financial statements of Celular CRT included in this prospectus.

VIVO

In 2002, Portugal Telecom and Telefónica Móviles transferred all of their investments in cellular telecommunications businesses in Brazil to Brasilcel. Portugal Telecom and Telefonica Móviles are managing this joint venture on an equal basis.

All of TCP, TCO, TSD, TLE and Celular CRT are controlled by Brasilcel, directly and/or indirectly, and have been operating under the brand name “VIVO” since April 2003. The VIVO companies pursue a common commercial strategy and are guided by a common management team. VIVO designs marketing, promotional and other initiatives common to all the companies and then tailors those activities to the particular markets of those companies.

According to data published by Anatel, VIVO has 36.1% of the total market in Brazil and 45.9% of the total market in its authorized areas, with 28.8 million users as of September 30, 2005. Its operations cover an area with approximately 135 million inhabitants, or 73% of the Brazilian population.

Upon the completion of the merger of shares of TCO with TCP and of the merger of companies of each of TCO, TLE, TSD and Celular CRT with TCP, TCP will be renamed “Vivo Participações S.A.” and will be the holding company of TCO and of the subsidiaries of TLE, TSD and Celular CRT.

PART TWO—SUMMARY

The following chart shows our expected corporate structure after the merger.

Combined Region

The map below shows the regions in Brazil in which VIVO operates.

PART TWO—SUMMARY

Terms of the Merger

We are proposing the merger of shares (incorporação de ações) of TCO with TCP, and the merger of companies (incorporações de empresas) of TLE, TSD and Celular CRT with TCP, in each case under Brazilian law. We refer to the transaction herein as the merger.

Purpose of and Reasons for the Merger

We believe the merger will enable us to:

•	align the interests of the shareholders of TCP, TCO, TLE, TSD and Celular CRT;

•	provide you with securities that we expect will enjoy greater market liquidity than the securities you currently hold;

•	simplify the shareholding and organizational structure of the VIVO business and expand its shareholder base; and

•	take advantage of important synergies among the companies, which are already operating under a common brand name, “VIVO.”

We believe that the potential synergies from the transaction include the elimination of the costs to maintain the registration of the securities of TCO, TLE and TSD under the Exchange Act, the listing of the ADSs of those companies on the New York Stock Exchange and the listing of the common shares and preferred shares of those companies on the São Paulo Stock Exchange. These costs include the preparation of Annual Reports on Form 20-F for those companies, the submission of reports on Form 6-K for those companies, the preparation of audited financial statements reconciled to U.S. GAAP in accordance with the regulations of the U.S. Securities and Exchange Commission and, beginning in 2006, the preparation of reports on the internal control over financial reporting of those companies pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the attestations of such reports by the companies’ independent registered public accounting firm. Although the New TCP will be a larger and more complex company and its compliance costs are expected to increase as a result of the transaction, we believe that this increase will be more than offset by the reduction in these costs with respect to the other companies.

We selected the particular structure of this transaction, which includes a merger of shares of TCO with TCP under Brazilian law and concurrent mergers of companies of TLE, TSD and Celular CRT into TCP under Brazilian law, primarily because this structure provides the greatest certainty that unaffiliated shareholders will become shareholders of New TCP and that we will achieve the objectives described above. As an alternative to this structure, our controlling shareholder, Brasilcel, considered conducting a series of public tender offers for cash and/or securities of TCP to existing unaffiliated shareholders of TCO, TLE, TSD and Celular CRT. However, we and our controlling shareholder rejected this alternative because it (1) would not provide the certainty that there would be fewer than 300 U.S. resident holders of the preferred shares and ADSs of TCO, TLE and TSD after the transaction, which is a condition to deregistration of those securities under the Exchange Act, and (2) would not streamline the corporate and shareholder structure without undertaking a subsequent merger.

Effects of the Merger on TCP, the Targets and Their Affiliates

If the merger is approved:

•	TCO will become a wholly owned subsidiary of TCP, and TLE, TSD and Celular CRT will merge with and into TCP with TCP as the surviving company;

PART TWO—SUMMARY

•	direct holders of common shares and preferred shares of TCO will receive 3.0830 common shares or preferred shares of TCP for each common share or preferred share, respectively, they hold without any further action by those holders; holders of ADSs of TCO will receive 3.0830 ADSs of TCP for each ADS they hold, subject to the procedures described herein and upon payment of any fees and expenses of the TCO depositary and of the TCP depositary;

•	direct holders of common shares and preferred shares of TLE will receive 3.8998 common shares or preferred shares of TCP for each common share or preferred share, respectively, they hold without any further action by those holders; holders of ADSs of TLE will receive 3.8998 ADSs of TCP for each ADS they hold, subject to the procedures described herein and upon payment of any fees and expenses of the TLE depositary and of the TCP depositary;

•	direct holders of common shares and preferred shares of TSD will receive 3.2879 common shares or preferred shares of TCP for each common share or preferred share, respectively, they hold without any further action by those holders; holders of ADSs of TLE will receive 3.2879 ADSs of TCP for each ADS they hold, subject to the procedures described herein and upon payment of any fees and expenses of the TSD depositary and of the TCP depositary; and

•	holders of common shares or preferred shares of Celular CRT will receive 7.0294 common shares or preferred shares of TCP for each common share or preferred share, respectively, they hold without any further action by those holders; Celular CRT does not have an ADS program, and no holder of CRT common shares or preferred shares will receive TCP ADSs.

As a result of the merger:

•	New TCP will be a significantly larger company and will be the holding company of TCO and its subsidiaries and of the subsidiaries of TLE, TSD and Celular CRT;

•	New TCP will be renamed “Vivo Participações S.A.,” the common shares and preferred shares of New TCP will be listed on the São Paulo Stock Exchange and the ADSs of New TCP will be listed on the New York Stock Exchange;

•	the preferred shares and ADSs of TCO, TLE and TSD are expected to be deregistered under the Exchange Act, and those companies will no longer file Annual Reports on Form 20-F or reports on Form 6-K;

•	the ADSs of TCO, TLE and TSD will be delisted from the New York Stock Exchange, and the common shares and preferred shares of TCO, TLE, TSD and Celular CRT will be delisted from the São Paulo Stock Exchange; and

•	any dividends to holders of common shares, preferred shares or ADSs with respect to fiscal years after the fiscal year ended December 31, 2005 will be paid in accordance with the bylaws (estatuto social) of TCP and the Brazilian corporation law, as described in “Part Six: Shareholder Rights.”

PART TWO—SUMMARY

As a result of the transaction, TCP will own 100% of the capital stock of TCO, and TLE, TSD and Celular CRT will merge with and into TCP, with TCP as the surviving company. TCP’s interest in the net book value and net income (loss) of each of those companies will therefore increase to 100%. The following table illustrates the effects of the merger on TCP’s interest in the net book value and net income (loss) of TCO, TLE, TSD and Celular CRT.

TCP’s interest in the net book value of the Targets as of September 30, 2005
	Historical		Pro forma
(R$ millions, unaudited)
TCO	R$	1,487.6 (52.47%)	R$2,835.3 (100%	)
TLE		—	320.0 (100%	)
TSD		—	2,048.7 (100%	)
Celular CRT		—	1,224.1 (100%	)

TCP’s interest in the net income (loss) of the Targets
	Nine months ended September 30, 2005			Year ended December 31, 2004
	Historical		Pro forma	Historical		Pro forma
(R$ millions, unaudited)
TCO	R$	144.7 (52.47%)	R$275.8 (100%)	R$	256.8 (50.65%)	R$507.1 (100%)
TLE		—	(54.5) (100%)		—	(34.2) (100%)
TSD		—	78.0 (100%)		—	92.8 (100%)
Celular CRT		—	104.5 (100%)		—	181.9 (100%)

Effects of the Merger on Unaffiliated Shareholders

The benefits and actual or potential adverse effects of the merger for unaffiliated shareholders of the Targets can be summarized as follows:

Principal Benefits

•	The common shares, preferred shares and ADSs of TCP to be received by holders of common shares, preferred shares and ADSs of the Targets are expected to have greater liquidity than the existing common shares, preferred shares and ADSs of the Targets.

•	Holders of shares and ADSs of TCP will hold an investment in a more diversified cellular telecommunications provider that will provide services in 19 states in Brazil and the Federal District in an area that includes approximately 73% of the Brazilian population. At the same time, holders of shares and ADSs are expected to benefit from synergies to be obtained as a result of the merger.

•	Holders of shares of TLE would have experienced a decrease in loss from continuing operations per share for the nine months ended September 30, 2005 from R$(5.65) per share on a historical basis under Brazilian GAAP to R$(0.90) per share on a pro forma per share equivalent basis under Brazilian GAAP and from R$(6.22) per share on a historical basis under U.S. GAAP to R$(1.19) per share on a pro forma per share equivalent basis under U.S. GAAP, in each case calculated as described below under “—Summary Comparative Per Share Data.” See also “Part Five: The Merger—Unaudited Pro Forma Combined Financial Information.”

PART TWO—SUMMARY

•	Holders of shares of TCO, TLE, TSD and Celular CRT would have experienced an increase in book value per share on a U.S. GAAP basis as of September 30, 2005 from R$21.98, R$33.78, R$22.31 and R$37.65 on a historical basis to R$28.27, R$35.76, R$30.15 and R$64.46, respectively, on a pro forma per share equivalent basis, in each case calculated as described below under “—Summary Comparative Per Share Data.” However, book value per share would have decreased on a Brazilian GAAP basis for a holder of TCO, TLE or TSD shares. On a Brazilian GAAP basis, book value per share as of September 30, 2005 was R$21.80, R$33.18, R$22.31 and R$37.50 for TCO, TLE, TSD and Celular CRT, respectively, and would have been R$19.40, R$24.54, R$20.69 and R$44.24, respectively, on a pro forma per share equivalent basis, in each case calculated as described below under “—Summary Comparative Per Share Data.” See also “Part Five: The Merger—Unaudited Pro Forma Combined Financial Information.”

Principal Actual or Potential Adverse Effects

•	Holders of shares of TCO, TSD and Celular CRT would have experienced a decrease in income from continuing operations per thousand shares on a Brazilian GAAP basis for the nine months ended September 30, 2005 from R$2.12, R$0.85 and R$3.20 per share on a historical basis, respectively, to a loss from continuing operations per share of R$(0.71), R$(0.76) and R$(1.62) on a pro forma per share equivalent basis, respectively, in each case calculated as described below under “—Summary Comparative Per Share Data.” Similarly, holders of shares of TCO, TSD and Celular CRT would have experienced a decrease in income from continuing operations per share on a U.S. GAAP basis for the nine months ended September 30, 2005 from R$1.80, R$0.62 and R$2.50 per share on a historical basis, respectively, to a loss from continuing operations per share of R$(0.94), R$(1.01) and R$(2.15) on a pro forma per share equivalent basis, respectively, in each case calculated as described below under “—Summary Comparative Per Share Data.” Holders of shares of TCO, TSD and Celular CRT would also have experienced decreases in income from continuing operations for the fiscal years ended December 31, 2003 and 2004 on a U.S. GAAP basis and (except for holders of shares of TCO and TSD for the fiscal year ended December 31, 2004) on a Brazilian GAAP basis, comparing historical per share amounts to pro forma per share equivalent amounts for those periods, in each case calculated as described below under “—Summary Comparative Per Share Data.” See also “Part Five: The Merger—Unaudited Pro Forma Combined Financial Information.”

•	As explained above, holders of TCO, TLE and TSD shares would have experienced a decrease in book value per share under Brazilian GAAP (though not under U.S. GAAP) as of September 30, 2005 on a pro forma per share equivalent basis, in each case calculated as described below under “—Summary Comparative Per Share Data.” See also “Part Five: The Merger—Unaudited Pro Forma Combined Financial Information.”

•	Holders of shares and ADSs of TCO, TSD and Celular CRT would not have received dividends or interest on shareholders’ equity on a pro forma per share equivalent basis in at least the two last fiscal years, as described in “—Summary Comparative Per Share Data,” because TCP does not currently pay dividends or interest on shareholders’ equity due to its net losses. Holders of shares and ADSs of TLE would also not have received dividends or interest on shareholders’ equity on a pro forma per share equivalent basis, but these holders do not currently receive dividends or interest on shareholders’ equity due to TLE’s net losses. However, TCP expects to effect a capital reduction in connection with the merger, intended to permit TCP to resume the payment of dividends or interest on shareholders’ equity more promptly than might otherwise be possible. See “Part Six: Shareholder Rights—Information About Historical Dividend Payments.”

•

The method of calculation of the preference of preferred shareholders in the receipt of dividends differs for TLE, TSD and Celular CRT from the method set forth in the bylaws of TCP. The relative amounts

PART TWO—SUMMARY

that a preferred shareholder would receive under these different calculation methods depend on factors such as the amount of adjusted net income of the company calculated in accordance with the Brazilian corporation law, the company’s capital stock and/or the company’s shareholders’ equity. The bylaws of TSD provide that preferred shareholders are entitled to receive, out of any mandatory minimum dividends under the Brazilian corporation law, dividends 10% greater than those received by common shareholders. The bylaws of TLE and Celular CRT provide that preferred shareholders are entitled to a preference to receive out of any mandatory minimum dividends an amount equal to the greater of (1) 6% of subscribed capital per share and (2) dividends 10% greater than those received by common shareholders. The TCP bylaws contain a different preference, entitling preferred shareholders to a preference to receive out of any mandatory minimum dividends an amount equal to the greater of (1) 6% of subscribed capital per share and (2) 3% of shareholders’ equity per share. Depending on the level of capital stock, shareholders’ equity and adjusted net income for purposes of the Brazilian corporation law, the TCP preference rule could result in lesser dividends to preferred shareholders (and ADS holders) and common shareholders than would be payable under the bylaws of TLE, TSD and Celular CRT. See “Part Six: Shareholder Rights—General.”

•	New TCP will be considerably more leveraged than TCO, TSD and Celular CRT. In addition, TCP will assume the liabilities of TLE, TSD and Celular CRT in connection with the merger. See “Part Three: Risk Factors—Risks Relating to the Merger.”

•	Because New TCP will be a larger company than TCO, TLE, TSD and Celular CRT, the ownership percentage of any existing minority shareholder of the Targets will decrease as a result of the merger. See “Part Three: Risk Factors—Risks Relating to the Merger.”

•	Holders of ADSs of TCO, TLE and TSD will be required to pay the ADS cancellation and issuance fees described in “Part Five: The Merger—Receipt of Shares and ADSs of TCP.”

•	U.S. holders of shares or ADSs may have a gain or loss for U.S. federal income tax purposes, as described under “—Material Tax Considerations” below and in “Part Five: The Merger—Material Tax Considerations—United States Federal Income Tax Considerations.”

•	You may have a gain or loss for Brazilian income tax purposes, as described under “—Material Tax Considerations” below and in “Part Five: The Merger—Material Tax Considerations—Brazilian Tax Considerations.”

Material Tax Considerations (Page 157)

If you are a U.S. Holder of TCO shares or TCO ADSs, the U.S. federal income tax consequences of the merger are uncertain. If required, TCP intends to take the position that, pursuant to the merger, you generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of TCP shares or TCP ADSs in exchange for your TCO shares or TCO ADSs, except to the extent of any cash received in lieu of fractional shares. If you are a U.S. Holder of shares of TLE, TSD or Celular CRT, or ADSs of TLE or TSD, TCP believes you generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of TCP shares or TCP ADSs in exchange for shares of TLE, TSD or Celular CRT, or ADSs of TLE or TSD, except to the extent of any cash received in lieu of fractional shares. You will also be subject to certain U.S. federal income tax consequences as a result of holding TCP shares or TCP ADSs received pursuant to the merger. See “Part Five: The Merger—Material Tax Considerations—United States Federal Income Tax Considerations.”

There are reasonable Brazilian legal grounds to sustain that the receipt (resulting from the merger) by a non-Brazilian holder of ADSs or by a U.S. person of common or preferred shares that are registered as a foreign

PART TWO—SUMMARY

portfolio investment under Resolution 2,689/00 of the National Monetary Council or are registered as a foreign direct investment under Law 4,131/62 would not be subject to income tax pursuant to Brazilian law. However, Brazilian tax legislation does not contain specific provisions with respect to the merger. See “Part Five: The Merger—Material Tax Considerations—Brazilian Tax Considerations.”

Approval of the Merger (Page 136)

Brasilcel holds, directly and indirectly, 92.51% of the common shares and 50.02% of the preferred shares of our company, representing 66.09% of our total voting shares. Brasilcel has represented to us that it and its subsidiaries will vote the shares of our company they hold in favor of the merger.

Brasilcel also holds, directly and indirectly, 68.72% of the common shares and 40.95% of the preferred shares of TLE, representing 50.67% of TLE’s total voting shares, 92.01% of TSD’s voting common shares, and 90.57% of Celular CRT’s voting common shares. Brasilcel has represented to us that it and its subsidiaries will vote the shares of TLE, TSD and Celular CRT they hold in favor of the merger.

We hold 90.59% of the voting common shares of TCO. We intend to vote the shares of TCO we hold in favor of the merger.

The merger of each of TCO, TLE, TSD and Celular CRT with TCP will require the affirmative vote of holders representing at least 50% plus one of the aggregate TCP common shares and preferred shares that are present at a duly convened extraordinary general shareholders’ meeting, and the affirmative vote of holders representing at least 50% plus one of the aggregate common shares of TCO, TSD or Celular CRT. The merger of TLE with TCP will require the affirmative vote of holders representing at least 50% plus one of the aggregate TCP common shares and preferred shares that are present at a duly convened extraordinary general shareholders’ meeting, and the affirmative vote of holders representing at least 50% plus one of the aggregate common shares and preferred shares of TLE.

The extraordinary general shareholders’ meetings of TCP, TCO, TLE, TSD and Celular CRT are scheduled to be held as follows:

February 22, 2006

2 p.m., local time

Telesp Celular Participações S.A.

Av. Roque Petroni Júnior, 1464

04707-000 – São Paulo, SP

Brazil

Tele Centro Oeste Celular Participações S.A.

SCS – Quadra 2, Bloco C, 226

Edifício Telebrasília Celular, 7º andar

70302-916 – Brasília, DF

Brazil

Tele Sudeste Celular Participações S.A.

Praia de Botafogo, 501

Torre Corcovado, 7º andar

22250-040 – Rio de Janeiro, RJ

Brazil

PART TWO—SUMMARY

Tele Leste Celular Participações S.A.

Av. Roque Petroni Júnior, 1464

04707-000 – São Paulo, SP

Brazil

Celular CRT Participações S.A.

Rua José Bonifácio, 245, Farroupilha

90040-130 – Porto Alegre, RS

Brazil

If you hold common shares of TCP, TCO, TSD, TLE or Celular CRT, you may attend and vote at the applicable meeting. If you hold preferred shares of TCO, TSD or Celular CRT directly, you may attend the applicable meeting, but you may not vote. If you hold TCP or TLE preferred shares directly, you may attend and vote at the respective meeting. Under the Brazilian corporation law, you may be required to show documents proving your identity to gain admittance to the meeting. If you grant a proxy to someone to act for you at the meeting, your proxy will be required to show original or certified copies of the documents that grant him or her powers of representation. The proxy must be deposited at the head office of TCP, TCO, TLE, TSD or Celular CRT, as the case may be, no later than 2 p.m., local time, two days before the applicable meeting.

If you hold ADSs of TCO or TSD, you are not entitled to attend, or vote through a representative at, the respective shareholders’ meeting. If you hold TCP ADSs or TLE ADSs, you are not entitled to attend the respective shareholders’ meeting, but you may communicate your voting instructions to the TCP depositary or TLE depositary, as the case may be. No holder of preferred shares of TCO, TSD or Celular CRT and no holder of ADSs of TCO or TSD may vote at the applicable meeting.

There are no conditions to the completion of each merger other than shareholder approval by TCP, on one hand, and TCO, TSD, TLE or Celular CRT, as the case may be, on the other hand. The approval of the NYSE of the listing of the ADSs of TCP to be delivered in connection with the merger of each of TCO, TLE or TSD, for which we will apply, must be obtained for these shares to be traded by their holders. However, this approval is not a condition to the completion of the merger.

The approval of the merger by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, is not a condition to the merger. See “Part Three: Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Our Business—The CVM, the Brazilian securities regulator, may suspend for up to 15 days the shareholders’ meetings scheduled to approve the merger.”

Receipt of Shares and ADSs of TCP (Page 139)

If the merger is approved, each common share or preferred share:

•	of TCO will become 3.0830 common shares or preferred shares, respectively, of TCP;

•	of TLE will become 3.8998 common shares or preferred shares, respectively, of TCP;

•	of TSD will become 3.2879 common shares or preferred shares, respectively, of TCP; and

•	of Celular CRT will become 7.0294 common shares or preferred shares, respectively, of TCP,

in each case without any action by you. Because the common shares and preferred shares of TCP are book-entry shares, an entry or entries will be made in the share registry of TCP to evidence the common shares or preferred shares received in the merger. Neither you nor any other person will receive certificates evidencing common shares or preferred shares of TCP.

PART TWO—SUMMARY

Holders of ADSs representing preferred shares will receive:

•	3.0830 ADSs representing preferred shares of TCP in the merger for each ADS of TCO they hold;

•	3.8998 ADSs representing preferred shares of TCP in the merger for each ADS of TLE they hold; and

•	3.2879 ADSs representing preferred shares of TCP in the merger for each ADS of TSD they hold.

After the merger becomes effective and the end of the period for the exercise of appraisal rights, where applicable (see “—Appraisal or Dissenters’ Rights”), TCP will deposit with a custodian for The Bank of New York, as depositary under each of the TCO, TLE and TSD ADS programs, the TCP preferred shares issuable in respect of the ADSs of TCO, TLE or TSD then held in that program. The Bank of New York, as depositary, will deposit those TCP preferred shares with the custodian for The Bank of New York, as depositary under the TCP ADS program, and instruct that depositary to cause to be issued and to deliver, subject to payment of the fees and expenses of that depositary under the TCP deposit agreement, as described below, ADSs representing those TCP preferred shares to the depositary for the ADS program of TCO, TLE or TSD, as the case may be. When the TCP ADSs are received in the ADS program of each of TCO, TLE and TSD, the ADSs of each of TCO, TLE and TSD will represent a right to receive TCP ADSs.

If you hold ADSs indirectly through a broker or other intermediary, you will automatically receive your TCP ADSs (and cash in lieu of any fractions as described in “Part Five: The Merger—Fractional Shares and ADSs”) upon payment of the depositary’s fees and expenses as provided in each of the TCO, TLE and TSD deposit agreements, as described below.

If you hold ADSs directly as a registered holder, you must, in addition to paying the fees and expenses of the depositary described below, surrender your ADRs to the depositary. Registered holders of TCO, TLE and TSD ADSs will be provided with the necessary forms, which will contain instructions on how to surrender their ADRs representing ADSs to the depositary. If you do not receive the necessary forms, you may call The Bank of New York toll-free at 1-888-BNY-ADRS or contact The Bank of New York at 101 Barclay Street, New York, NY 10286. Upon surrender of those ADRs, the depositary will deliver the TCP ADSs to the registered holders of former TCO, TLE and TSD ADSs (and cash in lieu of any fractions as described in “Part Five: The Merger—Fractional Shares and ADSs”). See “Part Five: The Merger—Receipt of Shares and ADSs of TCP—Delivery of TCP ADRs.”

If you hold ADSs of TCO, TLE or TSD, you will have to pay the fees of the depositary of TCO, TLE or TSD, as the case may be, in accordance with the applicable deposit agreement for the cancellation each ADS of TCO, TLE or TSD that you hold in connection with the merger. These cancellation fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCO, TLE or TSD you hold. You will also have to pay the ADS issuance fees of the TCP depositary in accordance with the TCP deposit agreement for each TCP ADS issued to you in connection with the merger. These issuance fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCP to be issued to you. Given the exchange ratios of TCP ADSs to be received for each ADS of TCO, TLE or TSD that you hold, the maximum ADS cancellation and issuance fees you will have to pay to the depositaries for each ADS of TCO, TLE or TSD that you hold are set forth below:

Target ADS	Maximum ADS cancellation and issuance fees payable in connection with the merger for each ADS held
TCO	US$	0.20415
TLE		0.24499
TSD		0.214395

PART TWO—SUMMARY

If you are a holder of common shares, preferred shares or ADSs of TCP, you will continue to hold those securities after the merger.

Management (Page 150)

TCP is managed, and after the merger will be managed, by a board of directors of nine members, each serving a three-year term expiring at the ordinary general meeting of shareholders to be held by April 2006, except that the term of António Gonçalves de Oliveira will expire in April 2007. The board of executive officers of TCP currently consists of five members, led by Roberto Oliveira de Lima as chief executive officer.

TCP is headquartered in São Paulo, Brazil and will maintain that headquarters after the merger.

Accounting Treatment of the Merger (Page 146)

Under Brazilian GAAP, the body of accounting principles we use to prepare our consolidated financial statements, the merger will be accounted for at book value. Under U.S. GAAP, since TCP and each of the Targets have been under common control since December 27, 2002, the exchange of shares of TCP for common and preferred shares of the Targets held directly or indirectly by Brasilcel will be accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the assets acquired and the liabilities assumed in the merger, to the extent of the proportionate interests in the Targets under common control, will be accounted for based on the historical carrying values of the assets and liabilities of each of the Targets, as would be reflected in the consolidated financial statements of Brasilcel. The proportionate interests in each of the Targets acquired from shareholders unrelated to the controlling shareholders will be accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. Under the purchase method of accounting, the pro rata assets acquired and liabilities assumed are recorded at their fair values, and any excess of purchase price over the related fair value of net assets acquired is accounted for as goodwill. The financial statements of New TCP presented after the merger will retroactively reflect the combination of TCP and the Targets to the extent of the proportionate interests in the Targets under common control since December 27, 2002, in accordance with Brazilian GAAP and U.S. GAAP.

Stock Exchange Matters

Upon the completion of the merger and the end of the period for the exercise of appraisal rights, where applicable (see “—Appraisal or Dissenters’ Rights”), TCP will be renamed Vivo Participações S.A. TCP’s common shares will be traded on the São Paulo Stock Exchange under the ticker symbol “VIVO3” and preferred shares will be traded on the São Paulo Stock Exchange under the ticker symbol “VIVO4.” We will apply to list the ADSs of TCP to be received by holders of TCO, TLE and TSD ADSs on the New York Stock Exchange, and all the ADSs of TCP are expected to trade under the ticker symbol “VIV.”

After the merger is complete and the period for the exercise of appraisal rights, where applicable, has ended (see “—Appraisal or Dissenters’ Rights”), preferred shares and common shares of TCO, TLE, TSD and Celular CRT will be delisted from the São Paulo Stock Exchange, and ADSs of TCO, TLE and TSD will be delisted from the New York Stock Exchange.

Appraisal or Dissenters’ Rights (Page 142)

Holders of record of common shares of TCP, TCO, TLE, TSD and Celular CRT, and holders of record of preferred shares of TCP and TSD at the close of business on December 2, 2005 are entitled to appraisal rights in connection with the merger. If you held common shares of TCO, TLE or TSD or preferred shares of TSD on the

PART TWO—SUMMARY

record date, you will have the right to choose to receive, instead of the TCP common shares or preferred shares, as the case may be, an amount in cash equal to the greater of the amounts shown for that company in the table below:

	Appraisal amounts the greater of
	Shareholders’ equity per share in accordance with Brazilian GAAP (1)		Market value of shareholders’ equity per share (1)
	(reais per share)
TCO (common or preferred shares)	R$	21.80	R$	18.38
TLE (common or preferred shares)		33.18		24.99
TSD (preferred shares)		22.31		21.97

(1)	Calculated as of September 30, 2005 using the methodology described in “Part Five: The Merger—Appraisal or Dissenters’ Rights.”

If you held common shares of Celular CRT on the record date, you will have the right to choose to receive, instead of the TCP common shares, an amount in cash equal to R$37.50 per share, the shareholders’ equity per share of Celular CRT in accordance with Brazilian GAAP, calculated as of September 30, 2005 using the methodology described in “Part Five: The Merger—Appraisal or Dissenters’ Rights.”

If you have appraisal rights, your appraisal rights will lapse not less than 30 days after publication of the minutes of the extraordinary general shareholders’ meeting called to approve the merger. If you have appraisal rights with respect to voting shares, you cannot exercise those appraisal rights if you vote in favor of the merger.

Holders of record of TCP common shares and preferred shares at the close of business on December 2, 2005 also have the right to choose to receive an amount in cash equal to R$6.52 per share, the shareholders’ equity per share of TCP in accordance with Brazilian GAAP, calculated as of September 30, 2005 using the methodology described in “Part Five: The Merger—Appraisal or Dissenters’ Rights.”

If you hold TCP or TSD ADSs, you will not be able to exercise appraisal rights. Even if you held those ADSs on December 2, 2005, the holder of the preferred shares underlying those ADSs on that date was the applicable depositary’s custodian, and the custodian will not exercise appraisal rights on your behalf.

Holders of preferred shares of TCO, TLE and Celular CRT and holders of ADSs of TCO and TLE are not entitled to appraisal or dissenters’ rights in connection with the merger under Brazilian law.

Valuation Reports of Goldman Sachs (Page 169)

In connection with the mergers, our board of directors received valuation reports from Goldman Sachs expressing the view that, as of the date of those reports and based on and subject to the assumptions and considerations described in those reports and based on other matters as Goldman Sachs considered relevant, if the exchange ratio approved by the board of directors of TCP with respect to each merger was within the implied exchange ratios derived from the valuation analyses performed by Goldman Sachs with respect to TCP and TCO, TLE, TSD or Celular CRT, as applicable, then that exchange ratio as of December 4, 2005 would constitute equitable treatment as understood in the manner described in such reports.

We urge you to read carefully the summary of the valuation reports set forth in “Part Five: The Merger—Valuation Reports of Goldman Sachs,” which includes information on how to obtain copies of the full reports.

PART TWO—SUMMARY

Timetable for the Merger

Meeting of the boards of directors of each of TCP, Celular CRT, TCO, TLE and TSD to approve the merger	December 4, 2005
Announcement of the merger	December 4, 2005
Mailing of prospectus to holders of TCP, TCO, TLE and TSD ADSs and U.S. holders of common and preferred shares of TCP, TCO, TLE, TSD and Celular CRT	January 24, 2006
Meeting of shareholders of each of TCP, TCO, TLE, TSD and Celular CRT to approve the merger scheduled for	February 22, 2006
Beginning of period for exercise of appraisal rights, where applicable	February 24, 2006
End of period for exercise of appraisal rights, where applicable	March 27, 2006
Expected last day of trading of common and preferred shares of the Targets on Bovespa and of ADSs of TCO, TLE and TSD on the NYSE	March 30, 2006
Expected first day of trading of VIVO (New TCP) common shares and preferred shares on Bovespa and ADSs on the NYSE	March 31, 2006
Depositary for TCO, TLE and TSD ADSs expected to close books for all transfers and other transactions involving ADSs of those companies	April 4, 2006
Depositary begins to issue VIVO (New TCP) ADRs for ADRs of TCO, TLE and TSD on or about	April 5, 2006

PART TWO—SUMMARY

Summary Historical and Pro Forma Financial Data

The following information is provided to aid you in your analysis of the financial aspects of the merger. The historical information below is only a summary derived from the following financial statements included in this prospectus:

•	the audited consolidated financial statements of TCP, TCO, TLE, TSD and Celular CRT as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 incorporated by reference in this prospectus, and the unaudited condensed consolidated interim financial statements of TCP as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005, included in this prospectus; and

•	the audited consolidated financial statements of Celular CRT as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and the unaudited condensed consolidated interim financial statements of Celular CRT as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005, in each case included in this prospectus.

You should read this summary historical and pro forma financial data together with these financial statements.

The unaudited pro forma combined balance sheet as of September 30, 2005 combines the historical consolidated balance sheets of TCP, TLE, TSD and Celular CRT, giving effect to (1) the merger with respect to the proportionate interest in the Targets under common control as if it had been consummated on December 27, 2002, the date these companies came under common control, and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on September 30, 2005. The unaudited pro forma combined statements of loss for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 combine the historical consolidated statements of income of TCP, TLE, TSD and Celular CRT, giving effect to (1) the merger with respect to the proportionate interest in the Targets under common control as if it had been consummated on December 27, 2002 and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on January 1, 2004.

The pro forma adjustments presented in the unaudited pro forma combined financial information give effect to estimates made by our management and assumptions it believes to be reasonable. The unaudited pro forma combined financial information does not include pro forma adjustments to take into account any synergies or cost savings that may or are expected to occur as a result of the merger.

The unaudited pro forma combined financial data were prepared for illustrative purposes only. This information does not purport to represent what the actual results of operations or financial position of TCP would have been had the merger actually occurred on the dates specified, nor does it project our results of operations or financial position for any future period or date.

The results of operations of TCP, TCO, TLE, TSD and Celular CRT for the nine months ended September 30, 2005 are not necessarily indicative of the operating results to be expected for the entire year ended December 31, 2005.

The comparability of TCP’s financial statements as of and for the years presented is limited because:

•

We acquired 61.1% of the total voting capital stock (including treasury shares) of TCO on April 25, 2003. We acquired additional shares of voting capital stock of TCO in a public tender offer in November 2003, bringing the percentage of TCO’s total voting capital stock (including treasury shares)

PART TWO—SUMMARY

we owned to 86.19% and the percentage of TCO’s total capital stock (including treasury shares) we owned to 28.9% (and TCO then held an additional 4.5% of TCO’s voting capital stock in treasury, representing 1.5% of TCO’s capital stock). Since May 1, 2003, we have consolidated TCO due to our acquisition of control.

•	We acquired additional shares of voting capital stock and preferred shares of TCO in another public tender offer in October 2004, and in July 2005 we acquired additional shares of voting capital stock of TCO in a capital increase and TCO cancelled all treasury shares, bringing the percentage of TCO’s total voting capital stock we own to 90.59% and the percentage of TCO’s total capital stock we own to 52.47%.

The historical and pro forma financial data set forth below have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.

•	For an explanation of these differences as they relate to TCP, see note 21 to TCP’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 and note 37 to TCP’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004.

•	For an explanation of these differences as they relate to TCO see note 37 to TCO’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 21 to TCO’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005.

•	For an explanation of these differences as they relate to TLE see note 34 to TLE’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 20 to TLE’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005.

•	For an explanation of these differences as they relate to TSD see note 35 to TSD’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 21 to TSD’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005.

•	For an explanation of these differences as they relate to Celular CRT see note 31 to Celular CRT’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 19 to Celular CRT’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005.

For convenience only, some Brazilian currency amounts have been translated into U.S. dollars at a rate of R$2.2222 to U.S.$1.00, the Brazilian Central Bank’s PTAX selling rate on September 30, 2005.

PART TWO—SUMMARY

Summary Historical TCP Financial Data

	As of or for the nine months ended September 30,			As of or for the year ended December 31,
	2005	2005	2004	2004	2004	2003	2002
		(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)		(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	2,471.3	5,491.7	5,387.8	3,303.5	7,341.0	6,046.3	3,415.0
Cost of services and goods sold	(1,115.8)	(2,479.6)	(2,353.4)	(1,500.8)	(3,335.1)	(3,020.5)	(1,739.4)
Gross profit	1,355.5	3,012.1	3,034.4	1,802.7	4,005.9	3,025.8	1,675.6
Operating expenses:
Selling expenses	(805.9)	(1,790.9)	(1,318.6)	(853.4)	(1,896.4)	(1,264.9)	(526.9)
General and administrative expenses	(204.8)	(455.1)	(506.1)	(285.7)	(634.9)	(561.3)	(343.2)
Other net operating income (expenses)	(129.2)	(287.0)	(151.9)	(71.8)	(159.6)	(145.0)	(39.8)
Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	215.6	479.1	1,057.8	591.8	1,315.0	1,054.6	765.7
Equity in losses of unconsolidated subsidiary	—	—	—	—	—	—	(890.7)
Net financial expenses	(307.8)	(683.9)	(751.3)	(492.9)	(1,095.4)	(1,133.5)	(808.4)
Operating income (loss)	(92.2)	(204.8)	306.5	98.9	219.6	(78.9)	(933.4)
Net non-operating income (expenses)	5.4	12.0	1.4	(23.0)	(51.2)	(25.7)	10.0
Income (loss) before income taxes, minority interests and extraordinary item	(86.8)	(192.8)	307.9	75.9	168.4	(104.6)	(923.4)
Income taxes	(119.6)	(265.8)	(294.0)	(147.2)	(327.0)	(277.9)	(46.5)
Minority interests	(59.9)	(133.0)	(269.4)	(149.2)	(331.5)	(257.7)	—
Extraordinary item, net of taxes	—	—	—	—	—	—	(170.8)
Net loss	(266.3)	(591.6)	(255.5)	(220.5)	(490.1)	(640.2)	(1,140.7)
Net loss per share(2)	(0.40)	(0.89)	(0.00022)	(0.00019)	(0.00042)	(0.00055)	(0.00097)
U.S. GAAP
Net operating revenue	3,222.0	7,160.0	7,575.1	4,508.9	10,019.7	7,886.5	4,575.0
Operating income	309.7	688.3	1,009.9	544.2	1,209.4	1,000.8	328.8
Net financial expenses	(299.1)	(664.7)	(662.1)	(443.6)	(985.8)	(375.9)	(1,149.6)
Equity in losses of unconsolidated subsidiaries	—	—	—	—	—	—	(759.1)
Net non-operating income (expenses)	5.4	12.0	1.4	(23.0)	(51.2)	(25.7)	9.8
Income (loss) before income taxes and minority interests	16.0	35.6	349.2	77.6	172.4	599.2	(1,570.1)
Income taxes and minority interest	(189.5)	(421.1)	(593.5)	(302.9)	(673.1)	(698.0)	74.4
Net loss	(173.5)	(385.5)	(244.3)	(225.3)	(500.7)	(98.8)	(1,495.7)
Basic and diluted net loss per share—common and preferred(2)	(0.27)	(0.61)	(0.52)	(0.48)	(1.08)	(0.20)	(5.45)

Cash Flow Data:
Cash flows from operating activities	392.2	871.6	872.4	588.3	1,307.3	1,459.7	984.4
Cash flows from investing activities	(498.5)	(1,107.7)	(899.1)	(1,031.1)	(2,291.4)	(1,643.3)	(3,820.5)
Cash flows from financing activities	43.1	95.8	376.7	452.7	1,006.1	1,324.6	2,772.3

PART TWO—SUMMARY

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2005	2005	2004	2004	2003	2002
	(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	2,576.4	5,725.2	2,521.4	5,603.0	5,240.8	4,770.7
Total assets	6,089.1	13,531.1	6.359.1	14,131.2	13,624.7	9,654.4
Loans and financing—current portion	738.0	1,640.0	1,303.7	2,897.0	3,993.3	2,068.1
Loans and financing—non-current portion	1,489.5	3,309.9	929.8	2,066.2	2,295.8	2,392.7
Net assets	1,942.1	4,315.8	1,308.3	2,907.4	3,393.2	4,010.0
Capital stock	3,001.6	6,670.2	1,968.2	4,373.7	4,373.7	4,373.7
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	662,324	662,324	1,171,784,352	1,171,784,352	1,171,784,352	1,171,784,352

U.S. GAAP
Property, plant and equipment, net	2,618.8	5,819.4	2,542.4	5,649.7	4,738.3	2,794.5
Total assets	6,233.2	13,851.4	6,401.9	14,226.3	13,546.5	10,202.0
Loans and financing—current portion	741.1	1,647.0	1,308.0	2,906.6	3,993.9	2,068.1
Loans and financing—non-current portion	1,491.7	3,314.8	940.0	2,088.8	2,311.6	2,392.7
Net assets	1,957.5	4,350.0	1,231.0	2,735.6	3,232.0	3,307.3
Capital stock	3,001.6	6,670.2	1,968.2	4,373.7	4,373.7	4,373.7
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	662,324	662,324	468,714	468,714	468,714	468,714

(1)	Translated for convenience only using the PTAX selling rate for U.S. dollars as reported by the Central Bank on September 30, 2005.
(2)	On April 1, 2005, TCP’s shareholders approved a 2,500 for one reverse stock split of TCP’s common and preferred shares. Under Brazilian GAAP, reverse stock splits are not reflected retroactively. Had the reverse stock split been reflected retroactively, loss per share as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to R$1.045, R$1.365, R$2.433 and R$0.545, respectively, and the number of shares as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to 468,714, 468,714, 468,714 and 468,714 (in thousands of shares), respectively. Under U.S. GAAP, basic and diluted net loss per share (common and preferred) and the number of shares as adjusted to reflect changes in capital have been retroactively adjusted for all periods presented to reflect the reverse stock split.

PART TWO—SUMMARY

Summary Historical TCO Financial Data

	As of or for the nine months ended September 30,			As of or for the year ended December 31,
	2005	2005	2004	2004	2004	2003	2002
		(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)		(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	766.0	1,702.2	1,601.5	994.7	2,210.4	1.958.9	1,572.1
Cost of services and goods sold	(328.2)	(729.3)	(619.3)	(409.7)	(910.4)	(904.0)	(741.8)
Gross profit	437.8	972.9	982.2	585.0	1,300.0	1,054.9	830.3
Operating expenses:
Selling expenses	(224.9)	(499.7)	(340.1)	(212.7)	(472.7)	(300.5)	(215.3)
General and administrative expenses	(60.2)	(133.8)	(114.1)	(67.1)	(149.1)	(193.3)	(141.9)
Other net operating income (expenses)	0.6	1.3	6.3	1.4	3.1	(13.4)	(14.6)
Operating income before net financial income	153.3	340.7	534.3	306.6	681.3	547.7	458.5
Net financial income	41.9	93.2	50.9	28.0	62.2	111.7	4.0
Operating income	195.2	433.9	585.2	334.6	743.5	659.4	462.5
Net nonoperating expenses	1.4	3.0	(2.1)	(4.1)	(9.1)	(6.4)	4.3
Income before income taxes and minority interests	196.6	436.9	583.1	330.5	734.4	653.0	466.8
Income and social contribution taxes	(72.4)	(161.0)	(202.4)	(100.9)	(224.2)	(181.1)	(131.5)
Minority interests	—	—	(3.2)	(1.4)	(3.2)	(8.5)	(6.1)
Net income	124.2	275.9	377.5	228.2	507.0	463.4	329.2
Net income per share(2)	0.95	2.12	0.00099	0.00060	0.00133	0.00124	0.00088
Dividends declared per common share(3)—R$	—	—	—	0.00014	0.00032	0.00030	0.00021
Dividends declared per preferred share(3)—R$	—	—	—	0.00014	0.00032	0.00030	0.00021
Dividends declared per common share(3)—US$	—	—	—	—	0.00014	0.00014	0.00009
Dividends declared per preferred share(3)—US$	—	—	—	—	0.00014	0.00014	0.00009
U.S. GAAP
Net revenue	1,047.7	2,328.2	2,277.2	1,369.7	3,043.8	2,466.5	1,890.8
Operating income	157.1	349.2	489.8	278.6	619.1	552.1	444.8
Net income	127.7	283.7	349.8	210.6	468.0	487.7	299.3
Net income (loss) per share(2):
Common shares—basic	0.99	2.20	2.79	1.67	3.72	3.93	2.43
Common shares—diluted	0.81	1.80	2.46	1.47	3.27	3.87	2.43
Weighted average number of common shares outstanding— basic (in thousands)	42,800,490	42,800,490	40,808,487	40,905,944	40,905,944	40,213,981	42,527,967
Weighted average number of common shares outstanding—diluted (in thousands)	72,078,725	72,078,725	57,449,870	54,526,923	54,526,923	41,162,605	43,523,491
Preferred shares—basic	1.00	2.21	2.79	1.67	3.72	3.93	2.43
Preferred shares—diluted	0.81	1.80	2.46	1.53	3.39	3.90	2.43
Weighted average number of preferred shares outstanding—basic and diluted (in thousands)	85,734,740	85,734,740	84,757,622	84,995,327	84,995,327	84,255,566	80,093,023

Cash Flow Data:
Brazilian GAAP
Cash flows from operating activities	168.2	373.8	459.4	303.6	674.6	625.5	615.8
Cash flows from investing activities	(97.5)	(216.6)	(285.5)	(188.8)	(419.6)	502.9	(520.9)
Cash flows from financing activities	(18.9)	(41.9)	(104.0)	(124.1)	(275.8)	(314.9)	(263.1)

PART TWO—SUMMARY

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2005	2005	2004	2004	2003	2002
	(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	509.7	1,132.7	496.9	1,104.3	891.0	891.4
Total assets	1,711.9	3,804.3	1,618.1	3,595.7	2,654.2	2,364.7
Loans and financing—current portion	35.2	78.2	46.2	102.7	135.0	325.0
Loans and financing—non- current portion	28.1	62.5	55.6	123.5	233.1	302.8
Capital stock	459.8	1,021.7	356.8	793.0	570.1	534.0
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	130,068	130,068	380,877,925	380,877,925	373,408,642	373,408,642
Net assets	1,275.9	2,835.3	1,098.7	2,441.5	1,556.1	1,218.5
U.S. GAAP
Property, plant and equipment, net	541.9	1,204.1	407.8	906.2	811.5	811.9
Total assets	1,729.1	3,842.4	1,626.6	3,614.7	2,655.0	2,331.7
Loans and financing—current portion	35.2	78.2	46.2	102.7	135.0	325.0
Loans and financing—non- current portion	28.1	62.5	55.6	123.5	213.1	302.8
Net assets	1,286.7	2,859.3	1,122.0	2,493.3	1,545.1	1,183.3
Capital stock	459.8	1,021.7	356.8	793.0	570.1	534.0
Number of outstanding shares as adjusted to reflect changes in capital (in thousands)(2)	130,068	130,068	126,959	126,959	124,470	124,470

(1)	Translated for convenience only using the PTAX selling rate for U.S. dollars as reported by the Central Bank on September 30, 2005.
(2)	On March 31, 2005, TCO’s shareholders approved a 3,000 for one reverse stock split of TCO’s common and preferred shares. Under Brazilian GAAP, reverse stock splits are not reflected retroactively. Had the reverse stock split been reflected retroactively, income per share as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to R$3.993, R$3.723, R$2.645 and R$2.973, respectively, and the number of shares adjusted to reflect changes in capital for the years ended December 31, 2004, 2003, 2002 and the nine months ended September 30, 2004 would have amounted to 126,959, 124,470, 124,470 and 126,959 (in thousands of shares), respectively. Under U.S. GAAP, basic and diluted net income per share (common and preferred) and the number of shares as adjusted to reflect changes in capital have been retroactively adjusted for all periods presented to reflect the reverse stock split.
(3)	Interest on shareholders’ equity is included as part of dividends and is presented net of taxes.

PART TWO—SUMMARY

Summary of Historical TLE Financial Data

	As of or for the nine months ended September 30,			As of or for the year ended December 31,
	2005	2005	2004	2004	2004	2003	2002
		(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)		(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	188.4	418.7	351.6	219.2	487.0	441.3	431.4
Cost of services and goods sold	(105.0)	(233.4)	(204.5)	(127.0)	(282.2)	(256.3)	(241.4)
Gross profit	83.4	185.3	147.1	92.2	204.8	185.0	190.0
Operating expenses:
Selling expenses	(63.8)	(141.8)	(103.7)	(66.2)	(147.1)	(145.0)	(116.4)
General and administrative expenses	(19.3)	(42.8)	(41.8)	(26.1)	(57.9)	(49.3)	(46.8)
Other net operating income (expenses)	(2.1)	(4.7)	(4.2)	(0.4)	(0.9)	(3.1)	2.1
Operating income before net financial income (expenses)	(1.8)	(4.0)	(2.6)	(0.5)	(1.1)	(12.4)	28.9
Net financial expenses	(20.1)	(44.7)	(14.5)	(11.1)	(24.7)	(30.3)	(32.8)
Operating loss	(21.9)	(48.7)	(17.1)	(11.6)	(25.8)	(42.7)	(3.9)
Net nonoperating income (expenses)	0.1	0.2	(0.5)	(0.9)	(1.9)	(0.7)	(1.6)
Loss before income taxes	(21.8)	(48.5)	(17.6)	(12.5)	(27.7)	(43.4)	(5.5)
Income and social contribution taxes	(2.7)	(6.0)	(4.7)	(3.0)	(6.6)	0.8	0.3
Net loss	(24.5)	(54.5)	(22.3)	(15.5)	(34.3)	(42.6)	(5.2)
Net loss per share(2)	(2.54)	(5.65)	(0.00005)	(0.00003)	(0.00006)	(0.00009)	(0.00001)
U.S. GAAP
Net income (loss)	(27.0)	(59.9)	(33.0)	(21.9)	(48.7)	(6.5)	(56.0)
Net income (loss) per share(2):
Common shares—basic	(2.80)	(6.22)	(3.43)	(2.25)	(5.00)	(0.50)	(6.00)
Common shares—diluted	(2.80)	(6.22)	(3.43)	(2.25)	(5.00)	(0.50)	(6.00)
Weighted average of common shares outstanding—basic (thousands)	3,352,125	3,352,125	3,340,801	3,342,604	3,342,604	3,320,156	3,320,161
Weighted average number of common shares outstanding—diluted (thousands)	3,352,125	3,352,125	3,340,801	8,042,937	8,042,937	6,519,624	7,183,546
Preferred shares—basic	(2.80)	(6.22)	(3.43)	(2.25)	(5.00)	(0.50)	(6.00)
Preferred shares—diluted	(2.80)	(6.22)	(3.43)	(2.25)	(5.00)	(0.50)	(6.00)
Weighted average number of preferred shares outstanding—basic and diluted (thousands)	6,627,392	6,627,392	6,267,722	6,267,722	6,267,722	6,267,722	6,268,740

Cash Flow Data:
Brazilian GAAP
Cash flows from operating activities	15.1	33.6	5.8	12.6	28.1	126.2	204.8
Cash flows from investing activities	(28.3)	(62.9)	(59.6)	(44.6)	(99.2)	(65.9)	(76.3)
Cash flows from financing activities	(12.9)	(28.7)	21.2	44.2	98.3	(82.1)	(76.2)

PART TWO—SUMMARY

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2005	2005	2004	2004	2003	2002
	(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	166.5	369.9	175.4	389.7	392.6	464.5
Total assets	386.9	859.8	429.8	955.1	835.8	956.7
Loans and financing—current portion	66.0	146.7	23.5	52.3	68.6	99.7
Loans and financing—non- current portion	52.5	116.6	117.8	261.8	153.7	269.9
Capital stock	138.1	306.8	137.9	306.4	305.4	305.4
Net assets	144.0	320.0	168.5	374.5	401.3	443.0
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	9,644	9,644	480,618,118	480,618,118	479,393,884	479,445,039
U.S. GAAP
Property, plant and equipment, net	171.7	381.6	183.2	407.0	365.5	439.9
Total assets	394.2	875.9	440.9	979.7	876.7	947.7
Loans and financing—current portion	66.0	146.7	23.5	52.3	68.6	99.7
Loans and financing—non- current portion	52.5	116.6	117.8	261.8	153.7	269.9
Capital stock	138.1	306.8	137.9	306.4	305.4	305.4
Net assets	146.6	325.8	173.6	385.7	430.8	437.0
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	9,644	9,644	9,612	9,612	9,588	9,589

(1)	Translated for convenience only using the PTAX selling rate for U.S. dollars as reported by the Central Bank on September 30, 2005.
(2)	On March 28, 2005, TLE’s shareholders approved a 50,000 for one reverse stock split of TLE’s common and preferred shares. Under Brazilian GAAP, reverse stock splits are not reflected retroactively. Had the reverse stock split been reflected retroactively, loss per share as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to R$3,568, R$4,443, R$0.542 and R$2.320, respectively, and the number of shares as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to 9,612, 9,588, 9,589 and 9,612 (in thousands of shares), respectively. Under U.S. GAAP, basic and diluted net loss per share (common and preferred) and the number of shares as adjusted to reflect changes in capital have been retroactively adjusted for all periods presented to reflect the reverse stock split.

PART TWO—SUMMARY

Summary Historical TSD Financial Data

	As of or for the nine months ended September 30,			As of or for the year ended December 31,
	2005	2005	2004	2004	2004	2003	2002
		(unaudited)		(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	677.4	1,505.3	1,408.1	867.2	1,927.0	1,892.5	1,847.6
Cost of services and goods sold	(349.8)	(777.4)	(761.8)	(500.6)	(1,112.4)	(1,052.5)	(981.7)
Gross profit	327.6	727.9	646.3	366.6	814.6	840.0	865.9
Operating expenses:
Selling expenses	(208.0)	(462.2)	(360.0)	(228.8)	(508.5)	(387.5)	(392.5)
General and administrative expenses	(66.8)	(148.4)	(150.1)	(84.5)	(187.8)	(224.4)	(229.9)
Other net operating income (expenses)	(2.8)	(6.3)	(6.0)	7.6	17.0	13.3	(17.0)
Operating income before net financial income (expenses)	50.0	111.0	130.2	60.9	135.3	241.4	226.5
Net financial income (expenses)	6.5	14.6	7.0	2.6	5.7	(15.0)	(15.1)
Operating income	56.5	125.6	137.2	63.5	141.0	226.4	211.4
Net nonoperating expenses	0.4	0.8	(0.1)	—	—	(8.6)	(1.2)
Income before income taxes	56.9	126.4	137.1	63.5	141.0	217.8	210.2
Income and social contribution taxes	(21.8)	(48.4)	(52.5)	(21.6)	(48.1)	(61.6)	(69.8)
Net income	35.1	78.0	84.6	41.9	92.9	156.2	140.4
Net income per share(2)	0.38204	0.84897	0.00019	0.00010	0.00021	0.00036	0.00034
Dividends declared per common share(3)—R$	—	—	—	0.00002	0.00005	0.00008	0.00023
Dividends declared per preferred share(3)—R$	—	—	—	0.00002	0.00005	0.00009	0.00026
Dividends declared per common share(3)—U.S.$	—	—	—	—	0.00002	0.00004	0.00010
Dividends declared per preferred share(3)—U.S.$	—	—	—	—	0.00002	0.00004	0.00012
U.S. GAAP
Net income	26.8	59.6	26.1	6.2	13.7	116.8	4.0
Net income (loss) before cumulative effect of adoption of accounting principle per share(2):
Common shares—basic	0.28	0.62	0.28	0.068	0.15	1.30	—
Common shares—diluted	0.26	0.57	0.26	0.045	0.10	1.15	—
Weighted average number of common shares outstanding—basic	38,362,708	38,362,708	37,395,836	37,613,462	37,613,462	33,675,048	29,688,629
Weighted average number of common shares outstanding—diluted	48,212,179	48,212,179	44,519,513	46,175,357	46,175,357	45,500,387	44,459,559
Preferred shares—basic	0.31	0.69	0.30	0.068	0.15	1.40	0.05
Preferred shares—diluted	0.28	0.62	0.28	0.068	0.15	1.25	0.05
Weighted average number of preferred shares outstanding—basic and diluted	51,915,007	51,915,007	51,915,007	51,915,007	51,915,007	51,915,007	51,915,007

Cash Flow Data:
Brazilian GAAP
Cash flows from operating activities	129.8	214.4	277.7	196.7	437.2	737.4	756.9
Cash flows from investing activities	(87.1)	(193.6)	(126.3)	(108.4)	(240.8)	(255.6)	(370.5)
Cash flows from financing activities	(44.6)	(25.0)	(163.2)	(101.2)	(224.9)	(208.7)	(362.8)

PART TWO—SUMMARY

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2005	2005	2004	2004	2003	2002
	(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	524.0	1,164.4	568.6	1,263.6	1,398.0	1,585.1
Total assets	1,254.0	2,786.7	1,304.6	2,899.1	2,824.7	2,793.8
Loans and financing—current portion	7.0	15.6	22.6	50.3	165.8	200.9
Loans and financing—non-current portion	—	—	—	—	53.2	259.6
Net assets	921.9	2,048.7	886.8	1,970.7	1,903.4	1,779.7
Capital stock	417.6	927.9	401.2	891.5	778.8	685.3
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	91,831	91,831	449,009,994	449,009,994	432,598,218	414,006,458
U.S. GAAP
Property, plant and equipment, net	529.9	1,177.6	576.8	1,281.9	1,258.3	1,511.2
Total assets	1,263.6	2,807.9	1,329.1	2,953.5	2,960.9	2,996.7
Loans and financing—current portion	7.0	15.6	22.6	50.3	165.8	200.9
Loans and financing—non-current portion	—	—	—	—	53.2	259.6
Net assets	921.8	2,048.4	896.1	1,991.3	2,001.7	1,921.3
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	91,831	91,831	89,802	89,802	86,520	82,801

(1)	Translated for convenience only using the PTAX selling rate for U.S. dollars as reported by the Central Bank on September 30, 2005.
(2)	On April 1, 2005, TSD’s shareholders approved a 5,000 for one reverse stock split of TSD’s common and preferred shares. Under Brazilian GAAP, reverse stock splits are not reflected retroactively. Had the reverse stock split been reflected retroactively, income per share as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to R$1.034, R$1.805, R$1.696 and R$0.942, respectively, and the number of shares as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to 89,802, 86,520, 82,801 and 89,802 (in thousands of shares), respectively. Under U.S. GAAP, basic and diluted net income per share (common and preferred) and the number of shares as adjusted to reflect changes in capital have been retroactively adjusted for all periods presented to reflect the reverse stock split.
(3)	Interest on shareholders’ equity is included as part of dividends and is presented net of taxes.

PART TWO—SUMMARY

Summary Historical Celular CRT Financial Data

	As of or for the nine months ended September 30,			As of or for the year ended December 31,
	2005	2005	2004	2004	2004	2003	2002
		(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)		(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue	401.6	892.4	852.4	528.4	1,174.3	1,032.7	896.3
Cost of services and goods sold	(189.1)	(420.3)	(438.7)	(279.2)	(620.5)	(526.2)	(456.6)
Gross profit	212.5	472.1	413.7	249.2	553.8	506.5	439.7
Operating expenses:
Selling expenses	(121.7)	(270.5)	(183.0)	(119.2)	(264.9)	(171.3)	(168.3)
General and administrative expenses	(34.4)	(76.5)	(71.6)	(43.0)	(95.6)	(89.3)	(83.1)
Other net operating income (expenses)	3.4	7.8	18.7	12.3	27.3	(3.9)	18.3
Operating income before net financial income (expenses)	59.8	132.9	177.8	99.3	220.6	242.0	206.6
Net financial income (expenses)	14.9	33.2	28.0	11.6	25.8	17.7	7.5
Operating income	74.7	166.1	205.8	110.9	246.4	259.7	214.1
Net nonoperating expenses	(1.0)	(2.3)	(3.2)	(3.5)	(7.7)	(1.2)	(3.7)
Income before income taxes	73.7	163.8	202.6	107.4	238.7	258.5	210.4
Income and social contribution taxes	(26.7)	(59.4)	(70.7)	(25.5)	(56.7)	(69.1)	(62.8)
Net income	47.0	104.4	131.9	81.9	182.0	189.4	147.6
Net income per share(2)	1.4	3.2	0.042	0.02583	0.05739	0.06107	0.04953
Dividends declared per common share(3)—R$	—	—	—	0.01011	0.02246	0.01424	0.01138
Dividends declared per preferred share(3)—R$	—	—	—	0.01112	0.02470	0.01566	0.01252
Dividends declared per common share(3)—U.S.$	—	—	—	—	0.01011	0.00641	0.00512
Dividends declared per preferred share(3)—U.S.$	—	—	—	—	0.01112	0.00705	0.00563
U.S. GAAP
Net income	47.5	105.6	123.0	76.1	169.0	283.3	52.8
Net income per share(2):
Common shares—basic	1.40	3.13	3.69	2.30	5.08	8.73	1.71
Common shares—diluted	1.02	2.27	2.87	1.70	3.70	6.46	1.04
Weighted average number of common shares outstanding—basic	13,727,168	13,727,168	13,278,320	13,336,348	13,336,348	12,507,868	11,285,041
Weighted average number of common shares outstanding—diluted	26,394,416	26,394,416	22,801,747	25,702,368	25,702,367	23,868,997	30,884,109
Preferred shares—basic	1.55	3.44	4.06	2.50	5.56	9.57	1.84
Preferred shares—diluted	1.13	2.50	3.16	1.83	4.07	7.10	1.14
Weighted average number of outstanding basic and diluted shares	18,202,337	18,202,337	18,201,880	18,201,880	18,201,880	18,201,880	18,201,880

Cash Flow Data:
Brazilian GAAP
Cash flows from operating activities	85.3	189.6	257.6	161.0	368.7	464.7	363.6
Cash flows from investing activities	73.5	(163.4)	(106.9)	(92.0)	(204.4)	(142.9)	(112.5)
Cash flows from financing activities	44.9	(99.7)	(58.7)	(66.1)	(157.7)	(140.9)	(91.5)

PART TWO—SUMMARY

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2005	2005	2004	2004	2003	2002
	(unaudited)
	(U.S.$ millions, except per share data)(1)	(R$ millions, except per share data)	(U.S.$ millions, except per share data)(1)	(R$ millions except per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	334.1	742.4	334.4	743.1	734.9	786.3
Total assets	814.7	1,810.5	865.0	1,922.1	1,739.5	1,678.7
Loans and financing—current portion	3.3	7.3	48.9	108.7	105.1	140.9
Loans and financing—non-current portion	60.0	133.3	71.7	159.3	288.5	476.5
Net assets	550.9	1,224.2	477.7	1,061.6	954.9	817.7
Capital stock	147.4	327.5	115.8	257.3	157.9	134.5
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	32,642	32,642	3,171,151	3,171,151	3,100,825	2,979,769
U.S. GAAP
Property, plant and equipment, net	340.7	757.2	339.0	753.3	743.1	797.4
Total assets	819.8	1,821.7	869.9	1.933.1	1,764.6	1,681.0
Loans and financing—current portion	3.3	7.4	48.9	108.7	105.1	140.9
Loans and financing—non-current portion	60.0	133.3	159.3	71.7	288.5	476.5
Net assets	553.0	1,228.9	479.3	1,065.2	971.5	742.0
Number of shares as adjusted to reflect changes in capital (in thousands)(2)	32,642	32,642	31,712	31,712	31,008	29,798

(1)	Translated for convenience only using the PTAX selling rate for U.S. dollars as reported by the Central Bank on September 30, 2005.
(2)	On March 30, 2005, Celular CRT’s shareholders approved a 100 for one reverse stock split of Celular CRT’s common and preferred shares. Under Brazilian GAAP, reverse stock splits are not reflected retroactively. Had the reverse stock split been reflected retroactively, income per share as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to R$5.739, R$6.108, R$4.953 and R$4.159, respectively, and the number of shares as adjusted to reflect changes in capital for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2004 would have amounted to 31,712, 31,008, 29,798 and 31,712 (in thousands of shares), respectively. Under U.S. GAAP, basic and diluted net income per share (common and preferred) and the number of shares as adjusted to reflect changes in capital have been retroactively adjusted for all periods presented to reflect the reverse stock split.
(3)	Interest on shareholders’ equity is included as part of dividends and is presented net of taxes.

PART TWO—SUMMARY

Summary of Unaudited Pro Forma Combined Financial Data

	Pro forma(1)
	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2005	2005	2004	2004	2003
	(U.S.$ millions, except per share data(2))	(R$ millions, except per share data)	(U.S.$ millions, except per share data(2))	(R$ millions, except per share data)
	(Unaudited)
Income Statement Data:
Brazilian GAAP
Net operating revenue	3,738.7	8,308.1	4,918.3	10,929.3	9,393.5
Cost of services and goods sold	(1,759.8)	(3,910.7)	(2,407.7)	(5,350.3)	(4,836.1)
Gross profit	1,978.9	4,397.4	2,510.6	5,579.0	4,557.4
Operating expenses:
Selling expenses	(1,199.4)	(2,665.4)	(1,267.6)	(2,816.9)	(1,968.7)
General and administrative expenses	(325.3)	(722.8)	(439.3)	(976.1)	(924.4)
Other net operating expenses	(130.6)	(290.2)	(84.6)	(187.9)	(138.7)
Operating income before equity in losses of unconsolidated subsidiary and net financial expenses	323.6	719.0	719.1	1,598.1	1,525.6
Net financial expenses	(306.3)	(680.8)	(489.8)	(1,088.6)	(1,161.1)
Operating income (loss)	17.3	38.2	229.3	509.5	364.5
Net non-operating expenses	4.8	10.7	(27.4)	(60.9)	(36.1)
Income (loss) before income taxes, minority interests and extraordinary item	22.1	48.9	201.9	448.6	328.4
Income taxes	(170.9)	(379.6)	(197.3)	(438.5)	(407.8)
Minority interests	—	—	—	—	(257.7)
Net income (loss)	(148.8)	(330.7)	4.6	10.1	(337.1)
Net income (loss) per share	(0.10)	(0.23)	0.01	0.01	(0.39)

U.S. GAAP
Net income (loss)	(192.9)	(428.7)	(217.4)	(483.0)	248.8
Basic net income (loss) per share outstanding (reais)	(0.14)	(0.31)	(0.18)	(0.39)	0.29
Diluted net income (loss) per share outstanding (reais)	(0.14)	(0.31)	(0.18)	(0.39)	0.24

Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	3,600.9	8,001.9
Total assets	8,534.4	18,965.2
Loans and financing	2,416.3	5,369.5
Net assets	4,039.9	8,977.4
Capital stock	4,185.6	9,301.2
Number of shares as adjusted to reflect changes in capital (in thousands)	1,426,412	1,426,412
U.S. GAAP
Shareholders’ equity (in thousands)	5,885.9	13,079.6

(1)	The unaudited pro forma combined statements of loss for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 combine the historical consolidated statements of income of TCP, TLE, TSD and Celular CRT, giving effect to (1) the merger with respect to the proportionate interest in the Targets under common control as if it had been consummated on December 27, 2002 and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on January 1, 2004. The unaudited pro forma combined balance sheet as of September 30, 2005 combines the historical consolidated balance sheets of TCP, TLE, TSD and Celular CRT, giving effect to (1) the merger with respect to the proportionate interest in the Targets under common control as if it had been consummated on December 27, 2002, the date these companies came under common control, and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on September 30, 2005.
(2)	Translated for convenience only using the PTAX selling rate for U.S. dollars as reported by the Central Bank on September 30, 2005.

PART TWO—SUMMARY

Ratio of Earnings to Fixed Charges

The table below provides the historical ratio of earnings to fixed charges for each of TCP, TCO, TLE, TSD and Celular CRT, and the pro forma ratio of earnings to fixed charges of the New TCP for the periods indicated.

For purposes of calculation of the ratio of earnings to fixed charges, earnings consist of:

•	income (loss) before income taxes and minority interest;

•	plus fixed charges (as defined below) and amortization of capitalized interest;

•	minus interest capitalized and, in the case of TCP, preference share dividend requirements of consolidated subsidiaries payable to third parties.

Fixed charges consist of interest costs (expensed or capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of the interest component of rent expense and, in the case of TCP, preferred share dividend requirements of consolidated subsidiaries payable to third parties.

Further details on the calculation of the ratios set forth below are provided in Exhibit 12.1 of the registration statement of which this prospectus is a part, which you can obtain as described in “Part Seven: Additional Information for Shareholders—Where You Can Find More Information.”

Period	Historical							Pro forma
	TCP		TCO	TLE		TSD	Celular CRT	New TCP
Brazilian GAAP
Year ended December 31, 2003	—	(1)	20.54x	—	(2)	4.96x	14.30x	1.55x	(3)
Year ended December 31, 2004	1.38x		38.43x	—	(2)	15.76x	21.20x	2.51x	(4)
Nine months ended September 30, 2005	—	(1)	45.50x	—	(2)	58.50x	26.76x	1.29x	(4)

U.S. GAAP
Year ended December 31, 2003	1.84x		21.66x	2.39x		4.45x	21.39x	2.75x
Year ended December 31, 2004	1.31x		35.14x	—	(5)	4.71x	19.35x	—	(4)(6)
Nine months ended September 30, 2005	1.09x		45.97x	—	(5)	49.03x	26.29x	—	(4)(6)

(1)	In the year ended December 31, 2003 and in the nine months ended September 30, 2005, TCP had deficiencies of R$146.2 million and R$177.2 million, respectively.
(2)	In the years ended December 31, 2003 and 2004 and in the nine months ended September 30, 2005, TLE had deficiencies of R$37.5 million, R$25.0 million and R$44.6 million, respectively.
(3)	Gives effect to the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002. The unaudited pro forma combined ratio of earnings to fixed charges was prepared for illustrative purposes only.
(4)	Gives effect to (a) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002 and (b) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on January 1, 2004. The unaudited pro forma combined ratio of earnings to fixed charges was prepared for illustrative purposes only.
(5)	In the year ended December 31, 2004 and in the nine months ended September 30, 2005, TLE had deficiencies of R$46.9 million and R$52.2 million, respectively.
(6)	In the year ended December 31, 2004 and in the nine months ended September 30, 2005, the New TCP would have had deficiencies of R$342.5 million and R$49.0 million, respectively.

PART TWO—SUMMARY

Summary Comparative Per Share Data

We present below book value, cash dividend and income (loss) from continuing operations per share data on both a historical basis and an unaudited pro forma combined basis under Brazilian GAAP and U.S. GAAP.

We have derived the unaudited pro forma combined information appearing below from the unaudited pro forma combined financial data appearing elsewhere in this prospectus.

You should read the information below together with the historical and pro forma financial data of TCP and the historical financial statements of TCP, TCO, TLE, TSD and Celular CRT appearing elsewhere in this prospectus. The unaudited pro forma combined financial data appearing below is for illustrative purposes only. TCP, TCO, TLE, TSD and Celular CRT may have performed differently had they always been a combined entity. You should not rely on this information as being indicative of the actual results of that the combined businesses of these companies will experience after the merger.

For more information about historical dividend payments by TCP, TCO, TLE, TSD and Celular CRT, see “Part Six: Shareholder Rights—Information About Historical Dividend Payments.”

Brazilian GAAP

	Year ended December 31, 2003
	(Historical)					(Pro forma)
	TCP	TCO	TLE	TSD	Celular CRT	New TCP		TCO per share equivalent (1)	TLE per share equivalent (1)	TSD per share equivalent (1)	Celular CRT per share equivalent (1)
	(Reais)
Cash dividends declared per thousand common shares(2)	—	0.30	—	0.09	14.24	—	(3)	—	—	—	—
Cash dividends declared per thousand preferred shares(2)	—	0.30	—	0.08	15.66	—	(3)	—	—	—	—
Income (loss) per share (common/ preferred) from continuing operations	(0.00055)	0.00124	(0.00009)	0.00036	0.06107	(0.39	)(3)	(1.20)	(1.52)	(1.28)	(2.74)

(1)	The TCO, TLE, TSD and Celular CRT per share equivalent data are calculated by multiplying the New TCP pro forma per share amounts by 3.0830, 3.8998, 3.2879 and 7.0294, respectively, representing the number of TCP common shares or preferred shares that will be received for each TCO, TLE, TSD and Celular CRT common share or preferred share, respectively, in the merger, assuming that none of the applicable entitled shareholders of TCP, TCO, TLE, TSD or Celular CRT exercises appraisal rights.
(2)	Interest on shareholders’ equity is included and is presented net of taxes. After the pro forma adjustments described in “Part Five: The Merger—Unaudited Pro Forma Combined Financial Information,” pro forma net income of TCP and TLE under Brazilian GAAP were negative for the period. Therefore, no dividends would have been payable on a pro forma basis for the period.
(3)	Gives effect to the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002, the date these companies came under common control. The unaudited pro forma combined financial data were prepared for illustrative purposes only.

PART TWO—SUMMARY

	Year ended December 31, 2004
	(Historical)					(Pro forma)
	TCP	TCO	TLE	TSD	Celular CRT	New TCP		TCO per share equivalent (1)	TLE per share equivalent (1)	TSD per share equivalent (1)	Celular CRT per share equivalent (1)
	(Reais)
Book value per thousand shares (common/preferred)	2.48	6.41	0.78	4.39	334.77	5.89	(2)	18.16	22.97	19.37	41.40
Cash dividends declared per thousand common shares(3)	—	0.32	—	0.05	22.46	—	(4)	—	—	—	—
Cash dividends declared per thousand preferred shares(3)	—	0.32	—	0.05	24.70	—	(4)	—	—	—	—
Income (loss) per share (common/preferred) from continuing operations	(0.00042)	0.00133	(0.00006)	0.00021	0.05739	0.00708	(4)	0.02183	0.02761	0.02328	0.04977

(1)	The TCO, TLE, TSD and Celular CRT per share equivalent data are calculated by multiplying the New TCP pro forma per share amounts by 3.0830, 3.8998, 3.2879 and 7.0294, respectively, representing the number of TCP common shares or preferred shares that will be received for each TCO, TLE, TSD and Celular CRT common share or preferred share, respectively, in the merger, assuming that none of the applicable entitled shareholders of TCP, TCO, TLE, TSD or Celular CRT exercises appraisal rights.
(2)	Gives effect to (1) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002, the date these companies came under common control, and (2) the acquisitions of minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on December 31, 2004. The unaudited pro forma combined financial data were prepared for illustrative purposes only.
(3)	Interest on shareholders’ equity is included and is presented net of taxes. After the pro forma adjustments described in “Part Five: The Merger—Unaudited Pro Forma Combined Financial Information,” pro forma net income of TCP and TLE under Brazilian GAAP were negative for the period. Therefore, no dividends would have been payable on a pro forma basis for the period.
(4)	Gives effect to (1) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002 and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on January 1, 2004. The unaudited pro forma combined financial data were prepared for illustrative purposes only.

PART TWO—SUMMARY

	Nine months ended September 30, 2005(1)
	(Historical)					(Pro forma)
	TCP	TCO	TLE	TSD	Celular CRT	New TCP		TCO per share equivalent (2)	TLE per share equivalent (2)	TSD per share equivalent (2)	Celular CRT per share equivalent (2)
	(Reais)
Book value per share (common/preferred)	6.52	21.80	33.18	22.31	37.50	6.29	(3)	19.40	24.54	20.69	44.24
Income (loss) per share (common/preferred) from continuing operations	(0.89)	2.12	(5.65)	0.85	3.20	(0.23	)(4)	(0.71)	(0.90)	(0.76)	(1.62)

(1)	No dividends or interest on shareholders’ equity were declared in the period.
(2)	The TCO, TLE, TSD and Celular CRT per share equivalent data are calculated by multiplying the New TCP pro forma per share amounts by 3.0830, 3.8998, 3.2879 and 7.0294, respectively, representing the number of TCP common shares or preferred shares that will be received for each TCO, TLE, TSD and Celular CRT common share or preferred share, respectively, in the merger, assuming that none of the applicable entitled shareholders of TCP, TCO, TLE, TSD or Celular CRT exercises appraisal rights.
(3)	Gives effect to (1) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002, the date these companies came under common control, and (2) the acquisitions of minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on September 30, 2005. The unaudited pro forma combined financial data were prepared for illustrative purposes only.
(4)	Gives effect to (1) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002 and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on January 1, 2004. The unaudited pro forma combined financial data were prepared for illustrative purposes only.

PART TWO—SUMMARY

U.S. GAAP

	Year ended December 31, 2003(1)
	(Historical)					(Pro forma)
	TCP	TCO	TLE	TSD	Celular CRT	New TCP		TCO per share equivalent (2)	TLE per share equivalent (2)	TSD per share equivalent (2)	Celular CRT per share equivalent (2)
	(Reais)
Cash dividends declared per thousand common shares(3)	—	0.90	—	0.45	1.78	—	(4)	—	—	—	—
Cash dividends declared per thousand preferred shares(3)	—	0.90	—	0.41	1.92	—	(4)	—	—	—	—
Income (loss) per share (basic common) from continuing operations	(0.20)	3.93	(0.50)	1.30	8.73	0.29	(4)	0.89	1.12	0.95	2.02
Income (loss) per share (basic preferred) from continuing operations	(0.20)	3.93	(0.50)	1.40	9.57	0.29	(4)	0.89	1.12	0.95	2.02
Income (loss) per share (diluted common) from continuing operations	(0.20)	3.87	(0.50)	1.15	6.46	0.24	(4)	0.74	0.94	0.79	1.69
Income (loss) per share (diluted preferred) from continuing operations	(0.20)	3.90	(0.50)	1.25	7.10	0.24	(4)	0.74	0.94	0.79	1.69

(1)	In 2005, the shareholders of each of TCO, TLE, TSD and Celular CRT effected a reverse stock split of their common and preferred shares. Amounts in this table are adjusted to reflect such reverse stock splits.
(2)	The TCO, TLE, TSD and Celular CRT per share equivalent data are calculated by multiplying the New TCP pro forma per share amounts by 3.0830, 3.8998, 3.2879 and 7.0294, respectively, representing the number of TCP common shares or preferred shares that will be received for each TCO, TLE, TSD and Celular CRT common share or preferred share, respectively, in the merger, assuming that none of the applicable entitled shareholders of TCP, TCO, TLE, TSD or Celular CRT exercises appraisal rights.
(3)	Interest on shareholders’ equity is included and is presented net of taxes. Historical cash dividends and interest on shareholders’ equity declared for purposes of U.S. GAAP for TCO, TLE, TSD and Celular CRT are the same as presented above under Brazilian GAAP because each of TCO, TLE, TSD and Celular CRT pays dividends only based on its results in accordance with the Brazilian corporation law. After the pro forma adjustments described in “Part Five: The Merger — Unaudited Pro Forma Combined Financial Information,” pro forma net income of TCP and TLE under Brazilian GAAP were negative for the period. Therefore, no dividends would have been payable on a pro forma basis for the period.
(4)	Gives effect to the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002, the date these companies came under common control. The unaudited pro forma combined financial data were prepared for illustrative purposes only.

PART TWO—SUMMARY

	Year ended December 31, 2004(1)
	(Historical)					(Pro forma)
	TCP	TCO	TLE	TSD	Celular CRT	New TCP		TCO per share equivalent (2)	TLE per share equivalent (2)	TSD per share equivalent (2)	Celular CRT per share equivalent (2)
	(Reais)
Book value per share (common/preferred)	5.84	19.64	40.12	22.17	33.59	9.12	(3)	28.12	35.57	29.99	64.11
Cash dividends declared per thousand common shares(4)	—	0.96	—	2.30	2.27	—	(5)	—	—	—	—
Cash dividends declared per thousand preferred shares(4)	—	0.96	—	2.55	2.47	—	(5)	—	—	—	—
Income (loss) per share (basic common) from continuing operations	(1.08)	3.72	(5.00)	0.15	5.08	(0.39	)(5)	(1.21)	(1.53)	(1.29)	(2.75)
Income (loss) per share (basic preferred) from continuing operations	(1.08)	3.72	(5.00)	0.15	5.56	(0.39	)(5)	(1.21)	(1.53)	(1.29)	(2.75)
Income (loss) per share (diluted common) from continuing operations	(1.08)	3.27	(5.00)	0.10	3.70	(0.39	)(5)	(1.21)	(1.53)	(1.29)	(2.75)
Income (loss) per share (diluted preferred) from continuing operations	(1.08)	3.39	(5.00)	0.15	4.07	(0.39	)(5)	(1.21)	(1.53)	(1.29)	(2.75)

(1)	In 2005, the shareholders of each of TCO, TLE, TSD and Celular CRT effected a reverse stock split of their common and preferred shares. Amounts in this table are adjusted to reflect such reverse stock splits.
(2)	The TCO, TLE, TSD and Celular CRT per share equivalent data are calculated by multiplying the New TCP pro forma per share amounts by 3.0830, 3.8998, 3.2879 and 7.0294, respectively, representing the number of TCP common shares or preferred shares that will be received for each TCO, TLE, TSD and Celular CRT common share or preferred share, respectively, in the merger, assuming that none of the applicable entitled shareholders of TCP, TCO, TLE, TSD or Celular CRT exercises appraisal rights.
(3)	Gives effect to (1) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002, the date these companies came under common control, and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on December 31, 2004. The unaudited pro forma combined financial data were prepared for illustrative purposes only.
(4)	Interest on shareholders’ equity is included and is presented net of taxes. Historical cash dividends and interest on shareholders’ equity declared for purposes of U.S. GAAP for TCO, TLE, TSD and Celular CRT are the same as presented above under Brazilian GAAP because each of TCO, TLE, TSD and Celular CRT pays dividends only based on its results in accordance with the Brazilian corporation law. After the pro forma adjustments described in “Part Five: The Merger — Unaudited Pro Forma Combined Financial Information,” pro forma net income of TCP and TLE under Brazilian GAAP were negative for the period. Therefore, no dividends would have been payable on a pro forma basis for the period.
(5)	Gives effect to (1) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002 and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on January 1, 2004. The unaudited pro forma combined financial data were prepared for illustrative purposes only.

PART TWO—SUMMARY

	Nine months ended September 30, 2005(1)
	(Historical)					(Pro forma)
	TCP	TCO	TLE	TSD	Celular CRT	New TCP		TCO per share equivalent (2)	TLE per share equivalent (2)	TSD per share equivalent (2)	Celular CRT per share equivalent (2)
	(Reais)
Book value per share (common/preferred)	6.57	21.98	33.78	22.31	37.65	9.17	(3)	28.27	35.76	30.15	64.46
Income (loss) per share (basic common) from continuing operations	(0.61)	2.20	(6.22)	0.62	3.13	(0.31	)(4)	(0.94)	(1.19)	(1.01)	(2.15)
Income (loss) per share (diluted common) from continuing operations	(0.61)	1.80	(6.22)	0.57	2.27	(0.31	)(4)	(0.94)	(1.19)	(1.01)	(2.15)
Income (loss) per share (basic preferred) from continuing operations	(0.61)	2.21	(6.22)	0.69	3.44	(0.31	)(4)	(0.94)	(1.19)	(1.01)	(2.15)
Income (loss) per share (diluted preferred) from continuing operations	(0.61)	1.80	(6.22)	0.62	2.50	(0.31	)(4)	(0.94)	(1.19)	(1.01)	(2.15)

(1)	No dividends or interests on shareholders’ equity were declared in the period.
(2)	The TCO, TLE, TSD and Celular CRT per share equivalent data are calculated by multiplying the New TCP pro forma per share amounts by 3.0830, 3.8998, 3.2879 and 7.0294, respectively, representing the number of TCP common shares or preferred shares that will be received for each TCO, TLE, TSD and Celular CRT common share or preferred share, respectively, in the merger, assuming that none of the applicable entitled shareholders of TCP, TCO, TLE, TSD or Celular CRT exercises appraisal rights.
(3)	Gives effect to (1) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002, the date these companies came under common control, and (2) the acquisitions of minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on September 30, 2005. The unaudited pro forma combined financial data were prepared for illustrative purposes only.
(4)	Gives effect to (1) the merger with respect to the proportionate interest in TLE, TSD and Celular CRT under common control with TCP as if the merger had been consummated on December 27, 2002 and (2) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on January 1, 2004. The unaudited pro forma combined financial data were prepared for illustrative purposes only.

PART TWO—SUMMARY

Exchange Rates

Brazilian Central Bank Rates

The following tables set forth information regarding the real/U.S. dollar exchange rate for the periods indicated. The Central Bank allows the real/U.S. dollar exchange rate to float freely but has sometimes intervened to control unstable fluctuations in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Part Three: Risk Factors—Risks Relating to Brazil—Brazilian government exchange control policies could adversely affect our ability to make payments on foreign currency-denominated debt” and “—Fluctuations in the value of the real against the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our common shares, preferred shares and ADSs.”

Before March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market. Although these markets were used for different purposes, the exchange rates in those markets were generally the same or very similar. On March 4, 2005, the National Monetary Counsel (Conselho Monetário Nacional) unified the two markets. For periods prior to March 4, 2005, the tables below reflect the selling rate in the commercial rate exchange market.

On January 20, 2006, the selling rate was R$2.2756 per U.S.$1.00.

	Exchange rate of R$ per U.S.$
	Low	High	Average(1)	Period end
Year ended December 31, 2000	1.7234	1.9847	1.8295	1.9554
Year ended December 31, 2001	1.9357	2.8007	2.3522	2.3204
Year ended December 31, 2002	2.2709	3.9552	2.9309	3.5333
Year ended December 31, 2003	2.8219	3.6623	3.0715	2.8892
Year ended December 31, 2004	2.6544	3.2051	2.9171	2.6544
Year ended December 31, 2005	2.1633	2.7621	2.4341	2.3407

Source:	U.S. dollar selling rate as published by the Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800, Option 5.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange rate of R$ per U.S.$
Month ended	Low	High
July 2005	2.3304	2.4656
August 2005	2.2767	2.4316
September 2005	2.2222	2.3623
October 2005	2.2339	2.2886
November 2005	2.1633	2.2516
December 2005	2.1800	2.3735
January 2006 (through January 20, 2006)	2.2632	2.3460

Source:	U.S. dollar selling rate as published by the Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800 Option 5.

PART TWO—SUMMARY

Federal Reserve Bank of New York Rates

The following tables show, for the periods indicated, certain information regarding the real/U.S. dollar exchange rate, based on the noon buying rate of the Federal Reserve Bank of New York. As of January 20, 2006, the noon buying rate was R$2.2780 to U.S.$1.00.

	Exchange Rate of R$ per U.S.$
	Low	High	Average(1)	Period end
Year ended December 31, 2000	1.7230	1.9840	1.8350	1.9510
Year ended December 31, 2001	1.9380	2.7880	2.3530	2.3120
Year ended December 31, 2002	2.2650	3.9450	2.9945	3.5400
Year ended December 31, 2003	3.6640	2.8270	3.0584	2.8950
Year ended December 31, 2004	3.2085	2.6510	2.9146	2.6550
Year ended December 31, 2005	2.1695	2.7755	2.4352	2.3340

Source: Federal Reserve Bank of New York

(1)	Average of the noon buying rate on the last day of each month in the period.

	Exchange rate of R$ per U.S.$
Month ended	Low	High
July 2005	2.3265	2.4430
August 2005	2.2745	2.4500
September 2005	2.2125	2.3645
October 2005	2.2295	2.2868
November 2005	2.1688	2.2546
December 2005	2.1695	2.3755
January 2006 (through January 20, 2006)	2.2564	2.3320

Source: Federal Reserve Bank of New York

Historical and Pro Forma Share Information

The following table shows the closing prices of the common shares, preferred shares and ADSs of TCP, TCO, TLE, TSD and Celular CRT, as well as the equivalent value of TCO, TLE, TSD and Celular CRT common shares and preferred shares and TCO, TLE and TSD ADSs based on the merger ratio, as of December 2, 2005, the last trading day preceding public announcement of this transaction.

	December 2, 2005
	(Actual)	(Actual)				(Per share equivalent)
	TCP	TCO	TLE	TSD	Celular CRT	TCO	TLE	TSD	Celular CRT

Common shares(1) (reais)	8.50	25.50	15.90	18.77	42.00	26.21	33.15	27.95	59.75
Preferred shares(2) (reais)	9.20	24.50	17.30	19.50	57.00	28.36	35.88	30.25	64.67
ADSs(3) (U.S.$)	4.14	11.09	7.80	8.83	—	12.76	13.61	16.15	—
Source: São Paulo Stock Exchange; Bloomberg.

(1)	The TCO, TLE, TSD and Celular CRT common share per share equivalent data are calculated by multiplying the TCP actual amounts by 3.0830, 3.8998, 3.2879 and 7.0294, the number of TCP common shares that will be received for each TCO, TLE, TSD and Celular CRT common share, respectively, in the merger.

PART TWO—SUMMARY

(2)	The TCO, TLE, TSD and Celular CRT preferred share per share equivalent data are calculated by multiplying the TCP actual amounts by 3.0830, 3.8998, 3.2879 and 7.0294, the number of TCP preferred shares that will be received for each TCO, TLE, TSD and Celular CRT preferred share, respectively, in the merger.
(3)	The TCO, TLE and TSD ADS per share equivalent data are calculated by multiplying the TCP actual amounts by 3.0830, 3.8998 and 3.2879, the number of TCP ADSs that will be received for each TCO, TLE and TSD ADS, respectively, in the merger.

We urge you to obtain current market quotations.

PART THREE—RISK FACTORS

Risks Relating to the Merger

We may have actual or potential conflicts of interest relating to the merger.

We may have actual or potential conflicts of interest because our controlling shareholders exercise voting control over the board of directors of each of TCO, TLE, TSD and Celular CRT. We have not negotiated the terms of this merger with any person acting on behalf of the minority shareholders of TCO, TLE, TSD or Celular CRT.

The TCP securities you receive in the merger will represent an investment in a fundamentally different business from that in which you originally invested.

You will receive TCP common shares or TCP preferred shares, or TCP ADSs, for your common shares or preferred shares of TCO, TLE, TSD or Celular CRT, or your ADSs of TCO, TLE or TSD, respectively, in the merger. TCO, TLE, TSD and Celular CRT will all combine with TCP pursuant to separate mergers. This combined entity, which will be renamed “Vivo Participações S.A.” will be a significantly larger company than any of TCP, TCO, TLE, TSD or Celular CRT, will operate in 19 states throughout Brazil and the Federal District, and will have a different financial condition, results of operations and business prospects than any of TCP, TCO, TLE, TSD or Celular CRT individually.

Because we are a larger company than any of TCO, TLE, TSD and Celular CRT, and the combined Vivo Participações S.A. will be even larger, your ownership percentage in our company will, as a result of the merger, be less than from your ownership percentage in TCO, TLE, TSD or Celular CRT.

You should be aware that because we are a larger company than any of TCO, TLE, TSD and Celular CRT and the combined Vivo Participações S.A. will be even larger, your ownership percentage of our company will be different from the one you have as a shareholder of TCO, TLE, TSD or Celular CRT. Assuming that none of the common shareholders of TCP, TCO, TLE, TSD and Celular CRT, and none of the preferred shareholders of TCP and TSD exercises appraisal rights, former minority shareholders of TCO, TLE, TSD and Celular CRT will hold approximately 13.40%, 1.30%, 1.91% and 5.04%, respectively, of the total capital stock of our company in the aggregate following the merger. Similarly, the percentage of the outstanding capital stock of TCP held by existing minority shareholders of TCP will decrease from 33.91% to 15.79%.

In addition, TCP is obligated to issue shares to its controlling shareholder for the amount of a tax benefit realized as a result of a corporate restructuring completed in 2000. TCP expects to issue new shares in respect of this tax benefit in each year until 2010. This issuance of shares may further dilute your holdings of TCP in the future if you do not exercise your preemptive rights (direitos de preferência) in the capital increase. See note 34 to TCP’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 incorporated by reference in this prospectus. Also, if you hold TCP ADSs after the merger, you may not be able to exercise preemptive rights in these capital increases. See “—Specific Risks Relating to Our ADSs—Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares underlying the ADSs.”

The merger may not result in the benefits that TCP seeks to achieve, including increased share liquidity.

TCP is undertaking the merger because it believes that the merger will provide the VIVO companies and their shareholders with a number of advantages, including providing shareholders of TCP, TCO, TLE, TSD and Celular CRT with securities that TCP expects will enjoy greater market liquidity than the securities they currently hold. However, the merger may not accomplish these objectives. TCP cannot predict whether a liquid market for the securities of the New TCP will be maintained. If the merger does not result in increased liquidity for the securities held by shareholders of TCP and the Targets, you may experience a decrease in your ability to sell your shares or ADSs compared to your ability to sell the shares or ADSs you currently hold.

PART THREE—RISK FACTORS

As a result of the merger, TCP will assume the liabilities of TLE, TSD and Celular CRT and will assume all the risks relating to those liabilities.

You should be aware that because TCP will assume the liabilities of TLE, TSD and Celular CRT as a result of the merger of these Targets with TCP, any existing known or unknown financial obligation, legal liability or other contingent liability or risk of each of TLE, TSD and Celular CRT will become the responsibility of TCP. These liabilities could cause TCP to be required to make payments, incur charges or take other actions that could adversely affect TCP’s financial position and results of operations and the price of TCP’s securities. As a result, you should carefully consider the information about each of TLE, TSD and Celular CRT that is included in this prospectus, including, without limitation, the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of each company included in this prospectus and the information set forth in “Item 3.D. Risk Factors” in the Annual Reports on Form 20-F for the Fiscal Year Ended December 31, 2004 of TLE and TSD that are incorporated by reference in this prospectus.

We will be more leveraged than any of TCO, TSD or Celular CRT, and a significant portion of our cash flow will have to be used to service our obligations.

As of September 30, 2005, TCP, TCO, TSD and Celular CRT had R$5,369.5 million of consolidated total debt on a pro forma basis, only R$140.7 million of which was attributable to TCO, R$263.3 million to TLE, R$15.6 million to TSD and R$140.7 million to Celular CRT. We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to you. Our indebtedness could, among other things:

•	require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit, along with financial and other restrictive covenants in our debt instruments, our ability to borrow additional funds or dispose of assets; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

We may also need to refinance all or a portion of our debt on or before maturity, and we may not be able to do this on commercially reasonable terms or at all.

The exercise of appraisal rights by shareholders of TCP and the Targets could decrease cash balances of the companies and otherwise adversely affect their financial condition.

As described in “Part Five: The Merger—Appraisal or Dissenters’ Rights,” holders of record of common shares of TCP, TCO, TLE, TSD and Celular CRT, and holders of record of preferred shares of TCP and TSD, at the close of business on December 2, 2005 are entitled to appraisal rights in connection with the merger and have the right to receive the amounts per share set forth in that section. If holders of a significant number of these shares exercise their appraisal rights, the requirement to make large cash payments could decrease the cash balances of the companies, limit their ability to borrow funds or fund capital expenditures or prevent the companies from complying with existing contractual obligations. In addition, under the Brazilian corporation law, if management believes that the total value of the appraisal rights exercised by shareholders of TCP, TCO, TLE, TSD and Celular CRT may put at risk the financial stability of New TCP, management may, within 10 days after the end of the appraisal rights period, call a general meeting of shareholders to unwind the merger. Because it holds, directly or indirectly, a majority of the voting shares of TCP, TCO, TLE, TSD and Celular CRT, Brasilcel would be able to cause the unwinding of the merger at the applicable general shareholders’ meetings.

PART THREE—RISK FACTORS

We do not anticipate being able to pay dividends in 2005 and possibly in subsequent years.

TCP did not pay dividends in 2001, 2002, 2003 or 2004 because of losses incurred from our equity investment in Global Telecom in those years. We recorded a net loss of R$591.6 million in the nine months ended September 2005, and we expect that we will record a net loss for the year ended December 31, 2005. If we record a net loss in 2005, we will not pay dividends for that year. We may also record net losses in subsequent years and be unable to pay dividends in those years. See “Part Five: The Merger—Unaudited Pro Forma Combined Financial Information.”

You are being offered a fixed number of shares or ADSs, which involves the risk of market fluctuations.

You will receive a fixed number of shares or ADSs in the merger, rather than a number of shares or ADSs with a fixed market value. Consequently, the market values of our shares and ADSs, of the shares and ADSs of TCO, TLE and TSD, and of the shares of Celular CRT may fluctuate significantly from the date of this prospectus to the date of completion of the mergers.

On December 2, 2005, the last trading day before announcement of the merger:

•	the last reported closing price on the São Paulo Stock Exchange for TCP common shares was R$8.50, and the market value of 3.0830 TCP common shares (the number of common shares to be received for each TCO common share in the merger) was R$26.21, the market value of 3.8998 TCP common shares (the number of common shares to be received for each TLE common share in the merger) was R$33.15, the market value of 3.2879 TCP common shares (the number of common shares to be received for each TSD common share in the merger) was R$27.95 and the market value of 7.0294 TCP common shares (the number of common shares to be received for each Celular CRT common share in the merger) was R$59.75;

•	the last reported closing price on the São Paulo Stock Exchange for TCP preferred shares was R$9.20, the market value of 3.0830 TCP preferred shares (the number of preferred shares to be received for each TCO preferred share in the merger) was R$28.36, the market value of 3.8998 TCP preferred shares (the number of preferred shares to be received for each TLE preferred share in the merger) was R$35.88, the market value of 3.2879 TCP preferred shares (the number of preferred shares to be received for each TSD preferred share in the merger) was R$30.25 and the market value of 7.0294 TCP preferred shares (the number of preferred shares to be received for each Celular CRT preferred share in the merger) was R$64.67; and

•	the last reported closing price on the New York Stock Exchange for TCP ADSs was U.S.$4.14, and the market value of 3.0830 TCP ADSs (the number of ADSs to be received for each TCO ADS in the merger) was U.S.$12.76, the market value of 3.8998 TCP ADSs (the number of ADSs to be received for each TLE ADSs in the merger) was U.S.$13.61 and the market value of 3.2879 TCP ADSs (the number of ADSs to be received for each TSD ADS in the merger) was U.S.$16.15.

The CVM, the Brazilian securities regulator, may suspend for up to 15 days the shareholders’ meetings scheduled to approve the merger.

The CVM may suspend for up to 15 days the shareholders’ meetings scheduled to approve the merger in order to analyze the transaction and verify that it does not breach applicable laws or regulations.

In 2003, a proposed merger that would have resulted in TCO becoming a wholly owned subsidiary of TCP was enjoined by the CVM on grounds that the transaction was not fair in relation to the preferred shareholders of TCO.

Although we believe that the proposed merger described in this prospectus is legal and provides equitable treatment to TCP, TCO, TLE, TSD and Celular CRT, we cannot predict the outcome of any such analysis of the transaction by the CVM.

PART THREE—RISK FACTORS

There is no clear guidance under Brazilian law regarding the income tax consequences to investors resulting from a merger.

There is no specific legislation, nor administrative or judicial precedent regarding the income tax consequences to investors resulting from a merger. Based on the opinion of its external tax advisors, TCP believes that there are reasonable legal grounds to sustain that the receipt (resulting from the merger) by a non-Brazilian holder of ADSs or by a U.S. person of common or preferred shares that are registered as a foreign portfolio investment under Resolution 2,689/00 of the National Monetary Council or are registered as a foreign direct investment under Law No. 4,131/62 would not be subject to income tax pursuant to Brazilian tax law. However, this position may not prevail, in which case TCP would be liable to the Brazilian tax authorities for withholding and collecting the taxable capital gains of shareholders resident abroad. While such shareholders would not be directly liable to Brazilian tax authorities, TCP would be entitled to reimbursements from them. For more details on the taxation of capital gains in Brazil, see “Part Five: The Merger—Material Tax Considerations—Brazilian Tax Considerations.”

The capital gain arising from a disposition of TCP shares registered as a direct foreign investment in Brazil could be calculated based on the historical amount in Brazilian currency of the investment, rather than the amount in foreign currency registered with the Central Bank of Brazil.

There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank of Brazil as a direct investment. Even though a recent precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, tax authorities are not bound by such precedents. For more details on the taxation of capital gains in Brazil, see “Part Five: The Merger—Material Tax Considerations.”

Risks Relating to the Brazilian Telecommunications Industry and Our Business

Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunications services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	prices;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

This extensive regulation and the conditions imposed by our authorizations to provide telecommunications services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

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Our results have been affected, and may continue to be affected in the medium and long term, as a result of the new SMP rules.

In 2002, Anatel changed the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, regime (first enacted in December 2000), encouraging companies operating under the Mobile Cellular Service (Serviço Móvel Celular), or SMC, regime to migrate to the SMP regime.

Under the SMP regime, we no longer receive payment from our customers for outbound long distance traffic but receive payment for the use of our network in accordance with a network usage remuneration plan. However, the interconnection fees that we receive from long distance operators may not compensate us for the revenues that we would have received from our customers for outbound long distance traffic. See “Part Four: Information on the VIVO Companies—Management Overview—Industry Factors—Recent Regulatory Changes.” Until June 30, 2004, SMP service providers were able to opt to establish a price cap or freely negotiate their interconnection charges. Now, free negotiation is the rule, subject to Anatel regulations relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties.

In addition, under the SMP regime, an SMP operator used to pay for the use of another SMP operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them. In that case, only those calls that surpassed the 55% level were subject to payment for network usage. As a result, if the traffic we terminate for other SMP operators exceeds the traffic they terminate for our company, our revenues and results of operations may be affected. In the nine months ended September, 30, 2005, for example, this regulatory change contributed to a decrease in our revenues from interconnection fees charged to other companies. See “Part Four: Information on the VIVO Companies—Management’s Discussion and Analysis of Financial Condition and Results of Operations of TCP.”

At various times, there have been discussions about reversing the billing system described in the previous paragraph or, alternatively, taking it further by eliminating all payments for network usage between SMP networks. We cannot predict whether the current regulatory regime will remain in place or whether any future regulatory change could have an adverse effect on our results of operations.

If the inflation adjustment index now applied to our prices is changed, the new index may not be adequate.

The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the telecommunications industry. Beginning in 2007, we expect the Brazilian government to begin to regulate the telecommunications industry based on a model that would analyze companies’ costs based on a hypothetical company’s costs and other factors. In connection with the introduction of this model, the Brazilian government may use a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), beginning in 2008. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results.

Anatel has proposed new regulations on interconnection rules, some of which could have an adverse effect on our results. The public consultation period on Anatel’s proposal ended on October 18, 2004, but final regulations have not been promulgated. The proposals that may adversely affect our results are (1) a proposal that two SMP providers controlled by the same economic group receive only one interconnection charge (VU-M) for calls originated and terminated in their networks rather than the current two VU-Ms, (2) a proposal for new negotiation rules for VU-M prices in which Anatel would have a role in determining prices rather than the

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current free negotiation of prices and (3) a proposal for VU-M price unification among SMP providers of the same economic group having significant market power according to a criteria still to be defined. If these regulations take effect, they would have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, (2) Anatel may allow more favorable prices for economic groups without significant market power and (3) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues.

We face substantial competition that has reduced our market share and has negatively affected our results of operations.

There is substantial competition in the telecommunications industry. We not only compete with companies that provide SMP service and trunking but also with companies that provide fixed-line telecommunications and Internet access services, due to the trend towards the convergence and substitution of SMP services for these other services.

We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. If we do not keep pace with technological advances, or if we fail to respond timely to changes in competitive factors in our industry, we could continue to lose market share and could suffer a decline in our revenue. Competition from other SMP communications service providers in the regions in which we operate has also affected, and may continue to affect, our financial results by causing, among other things, a decrease in our customer growth rate, decreases in prices and increases in selling expenses.

These factors have already contributed to a negative effect on our market share and our results of operations and could have a material adverse effect on our business and results of operations in the future. As a result of competitive pressures, for example, our market share decreased from 54.0% as of September 30, 2004 to 46.5% as of September 30, 2005, and our market share of net additions to our customer base decreased from 43.7% for the nine months ended September 30, 2004 to 23.6% for the nine months ended September 30, 2005. In addition, our net additions of customers decreased 43.2% from the nine months ended September 30, 2004 to the nine months ended September 30, 2005. See “Part Four: Information on the VIVO Companies—Management’s Discussion and Analysis of Financial Condition and Results of Operations of TCP—TCP’s Consolidated Results of Operations for the Nine Months Ended September 30, 2004 and 2005—Operating Data.” Similarly, the market share of TCO, TLE, TSD and Celular CRT in their authorized areas declined in the same period, and the market share of net additions to the customer base of these companies declined significantly. Net additions of customers of each of these companies also declined significantly from the nine months ended September 30, 2004 to the nine months ended September 30, 2005. In addition, our selling expenses for the nine months ended September 30, 2005 grew at a significantly higher rate than our net operating revenue compared to the nine months ended September 30, 2004, and similar trends existed at each of TCO, TLE, TSD and Celular CRT.

Recently, there has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within our market. We may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

In September 2004, Brasil Telecom, the fixed-line incumbent in nine states in Brazil and the Federal District (Anatel’s Region II), launched GSM operations in those states. Brasil Telecom’s authorization area overlaps with

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TCO’s in the Brazilian Federal District and in the states of Acre, Goias, Mato Grosso, Mato Grosso do Sul, Rondonia and Tocantins, overlaps with all of Global Telecom’s authorization area (the states of Paraná and Santa Catarina) and overlaps with Celular CRT’s authorization area. The entrance of Brasil Telecom into these markets will increase the competition that Global Telecom, Celular CRT and TCO face in some states. Brasil Telecom has announced that its marketing strategy will be the convergence between its fixed and mobile services, and it is the only company in those states that offers both fixed and cellular services. The entrance of Brasil Telecom into the cellular markets in these states will increase competition for Global Telecom, Celular CRT and TCO and could have a material adverse effect on our results of operations.

Our results of operations have been negatively affected by a decrease in our customer growth and could also be affected if our rate of customer turnover increases.

Our rate of acquisition of new customers has declined significantly, primarily due to competition and increased market penetration. For example, our net additions of customers decreased 43.2% from the nine months ended September 30, 2004 to the nine months ended September 30, 2005 due to a decrease in the rate of addition of new prepaid customers to 1,530,000 new prepaid customers in the nine months ended September 30, 2005, compared to 2,982,000 new prepaid customers in the comparable period of the prior year. This decrease in the rate of new additions of customers has negatively affected our results of operations and could continue to do so in the future. In addition, if our rate of customer turnover were to increase significantly, our results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence our rate of acquisition of new customers and our rate of customer turnover, including limited network coverage, lack of sufficient reliability of our services and economic conditions in Brazil.

The industry in which we conduct our business is subject to rapid technological changes, and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes. Our success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

The advent of new products and technologies could have a variety of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology. The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund this upgrading may depend on our ability to obtain additional financing.

Certain debt agreements of our subsidiaries, including TCO, and of TLE, TSD and Celular CRT and their subsidiaries contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. After the merger, the ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure you that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. The existing debt agreements also contain cross-default provisions, so that in certain circumstances, if an event of default occurs under any subsidiary’s agreement, the lenders could elect to declare all amounts outstanding under all of such subsidiary’s agreements to be immediately due and payable, enforce their interests against collateral pledged under the agreements and, in certain circumstances, restrict their ability to make additional borrowings.

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In addition, the debt instruments of some of our subsidiaries and of operating subsidiaries of TLE and Celular CRT contain restrictions on the incurrence of further indebtedness. As a result of these covenants and the covenants described above, the ability of our subsidiaries to obtain additional financing after the merger, if needed, may be significantly restricted, and we and they may be prevented from engaging in transactions that might otherwise be beneficial to us.

Our controlling shareholders have a great deal of influence over our business.

As of September 30, 2005, PT Móveis S.G.P.S., S.A. and Telefónica Móviles, S.A., our principal shareholders, own through Brasilcel, directly and indirectly, approximately 92.51% of our common shares and 66.09% of our total capital stock. PT Móveis is a wholly owned subsidiary of Portugal Telecom. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” in our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, which is incorporated by reference into this prospectus. Our principal shareholders have the power to control us and our subsidiaries, including the power to elect the majority of our directors and officers and determine the outcome of any action requiring shareholder approval, including in certain circumstances transactions with related parties, corporate reorganizations and the timing and payment of our dividends.

In addition, Portugal Telecom and Telefónica Móviles share their participation in us equally. Any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

Brasilcel and its subsidiaries will hold no less than 89.03% of our common shares after the merger, assuming that none of the common shareholders of TCP, TCO, TLE and Celular CRT, and none of the common and preferred shareholders of TSD, exercises appraisal rights in connection with the merger.

Improper use of our network can adversely affect our costs and results of operations.

We incur costs associated with the unauthorized use of our wireless networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs and payments to other carriers for unbillable fraudulent roaming. See “Item 4.B. Business Overview—Fraud Detection and Prevention” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which is incorporated by reference in this prospectus, for more information regarding the improper use of our network and our efforts to prevent it.

Improper use of our network can also increase our selling expenses if we have to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Our subsidiary TCO, for example, recently increased its provision for doubtful accounts more than TLE, TSD and Celular CRT because of previously undetected improper use of TCO’s network. See “Part Four: Information on the VIVO Companies—Management’s Discussion and Analysis of Financial Condition and Results of Operations of TCO.” Any unexpected increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

The cellular industry, including our company, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other reports have suggested that radio frequency emissions from cellular handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using cellular handsets. These concerns could have an adverse effect on the cellular communications industry and, possibly, expose cellular providers, including our company, to litigation. We cannot predict whether further medical research and studies will refute a link between the radio frequency emissions of cellular handsets and

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base stations and these health concerns. Government authorities could increase regulation of cellular handsets and base stations as a result of these health concerns or cellular companies, including our company, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites to expand our network, which in turn may delay the expansion and may affect the quality of our services.

Our investment in Global Telecom S.A. has adversely affected, and is expected to continue to adversely affect, our financial performance.

Our investment in Global Telecom presents operational and financial risks. Global Telecom started operations in 1999, and its principal competitor in its authorization area has been in operation for a longer period of time and has a larger market share in that area. Global Telecom has had substantial net losses (R$176.7 million in the nine months ended September 30, 2005, R$180.3 million in 2004, R$436.0 million in 2003 and R$771.1 million in 2002) resulting in significant part from capital expenditures, indebtedness and increased expenses in connection with the rapid expansion of its network infrastructure and upgrading of its marketing and commercial capabilities.

Since we acquired Global Telecom, Global Telecom’s net losses have negatively affected our financial results. The net losses of Global Telecom described above, as well as the expenses arising from indebtedness we incurred to finance our acquisition of that company, contributed to net losses for our company of R$591.5 million in the nine months ended September 30, 2005, R$490.1 million in 2004, R$640.2 million in 2003 and R$1,140.7 million in 2002. On December 27, 2002, we acquired the remaining shares of Global Telecom and now fully consolidate it in our consolidated financial statements.

We expect our investment in Global Telecom to continue to have a material effect on our financial condition and results of operations, in part due to the indebtedness we incurred to make that investment.

We face risks associated with litigation.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business.

These lawsuits include actions seeking payment by TCO’s subsidiary Telegoiás in the amount of R$24.1 million and by TCO’s former subsidiary Telebrasília Celular S.A., or Telebrasília, (since merged into TCO) in the amount of R$41.3 million, plus adjustment for exchange variations in each case and contractual penalties, on Telecomunicações Brasileiras S.A.—TELEBRAS, or Telebrás, loans assigned to those companies in connection with the privatization of the Telebrás system. The Court of Appeals of the Federal District rendered decisions unfavorable to TCO in these actions, and TCO filed an appeal to the Superior Court of Justice and has been awaiting trial since May 2004. On December 17, 2004, the plaintiff in these actions initiated an enforcement proceeding, claiming the amounts owed to be R$91.5 million from TCO and R$59.3 million from Telegoiás. On August 31, 2005, TCO and Telegoiás filed a motion to stay the enforcement, in which they challenge the amounts claimed by the plaintiff. The motion has not yet been examined by the Judge.

Several other lawsuits involving regulatory, intellectual property, tax and other matters are described in “Item 8.A. Consolidated Statements and Other Financial Information—Legal Matters” of our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, which is incorporated by reference into this prospectus.

In addition, after the effectiveness of the merger, we will assume the liabilities of TLE, TSD and Celular CRT, including the risks they face from litigation. See “—Risks Relating to the Merger—As a result of the merger, TCP will assume the liabilities of TLE, TSD and Celular CRT and will assume all the risks relating to those liabilities.”

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We may be required to record impairment charges relating to goodwill and long-lived assets in the future for purposes of U.S. GAAP.

For U.S. GAAP purposes, we are required to test our goodwill for impairment at least annually. The difference between the book value of a company and its market value may indicate that an impairment exists. This impairment test is described in note 21.k to our unaudited condensed consolidated interim financial statements included in this prospectus. TCP, in particular, has substantial goodwill, including goodwill relating to TCO with a carrying value of R$735.0 million as of September 30, 2005. We expect that we may be required to record impairment charges relating to our goodwill in future periods, and this would have an adverse effect on our results of operations.

In addition, we are required to record impairment charges on long-lived assets, including property, plant and equipment and finite-lived intangible assets (including concessions) if the carrying value of those assets exceeds their fair market value for purposes of U.S. GAAP. This annual impairment test is also described in note 21.k to our unaudited condensed consolidated interim financial statements included in this prospectus. When we performed our last impairment test, our evaluation of our ability to recover the carrying value of our long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages than we have historically achieved. We may not be successful in achieving these improvements in our revenues and gross margin percentages due to the competitive environment, changes in technology or other factors. If we are unable to achieve these improvements, we may be required to record impairment charges relating to our long-lived assets in future periods, and this could have an adverse effect on our operations.

Risks Relating to Our Securities

Holders of our common shares, preferred shares or ADSs may not receive any dividends.

According to the Brazilian corporation law and our bylaws, we must generally pay dividends to all shareholders of at least 25% of our annual net income, as determined and adjusted under the Brazilian corporation law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. However, we were unable to pay minimum dividends in for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 because we had net losses, and we expect to have net losses in the fiscal year ended December 31, 2005. In addition, the Brazilian corporation law permits us to elect not to pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition. See “Part Six: Shareholder Rights—Description of TCP Capital Stock—Allocations of Profits.”

Since we are a holding company, our income consists of distributions from our subsidiaries in the form of dividends or other advances and payments. We do not generate our own operating revenues, and we are dependent on dividends and other advances and payments for our cash flow, including to make any dividend payments or to make payments on our indebtedness.

Our preferred shares and our ADSs representing preferred shares generally do not have voting rights.

In accordance with the Brazilian corporation law and our bylaws, holders of our preferred shares, and therefore of our ADSs representing preferred shares, are not entitled to vote at meetings of our shareholders, except in limited circumstances.

Our bylaws state that holders of preferred shares will have full voting rights in the event that we do not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until we again pay minimum dividends. Because we did not pay minimum dividends for the

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years ended December 31, 2001, 2002 and 2003, the holders of preferred shares have been able to exercise voting rights since the general shareholders’ meeting held in March 2004. We did not pay minimum dividends in 2004. However, once we again pay minimum dividends, those voting rights will cease.

Exchange controls and restrictions on remittances abroad may adversely affect holders of our common shares, preferred shares or ADSs.

Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of the preferred shares underlying the ADSs, or direct holders of preferred shares or common shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares underlying ADSs will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

Holders of our common shares, preferred shares or ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and most of our directors and executive officers and our independent public accountants reside or are based in Brazil or other countries outside United States jurisdiction. Substantially all of our assets and those of these other persons are located in Brazil or such other countries. As a result, it may not be possible for holders of the common shares, the preferred shares or the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders of our common shares, preferred shares or ADSs may face greater difficulties in protecting their interests with respect to actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Actual or anticipated sales of a substantial number of our common shares or preferred shares could decrease the market prices of our common shares or preferred shares and ADSs, respectively.

Sales of a substantial number of our common shares or preferred shares could negatively affect the market prices of our common shares or preferred shares and ADSs, respectively. If, in the future, existing or future holders of common shares or preferred shares make substantial sales of shares, the market price of our common shares or preferred shares and ADSs, respectively, may decrease significantly. As a result, holders of the common shares, preferred shares or ADSs may not be able to sell them at a price equal or higher than the price they paid for them.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares, preferred shares or ADSs.

Investments in securities, such as our common shares, our preferred shares and our ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit the ability to sell the common shares or the preferred shares at a price and time at which holders wish to do so. The São Paulo Stock

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Exchange had a market capitalization of U.S.$472.9 billion as of September 30, 2005, and an average monthly trading volume of approximately U.S.$12.3 billion for the first nine months of 2005. In comparison, the NYSE had a domestic market capitalization of U.S.$13.2 trillion (excluding funds and non-U.S. companies) as of September 30, 2005, and an average monthly trading volume of approximately U.S.$54.9 billion for the first nine months of 2005.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 52.9% of the aggregate market capitalization of the São Paulo Stock Exchange as of September 30, 2005. The top ten stocks in terms of trading volume accounted for approximately 51.3% of all shares traded on the São Paulo Stock Exchange. A liquid and active market may never develop for our common shares, preferred shares or the ADSs, and as result the ability of holders to sell at the desired price or time may be significantly hindered.

Holders of our common shares, preferred shares or ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Our corporate affairs are governed by our bylaws and the Brazilian corporation law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. The rights under Brazilian corporation law of a holder of our common shares or preferred shares to protect its interests with respect to actions by us or our directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions. In addition, holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian corporation law.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares, preferred shares or ADSs at a potential disadvantage. In addition, the disclosure required of public companies in Brazil may be less complete or informative than that required of public companies in the United States or in certain other countries.

Specific Risks Relating to our ADSs

Important Note: Celular CRT does not have an ADS program, and no holder of Celular CRT common shares or preferred shares will receive TCP ADSs.

Holders of the ADSs may find it difficult to exercise their voting rights at our shareholders’ meetings.

Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the depositary requesting the depositary to do so, and they may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying their ADSs. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. If voting instructions for all or

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part of the ADSs are not received timely by the depositary, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain the appropriate registration, either under Resolution 2,689/00 of the Brazilian National Monetary Council (Conselho Monetário Nacional), known as Resolution 2,689, and CVM Instruction 325/00 or under Law No. 4,131/62, as described in “Part Six: Shareholder Rights—Description of TCP Capital Stock—Exchange Controls and Central Bank Registration.”

If a former holder of ADSs is not registered under Resolution 2,689, it may be subject to less favorable tax treatment on distributions in relation to our preferred shares. See “Part Five: The Merger—Material Tax Considerations—Brazilian Tax Considerations.”

Holders of ADSs may be subject to Brazilian income tax on gains from dispositions of ADSs.

Brazilian Law No. 10,833, dated December 29, 2003, provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares and preferred shares are expected to be treated as “assets located in Brazil” for purposes of the law, and gains on the disposition of common shares and preferred shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as “assets located in Brazil” for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto. See “Part Five: The Merger—Material Tax Considerations—Brazilian Tax Considerations.”

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares underlying the ADSs.

Holders of ADSs will be unable to exercise the preemptive rights relating to our preferred shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We may not be obligated to file a registration statement with respect to the shares relating to those preemptive rights or to take any other action to make preemptive rights available to holders of ADSs, and we may not file any such registration statement. If we do not file a registration statement or if we and the depositary decide not to make preemptive rights available to holders of ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will lapse.

PART THREE—RISK FACTORS

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our common shares, preferred shares and ADSs.

In the past, the Brazilian economy has experienced unstable economic cycles, and the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. To influence the course of Brazil’s economy, control inflation and effect other policies, the Brazilian government has taken various actions, including using wage and price controls, currency devaluations, capital and exchange controls, limits on imports and blocking access to bank accounts. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in the future. Our business, financial condition, results of operations and the market price of our common shares, preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including, without limitation:

•	fluctuations in exchange rates;

•	inflation;

•	exchange control policies;

•	gross domestic product growth;

•	social and political instability;

•	liquidity of domestic capital and lending markets;

•	price instability;

•	energy shortages;

•	interest rates;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to future government policies may contribute to an increase in the volatility of the Brazilian securities markets and securities issued abroad by Brazilian companies. The Brazilian economy grew 5.2% in 2004 and 0.5% and 1.9% in 2003 and 2002, respectively. Due to the limited economic growth in recent years, it is not certain whether the current economic policy will prevail. We can not predict Brazil’s monetary, tax, social security and other policies, neither if such policies will cause an adverse impact to the economy and to our business and results of operations or the market price of our common shares, preferred shares and ADSs.

Tax reforms may affect our prices.

The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If TCP, TCO, TLE, TSD or Celular CRT experience a higher tax burden as a result of the tax reform, they may have to pass the cost of that tax increase to their customers. This increase may have a material negative impact on the dividends paid by our subsidiaries to our company and on our revenues and operating results.

Political instability may have an adverse impact on the Brazilian economy.

Political crises in Brazil in the past have affected the trust of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition and results of operations and the market price of our common shares, preferred shares and ADSs.

PART THREE—RISK FACTORS

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The inflation rate, as measured by the IGP-DI index, was 12.1% in 2004, 7.7% in 2003 and 26.4% in 2002. Inflation in the nine months ended September 30, 2005 was 0.2%.

Future measures taken by the Brazilian government may have an adverse impact on the Brazilian economy, our business, financial condition and results of operation, or on the market price of common shares, preferred shares and ADSs. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected. In addition, high inflation generally leads to higher domestic interest rates and, as a result, the cost of servicing our real-denominated debt may increase. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets.

Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our common shares, preferred shares and ADSs.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated by 15.7% and 34.3% against the U.S. dollar in 2001 and 2002, respectively. In 2003 and 2004, the real appreciated against the U.S. dollar by 22.3% and 8.8%, respectively.

Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. The sharp depreciation of the real in relation to the U.S. dollar may generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on common shares, preferred shares and ADSs and may also reduce the market value of such securities. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

Devaluation of the real relative to the U.S. dollar may increase the cost of our indebtedness in foreign currency. It would also reduce the U.S. dollar value of our revenues and distribution of dividends. As of September 30, 2005, TCP had R$4,949.9 million in consolidated total debt, of which approximately 60% was denominated in foreign currencies, such as the U.S. dollar and the yen. Also, significant costs relating to our network infrastructure and handset costs are payable or linked to payment by us in U.S. dollars. At the same time, while our foreign currency debt obligations were covered by derivative contracts as of September 30, 2005 and we may derive income from these and other derivative transactions, all of our operating revenues are generated in

PART THREE—RISK FACTORS

reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to acquire the technology and the goods that are necessary to operate our business. Although we currently hedge our foreign currency debt, we may decide to change our hedging policy in the future. In addition, when the value of the real increases relative to the U.S. dollar, the decrease in the cost of servicing our debt is offset by our losses on the derivatives associated with it.

Fluctuations in interest rates may have an adverse effect on our business and on the market price of our common shares, preferred shares and ADSs.

Between February and July 2002, the Central Bank reduced the basic interest rate from 19% to 18%. Between October 2002 and February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5%. In June 2003 the Central Bank started again reducing the basic interest rate. In 2004 and in the first months of 2005 the Central Bank increased the basic interest rate. As of the date of this prospectus, the basic interest rate is 17.25%.

As of September 30, 2005, TCP’s total indebtedness was R$4,949.9 million. Approximately 40% of such indebtedness is denominated in reais and mostly pegged to the CDI (Certificado Depositário Interbancário) rate, a Brazilian interbank rate. All other debt was denominated in foreign currencies and fully covered by derivative contracts so that the final cost of the debt and the associated derivative is the CDI rate. As a consequence, an increase in the CDI interest rates and inflation indexes would increase the costs of our debt.

Brazilian government exchange control policies could adversely affect our ability to make payments on foreign currency-denominated debt.

The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations.

Many factors could cause the Brazilian government to institute a more restrictive exchange control policy, including, without limitation, the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund, or IMF, and political constraints to which Brazil may be subject. A more restrictive policy could affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet foreign currency-denominated obligations.

Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Any return to economic turmoil in Argentina or adverse economic developments in other emerging markets may adversely affect investor confidence in securities issued by Brazilian companies, including our common shares, preferred shares and ADSs representing our preferred shares, causing the market price and liquidity of those securities to suffer.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Management Overview

TCP, TCO, TLE, TSD and Celular CRT, or the VIVO companies, are leading providers of cellular telecommunications in 19 states in Brazil and the Federal District. According to data published by Anatel, the VIVO companies have 36.1% of the total market in Brazil and 45.9% of the total market in their authorized areas, with 28.8 million users as of September 30, 2005. Their operations cover an area with approximately 135 million inhabitants, or 73% of the Brazilian population. On a pro forma basis reflecting the mergers, the VIVO companies had net operating revenues of R$10,929.3 million for the year ended December 31, 2004 and R$8,308.1 million for the nine months ended September 30, 2005.

The VIVO companies are controlled by Brasilcel N.V., a joint venture of Portugal Telecom and Telefónica Móviles. The corporate structure of the VIVO companies before and after the mergers is set forth in “Part Two: Summary” of this prospectus. The VIVO companies provide services in their regions through the following operating subsidiaries:

•	TCP provides services:

•	in the state of São Paulo through Telesp Celular S.A.;

•	in the states of Paraná and Santa Catarina through Global Telecom S.A.; and

•	through the operating subsidiaries of its subsidiary TCO;

•	TCO provides services in the states of Acre, Amapá, Amazonas, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondonia, Roraima and Tocantins through several operating subsidiaries and directly in the Federal District;

•	TLE provides services in the states of Bahia and Sergipe through two operating subsidiaries;

•	TSD provides services in the states of Espírito Santo and Rio de Janeiro through two operating subsidiaries; and

•	Celular CRT provides services in the state of Rio Grande do Sul through an operating subsidiary.

The VIVO companies pursue a common commercial strategy and are guided by a common management team. All the VIVO companies generate operating revenues in the same way, and they incur the same types of costs of services and goods sold. In addition, although their markets vary, all of the VIVO companies are subject to common trends and government regulations affecting the Brazilian cellular telecommunications industry. At the same time, the VIVO companies closely monitor various other operational and other factors described below.

Revenues and Costs

The gross operating revenues of the VIVO companies consist of the following:

•	usage charges, which include charges for outgoing calls, roaming and similar service;

•	revenues from the sale of handsets and accessories;

•	monthly subscription charges paid by their contract customers;

•	interconnection charges (or network usage charges), which are amounts they charge other cellular and fixed-line or long distance service providers for the use of their networks; and

•	other charges, including charges for the text messaging services (SMS), call forwarding, call waiting, voicemail and call blocking.

These gross operating revenues are subject to several value-added and indirect taxes imposed in Brazil at the federal and state levels. These taxes are described in Item 4.B., “Business Overview—Taxes on Telecommunications Services and Handset Sales” in TCP’s Annual Report on Form 20-F for the year ended

PART FOUR—INFORMATION ON THE VIVO COMPANIES

December 31, 2004, which is incorporated by reference in this prospectus. In addition, the VIVO companies record their net operating revenues after deduction of sales and services discounts and returns of goods sold. Discounts on handsets and accessories and on services provided are key competitive factors in the Brazilian cellular telecommunications market, and the VIVO companies adjust these discounts frequently in accordance with their competitive strategy.

The costs of services and goods of the VIVO companies consist of the following:

•	depreciation and amortization of the transmission network infrastructure and equipment;

•	material and services, which are the costs of third-party services (such as network maintenance services), the costs of rented circuits and transmission lines and other costs;

•	interconnection charges, which are charges the VIVO companies pay to other companies for the use of their networks to complete calls;

•	personnel expenses relating to sales personnel and other non-administrative personnel, which expenses are generally subject to collective bargaining agreements;

•	rental, insurance and condominium fees, which include the costs of rented stores and facilities, insurance for their networks and other costs;

•	cost of handsets and accessories that they sell; and

•	Fistel and certain other taxes that are not assessed on gross operating revenues. For an explanation of the Fistel tax, see Item 4.B., “Business Overview—Taxes on Telecommunications Services and Handset Sales” in TCP’s Annual Report on Form 20-F for the year ended December 31, 2004.

Industry Factors

The business of the VIVO companies is influenced by several important factors, including the following:

•	Shift to Prepaid Services. The Brazilian cellular telecommunications market has been influenced recently by a shift toward prepaid services. Prepaid services generate usage charges and interconnection charges but do not generate monthly subscription charges. Prepaid services have also attracted lower income customers to VIVO’s services. In addition, prepaid customers tend to make fewer outgoing calls than contract customers, and VIVO’s contract customers therefore have a disproportionate impact on usage charges. Because of the importance of contract customers to VIVO’s business, the VIVO companies have undertaken initiatives to maintain and develop the contract customer base, including through the recently launched “Right Planning” loyalty program for contract customers.

In 2003, Telesp Celular changed its revenue recognition policy for prepaid services. Before January 1, 2003, revenues from prepaid services were recognized at the time of sale of the prepaid minutes. Thereafter, these revenues have been deferred and recognized as the prepaid minutes are used.

•	Competition. The VIVO companies face aggressive competition throughout their regions, both from existing competitors and new entrants into the market. In November 2002, for example, a new competitor, TIM, entered the market of Celular CRT and TCO, and in September 2004, Brasil Telecom, the fixed-line incumbent in nine states and the Federal District, began cellular services in its region, which overlaps with that of TCO, Celular CRT and Global Telecom. In the face of this competition, the VIVO companies have generally pursued a strategic focus on profitability and selective customer growth, rather than a specific focus on gaining market share. Within their strategic focus, the VIVO companies pursue a number of strategies to address these competitive pressures, often including discounts on handsets and accessories; loyalty programs, such as the “Right Planning” loyalty program for contract customers, which has generally contributed to a reduction in monthly subscription charges in the short term; and marketing and promotional expenses, which tend to increase selling expenses. Sales and services discounts as a percentage of gross operating revenues vary with the competitive features and demographics of each of the VIVO markets and are currently highest for TSD and TLE.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

•	Recent Regulatory Changes. In recent years, Anatel, the Brazilian telecommunications regulator, has introduced a number of changes that affect the composition of VIVO’s operating revenues:

•	Carrier Selection Codes. As of July 6, 2003, cellular telecommunications operators in Brazil were required by the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules to implement long distance carrier selection codes (códigos de seleção de prestadora) used by customers to choose their carrier for domestic long distance services (for both “VC2” and “VC3” calls) and international cellular calls. VC2 calls are calls made to parties outside a caller’s area code but inside the same state, and VC3 calls are calls made to parties outside the caller’s state. As a result, VIVO no longer receives revenues from the outgoing calls or incurs costs in connection with VC2 or VC3 or international calls, but instead it receives interconnection charges. This change has tended to decrease both the outgoing calls revenues of the VIVO companies and the interconnection charges they pay to other companies.

•	Partial “Bill & Keep.” Also in July 2003, Anatel adopted new “partial Bill & Keep” rules for interconnection charges. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of other SMP providers as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between them. However, if traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider’s network must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%. This change has tended to decrease the revenues received by the VIVO companies from interconnection fees charged to other companies.

•	Tariff and Interconnection Rates. Anatel authorizes cellular operators to increase tariffs based upon cumulative inflation over a twelve-month period, measured by the IGP-DI index from February to January of each year. Beginning in 2007, we expect the Brazilian government to begin to regulate the telecommunications industry based on a model that would analyze companies’ costs based on a hypothetical company’s costs and other factors. In connection with the introduction of this model, the Brazilian government may use a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), beginning in 2008.

In addition, Anatel established that from July 2004, interconnection rates for wireless networks (the VU-M) would be freely negotiated. Nevertheless, the Brazilian network operators have not been fully successful in negotiating and reaching acceptable interconnection agreements; if telecommunications companies cannot agree on interconnection rates and conditions, Anatel may, by mediation, arbitration or intervention, establish the terms of such interconnection agreements.

You should read “Part Three: Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and our Business” for more information about these and other industry factors that the VIVO companies face.

Operational and Other Factors

The VIVO companies also pay close attention to a number of other operational and other factors that significantly affect their business:

•

Customers. VIVO closely monitors changes in both its prepaid and contract customers from period to period. VIVO also tracks its market share for each VIVO company, and it monitors net additions of customers from period to period. As of September 30, 2005 compared to September 30, 2004, the number of prepaid customers increased at a higher rate than the number of contract customers at TCP, TCO and TLE, and the number of contract customers increased at a higher rate at TSD and Celular CRT. The positive impact on revenues from monthly subscription charges was generally more than offset in the nine months ended September 30, 2005 by the cost of the “Rights Planning” loyalty

PART FOUR—INFORMATION ON THE VIVO COMPANIES

program VIVO implemented to maintain and increase the number of contract customers. In addition, market share generally decreased from September 30, 2004 to September 30, 2005 due to competitive pressures, and the rate of net additions of prepaid customers in the third quarter of 2005 was lower than the rate in the third quarter of 2004 for the same reason. See below in this “Part Four: Information on the VIVO Companies” for operational data for each of the VIVO companies as of September 30, 2005 and for the fiscal quarter then ended.

•	Average Revenue Per User (ARPU) and Minutes of Use (MOU). VIVO also tracks the average revenue per user for both contract and prepaid customers for each of the VIVO companies, as well as changes in minutes of use by type of customer. ARPU and MOU generally increased for contract customers in the third quarter of 2005 (except for TSD, where they decreased), but ARPU and MOU generally decreased for prepaid customers. See below in this “Part Four: Information on the VIVO Companies” for operational data for each of the VIVO companies as of September 30, 2005 and for the fiscal quarter then ended.

•	Changes in Technology. VIVO’s costs are affected by changes in technology, which often require additional investments in network infrastructure and other costs in order to provide quality, competitive service. For example, both TCO and Celular CRT incurred additional depreciation and amortization expenses and materials and services costs in the nine months ended September 30, 2005 in connection with the overlay of more sophisticated Code Division Multiple Access, or CDMA, networks on top of their existing Time Division Multiple Access, or TDMA, networks. Other VIVO companies, such as TSD and TLE, have largely completed their conversions to CDMA technology and currently less affected by these transition costs.

•	Improper Use of Network. VIVO closely monitors the improper use of its network to minimize lost revenues. The VIVO companies frequently adjust their provisions for doubtful accounts based both on increases in the customer base and on the improper use of the network. TCO, for example, recently increased its provision for doubtful accounts more than TLE, TSD and Celular CRT because of previously undetected improper use of TCO’s network.

Recent Developments

Issuance of TCP Debentures

On May 1, 2005, TCP issued R$1.0 billion in aggregate principal amount of debentures in two series, both maturing in May 2015. The first series, in the aggregate amount of R$200.0 million, bears interest at 103.3% of the average daily interbank deposit rate for deposits of one day (DI—Depósitos Interfinanceiros de um dia, extragrupo), payable semiannually, and is subject to renegotiation of terms (repactuação) in May 2009. The second series, in the aggregate amount of R$800.0 million, bears interest at 104.2% of the average daily interbank deposit rate, payable semiannually, and is subject to renegotiation of terms in May 2010. The proceeds of the issuance of these debentures were used for the repayment of short-term debt.

Reverse Stock Split and Change of ADR Ratio

On May 4, 2005, TCP completed a reverse stock split, combining each 2,500 common and preferred shares into one common or preferred share, respectively. TCP also changed the ratio of its ADSs to preferred shares such that one ADS now represents one preferred share.

Each of TCO, TLE, TSD and Celular CRT completed a similar reverse stock split. TCO combined each 3,000 common and preferred shares into one common or preferred share, respectively. TLE combined each 50,000 common and preferred shares into one common or preferred share, respectively. TSD combined each 5,000 common and preferred shares into one common or preferred share, respectively. Celular CRT combined each 100 common and preferred shares into one common or preferred share, respectively. Each of TCO, TLE and TSD also changed the ratio of its ADSs to preferred shares such that one ADS now represents one preferred share.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Since such reverse stock splits, TCP, TCO, TLE, TSD and Celular CRT shares are traded on the São Paulo Stock Exchange based on a price per share, rather than based on a price per thousand shares.

Capital Increase and Cancellation of Treasury Shares

On July 29, 2005, the Board of Directors of each of TCP, TCO, TLE, TSD and Celular CRT approved an increase in the capital stock and issued, with due regard to preemptive rights, the amount of new common shares at the issue price set forth in the table below:

	Number of shares	Issue price
TCP	29,298,932	R$	8.28
TCO	3,107,645	R$	20.56
TLE	31,915	R$	15.35
TSD	2,029,225	R$	17.98
Celular CRT	929,892	R$	35.80

The issue price corresponded to 90% of the weighted average of the closing price recorded on the São Paulo Stock Exchange in the 30 trading days from May 16, 2005 (May 13 for TLE) to June 27, 2005 (June 24 for TLE). Preemptive rights could be exercised in the period from June 29, 2005 to July 28, 2005.

Each of these capital increases allowed Brasilcel, as controlling shareholder of TCP, TSD, TLE and Celular CRT, and TCP, as controlling shareholder of TCO, to capitalize a portion of the tax benefit related to the goodwill generated in the acquisition process of those companies. CVM regulations permit the acquiror of a publicly held company to capitalize the tax benefits arising from the amortization of goodwill generated in the acquisition of that company, so long as preemptive rights are extended to the other shareholders of the publicly held company in connection with the capital increase. The tax benefits capitalized by Brasilcel in July 2005 with respect to TCP included tax benefits of R$120,850,877 relating to the year ended December 31, 2004 and tax benefits of R$121,744,279 relating to the years 2002 and 2003. The tax benefits capitalized by Brasilcel in July 2005 with respect to TLE, TSD and Celular CRT totaled R$489,733, R$36,485,465 and R$33,290,159, respectively, and related to the year ended December 31, 2004. The tax benefits capitalized by TCP in July 2005 with respect to TCO totaled R$63,893,190 and related to the year ended December 31, 2004. For further information on the earlier corporate restructurings through which the applicable tax benefits were transferred to the VIVO companies, see note 34 to TCP’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 incorporated by reference in this prospectus, and notes 30, 26, 27 and 27 to the audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 of TCO, TLE, TSD and Celular CRT, respectively, included or incorporated by reference in this prospectus.

In addition, at the same meeting, the Board of Directors of TCO approved the cancellation of 1,927,812 common shares held in treasury. At a meeting held on March 28, 2005, the Board of Directors of TLE approved the cancellation of 252,498 common shares and 51,102,580 preferred shares held in treasury.

As of December 31, 2005, the capital stock of each of the VIVO companies consisted of the following:

	Total shares outstanding	Common shares	Preferred shares
TCP	662,324,342	250,457,704	411,866,638
TCO	130,068,158	44,332,722	85,735,436
TLE	9,644,278	3,376,560	6,267,718
TSD	91,831,224	39,916,217	51,915,007
Celular CRT	33,280,844	14,439,063	18,841,781(1)

(1)	Includes 639,444 preferred shares held in treasury that will be transferred to TCP in the merger.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TCP

TCP’s Consolidated Results of Operations for the Nine Months Ended September 30, 2004 and 2005

The following table sets forth certain components of TCP’s income for the periods indicated.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Net operating revenue	5,491.7	5,387.8	1.9%
Cost of services and goods	(2,479.6)	(2,353.4)	5.4%

Gross profit	3,012.1	3,034.4	-0.7%

Operating expenses:
Selling expenses	(1,790.9)	(1,318.6)	35.8%
General and administrative expenses	(455.1)	(506.1)	-10.1%
Other net operating expenses	(287.0)	(151.9)	88.9%

Operating income net financial expense	479.1	1,057.8	-54.7%

Net financial expense	(683.9)	(751.3)	-9.0%
Operating income (loss)	(204.8)	306.5	-166.8%

Net non-operating (expenses) income	12.0	1.4	757.1%

Income (loss) before minority interests and taxes	(192.8)	307.9	-162.6%

Income taxes	(265.8)	(294.0)	-9.6%
Minority interest	(133.0)	(269.4)	-50.6%

Net loss	(591.6)	(255.5)	131.5%

Operating Data

The following table sets forth certain operating data of TCP.

	Nine months ended September 30,
	2005	2004	% Change
Total number of customers (in thousands)	19,370	16,363	18.4%
Contract	3,055	2,787	9.6%
Prepaid	16,315	13,576	20.2%
Market share(1)	46.5%	54.0%	-7.5	p.p.
Net additions (in thousands)	1,740	3,064	-43.2%
Contract	210	82	163.6%
Prepaid	1,530	2,982	-48.7%
Market share of net additions to customer base(1)	23.6%	43.7%	20.1	p.p.
Market penetration(1)	46.2%	34.1%	12.1	p.p.
Customer acquisition cost, per customer(2) (R$)	151	137	10.7%
Monthly churn(3)	1.6%	1.6%	—
Average revenue per user (R$ per month)	28.2	34.1	-17.3%
Contract	88.3	90.4	-2.3%
Prepaid	15.7	20.2	-22.0%
Total minutes used per customer(4)	77	90	-14.6%
Contract	224	218	2.7%
Prepaid	47	59	-20.7%
Employees	4,135	4,131	0.1%

(1)	Source: Anatel
(2)	Calculated as follows: (70% marketing expenses + costs of the distribution network + handset subsidy) / gross additions.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

(3)	The number of customers that leave the company during the period, calculated as a percentage of the simple average of customers at the beginning and end of the period.
(4)	Total minutes of calls received and made by the company’s customers divided by the average lines in service during the relevant year (including roaming in and excluding roaming out).

Net Operating Revenue

The composition of operating revenues by category of service is presented in TCP’s consolidated financial statements and discussed below before deduction of value-added and other taxes. The following table sets forth the components of TCP’s operating revenues for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Gross operating revenue:
Usage charges	3,246.9	2,824.0	15.0%
Sales of handsets and accessories	1,389.9	1,346.0	3.3%
Monthly subscription charges	134.1	192.3	-30.3%
Interconnection fees	2,221.4	2,331.9	-4.7%
Other	495.7	425.3	16.6%

Total gross operating revenue	7,488.0	7,119.5	5.2%

Value-added and other indirect taxes	(1,423.2)	(1,296.6)	9.8%
Sales and services discounts and return of goods sold	(573.1)	(435.1)	31.7%

Net operating revenue	5,491.7	5,387.8	1.9%

The net operating revenue of TCP increased 1.9% to R$5,491.7 million for the nine months ended September 30, 2005 from R$5,387.8 million for the nine months ended September 30, 2004, principally due to an increase in revenues from usage charges and, to a lesser degree, increases in other revenues and in revenues from sales of handsets and accessories. These increases were partially offset by decreases in revenues from monthly subscription charges and interconnection fees.

Usage charges. Revenues from usage charges increased 15.0% to R$3,246.9 million for the nine months ended September 30, 2005 from R$2,824.0 million for the nine months ended September 30, 2004, primarily due to an 18.4% increase in the customer base to 19.370 million lines in service as of September 30, 2005 from 16.363 million lines in service as of September 30, 2004. In addition, outgoing traffic grew 8.8%, primarily due to an increase in the customer base subject to contract (who make more outgoing calls than prepaid customers) to 3.1 million lines in service subject to contract (included in the total lines of service above) as of September 30, 2005 from 2.8 million lines as of September 30, 2004.

Sales of handsets and accessories. Revenues from sales of handsets and accessories increased 3.3% to R$1,389.9 million for the nine months ended September 30, 2005 from R$1,346.0 million for the nine months ended September 30, 2004. This increase was mainly due to the increase in the customer base described above, which resulted in part from promotional campaigns to acquire new customers. Revenues from handset sales are reported before commissions and promotional discounts and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic (and not necessarily to generate profits). Accordingly, we subsidize part of the costs of handsets. Although profit margins vary from one handset model to another, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross

PART FOUR—INFORMATION ON THE VIVO COMPANIES

loss (calculated as the difference from net operating revenues from sales of handsets and accessories minus the cost of handsets and accessories) for TCP of R$367.4 million for the nine months ended September 30, 2005, compared to R$362.5 for the nine months ended September 30, 2004.

Monthly subscription charges. Revenues from monthly subscription charges decreased 30.3% to R$134.1 million for the nine months ended September 30, 2005 from R$192.3 million for the nine months ended September 30, 2004. The decrease was principally due to the impact of our “Right Planning” loyalty program, which was introduced in July 2004, and the effects of strong competition. Under that program, we tailor our contracts to the usage needs of our contract customers, seeking to provide competitive prices based on their individual profiles. This program is designed to maintain and increase our contract customer base described above.

Interconnection fees. Revenues from interconnection fees decreased 4.7% to R$2,221.4 million for the nine months ended September 30, 2005 from R$2,331.9 million for the nine months ended September 30, 2004. This decrease was principally due to the trend toward a greater volume of cellular to cellular calls and a reduction in volume of fixed line to cellular calls and to the effect of the “partial Bill & Keep” system under Anatel’s Personal Mobile Service (Serviço Móvel Pessoal, or SMP) regime, as described in “—Management Overview” above. The migration of callers away from fixed line services decreases our interconnection fees because the interconnection fees that apply to calls from a fixed line to a cellular line are higher than the fees that apply to calls from a cellular line to another cellular line.

Other. Revenues from other services increased 16.6% to R$495.7 million for the nine months ended September 30, 2005 from R$425.3 million for the nine months ended September 30, 2004. This increase was principally due to the increase in our customer base and an increase in the use of data-related services by our customers, including text message services, or SMS, wireless internet services and other value-added services. The increase in the use of data services was due in part to increases in internet access, improvements in data service tools, the launch of new services and an increase in the number of data transmission-enabled handsets. New services launched in the nine months ended September 30, 2005 include: SmartMail, a wireless e-mail service; Corporate VIVO Play 3G, a third generation service providing cellular access to multimedia content; and games.

Value-added and other indirect taxes. Value-added taxes and other indirect taxes increased 9.8% to R$1,423.2 million for the nine months ended September 30, 2005 from R$1,296.6 million for the nine months ended September 30, 2004. This increase occurred principally because of the increase in gross operating revenues other than from interconnection fees (which are not subject to these taxes). These value-added and other indirect taxes are described in Item 4.B., “Business Overview—Taxes on Telecommunications Services and Handset Sales” in our Annual Report on Form 20-F for the year ended December 31, 2004, which is incorporated by reference in this prospectus. Value-added taxes and other indirect taxes were 19% of TCP’s gross operating revenue in the nine months ended September 30, 2005, compared to 18% in the nine months ended September 30, 2004. The effective rate of taxes on gross operating revenues varies depending on the composition of our revenues. Interconnection fees, for example, are not subject to these taxes.

Sales and services discounts and returns of goods sold. These deductions from operating revenues include discounts on cellular handset sales, discounts on services and returns of goods sold. Discounts and returns increased 31.7% to R$573.1 million for the nine months ended September 30, 2005 from R$435.1 million for nine months ended September 30, 2004. This increase was principally due to increases in discounts on handsets and accessories in response to aggressive competition from other providers. Sales and services discounts and returns of good sold represented 6.1% and 7.7%, respectively, of our gross operating revenues for the nine months ended September 30, 2004 and 2005.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Cost of Services and Goods

The following table sets forth the components of TCP’s costs of services and goods sold for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Depreciation and amortization	(570.9)	(538.2)	6.1%
Material and services	(256.3)	(225.3)	13.8%
Interconnection charges	(121.4)	(155.9)	-22.1%
Personnel	(47.1)	(42.8)	10.0%
Rental, insurance and other related expenses	(70.3)	(69.8)	0.7%
Cost of handsets and accessories	(1,163.6)	(1,181.6)	-1.5%
Fistel and other taxes	(250.0)	(139.8)	78.8%

Cost of services and goods	(2,479.6)	(2,353.4)	5.4%

Cost of services and goods increased 5.4% to R$2,479.6 million for the nine months ended September 30, 2005 from R$2,353.4 million for the nine months ended September 30, 2004, principally due to increases in tax payments and, to a lesser degree, increases in depreciation and amortization and the cost of third-party services. This increase was partially offset by a decrease in interconnection charges paid to other providers. Our gross profit margin (gross profit as a percentage of net operating revenues) was 54.8% for the nine months ended September 30, 2005, compared to 56.3% for nine months ended September 30, 2004.

Depreciation and amortization. Depreciation and amortization expenses increased 6.1% to R$570.9 million for the nine months ended September 30, 2005 from R$538.2 million for the nine months ended September 30, 2004, mainly due to expansion of our transmission network and other assets driven by the expansion in our customer base.

Material and services. Cost of material and services increased 13.8% to R$256.3 million for the nine months ended September 30, 2005 from R$225.3 million for the nine months ended September 30, 2004, mainly due to increases in the cost of third-party services and rental payments, such as network maintenance services and the costs of rented circuits and transmission lines. In addition, we incurred greater costs in the nine months ended September 30, 2005 in connection with the ongoing process of overlaying TCO’s older Time Division Multiple Access, or TDMA, network with a more advanced Code Division Multiple Access, or CDMA, network.

Interconnection charges. Interconnection charges are charges paid to other companies for the use of their networks to complete calls that originate in our network. Interconnection charges decreased 22.1% to R$121.4 million for the nine months ended September 30, 2005 from R$155.9 million for the nine months ended September 30, 2004, primarily due to the effects of the SMP regime and the “partial Bill & Keep” billing system.

Personnel. Personnel expenses increased 10.0% to R$47.1 million for the nine months ended September 30, 2005 from R$42.8 million for the nine months ended September 30, 2004, primarily due to an approximate 6% increase in salaries under the terms of our collective bargaining agreement, which we renegotiate annually to take effect on November 1, and due to training program costs.

Rental, insurance and other related expenses. Rental, insurance and condominium fees remained relatively constant at R$70.3 million for the nine months ended September 30, 2005, compared to R$69.8 million for the nine months ended September 30, 2004.

Cost of handsets and accessories. Cost of handsets and accessories decreased 1.5% to R$1,163.6 million for the nine months ended September 30, 2005 from R$1,181.6 million for the nine months ended September 30,

PART FOUR—INFORMATION ON THE VIVO COMPANIES

2004, primarily due to better terms negotiated with suppliers and because TCP added fewer new customers in the nine months ended September 30, 2005 than in the nine months ended September 30, 2004.

Fistel and other taxes. Fistel and other tax expenses increased 78.8% to R$250.0 million for the nine months ended September 30, 2005 from R$139.8 million for the nine months ended September 30, 2004. This increase was primarily due to a change in accounting policy at TCO to bring TCO’s accounting for Fistel and other taxes in line with that of TCP. Beginning in January of 2005, TCO began to accrue amounts monthly for these taxes, as is TCP’s policy, rather than recognize the entire amount of the taxes in December of a given fiscal year. TCP’s results of operations for the nine months ended September 30, 2005, which consolidate the results of TCO, reflect the effect of this change in policy.

Operating Expenses

The following table sets forth the components of TCP’s operating expenses for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Selling expenses	(1,790.9)	(1,318.6)	35.8%
General and administrative expenses	(455.1)	(506.1)	-10.1%
Other net operating expenses	(287.0)	(151.9)	88.9%

Operating expenses	(2,533.0)	(1,976.6)	28.1%

TCP’s operating expenses increased 28.1% to R$2,533.0 million in the nine months ended September 30, 2005 from R$1,976.6 million in the nine months ended September 30, 2004. The increase resulted primarily from an increase in selling expenses and other net operating expenses driven by the highly competitive environment and an increase in goodwill amortization, respectively.

Selling expenses. Selling expenses increased 35.8% to R$1,790.9 million for the nine months ended September 30, 2005 from R$1,318.6 million for the nine months ended September 30, 2004. This increase was principally due to increases in marketing expenses and expenses for third-party services (such as marketing, client care and call center services); increases in the provision for doubtful accounts; and expenses for depreciation of stores, equipment and other assets. Provisions for doubtful accounts increased 104.1% to R$265.5 million for the nine months ended September 30, 2005 from R$130.1 million for the nine months ended September 30, 2004, mainly due to an increase in our customer base and to the improper use of our network. As a result of this increase, provisions for doubtful accounts were 3.5% of gross revenues for the nine months ended September 30, 2005, compared to 1.8% of gross revenues for the nine months ended September 30, 2004.

General and administrative expenses. General and administrative expenses decreased 10.1% to R$455.1 million for the nine months ended September 30, 2005 from R$506.1 million for the nine months ended September 30, 2004, primarily due to savings on third-party services after renegotiations of contracts.

Other net operating expense (income). TCP recorded other net operating expense of R$287.0 million for the nine months ended September 30, 2005, compared to other net operating expense of R$151.9 million in the nine months ended September 30, 2004, principally due to the amortization of goodwill generated in the acquisition of TCO and Global Telecom. The amortization period for goodwill generated by the Global Telecom acquisition began in January 2005, and TCP acquired additional shares of TCO in October 2004, increasing amortizable goodwill relating to TCO.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Net Financial Income (Expense)

The following table sets forth the components of TCP’s net financial expense for the periods indicated, as well as percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Financial income	208.2	163.4	27.4%
Foreign currency exchange gains, net.	537.9	64.8	730.1%
Net losses on foreign currency derivative contracts	(978.9)	(476.4)	105.5%
Financial expenses	(451.1)	(503.1)	-10.3%

Financial expense, net	(683.9)	(751.3)	-9.0%

Net financial expense decreased 9.0% to R$683.9 million in the nine months ended September 30, 2005 from R$751.3 million in the nine months ended September 30, 2004. This change occurred in part because an increase in the average CDI rate to 14.09% for the nine months ended September 30, 2005 from 11.72% for the nine months ended September 30, 2004 and higher average cash balances at TCO during the period led to higher financial income at TCO, which had a positive effect on TCP’s consolidated financial income. In addition, financial expenses decreased primarily due to more favorable rates obtained upon the renegotiation of financing transactions.

Income Taxes

Income taxes decreased 9.6% to R$265.8 million for the nine months ended September 30, 2005 from R$294.0 million for the nine months ended September 30, 2004. The decrease was principally due to the decrease in taxable income at the level of Telesp Celular. In spite of the loss before minority interests and taxes of R$192.8 million that we recorded for the nine months ended September 30, 2005, we recorded income taxes in the period because of the taxable income of Telesp Celular and TCO. According to Brazilian tax law, losses from consolidated entities cannot be used to offset income of other consolidated entities.

Net Loss

As a result of the foregoing, TCP recorded a net loss of R$591.6 million for the nine months ended September 30, 2005, compared with a net loss of R$255.5 million for the nine months ended September 30, 2004.

TCP’s Segments

The following tables set forth certain information on TCP’s reportable segments for the periods indicated.

	Company reportable segments as of September 30, 2005
	Telesp Celular	Global Telecom	TCO	Other	Eliminations	Consolidated
	(R$ millions, unaudited)
Net operating revenue	3,187.0	602.5	1,702.2	—	—	5,491.7
Operating income (loss)	228.5	(219.3)	216.4	(339.0)	(91.4)	(204.8)
Net income (loss)	125.4	(219.4)	58.4	(423.1)	(132.9)	(591.6)
Total assets	5,937.3	2,632.3	4,787.2	443.6	(269.3)	13,531.1

PART FOUR—INFORMATION ON THE VIVO COMPANIES

	Company reportable segments as of September 30, 2004
	Telesp Celular	Global Telecom	TCO	Other	Eliminations	Consolidated
	(R$ millions, unaudited)
Net operating revenue	3,195.9	590.4	1,601.5	—	—	5,387.8
Operating income (loss)	534.2	(153.5)	369.4	(43.2)	(400.4)	306.5
Net income (loss)	440.0	(150.8)	161.7	(440.2)	(266.2)	(255.5)
Total assets	6,107.4	3,563.1	4,223.0	980.8	(743.1)	14,131.2

Global Telecom

The following table sets forth certain components of Global Telecom’s income for the periods indicated.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Net operating revenue	602.5	590.4	2.0%
Cost of services and goods	(386.1)	(404.4)	-4.5%

Gross profit	216.4	186.0	16.3%

Operating expenses:
Selling expenses	(231.3)	(186.7)	23.9%
General and administrative expense	(39.7)	(45.5)	-12.7%
Other net operating (expense) income	(48.4)	(22.0)	120.0%

Operating income before losses of unconsolidated affiliates and net financial expense	(103.0)	(68.2)	51.0%

Net financial expense	(73.7)	(85.3)	-13.6%

Operating loss	(176.7)	(153.5)	15.1%

Net non-operating (expense) income	—	0.4	n.a.

Loss before minority interests and taxes	(176.7)	(153.1)	15.4%

Income taxes	—	2.3	n.a.

Net loss	(176.7)	(150.8)	17.2%

Net operating revenue. The net operating revenue of Global Telecom increased 2.0% to R$602.5 million for the nine months ended September 30, 2005, from R$590.4 million for the nine months ended September 30, 2004. This increase reflects an increase of 9.1% in revenues from services, mainly from usage charges (25%) and data-related services (93%), partially offset by a 9.9% reduction in interconnection fees and by a 24.6% reduction in revenue from sales of handsets and accessories.

Cost of services and goods. Cost of services and goods decreased 4.5% to R$386.1 million for the nine months ended September 30, 2005 from R$404.4 million for the nine months ended September 30, 2004, principally due to a 27.7% reduction in the cost of handsets and accessories, partially offset by a 47.7% increase in Fistel and other tax expenses (due primarily to the 22.9% growth in the client base) and by a 10.1% increase in depreciation and amortization expenses. The gross profit margin (gross profit as a percentage of net revenues) was 35.9% for the nine months ended September 30, 2005, compared to 31.5% for nine months ended September 30, 2004.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Operating expenses. Global Telecom’s operating expenses increased 25.6% to R$319.4 million in the nine months ended September 30, 2005 from R$254.2 million in the nine months ended September 30, 2004. The increase resulted mainly from a 23.9% increase in selling expenses, which reached R$231.3 million in the first nine months of 2005, compared to the R$186.7 million in the first nine months of 2004. This increase in selling expenses was principally due to an increase in expenses related to outsourced services (such as marketing) and in the provision for doubtful accounts. This increase was partially offset by a 12.7% decrease in general and administrative expenses to R$39.7 million in the nine months ended September 30, 2005 from R$45.5 million in the same period of 2004, principally due to a reduction in depreciation and amortization expenses.

Operating loss. Global Telecom recorded an operating loss of R$176.7 million for the nine months ended September 30, 2005, compared to an operating loss of R$153.5 million for the nine months ended September 30, 2004, principally due to the increase of the operating expenses described above.

Net loss. As a result of the foregoing, Global Telecom recorded a net loss of R$176.7 for the nine months ended September 30, 2005, compared with a net loss of R$150.8 million for the nine months ended September 30, 2004.

Telesp Celular

The following table sets forth certain components of Telesp Celular’s income for the periods indicated.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Net operating revenue	3,187.0	3,195.9	-0.3%
Cost of services and goods	(1,364.2)	(1,329.7)	2.6%

Gross profit	1,822.8	1,866.2	-2.3%

Operating expenses:
Selling expenses	(1,059.8)	(791.8)	33.8%
General and administrative expense	(274.4)	(340.5)	-19.4%
Other net operating (expense) income	13.3	7.6	75.0%

Operating income before losses of unconsolidated affiliates and net financial expense	501.9	741.5	-32.3%

Net financial expense	(273.4)	(207.3)	31.9%

Operating income	228.5	534.2	-57.2%

Net non-operating (expense) income	1.7	(0.4)	n.a.

Loss before minority interests and taxes	230.2	533.8	-56.9%

Income taxes	(104.8)	(93.8)	11.7%

Net gain	125.4	440.0	-71.5%

Net operating revenue. The net operating revenue of Telesp Celular decreased 0.3% to R$3,187.0 million for the nine months ended September 30, 2005 from R$3,195.9 million for the nine months ended September 30, 2004, principally due to a 46.8% decrease in revenue from monthly subscription charges due to the particularly intense competition in Telesp Celular’s region. This decrease was offset by a 9.3% increase in revenue from usage charges and a 7.6% increase in revenue from sales of handsets and accessories.

Cost of services and goods. Cost of services and goods increased 2.6% to R$1,364.2 million for the nine months ended September 30, 2005 from R$1,329.7 million for the nine months ended September 30, 2004,

PART FOUR—INFORMATION ON THE VIVO COMPANIES

principally due to a 8.2% increase in the cost of third-party services (such as call center services, customer service and maintenance), and a 22.3% increase in Fistel and other tax expenses caused by the 14.0% increase in the customer base. These increases were partially offset by a 23.5% reduction in interconnection expenses. The gross profit margin (gross profit as a percentage of net revenues) was 57.2% for the nine months ended September 30, 2005, compared to 58.4% for nine months ended September 30, 2004.

Operating expenses. Telesp Celular’s operating expenses increased 17.4% to R$1,320.9 million for the nine months ended September 30, 2005 from R$1,124.7 million for the nine months ended September 30, 2004. The increase resulted mainly from a 33.8% increase in selling expenses to R$1,059.8 million for the nine months ended September 30, 2005 from R$791.8 million for the nine months ended September 30, 2004. This increase in selling expenses was mainly due to an increase in expenses related to outsourced services (such as marketing), depreciation expenses and the provision for doubtful accounts. These increases were partially offset by a 19.4% decrease in general and administrative expenses to R$274.4 million for the nine months ended September 30, 2005 from R$340.5 million for the nine months ended September 30, 2004. The reduction in general and administrative expenses was principally due to a reduction in consultancy and technical services rendered by third parties; a decrease in rental expenses resulting from an increase in the ownership of property; a decrease in insurance and condominium expenses resulting from favorable renegotiations of contracts; and a decrease in income taxes paid by Telesp Celular in accordance with Brazilian tax law on the value of international roaming charges paid to non-Brazilian telecommunications companies.

Operating income. Telesp Celular recorded operating income of R$228.5 million for the nine months ended September 30, 2005, compared with operating income of R$534.2 million for the nine months ended September 30, 2004, principally due to the increase in selling expenses described above and an increase in financial expenses in connection with derivative transactions, partially offset by the decrease in general and administrative expenses described above and by foreign exchange gains resulting from the appreciation of the real in relation to the U.S. dollar during the period.

Net income. As a result of the foregoing, Telesp Celular recorded operating income of R$125.4 million for the nine months ended September 30, 2005, compared with operating income of R$440.0 million for the nine months ended September 30, 2004.

TCO

For a discussion of TCP’s TCO segment, see below under “—Management’s Discussion and Analysis of Financial Condition and Results of Operations of TCO.”

TCP’s Liquidity and Capital Resources

Sources of Funds

TCP generated cash flow from operations of R$871.6 million and R$872.4 million in the nine months ended September 30, 2005 and 2004, respectively.

TCP had net cash from financing activities of R$95.8 million for the nine months ended September 30, 2005. Although TCP obtained new loans in the aggregate amount of R$2,708.4 million in that period, these were partially offset by loan repayments of R$2,225.8 million and net settlements on derivatives contracts of R$450.1 million.

TCP had R$3,309.9 million in long-term loans and financing as of September 30, 2005. TCP’s R$1,640.0 million in short-term indebtedness as of September 30, 2005 consisted primarily of funding from financial institutions. As of September 30, 2005, TCP had working capital (current assets minus current liabilities) of R$442.7 million compared to a working capital deficit of R$1,281.5 million as of December 31, 2004.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

TCP’s principal assets are the shares of its subsidiaries. TCP relies exclusively on dividends from TCO, Telesp Celular and Global Telecom to meet its cash needs, including the payment of dividends to its shareholders. TCP controls the payment of dividends by TCO, Telesp Celular and Global Telecom, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by TCP’s subsidiaries to it.

TCP believes that its available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue its business strategy for the foreseeable future with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

TCP’s principal uses of funds are for capital expenditures and servicing of its debt.

Capital expenditures (including capitalized interest) consumed cash flows of R$944.8 million in the nine months ended September 30, 2005, compared to R$899.8 million in the nine months ended September 30, 2004. Repayment of debt consumed cash flows of R$2,225.8 million and R$1,199.0 million in the nine months ended September 30, 2005 and 2004, respectively.

	Nine months ended September 30,
	2005	2004
	(R$ millions)
Switching equipment	213.9	286.5
Transmission equipment	377.2	273.5
Information Technology	180.9	167.2
Others	172.8	172.6

Total capital expenditures	944.8	899.8

TCP did not pay dividends or interest on shareholders’ equity in the nine months ended September 30, 2005 and 2004. The holders of preferred shares have been entitled to exercise voting rights since the 2004 general shareholders’ meeting and will continue to be so entitled until TCP pays minimum dividends.

Debt

As of September 30, 2005, TCP’s total debt position was as follows:

Debt	Amount outstanding as of September 30, 2005
(R$ millions)
Financing from financial institutions	4,741.8
Financing from suppliers	3.0
Fixcel (acquisition of TCO)	10.7
Related parties	—
Interest	194.4
Total long-term debt, excluding the short-term portion	3,309.9
Short-term debt	1,640.0
Total debt	4,949.9

PART FOUR—INFORMATION ON THE VIVO COMPANIES

TCP’s long-term debt as of September 30, 2005 matures in accordance with the following schedule. The table below represents only the long-term debt as of September 30, 2005 and does not include the short-term portion of long-term debt as of September 30, 2005, which is included in short-term debt in the table above.

Year Ending December 31,	Principal amount
(R$ millions)
2006 (from September 30 to December 31)	90.3
2007	1,617.2
2008	547.3
after 2009	1,055.1

As of September 30, 2005, TCP’s total debt was R$4,949.9 million, of which R$2,970.7 million, or 60%, was denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$2,757.5 million was denominated in U.S. dollars (U.S.$1,240.9 million), R$162.5 million was denominated in yen (¥8,301.2 million) and R$50.7 million was denominated in UMBNDES. The UMBNDES is a rate of BNDES, the Brazilian national development bank, that reflects the daily exchange fluctuations in the UMBNDES basket of currencies, which are the currencies in which BNDES borrows. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, we have entered into over-the-counter derivative transactions with international and domestic financial institutions. In the nine months ended September 30, 2005, our derivatives positions produced a loss of R$555.8 million, which was partially offset by R$544.3 million of exchange gains on our foreign currency-denominated debt. As of September 30, 2005, we had derivative contracts that covered amounts in excess of our foreign currency-denominated debt.

TCP is exposed to interest rate risk as a consequence of its floating rate debt. As of September 30, 2005, approximately 47% of TCP’s interest-bearing liabilities bore interest at floating rates, primarily LIBOR for U.S. dollar-denominated debt and CDI, SELIC, TJLP and UMBNDES for real-denominated debt. Accordingly, TCP’s financing expenses increase if market interest rates increase. As of September 30, 2005, all of TCP’s foreign currency derivatives contracts bore interest payments linked to the CDI rate. The CDI rates as of September 30, 2005 and 2004 were 14.09% and 11.72%, respectively.

On May 1, 2005, TCP issued R$1.0 billion in aggregate principal amount of new debentures. See “—Recent Developments—Issuance of TCP Debentures” above.

In addition, TCP’s debt as of September 30, 2005 included U.S. dollar-denominated debt issued by several lenders pursuant to Central Bank Resolution No. 2,770, which allows Brazilian banks to make certain U.S. dollar-denominated loans. TCP had U.S.$973.0 million outstanding under such loans as of September 30, 2005. The loans had an average maturity date of September 2006 and an average interest rate of 4.79%.

Some of the debt agreements TCP’s subsidiaries contain cross-default provisions, restrictions on changes of control and restrictive covenants relating to the incurrence of indebtedness. Financial ratios apply to some indebtedness of Global Telecom and TCO and involve (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios. As of September 30, 2005, TCP and its subsidiaries were in compliance with their restrictive covenants. See note 14 to TCP’s unaudited consolidated financial statements included in this prospectus.

Off-Balance Sheet Arrangements

As of September 30, 2005, there were no off-balance sheet arrangements. All of TCP’s majority-owned subsidiaries are included in its consolidated financial statements. TCP does not have any interests in, or relationships with, any special purpose entities that are not reflected in its consolidated financial statements.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

U.S. GAAP Reconciliation

TCP prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Net losses for the nine months ended September 30, 2004 and 2005 were R$244.3 million and R$385.6 million, respectively, under U.S. GAAP, compared to net losses of R$255.5 million and R$591.6 million, respectively, under Brazilian GAAP. Shareholders’ equity as of December 31, 2004 and September 30, 2005 was R$2,735.6 million and R$4.350.0 million, respectively, under U.S. GAAP, compared to shareholders’ equity of R$2,907.4 million and R$4,315.8 million, respectively, under Brazilian GAAP. See note 21 to TCP’s unaudited consolidated financial statements for a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to TCP, and a reconciliation to U.S. GAAP of net losses and total shareholders’ equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TCO

TCO’s Consolidated Results of Operations for the Nine Months Ended September 30, 2004 and 2005

The following table sets forth certain components of TCO’s income for the periods indicated.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Net operating revenue	1,702.2	1,601.5	6.3%
Cost of services and goods	(729.3)	(619.3)	17.8%

Gross profit	972.9	982.2	-0.9%

Operating expenses:
Selling expenses	(499.7)	(340.1)	46.9%
General and administrative expense	(133.8)	(114.1)	17.3%
Other net operating income	1.3	6.3	-79.4%

Operating income before net financial expense	340.7	534.3	-36.2%

Net financial expense	93.2	50.9	83.1%

Operating income	433.9	585.2	-25.9%

Net non-operating (expenses) income	3.0	(2.1)	-242.9%

Income before income taxes and minority interest	436.9	583.1	-25.1%

Income taxes	(161.0)	(202.4)	-20.5%
Minority interest	—	(3.2)	n.a.

Net income	275.9	377.5	-26.9%

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Operating Data

The following table sets forth certain operating data of TCO.

	Nine months ended September 30,
	2005	2004	% Change
Total number of customers (in thousands)	6,561	5,307	23.6%
Contract	978	940	4.0%
Prepaid	5,583	4,367	27.8%
Market share(1)	47.0%	53.9%	-6.8	p.p.
Net additions (in thousands)	740	1,195	-38.1%
Contract	32	-9	n.a.
Prepaid	708	1,204	-41.2%
Market share of net additions to customer base(1)	28.4%	48.9%	-20.5	p.p.
Market penetration(1)	41.2%	29.7%	11.5	p.p.
Customer acquisition cost, per customer(2) (R$)	138	103	34.2%
Monthly churn(3)	1.6%	1.8%	-0.2	p.p.
Average revenue per user (R$ per month)	26.4	32.6	-19.1%
Contract	82.7	84.8	-2.5%
Prepaid	13.9	17.1	-18.9%
Total minutes used per customer(4)	75	88	-13.9%
Contract	220	206	6.7%
Prepaid	45	505	-17.4%
Employees	1,263	1,380	-8.5%

(1)	Source: Anatel
(2)	Calculated as follows: (70% marketing expenses + costs of the distribution network + handset subsidy) / gross additions.
(3)	The number of customers that leave the company during the period, calculated as a percentage of the simple average of customers at the beginning and end of the period.
(4)	Total minutes of calls received and made by the company’s customers divided by the average lines in service during the relevant year (including roaming in and excluding roaming out).

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Net Operating Revenue

The composition of operating revenues by category of service is presented in TCO’s consolidated financial statements and discussed below before deduction of valued-added and other taxes. The following table sets forth the components of TCO’s operating revenues for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Gross operating revenue:
Usage charges	1,116.9	916.3	21.9%
Sales of handsets and accessories	344.3	330.5	4.2%
Monthly subscription charges	81.7	117.5	-30.5%
Interconnection fees	612.1	643.1	-4.8%
Other	167.4	122.3	36.9%
Total gross operating revenue	2,322.4	2,129.7	9.0%

Value-added and other indirect taxes	(497.6)	(438.8)	13.4%
Sales and services discount and return of goods sold	(122.6)	(89.4)	37.1%
Net operating revenue	1,702.2	1,601.5	6.3%

Net operating revenue increased 6.3% to R$1,702.2 million for the nine months ended September 30, 2005 from R$1,601.5 million for the nine months ended September 30, 2004. The increase in net revenues was principally due to an increase in revenues from usage charges and, to a lesser degree, increases in other revenues and in revenues from sales of handsets and accessories. These increases were partially offset by decreases in revenues from monthly subscription charges and interconnection fees.

Usage charges. Revenues from usage charges increased 21.9% to R$1,116.9 million for the nine months ended September 30, 2005 from R$916.3 million for the nine months ended September 30, 2004. This increase was principally due to a 23.6% increase in the customer base to 6.561 million lines in service as of September 30, 2005 from 5.307 million lines in service as of September 30, 2004. In addition, outgoing traffic grew by 9.4%, primarily due to an increase in the customer base subject to contract (who make more outgoing calls than prepaid customers) to 978.0 thousand lines in service subject to contract (included in total lines of service above) as of September 30, 2005 from 940.0 thousand lines as of September 30, 2004.

Sales of handsets and accessories. Revenues from sales of handsets and accessories increased 4.2% to R$344.3 million for the nine months ended September 30, 2005 from R$330.5 million for the nine months ended September 30, 2004. This increase was mainly due to the increase in the customer base described above, which resulted in part from promotional campaigns to acquire new customers. Revenues from handset sales are reported before commissions and promotional discounts and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic. Accordingly, TCO, like TCP, subsidizes part of the costs of handsets. Although profit margins vary from one handset model to another, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales of handsets and accessories minus the cost of handsets and accessories) for TCO of R$154.0 million for the nine months ended September 30, 2005, compared to R$133.0 for the nine months ended September 30, 2004.

Monthly subscription charges. Revenues from monthly subscription charges decreased 30.5% to R$81.7 million for the nine months ended September 30, 2005 from R$117.5 million for the nine months ended

PART FOUR—INFORMATION ON THE VIVO COMPANIES

September 30, 2004. This decrease was principally due to a decrease in customers subject to monthly subscription charges in a highly competitive environment. The decrease also was affected by the introduction of “Right Planning” loyalty program in May 2004, a program similar to the TCP program of the same name.

Interconnection fees. Revenues from interconnection fees decreased 4.8% to R$612.1 million for the nine months ended September 30, 2005 from R$643.1 million for the nine months ended September 30, 2004. This decrease was principally due to the trend toward greater volume of cellular to cellular calls and a reduction in volume of fixed line to cellular calls and to the effect of the partial “Bill & Keep” system under the SMP regime. The migration of calls away from fixed line services decreases TCO’s interconnection fees because the interconnection fees that apply to calls from a fixed line to a cellular line are higher than the fees that apply to calls from a cellular line to another cellular line.

Others. Revenues from other services increased 36.9% to R$167.4 million for the nine months ended September 30, 2005 from R$122.3 million for the nine months ended September 30, 2004. The increase was principally due to the increase in TCO’s customer base and an increase in the use of data-related services by our customers, including text message services, or SMS, wireless internet services and other value-added services. The increase in the use of data services was due in part to increases in internet access, improvements in data service tools, an increase in the number of data transmission-enabled handsets and promotional campaigns to encourage the use of value-added services.

Value-added and other indirect taxes. Value-added and other indirect taxes increased 13.4% to R$497.6 million for the nine months ended September 30, 2005 from R$438.8 million for the nine months ended September 30, 2004. This increase occurred principally because of the increase in gross operating revenues other than from interconnection fees (which are not subject to these taxes). These value-added and other indirect taxes are the same taxes as those that apply to TCP. Value-added taxes and other indirect taxes were 21.4% of TCO’s gross operating revenue in the nine months ended September 30, 2005, compared to 20.6% in the nine months ended September 30, 2004. The effective rate of taxes on gross operating revenues varies depending on the composition of TCO’s revenues.

Sales and services discount and returns of goods sold. Discounts and returns increased 37.1% to R$122.6 million for the nine months ended September 30, 2005 from R$89.4 million for the nine months ended September 30, 2004. This increase was principally due to an increase in discounts on handsets and accessories in response to aggressive competition from other providers. Sales and services discounts and returns of good sold represented 4.2% and 5.3%, respectively, of TCO’s gross operating revenues for the nine months ended September 30, 2004 and 2005.

Cost of Services and Goods

The following table sets forth the components of TCO’s costs of services and goods sold for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Depreciation and amortization	(139.5)	(114.9)	21.4%
Material and services	(64.9)	(49.3)	31.6%
Interconnection charges	(42.8)	(59.2)	-27.7%
Personnel	(17.9)	(15.9)	12.6%
Rental, insurance and other related expenses	(10.7)	(12.7)	-15.7%
Cost of handsets and accessories	(372.6)	(360.1)	3.5%
Fistel and other taxes	(80.9)	(7.2)	n.a.

Cost of services and goods	(729.3)	(619.3)	17.8%

PART FOUR—INFORMATION ON THE VIVO COMPANIES

TCO’s cost of services and goods increased 17.8% to R$729.3 million for the nine months ended September 30, 2005 from R$619.3 million for the nine months ended September 30, 2004. The increase was principally due to increases in taxes and, to a lesser degree, increases in depreciation and amortization, the cost of third-party services and the cost of handsets and accessories. The gross profit margin (gross profit as a percentage of net revenues) was 57.2% for the nine months ended September 30, 2005, compared to 61.3% for the nine months ended September 30, 2004.

Depreciation and amortization. Depreciation and amortization expenses increased 21.4% to R$139.5 million for the nine months ended September 30, 2005 from R$114.9 million for the nine months ended September 30, 2004. The increase was principally due to investments to overlay TCO’s older TDMA network with a more advanced CDMA network and to improve technical support systems, such as electronic billing and tracking systems. These investments increased TCO’s depreciable assets and hence its depreciation costs.

Materials and services. Cost of materials and services increased 31.6% to R$64.9 million for the nine months ended September 30, 2005 from R$49.3 million for the nine months ended September 30, 2004. The increase was principally due to increases in the cost of third-party services and rental payments, such as network maintenance services and the costs of rented circuits and transmission lines. The cost of rented transmission lines increases as TCO expands its network, particularly as TCO operates in a large region in which signals must be transmitted over long distances. In addition, TCO incurred costs in the nine months ended September 30, 2005 in connection with overlaying its TDMA network with a CDMA network.

Interconnection charges. Interconnection charges are the charges that TCO pays to other telecommunications providers for the use of their networks to complete local and long-distance calls that originate from TCO’s network. Interconnection charges decreased 27.7% to R$42.8 million for the nine months ended September 30, 2005 from R$59.2 million for the nine months ended September 30, 2004, primarily due to the effects of the SMP regime and the “partial Bill & Keep” billing system.

Personnel. Personnel expenses increased 12.6% to R$17.9 million for the nine months ended September 30, 2005 from R$15.9 million for the nine months ended September 30, 2004. This increase was principally due to an approximate 6% increase in salaries under the terms of TCO’s collective bargaining agreement, which it renegotiates annually to take effect on November 1, and due to training program costs

Rentals, insurance and other related expenses. Rentals, insurance and condominium fees decreased 15.7% to R$10.7 million for the nine months ended September 30, 2005 from R$12.7 million for the nine months ended September 30, 2004. The decrease was principally due to the termination of leases on certain infrastructure in the nine months ended September 30, 2005.

Cost of handsets and accessories. The cost of handsets and accessories increased 3.5% to R$372.6 million for the nine months ended September 30, 2005 from R$360.1 million for the nine months ended September 30, 2004. The increase was principally due to increases in the average prices of handsets sold relating to the improved quality and features of the handsets.

Fistel and other taxes. Fistel and other tax expenses increased to R$80.9 million for the nine months ended September 30, 2005 from R$7.2 million for the nine months ended September 30, 2004. The increase was principally due to a change in accounting policy at TCO to bring TCO’s accounting for Fistel and other taxes in line with that of TCP. Beginning in January of 2005, TCO began to accrue amounts monthly for these taxes, as is TCP’s policy, rather than recognize the entire amount of the taxes in December of a given fiscal year.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Operating Expenses

The following table sets forth the components of TCO’s operating expenses for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Selling expenses	(499.7)	(340.1)	46.9%
General and administrative expenses	(133.8)	(114.1)	17.3%
Other net operating income, net	1.3	6.3	-79.4%

Operating expenses	(632.2)	(447.9)	41.1%

Operating expenses increased 41.1% to R$632.2 million for the nine months ended September 30, 2005 from R$447.9 million for the nine months ended September 30, 2004. The increase resulted mainly from the increase in selling expenses in the face of aggressive competition and, to a lesser degree, an increase in general and administrative expenses.

Selling expenses. Selling expenses increased 46.9% to R$499.7 million for the nine months ended September 30, 2005 from R$340.1 million for the nine months ended September 30, 2004. The increase was principally due to an increase in TCO’s provision for doubtful accounts, an increase in third-party marketing and promotional services in a highly competitive environment and an increase in commissions paid to independent distributors, which increase with the number of handsets sold. In addition, the migration of customers toward CDMA service led to higher depreciation costs on returned handsets. TCO’s provision for doubtful accounts increased 126.8% to R$111.6 million for the nine months ended September 30, 2005 from R$49.2 million for the nine months ended September 30, 2004, mainly due to an increase in the customer base and the improper use of TCO’s network. As a result of this increase, provisions for doubtful accounts were 4.8% of gross revenues for the nine months ended September 30, 2005, compared to 2.3% of gross revenues for the nine months ended September 30, 2004.

General and administrative expenses. General and administrative expenses increased 17.3% to R$133.8 million for the nine months ended September 30, 2005 from R$114.1 million for the nine months ended September 30, 2004. The increase was principally due to a 50.1% increase in third-party services and rental, insurance and condominium fees relating to infrastructure. These increases were partially offset by a reduction in depreciation and amortization expenses; a decrease in administrative personnel expenses; and a decrease in income taxes paid by TCO in accordance with Brazilian tax law on the value of international roaming charges paid to non-Brazilian telecommunications companies.

Other net operating (expense) income. For the nine months ended September 30, 2005, TCO had other net operating income of R$1.3 million, compared to other net operating income of R$6.3 million for the nine months ended September 30, 2004. The other net operating income in the nine months ended September 30, 2005 was mainly due to handset manufacturers’ incentives, amounts recovered in litigation and rental income from the sites of our radio-base stations, where TCO sometimes rents space to other providers, partially offset by an increase in ICMS taxes on other income and an increase in reserves for civil litigation.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Net Financial Income (Expense)

The following table sets forth the components of TCO’s net financial income for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Financial income	145.9	119.1	22.5%
Exchange gain and losses	7.5	(22.3)	n.a.
Net losses on foreign currency derivative contracts	(19.9)	(6.8)	192.6%
Financial expenses	(40.3)	(39.1)	3.1%

Financial income, net	93.2	50.9	83.1%

TCO had net financial income of R$93.2 million for the nine months ended September 30, 2005, compared to net financial income of R$50.9 million for the nine months ended September 30, 2004. This change was due in part to an increase in the average CDI rate to 14.09% for the nine months ended September 30, 2005 from 11.72% for the nine months ended September 30, 2004, which led to increased financial income on higher average cash balances during the period.

Income and Social Contribution Taxes

Income and social contribution expenses decreased 20.5% to R$161.0 million for the nine months ended September 30, 2005 from R$202.4 million for the nine months ended September 30, 2004. The decrease was principally due to the reduction in income before taxes and minority interest. TCO’s effective tax rate was 36.9% and 34.7% for the nine months ended September 30, 2005 and 2004, respectively.

Net Income

As a result of the foregoing, TCO recorded net income of R$275.9 million for the nine months ended September 30, 2005, compared to R$377.5 million for the nine months ended September 30, 2004.

TCO’s Liquidity and Capital Resources

Sources of Funds

TCO generated cash flow from operations of R$373.8 million and R$459.4 million in the nine months ended September 30, 2005 and 2004, respectively.

TCO had net cash used in financing activities of R$41.9 million in the nine months ended September 30, 2005, compared to net cash used in financing activities of R$104.0 million in the nine months ended September 30, 2004. In the nine months ended September 30, 2005, net cash used in financing activities included loan repayments of R$70.2 million, partially offset by a credit in the amount of R$41.8 million relating to cash received from fractional shares which were sold in an auction in connection with TCO’s reverse stock split and which cash was not claimed by shareholders at such time but which is payable to shareholders upon demand.

TCO had R$62.5 million in long-term loans and financing as of September 30, 2005. TCO’s R$78.2 million in short-term indebtedness as of September 30, 2005 consisted primarily of funding from financial institutions. As of September 30, 2005 and December 31, 2004, TCO had working capital (current assets minus current liabilities) of R$1,417.9 million and R$1,078.2 million respectively.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

We believe that TCO’s available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue TCO’s business strategy for the foreseeable future with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

TCO’s principal uses of funds are for capital expenditures, servicing of its debt and payments of dividends to shareholders.

Capital expenditures (including capitalized interest) consumed cash flows of R$216.9 million in the nine months ended September 30, 2005, compared to R$286.4 million in the nine months ended September 30, 2004. Repayment of debt consumed cash flows of R$70.2 million and R$137.2 million in the nine months ended September 30, 2005 and 2004, respectively.

	Nine months ended September 30,
	2005	2004
	(R$ millions, unaudited)
Switching equipment	55.5	110.0
Transmission equipment	89.1	112.1
Information Technology	7.7	7.0
Others	64.6	57.3

Total capital expenditures	216.9	286.4

TCO did not pay dividends or interest on shareholders’ equity in the nine months ended September 30, 2005 and 2004.

Debt

As of September 30, 2005, TCO’s total debt position was as follows:

Debt	Amount outstanding as of September 30, 2005
(R$ millions)
Financing from banks	139.0
Interest	1.7
Related parties	—
Total long-term debt, excluding the short-term portion	62.5
Short-term debt	78.2
Total debt	140.7

TCO’s long-term debt as of September 30, 2005 matures in accordance with the following schedule. The table below represents only the long-term debt as of September 30, 2005 and does not include the short-term portion of long-term debt as of September 30, 2005, which is included in short-term debt in the table above.

Year Ending December 31,	Principal amount
(R$ millions)
2006 (from September 30 to December 31)	20.8
2007	38.2
2008	3.5

PART FOUR—INFORMATION ON THE VIVO COMPANIES

As of September 30, 2005, TCO’s total debt was R$140.7 million, of which R$49.3 million, or 35%, was denominated in foreign currencies and therefore exposed to currency fluctuations. Of that amount, R$42.3 million was denominated in U.S. dollars (U.S.$19.0 million) and R$7.0 million was denominated in UMBNDES. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, TCO has entered into over-the-counter derivatives transactions with international and domestic financial institutions. In the nine months ended September 30, 2005, TCO’s derivatives positions produced a loss of R$28.2 million, which was partially offset by the R$11.4 million of exchange gains on TCO’s foreign currency-denominated debt. As of September 30, 2005, TCO had derivative contracts that covered amounts in excess of TCO’s foreign currency-denominated debt.

TCO is exposed to interest rate risk as a consequence of its floating rate debt. As of September 30, 2005, approximately 98% of TCO’s interest-bearing liabilities bore interest at floating rates, primarily LIBOR for U.S. dollar-denominated debt, and TJLP and UMBNDES for real-denominated debt. Accordingly, TCO’s financing expenses increase if market interest rates increase. As of September 30, 2005, 100% of TCO’s foreign currency derivatives contracts bore interest payments linked to the CDI rate.

Some of the debt agreements of TCO and its subsidiaries contain cross-default provisions, restrictions on changes of control and restrictive covenants relating to the incurrence of indebtedness. Financial ratios include (1) current ratios, (2) capitalization ratios, (3) EBITDA margins, (4) interest coverage ratios and (5) debt to capital ratios. As of September 30, 2005, TCO and its subsidiaries were in compliance with their restrictive covenants. See note 14 to TCO’s unaudited consolidated financial statements included in this prospectus.

Off-Balance Sheet Arrangements

As of September 30, 2005, there were no off-balance sheet arrangements. All of TCO’s majority-owned subsidiaries are included in its consolidated financial statements. TCO does not have any interests in, or relationships with, any special purpose entities that are not reflected in its consolidated financial statements.

U.S. GAAP Reconciliation

TCO prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Net income for the nine months ended September 30, 2004 and 2005 was R$349.8 million and R$283.7 million, respectively, under U.S. GAAP, compared to net income of R$377.5 million and R$275.8 million, respectively, under Brazilian GAAP. Shareholders’ equity as of December 31, 2004 and September 30, 2005 was R$2,493.3 million and R$2,859.3 million, respectively, under U.S. GAAP, compared to shareholders’ equity of R$2,441.5 million and R$2,835.3 million, respectively, under Brazilian GAAP. See note 21 to TCO’s unaudited consolidated financial statements for a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to TCO, and a reconciliation to U.S. GAAP of net losses and total shareholders’ equity.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TLE

TLE’s Consolidated Results of Operations for the Nine Months Ended September 30, 2004 and 2005

The following table sets forth certain components of TLE’s income for the periods indicated.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Net operating revenue	418.7	351.6	19.1%
Cost of services and goods	(233.4)	(204.5)	14.1%

Gross profit	185.3	147.1	26.0%

Operating expenses:
Selling expenses	(141.8)	(103.7)	36.7%
General and administrative expenses	(42.8)	(41.8)	2.4%
Other net operating expenses	(4.7)	(4.2)	11.9%

Operating income before net financial expense	(4.0)	(2.6)	53.8%

Net financial expense	(44.7)	(14.5)	208.3%

Operating loss	(48.7)	(17.1)	184.8%

Net non-operating (expenses) income	0.2	(0.5)	-140.0%

Loss before income taxes	(48.5)	(17.6)	175.6%

Income taxes	(6.0)	(4.7)	27.7%

Net loss	(54.5)	(22.3)	144.4%

Operating Data

The following table sets forth certain operating data of TLE.

	Nine months ended September 30,
	2005	2004	% Change
Total number of customers (in thousands)	1,437	1,264	13.7%
Contract	319	283	12.6%
Prepaid	1,118	981	14.0%
Market share(1)	34.4%	45.6%	-11.2	p.p.
Net additions (in thousands)	116	138	-15.8%
Contract	26	(7)	n.a.
Prepaid	90	145	-38.0%
Market share of net additions to customer base(1)	11.0%	18.8%	-7.8	p.p.
Market penetration(1)	26.4%	17.7%	8.7	p.p.
Customer acquisition cost, per customer(2) (R$)	137	121	13.5%
Monthly churn(3)	2.8%	2.8%	—
Average revenue per user (R$ per month)	28.7	28.6	-0.3%
Contract	77.3	72.4	6.7%
Prepaid	13.6	13.3	2.4%
Total minutes used per customer(4)	89	87	2.3%
Contract	228	185	22.8%
Prepaid	47	53	-10.4%
Employees	355	377	-5.8%

(1)	Source: Anatel

PART FOUR—INFORMATION ON THE VIVO COMPANIES

(2)	Calculated as follows: (70% marketing expenses + costs of the distribution network + handset subsidy) / gross additions.
(3)	The number of customers that leave the company during the period, calculated as a percentage of the simple average of customers at the beginning and end of the period.
(4)	Total minutes of calls received and made by the company’s customers divided by the average lines in service during the relevant year (including roaming in and excluding roaming out).

Net Operating Revenue

The composition of operating revenues by category of service is presented in TLE’s consolidated financial statements and discussed below before deduction of value-added and other taxes. The following table sets forth the components of TLE’s operating revenues for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Gross operating revenue:
Usage charges	255.6	200.6	27.4%
Sales of handsets and accessories	145.9	103.3	41.2%
Monthly subscription charges	24.4	29.5	-17.3%
Interconnection fees	156.3	148.1	5.5%
Other	36.1	22.6	59.7%

Total gross operating revenue	618.3	504.1	22.7%

Value-added and other indirect taxes	(117.1)	(99.1)	18.2%
Sales and services discount and return of goods sold	(82.5)	(53.4)	54.5%

Net operating revenue	418.7	351.6	19.1%

Net operating revenue increased 19.1% to R$418.7 million for the nine months ended September 30, 2005 from R$351.6 million for the nine months ended September 30, 2004. The increase in net revenues was principally due to an increase in revenues from usage charges, sales of handsets and accessories and, to a lesser degree, interconnection fees and other revenues.

Usage charges. Revenues from usage charges increased 27.4% to R$255.6 million for the nine months ended September 30, 2005 from R$200.6 million for the nine months ended September 30, 2004, primarily due to a 13.7% increase in the customer base to 1.437 million lines in service as of September 30, 2005 from 1.264 million lines in service as of September 30, 2004. In addition, outgoing traffic grew by 18.3% mainly due to an increase in the customer base subject to contract (who make more outgoing calls than prepaid customers) to 319 thousand lines in service subject to contract (included in the total lines of service above) as of September 30, 2005 from 283 thousand lines as of September 30, 2004.

Sales of handsets and accessories. Revenues from sales of handsets and accessories increased 41.2% to R$145.9 million for the nine months ended September 30, 2005 from R$103.3 million for the nine months ended September 30, 2004. This increase was mainly due to an increase in the customer base described above, which resulted in part from promotional campaigns to acquire new customers. Revenues from handset sales are reported before commissions and promotional discounts and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic. Accordingly, TLE, like TCP, subsidizes part of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average

PART FOUR—INFORMATION ON THE VIVO COMPANIES

profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales of handsets and accessories minus the cost of handsets and accessories) for TLE of R$40.9 million for the nine months ended September 30, 2005, compared to R$40.8 for the nine months ended September 30, 2004.

Monthly subscription charges. Revenues from monthly subscription charges decreased 17.3% to R$24.4 million for the nine months ended September 30, 2005 from R$29.5 million for the nine months ended September 30, 2004. This decrease was principally due to increased competition and the impact of TLE’s “Right Planning” loyalty program, which was introduced in May 2004 and is similar to the TCP program of the same name. Under this program, TLE tailors its contracts to the usage needs of its contract customers, seeking to provide competitive prices based on their individual profiles. This program intends to increase the loyalty of TLE’s customers.

Interconnection fees. Revenues from network usage charges increased 5.5% to R$156.3 million for the nine months ended September 30, 2005 from R$148.1 million for the nine months ended September 30, 2004. This increase was principally due to increases in the inbound traffic entering the network, primarily from long-distance calls.

Others. Revenues from other services increased 59.7% to R$36.1 million for the nine months ended September 30, 2005 from R$22.6 million for the nine months ended September 30, 2004. The increase was principally due to the increase in TLE’s customer base and an increase in the use of data services by our customers, including text message services, or SMS, wireless internet services and other value-added services. The increase in the use of data services was due in part to increases in internet access, improvements in data service tools, an increase in the number of data transmission-enabled handsets and promotional campaigns to encourage the use of value-added services.

Value-added and other indirect taxes. Value-added and other indirect taxes increased 18.2% to R$117.1 million for the nine months ended September 30, 2005 from R$99.1 million for the nine months ended September 30, 2004. This increase occurred principally because of the increase in gross operating revenues other than from interconnection fees (which are not subject to these taxes). These value-added and other indirect taxes are the same taxes as those that apply to TCP. Value-added taxes and other indirect taxes were 18.9% of TLE’s gross operating revenue in the nine months ended September 30, 2005, compared to 19.7% in the nine months ended September 30, 2004. The effective rate of taxes on gross operating revenues varies depending on the composition of TLE’s revenues.

Sales and services discount and returns of goods sold. Deductions from operating revenues include discounts on cellular handset sales, discounts on services and returns of goods sold. Discounts and returns increased 54.5% to R$82.5 million for the nine months ended September 30, 2005 from R$53.4 million for the nine months ended September 30, 2004. The increase was principally due to increases in discounts on handsets and accessories targeted at lower income customers in response to aggressive competition from other providers. Sales and services discounts and returns of good sold represented 10.6% and 13.3%, respectively, of TLE’s gross operating revenues for the nine months ended September 30, 2004 and 2005.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Cost of Services and Goods

The following table sets forth the components of TLE’s costs of services and goods sold for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Depreciation and amortization	(53.2)	(56.2)	-5.3%
Materials and services	(34.0)	(26.7)	27.3%
Interconnection charges	(11.5)	(12.6)	-8.7%
Personnel	(4.0)	(2.9)	37.9%
Rental, insurance and other related expenses	(10.4)	(8.9)	16.9%
Cost of handsets and accessories	(102.5)	(81.9)	25.2%
Fistel and other taxes	(17.8)	(15.3)	16.3%

Cost of services and goods	(233.4)	(204.5)	14.1%

TLE’s cost of services and goods increased 14.1% to R$233.4 million for the nine months ended September 30, 2005 from R$204.5 million for the nine months ended September 30, 2004. The increase was principally due to an increase in the cost of handsets and accessories and materials and services. The gross profit margin (gross profit as a percentage of net operating revenues) was 44.3% for the nine months ended September 30, 2005, compared to 41.8% for the nine months ended September 30, 2004.

Depreciation and amortization. Depreciation and amortization expenses decreased 5.3% to R$53.2 million for the nine months ended September 30, 2005 from R$56.2 million for the nine months ended September 30, 2004. The decrease was principally due to the end of the period of depreciation for certain assets.

Materials and services. Cost of materials and services increased 27.3% to R$34.0 million for the nine months ended September 30, 2005 from R$26.7 million for the nine months ended September 30, 2004. The increase was due to increases in the cost of third-party services and rental payments, such as network maintenance services and the costs of rented circuits and transmission lines, resulting mainly from the increase in the customer base, greater penetration of TLE’s network in its region and efforts to increase the quality of the services provided (such as improved coverage).

Interconnection charges. Interconnection charges include the charges that TLE pays to other telecommunications providers for the use of their networks to complete local and long-distance calls that originate from TLE’s network. Interconnection charges decreased 8.7% to R$11.5 million for the nine months ended September 30, 2005 from R$12.6 million for the nine months ended September 30, 2004, primarily due to the effects of the SMP regime and the “partial Bill & Keep” billing system.

Personnel. Personnel expenses increased 37.9% to R$4.0 million for the nine months ended September 30, 2005 from R$2.9 million for the nine months ended September 30, 2004. This increase was principally due to an approximate 6% increase in salaries under the terms of TLE’s collective bargaining agreement, which is renegotiated annually to take effect on November 1, and due to training program costs.

Rentals, insurance and other related expenses. Rentals, insurance and condominium fees increased 16.9% to R$10.4 million for the nine months ended September 30, 2005 from R$8.9 million for the nine months ended September 30, 2004. This increase was principally due to the expansion of TLE’s network and the renegotiation of contracts.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Cost of handsets and accessories. The cost of handsets and accessories increased 25.2% to R$102.5 million for the nine months ended September 30, 2005 from R$81.9 million for the nine months ended September 30, 2004. The increase was principally due to the increase in the customer base, as well as an increase in the average prices of handsets sold related to marketing efforts targeting customers in higher income brackets.

Fistel and other taxes. Fistel and other tax expenses increased 16.3% to R$17.8 million for the nine months ended September 30, 2005 from R$15.3 million for the nine months ended September 30, 2004. The increase was principally due to the increase in the customer base.

Operating Expenses

The following table sets forth the components of TLE’s operating expenses for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Selling expenses	(141.8)	(103.7)	36.7%
General and administrative expenses	(42.8)	(41.8)	2.4%
Other net operating expenses	(4.7)	(4.2)	11.9%

Operating expenses	(189.3)	(149.7)	26.5%

Operating expenses increased 26.5% to R$189.3 million for the nine months ended September 30, 2005 from R$149.7 million for the nine months ended September 30, 2004. The increase resulted mainly from the increase in selling expenses to face aggressive competition in the market.

Selling expenses. Selling expenses increased 36.7% to R$141.8 million for the nine months ended September 30, 2005 from R$103.7 million for the nine months ended September 30, 2004. The increase was principally due to an increase in third-party services (such as marketing and promotional services) in a highly competitive environment, an increase in provisions for doubtful accounts, an increase in the customer base and an increase in commissions to independent distributors in order to attract higher quality customers. TLE’s provision for doubtful accounts increased 63.3% to R$14.7 million for the nine months ended September 30, 2005 from R$9.0 million for the nine months ended September 30, 2004, principally due to an increase in the customer base and the improper use of our network. As a result of this increase, provisions for doubtful accounts were 2.4% of gross revenues for the nine months ended September 30, 2005, compared to 1.8% of gross revenues for the nine months ended September 30, 2004.

General and administrative expenses. General and administrative expenses increased 2.4% to R$42.8 million for the nine months ended September 30, 2005 from R$41.8 million for the nine months ended September 30, 2004. The increase was principally due to increases in expenses for outsourced services and in rental, insurance and condominium fees relating to the expansion of our network, partially offset by a decrease in administrative personnel costs and taxes and contributions.

Other net operating expense. Other net operating expenses increased 11.9% to R$4.7 million for the nine months ended September 30, 2005 from R$4.2 million for the nine months ended September 30, 2004, due in part to a tax fine imposed, a one-time adjustment to inventory and an increase in reserves for litigation contingencies, partially offset by an increase in income from handset manufacturers’ incentives and from fines.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Net Financial Expense

The following table sets forth the components of TLE’s net financial expense for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Financial income	5.7	2.1	171.4%
Foreign currency exchange gain and losses	53.9	6.8	692.6%
Net losses on foreign currency derivative contracts	(89.4)	(12.2)	632.8%
Financial expenses	(14.9)	(11.2)	33.0%

Financial expense, net	(44.7)	(14.5)	208.3%

TLE had net financial expense of R$44.7 million for the nine months ended September 30, 2005, compared to net financial expense of R$14.5 million for the nine months ended September 30, 2004. This change was due in part to an increase in the average CDI rate to 14.09% for the nine months ended September 30, 2005 from 11.72% for the nine months ended September 30, 2004, which led to increased financial expense on higher net debt during the period. TLE also recorded non-recurring interest expense for a fine relating to ICMS tax (state value-added tax) paid in September 2005. TLE recorded a R$47.1 million increase in exchange gains, which was more than offset by a R$77.3 million increase in losses on foreign currency derivative contracts from period to period.

Income and Social Contribution Taxes

Income and social contribution tax expenses increased 27.7% to R$6.0 million for the nine months ended September 30, 2005 from R$4.7 million for the nine months ended September 30, 2004, respectively. This increase was principally due to an increase in income before income and social contribution taxes at Telergipe, one of TLE’s operating subsidiaries. In spite of the loss before income and social contribution taxes of R$48.5 million that we recorded for the nine months ended September 30, 2005, we recorded income taxes in the period because of the taxable income of Telergipe. According to Brazilian tax law, losses from consolidated entities cannot be used to offset income of other consolidated entities.

Net Loss

As a result of the foregoing, TLE recorded a net loss of R$54.5 million for the nine months ended September 30, 2005, compared to R$22.3 million for the nine months ended September 30, 2004.

TLE’s Liquidity and Capital Resources

Sources of Funds

TLE generated cash flow from operations of R$33.6 million and R$5.8 million in the nine months ended September 30, 2005 and 2004, respectively.

TLE had net cash used in financing activities of R$28.7 million in the nine months ended September 30, 2005, compared to net cash provided by financing activities of R$21.2 million in the nine months ended September 30, 2004. In the nine months ended September 30, 2005, net cash used in financing activities included loan repayments of R$40.7 million and net settlements on derivative contracts of R$29.6 million, partially offset by new loans obtained of R$36.0 million.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

TLE had R$116.6 million in long-term loans and financing as of September 30, 2005. TLE’s R$146.7 million in short-term indebtedness as of September 30, 2005 consisted primarily of funding from financial institutions. As of September 30, 2005, TLE had a working capital deficit (current assets minus current liabilities) of R$109.7 million, compared to working capital of R$46.7 million as of December 31, 2004.

We believe that TLE’s available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue TLE’s business strategy for the foreseeable future with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

TLE’s principal uses of funds are for capital expenditures and servicing of its debt.

Capital expenditures (including capitalized interest) consumed cash flows of R$63.0 million in the nine months ended September 30, 2005, compared to R$63.3 million in the nine months ended September 30, 2004. Repayment of debt consumed cash flows of R$40.7 million and R$66.6 million in the nine months ended September 30, 2005 and 2004, respectively. TLE did not pay dividends or interest on shareholders’ equity in the nine months ended September 30, 2005 and 2004, respectively.

	Nine months ended September 30,
	2005	2004
	(R$ millions, unaudited)
Switching equipment	15.3	31.8
Transmission equipment	20.9	15.0
Information Technology	1.9	1.1
Others	24.9	15.4

Total capital expenditures	63.0	63.3

Debt

As of September 30, 2005, TLE’s total debt position was as follows:

Debt	Amount outstanding as of September 30, 2005
(R$ millions, unaudited)
Financing from banks	257.9
Financing from suppliers	0.8
Interest	4.6
Related parties	—
Total long-term debt, excluding the short-term portion	116.6
Short-term debt	146.7
Total debt	263.3

PART FOUR—INFORMATION ON THE VIVO COMPANIES

TLE’s long-term debt as of September 30, 2005 matures in accordance with the following schedule. The table below represents only the long-term debt as of September 30, 2005 and does not include the short-term portion of long-term debt as of September 30, 2005, which is included in short-term debt in the table above.

Year Ending December 31,	Principal amount
(R$ millions, unaudited)
2008	116.6

As of September 30, 2005, TLE’s total debt was R$263.3 million, of which R$263.3 million, or 100%, was denominated in U.S. dollars (US$118.5 million) and therefore exposed to currency fluctuations. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, TLE has entered into over-the-counter derivatives transactions with international and domestic financial institutions. In the nine months ended September 30, 2005, TLE’s derivatives positions produced a loss of R$89.5 million, which was partially offset by the R$49.5 million of exchange gains on TLE’s foreign currency-denominated debt. As of September 30, 2005, TLE had derivative contracts that covered amounts in excess of TLE’s foreign currency-denominated debt.

TLE is exposed to interest rate risk as a consequence of TLE’s floating rate debt. As of September 30, 2005, approximately 44.3% of TLE’s interest-bearing liabilities bore interest at floating rates, primarily LIBOR.

In addition, TLE’s debt as of September 30, 2005 included U.S. dollar-denominated debt issued by several lenders pursuant to Central Bank Resolution No. 2,770, which allows Brazilian banks to make certain U.S. dollar-denominated loans. TLE had US$63.6 million outstanding under such loans as of September 30, 2005. The loans had an average maturity date of September 2006 and an average interest rate of 3.32%.

Some of the debt agreements of TLE and its subsidiaries contain cross-default provisions, restrictions on changes of control and restrictive covenants relating to the incurrence of indebtedness. Financial ratios involve, (1) interest coverage ratios and (2) debt to capital ratios. As of September 30, 2005, Telebahia, one of TLE’s subsidiaries, was not in compliance with a financial covenant under one of its debt agreements with the European Investment Bank, representing US$38 million in outstanding debt. TLE is in discussions with the European Investment Bank regarding a waiver to this covenant.

Off-Balance Sheet Arrangements

As of September 30, 2005, there were no off-balance sheet arrangements. All of TLE’s majority-owned subsidiaries are included in its consolidated financial statements. TLE does not have any interests in, or relationships with, any special purpose entities that are not reflected in its consolidated financial statements.

Contractual Obligations and Commercial Commitments

Total contractual obligations as of September 30, 2005 were R$741.5 million, compared to R$689.3 million as of December 31, 2004, mainly due to an increase in operating leases.

U.S. GAAP Reconciliation

TLE prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Net losses for the nine months ended September 30, 2004 and 2005 were R$33.0 million and R$59.9 million, respectively, under U.S. GAAP, compared to net losses of R$22.3 million and R$54.5 million, respectively, under Brazilian GAAP. Shareholders’ equity as of December 31, 2004 and September 30, 2005 was R$385.7 million and R$325.8 million, respectively, under U.S. GAAP, compared to

PART FOUR—INFORMATION ON THE VIVO COMPANIES

shareholders’ equity of R$374.5 million and R$320.0 million, respectively, under Brazilian GAAP. See note 20 to TLE’s unaudited consolidated financial statements for a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to TLE, and a reconciliation to U.S. GAAP of net losses and total shareholders’ equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TSD

TSD’s Consolidated Results of Operations for the Nine Months Ended September 30, 2004 and 2005

The following table sets forth certain components of TSD’s income for the periods indicated.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Net operating revenue	1,505.3	1,408.1	6.9%
Cost of services and goods	(777.4)	(761.8)	2.0%

Gross profit	727.9	646.3	12.6%

Operating expenses:
Selling expenses	(462.2)	(360.0)	28.4%
General and administrative expenses	(148.4)	(150.1)	-1.1%
Other net operating expenses	(6.3)	(6.0)	5.0%

Operating income before gains of unconsolidated affiliates and net financial expense	111.0	130.2	-14.7%

Net financial expenses	14.6	7.0	108.6%

Operating income	125.6	137.2	-8.5%

Net non-operating (expenses) income	0.8	(0.1)	-900.0%

Income before minority interests and taxes	126.4	137.1	-7.8%

Income taxes	(48.4)	(52.5)	-7.8%
Minority interests	—	—

Net income	78.0	84.6	-7.8%

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Operating data

The following table sets forth certain operating data of TSD.

	Nine months ended September 30,
	2005	2004	% Change
Total number of customers (in thousands)	4,642	4,065	14.2%
Contract	1,421	1,181	20.3%
Prepaid	3,221	2,884	11.7%
Market share(1)	44.2%	48.4%	-4.2	p.p.
Net additions (in thousands)	265	357	-25.8%
Contract	162	25	556.5%
Prepaid	103	332	-68.9%
Market share of net additions to customer base(1)	19.8%	38.7%	-18.9	p.p.
Market penetration(1)	55.7%	45.1%	10.6	p.p.
Customer acquisition cost, per customer(2) (R$)	181	159	-13.5%
Monthly churn(3)	2.4%	2.6%	-0.2	p.p.
Average revenue per user (R$ per month)	31.2	34.4	-9.2%
Contract	68.5	74.1	-7.6%
Prepaid	14.9	16.6	-9.8%
Total minutes used per customer(4)	93	98	-5.8%
Contract	194	192	-1.1%
Prepaid	48	55	-12.6%
Employees	1,113	1,236	-10.0%

(1)	Source: Anatel
(2)	Calculated as follows: (70% marketing expenses + costs of the distribution network + handset subsidy) / gross additions.
(3)	The number of customers that leave the company during the period, calculated as a percentage of the simple average of customers at the beginning and end of the period.
(4)	Total minutes of calls received and made by the company’s customers divided by the average lines in service during the relevant year (including roaming in and excluding roaming out).

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Net Operating Revenue

The composition of operating revenues by category of service is presented in TSD’s consolidated financial statements and discussed below before deduction of valued-added and other taxes. The following table sets forth the components of TSD’s operating revenues for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Gross operating revenue:
Usage charges	1,016.0	813.6	24.9%
Sales of handsets and accessories	470.0	395.7	18.8%
Monthly subscription charges	70.2	108.5	-35.3%
Interconnection fees	556.4	592.6	-6.1%
Other	96.9	46.5	108.4%

Total gross operating revenue	2,209.5	1,956.9	12.9%

Value-added and other indirect taxes	(474.3)	(397.5)	19.3%
Sales and services discount and return of goods sold	(229.9)	(151.3)	51.9%

Net operating revenue	1,505.3	1,408.1	6.9%

Net operating revenue increased 6.9% to R$1,505.3 million for the nine months ended September 30, 2005 from R$1,408.1 million for the nine months ended September 30, 2004, principally due to an increase in revenues from usage charges and, to a lesser degree, increases in revenues from sales of handsets and accessories and other revenues. These increases were partially offset by decreases in revenues from monthly subscription charges and interconnection fees.

Usage charges. Revenues from usage charges increased 24.9% to R$1,016.0 million for the nine months ended September 30, 2005 from R$813.6 million for the nine months ended September 30, 2004. This increase was principally due to a 14.2% increase in the customer base to 4.642 million lines in service as of September 30, 2005 from 4.065 million lines in service as of September 30, 2004. In addition, outgoing traffic also grew by 20.8% primarily due to an increase in the customer base subject to contract (who make more outgoing calls than prepaid customers) to 1.4 million lines in service subject to contract (included in the total lines of service above) as of September 30, 2005 from 1.2 million lines as of September 30, 2004.

Sales of handsets and accessories. Revenues from sales of handsets and accessories increased 18.8% to R$470.0 million for the nine months ended September 30, 2005 from R$395.7 million for the nine months ended September 30, 2004. This increase was mainly due to the increase in the customer base described above, which resulted in part from promotional campaigns to acquire new customers. Revenues from handset sales are reported before commissions and promotional discounts and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic. Accordingly, TSD, like TCP, subsidizes part of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales of handsets and accessories minus the cost of handsets and accessories) for TSD of R$131.4 million for the nine months ended September 30, 2005, compared to R$125.2 for the nine months ended September 30, 2004.

Monthly subscription charges. Revenues from monthly subscription charges decreased 35.3% to R$70.2 million for the nine months ended September 30, 2005 from R$108.5 million for the nine months ended September 30, 2004. This decrease was principally due to competition and the impact of TSD’s “Right Planning” loyalty program, which was introduced in May 2004 and is similar to the TCP program of the same name.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Interconnection fees. Revenues from interconnection fees decreased 6.1% to R$556.4 million for the nine months ended September 30, 2005 from R$592.6 million for the nine months ended September 30, 2004. This decrease was principally due to the trend toward a greater volume of cellular to cellular calls and a reduction in volume of fixed line to cellular calls and to the effect of the partial “Bill & Keep” system under Anatel’s Personal Mobile Service (Serviço Móvel Pessoal, or SMP) regime. The migration of calls away from fixed line services decreases TSD’s interconnection fees because the interconnection fees that apply to calls from a fixed line to a cellular line are higher than the fees that apply to calls from a cellular line to another cellular line.

Others. Revenues from other services increased 108.4% to R$96.9 million for the nine months ended September 30, 2005 from R$46.5 million for the nine months ended September 30, 2004. The increase was principally due to the increase in TSD’s customer base and an increase in the use of data services by our customers, including text message services, or SMS, wireless internet services and other value-added services. The increase in the use of data services was due in part to increases in internet access, improvements in data service tools, the launch of new services and an increase in the number of data transmission-enabled handsets. New services launched in the nine months ended September 30, 2005 include SmartMail, a wireless e-mail service; Corporate VIVO Play 3G, a third generation service providing cellular access to multimedia content; and games.

Value-added and other indirect taxes. Value-added and other indirect taxes increased 19.3% to R$474.3 million for the nine months ended September 30, 2005 from R$397.5 million for the nine months ended September 30, 2004. This increase occurred principally because of the increase in gross operating revenues other than from interconnection fees (which are not subject to these taxes). Value-added taxes and other indirect taxes were 21.5% of TSD’s gross operating revenues in the nine months ended September 30, 2005, compared to 20.3% in the nine months ended September 30, 2004. The effective rate of taxes on gross operating revenues varies depending on the composition of TSD’s revenues.

Sales and services discount and returns of goods sold. Deductions from operating revenues include discounts on cellular handset sales, discounts on services and returns of goods sold. Discounts and returns increased 51.9% to R$229.9 million for the nine months ended September 30, 2005 from R$151.3 million for the nine months ended September 30, 2004. The increase was principally due to increases in discounts on handsets and accessories in response to aggressive competition from other providers. Sales and services discounts and returns of good sold represented 7.7% and 10.4%, respectively, of TSD’s gross operating revenues for the nine months ended September 30, 2004 and 2005.

Cost of Services and Goods

The following table sets forth the components of TSD’s costs of services and goods sold for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Depreciation and amortization	(175.4)	(206.8)	-15.2%
Materials and services	(96.1)	(77.2)	24.5%
Interconnection charges	(34.4)	(41.2)	-16.5%
Personnel	(14.7)	(12.9)	14.0%
Rental, insurance and other related expenses	(36.7)	(34.8)	5.5%
Cost of handsets and accessories	(362.5)	(343.0)	5.7%
Fistel and other taxes	(57.6)	(45.9)	25.5%

Cost of services and goods	(777.4)	(761.8)	2.0%

PART FOUR—INFORMATION ON THE VIVO COMPANIES

TSD’s cost of services and goods increased 2.0% to R$777.4 million for the nine months ended September 30, 2005 from R$761.8 million for the nine months ended September 30, 2004. The increase was principally due to increases in the cost of handsets and accessories, materials and services and taxes, partially offset by decreases in depreciation and amortization expenses and, to a lesser degree, interconnection charges. The gross profit margin (gross profit as a percentage of net operating revenues) was 48.4% for the nine months ended September 30, 2005, compared to 45.9% for the nine months ended September 30, 2004.

Depreciation and amortization. Depreciation and amortization expenses decreased 15.2% to R$175.4 million for the nine months ended September 30, 2005 from R$206.8 million for the nine months ended September 30, 2004. The decrease was principally due to our analog assets becoming fully depreciated.

Materials and services. Cost of materials and services increased 24.5% to R$96.1 million for the nine months ended September 30, 2005 from R$77.2 million for the nine months ended September 30, 2004. The increase was principally due to an increase in the cost of rental payments, such as the costs of rented circuits and transmission lines, resulting mainly from the increase in the customer base, greater penetration of TSD’s network in its region and efforts to increase the quality of the services provided (such as to provide third generation technology and increased capacity and coverage).

Interconnection charges. Interconnection charges are the charges that TSD pays to other telecommunications providers for the use of their networks to complete local and long-distance calls that originate from TSD’s network. Interconnection charges decreased 16.5% to R$34.4 million for the nine months ended September 30, 2005 from R$41.2 million for the nine months ended September 30, 2004, primarily due to the effects of the SMP regime and the “partial Bill & Keep” billing system.

Personnel. Personnel expenses increased 14.0% to R$14.7 million for the nine months ended September 30, 2005 from R$12.9 million for the nine months ended September 30, 2004. This increase was principally due to an approximate 6% increase in salaries under the terms of TSD’s collective bargaining agreement, which it renegotiates annually to take effect on November 1, and due to training program costs.

Rentals, insurance and other related expenses. Rentals, insurance and other related expenses increased 5.5% to R$36.7 million for the nine months ended September 30, 2005 from R$34.8 million for the nine months ended September 30, 2004. The increase was principally due to expansion of TSD’s network.

Cost of handsets and accessories. The cost of handsets and accessories increased 5.7% to R$362.5 million for the nine months ended September 30, 2005 from R$343.0 million for the nine months ended September 30, 2004. The increase was principally due to the increase in the customer base and in average prices of handsets sold relating to marketing efforts targeting customers in higher income brackets.

Fistel and other taxes. Fistel and other tax expenses increased 25.5% to R$57.6 million for the nine months ended September 30, 2005 from R$45.9 million for the nine months ended September 30, 2004. The increase was principally due to the increase in the customer base.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Operating Expenses

The following table sets forth the components of TSD’s operating expenses for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Selling expenses	(462.2)	(360.0)	28.4%
General and administrative expenses	(148.4)	(150.1)	-1.1%
Other net operating income (expense), net	(6.3)	(6.0)	5.0%

Operating expenses	(616.9)	(516.1)	19.5%

Operating expenses increased 19.5% to R$616.9 million for the nine months ended September 30, 2005 from R$516.1 million for the nine months ended September 30, 2004. The increase resulted mainly from the increase in selling expenses in the face of aggressive competition.

Selling expenses. Selling expenses increased 28.4% to R$462.2 million for the nine months ended September 30, 2005 from R$360.0 million for the nine months ended September 30, 2004. The increase was principally due to an increase in third-party services (such as marketing, client care and call center services), marketing and promotional services in a highly competitive environment and an increase in commissions paid to independent distributors (which increased due to the number of handsets sold). TSD’s provision for doubtful accounts increased 3.0% to R$30.5 million for the nine months ended September 30, 2005 from R$29.6 million for the nine months ended September 30, 2004, principally due an increase in the customer base and the improper use of TSD’s network. Provisions for doubtful accounts were 1.4% of gross operating revenues for the nine months ended September 30, 2005, compared to 1.5% of gross operating revenues for the nine months ended September 30, 2004.

General and administrative expenses. General and administrative expenses decreased 1.1% to R$148.4 million for the nine months ended September 30, 2005 from R$150.1 million for the nine months ended September 30, 2004. The slight decrease was principally due to favorable renegotiations of contracts.

Other net operating (expense) income. Other net operating expense increased 5.0% to R$6.3 million for the nine months ended September 30, 2005 from R$6.0 million for the nine months ended September 30, 2004, principally due to an increase in reserves for litigation contingencies and taxes, partially offset by recovery of expenses due to favorable results in certain litigation and by income from handset manufacturers’ incentives.

Net Financial Income (Expense)

The following table sets forth the components of TSD’s net financial income for the periods indicated, as well as the percentage change from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Financial income	62.6	53.5	17.0%
Exchange gain and losses	10.0	(4.7)	-312.8%
Gain (losses) on foreign currency derivative contracts	(31.1)	(13.9)	123.7%
Financial expenses	(26.9)	(27.9)	-3.6%

Financial income, net	14.6	7.0	108.6%

PART FOUR—INFORMATION ON THE VIVO COMPANIES

TSD had net financial income of R$14.6 million for the nine months ended September 30, 2005, compared to net financial income of R$7.0 million for the nine months ended September 30, 2004. This change was due in part to an increase in the average CDI rate to 14.09% for the nine months ended September 30, 2005 from 11.72% for the nine months ended September 30, 2004, which led to increased financial income on higher average cash balances during the period.

Income and Social Contribution Taxes

Income and social contribution tax expenses decreased 7.8% to R$48.4 million for the nine months ended September 30, 2005 from R$52.5 million for the nine months ended September 30, 2004. This decrease was principally due to the reduction in income before income and social contribution taxes from period to period. TSD’s effective tax rate was 38.3% in both the nine months ended September 30, 2005 and 2004.

Net Income

As a result of the foregoing, TSD recorded net income of R$78.0 million for the nine months ended September 30, 2005, compared to R$84.6 million for the nine months ended September 30, 2004.

TSD’s Liquidity and Capital Resources

Sources of Funds

TSD generated cash flow from operations of R$214.4 million and R$277.7 million in the nine months ended September 30, 2005 and 2004, respectively.

TSD had net cash used in financing activities of R$25.0 million in the nine months ended September 30, 2005, compared to net cash used in financing activities of R$163.2 million in the nine months ended September 30, 2004. In the nine months ended September 30, 2005, net cash used in financing activities included loan repayments of R$28.0 million and net settlements on derivatives contracts of R$33.5 million, partially offset by a credit in the amount of R$37.1 million relating to cash received from fractional shares which were sold in an auction in connection with TSD’s reverse stock split and which cash was not claimed by shareholders at such time but which is payable to shareholders upon demand.

TSD had no long-term loans or financing as of September 30, 2005. TSD’s R$15.6 million in short-term indebtedness as of September 30, 2005 consisted primarily of funding from financial institutions. As of September 30, 2005, TSD had working capital (current assets minus current liabilities) of R$653.6 million, compared to working capital of R$466.7 million as of December 31, 2004.

We believe that TSD’s available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue TSD’s business strategy for the foreseeable future with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

TSD’s principal uses of funds are for capital expenditures, servicing of its debt and payments of dividends to shareholders.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Capital expenditures (including capitalized interest) consumed cash flows of R$171.9 million in the nine months ended September 30, 2005 compared to R$126.4 million in the nine months ended September 30, 2004. Repayment of debt consumed cash flows of R$28.0 million and R$144.3 million in the nine months ended September 30, 2005 and 2004, respectively. Capital expenditures were as set forth in the table below.

	Nine months ended September 30,
	2005	2004
	(R$ millions, unaudited)
Switching equipment	51.4	49.4
Transmission equipment	58.9	29.5
Information Technology	6.1	4.0
Others	55.5	43.5

Total capital expenditures	171.9	126.4

TSD did not pay dividends or interest on shareholders’ equity in the nine months ended September 30, 2005 and 2004.

Debt

As of September 30, 2005, TSD’s total debt was R$15.6 million, of which R$15.6 million, or 100%, was denominated in U.S. dollars (U.S.$7.0 million) and therefore exposed to currency fluctuations. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, TSD has entered into over-the-counter derivatives transactions with international and domestic financial institutions. In the nine months ended September 30, 2005, TSD’s derivatives positions produced a loss of R$10.7 million, which was partially offset by the R$5.6 million of exchange gains on TSD’s foreign currency-denominated debt. As of September 30, 2005, TSD had derivative contracts that covered amounts in excess of TSD’s foreign currency-denominated debt.

TSD is exposed to interest rate risk as a consequence of TSD’s floating rate debt. As of September 30, 2005, approximately 53.6% of TSD’s interest-bearing liabilities bore interest at floating rates, primarily LIBOR.

Off-Balance Sheet Arrangements

As of September 30, 2005, there were no off-balance sheet arrangements. All of TSD’s majority-owned subsidiaries are included in its consolidated financial statements. TSD does not have any interests in, or relationships with, any special purpose entities that are not reflected in its consolidated financial statements.

Contractual Obligations and Commercial Commitments

Total contractual obligations as of September, 30, 2005 were R$1,212.7 million, compared to R$1,058.1 million as of December 31, 2004, mainly due to an increase in operating leases.

U.S. GAAP Reconciliation

TSD prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Net income for the nine months ended September 30, 2004 and 2005 was R$26.1 million and R$59.6 million, respectively, under U.S. GAAP, compared to net income of R$84.6 million and R$78.0 million, respectively, under Brazilian GAAP. Shareholders’ equity as of December 31, 2004 and September 30, 2005 was R$1,991.3 million and R$2,048.4 million, respectively, under U.S. GAAP, compared to

PART FOUR—INFORMATION ON THE VIVO COMPANIES

shareholders’ equity of R$1,970.7 million and R$2,048.7 million, respectively, under Brazilian GAAP. See note 21 to TSD’s unaudited consolidated financial statements for a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to TSD, and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

Description of Celular CRT’s Business

Business Overview

Celular CRT Participações S.A., or Celular CRT, provides cellular telecommunications services in the state of Rio Grande do Sul through its wholly owned subsidiary Celular CRT S.A. Celular CRT uses a frequency range known as A Band that covers 69.7% of the municipalities in the state of Rio Grande do Sul and 95.9% of the population of that state. As of September 30, 2005, Celular CRT had 3.4 million cellular lines in service and a market share of approximately 50.3% in its authorization area, estimated based on the total number of cellular lines in service in that area as published by Anatel.

The following table sets forth information of Celular CRT’s cellular telecommunications base, coverage and related matters at the dates and for the periods indicated.

	Nine months ended September 30, 2005	Year ended December 31,
		2004	2003	2002
Cellular lines in service at period end (in thousands)	3,391	3,215	2,523	2,078
Contract customers	854	788	687	611
Prepaid customers	2,537	2,427	1,836	1,467
Growth in cellular lines in service during period	176	692	445	293
Churn(1)	1.6%	1.6%	1.8%	1.4%
Estimated population in concession areas (in millions)(2)	10.5	10.4	10.3	10.2
Estimated covered population (in millions)(3)	10.0	9.9	9.7	9.6
Percentage of population covered(4)	95.9%	95.7%	95.5	95.4
Penetration at period-end(5)	62.0%	54.0%	39.0%	31.0%
Percentage of municipalities covered	69.7%	67.8%	67.8%	67.6%
Average monthly minutes of use per customer(6)	70.0	79.5	82.3	91.6
Market share(7)	50.3%	54.8%	60.0%	65.2%

(1)	Churn is the number of customers that leave Celular CRT during the period, calculated as a percentage of the simple average of customers at the beginning and end of the period.
(2)	Projections based on estimates of the IBGE.
(3)	Number of people in Celular CRT’s region that can access its cellular telecommunications signal.
(4)	Percentage of the population in Celular CRT’s region that can access its cellular telecommunications signal.
(5)	Number of cellular lines in service in Rio Grande do Sul, including those of its competitors, divided by the population of its region.
(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by Celular CRT’s customers divided by the average lines in service during the relevant year (includes roaming in and excludes roaming out).
(7)	Estimate based on all lines in service in Rio Grande do Sul at period end.

Services

Celular CRT provides cellular telecommunications services using both digital and analog technologies. Celular CRT’s network provides both CDMA and TDMA digital services and AMPS, or analog services. All of Celular CRT’s services are provided in the frequency of 850 MHz.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Celular CRT provides voice and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitations on the number of used minutes, cellular chat rooms and data services such as wireless application protocol services through which clients can access WAP sites and portals. Celular CRT offers direct access to the Internet through either PCMCIA cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by cable connection that offers to corporate subscribers secure access to their intranet and office resources. Celular CRT also offers services like Multimedia Message Service, MExE (Mobile Execution Environment) that enables the handset to download applications and execute them using a user interface with icons to identify the main services, such as voicemail, downloads and text messaging (SMS).

Celular CRT offers roaming services through agreements with local cellular service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of Celular CRT’s authorization area. Celular CRT also provides reciprocal roaming services to subscribers of those cellular service providers while they are in its authorization area.

Celular CRT operated 30 points of sale as of December 31, 2004, in addition to an independent authorized service network comprised of both exclusive and nonexclusive dealers, with 965 service points capable of selling services and cell phones. As of December 31, 2004, credit recharges were available for customers at nearly 20,000 sites.

Network

As of December 31, 2004, Celular CRT’s network, which provides CDMA and TDMA digital and AMPS analog services, covered 67.1% of the municipalities in the state of Rio Grande do Sul, or 95.7% of the population of its region. Celular CRT’s network is connected primarily through a fiber-optic transmission system partially leased from Brasil Telecom. As of December 31, 2004, Celular CRT’s network included 15 cellular switches and 1,563 radio base stations.

Competition

Celular CRT faces intense competition in all the areas in which it operates, principally from other cellular service providers and also from fixed line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that derive from being owned by such a group. Fixed line operators generally charge much lower tariffs than cellular service providers.

Celular CRT’s principal cellular competitor is Claro (Telet S.A.), which operates in several regions in Brazil, including Celular CRT’s region. Other cellular competitors are Brasil Telecom S.A. and TIM. The main fixed line competitor in its area is Brasil Telecom.

Celular CRT also competes with certain other wireless telecommunications services, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some in its area as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than cellular telecommunication services.

Satellite-operated services, which provide nationwide coverage, are also available in Brazil. Although these services have the advantage of covering much larger areas than those covered by the cellular telecommunications services, they are considerably more expensive than the cellular telecommunications services Celular CRT offers and do not provide competitive coverage inside buildings.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Other Information

Celular CRT’s business is influenced by a number of factors that are common to the VIVO companies. For information on certain of these factors, see the captions “Taxes on Telecommunications Services and Handset Sales,” “Billing and Collection,” “Fraud Detection and Prevention” and “Regulation of the Brazilian Telecommunications Industry” in TCP’s Annual Report on Form 20-F for the year ended December 31, 2004 incorporated by reference in this prospectus.

Litigation

The following is a description of certain litigation to which Celular CRT is a party. See note 14 to Celular CRT’s unaudited condensed consolidated interim financial statements and note 21 to Celular CRT’s audited consolidated financial statements included in this prospectus for the amounts of reserves established for certain claims in which an unfavorable outcome is considered probable, as well as certain information about amounts involved in claims in which an unfavorable outcome is considered possible.

Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., or Lune, a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Celular CRT. The lawsuits allege that the defendants violated Patent No. 9202624–9, related to a Caller ID system (Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário), granted to Lune by the Brazilian Intellectual Property Agency—INPI on September 30, 1997. Lune has requested that the defendants cease to provide Caller ID services and seeks payment from them for the alleged unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by the defendants for use of the Caller ID system. Lune’s right to use the patent was suspended by a federal judge in the State of São Paulo in a proceeding initiated against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular and Telerj Celular filed identical lawsuits against Lune and INPI, and those lawsuits are still pending before the courts. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against Celular CRT is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Celular CRT, together with other Brazilian wireless telecommunications operators, are defendants in certain lawsuits brought by the federal public prosecutor’s office and consumer protection associations challenging the deadline for the use of purchased prepaid minutes. Plaintiffs claim that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the federal courts reviewing this matter. Although we believe that Celular CRT’s criteria for imposing the deadline are in compliance with Anatel’s rules, we believe based on the opinion of outside counsel that an unfavorable outcome with respect to this claim is possible.

On November 27, 1998, Law No. 9,718 changed the method of calculation and effectively increased the amounts of certain taxes (the Contribution for the Financing of Social Security (Contribuição para Financiamento da Seguridade Social, or COFINS) and the Social Integration Program (Programa de Integração Social, or PIS)) owed by Celular CRT’s subsidiary. Although we claim that this increase is unconstitutional, based on the opinion of outside counsel we believe that an unfavorable outcome with respect to this claim is possible. However, we do not believe an unfavorable outcome would have a material adverse effect on Celular CRT’s financial condition and results of operations.

Several telecommunications operators, including Celular CRT, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging the policy of passing the COFINS and PIS expenses to customers by incorporating them into their charges. Celular CRT is defending on the grounds that COFINS and PIS are cost components of the services provided to customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry. We believe, based on the opinion of outside counsel, that an unfavorable outcome with respect to this claim is remote.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

The state of Rio Grande do Sul filed administrative proceedings against Celular CRT in order to collect amounts allegedly due as a result of taxes levied on international calls originated in Brazil during a specified period. We believe, based on the opinion of outside counsel, that an unfavorable outcome with respect to this claim is possible.

The municipality of Porto Alegre, in the state of Rio Grande do Sul, filed administrative proceedings against Celular CRT in order to collect amounts allegedly due as a services tax (Imposto Sobre Serviços, or ISS). The municipality claims that the payments received in consideration of the use of Celular CRT’s network could be considered remuneration under “a lease of a movable asset” and that therefore these payments should be subject to the application of ISS. Based on the opinion of counsel, we believe that Celular CRT will be successful in these proceedings, and, accordingly, Celular CRT has not established any reserves for this lawsuit.

Celular CRT filed a lawsuit challenging the application of the CIDE tax (Contribução de Intervenção no Domínio Econômico) on the remittances of payments owed to suppliers headquartered outside of Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. We believe, based on the opinion of outside counsel, that an unfavorable outcome with respect to this claim is possible. Celular CRT has established reserves in respect of CIDE amounts not paid.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Celular CRT

Celular CRT’s Consolidated Results of Operations for the Nine Months Ended September 30, 2004 and 2005

The following table sets forth certain components of Celular CRT’s income for the periods indicated.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Net operating revenue	892.4	852.4	4.7%
Cost of services and goods	(420.3)	(438.7)	-4.2%

Gross profit	472.1	413.7	14.1%

Operating expenses:
Selling expenses	(270.5)	(183.0)	47.8%
General and administrative expense	(76.5)	(71.6)	6.8%
Other net operating income	7.8	18.7	-58.3%

Operating income before net financial expense	132.9	177.8	-25.3%

Equity in losses of unconsolidated affiliates	—	—
Net financial expense	33.2	28.0	18.6%

Operating income	166.1	205.8	-19.3%

Net non-operating expenses	(2.3)	(3.2)	-28.1%

Income before taxes	163.8	202.6	-19.2%

Income taxes	(59.4)	(70.7)	-16.0%

Net income	104.4	131.9	-20.8%

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Operating data

The following table sets forth certain operating data of Celular CRT.

	Nine months ended September 30,
	2005	2004	% Change
Total number of customers (in thousands)	3,391	2,953	14.8%
Contract	854	735	16.2%
Prepaid	2,537	2,218	14.4%
Market share(1)	50.3%	57.5%	-7.2	p.p.
Net additions (in thousands)	176	429	-58.9%
Contract	66	48	38.3%
Prepaid	110	381	-71.2%
Market share of net additions to customer base(1)	20.3%	47.4%	-27.1	p.p.
Market penetration(1)	63.3%	48.7%	14.6	p.p.
Customer acquisition cost, per customer(2) (R$)	185	134	37.6%
Monthly churn(3)	1.6%	1.7%	-0.1	p.p.
Average revenue per user (R$ per month)	26.7	29.3	-8.6%
Contract	66.7	67.4	-1.0%
Prepaid	12.6	14.9	-15.7%
Total minutes used per customer(4)	70	80	-12.8%
Contract	160	156	2.3%
Prepaid	39	53	-25.2%
Employees	444	563	-21.1%

(1)	Source: Anatel
(2)	Calculated as follows: (70% marketing expenses + costs of the distribution network + handset subsidy) / gross additions.
(3)	The number of customers that leave the company during the period, calculated as a percentage of the simple average of customers at the beginning and end of the period.
(4)	Total minutes of calls received and made by the company’s customers divided by the average lines in service during the relevant year (including roaming in and excluding roaming out).

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Net Operating Revenue

The composition of operating revenues by category of service is presented in Celular CRT’s consolidated financial statements and discussed below before deduction of valued-added and other taxes. The following table sets forth the components of Celular CRT’s operating revenues for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Usage charges	573.9	422.4	35.9%
Sales of handsets and accessories	183.2	197.2	-7.1%
Monthly subscription charges	78.5	67.7	16.0%
Interconnection fees	312.2	340.0	-8.2%
Other	108.2	85.6	26.4%

Total gross operating revenue	1,256.0	1,112.9	12.9%

Value-added and other indirect taxes	(282.0)	(200.2)	40.9%
Sales and services discount and return of goods sold	(81.6)	(60.3)	35.3%

Net operating revenue	892.4	852.4	4.7%

Net operating revenue increased 4.7% to R$892.4 million for the nine months ended September 30, 2005 from R$852.4 million for the nine months ended September 30, 2004. The increase in net operating revenue was principally due to an increase in revenues from usage charges and, to a lesser degree, other revenues. These increases were partially offset by decreases in revenues from interconnection fees and sales of handsets and accessories.

Usage charges. Revenues from usage charges increased 35.9% to R$573.9 million for the nine months ended September 30, 2005 from R$422.4 million for the nine months ended September 30, 2004. This increase was principally due to the 14.8% increase in the customer base to 3.391 million lines in service as of September 30, 2005 from 2.953 million lines in service as of September 30, 2004. In addition, outgoing traffic grew by 10.7% mainly due to an increase in the customer base subject to contract (who make more outgoing calls than prepaid customers) to 3.1 million lines in service subject to contract (included in the total lines of service above) as of September 30, 2005 from 2.8 million lines as of September 30, 2004.

Sales of handsets and accessories. Revenues from sales of handsets and accessories decreased 7.1% to R$183.2 million for the nine months ended September 30, 2005 from R$197.2 million for the nine months ended September 30, 2004. This decrease was principally due to Celular CRT’s strategy in 2005 of seeking to acquire new customers through loyalty programs that provide improved technology at competitive prices, while in 2004 Celular CRT placed greater emphasis on phasing out TDMA service and encouraging customers to use the new CDMA service. Revenues from handset sales are reported before commissions and promotional discounts and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic. Accordingly, Celular CRT, like TCP, subsidizes part of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy strategy resulted in a gross loss (calculated as the difference from net operating revenues from sales of handsets and accessories minus the cost of handsets and accessories) for Celular CRT of R$73.1 million for the nine months ended September 30, 2005, compared to R$67.2 million for the nine months ended September 30, 2004.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Monthly subscription charges. Revenues from monthly subscription charges increased 16.0% to R$78.5 million for the nine months ended September 30, 2005 from R$67.7 million for the nine months ended September 30, 2004. This increase was principally due to the increase in the customer base subject to contract including, most significantly, corporate customers.

Interconnection fees. Revenues from interconnection fees decreased 8.2% to R$312.2 million for the nine months ended September 30, 2005 from R$340.0 million for the nine months ended September 30, 2004. This decrease was principally due to the trend toward a greater volume of cellular to cellular calls and a reduction in volume of fixed line to cellular calls and to the effect of the “partial Bill & Keep” system under Anatel’s Personal Mobile Service (Serviço Móvel Pessoal, or SMP) regime. The migration of callers away from fixed line services decreases Celular CRT’s interconnection fees because the interconnection fees that apply to calls from a fixed line to a cellular line are higher than the fees that apply to calls from a cellular line to another cellular line.

Others. Revenues from other services increased 26.4% to R$108.2 million for the nine months ended September 30, 2005 from R$85.6 million for the nine months ended September 30, 2004. The increase was principally due to the increase in Celular CRT’s customer base and an increase in the use of data services by Celular CRT’s customers, including text message services, or SMS, wireless internet services and other value-added services. The increase in the use of data services was due in part to increases in internet access, improvements in data service tools, an increase in the number of data transmission-enabled handsets and promotional campaigns to encourage the use of value-added services.

Value-added and other indirect taxes. Value-added and other indirect taxes increased 40.9% to R$282.0 million for the nine months ended September 30, 2005 from R$200.2 million for the nine months ended September 30, 2004 primarily resulting from an increase in tax rates relating to telecommunications services and also from the increase in gross operating revenues other than from interconnection fees (which are not subject to these taxes). These value-added and other indirect taxes are the same taxes as those that apply to TCP. Value-added taxes and other indirect taxes were 22.5% of Celular CRT’s gross operating revenue in the nine months ended September 30, 2005, compared to 18.0% in the nine months ended September 30, 2004. The effective rate of taxes on gross operating revenues varies depending on the composition of Celular CRT’s revenues.

Sales and services discount and returns of goods sold. Discounts and returns increased 35.3% to R$81.6 million for the nine months ended September 30, 2005 from R$60.3 million for the nine months ended September 30, 2004. The increase was principally due to increases in discounts on handsets and accessories in response to aggressive competition from other providers. Sales and services discounts and returns of good sold represented 5.4% and 6.5%, respectively, of Celular CRT’s gross operating revenues for the nine months ended September 30, 2004 and 2005.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Cost of Services and Goods

The following table sets forth the components of Celular CRT’s costs of services and goods sold for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Depreciation and amortization	(115.3)	(119.5)	-3.5%
Materials and services	(46.9)	(42.2)	11.1%
Interconnection charges	(21.7)	(21.2)	2.4%
Personnel	(7.1)	(6.1)	16.4%
Rental, insurance and other related expenses	(14.9)	(12.6)	18.3%
Cost of handsets and accessories	(169.9)	(202.2)	-16.0%
Fistel and other taxes	(44.5)	(34.9)	27.5%

Cost of services and goods	(420.3)	(438.7)	-4.2%

Celular CRT’s cost of services and goods decreased 4.2% to R$420.3 million for the nine months ended September 30, 2005 from R$438.7 million for the nine months ended September 30, 2004. The decrease was principally due to a decrease in the cost of handsets and accessories and, to a lesser degree, to a decrease in depreciation and amortization expenses. The gross profit margin (gross profit as a percentage of net operating revenues) was 52.9% for the nine months ended September 30, 2005, compared to 48.5% for the nine months ended September 30, 2004.

Depreciation and amortization. Depreciation and amortization expenses decreased 3.5% to R$115.3 million for the nine months ended September 30, 2005 from R$119.5 million for the nine months ended September 30, 2004. The decrease was principally due to certain analog and TDMA assets becoming fully depreciated, and this effect was partially offset by depreciation charges from newly added CDMA infrastructure and equipment.

Materials and services. Cost of materials and services increased 11.1% to R$46.9 million for the nine months ended September 30, 2005 from R$42.2 million for the nine months ended September 30, 2004. The increase was due to increases in the cost of third-party services and rental payments, such as network maintenance services and the costs of rented circuits and transmission lines, resulting mainly from the implementation of the new CDMA network. In addition, Celular CRT incurred greater maintenance costs in the nine months ended September 30, 2005 in connection with the installation of a new CDMA network.

Interconnection charges. Interconnection charges include the charges that Celular CRT pays to other telecommunications providers for the use of their networks to complete local and long-distance calls that originate from Celular CRT’s network. These interconnection charges increased 2.4% to R$21.7 million for the fine months ended September 30, 2005 from $21.2 million for the nine months ended September 30, 2004, principally due to the 14.1% increase in outgoing traffic, primarily from corporate clients who more frequently call outside Celular CRT’s region and use roaming services.

Personnel. Personnel expenses increased 16.4% to R$7.1 million for the nine months ended September 30, 2005 from R$6.1 million for the nine months ended September 30, 2004. This increase was principally due to an approximate 6% increase in salaries under the terms of Celular CRT’s collective bargaining agreement, which it renegotiates annually to take effect on November 1, and due to training programs.

Rentals, insurance and other related expenses. Rentals, insurance and other related expenses increased 18.3% to R$14.9 million for the nine months ended September 30, 2005 from R$12.6 million for the nine months

PART FOUR—INFORMATION ON THE VIVO COMPANIES

ended September 30, 2004. This increase was principally due to the expansion of Celular CRT’s network, which increased the number of rented sites in connection with an increase in the number of Celular CRT’s radio base stations.

Cost of handsets and accessories. The cost of handsets and accessories decreased 16.0% to R$169.9 million for the nine months ended September 30, 2005 from R$202.2 million for the nine months ended September 30, 2004. This decrease was principally due to a decrease in the number of handsets sold because there were fewer new customers added than in the prior period, as well as favorable renegotiations of contracts with our suppliers.

Fistel and other taxes. Fistel and other tax expenses increased 27.5% to R$44.5 million for the nine months ended September 30, 2005 from R$34.9 million for the nine months ended September 30, 2004. The increase was principally due to the increase in the customer base.

Operating Expenses

The following table sets forth the components of Celular CRT’s operating expenses for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Selling expenses	(270.5)	(183.0)	47.8%
General and administrative expenses	(76.5)	(71.6)	6.8%
Other net operating income	7.8	18.7	-58.3%

Operating expenses	(339.2)	(235.9)	43.8%

Operating expenses increased 43.8% to R$339.2 million for the nine months ended September 30, 2005 from R$235.9 million for the nine months ended September 30, 2004. The increase resulted mainly from the increase in selling expenses in the face of aggressive competition and to a lesser degree, from a decrease in other net operating income.

Selling expenses. Selling expenses increased 47.8% to R$270.5 million for the nine months ended September 30, 2005 from R$183.0 million for the nine months ended September 30, 2004. The increase was principally due to an increase in third-party services (such as marketing, client care and call center services) necessary in a highly competitive environment, an increase in depreciation expenses related to stores, equipment and other assets, and an increase in provisions for doubtful accounts mainly due to the increase in the customer base described above and to the improper use of the network. Celular CRT’s provision for doubtful accounts increased 84.1% to R$31.1 million for the nine months ended September 30, 2005 from R$16.9 million for the nine months ended September 30, 2004. As a result of this increase, provisions for doubtful accounts were 2.5% of gross revenues for the nine months ended September 30, 2005, compared to 1.5% of gross revenues for the nine months ended September 30, 2004.

General and administrative expenses. General and administrative expenses increased 6.8% to R$76.5 million for the nine months ended September 30, 2005 from R$71.6 million for the nine months ended September 30, 2004. The increase was principally due to increases in rental, insurance and condominium fees and in outsourced services.

Other net operating (expense) income. Other net operating income decreased 58.3% to R$7.8 million for the nine months ended September 30, 2005 from R$18.7 million for the nine months ended September 30, 2004. This decrease was principally due to a decrease in recovered expenses.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Net Financial (Expense) Income

The following table sets forth the components of Celular CRT’s net financial income for the periods indicated, as well as the percentage change of each component from period to period.

	Nine months ended September 30,
	2005	2004	% Change
	(R$ millions, unaudited)
Financial income	69.6	57.4	21.3%
Foreign currency exchange gain and losses	40.9	1.3	3,046.2%
Net losses on foreign currency derivative contracts	(62.2)	(9.8)	534.7%
Financial expenses	(15.1)	(20.9)	-27.8%

Financial income, net	33.2	28.0	18.6%

Celular CRT’s net financial income increased 18.6% to R$33.2 million for the nine months ended September 30, 2005 from $28.0 million for the nine months ended September 30, 2004. This change was due in part to an increase in the average CDI rate to 14.09% for the nine months ended September 30, 2005 from 11.72% for the nine months ended September 30, 2004, which led to increased financial income on higher average cash balances during the period, as well as a decrease in financial expenses due to a decrease in the debt outstanding.

Income and Social Contribution Taxes

Income and social contribution tax expenses decreased 16.0% to R$59.4 million for the nine months ended September 30, 2005 from R$70.7 million for the nine months ended September 30, 2004. The decrease was principally due to the decrease in income before taxes. Celular CRT’s effective tax rate was 36.2% and 34.9% for the nine months ended September 30, 2005 and 2004, respectively.

Net Income

As a result of the foregoing, Celular CRT recorded net income of R$104.4 million for the nine months ended September 30, 2005, compared to R$131.9 million for the nine months ended September 30, 2004.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Celular CRT’s Consolidated Results of Operations for the Year Ended December 31, 2003 and 2004

The following table sets forth certain components of Celular CRT’s income for the periods indicated.

	Year ended December 31,
	2004	2003	% Change
	(R$ millions)
Net operating revenue	1,174.3	1,032.7	13.7%
Cost of services and goods	(620.5)	(526.2)	17.9%

Gross profit	553.8	506.5	9.3%

Operating expenses:
Selling expenses	(264.9)	(171.3)	54.6%
General and administrative expense	(95.6)	(89.3)	7.1%
Other net operating (expense) income	27.3	(3.9)	n.a.

Operating income before net financial expense	220.6	242.0	-8.8%

Net financial expense	25.8	17.7	45.8%

Operating income	246.4	259.7	-5.1%

Net non-operating expenses	(7.7)	(1.2)	541.7%

Income before taxes	238.7	258.5	-7.7%

Income taxes	(56.7)	(69.1)	-17.9%

Net income	182.0	189.4	-3.9%

Net Operating Revenue

The composition of operating revenues by category of service is presented in Celular CRT’s consolidated financial statements and discussed below before deduction of valued-added and other taxes. The following table sets forth the components of Celular CRT’s operating revenues for the periods indicated, as well as the percentage change of each component from period to period.

	Year ended December 31,
	2004	2003	% Change
	(R$ millions)
Usage charges	601.7	601.6	—
Sales of handsets and accessories	291.7	221.2	31.9%
Monthly subscription charges	89.9	104.1	-13.6%
Interconnection fees	453.9	406.0	11.8%
Other	115.0	65.8	74.8%

Total gross operating revenue	1,552.2	1,398.7	11.0%

Value-added and other indirect taxes	(287.7)	(241.7)	19.0%
Sales and services discount and return of goods sold	(90.2)	(124.3)	-27.4%

Net operating revenue	1,174.3	1,032.7	13.7%

Net operating revenue increased 13.7% to R$1,174.3 million for 2004 from R$1,032.7 million for 2003. The increase in net revenues was principally due to an increase in revenues from sales of handsets and accessories, interconnection fees and other revenues.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Usage charges. Revenues from usage charges remained almost constant at R$601.7 million for 2004, compared to R$601.6 million for 2003. In 2004, the customer base increased 27.4% to 3.215 million lines in service as of December 31, 2004 from 2.523 million lines in service as of December 31, 2003, outgoing traffic increased and sales and services discounts decreased. However, these positive factors were offset by the impact of the long distance carrier selection codes implemented by Anatel in 2003, which allow customers to choose their carrier for domestic and long distance services (VC2 and VC3 calls) and international cellular calls.

Sales of handsets and accessories. Revenues from sales of handsets and accessories increased 31.9% to R$291.7 million for 2004 from R$221.2 million for 2003. This increase was mainly due to the 27.4% increase in the customer base described above, which resulted in part from promotional campaigns to acquire new customers. Celular CRT’s strategy of subsidizing a portion of handset costs to encourage growth in customers and traffic resulted in a gross loss (calculated as the difference from net operating revenues from sales of handsets and accessories minus the cost of handsets and accessories) for Celular CRT of R$107.8 million for 2004, compared to a gross gain of R$37.1 million for 2003. The gross loss for 2004 occurred due to incentives to encourage customers to replace TDMA handsets with new CDMA handsets and due to retention campaigns to face competition from a new player in the market.

Monthly subscription charges. Revenues from monthly subscription charges decreased 13.6% to R$89.9 million for 2004 from R$104.1 million for 2003. This decrease was principally due to a change in the mix of customers, with customers subject to contract representing 24.5% of the customer base as of December 31, 2004, compared to 27.2% of the customer base as of December 31, 2003. The decrease was also due to the impact of Celular CRT’s “Right Planning” loyalty program, which was introduced in May 2004 and is similar to the TCP program of the same name.

Interconnection fees. Revenues from interconnection fees increased 11.8% to R$453.9 million for 2004 from R$406.0 million for 2003. This increase was principally due to the increase in inbound calls from other start-up networks (primarily from long-distance calls) and due to the increase in Celular CRT’s pre-paid client base.

Others. Revenues from other services increased 74.8% to R$115.0 million for 2004 from R$65.8 million for 2003. The increase was principally due to the increase in Celular CRT’s customer base and an increase in the use of data services by Celular CRT’s customers, including text message services, or SMS, wireless internet services and other value-added services. The increase in the use of data services was due in part due to increases in internet access, improvements in data service tools and an increase in the number of data transmission-enabled handsets.

Value-added and other indirect taxes. Value-added and other indirect taxes increased 19.0% to R$287.7 million for 2004 from R$241.7 million for 2003. This increase occurred principally because of the increase in gross operating revenues other than from interconnection fees (which are not subject to these taxes). Value-added taxes and other indirect taxes were 18.5% of Celular CRT’s gross operating revenue in 2004, compared to 17.3% in 2003.

Sales and services discount and returns of goods sold. Discounts and returns decreased 27.4% to R$90.2 million for 2004 from R$124.3 million for 2003. The decrease was principally due to a decrease in discounts on services, partially offset by an increase in discounts on handsets and accessories, which vary according to Celular CRT’s response to competitive pressures.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Cost of Services and Goods

The following table sets forth the components of Celular CRT’s costs of services and goods sold for the periods indicated, as well as the percentage change of each component from period to period.

	Year ended December 31,
	2004	2003	% Change
	(R$ millions)
Depreciation and amortization	(162.1)	(158.7)	2.1%
Materials and services	(55.0)	(46.9)	17.3%
Interconnection charges	(27.6)	(59.2)	-53.4%
Personnel	(8.6)	(7.5)	14.7%
Rental, insurance and other related expenses	(15.8)	(17.9)	-11.7%
Cost of handsets and accessories	(304.3)	(198.5)	53.3%
Fistel and other taxes	(47.1)	(37.5)	25.6%

Cost of services and goods	(620.5)	(526.2)	17.9%

Celular CRT’s cost of services and goods increased 17.9% to R$620.5 million for 2004 from R$526.2 million for 2003. The increase was principally due to an increase in the cost of handsets and accessories and, to a lesser degree, materials and services and Fistel and other taxes. The gross profit margin (gross profit as a percentage of net operating revenues) was 47.2% for 2004, compared to 49.0% for 2003.

Depreciation and amortization. Depreciation and amortization expenses increased 2.1% to R$162.1 million for 2004 from R$158.7 million for 2003. The increase was principally due to depreciation charges from newly added infrastructure and equipment (relating to the overlay of the new CDMA network), which more than offset reductions in depreciation charges resulting from the full depreciation of certain older analog equipment.

Materials and services. Cost of materials and services increased 17.3% to R$55.0 million for 2004 from R$46.9 million for 2003. The increase was principally due to increases in the cost of third-party services such as network maintenance services as a consequence of the CDMA network overlay.

Interconnection charges. Interconnection charges decreased 53.4% to R$27.6 million for 2004 from R$59.2 million for 2003, principally because with the introduction of long-distance carrier selection codes in 2003, the costs of VC2 and VC3 long-distance calls are borne by long-distance telecommunications companies rather than cellular telecommunications companies.

Personnel. Personnel expenses increased 14.7% to R$8.6 million for 2004 from R$7.5 million for 2003. This increase was principally due to an approximate 7.5% increase in salaries consistent with inflation under the terms of a collective bargaining agreement signed in December 2003, retroactive to November 1, 2003, and due to training programs.

Rentals, insurance and other related expenses. Rentals, insurance and other related expenses decreased 11.7% to R$15.8 million for 2004 from R$17.9 million for 2003. This decrease was principally due to the favorable renegotiation of certain rental contracts and a decrease in the number of rented circuits due to the installment of Celular CRT’s own backbone network.

Cost of handsets and accessories. The cost of handsets and accessories increased 53.3% to R$304.3 million for 2004 from R$198.5 million for 2003. The increase was principally due to the increase in the volume of handsets and accessories sold, as well as incentives given to encourage customers to replace their TDMA handsets with newer CDMA handsets.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Fistel and other taxes. Fistel and other tax expenses increased 25.6% to R$47.1 million for 2004 from R$37.5 million for 2003. The increase was principally due to a 25.9% increase in the average customer base from period to period.

Operating Expenses

The following table sets forth the components of Celular CRT’s operating expenses for the periods indicated, as well as the percentage change of each component from period to period.

	Year ended December 31,
	2004	2003	% Change
	(R$ millions)
Selling expenses	(264.9)	(171.3)	54.6%
General and administrative expenses	(95.6)	(89.3)	7.1%
Other net operating (expenses) income	27.3	(3.9)	n.a.

Operating expenses	(333.2)	(264.5)	26.0%

Operating expenses increased 26.0% to R$333.2 million for 2004 from R$264.5 million for 2003. The increase resulted mainly from the increase in selling expenses in the face of aggressive competition.

Selling expenses. Selling expenses increased 54.6% to R$264.9 million for 2004 from R$171.3 million for 2003. The increase was principally due to an increase in third-party services (such as marketing, client care and call centers) necessary in a highly competitive environment and provisions for doubtful accounts. Celular CRT’s provision for doubtful accounts increased 108.6% to R$21.9 million for 2004 from R$10.5 million for 2003, principally due to the increase in the customer base in 2004. As a result of this increase, provisions for doubtful accounts were 1.4% of gross revenues for 2004, compared to 0.8% of gross revenues for 2003.

General and administrative expenses. General and administrative expenses increased 7.1% to R$95.6 million for 2004 from R$89.3 million for 2003. The increase was principally due to a R$3.4 million increase in third-party services, a R$1.9 million increase in administrative personnel costs and a R$0.9 million increase in costs of supplies.

Other net operating (expense) income. Celular CRT had other net operating income of R$27.3 million for 2004, compared to other net operating expense of R$3.9 million for 2003. The other net operating income recorded in 2004 was principally due to the recovery of expenses in the amount of R$30.9 million resulting from increased efforts to collect monies owed from dealers, as well as income from handset manufacturers’ incentives, partially offset by an increase in taxes.

Net Financial (Expense) Income

The following table sets forth the components of Celular CRT’s net financial income for the periods indicated, as well as the percentage change of each component from period to period.

	Year ended December 31,
	2004	2003	% Change
	(R$ millions)
Financial income	74.3	83.2	-10.7%
Foreign currency exchange gain and losses	23.3	111.1	-79.0%
Net losses on foreign currency derivative contracts	(43.5)	(144.9)	-70.0%
Financial expenses	(28.3)	(31.7)	-10.7%

Financial income, net	25.8	17.7	45.8%

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Celular CRT’s net financial income increased 45.8% to R$25.8 million for 2004 from R$17.7 million for 2003. This change occurred principally because net losses on foreign currency derivative contracts decreased more than foreign currency exchange gains.

Income and Social Contribution Taxes

Income and social contribution tax expenses decreased 17.9% to R$56.7 million for 2004 from R$69.1 million for 2003, principally due to the decrease in income before taxes. Celular CRT’s effective tax rate was 23.7% for 2004, compared to 26.7% for 2003. These effective tax rates include the impact of the payment of interest on shareholders’ equity, which is deductible for tax purposes and therefore lowers the effective tax rate.

Net Income

As a result of the foregoing, Celular CRT recorded net income of R$182.0 million for 2004, compared to R$189.4 million for 2003.

Celular CRT’s Consolidated Results of Operations for the Year Ended December 31, 2002 and 2003

The following table sets forth certain components of Celular CRT’s income for the periods indicated.

	Year ended December 31,
	2003	2002	% Change
	(R$ millions)
Net operating revenue	1,032.7	896.3	15.2%
Cost of services and goods	(526.2)	(456.6)	15.2%

Gross profit	506.5	439.7	15.2%

Operating expenses:
Selling expenses	(171.3)	(168.3)	1.8%
General and administrative expense	(89.3)	(83.1)	7.5%
Other net operating (expense) income	(3.9)	18.3	-121.3%

Operating income before net financial expense	242.0	206.6	17.1%

Net financial expense	17.7	7.5	136.0%

Operating income	259.7	214.1	21.3%

Net non-operating expenses	(1.2)	(3.7)	-64.9%

Income before taxes	258.5	210.4	22.8%

Income taxes	(69.1)	(62.8)	9.9%

Net income	189.4	147.6	28.3%

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Net Operating Revenue

The composition of operating revenues by category of service is presented in Celular CRT’s consolidated financial statements and discussed below before deduction of valued-added and other taxes. The following table sets forth the components of Celular CRT’s operating revenues for the periods indicated, as well as the percentage change of each component from period to period.

	Year ended December 31,
	2003	2002	% Change
	(R$ millions)
Gross operating revenue:
Usage charges	601.6	477.2	26.1%
Sales of handsets and accessories	221.2	135.2	63.6%
Monthly subscription charges	104.1	148.1	-29.7%
Interconnection fees	406.0	362.4	12.0%
Other	65.8	39.4	67.0%

Total gross operating revenue	1,398.7	1,162.3	20.3%

Value-added and other indirect taxes	(241.7)	(216.8)	11.5%
Sales and services discount and return of goods sold	(124.3)	(49.2)	152.6%

Net operating revenue	1,032.7	896.3	15.2%

Net operating revenue increased 15.2% to R$1,032.7 million for 2003 from R$896.3 million for 2002. The increase in net revenues was principally due to an increase in revenues from usage charges, sales of handsets and accessories, interconnection fees and other revenues.

Usage charges. Revenues from usage charges increased 26.1% to R$601.6 million for 2003 from R$477.2 million for 2002. This increase was principally due to the 21.4% increase in the customer base to 2.523 million lines in service as of December 31, 2003 from 2.078 million lines in service as of December 30, 2002. The increase was partially offset by the impact of the long distance carrier selection codes implemented by Anatel on July 1, 2003, which allow customers to choose their carrier for domestic and long distance services (VC2 and VC3 calls) and international cellular calls.

Sales of handsets and accessories. Revenues from sales of handsets and accessories increased 63.6% to R$221.2 million for 2003 from R$135.2 million for 2002. This increase was mainly due an increase in selling prices with the objective of minimizing the financial impact of increases in the cost of handsets and accessories, as well as increases in volumes of medium and high-bracket handsets sold compared to the previous year. Celular CRT recorded a net gain from handset and accessory sales (calculated as the difference between net operating revenues from sales of handsets and accessories and the cost of handsets and accessories) of R$37.1 million for 2003 and R$29.7 million for 2002. Generally, however, Celular CRT pursues a strategy of subsidizing a portion of handset costs to encourage growth in customers and traffic, which often results in a net loss from such sales.

Monthly subscription charges. Revenues from monthly subscription charges decreased 29.7% to R$104.1 million for 2004 from R$148.1 million for 2003. This decrease was principally due to the migration of customers subject to contract toward contracts with lower monthly subscription charges and also from migration of customers to prepaid service, which effect was partially offset by an increase in Celular CRT’s monthly subscription rates.

Interconnection fees. Revenues from interconnection fees increased 12.0% to R$406.0 million for 2003 from R$362.4 million for 2002. This increase was principally due to an increase in average interconnection fee rates, partially offset by a decrease in calls received by the network (due to the entry of a new competitor in the end of 2002) in spite of the increase in the customer base.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Others. Revenues from other services increased 67.0% to R$65.8 million for 2003 from R$39.4 million for 2002. The increase was principally due to the increase in the use of additional services, such as caller ID, data transmission services, text message services, or SMS, and services designed for corporate customers, such as voice mail and SMS services.

Value-added and other indirect taxes. Value-added and other indirect taxes increased 11.5% to R$241.7 million for 2003 from R$216.8 million for 2002. This increase was principally due to the 20.3% increase in Celular CRT’s gross operating revenues. However, value-added and other indirect taxes increased less than gross operating revenues because of a change in the composition of Celular CRT’s gross operating revenues, not all of which were subject to ICMS and other indirect taxes during the entire period. Interconnection fees, for example, are not subject to ICMS tax, and increases in our revenues from interconnection fees tend to decrease our effective indirect tax rates. Value-added taxes and other indirect taxes were 17.3% of Celular CRT’s gross operating revenue in 2003, compared to 18.7% in 2002.

Sales and services discount and returns of goods sold. Discounts and returns increased 152.6% to R$124.3 million for 2003 from R$49.2 million for 2002. The increase was principally due to an increase in discounts on services and on handsets and accessories to gain new customers in the aftermath of the start-up of operations of a new competitor in November 2002. These discounts vary according to Celular CRT’s desired response to competitive pressures. Sales and services discounts and returns of good sold represented 8.9% and 4.2%, respectively, of Celular CRT’s gross operating revenues for 2003 and 2002.

Cost of Services and Goods

The following table sets forth the components of Celular CRT’s costs of services and goods sold for the periods indicated, as well as the percentage change of each component from period to period.

	Year ended December 31,
	2003	2002	% Change
	(R$ millions)
Depreciation and amortization	(158.7)	(154.8)	2.5%
Materials and services	(46.9)	(44.7)	4.9%
Interconnection charges	(59.2)	(69.6)	-14.9%
Personnel	(7.5)	(8.7)	-13.8%
Rental, insurance and other related expenses	(17.9)	(14.9)	20.1%
Cost of handsets and accessories	(198.5)	(127.0)	56.3%
Fistel and other taxes	(37.5)	(36.9)	1.6%

Cost of services and goods	(526.2)	(456.6)	15.2%

Celular CRT’s cost of services and goods increased 15.2% to R$526.2 million for 2003 from R$456.6 million 2002. The increase was principally due to an increase in the cost of handsets and accessories, partially offset by a decrease in interconnection charges. The gross profit margin (gross profit as a percentage of net operating revenues) remained almost constant at 49.0% for 2003, compared to 49.1% for 2002.

Depreciation and amortization. Depreciation and amortization expenses increased 2.5% to R$158.7 million for 2003 from R$154.8 million for 2002. The increase was principally due to the expansion of Celular CRT’s network and support systems, which increased depreciable assets.

Materials and services. Cost of materials and services increased 4.9% to R$46.9 million for 2003 from R$44.7 million for 2002. The increase was principally due to an increase in the customer base and penetration of the network, which result in greater third-party maintenance costs, costs for rented circuits and transmission lines and other costs.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Interconnection charges. Interconnection charges decreased 14.9% to R$59.2 million for 2003 from R$69.6 million for 2002, principally because with the introduction of long-distance carrier selection codes in 2003, the costs of VC2 and VC3 long-distance calls are borne by long-distance telecommunications companies rather than cellular telecommunications companies.

Personnel. Personnel expenses decreased 13.8% to R$7.5 million for 2003 from R$8.7 million for 2002. This decrease was principally due to reductions in personnel due to synergies obtained in offering certain uniform services among all the VIVO companies.

Rentals, insurance and other related expenses. Rentals, insurance and other related expenses increased 20.1% to R$17.9 million for 2003 from R$14.9 million for 2002. This increase was principally due to the increase in Celular CRT’s customer base, which required expansion of Celular CRT’s network infrastructure, including rented sites where Celular CRT’s radio base stations are located.

Cost of handsets and accessories. The cost of handsets and accessories increased 56.3% to R$198.5 million for 2003 from R$127.0 million for 2002. The increase was principally due to the increase in handsets and accessories sold, particularly of more sophisticated handsets that increased the average price per handset.

Fistel and other taxes. Fistel and other tax expenses increased 1.6% to R$37.5 million for 2003 from R$36.9 million for 2002. The increase was principally due to the increase in the customer base, partially offset by a favorable change in the method of calculating the Fistel tax. Until mid-2003, the Fistel tax was based on monthly gross additions of clients but was changed in mid-2003 to be based on monthly net additions of clients.

Operating Expenses

The following table sets forth the components of Celular CRT’s operating expenses for the periods indicated, as well as the percentage change of each component from period to period.

	Year ended December 31,
	2003	2002	% Change
	(R$ millions)
Selling expenses	(171.3)	(168.3)	1.8%
General and administrative expenses	(89.3)	(83.1)	7.5%
Other net operating (expenses) income	(3.9)	18.3	-121.3

Operating expenses	(264.5)	(233.1)	13.5%

Operating expenses increased 13.5% to R$264.5 million for 2003 from R$233.1 million for 2002. The increase occurred primarily because Celular CRT recorded other net operating expenses in 2003, compared to other net operating income in 2002, and because of an increase in general and administrative expenses.

Selling expenses. Selling expenses increased 1.8% to R$171.3 million for 2003 from R$168.3 million for 2002. The increase was principally due to an increase in third-party services (such as marketing, client care and call center services) necessary in a highly competitive environment and in depreciation expenses related to stores, equipment and other assets, partially offset by a reduction in provisions for doubtful accounts. Celular CRT’s provision for doubtful accounts decreased 41.0% to R$10.5 million for 2003 from R$17.8 million for 2002, principally due to more effective methods of assessing the creditworthiness of customers and due to the increase in the prepaid customer base of Celular CRT. Provisions for doubtful accounts were 0.8% of gross revenues for 2003, compared to 1.5% of gross revenues for 2002.

General and administrative expenses. General and administrative expenses increased 7.5% to R$89.3 million for 2003 from R$83.1 million for 2002. The increase was principally due to a R$6.7 million increase in

PART FOUR—INFORMATION ON THE VIVO COMPANIES

administrative personnel expenses and a R$4.3 increase in depreciation expenses, partially offset by a R$6.8 million decrease in the cost of third-party services (such as consultant and transportation services) due to the renegotiation of contracts.

Other net operating (expense) income. Other net operating expense of R$3.9 million for 2003, compared to other net operating income of R$18.3 million for 2002. The expense recorded in 2003 was partly due to a R$7.3 million decrease in recovered expenses and an increase in taxes of R$1.9 million. In addition, Celular CRT’s net reversals of provisions were R$8.0 million lower in 2003 than in 2002.

Net Financial (Expense) Income

The following table sets forth the components of Celular CRT’s net financial income for the periods indicated, as well as the percentage change of each component from period to period.

	Year ended December 31,
	2003	2002	% Change
	(R$ millions)
Financial income	83.2	24.3	242.8%
Foreign currency exchange gain and losses	111.1	(223.3)	-149.8%
Gain (losses) on foreign currency derivative contracts	(144.9)	239.9	-160.4%
Financial expenses	(31.7)	(33.4)	-4.8%

Financial income, net	17.7	7.5	136.0%

Celular CRT’s net financial income increased 136.0% to R$17.7 million for 2003 from R$7.5 million for 2002. This change was due in part to the operating cash flow generated by the company, which increased average cash balances, as well as an increase in the CDI rate to 23.25% in 2003 from 19.11% in 2002, leading to higher financial income.

Income and Social Contribution Taxes

Income and social contribution tax expenses increased 10.0% to R$69.1 million for 2003 from R$62.8 million for 2002, principally due to the increase in income before taxes. Celular CRT’s effective tax rate was 26.7% and 29.8% for 2003 and 2002, respectively. These effective tax rates include the impact of the payment of interest on shareholders’ equity, which is deductible for tax purposes and therefore lowers the effective tax rate.

Net Income

As a result of the foregoing, Celular CRT recorded net income of R$189.4 million for 2003, compared to R$147.6 million for 2002.

Celular CRT’s Liquidity and Capital Resources

Sources of Funds

Celular CRT generated cash flow from operations of R$189.6 million and R$257.6 million in the nine months ended September 30, 2005 and 2004, respectively.

Celular CRT generated cash flow from operations of R$368.7 million and R$464.7 million for the year ended December 31, 2004 and 2003, respectively.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Celular CRT had net cash used in financing activities of R$99.7 million in the nine months ended September 30, 2005, compared to net cash used in financing activities of R$58.7 million in the nine months ended September 30, 2004. In the nine months ended September 30, 2005, net cash used in financing activities included loan repayments of R$84.1 million and net settlements on derivative contracts of R$20.2 million.

Celular CRT had R$133.3 million in long-term loans and financing as of September 30, 2005, compared to R$159.3 million of long-term loans and financing as of December 31, 2004. Celular CRT had R$7.3 million in short-term loans and financing as of September 30, 2005, consisting primarily of funding from financial institutions, compared to R$108.7 million in short-term loans financing as of December 31, 2004. As of September 30, 2005, Celular CRT had working capital (current assets minus current liabilities) of R$547.5 million, compared to working capital of R$415.1 million as of December 31, 2004.

We believe that Celular CRT’s available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue Celular CRT’s business strategy for the foreseeable future with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

Celular CRT’s principal uses of funds are for capital expenditures, servicing of its debt and payments of dividends to shareholders.

Capital expenditures (including capitalized interest) consumed cash flows of R$162.9 million in the nine months ended September 30, 2005, compared to R$107.0 million in the nine months ended September 30, 2004. Capital expenditures (including capitalized interest) consumed cash flows of R$204.3 million in 2004, R$142.7 million in 2003 and R$112.0 million in 2002. Capital expenditures were as set forth in the table below.

	Nine months ended September 30,
	2005	2004
	(R$ millions, unaudited)
Switching equipment	27.3	39.3
Transmission equipment	93.7	40.0
Information Technology	2.3	—
Others	39.6	27.7

Total capital expenditures	162.9	107.0

Repayment of debt consumed cash flows of R$84.1 million and R$67.4 million in the nine months ended September 30, 2005 and 2004, respectively. Repayment of debt consumed cash flows of R$101.6 million in 2004, R$110.4 million in 2003 and R$55.7 million in 2002. Net settlements of derivative contracts provided cash flows of R$20.2 million in the nine months ended September 30, 2005 but represented a use of cash of R$8.8 million in the nine months ended September 30, 2004.

Celular CRT paid only minimal dividends and interest on shareholders’ equity in the nine months ended September 30, 2005 and 2004 because those payments are typically recorded in the fourth quarter. Celular CRT paid dividends and interest on shareholders’ equity of R$56.1 million in 2004, R$30.5 million in 2003 and R$35.7 million in 2002.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Debt

As of September 30, 2005, Celular CRT’s total debt position was as follows:

Debt	Amount outstanding as of September 30, 2005
(R$ millions, unaudited)
Financing from banks	140.2
Interest	0.5
Total long-term debt, excluding the short-term portion	133.3
Short-term debt	7.3
Total debt	140.6

Celular CRT’s long-term debt as of September 30, 2005 matures in accordance with the following schedule. The table below represents only the long-term debt as of September 30, 2005 and does not include the short-term portion of long-term debt as of September 30, 2005, which is included in short-term debt in the table above.

Year Ending December 31,	Principal amount
(R$ millions, unaudited)
2007	133.3

As of September 30, 2005, Celular CRT’s total debt was R$140.6 million, all of which was denominated in U.S. dollars (U.S.$63.3 million) and therefore exposed to currency fluctuations. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, Celular CRT has entered into over-the-counter derivatives transactions with international and domestic financial institutions. In the nine months ended September 30, 2005, Celular CRT’s derivatives positions produced a loss of R$24.9 million, which was offset by the R$40.7 million of exchange gains on Celular CRT’s foreign currency-denominated debt. As of September 30, 2005, Celular CRT had derivative contracts that covered amounts in excess of its foreign currency-denominated debt.

Celular CRT is exposed to interest rate risk as a consequence of its floating rate debt. As of September 30, 2005, approximately 100% of Celular CRT’s interest-bearing liabilities bore interest at floating rates, namely LIBOR.

Some of the debt agreements of Celular CRT contain cross-default provisions, restrictions on changes of control and restrictive covenants relating to the incurrence of indebtedness. Financial ratios involve (1) interest coverage ratios and (2) debt to capital ratios. As of September 30, 2005, Celular CRT was in compliance with its restrictive covenants. See note 12 to Celular CRT’s unconsolidated financial statements included in this prospectus.

Off-Balance Sheet Arrangements

As of September 30, 2005, there were no off-balance sheet arrangements. Celular CRT’s majority-owned subsidiary is included in its consolidated financial statements. Celular CRT does not have any interests in, or relationships with, any special purpose entities that are not reflected in its consolidated financial statements.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Contractual Obligations and Commercial Commitments

The following table represents Celular CRT’s consolidated contractual obligations and commercial commitments as of December 31, 2004:

	Payments due by period in millions of reais
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 years
Contractual obligations:
Long-term debt(1)	268.0	107.1	160.9	0.0	0.0
Capital lease obligations	—	—	—	—	—
Operating leases	480.9	48.6	95.7	94.0	242.6
Unconditional purchase obligations(2)	169.5	168.2	1.3	0.0	0.0
Other long-term obligations	32.0	14.1	17.9	0.0	0.0

Total contractual cash obligations	950.4	338.0	275.8	94.0	242.6

(1)	Not including future interest payments on debt or payments under foreign currency derivatives. We are unable to determine future interest payments because Celular CRT’s debt bears interest at floating rates, and we cannot accurately predict future interest or foreign currency rates. See the discussion above regarding the nature of Celular CRT’s debt and certain related derivative contracts.
(2)	These obligations relate to improvements to the network.

Total contractual obligations as of September 30, 2005 were R$685.7 million. This reduction was mainly caused by a decrease in long-term debt and unconditional purchase obligations.

U.S. GAAP Reconciliation

Celular CRT prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Net income for the nine months ended September 30, 2004 and 2005 was R$123.0 million and R$105.6 million, respectively, under U.S. GAAP, compared to net income of R$131.9 million and R$104.4 million, respectively, under Brazilian GAAP. Under U.S. GAAP, net income was R$52.8 million in 2002, R$283.3 million in 2003 and R$169.0 million in 2004, compared to net income of R$147.6 million in 2002, R$189.4 million in 2003 and R$182.0 million in 2004 under Brazilian GAAP.

Shareholders’ equity was R$971.5 million as of December 31, 2003, R$1,065.2 million at December 31, 2004 and R$1,228.9 million as of September 30, 2005 under U.S. GAAP, compared to shareholders’ equity of R$954.9 million as of December 31, 2003, R$1,061.6 million as of December 31, 2004 and R$1,224.2 million as of September 30, 2005 under Brazilian GAAP.

See note 19 to Celular CRT’s unaudited consolidated financial statements and note 31 to Celular CRT’s audited consolidated financial statements for a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to Celular CRT and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

Celular CRT’s Quantitative and Qualitative Disclosures About Market Risk

Celular CRT is exposed to market risk from changes in both foreign currency exchange rates and interest rates. Celular CRT is exposed to foreign currency exchange risk because certain of its costs (mostly interest on debt, capital expenditures and the purchase of handsets) are all or partially denominated in currencies (primarily the U.S. dollar) other than those in which Celular CRT earns revenues (primarily the real). Similarly, Celular CRT is subject to market risk resulting from changes in interest rates that may affect the cost of its financing.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

Celular CRT has entered into derivative instruments, such as foreign currency swaps, to manage the exchange rate risk. Celular CRT does not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

The principal foreign exchange rate risk faced by Celular CRT arises from its U.S. dollar-denominated indebtedness. At September 30, 2005, Celular CRT had U.S.$63.3 million of indebtedness denominated in U.S. dollars. Celular CRT’s revenues are earned almost entirely in reais, and Celular CRT has no material U.S. dollar-denominated assets, except for its derivative contracts. As of September 30, 2005, all of Celular CRT’s U.S. dollar-denominated indebtedness and other foreign exchange liabilities were covered by derivative agreements. Under those derivative agreements, Celular CRT’s subsidiary’s U.S. dollar-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the CDI rate.

Celular CRT’s foreign currency-denominated obligations produced a gain of R$40.9 million in the nine months ended September 30, 2005, a gain of R$23.3 million in 2004, a gain of R$111.1 million in 2003 and a loss of R$223.3 million in 2002. This was offset by Celular CRT’s derivatives, which produced a loss of R$62.1 million in the nine months ended September 30, 2005, a loss of R$43.5 million in 2004, a loss of R$144.9 million in 2003 and a gain of R$239.9 million in 2002. The unrealized gain, net of unrealized costs on foreign exchange derivatives contracts was R$12.5 million and R$66.9 million at December 31, 2004 and 2003 respectively. At December 31, 2002, the unrealized gain, net of unrealized costs on foreign exchange derivatives contracts was R$243.0 million.

The potential loss to Celular CRT over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1,000 basis points in the foreign exchange applicable to financial assets and liabilities at September 30, 2005 would be approximately R$14.1 million. On the other hand, Celular CRT’s derivative instruments would have a gross gain of R$14.1 million. Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate at September 30, 2005 of R$2.2222 to U.S.$1.00, which would represent a devaluation of the real of R$0.2222. We then assumed that this unfavorable currency move would be sustained from September 30, 2005 through September 30, 2006. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments, net of derivative instruments.

Interest Rate Risk

Celular CRT is exposed to interest rate risk as a result of investments of cash and cash equivalents, mainly in short-term real-denominated instruments. At September 30, 2005, this amount totaled R$419.3 million.

Additionally, Celular CRT is exposed to interest rate risk as a consequence of its floating rate debt in U.S. dollars and due to the nature of its derivative agreements, whereby its U.S. dollar-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI. At September 30, 2005, Celular CRT had R$140.7 million in loans and financing outstanding, all of which bore interest at floating rates. Celular CRT has not entered into derivative contracts or made other arrangements to hedge against this risk. Thus, if interest rates rise, then its financing expenses will probably increase. Celular CRT continuously monitors interest rates to determine whether it should enter into derivative arrangements to protect against this risk.

PART FOUR—INFORMATION ON THE VIVO COMPANIES

The potential gain to Celular CRT over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities at September 30, 2005 would be approximately R$2.5 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points increase in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars. As a result, Celular CRT’s interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

PART FIVE—THE MERGER

Reasons for the Merger

We believe that the merger will enable us to:

•	align the interests of the shareholders of TCP, of its subsidiary TCO, and of TLE, TSD and Celular CRT, which are all currently under common control;

•	provide you with securities that we expect will enjoy greater market liquidity than the securities you currently hold;

•	simplify the shareholding and organizational structure of the VIVO business and expand its shareholder base; and

•	take advantage of important synergies among the companies, which are already operating under a common brand name, “VIVO.”

See “Part Two: Summary—Terms of the Merger—Purposes of and Reasons for the Merger” for more information on the reasons for the merger and why we selected this transaction structure.

Effects of the Merger

See “Part Two: Summary—Terms of the Merger—Effects of the Merger on TCP, the Targets and Their Affiliates” and “—Effects of the Merger on Unaffiliated Shareholders” for a discussion of the benefits and actual or potential adverse effects of the merger on TCP, the Targets, their affiliates and unaffiliated shareholders.

Background for the Merger

Privatization of Telebrás

Before its privatization in 1998, Telebrás and its operating subsidiaries, which we refer to collectively as the “Telebrás system,” held a near monopoly over the provision of public telecommunications services in Brazil. In 1995, the Brazilian federal government began a comprehensive reform of Brazil’s telecommunications regulatory system.

In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás system.

In January 1998, in preparation for the restructuring and privatization of the Telebrás system, the cellular telecommunications operations of the Telebrás system were spun off into separate companies. In May 1998, the Telebrás system was restructured to form, in addition to Telebrás, 12 new holding companies. Virtually all of the assets and liabilities of Telebrás’s operating subsidiaries were allocated to the new holding companies, which we refer to as the New Holding Companies. The New Holding Companies, together with their respective subsidiaries, consisted of (1) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies that provide cellular services; (2) three wireline holding companies, each in one of three wireline regions, holding one or more operating companies that provide local and intraregional long distance services; and (3) Embratel Participações S.A., a holding company of Empresa Brasileira de Telecomunicações S.A.—Embratel.

TCP, TCO, TLE and TSD were New Holding Companies. In connection with the reorganization of the Telebrás system:

•	TCP was allocated all of the share capital held by Telebrás in Telesp Celular, one of the cellular operating companies that provided cellular telecommunications services in the state of São Paulo;

•	TCO was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided cellular telecommunications service in the western concession region formerly known as Area 7;

•	TLE was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided cellular telecommunications services in the states of Bahia and Sergipe; and

•	TSD was allocated all of the share capital held by Telebrás in one of the cellular operating companies that provided cellular telecommunications services in the states of Rio de Janeiro and Espírito Santo.

PART FIVE—THE MERGER

In July 1998, as part of its restructuring and privatization plan, the Brazilian federal government sold substantially all of its common shares of the New Holding Companies to private sector buyers.

Privatization of Companhia Riograndense de Telecomunicações

In connection with the reorganization of Companhia Riograndense de Telecomunicações, the government of the state of Rio Grande do Sul sold to Telefónica S.A., or Telefónica, both the fixed line and cellular telecommunications operations, which were then split on June 25, 1998, resulting in the organization and spin off of Celular CRT, the operator that provided cellular telecommunications services in the state of Rio Grande do Sul.

Ownership of TCP, TCO, TLE, TSD and Celular CRT After the Privatization

TCP and its Subsidiaries

The federal government’s shares of TCP were purchased by Portelcom Participações S.A., or Portelcom, a consortium comprised of Portugal Telecom S.A., or Portugal Telecom, which owned 64.2% of Portelcom, and Telefónica, which owned the remaining 35.8% of the shares in Portelcom. In July 1998, Portelcom acquired 51.8% of the common stock of TCP. In 2000, Portugal Telecom increased its participation in TCP to 85.1% of the common shares and 17.7% of the preferred shares through a public tender offer and a later capital increase of TCP.

In November 2000, after the approval of Anatel, Telefónica effected a stock swap transaction with Portugal Telecom involving their participations in Telesp Celular and Telecomunicações de São Paulo S.A.-TELESP, known as Telesp. In the stock swap transaction, Telefónica swapped 35.8% of its direct and indirect stake in Portelcom for Portugal Telecom’s 23% indirect stake in SP Telecomunicações Holding. SP Telecomunicações Holding was a consortium of Portugal Telecom and Telefónica Móviles that invested in fix telecommunications. As a consequence of such stock swap transaction, Telefónica Móviles exited from its investment in Portelecom and Portugal Telecom exited form its investment in SP Telecomunicações Holding. This transaction increased Portugal Telecom’s participation in Telesp Celular from 36.2% to 41.2%.

In September 2002, TCP undertook a R$2.5 billion capital increase. After this capital increase, Portugal Telecom’s participation in TCP increased to 93.7% of the voting shares, 49.8% of the preferred shares and 65.1% of the total capital.

On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a cellular services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law. In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, is managed by Portugal Telecom and Telefónica Móviles on an equal basis.

In December 2002, Portugal Telecom and Telefónica Móviles transferred to Brasilcel all their direct and indirect interests in TCP, TCO, TLE, TSD and Celular CRT.

As of September 30, 2005, TCP was controlled by Brasilcel (57.23% of our total capital stock) and Portelcom (8.86% of our total capital stock). Portelcom is a direct and indirect wholly owned subsidiary of Brasilcel.

Telesp Celular has been a wholly owned subsidiary of TCP since a corporate restructuring in January 2000.

Global Telecom was formed to acquire a B Band cellular concession in the states of Paraná and Santa Catarina, known as Area 5. In April 1998, Global Telecom won the concession for Area 5 and, after building out its network, began commercial operations in December 1998. In February 2001, TCP acquired an 81.61% indirect economic interest in Global Telecom through the acquisition of 49% of the voting shares and 100% of the non-voting shares of each of three holding companies that collectively held 95% of the voting shares and

PART FIVE—THE MERGER

100% of the non-voting shares of Global Telecom. The remaining 5% of Global Telecom’s voting shares were held by another investor who, upon authorization from Anatel in July 2001, sold them to the three holding companies. On December 11, 2002, after all of the TCP operators had switched over to the SMP regime, Anatel approved TCP’s acquisition of the remaining capital stock of the three holding companies, and TCP acquired the remaining portion of those three holding companies on December 27, 2002. On March 31, 2003, after a restructuring process, TCP became the direct holder of 100% of the capital stock of Global Telecom.

On April 25, 2003, TCP acquired 61.1% of the total common shares (including treasury shares) of TCO from Fixcel S.A., or Fixcel. On October 9, 2003, TCP launched a tender offer for the remaining common shares of TCO in compliance with Brazilian law, and TCP acquired 74.2% of the available outstanding common shares pursuant to that tender offer.

On October 8, 2004, TCP purchased preferred shares of TCO representing 32.8% of TCO’s total preferred shares pursuant to a public tender offer through an auction on the São Paulo Stock Exchange. In July 2005, TCP acquired additional voting capital stock of TCO in a capital increase. See “Part Four: Information on the VIVO Companies—Recent Developments.”

The following table provides a summary of TCP’s purchases of TCO’s shares in the past three years.

Period	Common shares				Preferred shares
	Number of shares purchased(1)	Price			Number of shares purchased(1)	Price
		High	Low	Average		High	Low	Average
		(reais)				(reais)
2003
First quarter	—	—	—	—	—	—	—	—
Second quarter	25,752,136	58.46	58.46	58.46	—	—	—	—
Third quarter	—	—	—	—	—	—	—	—
Fourth quarter	10,735,274	50.20	50.20	50.20	—	—	—	—
2004
First quarter	704,586	25.47	25.47	25.47	—	—	—	—
Second quarter	2,386	13.50	13.50	13.50	—	—	—	—
Third quarter	—	—	—	—	—	—	—	—
Fourth quarter	—	—	—	—	28,084,178	32.10	32.10	32.10
2005
First quarter	—	—	—	—	—	—	—	—
Second quarter	—	—	—	—	—	—	—	—
Third quarter	2,966,415	20.56	20.56	20.56	—	—	—	—
Fourth quarter	—	—	—	—	—	—	—	—

(1)	Amounts reflect retroactively the reverse stock split completed in May 2005. See “Part Four: Information on the VIVO Companies—Recent Developments.”

As a result of these transactions, TCP now holds 90.6% of TCO’s common shares, 32.8% of TCO’s preferred shares and 52.5% of TCO’s total capital stock.

TCO and its Subsidiaries

The federal government’s shares of TCO were purchased by Splice do Brasil Telecomunicações e Electronica S.A., or Splice, through BID S.A., its subsidiary at the time.

PART FIVE—THE MERGER

Telebrasília, Telegoiás, Telemat, Telems, Teleron and Teleacre were formed on January 5, 1998 by spinning off the cellular telecommunications operations of various operating subsidiaries of Telebrás. Telebrasília merged into TCO on April 26, 2002.

On October 19, 1998, Tele Centro Oeste/Inepar, a consortium comprised of Inepar S.A. Indústria e Construções and TCO, was awarded a license to provide cellular telecommunications services in the northwestern concession area formerly known as Area 8. On May 21, 1999, TCO acquired 45% of Tele Centro Oeste/Inepar from Inepar, increasing its holding in the consortium to 95%. Upon acquiring control, TCO renamed Tele Centro Oeste/Inepar “Norte Brasil Telecom S.A.,” or NBT, and registered it as a non-publicly held company.

On November 21, 2000, SPLICE IP S.A. was formed as a closed corporation. TCO held 100% of its preferred shares and Splice held 99.99% of its common shares. As of March 5, 2001, the control of SPLICE IP S.A. passed to TCO when TCO bought 99.99% of the common shares from Splice and renamed the entity TCO IP S.A.

In 2000 and 2001, TCO conducted tender offers for the remaining publicly held common and preferred shares of Telegoiás, Telemat, Telems, Teleron and Teleacre. Although these tender offers are complete, from time to time TCO voluntarily repurchases small numbers of publicly held shares.

On December 31, 2001, Splice transferred all of its shares of BID S.A. to Fixcel. Fixcel sold its interest in TCO to TCP in April 2003, as described in “—TCP and its Subsidiaries” above.

TLE and its Subsidiaries

As noted above, when the cellular telecommunications businesses of the operating subsidiaries of Telebrás were spun off as individual companies, TLE received all the capital stock held by Telebrás in the subsidiaries that provided cellular telecommunication services in the states of Bahia and Sergipe, namely, Telebahia Celular and Telergipe Celular.

In July 1998, the federal government sold almost all of its common shares in the holding companies resulting from the spin-off, including those of TLE, which were purchased by a consortium formed by Iberdrola Investimentos Sociedade Unipessoal Ltda., an investment company controlled by Iberdrola S.A. and Telefónica Internacional S.A., a subsidiary of Telefónica.

On May 17, 1999, Iberoleste Participações S.A. purchased 3.07% of Telebahia’s capital stock and 6.54% of Telergipe’s capital stock in a tender offer. In February 2000, Telefónica and Iberdrola transferred their shares to Iberoleste, maintaining their same percentage interest in the consortium.

On April 5, 2001, Telefónica purchased all the capital stock directly and indirectly held by the Iberdrola Group in TLE.

In 2002 Telefónica transferred to Brasilcel all its interests in TLE.

On October 8, 2004, Avista Participações Ltda., a subsidiary of Brasilcel, purchased common shares of TLE representing 10.0% of TLE’s total common shares and preferred shares of TLE representing 29.51% of TLE’s total preferred shares pursuant to a public tender offer through an auction on the São Paulo Stock Exchange. In July 2005, Brasilcel and its affiliates acquired additional voting capital stock of TLE in a capital increase. See “Part Four: Information on the VIVO Companies—Recent Developments.”

PART FIVE—THE MERGER

As a result of these transactions, Brasilcel now holds 68.72% of TLE’s common shares, 40.95% of TLE’s preferred shares and 50.67% of TLE’s total capital stock.

TSD and its Subsidiaries

As noted above, when the cellular telecommunications businesses of the operating subsidiaries of Telebrás were spun off as individual companies, TSD received all the capital stock held by Telebrás in the subsidiaries that provided cellular telecommunication services in the States of Rio de Janeiro and Espírito Santo, namely, Telerj Celular and Telest Celular, respectively.

In July 1998, the federal government sold almost all of its common shares in the holding companies resulting from the spin-off, including those of TSD, which were purchased by a consortium formed by Telefónica Internacional S.A., Iberdrola Investimentos Sociedade Unipessoal Ltda., NTT Mobile Communications Network, Inc. and Itochu Corporation.

In May 2000, Telefónica acquired 67.51% of TSD’s capital stock through an exchange offer. On April 5, 2001, Telefónica purchased from the Iberdrola group, with the authorization of Anatel, 7% of the capital stock of Sudestecel Participações S.A., a holding company that controlled TSD.

In 2002 Telefónica transferred to Brasilcel all its interests in TSD.

On October 8, 2004, Avista Participações Ltda. purchased common shares of TSD representing 3.27% of TSD’s total common shares and preferred shares of TSD representing 4.89% of TSD’s total preferred shares pursuant to a public tender offer through an auction on the São Paulo Stock Exchange. In July 2005, Brasilcel and its affiliates acquired additional voting capital stock of TSD in a capital increase. See “Part Four: Information on the VIVO Companies—Recent Developments.”

As a result of these transactions, Brasilcel now holds 92.01% of TSD’s common shares, 90.27% of TSD’s preferred shares and 91.03% of TSD’s total capital stock.

Celular CRT

Cellular telecommunications services were first offered in the state of Rio Grande do Sul in December 1992 by a business unit of CRT – Companhia Riograndense de Telecomunicações. The fixed and cellular operations of CRT were split on June 25, 1998, and the cellular operations were spun off as Celular CRT.

On May 4, 1999, Celular CRT obtained its registration as a publicly-held company with the CVM for the trading of its shares on the over-the-counter market organized by Sociedade Operadora do Mercado de Ativos—SOMA, starting on May 17, 1999. On September 8, 1999, Celular CRT registered with the Extremo Sul Stock Exchange and Bovespa, pursuant to the applicable laws. The main shareholder of Celular CRT was the state of Rio Grande do Sul. In 1996, the state of Rio Grande do Sul sold part of its stake in Celular CRT to Telefónica. In 1998, the remaining stake of the state of Rio Grande do Sul was sold to Telefónica. In 1999, Portugal Telecom subscribed a share capital increase of Celular CRT.

In 2002, the shares owned by PT Móveis—Serviços de Telecomunicações, SGPS and Telefónica were transferred to Brasilcel.

On October 8, 2004, Avista Participações Ltda. purchased common shares of Celular CRT representing 4.48% of Celular CRT’s total common shares and preferred shares of Celular CRT representing 23.44% of Celular CRT’s total preferred shares pursuant to a public tender offer through an auction on the São Paulo Stock

PART FIVE—THE MERGER

Exchange. In July 2005, Brasilcel and its affiliates acquired additional voting capital stock of Celular CRT in a capital increase. See “Part Four: Information on the VIVO Companies—Recent Developments.”

As a result of these transactions, Brasilcel now holds 90.57% of Celular CRT’s common shares, 51.47% of Celular CRT’s preferred shares and 68.77% of Celular CRT’s total capital stock (excluding treasury shares).

VIVO

TCP, TCO, TLE, TSD and Celular CRT are all controlled by Brasilcel and have been operating under the brand name “VIVO” since April 2003. The common commercial strategy of VIVO is to increase customer base as well as revenues, by acquiring new customers as well as maintaining distribution channels.

In particular, VIVO’s current strategy focuses on improving its relationship with its best customers, as well as growing in order to benefit from the market potential. VIVO intends to pursue this strategy through technological diversification, the maintenance of a customer-driven strategy aimed at achieving a balance between competitive pricing and quality service, and market segmentation in order to better tailor its commercial efforts.

VIVO’s strategy also focuses on managing its business prudently and achieving consistency in its results by adapting to the unique competitive environment of each individual region in which it operates. Ultimately, VIVO pursues a balance of growth and profitability, in order to maintain its margins within manageable levels and avoid loss of value.

According to data published by Anatel, VIVO has 36.1% of the total market in Brazil and 45.9% of the total market in its authorized areas, with 28.8 million users as of September 30, 2005. Its operations cover an area with approximately 135 million inhabitants, or 73% of the Brazilian population.

Upon the completion of the merger of shares of TCO and the merger of companies of each of TLE, TSD and Celular CRT with TCP, TCP will be renamed “Vivo Participações S.A.” and will be the holding company of TCO and of the subsidiaries of TLE, TSD and Celular CRT.

Merger

On December 4, 2005, the board of executive officers (diretorias) of TCP, TCO, TLE, TSD and Celular CRT signed a Protocol of Merger of Shares and Merger of Companies and Instrument of Justification containing the terms and conditions of the merger and outlining the reasons for the merger of shares of TCO and the merger of companies of TLE, TSD and Celular CRT, with TCP. On the same date, the boards of directors (conselhos de administração), of TCP and of each of TCO, TLE, TSD and Celular CRT approved the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification.

On December 4, 2005, the board of auditors (conselhos fiscais) of TCP and of each of TCO, TLE, TSD and Celular CRT reviewed the terms and conditions of the merger in separate meetings and issued favorable opinions with respect to the merger.

On December 5, 2005, TCP, TCO, TLE, TSD and Celular CRT published notices of extraordinary meetings of their respective voting shareholders to approve the merger.

Extraordinary general shareholders’ meetings to approve the merger are scheduled for February 22, 2006.

Because the VIVO companies are under common control and are guided by a common management team, employees of TCP, TCO, TLE, TSD and Celular CRT have been involved in preparing for and implementing the

PART FIVE—THE MERGER

merger in the ordinary course of their work, including personnel from the planning, investor relations, finance, accounting and legal departments. This work has included preparation of disclosure for this prospectus and preparation of materials relating to the mergers for disclosure in accordance with Brazilian law. Similarly, officers of the Targets may have been involved in the preparation and implementation of the merger to the extent they are also officers of TCP.

Terms of the Merger

General

The merger must be approved at separate extraordinary general meetings of the shareholders of TCP and of each of TCO, TLE, TSD and Celular CRT scheduled to be held on February 22, 2006.

The completion of the merger of shares of TCO with TCP, and of the merger of companies of TLE, TSD and Celular CRT into TCP is contingent upon the approval at the shareholder meetings of holders of at least 50% plus one of the aggregate TCP common shares and preferred shares that are present at a duly convened extraordinary general shareholders’ meeting, and holders of at least 50% plus one of the aggregate common shares of TCO, TSD and Celular CRT, respectively. The completion of the merger of TLE with TCP is contingent upon the approval at the shareholder meetings of holders of at least 50% plus one of the aggregate TCP common shares and preferred shares that are present at a duly convened extraordinary general shareholders’ meeting, and holders of at least 50% plus one of the aggregate common shares and preferred shares of TLE. The holders of preferred shares of TCP and TLE will be entitled to vote on the transaction because those shares currently have voting rights due to the nonpayment of dividends. See “Part Six: Shareholder Rights—Information About Historical Dividend Payments—TCP” and “—TLE.”

If the merger is approved:

•	TCO will become a wholly owned subsidiary of TCP, and TLE, TSD and Celular CRT will merge with and into TCP with TCP as the surviving company;

•	holders of common shares of TCO and direct holders of preferred shares of TCO will receive 3.0830 common shares or preferred shares of TCP for each common share or preferred share, respectively, they hold without any further action by those holders; holders of ADSs of TCO will receive 3.0830 ADSs of TCP for each ADS they hold in the manner described in “—Receipt of Shares and ADSs of TCP”;

•	holders of common shares of TLE and direct holders of preferred shares of TLE will receive 3.8998 common shares or preferred shares of TCP for each common share or preferred share, respectively, they hold without any further action by those holders; holders of ADSs of TLE will receive 3.8998 ADSs of TCP for each ADS they hold in the manner described in “—Receipt of Shares and ADSs of TCP”;

•	holders of common shares of TSD and direct holders of preferred shares of TSD will receive 3.2879 common shares or preferred shares of TCP for each common share or preferred share, respectively, they hold without any further action by those holders; holders of ADSs of TLE will receive 3.2879 ADSs of TCP for each ADS they hold in the manner described in “—Receipt of Shares and ADSs of TCP”; and

•	holders of common shares or preferred shares of Celular CRT will receive 7.0294 common shares or preferred shares of TCP for each common share or preferred share, respectively, they hold without any further action by those holders; Celular CRT does not have and ADS program.

Brasilcel holds, directly and indirectly, 92.51% of the common shares and 50.02% of the preferred shares of TCP, representing 66.09% of TCP’s total voting shares, and has represented to TCP that it and its subsidiaries will vote the shares of TCP they hold in favor of the merger.

PART FIVE—THE MERGER

TCP holds 90.59% of the voting common shares of TCO, and it intends to vote the shares of TCO it holds in favor of the merger.

Brasilcel also holds, directly and indirectly, 68.72% of the common shares and 40.95% of the preferred shares of TLE, representing 50.67% of TLE’s total voting shares, 92.01% of the voting common shares of TSD and 90.57% of the voting common shares of Celular CRT, and has represented to TCP that it and its subsidiaries will vote the shares of TLE, TSD and Celular CRT they hold in favor of the merger.

Brasilcel and its subsidiaries will hold no less than 89.03% of TCP’s common shares after the merger, assuming that none of the common shareholders of TCP, TCO, TLE and Celular CRT, and none of the common and preferred shareholders of TSD, exercises appraisal rights in connection with the merger.

Under the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, governing the merger, TCP will undergo a capital increase in the amount of R$2,631,136,636.01 as a result of the merger, from R$6,670,152,498.26 to R$9,301,289,134.27, assuming that common shareholders of TCP, TCO, TLE and Celular CRT, and common and preferred shareholders of TSD do not exercise appraisal rights in connection with the merger. The agreements also provide that Celular CRT’s preferred shares held in treasury will be transferred to TCP in connection with the merger. The Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, which is filed as exhibit to the registration statement of which this prospectus is a part, is incorporated by reference into this prospectus.

Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, regulations permit the acquiror of a publicly held company to capitalize the tax benefits arising from the amortization of goodwill generated in the acquisition of that company, so long as preemptive rights are extended to the other shareholders of the publicly held company in connection with the capital increase. At the time of the merger, any rights previously held by TCP, in connection with its existing investment in TCO, or by certain controlling shareholders, in the case of TLE and Celular CRT, to capitalize credits of such companies will remain in effect. As a result, upon the merger TCP will retain its prior rights to capitalize its credits in TCO and such controlling shareholders will acquire the right to use their credits in future capital increases of TCP. See the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, which is incorporated herein by reference. See “Part Seven: Additional Information for Shareholders—Where You Can Find More Information” for instructions on how to obtain copies of this document.

There are no conditions to the completion of the merger of shares of TCO with TCP or the merger of companies of each of TLE, TSD and Celular CRT into TCP other than shareholder approval by both TCP, on the one side, and TCO, TLE, TSD and Celular CRT, respectively, on the other side.

The approval of the merger by the CVM is not a condition to the merger. However, the CVM has the authority to suspend the shareholders’ meetings for up to 15 days if it believes such a suspension is necessary to enable it to analyze the transaction and verify that it does not breach applicable laws and regulations. See “Part Three: Risk Factors—Risks Relating to the Merger—The CVM, the Brazilian securities regulator, may suspend for up to 15 days the shareholders’ meetings scheduled to approve the merger.”

PART FIVE—THE MERGER

Date, Time and Place of the Meeting

The extraordinary general shareholders’ meeting of each of TCP, TCO, TLE, TSD and Celular CRT is scheduled to be held as follows:

February 22, 2006

2 p.m., local time

Telesp Celular Participações S.A.

Av. Roque Petroni Júnior, 1464

04707-000 - São Paulo, SP

Brazil

Tele Centro Oeste Celular Participações S.A.

SCS - Quadra 2, Bloco C, 226

Edifício Telebrasília Celular, 7º andar

70302-916 - Brasília, DF

Brazil

Tele Sudeste Celular Participações S.A.

Praia de Botafogo, 501

Torre Corcovado, 7º andar

22250-040 - Rio de Janeiro, RJ

Brazil

Tele Leste Celular Participações S.A.

Av. Roque Petroni Júnior, 1464

04707-000 - São Paulo, SP

Brazil

Celular CRT Participações S.A.

Rua José Bonifácio, 245, Farroupilha

90040-130 - Porto Alegre, RS

Brazil

Under the Brazilian corporation law, you may be required to show documents proving your identity to gain admittance to the meeting, provided you are entitled to attend the meeting. If you grant a proxy to someone to act for you at the meeting, your proxy will be required to show original or certified copies of the documents that grant him or her powers of representation. The proxy must be deposited at the head office of TCP, TCO, TLE, TSD or Celular CRT, as the case may be, no later than 2 p.m., local time, two days before the applicable meeting and may be revoked in accordance with the Brazilian corporation law.

TCP

•	If you hold common shares, you may attend and vote at the TCP meeting.

•	If you hold preferred shares, you may attend and vote at the TCP meeting.

•	If you hold ADSs, you are not entitled to attend the TCP meeting, but you may communicate your voting instructions to the TCP depositary.

PART FIVE—THE MERGER

TCO

•	If you hold common shares, you may attend and vote at the TCO meeting.

•	If you hold preferred shares, you may attend the TCO meeting, but you may not vote.

•	If you hold ADSs, you are not entitled to attend or vote at the TCO meeting.

TLE

•	If you hold common shares, you may attend and vote at the TLE meeting.

•	If you hold preferred shares, you may attend and vote at the TLE meeting.

•	If you hold ADSs, you are not entitled to attend the TLE meeting, but you may communicate your voting instructions to the TLE depositary.

TSD

•	If you hold common shares, you may attend and vote at the TSD meeting.

•	If you hold preferred shares, you may attend the TSD meeting, but you may not vote.

•	If you hold ADSs, you are not entitled to attend or vote at the TSD meeting.

Celular CRT

•	If you hold common shares, you may attend and vote at the Celular CRT meeting.

•	If you hold preferred shares, you may attend the Celular CRT meeting, but you may not vote.

We have set a record date of December 19, 2005 for purposes of holders of TCP or TLE ADSs who wish to instruct the applicable depositary how to vote the preferred shares underlying those ADSs. That is, holders of ADSs of TCP or TLE as of the close of business on December 19, 2005 may instruct the applicable depositary how to vote the preferred shares underlying the ADSs they held on that date. A voting instruction form is available to holders of TCP or TLE ADSs from the applicable depositary. If you are a TCP or TLE ADS holder and you do not receive a voting instruction form, you may call The Bank of New York toll-free at 1-888-BNY-ADRS or contact The Bank of New York at 101 Barclay Street, New York, NY 10286. Your voting instructions must be received by The Bank of New York prior to 3:00 p.m., New York City time, on February 16, 2006. Any revocation of your voting instructions must be in writing and must be received by the time indicated in the preceding sentence.

There is no record date for purposes of determining direct holders of common shares of TCP or the Targets or preferred shares of TCP or TLE entitled to vote. Abstentions are counted for purposes of establishing a quorum but are not counted as votes for or against any matter voted on at a meeting.

Neither TCP nor any of its affiliates is requesting that you send it a proxy. Because Brasilcel and TCP hold a majority of the voting shares of each of the companies involved in the merger, the vote of the unaffiliated shareholders is not needed in order to approve the transaction.

Receipt of Shares and ADSs of TCP

If the merger is approved, each common share or preferred share:

•	of TCO will become 3.0830 common shares or preferred shares, respectively, of TCP;

•	of TLE will become 3.8998 common shares or preferred shares, respectively, of TCP;

•	of TSD will become 3.2879 common shares or preferred shares, respectively, of TCP; and

•	of Celular CRT will become 7.0294 common shares or preferred shares, respectively, of TCP,

in each case without any action by you. Because the common shares and preferred shares of TCP are book-entry shares, an entry or entries will be made in the share registry of TCP to evidence the common shares or preferred shares received in the merger. Neither you nor any other person will receive certificates evidencing common shares or preferred shares of TCP.

PART FIVE—THE MERGER

Holders of ADSs representing preferred shares will receive:

•	3.0830 ADSs representing preferred shares of TCP in the merger for each ADS of TCO they hold;

•	3.8998 ADSs representing preferred shares of TCP in the merger for each ADS of TLE they hold; and

•	3.2879 ADSs representing preferred shares of TCP in the merger for each ADS of TSD they hold,

in each case in the manner described in “—Delivery of TCP ADRs” below.

Although the merger will be effective by operation of law once the requisite shareholder approvals have been obtained, the common and preferred shares of TCP, TCO, TLE, TSD and Celular CRT will continue to trade on the São Paulo Stock Exchange under their existing ticker symbols until the later of:

•	the end of the period for the exercise of appraisal rights by those shareholders to whom appraisal rights are available (which period will end not less than 30 days after publication of the minutes of the extraordinary general shareholders’ meetings called to approve the merger, as described in “—Appraisal or Dissenters’ Rights” below); and

•	the end of the period during which management of TCP is permitted pursuant to the Brazilian corporation law to unwind the merger. Under the Brazilian corporation law, if management of TCP believes that the total value of the appraisal rights exercised by shareholders of the Targets may put at risk the financial stability of New TCP, management may, within 10 days after the end of the appraisal rights period, call a general meeting of shareholders to unwind the merger.

During the period described above, the ADSs of TCP, TCO, TLE and TSD will continue to trade on the New York Stock Exchange under their existing ticker symbols.

TCP has already agreed with the São Paulo Stock Exchange that once such transitional period has elapsed, those shares will trade under the ticker symbol for TCP’s common shares, “VIVO3,” and the ticker symbol for TCP’s preferred shares, “VIVO4,” respectively. TCP will apply to list the TCP ADSs to be received by holders of TCO, TLE and TSD ADSs on the New York Stock Exchange, and all the ADSs of TCP are expected to trade under the symbol “VIV.”

Delivery of TCP ADRs

Important Note: Celular CRT does not have an ADS program, and no holder of Celular CRT common shares or preferred shares will receive TCP ADRs.

Holders of ADSs representing preferred shares:

•	of TCO will receive 3.0830 ADSs representing preferred shares of TCP for each TCO ADS they hold;

•	of TLE will receive 3.8998 ADSs representing preferred shares of TCP for each TLE ADS they hold; and

•	of TSD will receive 3.2879 ADSs representing preferred shares of TCP for each TSD ADS they hold.

After the merger becomes effective and the end of the period for the exercise of appraisal rights, where applicable (see “—Appraisal or Dissenters’ Rights”), TCP will deposit with a custodian for The Bank of New York, as depositary under each of the TCO, TLE and TSD ADS programs, the TCP preferred shares issuable in respect of the ADSs of TCO, TLE or TSD then held in that program. The Bank of New York, as depositary, will deposit those TCP preferred shares with the custodian for The Bank of New York, as depositary under the TCP ADS program, and instruct that depositary to cause to be issued and to deliver, subject to payment of the fees and

PART FIVE—THE MERGER

expenses of that depositary under the TCP deposit agreement, as described below, ADSs representing those TCP preferred shares to the depositary for the ADS program of TCO, TLE or TSD, as the case may be. When the TCP ADSs are received in the ADS program of each of TCO, TLE and TSD, the ADSs of each of TCO, TLE and TSD will represent a right to receive TCP ADSs.

If you hold TCO, TLE or TSD ADSs indirectly through a broker or other intermediary, you will automatically receive your new TCP ADSs upon payment of the depositary’s fees and expenses as provided in each of the TCO, TLE and TSD deposit agreements, as described below.

If you hold ADSs directly as a registered holder, you must, in addition to paying the fees and expenses required to be paid under the applicable Target deposit agreement and TCP deposit agreement as described below, also surrender your ADRs to the depositary. Registered holders of TCO, TLE and TSD ADSs will be provided with the necessary forms, including a letter of transmittal substantially in the form filed as Exhibit 99.1 to the registration statement of which this prospectus is a part, which will contain instructions on how to surrender their ADRs representing ADSs to the depositary. If you do not receive the necessary forms, you may call The Bank of New York toll-free at 1-888-BNY-ADRS or contact The Bank of New York at 101 Barclay Street, New York, NY 10286. Upon surrender of those ADRs, the depositary will deliver the TCP ADSs to the registered holders of former TCO, TLE and TSD ADSs (and cash in lieu of any fractions as described in “—Fractional Shares and ADSs”).

If you hold ADSs of TCO, TLE or TSD, you will have to pay the fees of the depositary of TCO, TLE or TSD, as the case may be, in accordance with the applicable deposit agreement for the cancellation each ADS of TCO, TLE or TSD that you hold in connection with the merger. These cancellation fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCO, TLE or TSD you hold. You will also have to pay the ADS issuance fees of the TCP depositary in accordance with the TCP deposit agreement for each TCP ADS issued to you in connection with the merger. These issuance fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCP to be issued to you. Given the exchange ratios of TCP ADSs to be received for each ADS of TCO, TLE or TSD that you hold, the maximum ADS cancellation and issuance fees you will have to pay to the depositaries for each ADS of TCO, TLE or TSD that you hold are set forth below:

Target ADS	Maximum ADS cancellation and issuance fees payable in connection with the merger for each ADS held
TCO	US$0.20415
TLE	0.24499
TSD	0.214395

You will also have to pay any applicable stock transfer taxes with respect to the cancellation of your TCO, TLE or TSD ADSs or the issuance of TCP ADSs to you.

If you are a holder of common shares, preferred shares or ADSs of TCP, you will continue to hold those securities after the merger.

Termination of Target ADS Programs

The Bank of New York, as depositary under the ADS program of each TCO, TLE and TSD, at the direction of TCO, TLE and TSD, intends to mail notice to the owners of all outstanding ADRs of TCO, TLE and TSD in accordance with the deposit agreements of TCO, TLE and TSD to terminate those deposit agreements and ADS programs after the merger becomes effective and the period for the exercise of appraisal rights (where applicable) has elapsed.

The terms of the ADSs of TCP that will be received in connection with the merger are described in “Part Six: Shareholder Information—Description of American Depositary Shares.”

PART FIVE—THE MERGER

Fractional Shares and ADSs

If you hold common shares or preferred shares of TCO, TLE, TSD or Celular CRT and the product of the applicable exchange ratio and the number of common shares or preferred shares of TCO, TLE, TSD or Celular CRT you hold is not a whole number, the number of TCP common shares or preferred shares you will receive in the merger will be rounded down to the largest whole number. We will auction on the open market the fractional TCP common shares or preferred shares to which you would otherwise be entitled. You will receive cash in lieu of any fractional TCP common shares or preferred shares you are entitled to receive based on the net proceeds (after deducting applicable fees and expenses, including the fees charged by the São Paulo Stock Exchange and the CBLC (Companhia Brasileira de Liquidação e Custódia) of 0.027% and 0.0008% respectively, and the sales commissions charged by the brokerage firms that TCP will hire) from the sale on the São Paulo Stock Exchange of the aggregate number of fractional entitlements to TCP common shares and preferred shares.

If you hold ADSs of TCO, TLE or TSD and the product of the applicable exchange ratio and the number of ADSs of TCO, TLE or TSD you hold is not a whole number, the number of TCP ADSs you will receive in the merger will be rounded down to the largest whole number. The depositary under the ADS program of TCO, TLE or TSD, as the case may be, will sell on the open market the fractional TCP ADS to which you would otherwise be entitled. You will receive cash in lieu of any fractional TCP ADS you are entitled to receive based on the net proceeds (after deducting applicable fees and expenses, including sales commissions) from the sale on the New York Stock Exchange of the aggregate number of fractional entitlements to TCP ADSs.

Payments for interests in fractional TCP ADSs will be available to registered holders approximately five business days after the applicable depositary completes sales of aggregated fractional TCP ADSs on the New York Stock Exchange. Cash payments in respect of fractional TCP ADSs will not be available until the applicable depositary has completed sales of aggregated portions and all those trades have been settled.

You do not have to pay in cash any fees or commissions to us, or to the depositary, for the sale of your fractional common shares, preferred shares or ADS since fees and expenses will have already been deducted from any amounts you receive.

Appraisal or Dissenters’ Rights

Holders of record of common shares of TCP, TCO, TLE, TSD and Celular CRT, and holders of record of preferred shares of TCP and TSD at the close of business on December 2, 2005 are entitled to appraisal rights in connection with the merger.

In accordance with the Brazilian corporation law, since the exchange ratios of 3.0830 for TCO, 3.8998 for TLE and 3.2879 for TSD common shares and preferred shares (and ADSs) set forth in the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification (see “—Terms of the Merger”) are lower than the exchange ratios of 3.5844 for TCO, 4.8744 for TLE and 4.2863 for TSD calculated based on the market value of shareholders’ equity, as described below under “—Valuation Reports of Planconsult,” the shareholders of TCO, TLE and TSD on the record date have the right to choose to receive an amount in cash equal to the greater of shareholders’ equity per share in accordance with Brazilian GAAP and the market value of shareholders’ equity per share. Since the exchange ratio of 7.0294 for Celular CRT common shares and preferred shares set forth in the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification is higher than the exchange ratio of 6.7258 calculated based on the market value of shareholders’ equity, the Celular CRT shareholders on the record date have the right to receive an amount in cash equal to the shareholders’ equity per share in accordance with Brazilian GAAP.

PART FIVE—THE MERGER

Therefore, holders of common shares of Celular CRT, TCO, TLE and TSD, and holders of preferred shares of TSD on the record date will have the right to choose to receive, instead of the TCP common shares or preferred shares, as the case may be, an amount in cash as described in the table below:

		Shareholders’ Equity in Accordance With Brazilian GAAP (1)	Market Value of Shareholders’ Equity (1)(2)
		(reais per share)
TCO	the greater of	21.80	18.38
TLE	the greater of	33.18	24.99
TSD	the greater of	22.31	21.97
Celular CRT		37.50

(1)	Calculated as of September 30, 2005 or, if the shareholder so demands, on the basis of a new balance sheet that is as of a date within 60 days of the extraordinary general shareholders’ meeting called to approve the merger.
(2)	Market value of shareholders’ equity is determined in accordance with the special methodology described in “—Valuation Reports of Planconsult.”

Holders of record of TCP common shares and preferred shares at the close of business on December 2, 2005 also have the right to choose to receive an amount in cash equal to R$6.52 per share, the shareholders’ equity per share of TCP in accordance with Brazilian GAAP, calculated as of September 30, 2005.

If you have appraisal rights, your appraisal rights will lapse no less than 30 days after publication of the minutes of the extraordinary general shareholders’ meeting called to approve the merger. TCP will file an English translation of these minutes, which will specify the last date for the exercise of appraisal rights, with the U.S. Securities and Exchange Commission as a Report on Form 6-K. If you have appraisal rights with respect to voting shares, you cannot exercise those appraisal rights if you vote in favor of the merger.

If you hold TCP or TSD ADSs, you will not be able to exercise appraisal rights. Even if you held those ADSs on December 2, 2005, the holder of the preferred shares underlying those ADSs on that date was the applicable depositary’s custodian, and the custodian will not exercise appraisal rights on your behalf.

Holders of preferred shares of TCO, TLE and Celular CRT and holders of TCO and TLE ADSs are not entitled to appraisal or dissenters’ rights in connection with the merger under Brazilian law.

The total shareholders’ equity of each of the companies as of September 30, 2005 used to calculate the shareholders’ equity per share amounts that may be received by certain shareholders upon the exercise of appraisal rights, as described above, was as follows:

Company	Shareholders’ Equity as of September 30, 2005
TCP	R$	4,315,766,402
TCO		2,835,326,030
TLE		320,029,960
TSD		2,048,695,003
Celular CRT		1,224,158,787

These amounts were based on unconsolidated financial statements as of and for the nine months ended September 30, 2005 of each of TCP, TCO, TLE, TSD and Celular CRT (which may be updated to a date within 60 days before the meetings at the request of a shareholder) prepared in accordance with Brazilian GAAP to comply with statutory requirements in Brazil.

PART FIVE—THE MERGER

Valuation Reports of Planconsult

Planconsult Planejamento e Consultoria Ltda., or Planconsult, has been engaged by each of TCP, TCO, TLE, TSD and Celular CRT to determine the market value of the net equity (shareholders’ equity, or assets minus liabilities) of TCP and each of TCO, TLE, TSD and Celular CRT for purposes of Article 264 of Brazilian Law No. 6,404/76. The valuation reports are subject to the considerations and limitations set forth in the reports. The full valuation reports for each of these companies are contained in Exhibits 2.3.1, 2.3.2, 2.3.3, 2.3.4 and 2.3.5 to the registration statement on Form F-4 of which this prospectus is a part. Copies of these exhibits may be obtained as described in “Part Seven: Additional Information for Shareholders—Where You Can Find More Information.” The description of the Planconsult valuation reports set forth below is qualified in its entirety by reference to the full text of the reports.

In preparing its valuation reports, Planconsult:

•	read the balance sheets as of September 30, 2005 furnished by TCP and each of TCO, TLE, TSD and Celular CRT;

•	interviewed management of TCP and each of TCO, TLE, TSD and Celular CRT and reviewed documentation furnished by those companies with respect to the aging of accounts receivable and accounts payable, credit controls, derivatives with respect to indebtedness and other matters;

•	analyzed each asset and liability account on the balance sheets of TCP and each of TCO, TLE, TSD and Celular CRT and, based on that analysis, adjusted each account to market value;

•	calculated the tax effects of those adjustments that represented a capital gain or loss that would be deductible for tax purposes; and

•	based on those adjustments and calculations, calculated the market value of the net equity of TCP and each of TCO, TLE, TSD and Celular CRT.

In adjusting the asset and liability accounts of each of the companies to market value, Planconsult used the following methodology:

•	for fixed assets, Planconsult generally obtained records from each company regarding its fixed assets, performed a limited physical inspection of certain of the assets, calculated the estimated replacement value of the assets, estimated the useful lives of the assets and used these estimates to calculate the market value of the assets, except for certain assets of low economic value, which were valued based on their book values;

•	for most other tangible assets and liabilities, Planconsult either:

•	determined the aging of the account from information provided by the applicable company and calculated the present value of the account using a discount rate equal to the cost of capital of the VIVO companies, obtained from TCP and each of TCO, TLE, TSD and Celular CRT, adjusted for the relative inflation rates in Brazil and the United States; or

•	where applicable, determined that the book value approximated the market value; and

•	for the investments of TCP and each of TCO, TLE, TSD and Celular CRT in their operating subsidiaries, Planconsult calculated the net equity of those subsidiaries based on balance sheets for those subsidiaries as of September 30, 2005 and adjusted accordingly the amounts recorded as equity investments in those subsidiaries by TCP and each of TCO, TLE, TSD and Celular CRT.

In rendering its reports, Planconsult relied exclusively on the market value of tangible assets and liabilities and did not assess the market value of intangible assets, including goodwill. In addition, Planconsult did not assess the validity of any liens or encumbrances on the companies’ assets or take any such liens and encumbrances into consideration in rendering its report.

PART FIVE—THE MERGER

In preparing its reports, Planconsult relied upon the truthfulness, completeness and accuracy of the information obtained from TCP and each of TCO, TLE, TSD and Celular CRT without independent verification. Planconsult did not conduct any general legal, accounting or other due diligence investigation in connection with the preparation of the reports. Planconsult did not evaluate the future profitability of TCP or any of TCO, TLE, TSD or Celular CRT, nor did it independently verify any of the factors used in calculating the cost of capital of the VIVO companies that Planconsult obtained from TCP and each of TCO, TLE, TSD and Celular CRT in order to calculate the present value of certain assets and liabilities. In addition, the valuation reports delivered by Planconsult do not constitute an audit report on the financial statements used in preparing those reports.

Neither the independent auditors of TCP, TCO, TLE, TSD and Celular CRT, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information used to prepare the valuation reports, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, this prospective financial information. The independent auditors’ reports included or incorporated by reference in this registration statement relate to the historical financial information of the respective companies, do not extend to the prospective financial information and should not be read to do so.

The Planconsult valuation reports do not address the underlying business decision by TCP to engage in the proposed corporate reorganization and do not constitute a recommendation to TCP, each of TCO, TLE, TSD and Celular CRT, or their respective shareholders with respect to the transaction.

Based on these assumptions and qualifications, Planconsult concluded that the market value of the net equity of each of the companies as of September 30, 2005 was as follows:

Company	Market Value of Net Equity as of September 30, 2005
TCP	R$	3,395,399,889.45
TCO		2,390,078,454.51
TLE		240,997,096.12
TSD		2,017,851,499.43
Celular CRT		1,125,472,314.35

If the exchange ratios used to determine the common shares and preferred shares to be received by shareholders of TCO, TLE, TSD and Celular CRT, and the ADSs of TCP to be received by ADS holders of TCO, TLE and TSD in the proposed transaction had been calculated solely based upon the market value of the net equity of the companies, as calculated by Planconsult, the exchange ratios would have been as follows:

Company	Hypothetical Exchange Ratios If Such Ratios Had Been Calculated Using the Market Value of Net Equity of the Companies as of September 30, 2005
TCO	3.5844
TLE	4.8744
TSD	4.2863
Celular CRT	6.7258

Planconsult provides valuation services to several large telecommunications companies and has over twenty-five years of experience in assisting major companies in Brazil in several industries. Planconsult has also acted as an advisor in privatization transactions in Brazil and has experience in providing technical and financial due diligence services. Planconsult was selected to prepare the valuation reports based on its experience in preparing such reports and other factors. Planconsult will be paid a fee by TCP, and TCP has agreed to reimburse Planconsult’s expenses.

PART FIVE—THE MERGER

The valuation reports described above are available for inspection or copying at the principal executive offices of TCP and the Targets set forth in “Part Seven: Additional Information for Shareholders” during their regular business hours by any interested holder of shares or ADSs of the Targets or by any representative of any such holder that has been so designated in writing. See “Part Seven: Additional Information for Shareholders.”

Mailing of Prospectus

We will mail the prospectus to record holders of common shares and preferred shares of each of TCO, TLE, TSD and Celular CRT who are residents of the United States and whose names appear on our shareholder list. We will mail the prospectus to record holders of ADSs of TCO, TLE and TSD whose names appear on the list of record holders of ADSs maintained by the TCO, TLE and TSD depositaries and will also furnish the prospectus to brokers, banks and similar persons who are listed as participants in a clearing agency’s security position listing for subsequent transmission to beneficial owners of ADSs of TCO, TLE and TSD.

In addition, this prospectus serves as an information statement to provide information about the merger to holders of common shares, preferred shares and ADSs of TCP, which holders will continue to hold the same securities after the merger. We will mail the prospectus, as an information statement, to record holders of common shares and preferred shares of TCP who are residents of the United States and whose names appear on our shareholder list. We will mail the prospectus to record holders of ADSs of TCP whose names appear on the list of record holders of ADSs maintained by the TCP depositary and will also furnish the prospectus to brokers, banks and similar persons who are listed as participants in a clearing agency’s security position listing for subsequent transmission to beneficial owners of ADSs of TCP.

Brokerage Commissions

You do not have to pay any brokerage commissions in connection with the merger if you have your shares of TCO, TLE, TSD or Celular CRT registered in your name. If your securities are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the merger. If you hold ADSs of TCO, TLE or TSD, you will have to pay the fees and expenses described in “—Receipt of Shares and ADSs of TCP—Delivery of TCP ADRs” in connection with the merger.

Accounting Treatment of the Merger

Under Brazilian GAAP, the body of accounting principles we use to prepare our consolidated financial statements, the merger will be accounted for at book value. Under U.S. GAAP, since TCP and each of the Targets have been under common control since December 27, 2002, the exchange of shares of TCP for common and preferred shares of the Targets held directly or indirectly by Brasilcel will be accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the assets acquired and the liabilities assumed in the merger, to the extent of the proportionate interests in the Targets under common control, will be accounted for based on the historical carrying values of the assets and liabilities of each of the Targets, as would be reflected in the consolidated financial statements of Brasilcel. The proportionate interests in each of the Targets acquired from shareholders unrelated to the controlling shareholders will be accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. Under the purchase method of accounting, the pro rata assets acquired and liabilities assumed are recorded at their fair values, and any excess of purchase price over the related fair value of net assets acquired is accounted for as goodwill. The financial statements of New TCP presented after the merger will retroactively reflect the combination of TCP and the Targets to the extent of the proportionate interests in the Targets under common control since December 27, 2002, in accordance with Brazilian GAAP and U.S. GAAP.

PART FIVE—THE MERGER

Certain Information on the Parent Companies of TCP and the Targets

The following chart shows the simplified corporate structure of TCP, the Targets and their parent companies as of December 4, 2005.

Telefónica
T 100%
Telefónica Internacional
T 71.0%
T 21.4%
Telefónica Móviles
C 50.0%
Portugal Telecom*
C 100%
C 50.0%
PT Móveis
C= Common Shares
P = Preferred Shares
T = Total Capital
Brasilcel
T 100%
Ptelecom Brasil
T 39.9%
T 60.1%
Portelcom Participações
C 69.1%
P 50.0%
T 57.2%
C 23.4%
P 0.0%
T 8.9%
TCP
C 90.6%
P 32.8%
T 52.5%
TCO
T 100%
T 100%
Sudestecel Participações
Tagilo Participações
T 100%
Avista Participações
C 54.3%
P 5.0%
T 22.3%
C 3.1%
P 3.5%
T 3.4%
C 1.4%
P 2.9%
T 2.4%
C 9.9%
P 29.5%
T 22.6%
TLE
T 100%
T 100%
Sudestecel Participações
Tagilo Participações
T 100%
Avista Participações
C 58.8%
P 0.0%
T 25.5%
C 21.8%
P 72.5%
T 50.5%
C 8.4%
P 12.8%
T 10.9%
C 3.1%
P 4.9%
T 4.1%
TSD
T 100%
T 73.3%
Sudestecel Participações
T 22.9%
TBS Celular Participações
T 100%
Avista Participações
C 65.8%
P 0.9%
T 29.1%
C 20.5%
P 25.4%
T 23.3%
C 4.2%
P 23.4%
T 15.1%
Celular CRT

* Portugal Telecom directly holds one share, or less 0.01%, of Brasilcel. That share is included in the percentage held by PT Móveis shown on this chart.

PART FIVE—THE MERGER

Avista Participações

Avista Participações is incorporated under the laws of Brazil under the name Avista Participações Ltda. The principal business of Avista Participações is as a holding company for a portion of Brasilcel’s investment in TLE, TSD and Celular CRT. Its principal executive offices are located at Av. Roque Petroni Junior, 1464, 6º Andar, Lado B—Morumbi, São Paulo, SP, Brazil, 04707-000. Its telephone number is 011-55-11-5105-1155.

Brasilcel

Brasilcel is a joint venture of Telefónica Móviles, on the one hand, and Portugal Telecom and PT Móveis, on the other, and is managed on an equal basis by those companies. Brasilcel was created pursuant to a strategic agreement signed by Portugal Telecom and Telefónica Móviles in January 2001 to create a cellular services company in Brazil that would aggregate all of the parties’ investments in cellular telecommunications businesses in Brazil to the extent permitted under Brazilian law. After receiving regulatory approval, the Telefónica group and the Portugal Telecom group contributed the shares of several cellular communications companies to Brasilcel in December 2002. See “—Background for the Merger” and “—Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs of TCO, TLE, TSD and Celular CRT—Transactions and Arrangements—Joint Venture Agreement.” Brasilcel holds controlling interests, directly and indirectly, in TCP, TCO, TLE, TSD and Celular CRT. Brasilcel is incorporated under the laws of The Netherlands under the name Brasilcel N.V. Its corporate domicile is located at Strawiskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands.

Portelcom Participações

Portelcom Participações is incorporated under the laws of Brazil under the name Portelcom Participações Ltda. The principal business of Portelcom Participações is as a holding company for a portion of Brasilcel’s investment in TCP. Its principal executive offices are located at Av. Roque Petroni Junior, 1464, 6º Andar, Lado B—Morumbi, São Paulo, SP, Brazil, 04707-000. Its telephone number is 011-55-11-5105-1155.

Portugal Telecom

Portugal Telecom is a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Republic of Portugal under the name Portugal Telecom, SGPS, S.A. The principal business of Portugal Telecom is, through its subsidiaries, the provision of wireline services, including fixed lines, data and business solutions and internet related services; cellular telecommunications services in Portugal and Brazil; multimedia services, including TV programming, film distribution and screening, newspaper publishing and distribution, radio programming and cable internet; and sale of telecommunications equipment. Its principal executive offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300, Lisbon, Portugal. Its telephone number is 011-351-21-500-1701.

PT Móveis

PT Móveis is a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Republic of Portugal under the name PT Móveis, SGPS, S.A. PT Móveis is a subsidiary of TMN. The principal business of PT Móveis is as a holding company for Portugal Telecom’s investment in Brasilcel and in Medi Telecom, which provides cellular telecommunications services in Morocco. Its principal executive offices are located at Avenida Álvaro Pais, 02, 1649-041, Lisbon, Portugal. Its telephone number is 011-351-21-791-4400.

PTelecom Brasil

PTelecom Brasil is incorporated under the laws of Brazil under the name PTelecom Brasil Ltda. The principal business of PTelecom Brasil is as a holding company for a portion of Brasilcel’s interest in Portelcom Participações, which holds a portion of Brasilcel’s interest in TCP. Its principal executive officers are located at Av. Roque Petroni Junior, 1464, 6º Andar, Lado B — Morumbi, São Paulo, SP, Brazil, 04707-000. Its telephone number is 011-55-11-5105-1155.

PART FIVE—THE MERGER

Sudestecel Participações

Sudestecel Participações is incorporated under the laws of Brazil under the name Sudestecel Participações Ltda. The principal business of Sudestecel Participações is as a holding company for a portion of Brasilcel’s investment in TLE, TSD and Celular CRT. Its principal executive offices are located at Av. Roque Petroni Junior, 1464, 6º Andar, Lado B—Morumbi, São Paulo, SP, Brazil, 04707-000. Its telephone number is 011-55-11-5105-1155.

Tagilo Participações

Tagilo Participações is incorporated under the laws of Brazil under the name Tagilo Participações Ltda. The principal business of Tagilo Participações is as a holding company for a portion of Brasilcel’s investment in TLE and Tele Sudeste Celular Participações S.A. Its principal executive offices are located at Av. Roque Petroni Junior, 1464, 6th Floor—Morumbi, São Paulo, SP, Brazil, 04707-000. Its telephone number is 011-55-11-5105-1155.

TBS Celular Participações

TBS Celular Participações is incorporated under the laws of Brazil under the name TBS Celular Participações Ltda. The principal business of TBS Celular Participações is as a holding company for a portion of Brasilcel’s investment in Celular CRT. Its principal executive offices are located at Av. Roque Petroni Junior, 1464, 6º Andar, Lado B—Morumbi, São Paulo, SP, Brazil, 04707-000. Its telephone number is 011-55-11-5105-1155.

Telefónica

Telefónica is incorporated under the laws of Spain under the name Telefónica, S.A. The principal business of Telefónica is, through its subsidiaries, the provision of fixed line and cellular telecommunications services, data transmission services and audiovisual content and media services in Spain, Latin America and other regions. Its principal executive offices are located at Gran Vía, 28, 28013, Madrid, Spain. Its telephone number is 011-34-91-584-0306.

Telefónica Internacional

Telefónica Internacional is incorporated under the laws of Spain under the name Telefónica Internacional S.A. Telefónica Internacional is a subsidiary of Telefónica. The principal business of Telefónica Internacional is, through its subsidiaries, the provision of fixed line telecommunications services in Latin America. Its principal executive offices are located at Gran Vía 28, 7th Floor, Madrid, Spain, 28013. Its telephone number is 011-34-91 362-6607.

Telefónica Móviles

Telefónica Móviles is incorporated under the laws of Spain under the name Telefónica Móviles, S.A. Telefónica Móviles is a subsidiary of Telefónica, S.A. Telefónica Móviles, S.A. is a holding company that provides cellular telecommunications services through subsidiaries and investments in Spain, Morocco and Latin America. Telefónica Móviles manages all the cellular assets of the Telefónica Group. Its principal executive offices are located at C/ Goya, 24, 28001, Madrid, Spain. Its telephone number is 011-34-91-423-4400.

TMN

TMN is a limited liability holding company, organized under the laws of the Republic of Portugal under the name TMN—Telecomunicações Móveis Nacionais S.A. TMN is a subsidiary of Portugal Telecom. The principal

PART FIVE—THE MERGER

business of TMN is the provision of cellular telecommunications services in Portugal. Its principal executive offices are located at Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal. Its telephone number is 011-351-21 791-4400.

Directors and Executive Officers

The name, business address, business telephone number, principal occupation and recent business history of the directors and executive officers of these companies and of TCO, TLE and Celular CRT are set forth in Annex A to this prospectus. The name, business address, business telephone number, principal occupation and recent business history of the directors and executive officers of TCP are set forth under “—Management” below.

During the last five years, TCP has not, and, to the knowledge of TCP, none of TCO, TLE, TSD, Celular CRT, any of the direct and indirect shareholders described above or any of the persons listed on Annex A hereto has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Management

A description of TCP’s management is set forth below.

Board of Directors

Our administration consists of a board of directors and a board of executive officers. Our shareholders elect the members of the board of directors. The board of directors should maintain a number of members ranging from 3 to 12, each serving a three-year term. The board currently consists of nine members. The term of office of the current members of the board of directors will expire at the ordinary general meeting of shareholders to be held by April 2006, except for António Gonçalves de Oliveira, representative of minority shareholders, whose term will expire in April 2007. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

The following are the current members of our board of directors and their respective positions.

Name	Position
Fernando Xavier Ferreira	Chairman
Carlos Manuel de Lucena e Vasconcellos Cruz	Vice Chairman
Shakhaf Wine	Director
Félix Pablo Ivorra Cano	Director
Ignacio Aller Mallo	Director
Luis Paulo Reis Cocco	Director
Luiz Kaufmann	Director
Henry Philippe Reichstul	Director
António Gonçalves de Oliveira	Director

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Set forth below are brief biographical descriptions of the directors.

Fernando Xavier Ferreira, born on February 13, 1949, is currently Chief Executive Officer of Telecomunicações de São Paulo S.A. and SP Telecomunicações Holding Ltda. Mr. Ferreira is the Chairman of the Supervisory Board of Telecomunicações de São Paulo S.A. and serves as Vice-Chairman of the Board of Directors and Chief Executive Officer of Telefónica Data Brasil Holding S.A. Mr. Ferreira is also a member of the Boards of Directors of Telefónica Internacional S.A. and Telefónica Móviles. Mr. Ferreira is the Chairman of the Supervisory Board of Brasicel and Chairman of the Board of Directors of TCP, TCO, TLE, TSD and Celular CRT. He is also currently the Chief Executive Officer of the Telefónica Group in Brazil and is also a member of the Board of Directors of, among other companies, Telefónica Móviles and Brasilcel. During 1998, Mr. Ferreira served as a member of Anatel. From 1995 to 1998, he was General Director of Telebrás and President of the board of directors of Embratel and Telesp. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in Electrical Engineering from the Catholic University of Rio de Janeiro, Brazil. Mr. Ferreira is a Brazilian citizen, and his current business address is at Rua Martiniano de Carvalho, 851, 01321-001 São Paulo, SP, Brazil.

Shakhaf Wine, born on June 13, 1969, has been the President of Portugal Telecom Brasil S.A. since April 2005, a Director of Portugal Telecom since March 2003, and a member of the Board of Directors of Brasilcel since February 2004, of TCP, TCO, TLE, TSD and Celular CRT since March 2004, and of Universo Online S.A. since June 2003. Mr. Wine is also the President of the Audit Committee of Brasilcel. Mr. Wine was a Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International from 1998 to 2003. Additionally, he was Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. Previously Mr. Wine was a foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. He holds a degree in Economics from the Catholic University of Rio de Janeiro, Brazil. Mr. Wine is a Brazilian citizen, and his current business address is at Praia de Botafogo, 501, 7º andar, Torre Corcovado, 22250-0040, Rio de Janeiro, RJ, Brazil.

Félix Pablo Ivorra Cano, born on July 1, 1946, has been a member of the Board of Directors of TCP, TCO, TLE, TSD and Celular CRT since February 1999. Mr. Ivorra currently is the President of the Board of Directors of Telefónica Móviles and serves on the Board of Directors of Telecomunicações de São Paulo S.A, Brasilcel, Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A. Mr. Ivorra has been Chief Executive Officer of Telerj, Telest, Telebahia and Telergipe from 1999 until 2003, Chief Executive Officer of Celular CRT S.A. from 2001 to 2003, and a Member of the Board of Directors of Telemat, Teleacre, Telems, NBT, Teleron, TCO IP S.A. and Telegoiás since 2003. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escuela Técnica Superior de Engeneria—ETSI in Madrid, and a post–graduate degree in Business Administration from the Instituto Católico de Administração de Empresas–ICADE, also in Madrid. Mr. Cano is a Spanish citizen, and his current business address is at C/ Goya, 24, 28001, Madrid, Spain.

Ignacio Aller Mallo, born on December 1, 1945, is a member of the Board of Directors of Telefónica Móviles México, S.A. de C.V., Brasilcel, TCP, TCO, TLE, TSD and Celular CRT. Mr. Aller has served as Chief

PART FIVE—THE MERGER

Operating Officer of Telefónica Móviles since 2003 and has held several positions at Telefónica de España since 1967. Mr. Mallo is a Spanish citizen, and his current business address is at C/ Goya, 24, 28001, Madrid, Spain.

Carlos Manuel de Lucena e Vasconcellos Cruz, born on September 9, 1957, is currently President and Chief Executive Officer of PT Investimentos Internacionais, S.A., PT Móveis and PT Asia, and has been the Chief Executive Officer of Portugal Telecom Investimentos Internacionais–Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004. He has been a member of the Board of Directors of PT Corporate–Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003. He was Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004, Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004, Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004, Chairman of the Board of Directors of PT Contact – Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004 and Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004. Mr. Cruz has been a member of the Board of Directors of Brasilcel since December 2002, Vice Chairman of the Board of Directors of TCP since 2001, and a member of the Board of Directors of TCO, TLE, TSD and Celular CRT since 2003. Mr. Cruz was also Chairman and Chief Executive Officer of Telesp Celular from May 2001 until May 2002 and President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001. Mr. Cruz was an adjunct professor of Universidade Católica Portuguesa and the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa, or the Higher Education Institute for Labor and Corporate Sciences), Portugal, for post–graduate courses and the MBA Program from 2000 until 2001. From 1985 to 1999, Mr. Cruz held various positions with Dun & Bradstreet Corporation and its affiliates. Mr. Cruz holds a degree in business from the I.S.C.T.E. and a post–graduate degree in Management from D.S.E. (the German Foundation for International Development), Germany. Mr. Cruz is a Portuguese citizen, and his current business address is at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal.

Luis Paulo Reis Cocco, born on July 23, 1968, is a member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. and a member of the Board of Directors and of the Audit Committee of Brasilcel. Mr. Cocco is a member of the Board of Directors of PT Móveis—Serviços Telecomunicações, S.A., PT Ventures, SGPS, S.A., PT Brasil S.A., TCP, TCO, TLE, TSD and Celular CRT, ICDL Brasil Certificadora, S.A., Mobitel, S.A., Telecomunicações Públicas de Timor, S.A., PT Prime Tradecom, S.A. and Tradecom SGPS, S.A. From February 2004 to March 2005, Mr. Cocco was Chief Financial Officer of Portugal Telecom Investimentos Internacionais, S.A. Between 2003 and 2004, he was General Director for Planning, Control and Finance of PT Comunicações, S.A., PT Prime, S.A. and PTM.COM, S.A., and General Director for Resources, Planning, IT and Finance of PT Prime, S.A. Between 2000 and 2002, Mr. Cocco was President and Chief Executive Officer (2001-2002) and Chief Financial Officer (2000-2001) of PT Prime Tradecom, S.A. Before joining Portugal Telecom in May 2000, Mr. Cocco had been Vice President of Santander Investment S.A. in Portugal since February 1998. Previous to that Mr. Cocco worked for McKinsey and Company from 1991 to 1993 and from 1995 to 1998. Mr. Cocco holds a Master Degree from Harvard Business School and a Degree in Business Administration from Universidade Católica Portuguesa. Mr. Cocco is a Portuguese citizen, and his current business address is at Av. Fontes Pereira de Melo, nº 40, 1069-300, Lisboa, Portugal.

Luiz Kaufmann, born on August 7, 1945, has been a member of the Board of Directors and Audit Committee of TCP, TCO, TLE, TSD and Celular CRT since July 2005. Mr. Kaufmann is a partner at L. Kaufmann Consultores Associados, an investment bank through which Mr. Kaufmann was in charge of the sale of Vésper Brazil from May 2001 to November 2003 and of the sale of Primesys from October 2004 to October 2005. Mr. Kaufmann is also a member of the Board of Directors of Gol Linhas Aéreas Inteligentes and chairman of its audit committee and is a member of the Board of Directors of Medial Saúde. Mr. Kaufman was Chief Executive Officer of Vésper-Brazil from May 2001 to November 2003. Mr. Kaufman was partner of GP Investimentos from 1999 to 2001 and was Chief Executive Officer of Aracruz Celulose S.A. and Chairman of the Board of Directors of Tecflor, a joint venture between Aracruz Celulose and Gutchess International, from November 1993 to April 1998. Mr. Kaufmann began his career at Serete S.A. Engenharia as project engineer in 1968, rising to the

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position of Director of Finance and Control by 1974. Mr. Kaufmann then held various other executive positions prior to those described above. Mr. Kaufmann holds a degree from Universidade Federal do Paraná and a Master of Sciences in Industrial Engineering from Illinois Institute of Technology. Mr. Kaufmann is a Brazilian citizen, and his current business address is at Rua Funchal, no. 263, Conjunto 44, São Paulo, SP, Brazil.

Henry Philippe Reichstul, born on April 12, 1949, is a member of the Board of Directors and Audit Committee of TCP, TCO, TLE, TSD and Celular CRT. Mr. Reichstul is also a member of the Boards of Directors of Coinbra (Louis Dreyfus-Brasil), Prisma Energy International and TAM S.A. Mr. Reichstul was the Chief Executive Officer of Petrobrás – Petróleo Brasileiro S.A. from March 1999 to December 2001 and was the Chief Executive Officer of Globopar in 2002. Prior to that time, Mr. Reichstul held various positions as an economist and as an executive. Mr. Reichstul has served on the Boards of Directors of Telebrás from 1985 to 1986, Eletrobrás—Centrais Elétricas S.A. from 1985 to 1987 and BNDES from 1986 to 1989. Mr. Reichstul holds a post-graduate degree in Economics from Hertford College of Oxford University. Mr. Reichstul is a Brazilian citizen, and his current business address is at Rua dos Pinheiros, no. 870, 20º Andar, cj. 201 e 202, Pinheiros, São Paulo, SP, Brazil.

António Gonçalves de Oliveira, born on May 4, 1944, has been a member of the Board of Directors and Audit Committee of TCO, TLE, TSD and Celular CRT since July 2005, and a member of the Board of Directors and Audit Committee of TCP since March 2001. Mr. Gonçalves de Oliveira is also a member of the board of Previ, a member of the Social and Economic Development Council of the Brazilian Government, a board member of the Small and Medium Company Working Group sponsored by the Brazilian Government, the Vice President of the Brazilian Businessmen’s Association for Market Integration (ADEBIM), a member of the orientation and steering council of Banco do Povo do Estado de São Paulo and President of the Decision Council of the National Employee Association of Banco do Brasil (ANABB). From 1991 to 1995, he served as Director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement (MONAMPE). He holds a degree in Social Sciences from the University of São Paulo, Brazil, and a Master’s Degree in Communication Sciences from the same university. Mr. Gonçalves is a Brazilian citizen, and his current business address is at Av. Brasil, no. 458, São Paulo, SP, Brazil.

In accordance with the shareholders’ agreement between Portugal Telecom SGPS. S.A., PT Movéis SGPS, S.A. and Telefónica Móviles S.A., PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible for the appointment of our Chief Financial Officer.

Executive Officers

Our bylaws provide for a board of executive officers with eight positions, and each executive officer is elected by the board of directors for a term of three years. Our board of executive officers currently has five members, three of whom hold two positions. The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he would be replaced by the vice president for finance, planning and control. In the case of a vacancy in any position in the board of executive officers, the respective replacement will be appointed by the board of directors. In the case of the incapacity of any officer, the chief executive officer will choose a replacement for that officer from among the remaining officers. One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors. The board of directors may remove executive officers from office at any time.

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The following are the current executive officers, their respective positions and dates of appointment. The current business address of each person is Av. Roque Petroni Junior, 1464, Morumbi, São Paulo, SP, Brazil, 04707-000.

Name	Position
Roberto Oliveira de Lima	Chief Executive Officer

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations, and interim Executive Vice President for Finance, Planning and Control and Investor Relations Officer, appointed on October 25, 2004

Luis Filipe Saraiva Castel-
Branco de Avelar	Executive Vice President for Marketing and Innovation and Vice President for IT and Product and Service Engineering, appointed on April 16, 2003

Javier Rodriguez Garcia	Vice President for Technology and Networks, appointed on April 16, 2003

Guilherme Silverio Portela
Santos	Vice President for Customers, appointed on April 16, 2003

Sérgio Assenço Tavares
dos Santos	Vice President for Regulatory Matters and Institutional Relations, appointed on January 2, 2006

Set forth below are brief biographical descriptions of our executive officers.

Roberto Oliveira de Lima, born on April 1, 1951, is Chief Executive Officer and Vice President for Regulatory Matters and Institutional Relations of TCP, TCO, TLE, TSD, Celular CRT, Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. Mr. Oliveira de Lima has also been a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil Ltda. and Portelcom Participações Ltda., all affiliates of Brasilcel, since 2005. Mr. Oliveira de Lima was Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in Administration and an MBA from Fundação Getulio Vargas, Brasil, and a Master’s degree in finance and strategic planning from Institute Superieur des Affaires, Jouy en Josas, France. Mr. Oliveira is a Brazilian citizen.

Paulo Cesar Pereira Teixeira, born on June 18, 1957, is the Executive Vice-President for operations (since 2003) and interim Executive Vice President for Finance, Planning and Control and Investor Relations Officer (since July 2005) of TCP, TCO, TLE, TSD, Celular CRT, Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. Mr. Teixeira is also a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil Ltda. and Portelcom Participações Ltda. Since 1998, Mr. Teixeira has been Vice-President of Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., and was a member the Board of Directors of Tele Sudeste Celular Participações S.A., TSD, TLE and Celular CRT from 2001 to 2003. In 1998, Mr. Teixeira was a Director of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., companies of Telebrás and Vice President of Tele Celular Sul S.A. Mr. Teixeira has been a Director of telecommunications engineering of Mato Grosso do Sul S.A. between 1995 and 1998. From 1980 until 1987, Mr. Teixeira performed several different managerial duties at Companhia Riograndense de Telecomunicações S.A.—CRT and was also a member of the board of directors from 1985 to 1986. In 1987 and 1988, he held several different positions at Telebrás. Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil. Mr. Teixeira is a Brazilian citizen.

Luis Filipe Saraiva Castel-Branco de Avelar, born on April 15, 1954, is the Executive Vice-President for IT and Product and Service Engineering and Executive Vice-President for Marketing and Innovation of each of

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TCP, TCO, TLE, TSD, Celular CRT, Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. Earlier in his career, Mr. Avelar was the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998, he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998, he was a portfolio director of Portugal Telecom Group and on the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the President of TCP for the areas of marketing, sales, strategy, regulation and special projects and, from 2000 to 2001, was an officer of the Internet and E-commerce business unit at the same company. He holds an Electrical-Technical Engineering degree (specialized in Telecommunications and Electronics) from the Lisbon Higher Education Technical Institute. Mr. Avelar is a Portuguese citizen.

Javier Rodríguez García, born on December 8, 1955, has been Vice President for Technology and Networks of each of TCP, TLE, TSD and Celular CRT, Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom since May 2003, and TCO, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. since April 2005. From 1986 until 1988, Mr. García worked at INDELEC—Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A. as the person responsible for the installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunications system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for the Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of the Telefónica Group in Brazil, and from 2000 until 2002 was the network manager of Telerj and Telest. He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain. Mr. García is a Spanish citizen.

Guilherme Silvério Portela Santos, born on February 3, 1966, is the Vice President for customers of each of TCP, TCO, TLE, TSD, Celular CRT, Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and special projects at Parque Expo ’98, S.A. He also has served as a coordination officer at Companhia de Seguros Tranquilidade. Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a Master’s degree from INSEAD, France. Mr. Santos is a Portuguese citizen.

Sérgio Assenço Tavares dos Santos, born on June 3, 1948, is the Vice President for Regulatory Matters and Institutional Relations of TCP, TCO, TLE, TSD, Celular CRT, Telerj, Telest, Telebahia, Telergipe, Celular CRT S.A., Telesp Celular, Global Telecom, Telegoiás, Telemat, Telems, Teleacre, Teleron, NBT and TCO IP S.A. He was CEO of TCO and its operating subsidiaries and Executive Vice President of Operational Services of TCO between June 2003 and October 2004, and prior to such time he was Manager of the Department of Networks and Operations since May 1998. He was also Manager of the Department of Engineering and Operations of NBT from August 1999 to June 2003 and Superintendent Head of Telebrasília, Telegoiás, Telems, Teleron and Teleacre from January 1998 to June 2003. He was Director of Engineering of Telecomunicações de Brasília S.A.—TELEBRASÍLIA, a fixed telecommunications company, between July 1995 and March 1998, and was also Manager of the Business Unit of Advanced Telecommunications of the Operations Department of Telebrasília from April 1994 until July 1995 and Assessor and Coordinator of Special Projects of the Engineering Department of Telebrasília from September 1993 until March 1994. He held several different positions at

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Telebrás from July 1990 until July 1993 and also held several different positions at Telebrasília between March 1976 and July 1990. Mr. Assenço holds an Electrical Engineering degree from the Brasília University, Brazil. Mr. Assenço is a Brazilian citizen.

Audit Committee

We have an audit committee that has responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

•	reviewing our annual and quarterly financial statements prior to their filing or prior to the release of earnings;

•	reviewing the performance of the independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants;

•	preparing audit committee reports in accordance with applicable laws and regulations; and

•	reviewing company policies concerning related party transactions.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

The following are the current members of our audit committee.

Name	Position
Luiz Kaufmann	Member
Henry Philippe Reichstul	Member
António Gonçalves de Oliveira	Member

Brief biographical descriptions of the members of our audit committee are provided under “—Board of Directors” above.

Board of Auditors (Conselho Fiscal)

We have a permanent board of auditors with three members. They are elected annually at a general shareholders’ meeting. The board of auditors is not an audit committee for purposes of Rule 10A-3 under the Exchange Act.

The board of auditors is responsible for overseeing our management. Its main duties are:

•	to review and provide an opinion on the annual report of our management;

•	to review and approve the proposals of management to be submitted to shareholders’ meetings regarding changes in share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distribution of dividends, changes in corporate form, consolidations, mergers or split-ups; and

•	to review and approve the financial statements for the fiscal year.

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The following are the current members of our board of auditors and their alternates.

Name	Position
Nelson Jimenes(1)	Member
Norair Ferreira do Carmo(2)	Member
Evandro Luís Pippi Kruel(2)	Member
João Botelho	Alternate
Wolney Querino Schüler Carvalho(2)	Alternate
Fabiana Faé Rodrigues Garcia	Alternate

(1) Appointed by our preferred shareholders.

(2) Appointed by our controlling shareholder.

Compensation

For the year ended December 31, 2004, we paid to our directors and executive officers as compensation an aggregate amount of R$12.02 million, including bonuses and profit sharing plans. This amount includes performance-based compensation and profit-sharing arrangements applicable to all employees. Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees, called TCP Prev. In 2004, we did not contribute any amount to TCP Prev on behalf of our executive officers. The aggregate amount of compensation we paid to members of our board of auditors for the year ended December 31, 2004 was approximately R$0.21 million.

Certain Transactions

As of December 31, 2005, the members of the board of directors and of the boards of executive officers did not have any transaction or loan with TCP, TCO, TLE, TSD or Celular CRT.

Material Tax Considerations

Brazilian Tax Considerations

The Merger

The following discussion is the opinion of Machado, Meyer, Sendacz e Opice Advogados, the Brazilian counsels of TCP, as to the material tax consequences to you of the merger. The following discussion is based on Brazilian law and practice as applied and interpreted as of the date of this prospectus, which are subject to change at any time. There is currently no treaty for the avoidance of double taxation between Brazil and the United States. The following discussion summarizes the principal Brazilian tax consequences of the transactions described in this prospectus to a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”). This discussion does not address all possible Brazilian tax consequences relating to the merger and does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder. You should consult your own tax advisor regarding taxes that may arise in connection with the merger.

Despite the lack of specific provisions in Brazilian tax legislation with respect to the merger, there are reasonable legal grounds to sustain that the receipt (resulting from the merger) by a non-Brazilian holder of ADSs or by a U.S. person of common shares and preferred shares that are registered as a foreign portfolio investment under Resolution 2,689/00 of the National Monetary Council or are registered as a foreign direct investment under Law No. 4,131/62 would not be subject to income tax pursuant to Brazilian law. However, the exercise of appraisal rights is a taxable transaction.

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Taxation on Gains

Merger. As stated above, there are reasonable legal grounds to sustain that the merger would not be subject to income tax pursuant to Brazilian law. Nevertheless, in case these arguments do not prevail, the following rules will apply to calculate the taxable gains:

•	gains upon the receipt of preferred shares as a consequence of the cancellation of ADSs are not taxed in Brazil (Resolution CMN/BACEN 1927/92), unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven (i.e. a jurisdiction that does not impose income tax or that imposes tax at a rate of less than 20%); and

•	gains that may be realized through the receipt of shares of TCO, TLE, TSD and Celular CRT for TCP shares (e.g., cases of foreign direct investment under Law 4,131/62) could be subject to tax at a rate of 15%, unless the investor is located in a tax haven, in which case the applicable rate would be 25%. This rule would also apply in the case of an investment made under Resolution 2,689/00, since the merger would be considered a transaction not carried out on a stock exchange. These gains would be measured by the difference between the acquisition cost of the shares of TCO, TLE, TSD and Celular CRT and the amount attributed to the TCP shares received in the merger. Both amounts should be considered in Brazilian currency without any correction for inflation for periods after 1996. Although there is a controversy surrounding this issue, there are arguments to sustain that the acquisition cost of investments governed by the Law 4,131/62 regime should be indexed in foreign currency.

Exercise of Appraisal Rights. Gains that may be realized through the exercise of appraisal rights would be subject to tax at a rate of 15%, unless the investor is located in a tax haven, in which case the applicable rate would be 25%. This rule would also apply in the case of an investment made under Resolution 2,689/00, since the merger would be considered a transaction not carried out on a stock exchange. Both amounts should be considered in Brazilian currency without any correction for inflation for periods after 1996. Although there is a controversy surrounding this issue, there are arguments to sustain that the acquisition cost of investments governed by the Law 4,131/62 regime should be indexed in foreign currency.

Future Dispositions of TCP’s Securities. Until December 31, 2003, the sale or other disposition of common shares, preferred shares or ADSs entered into by and between non-Brazilian holders outside Brazil was not subject to Brazilian income tax, as such a transaction did not involve payments by a person located in Brazil. Brazilian Law No. 10,833/03 provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquiror is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.”

The Brazilian tax authorities have issued an instruction confirming that, pursuant to Law No. 10,833/03, these tax authorities intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. Holders of ADSs outside Brazil may have grounds to assert that Brazilian Law No. 10,833/03 does not apply to sales or other dispositions of ADSs as ADSs are not assets located in Brazil. However, the sale or other disposition of common shares or preferred shares abroad would be subject to the provisions of Brazilian Law No. 10,833/03. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15%, unless the investor is located in a tax heaven, in which case the applicable rate would be 25%. Brazilian Law No. 10,833/03 requires the purchaser of common or preferred shares outside Brazil or its attorney-in-fact in Brazil to withhold the tax.

The surrender of ADSs for preferred shares is not subject to Brazilian tax. A holder of ADSs may surrender its ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit

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abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for ADSs, a non-Brazilian investor will be entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 2689/00. The sale or disposition of common or preferred shares on a Brazilian stock exchange is exempt from capital gains tax, provided that such shares are held by a non-Brazilian holder as a foreign portfolio investment under Resolution No. 2,689/00.

Upon receipt of the underlying preferred shares, a non-Brazilian holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62. A 15% capital gains tax is applicable to the sale or other disposition of common or preferred shares in Brazil where such shares are held by a non-Brazilian holder as a foreign direct investment and the transaction is performed outside a Brazilian stock exchange. If the non-Brazilian holder is located in a tax haven jurisdiction, the income tax rate will be 25%.

As of January 1, 2005, the capital gains arising from transactions carried out on a Brazilian stock exchange (other than transactions including investments not registered under Resolution No. 2,689/00) are to be subject to income tax at the rate of 15%. Also, since January 1, 2005, a withholding tax of 0.005% will be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. The withholding tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.

The deposit of preferred shares in exchange for ADSs is not subject to Brazilian tax, provided that these shares are held by the non-Brazilian holder as a foreign portfolio investment under Resolution No. 2,689/00. In the event TCP’s preferred shares are held by a non-Brazilian holder as a foreign direct investment under Law No. 4,131/62, the deposit of these shares in exchange for ADSs is subject to payment of Brazilian capital gains tax at the rate of 15%.

The current preferential treatment for non-Brazilian holders of ADSs and non-Brazilian holders of common or preferred shares under Resolution No. 2,680/00 may not continue in the future.

Gain on the disposal of shares is measured by the difference between the amount realized on the sale or other disposition and the acquisition cost of the shares sold. There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank as a direct investment. Although a recent precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, tax authorities are not bound by such precedents.

Any exercise of preemptive rights relating to TCP’s common or preferred shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to TCP’s common or preferred shares by the depositary may be subject to Brazilian taxation. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833/03. These authorities may allege that the preemptive rights relate to assets located in Brazil (the preferred shares) and demand payment of capital gains tax at the rate of 15% or 25% (if the beneficiary of the payments is a resident of a tax haven jurisdiction). If the preemptive rights are assigned or sold in Brazil, capital gains tax will apply at a rate of 15%. Sales or assignments of preemptive rights effected on Brazilian stock exchanges are exempt from income tax, provided that such preemptive rights relate to shares registered as a foreign portfolio investment under Resolution No. 2,689/00.

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Taxation of Distributions

Taxation of Dividends. Dividends paid by TCP in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or non-Brazilian holder in respect of common or preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996.

Distributions of Interest on Shareholders’ Equity. Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of the company’s board of directors.

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by TCP for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is located in a tax haven jurisdiction, the rate will be 25%.

No assurance can be given regarding whether TCP’s board of directors will recommend that any future distributions of profits be made by means of interest on shareholders’ equity or by means of dividends.

Amounts paid as interest on shareholders’ equity (net of applicable withholding tax) may be treated as payments in respect of the dividends TCP is obligated to distribute to its shareholders in accordance with its by-laws (estatutos) and the Brazilian corporation law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares, preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares, preferred shares or ADSs.

Under Decree No. 4,494 of December 3, 2002, the amount in reais resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with the investment in TCP’s common shares, preferred shares or ADSs and those made under the provisions of Resolution No. 2,689/00 of the National Monetary Council) is subject to the IOF transaction tax, although at present the rate of such tax is 0%. The IOF tax is also assessed on transactions executed on a stock exchange. As of the date hereof, Article 33, Paragraph 2, of Decree No. 4,494 imposes an IOF tax on such transactions at a 0% rate. The Minister of Finance is empowered to establish the applicable IOF tax rate. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

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The CPMF tax is levied at a rate of 0.38% on all funds transfers in connection with financial transactions in Brazil. Payments of dividends on TCP’s common shares, preferred shares and ADSs are subject to the CPMF tax. However, only TCP is liable for the CPMF tax on its dividends, which are payable without reduction for this tax. The CPMF tax was scheduled to expire in December 2004, but Amendment No. 42 to the Brazilian Constitution extended the CPMF tax through December 31, 2007. Investments under Resolution No. 2,689/00 are exempt from the CPMF tax in respect of transactions carried out on a Brazilian stock exchange. There can be no assurance that the Brazilian government will not extend the payment of the CPMF tax beyond 2007, or will convert it into a new permanent tax.

United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the merger and the consequences of ownership of TCP shares or TCP ADSs received pursuant to the merger. The discussion set forth below is only applicable to U.S. Holders (as defined below). Except where noted, it deals only with shares or ADSs held as capital assets and does not address all aspects of U.S. federal income taxation that may be applicable to a holder subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”) (including, but not limited to, banks, tax-exempt organizations, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, insurance companies and dealers in securities or foreign currency, holders who have a functional currency other than the U.S. dollar, persons who own 5% or more of TCP shares (by vote), persons that hold their shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle, investors in pass-through entities, and holders who acquired TCP shares pursuant to the exercise of an employee stock option or otherwise as compensation). In addition, the discussion does not address the state, local or foreign tax consequences (or other tax consequences such as estate or gift tax consequences) of the merger or ownership of TCP shares or TCP ADSs. The discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. Holders should consult their own tax advisors concerning the U.S. federal tax consequences of the merger and ownership of TCP shares or TCP ADSs in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds shares or ADSs of TCP, TCO, TLE or TSD or the shares of Celular CRT, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding such shares or ADSs, the holder is urged to consult its tax advisors regarding the tax consequences of the merger and the ownership of TCP shares or TCP ADSs.

As used herein, the term “U.S. Holder” means a beneficial holder of TCO, TLE, TSD or Celular CRT shares or TCO, TLE or TSD ADSs that is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

For purposes of this discussion, the term “Target” means each of TCO, TLE, TSD and Celular CRT individually. Because there are no Celular CRT ADSs, any references to ADSs in the discussion below are not applicable in the case of Celular CRT.

None of the parties have requested a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences of the transactions and the following discussion is not binding on the IRS or any court. As a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

PART FIVE—THE MERGER

The Merger

Consequences of the Exchange of TCO Shares or TCO ADSs for TCP Shares or TCP ADSs

The U.S. federal income tax consequences of the merger of shares of TCO with TCP are uncertain. If the TCP preferred shares are deemed to be voting stock for U.S. federal income tax purposes, then TCP believes the transaction will be treated as a transaction described in section 351 or section 368(a)(1)(B) of the Code. There is analogous but non-controlling authority suggesting that stock which attains full voting rights upon the occurrence of a future event becomes voting stock once that event occurs. Because the mandatory minimum dividends have not been paid on the preferred shares for at least three consecutive fiscal years, the TCP preferred shares currently have voting rights. Although the proper characterization is uncertain, if required, TCP intends to take the position that its preferred shares are voting stock for U.S. federal income tax purposes and thus that the transaction qualifies as one described in section 351 or section 368(a)(1)(B) of the Code. No assurance can be given that the IRS or a court would agree with this conclusion. U.S. Holders are urged to consult their tax advisors with respect to the treatment of the TCP preferred shares as voting stock and the appropriate characterization of the transaction.

If the TCP preferred shares are considered voting stock and the transaction is treated as one described in section 351 or section 368(a)(1)(B) of the Code, TCP believes that the material U.S. federal income tax consequences of the merger of shares of TCO with TCP would be as follows:

•	subject to the discussion below under “—Passive Foreign Investment Company Rules and TCO,” U.S. Holders will not recognize gain or loss when such holders exchange their TCO shares or TCO ADSs for TCP shares or TCP ADSs, except to the extent of any cash received in lieu of fractional shares of TCP;

•	the aggregate tax basis in the TCP shares or TCP ADSs that U.S. Holders receive in the transaction (including any fractional shares U.S. Holders are deemed to receive and exchange for cash) will equal the aggregate tax basis in the TCO shares or TCO ADSs surrendered; and

•	the holding period for the TCP shares or TCP ADSs that a U.S. Holder receives in the transaction will include the U.S. Holder’s holding period for the TCO shares or TCO ADSs surrendered in the exchange.

If a U.S. Holder acquired blocks of TCO shares or TCO ADSs at different times and at different prices, the tax basis and holding period in TCP shares or TCP ADSs will be determined with reference to each block of TCO shares or TCO ADSs.

Failure to Qualify Under Section 351 or Section 368(a)(1)(B)

If the merger of shares of TCO with TCP fails to qualify as a transaction described in section 351 or section 368(a)(1)(B) of the Code, the receipt of TCP shares or TCP ADSs in exchange for TCO shares or TCO ADSs will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder of TCO shares or TCO ADSs will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the sum of (i) the fair market value of the TCP shares or TCP ADSs received (determined as of the date of the closing of the merger) plus (ii) any cash received in lieu of fractional TCP shares or TCP ADSs and the U.S. Holder’s tax basis in the TCO shares or TCO ADSs exchanged. Gain or loss must be calculated separately for each block of TCO shares or TCO ADSs exchanged by the U.S. Holder. Subject to the discussion under “—Passive Foreign Investment Company Rules and TCO,” such gain or loss generally will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year at the time the shares or ADSs are exchanged are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any TCP shares or TCP ADSs received in the merger will have a basis for U.S. federal income tax purposes equal to their fair market value (determined as of the closing date of the merger) and a holding period beginning on the day after the closing of the merger.

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If a U.S. Holder exchanges TCO preferred shares or TCO ADSs with underlying TCO preferred shares that qualify as “section 306 stock” as defined in section 306 of the Code, such holder’s tax consequences may be different than those described above. Such holders should consult their own tax advisors with respect to their TCO preferred shares or TCO ADSs and the application of the rules thereto under section 306 of the Code.

Consequences of the Merger of TLE, TSD and Celular CRT with TCP

TCP believes that the material United States federal income tax consequences of the merger of TLE, TSD and Celular CRT with TCP are as follows:

•	the merger of TLE, TSD and Celular CRT with TCP will each be treated as a reorganization within the meaning of section 368(a) of the Code;

•	subject to the discussion below under “—Passive Foreign Investment Company Rules and TLE, TSD and Celular CRT”, U.S. Holders will not recognize gain or loss when such holders exchange their TLE, TSD or Celular CRT shares, or TLE or TSD ADSs, solely for TCP shares or TCP ADSs, except to the extent of any cash received in lieu of fractional shares of TCP;

•	the aggregate tax basis in the TCP shares or TCP ADSs that U.S. Holders receive in the transaction (including any fractional shares holders are deemed to receive and exchange for cash) will equal the aggregate tax basis in the TLE, TSD or Celular CRT shares, or TLE or TSD ADSs, surrendered; and

•	the holding period for the TCP shares or TCP ADSs that a U.S. Holder receives in the transaction will include the U.S. Holder’s holding period for the shares of TLE, TSD or Celular CRT shares, or TLE or TSD ADSs, surrendered in the exchange.

If a U.S. Holder acquired blocks of TLE, TSD or Celular CRT shares, or TLE or TSD ADSs, at different times and at different prices, the tax basis and holding period in TCP shares or TCP ADSs will be determined with reference to each block of TLE, TSD or Celular CRT shares, or TLE or TSD ADSs.

Cash in Lieu of Fractional Shares

The receipt of cash in lieu of fractional shares of TCP shares or TCP ADSs by a U.S. Holder of Target shares or Target ADSs will result in taxable gain or loss to such U.S. Holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by such U.S. Holder and the U.S. Holder’s adjusted tax basis in the fractional share (determined as described above). The gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. Holder’s holding period is greater than 12 months as of the date of the merger. For non-corporate U.S. Holders, this long-term capital gain generally will be taxed at reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Appraisal or Dissenters’ Rights

U.S. Holders of Target common shares or TSD preferred shares who exercise appraisal rights with respect to the merger as discussed in “—Appraisal or Dissenters’ Rights” and who receive cash in respect of the Target common shares or TSD preferred shares will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

Passive Foreign Investment Company Rules and TCO

Based on the projected composition of TCO’s income and valuation of its assets, including goodwill, TCP, as the majority shareholder in TCO does not believe that TCO will be in the current year or has been in 1998 or any subsequent taxable year a passive foreign investment company (a “PFIC”), although there can be no

PART FIVE—THE MERGER

assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that TCO may have been a PFIC in prior taxable years or may become a PFIC in the current taxable year.

In general, a company is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The 50% of value test is based on the average of the value of the company’s assets for each quarter during the taxable year. If the company owns at least 25% by value of another company’s stock, it will be treated, for purposes of the PFIC rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company.

In determining that TCP does not believe TCO is a PFIC in the current year, TCP relied on TCO’s projected capital expenditure plans and projected revenue for the current year. In addition, these determinations are based on a current valuation of TCO’s assets, including goodwill. In calculating goodwill, TCP valued TCO’s total assets based on its total market value, which, in turn, is based on the market value of TCO’s shares and is subject to change. In addition, TCP made a number of assumptions regarding the amount of this value allocable to goodwill. TCP believes its valuation approach is reasonable. However, it is possible that the IRS may challenge the valuation of TCO’s goodwill, which may also result in TCO being classified as a PFIC. Because TCP valued each Target’s goodwill based on the market value of TCO shares, a decrease in the price of the TCO shares may also result in TCO becoming a PFIC.

TCO Transaction Fails to Qualify Under Section 351 or Section 368(a)(1)(B). If a TCO is or was a PFIC for any taxable year during which a U.S. Holder holds TCO shares or TCO ADSs, and the merger does not qualify as a transaction described in section 351 or section 368(a)(1)(B) of the Code, a U.S. Holder holding shares or ADSs in TCO will be subject to special tax rules with respect to any gain realized from the merger. Under these special tax rules (i) the gain from the merger will be allocated ratably over the U.S. Holder’s holding period for the TCO shares or TCO ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which TCO was a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In certain circumstances, a U.S. Holder, in lieu of being subject to the excess distribution rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. If a valid mark-to-market election was made by a U.S. Holder in the current or any prior taxable year (and such election remains in effect), the special tax rules discussed above do not apply. Any gain recognized pursuant to the merger will be treated as ordinary income in the current taxable year. U.S. Holders are urged to consult their tax advisor about the mark-to-market election and whether any such election would be applicable with respect to their particular circumstances.

TCO Transaction Qualifies Under Section 351 or Section 368(a)(1)(B). If TCO has been or becomes a PFIC in the current year and the exchange of TCO shares or TCO ADSs for TCP shares or TCP ADSs is treated as a transaction described in section 351 or section 368(a)(1)(B) of the Code, U.S. Holders that held shares or ADSs in any year in which TCO was a PFIC generally would recognize gain upon the exchange of TCO shares or TCO ADSs for TCP shares or TCP ADSs, in a manner similar to that described above, unless TCP is also a PFIC in the current taxable year. As discussed below in “—Ownership of TCP Shares or TCP ADSs—Passive Foreign Investment Company Rules and TCP”, TCP does not believe it is a PFIC, although no assurance can be given in this regard.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of exchanging TCO shares or TCO ADSs if TCO is considered a PFIC in any taxable year.

PART FIVE—THE MERGER

Passive Foreign Investment Company Rules and TLE, TSD and Celular CRT

Based on information received from TLE, TSD and Celular CRT (which are under common control with TCP), including the projected composition of TLE, TSD and Celular CRT’s income and valuation of their assets, TCP does not believe that any of TLE, TSD or Celular CRT will be in the current year, or has been in 1998 or any subsequent taxable year, a PFIC (as described above under “—Passive Foreign Investment Company Rules and TCO”), although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that TLE, TSD or Celular CRT may have been a PFIC in prior taxable years or may become a PFIC in the current taxable year.

In determining that TCP does not believe TLE, TSD or Celular CRT is a PFIC in the current year, TCP relied on each company’s projected capital expenditure plans and projected revenue for the current year. In addition, its determination is based on a current valuation of each company’s assets, including goodwill. In calculating goodwill, TCP valued each company’s total assets based on its total market value, which, in turn, is based on the market value of the company’s shares and is subject to change. In addition, TCP made a number of assumptions regarding the amount of this value allocable to goodwill. TCP believes its valuation approach is reasonable. However, it is possible that the IRS may challenge the valuation of TLE, TSD or Celular CRT’s goodwill, which may also result in such company being classified as a PFIC. Because TCP valued each company’s goodwill based on the market value of the company’s shares, a decrease in the price of the company’s shares may also result in such company becoming a PFIC.

If TLE, TSD or Celular CRT was a PFIC for any year in which a U.S. Holder held TLE, TSD or Celular CRT shares, or TLE or TSD ADSs, then such U.S. Holder generally would recognize gain upon the exchange of TLE, TSD or Celular CRT shares, or TLE or TSD ADSs, for TCP shares or TCP ADSs, in a manner similar to that discussed above under “—Passive Foreign Investment Company Rules and TCO—Transaction Fails to Qualify Under Section 351 or Section 368(a)(1)(B)”, unless TCP is also a PFIC. As discussed below in “—Ownership of TCP Shares or TCP ADSs—Passive Foreign Investment Company Rules and TCP”, TCP does not believe it is a PFIC, although no assurance can be given in this regard.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of exchanging TLE, TSD or Celular CRT shares, or TLE or TSD ADSs, if TLE, TSD or Celular CRT is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the cash payments received pursuant to the merger paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report dividends and interest required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is provided to the IRS.

Ownership of TCP Shares or TCP ADSs

ADSs

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of Brazilian taxes and the

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availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by parties to whom the TCP ADSs are released. Holders of TCP ADSs, for U.S. federal income tax purposes, generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of TCP shares for TCP ADSs will not be subject to U.S. federal income tax.

Distributions on TCP Shares or TCP ADSs

Subject to the discussion under “—Passive Foreign Investment Company Rules and TCP,” the gross amount of distributions paid to U.S. Holders of TCP shares or TCP ADSs (including distributions of interest on capital and amounts withheld from such distributions to reflect Brazilian withholding taxes as described above under “—Brazilian Tax Considerations”) will be treated as dividend income to such U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a U.S. Holder as ordinary income on the day actually or constructively received by the U.S. Holder, in the case of shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that TCP ADSs (which are listed on the NYSE), but not TCP preferred shares or TCP common shares, are readily tradable on an established securities market in the United States. Thus, TCP does not believe that dividends that it pays on its preferred shares that are not evidenced by ADSs or on its common shares currently meet the conditions required for these reduced tax rates. There can be no assurance that TCP ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of TCP’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders are urged to consult their tax advisors regarding the application of these rules given their particular circumstances.

The amount of any dividend paid in reais will equal the United States dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the reais are converted into United States dollars. If the reais received as a dividend is not converted into United States dollars on the date of receipt, a U.S. Holder will have a basis in the reais equal to its United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as United States source ordinary income or loss for U.S. federal income tax and foreign tax credit limitation purposes.

Subject to certain conditions and limitations, Brazil’s withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian taxes in computing its taxable income, subject to generally applicable limitations under United States law. For purposes of calculating the foreign tax credit, dividends paid on the TCP shares (including TCP preferred shares underlying TCP ADSs) will be treated as income from sources outside the United States and will generally constitute “passive income”. Further, in certain circumstances, if a U.S. Holder:

PART FIVE—THE MERGER

•	has held TCP shares or TCP ADSs for less than a specified minimum period during which the U.S. Holder is not protected from risk of loss, or

•	is obligated to make payments related to the dividends,

the U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the TCP shares or TCP ADSs. The rules governing the foreign tax credit are complex. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds TCP’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the TCP shares or TCP ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the TCP shares or TCP ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below). Consequently, such distributions in excess of TCP’s current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from Brazilian withholding tax, if any, imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, TCP does not intend to keep earnings and profits books in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as dividend (as discussed above).

Sale or Exchange of TCP Shares or TCP ADSs

Subject to the discussion under “—Passive Foreign Investment Company Rules and TCP,” for U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of a TCP share or TCP ADS in an amount equal to the difference between the amount realized for the TCP share or TCP ADS and the U.S. Holder’s adjusted tax basis (determined in United States dollars) in such share or ADS. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Brazilian withholding or other taxes imposed on the disposition of a TCP share or TCP ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Other Brazilian Taxes

Certain other Brazilian taxes, as discussed in “—Brazilian Tax Considerations,” may not be creditable foreign taxes for U.S. federal income tax purposes, but U.S. Holders may be able to deduct such taxes, subject to certain limitations under the Code. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company Rules and TCP

Based on the projected composition of its income and valuation of its assets, including goodwill, TCP does not believe that it is currently (or that it was in 2005) a PFIC, and it does not expect to become one in the future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that TCP may become a PFIC in the current or any future taxable year due to changes in valuation or composition of its income or assets. If TCP is or becomes a PFIC, U.S. Holders could be subject to certain adverse U.S. federal income tax consequences as more fully described below.

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In general, a company is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of TCP’s assets for each quarter during the taxable year. If TCP owns at least 25% by value of another company’s stock, it will be treated, for purposes of the PFIC rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company.

In determining that it does not expect to be a PFIC, TCP is relying on its projected capital expenditure plans and projected revenue for the current year and for future years. In addition, its determination is based on a current valuation of its assets, including goodwill. In calculating goodwill, TCP has valued its total assets based on its total market value, which, in turn, is based on the market value of its shares and is subject to change. In addition, TCP has made a number of assumptions regarding the amount of this value allocable to goodwill. TCP believes its valuation approach is reasonable. However, it is possible that the IRS may challenge the valuation of TCP’s goodwill, which may also result in it being classified as a PFIC. Because TCP has valued its goodwill based on the market value of its shares, a decrease in the price of its shares may also result in TCP becoming a PFIC.

If TCP is a PFIC for any taxable year during which a U.S. Holder holds its TCP shares or TCP ADSs, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition of TCP shares or TCP ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the TCP shares or TCP ADSs will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the TCP shares or TCP ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which TCP was a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from TCP in taxable years beginning prior to January 1, 2009, if TCP is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. If a U.S. Holder holds TCP shares or TCP ADSs in any year in which TCP is classified as a PFIC, such holder would be required to file Internal Revenue Service Form 8621.

In certain circumstances, a U.S. Holder, in lieu of being subject to the excess distribution rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. The TCP common shares and TCP preferred shares are listed on the São Paulo Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the TCP common shares or TCP preferred shares will be “regularly traded” for purposes of the mark-to-market election. Under current law, however, the mark-to-market election may be available to U.S. Holders of TCP ADSs, because the ADSs are listed on the NYSE, which constitutes a qualified exchange as designated in the Code, although there can be no assurance that the TCP ADSs will be “regularly traded.”

If a U.S. Holder makes an effective mark-to-market election, such holder will include in each year as ordinary income the excess of the fair market value of such holder’s PFIC shares or ADSs at the end of the year over such holder’s adjusted tax basis in the shares or ADSs. U.S. Holders will be entitled to deduct as an ordinary loss each year the excess of such holder’s adjusted tax basis in the TCP shares or TCP ADSs over their fair

PART FIVE—THE MERGER

market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

A U.S. Holder’s adjusted tax basis in PFIC shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the TCP shares or TCP ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a U.S. Holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under section 1295 of the Code. This option is not available to U.S. Holders because TCP does not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding TCP shares or TCP ADSs if TCP is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the TCP shares or TCP ADSs or the proceeds received on the sale, exchange, or redemption of TCP shares or TCP ADSs paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report dividends and interest required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is provided to the IRS.

Valuation Reports of Goldman Sachs

Under Article 30 of TCP’s by-laws, approval of any merger, spin-off, share exchange, consolidation, or dissolution transaction involving, or winding up, any of TCP’s controlled subsidiaries must be preceded by a financial analysis conducted by an independent firm as to whether any such transaction provides “equitable treatment” to TCP and any of the other companies involved in the transaction. TCP retained Goldman Sachs & Co. and Goldman Sachs & Companhia (together, “Goldman Sachs”) to perform valuation analyses with respect to TCP and each of TCO, TLE, TSD, and Celular CRT (together, for purposes of this section, the “Targets”; and together with TCP, the “Companies”) in connection with the proposed merger of each of TLE, TSD, and Celular CRT into TCP and the proposed merger of shares of TCO into TCP. On December 4, 2005, Goldman Sachs rendered valuation reports to TCP’s Board of Directors, in each case expressing the view that, as of the date of each report and based upon and subject to the assumptions and considerations described in each report and based upon other matters as Goldman Sachs considered relevant, if the exchange ratio approved by TCP’s Board of Directors with respect to the proposed merger of TCP and TLE, TCP and TSD, or TCP and Celular CRT, or the proposed merger of shares of TCO into TCP, as applicable, was within the implied exchange ratios derived from the valuation analyses performed by Goldman Sachs with respect to TCP and the relevant Target, that exchange ratio as of December 4, 2005 would constitute “equitable treatment” as understood in the manner described in the reports summarized below.

PART FIVE—THE MERGER

You should consider the following when reading the discussion of the valuation reports of Goldman Sachs below:

•	We urge you to read carefully the entire valuation reports of Goldman Sachs, which are contained in Exhibits 2.2.1, 2.2.2, 2.2.3 and 2.2.4 to our registration statement on Form F-4 of which this prospectus is a part, and which you can obtain as described below in “Part Seven: Additional Information for Shareholders—Where You Can Find More Information,” and are incorporated by reference in this summary. The description of Goldman Sachs’ valuation reports set forth below is qualified in its entirety by reference to the full text of the reports.

•	Goldman Sachs’ valuation reports were prepared for the exclusive use of TCP’s Board of Directors in connection with its analysis of the proposed mergers, as described further below, and should not be used for any other purposes, including, without limitation, to the formation of capital of TCP under the terms of the Brazilian corporation law, including, but not limited to, its Article 8.

•	The valuation reports were exclusively addressed to TCP’s Board of Directors and do not address the underlying business decision by TCP to engage in the proposed mergers and do not constitute a recommendation to any of the Companies and/or their respective shareholders (including, but not limited to, as to whether any shareholder should vote in favor of the proposed mergers or exercise any appraisal rights or other rights with respect to the proposed mergers).

•	Goldman Sachs’ analysis was prepared on the basis that, if the Board of Directors of TCP proposed an exchange ratio with respect to each proposed merger that fell within the range of exchange ratios implied by the ranges of value indications derived from Goldman Sachs’ valuations with respect to TCP and the relevant Target involved in such merger, applied on a consistent basis, then the exchange ratio would constitute “equitable treatment.”

In rendering its valuation reports, Goldman Sachs:

•	reviewed certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of each;

•	reviewed publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of each of the Companies, which were audited by the Companies’ independent auditors; and

•	reviewed certain other financial information with respect to each of the Companies, including, but not limited to, the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each as of September 30, 2005, as set forth in letters from the Companies’ independent auditors, dated December 4, 2005, addressed to each of the Companies and forwarded to Goldman Sachs by the latter, and reflecting the professional judgment of such auditors in accordance with generally accepted accounting procedures in Brazil.

Goldman Sachs also held discussions with members of the senior management of each of the Companies with respect to their assessment of the past and current business operations, financial condition and prospects of each of the Companies. The valuation analyses also take into consideration the distribution of interest on net equity, as well as the payment of dividends as anticipated by the Board of Directors of each of the Companies.

In preparing its valuation analyses, Goldman Sachs assumed and relied, with the express consent of the Companies and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with it, and Goldman Sachs did not assume any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor did Goldman Sachs examine the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, Goldman Sachs assumed no responsibility or

PART FIVE—THE MERGER

liability with respect to the accuracy, truthfulness, integrity, consistency or sufficiency of such information, for which the respective Companies are solely and exclusively responsible. In addition, Goldman Sachs did not assume any obligation to conduct, and did not conduct, any physical inspection of the properties or facilities of the Companies. With the consent of TCP, Goldman Sachs assumed that the financial analyses and forecasts prepared by the senior management of each of the Companies, as approved by the management of each, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of each of the Companies.

Goldman Sachs’ valuation analyses were prepared solely based on the discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. The valuation analyses and their results do not purport to reflect the prices at which any of the Companies or its respective securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed mergers. Goldman Sachs is not an accounting firm and did not provide accounting or audit services in connection with the valuation reports. In addition, because the valuation analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual subsequent results, which may be significantly more or less favorable than those suggested by the analyses. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Companies and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assumed any responsibility or liability if future results differ substantially from the projections presented in the valuation analyses and made no representation or warranty with respect to such projections.

Goldman Sachs’ valuation analyses are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, December 4, 2005, the date of the valuation reports. As a result, the valuation analyses are valid exclusively as of that date, as subsequent events and developments may affect the conclusions reached in the reports. Goldman Sachs did not assume any obligation to update, review, revise or revoke the valuation analyses as a result of any subsequent event or development. With respect to the valuation analyses, TCP and its Board of Directors did not authorize Goldman Sachs to solicit, nor did Goldman Sachs solicit, any indication of interest from third parties to acquire, in whole or in part, any Company’s shares. As a result, the results determined in the valuation analyses do not necessarily correspond to, and should not be construed as representative of, the prices at which any of the Companies could be sold in a third-party acquisition transaction, at which their respective shares or, where applicable, ADSs traded on the date of the valuation reports or trade at any subsequent time, or at which the shares or ADSs of TCP will trade after the proposed mergers.

In addition, the valuation analyses (i) treat the Companies as stand-alone operations, and the analyses and results of the valuation analyses therefore do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the proposed mergers; and (ii) do not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. Goldman Sachs therefore did not express, and the valuation analyses do not contain, any views relating to the distribution of economic value among the various classes of shares of the Companies. In preparing the valuation analyses, in accordance with applicable laws and regulations, Goldman Sachs did not take into account (i) the tax consequences of the proposed mergers for the holders of the Companies’ shares or ADSs; and (ii) the impact of any fees and expenses that may result from the consummation of the proposed mergers, including, but not limited to, those related to any depositary services that may be charged to the holders of TCP, TCO, TLE, or TSD ADSs. In addition, pursuant to applicable laws and regulations, Goldman Sachs excluded the tax-related effects associated with the future use by TCP of the non-amortized goodwill arising from the purchase by TCP of shares of the Targets. The financial calculations contained in the valuation analyses may not always result in a precise sum due to rounding.

PART FIVE—THE MERGER

The following are summaries of the material analyses conducted by Goldman Sachs in preparation of its valuation reports to TCP as delivered on December 4, 2005, and do not purport to be complete descriptions of the analyses performed by Goldman Sachs. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the text of each summary.

*            *            *

Valuation Report: TCP and TCO

Goldman Sachs performed a discounted cash flow analysis to generate a range of indicative equity values per share for TCP and TCO. Valuation analyses were performed as of September 30, 2005, based on a projection period from 2005 to 2014. Unlevered free cash flows (before financing costs), based on projections provided by the managements of TCP and TCO, were projected by TCP and TCO in reais (R$) and subsequently converted to U.S. dollars at the average projected exchange rate for each year for purposes of discounting the unlevered free cash flows using the weighted average cost of capital as described below. The valuation analyses assumed that each of TCP and TCO continued to operate as a stand-alone entity but with regard to TCP included the following additional components: (i) projected free cash flows for its wholly owned subsidiaries Telesp Celular S.A. and Global Telecom S.A., (ii) adjustments to reflect the net present value of TCP’s expenses and (iii) the indicative value of TCP’s equity interest in TCO calculated using the discounted cash flow methodology.

Enterprise values of TCP and TCO were determined by the sum of (i) the net present value indications calculated as of September 30, 2005 with respect to the unlevered cash flows for the projection period and (ii) the indicative net present value calculated as of September 30, 2005 with respect to the terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (assuming capital expenditures equal to depreciation and excluding temporary tax benefits). “Terminal value” refers to the value of a particular asset at a specific future time. “Present value” refers to the current value of future cash flows (including terminal value) obtained by discounting such future cash flows (including terminal value) based on an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors. The present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate utilized for calculating the unlevered free cash flow was between 3% and 5%.

The indicative equity values calculated for TCP and TCO were determined by subtracting from the enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005 and (ii) the interest on shareholders’ equity (juros sobre capital próprio) and dividends already declared but not paid, both converted to U.S. dollars at that date for purposes of discounting the unlevered free cash flows using the WACC as described above. The indicative equity values per share for TCP and TCO were determined by dividing the indicative equity value by the total number of shares outstanding. Values were adjusted to reflect the number of treasury shares, which reduces the number of shares used to determine the indicative equity value per share. The valuation analyses result in aggregate equity value indications for TCP and TCO and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains.

Based on these assumptions, the indicative equity value of one share of TCP stock ranged from R$13.33 to R$22.33, and the indicative equity value of one share of TCO stock ranged from R$46.06 to R$61.16. Applying a consistent comparison of the indicative equity values per share of TCP and TCO stock, Goldman Sachs determined that the implied exchange ratio of TCP shares per TCO share ranged from 2.7388, assuming a 5% perpetuity growth rate and an 11.25% WACC, to 3.4562, assuming a 3% perpetuity growth rate and a 12.75% WACC.

PART FIVE—THE MERGER

The results of Goldman Sachs’ analysis are set forth in the following table.

		Perpetuity Growth Rate
		3.0%	4.0%	5.0%
Weighted Average Cost of Capital	12.75%	3.4562x	3.2941x	3.1274x
	12.00%	3.2370x	3.0830x	2.9239x
	11.25%	3.0387x	2.8913x	2.7388x

*            *            *

Valuation Report: TCP and TLE

Goldman Sachs performed a discounted cash flow analysis to generate a range of indicative equity values per share for TCP and TLE. Valuation analyses were performed as of September 30, 2005, based on a projection period from 2005 to 2014. Unlevered free cash flows (before financing costs), based on projections provided by the managements of TCP and TLE, were projected by TCP and TLE in reais (R$) and subsequently converted to U.S. dollars at the average projected exchange rate for each year for purposes of discounting the unlevered free cash flows using the weighted average cost of capital as described below. The valuation analyses assumed that each of TCP and TLE continued to operate as a stand-alone entity but with regard to TCP included the following additional components: (i) projected free cash flows for its wholly owned subsidiaries Telesp Celular S.A. and Global Telecom S.A., (ii) adjustments to reflect the net present value of TCP’s expenses and (iii) the indicative value of TCP’s equity interest in TCO calculated using the discounted cash flow methodology.

Enterprise values of TCP and TLE were determined by the sum of (i) the net present value indications calculated as of September 30, 2005 with respect to the unlevered cash flows for the projection period and (ii) the indicative net present value calculated as of September 30, 2005 with respect to the terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (assuming capital expenditures equal to depreciation and excluding temporary tax benefits). “Terminal value” refers to the value of a particular asset at a specific future time. “Present value” refers to the current value of future cash flows (including terminal value) obtained by discounting such future cash flows (including terminal value) based on an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors. The present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate utilized for calculating the unlevered free cash flow was between 3% and 5%.

The indicative equity values calculated for TCP and TLE were determined by subtracting from the enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005 and (ii) the interest on shareholders’ equity (juros sobre capital próprio) and dividends already declared but not paid, both converted to U.S. dollars at that date for purposes of discounting the unlevered free cash flows using the WACC as described above. The indicative equity values per share for TCP and TLE were determined by dividing the indicative equity value by the total number of shares outstanding. Values were adjusted to reflect the number of treasury shares, which reduces the number of shares used to determine the indicative equity value per share. The valuation analyses result in aggregate equity value indications for TCP and TLE and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains.

Based on these assumptions, the indicative equity value of one share of TCP stock ranged from R$13.33 to R$22.33, and the indicative equity value of one share of TLE stock ranged from R$51.66 to R$87.58. Applying a consistent comparison of the indicative equity values per share of TCP and TLE stock, Goldman Sachs

PART FIVE—THE MERGER

determined that the implied exchange ratio of TCP shares per TLE share ranged from 3.8758, assuming a 3% perpetuity growth rate and a 12.75% WACC, to 3.9217, assuming a 5% perpetuity growth rate and an 11.25% WACC.

The results of Goldman Sachs’ analysis are set forth in the following table.

		Perpetuity Growth Rate
		3.0%	4.0%	5.0%
Weighted Average Cost of Capital	12.75%	3.8758x	3.8860x	3.8965x
	12.00%	3.8902x	3.8998x	3.9098x
	11.25%	3.9031x	3.9122x	3.9217x

*            *            *

Valuation Report: TCP and TSD

Goldman Sachs performed a discounted cash flow analysis to generate a range of indicative equity values per share for TCP and TSD. Valuation analyses were performed as of September 30, 2005, based on a projection period from 2005 to 2014. Unlevered free cash flows (before financing costs), based on projections provided by the managements of TCP and TSD, were projected by TCP and TSD in reais (R$) and subsequently converted to U.S. dollars at the average projected exchange rate for each year for purposes of discounting the unlevered free cash flows using the weighted average cost of capital as described below. The valuation analyses assumed that each of TCP and TSD continued to operate as a stand-alone entity but with regard to TCP included the following additional components: (i) projected free cash flows for its wholly owned subsidiaries Telesp Celular S.A. and Global Telecom S.A., (ii) adjustments to reflect the net present value of TCP’s expenses and (iii) the indicative value of TCP’s equity interest in TCO calculated using the discounted cash flow methodology.

Enterprise values of TCP and TSD were determined by the sum of (i) the net present value indications calculated as of September 30, 2005 with respect to the unlevered cash flows for the projection period and (ii) the indicative net present value calculated as of September 30, 2005 with respect to the terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (assuming capital expenditures equal to depreciation and excluding temporary tax benefits). “Terminal value” refers to the value of a particular asset at a specific future time. “Present value” refers to the current value of future cash flows (including terminal value) obtained by discounting such future cash flows (including terminal value) based on an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors. The present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate utilized for calculating the unlevered free cash flow was between 3% and 5%.

The indicative equity values calculated for TCP and TSD were determined by subtracting from the enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005 and (ii) the interest on shareholders’ equity (juros sobre capital próprio) and dividends already declared but not paid, both converted to U.S. dollars at that date for purposes of discounting the unlevered free cash flows using the WACC as described above. The indicative equity values per share for TCP and TSD were determined by dividing the indicative equity value by the total number of shares outstanding. Values were adjusted to reflect the number of treasury shares, which reduces the number of shares used to determine the indicative equity value per share. The valuation analyses result in aggregate equity value indications for TCP and TSD and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains.

PART FIVE—THE MERGER

Based on these assumptions, the indicative equity value of one share of TCP stock ranged from R$13.33 to R$22.33, and the indicative equity value of one share of TSD stock ranged from R$48.46 to R$66.26. Applying a consistent comparison of the indicative equity values per share of TCP and TSD stock, Goldman Sachs determined that the implied exchange ratio of TCP shares per TSD share ranged from 2.9671, assuming a 5% perpetuity growth rate and an 11.25% WACC, to 3.6360, assuming a 3% perpetuity growth rate and a 12.75% WACC.

The results of Goldman Sachs’ analysis are set forth in the following table.

		Perpetuity Growth Rate
		3.0%	4.0%	5.0%
Weighted Average Cost of Capital	12.75%	3.6360x	3.4852x	3.3300x
	12.00%	3.4311x	3.2879x	3.1400x
	11.25%	3.2458x	3.1089x	2.9671x

*            *            *

Valuation Report: TCP and Celular CRT

Goldman Sachs performed a discounted cash flow analysis to generate a range of indicative equity values per share for TCP and Celular CRT. Valuation analyses were performed as of September 30, 2005, based on a projection period from 2005 to 2014. Unlevered free cash flows (before financing costs), based on projections provided by the managements of TCP and Celular CRT, were projected by TCP and Celular CRT in reais (R$) and subsequently converted to U.S. dollars at the average projected exchange rate for each year for purposes of discounting the unlevered free cash flows using the weighted average cost of capital as described below. The valuation analyses assumed that each of TCP and Celular CRT continued to operate as a stand-alone entity but with regard to TCP included the following additional components: (i) projected free cash flows for its wholly owned subsidiaries Telesp Celular S.A. and Global Telecom S.A., (ii) adjustments to reflect the net present value of TCP’s expenses and (iii) the indicative value of TCP’s equity interest in TCO calculated using the discounted cash flow methodology.

Enterprise values of TCP and Celular CRT were determined by the sum of (i) the net present value indications calculated as of September 30, 2005 with respect to the unlevered cash flows for the projection period and (ii) the indicative net present value calculated as of September 30, 2005 with respect to the terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (assuming capital expenditures equal to depreciation and excluding temporary tax benefits). “Terminal value” refers to the value of a particular asset at a specific future time. “Present value” refers to the current value of future cash flows (including terminal value) obtained by discounting such future cash flows (including terminal value) based on an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors. The present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate utilized for calculating the unlevered free cash flow was between 3% and 5%.

The indicative equity values calculated for TCP and Celular CRT were determined by subtracting from the enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005 and (ii) the interest on shareholders’ equity (juros sobre capital próprio) and dividends already declared but not paid, both converted to U.S. dollars at that date for purposes of discounting the unlevered free cash flows using the WACC as described above. The indicative equity values per

PART FIVE—THE MERGER

share for TCP and Celular CRT were determined by dividing the indicative equity value by the total number of shares outstanding. Values were adjusted to reflect the number of treasury shares, which reduces the number of shares used to determine the indicative equity value per share. The valuation analyses result in aggregate equity value indications for TCP and Celular CRT and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains.

Based on these assumptions, the indicative equity value of one share of TCP stock ranged from R$13.33 to R$22.33, and the indicative equity value of one share of Celular CRT stock ranged from R$104.07 to R$140.96. Applying a consistent comparison of the indicative equity values per share of TCP and Celular CRT stock, Goldman Sachs determined that the implied exchange ratio of TCP shares per Celular CRT share ranged from 6.3119, assuming a 5% perpetuity growth rate and an 11.25% WACC, to 7.8089, assuming a 3% perpetuity growth rate and a 12.75% WACC.

The results of Goldman Sachs’ analysis are set forth in the following table.

		Perpetuity Growth Rate
		3.0%	4.0%	5.0%
Weighted Average Cost of Capital	12.75%	7.8089x	7.4721x	7.1256x
	12.00%	7.3492x	7.0294x	6.6993x
	11.25%	6.9335x	6.6280x	6.3119x

*            *            *

The preparation of financial analyses such as those conducted in the preparation of the valuation analyses is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered in the valuation reports. Accordingly, Goldman Sachs believes that the valuation analyses should be considered as a whole and that selecting portions of its analyses or the factors considered as part of those analyses could result in an incomplete and incorrect understanding of the conclusions of the valuation analyses. The results presented in the valuation reports refer solely to the proposed mergers between TCP and Targets and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong or the sector in which they operate.

Goldman Sachs was retained by TCP on October 24, 2005. Pursuant to the engagement letter entered into as of the same date between TCP and Goldman Sachs, Goldman Sachs received a fee for its services upon rendering the reports. Moreover, TCP has agreed to reimburse Goldman Sachs’ expenses and indemnify it for certain liabilities that may arise as a result of this engagement.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. In addition, Goldman Sachs and its affiliates have provided certain investment banking services to TCP from time to time, including having acted as TCP’s financial advisors in connection with its rights offerings of 2002 and 2004 and in the voluntary tender offer for the acquisition of TCO preferred shares in 2004. Goldman Sachs also has provided and currently is providing certain investment banking services to Telefónica, S.A., one of the indirect controlling shareholders in TCP, including in its cash offer to acquire the entire issued and to be issued share

PART FIVE—THE MERGER

capital of O2 plc. Goldman Sachs also may provide investment banking services to each of the Companies and their affiliates in the future. In connection with the above-described services, Goldman Sachs has received, and may receive, compensation.

Goldman Sachs is a full-service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to each of the Companies and their respective affiliates, may actively trade their debt and equity securities (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.

The valuation reports described above are available for inspection or copying at the principal executive offices of TCP and the Targets set forth in “Part Seven: Additional Information for Shareholders” during their regular business hours by any interested holder of shares or ADSs of the Targets or by any representative of any such holder that has been so designated in writing. See “Part Seven: Additional Information for Shareholders.”

Comparative Share and Dividend Information

Historical Share Information

TCP’s common shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TSPP3,” preferred shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TSPP4,” and ADSs representing preferred shares are listed on the NYSE under the ticker symbol “TCP.” Each of our ADSs represents 1 (one) preferred share of TCP. The Bank of New York is TCP’s depositary and issues the ADRs evidencing our ADSs. TCP’s ADSs commenced trading on the NYSE on November 16, 1998.

TCO’s common shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TCOC3,” preferred shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TCOC4,” and ADSs representing preferred shares are listed on the NYSE under the ticker symbol “TRO.” Each TCO ADS represents 1 (one) preferred share of TCO. The Bank of New York is TCO’s depositary and issues the ADRs evidencing TCO’s ADSs. TCO’s ADSs commenced trading on the NYSE on November 16, 1998.

TLE’s common shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TLCP3,” preferred shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TLCP4,” and ADSs representing preferred shares are listed on the NYSE under the ticker symbol “TBE.” Each TLE ADS represents 1 (one) preferred share of TLE. The Bank of New York is TLE’s depositary and issues the ADRs evidencing TLE’s ADSs. TLE’s ADSs commenced trading on the NYSE on November 16, 1998.

TSD’s common shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TSEP3,” preferred shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “TSEP4,” and ADSs representing preferred shares are listed on the NYSE under the ticker symbol “TSD.” Each TSD ADS represents 1 (one) preferred share of TSD. The Bank of New York is TSD’s depositary and issues the ADRs evidencing TSD’s ADSs. TSD’s ADSs commenced trading on the NYSE on November 16, 1998.

Celular CRT’s common shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “CRTP3” and preferred shares are currently listed on the São Paulo Stock Exchange under the ticker symbol “CRTP5.”

TCP, TCO, TLE, TSD and Celular CRT have each completed a reverse stock split and a capital increase during 2005, and TCO and TLE have also completed a cancellation of treasury shares. See “Part Four: Information on the VIVO Companies—Recent Developments.”

PART FIVE—THE MERGER

The following tables set forth the high and low of the last reported closing prices per TCP common share, per TCP preferred share and per TCP ADS, as compared to the common share, preferred shares and ADS of each of TCO, TLE, TSD and Celular CRT, for the periods indicated. Common share and preferred share prices are as reported on the São Paulo Stock Exchange, ADS prices are as reported on the NYSE.

	Common Shares
	TCP		TCO		TLE		TSD		Celular CRT
	Low	High	Low	High	Low	High	Low	High	Low	High
	(reais)		(reais)		(reais)		(reais)		(reais)
2000
Annual	28.75	74.63	7.50	28.11	52.50	99.50	23.25	54.00	22.10	52.00
2001
Annual	11.63	43.05	16.47	27.54	45.50	115.00	24.05	40.00	25.00	105.00
2002
Annual	6.00	19.87	21.72	27.93	23.00	77.00	24.15	27.95	22.00	50.00
2003
Annual	7.90	16.07	24.30	50.19	17.50	43.50	19.50	27.00	26.00	48.00
First quarter	7.90	11.50	27.90	40.50	17.50	37.50	24.45	25.75	27.00	31.00
Second quarter	10.05	12.00	39.30	44.70	22.50	29.00	23.50	27.00	26.00	30.00
Third quarter	9.00	12.15	41.70	48.00	24.00	34.00	19.50	24.05	29.00	41.00
Fourth quarter	10.72	16.07	24.30	50.19	30.50	43.50	22.05	25.20	37.00	48.00
2004
Annual	11.33	18.50	23.85	38.70	25.50	42.50	20.25	35.00	32.00	56.00
First quarter	14.13	17.95	23.85	28.50	33.00	42.50	22.50	27.45	40.00	50.00
Second quarter	12.83	18.50	28.50	32.40	30.00	36.50	20.25	26.85	32.00	46.30
Third quarter	12.50	16.12	30.42	33.00	33.50	40.50	22.95	29.50	37.50	53.00
Fourth quarter	11.33	13.00	35.85	38.70	25.50	40.50	23.10	35.00	37.00	56.00
2005
Annual	7.00	13.70	17.48	48.50	13.10	30.75	15.60	27.30	34.34	55.70
First quarter	11.83	13.70	39.09	43.18	19.50	26.49	21.45	24.45	34.34	40.81
Second quarter	8.55	12.70	17.59	48.50	15.00	21.00	17.50	23.00	38.82	43.79
Third quarter	7.30	8.89	17.48	20.45	13.85	15.80	15.60	19.00	37.80	42.00
Fourth quarter	7.00	8.50	19.12	25.60	13.10	30.75	15.66	27.30	37.00	55.70
Last six months
July 2005	8.15	8.89	17.48	18.98	13.85	15.80	17.50	19.00	38.50	42.00
August 2005	8.05	8.81	18.64	20.20	14.40	16.10	17.59	18.50	37.80	40.99
September 2005	7.30	8.40	19.44	20.45	13.85	15.20	15.60	18.00	38.00	41.00
October 2005	7.00	7.89	19.12	19.86	13.10	14.20	15.66	18.00	38.00	41.88
November 2005	7.10	7.43	19.99	22.38	13.30	14.20	17.00	18.00	37.00	40.00
December 2005	7.60	8.50	22.64	25.60	15.90	30.75	18.05	27.30	39.50	55.70
January 2006 (through January 20)	8.53	10.16	25.98	31.50	30.90	37.99	26.10	32.00	56.00	68.99

PART FIVE—THE MERGER

	Preferred Shares
	TCP		TCO		TLE		TSD		Celular CRT
	Low	High	Low	High	Low	High	Low	High	Low	High
	(reais)		(reais)		(reais)		(reais)		(reais)
2000
Annual	41.65	113.25	10.35	26.70	54.50	119.50	34.00	109.00	28.30	89.00
2001
Annual	13.00	57.50	9.60	27.00	27.50	103.00	25.50	52.50	26.50	112.00
2002
Annual	6.50	23.15	7.08	17.37	17.50	51.00	28.35	34.50	29.70	56.40
2003
Annual	7.93	20.72	11.70	31.41	18.50	42.50	25.50	37.00	30.00	62.95
First quarter	7.93	12.63	11.70	17.19	18.50	27.00	31.10	34.50	30.00	36.80
Second quarter	10.48	12.12	15.57	17.70	21.00	24.00	33.95	37.00	32.00	36.35
Third quarter	9.83	14.97	14.70	23.01	20.00	29.00	25.50	33.20	33.55	49.00
Fourth quarter	14.08	20.72	21.99	31.41	27.50	42.50	28.45	34.00	48.20	62.95
2004
Annual	16.00	27.67	21.72	35.31	28.50	53.00	23.05	36.70	42.00	67.50
First quarter	18.50	26.68	26.64	35.31	28.50	42.00	26.55	35.95	52.60	67.50
Second quarter	18.50	27.67	21.72	34.95	30.00	43.50	23.05	32.50	42.00	64.00
Third quarter	17.12	23.82	24.06	29.64	38.50	53.00	29.70	36.25	52.00	63.30
Fourth quarter	16.00	18.93	24.33	30.15	30.50	46.00	29.05	36.70	47.00	64.00
2005
Annual	7.00	19.38	18.13	30.91	12.96	35.39	16.61	29.80	42.45	62.80
First quarter	14.90	19.38	24.24	30.91	22.50	31.00	24.50	29.80	46.00	54.75
Second quarter	9.94	15.85	23.10	28.48	17.35	23.49	18.07	25.50	44.40	53.99
Third quarter	8.31	10.89	20.69	25.07	14.20	18.66	16.73	19.87	42.45	53.50
Fourth quarter	7.00	9.29	18.13	27.65	12.96	35.39	16.61	29.00	48.00	62.80
Last six months
July 2005	9.40	10.78	22.23	24.25	14.20	18.66	17.63	19.87	42.45	50.00
August 2005	9.75	10.89	22.46	25.07	14.58	17.44	18.21	19.50	49.10	52.50
September 2005	8.31	9.72	20.69	23.10	14.57	15.69	16.73	19.00	47.50	53.50
October 2005	7.00	9.03	18.13	20.52	12.96	14.84	16.61	17.89	48.00	53.12
November 2005	7.33	8.24	20.10	22.39	14.82	16.10	17.30	18.00	51.99	53.20
December 2005	8.00	9.29	21.90	27.65	15.71	35.39	17.70	29.00	54.20	62.80
January 2006 (through January 20)	8.95	11.61	27.00	34.49	34.15	43.50	28.49	36.54	61.29	78.89

PART FIVE—THE MERGER

	ADSs
	TCP		TCO		TLE		TSD
	Low	High	Low	High	Low	High	Low	High
	(U.S. Dollars)		(U.S. Dollars)		(U.S. Dollars)		(U.S. Dollars)
2000
Annual	21.06	64.50	5.44	15.38	27.50	67.06	17.25	62.25
2001
Annual	4.63	31.69	4.28	13.63	10.50	44.44	10.60	26.25
2002
Annual	1.71	10.03	2.20	7.45	4.50	22.42	7.70	13.40
2003
Annual	2.20	7.08	3.28	10.55	5.05	14.59	7.95	12.80
First quarter	2.20	3.81	3.28	5.03	5.05	8.20	8.60	9.99
Second quarter	3.31	4.25	4.90	6.17	6.50	8.73	10.70	12.80
Third quarter	3.19	5.20	4.74	7.86	6.32	9.97	7.95	12.10
Fourth quarter	4.85	7.08	7.55	10.55	9.99	14.59	9.75	11.64
2004
Annual	5.81	9.66	7.10	12.35	10.01	17.24	7.47	12.76
First quarter	6.43	9.64	9.03	12.35	10.01	14.80	9.25	12.64
Second quarter	6.00	9.66	7.10	12.09	10.20	13.73	7.47	11.20
Third quarter	6.02	7.77	8.11	10.28	12.90	17.24	9.45	12.76
Fourth quarter	5.81	6.80	8.60	10.75	10.69	16.12	10.45	12.75
2005
Annual	3.12	7.52	8.04	12.32	5.70	15.61	7.12	13.65
First quarter	5.49	7.52	8.95	11.86	8.35	10.86	8.90	9.94
Second quarter	4.25	6.20	9.68	10.88	6.91	9.77	7.90	9.61
Third quarter	3.65	4.70	9.06	10.63	6.00	7.80	7.12	8.10
Fourth quarter	3.12	4.14	8.04	12.32	5.70	15.61	7.28	13.65
Last six months
July 2005	4.03	4.70	9.19	10.27	6.00	7.80	7.25	7.85
August 2005	4.05	4.64	9.41	10.63	6.10	7.65	7.60	7.87
September 2005	3.65	4.25	9.06	9.90	6.32	6.80	7.12	8.10
October 2005	3.12	4.00	8.04	9.13	5.70	7.25	7.28	7.93
November 2005	3.38	3.68	9.05	10.01	6.71	7.25	7.70	8.04
December 2005	3.63	4.14	9.97	12.32	7.00	15.61	8.00	13.65
January 2006 (through January 20)	4.10	5.07	12.15	14.86	15.50	19.30	13.10	16.26

We urge you to obtain current market quotations.

PART FIVE—THE MERGER

Dividend Information

The following tables show the amount of dividends and interest on shareholders’ equity declared by each of TCP, TCO, TLE, TSD and Celular CRT on common shares and preferred shares, and by each of TCO, TLE and TSD on ADS, for the years 2002 to 2005. The dividend amounts set forth below for each year were paid in the immediately following year. The tables set forth amounts in reais per common shares and preferred shares, and amounts in U.S. dollars per ADSs translated from reais into U.S. dollars at the prevailing rate on each of the respective dates of those payments.

	Common shares
	R$ per share(1)
	TCP	TCO(2)	TLE	TSD(3)	Celular CRT(4)
2002	—	0.212425	—	0.2315	11.3830
2003	—	0.295922	—	0.081277	14.2407
2004	—	0.317172	—	0.046442	19.0879
2005	—	0.690727	—	0.305462	0.949020

(1)	For the years 2002, 2003 and 2004, amounts are per thousand shares. For the year 2005, amounts are per share.
(2)	Amounts include both dividends of R$0.356896 per common share, paid on December 22, 2005, and interest on shareholders’ equity of R$0.333831 per common share, for which the payment date will be approved at the general shareholders’ meeting to be held by April 30, 2006.
(3)	The payment date for interest on shareholders’ equity will be approved at the general shareholders’ meeting to be held by April 30, 2006.
(4)	Amounts include both dividends of R$0.491233 per common share, paid on December 22, 2005, and interest on shareholders’ equity of R$0.457787 per common share, for which the payment date will be approved at the general shareholders’ meeting to be held by April 30, 2006.

	Preferred shares
	TCP	TCO(2)	TLE	TSD(3)	Celular CRT(4)
	R$ per share(1)
2002	—	0.212425	—	0.2547	12.5214
2003	—	0.295922	—	0.089405	15.6648
2004	—	0.317172	—	0.051087	20.9967
2005	—	0.690727	—	0.336008	1.043922

(1)	For the years 2002, 2003 and 2004, amounts are per thousand shares. For the year 2005, amounts are per share.
(2)	Amounts include both dividends of R$0.356896 per preferred share, paid on December 22, 2005, and interest on shareholders’ equity of R$0.333831 per preferred share, for which the payment date will be approved at the general shareholders’ meeting to be held by April 30, 2006.
(3)	The payment date for interest on shareholders’ equity will be approved at the general shareholders’ meeting to be held by April 30, 2006.

PART FIVE—THE MERGER

(4)	Amounts include both dividends of R$0.540356 per preferred share, paid on December 22, 2005, and interest on shareholders’ equity of R$0.503566 per preferred share, for which the payment date will be approved at the general shareholders’ meeting to be held by April 30, 2006.

	ADSs
	TCP	TCO		TLE	TSD
	U.S.$ per share
2002	—	0.2199		—	0.3503
2003	—	0.302608		—	0.15555
2004	—	0.4035	(1)	—	0.1083	(1)
2005	—	0.1513	(2)(3)	—	—	(3)

(1)	Dividends and interest on shareholders’ equity were paid on December 22, 2005.
(2)	Dividends were paid on December 22, 2005.
(3)	Interest on shareholders’ equity to be determined at a general meeting of the shareholders to be held no later than April 30, 2006.

At the meeting of the voting shareholders of TCP that will consider the mergers described in this prospectus, the voting shareholders will also vote on a proposal for a capital reduction of TCP for the purposes of absorbing existing losses with a view to accelerating TCP’s ability to distribute dividends to its shareholders as soon as it becomes profitable.

Past Contacts, Transactions, Negotiations and Agreements

Transactions

TCP

In the ordinary course of its business, TCP has entered into transactions with the Targets and with the controlling shareholders of TCP and the Targets and their affiliates for the use of their networks and long-distance (roaming) cellular communications, for general corporate and administrative services and for other purposes. The principal transactions with unconsolidated related parties are as follows:

•	Use of network and long-distance (roaming) cellular communications: These transactions involve companies owned by the same group, namely Telerj Celular S.A. (a subsidiary of TSD), Telest Celular S.A. (a subsidiary of TSD), Telecomunicações de São Paulo S.A.—Telesp, or Telesp (a subsidiary of Telefónica Internacional), Celular CRT S.A. (a subsidiary of Celular CRT) and Telecomunicações Móveis Nacionais—TMN (a subsidiary of Portugal Telecom). These transactions include call center services to TMN customers in connection with roaming services in TCP’s network. With the introduction of long-distance Carrier Selection Codes in July 2003, TCP entered into agreements to co-billing services to long-distance operators, including Telesp. These transactions generated net operating revenues of R$1,523.1 million in 2003, R$1,758.9 million in 2004 and R$1,228.5 million in the nine months ended September 30, 2005. TCP and its subsidiaries paid R$224.1 million in 2003, R$288.1 million in 2004 and R$169.6 million in the nine months ended September 30, 2005 recorded as cost of services provided and paid an additional R$15.1 million in 2004 and R$0.0 in the nine months ended September 2005 to Telesp recorded as selling expenses.

•	PT SGPS, a subsidiary of Portugal Telecom, provided corporate management advisory services to Telesp Celular for a fee calculated based on a percentage (up to 2%) of net revenues, monetarily restated based on currency fluctuations. Telesp Celular paid R$68.3 million in 2003, R$54.6 million in 2004 and R$12.1 million in the nine months ended September 30, 2005 pursuant to this agreement.

PART FIVE—THE MERGER

•	In July 2003, Telesp Celular issued U.S.$120 million in Floating Rate Notes maturing July 29, 2007. At December 2003 and 2004, PT International Finance was the holder of these notes, which bore interest at an annual rate of LIBOR plus 5%. In July 2005, PT International Finance transferred the notes to BIE-Bank & Trust Ltd., an unrelated third party, and interest rate on the notes was reduced to LIBOR plus 1.75%. TCP had financial expenses under these notes of R$83.7 million in 2003, R$141.7 million in 2004 and R$0.0 million in the nine months ended September 30, 2005, paid to PT International Finance.

•	Call center services were provided by Dedic, a subsidiary of Portugal Telecom, and Atento, a subsidiary of Telefónica, to users of Telesp Celular, TCO and Global Telecom. TCP’s subsidiaries paid R$99.9 million in 2003, R$183.5 million in 2004 and R$178.9 million in the nine months ended September 30, 2005 to Dedic and Atento for these services.

•	PT Inovação and Primesys, subsidiaries of Portugal Telecom, provided system development and maintenance services to TCP and its subsidiaries. TCP and its subsidiaries paid R$37.9 million in 2003, R$28.0 million in 2004 and R$13.4 million in the nine months ended September 30, 2005 for these services.

•	Certain expenses (including certain labor and benefit costs, rental expenses and other general administrative expenses) are apportioned among TCP and the Targets and their respective subsidiaries. TCP recovered expenses of R$54.5 million in 2003, R$85.5 million in 2004 and R$35.8 million in the nine months ended September 30, 2005 from TLE, TSD and Celular CRT and their respective subsidiaries. TCP paid expenses of R$63.0 million in 2003, R$67.1 million in 2004 and R$34.6 million in the nine months ended September 30, 2005 to TLE, TSD and Celular CRT and their respective subsidiaries.

See note 31 to TCP’s audited consolidated financial statements and note 17 to TCP unaudited condensed consolidated financial statements for further information about TCP’s related party transactions.

TCO

In the ordinary course of its business, TCO has entered into transactions with TCP and the other Targets and with the controlling shareholders of TCP and the Targets and their affiliates for the use of their networks and long-distance (roaming) cellular communications, for general corporate and administrative services and for other purposes. The principal transactions with unconsolidated related parties are as follows:

•	Use of network and long-distance (roaming) cellular communications: These transactions involve companies owned by the same group, namely Telesp, Telerj, Telest, Telebahia Celular S.A. (a subsidiary of TLE), Telergipe Celular S.A. (a subsidiary of TLE), Telesp Celular, Global Telecom and Celular CRT S.A. These transactions generated net operating revenues of R$37.3 million in 2003, R$62.7 million in 2004 and R$35.7 million in the nine months ended September 30, 2005. TCO and its subsidiaries paid R$1.9 million in 2003, R$0.0 million in 2004 and R$0.0 million in the nine months ended September 30, 2005 to these companies recorded as cost of services provided. TCO and its subsidiaries also paid R$0.3 million in 2003, R$0.7 million in 2004 and R$0.0 million in the nine months ended September 30, 2005 to Telesp recorded as general and administrative expenses for the same type of services.

•	Call center services were provided by Dedic and Atento to TCO’s customers. TCO and its subsidiaries paid R$1.0 million in 2003, R$37.0 million in 2004 and R$21.1 million in the nine months ended September 30, 2005 to Dedic and Atento for these services.

•

Certain expenses for general corporate and administrative services (including certain labor and benefit costs, rental expenses and other general administrative expenses) are apportioned among TCP and the Targets and their respective subsidiaries. TCO recovered expenses of R$2.4 million in 2003, R$6.7

PART FIVE—THE MERGER

million in 2004 and R$36.0 million in the nine months ended September 30, 2005 from TCP, TLE, TSD and Celular CRT and their respective subsidiaries. TCO paid expenses of R$26.4 million in 2003, R$65.1 million in 2004 and R$29.1 million in the nine months ended September 30, 2005 to TCP, TLE, TSD and Celular CRT and their respective subsidiaries.

See note 32 to TCO’s audited consolidated financial statements and note 19 to TCO’s unaudited consolidated financial statements for further information about TCO’s related party transactions. The amounts included in the bullet points above are included in the amounts reported for TCP above because TCO is a consolidated subsidiary of TCP.

TLE

TLE has entered into transactions with other companies controlled by TCP and its affiliates for the use of their networks and long-distance (roaming) cellular communications, for general corporate and administrative services and for other purposes. The principal transactions with unconsolidated related parties are as follows:

•	Use of network and long-distance (roaming) and local cellular communications: These transactions involve companies owned by the same controlling group, namely Telesp Celular, Global Telecom, Telerj, Telest, Telesp, Celular CRT S.A., TCO, Telems Celular S.A. (a subsidiary of TCO), Teleron Celular S.A. (a subsidiary of TCO), Telemat Celular S.A. (a subsidiary of TCO), Teleacre Celular S.A. (a subsidiary of TCO), Telegoiás Celular S.A. (a subsidiary of TCO) and Norte Brasil Telecom S.A., or NBT (a subsidiary of TCO). These transactions generated net operating revenues of R$18.9 million in 2003, R$21.1 million in 2004 and R$13.8 million in the nine months ended September 30, 2005. TLE and its subsidiaries paid R$2.2 million in 2003, R$0.0 million in 2004 and R$0.0 in the nine months ended September 30, 2005 recorded as cost of services provided.

•	Call center services were provided by Dedic and Atento to TLE’s customers. TLE and its subsidiaries paid R$11.8 million in 2003, R$19.0 million in 2004 and R$18.6 million in the nine months ended September 30, 2005 to Dedic and Atento for these services.

•	TLE also recorded amounts for consulting and advisory fees paid to Telefónica Móviles in the amount of R$3.8 million for 2003, R$4.8 million for 2004 and R$0.0 million for the nine months ended September 30, 2005.

•	Certain expenses for general corporate and administrative services (including certain labor and benefit costs, rental expenses and other general administrative expenses) are apportioned among TCP and the Targets and their respective subsidiaries. TLE recovered expenses of R$7.2 million in 2003, R$9.1 million in 2004 and R$5.2 million in the nine months ended September 30, 2005 from TCP, TSD and Celular CRT and their respective subsidiaries. TLE paid expenses of R$12.9 million in 2003, R$15.9 million in 2004 and R$7.1 million in the nine months ended September 30, 2005 to TCP, TSD and Celular CRT and their respective subsidiaries.

See note 28 to TLE’s audited consolidated financial statements and note 18 to TLE’s unaudited consolidated financial statements for further information about TLE’s related party transactions.

TSD

TSD has entered into transactions with other companies controlled by TCP and its affiliates for the use of their networks and long-distance (roaming) cellular communications, for general corporate and administrative services and for other purposes. The principal transactions with unconsolidated related parties are as follows:

•

Use of network and long-distance (roaming) and local cellular communications: These transactions involve companies owned by the same controlling group, namely Telesp Celular, Global Telecom, Telebahia, Telergipe, Telesp, Celular CRT S.A., TCO, Telems, Teleron, Telemat, Teleacre, Telegoiás

PART FIVE—THE MERGER

and NBT. These transactions generated net operating revenues of R$62.7 million in 2003, R$63.6 million in 2004 and R$41.8 million in the nine months ended September 30, 2005. TSD and its subsidiaries paid R$7.0 million in 2003, R$27.0 million in 2004 and R$0.0 in the nine months ended September 30, 2005 recorded as cost of services provided. TSD and its subsidiaries paid an additional R$0.8 in 2003, R$0.9 in 2004 and R$0.0 in the nine months ended September 30, 2005 to Telesp, recorded as general and administrative expenses, for the same type of services.

•	Call center services were provided by Dedic and Atento to TSD’s customers. TSD and its subsidiaries paid R$45.7 million in 2003, R$61.0 million in 2004 and R$58.6 million in the nine months ended September 30, 2005 to Dedic and Atento for these services.

•	TSD and its subsidiaries also paid R$21.1 million in 2003, R$0.0 million in 2004 and R$11.8 million in the nine months ended September 30, 2005 to Telefónica Móviles for consulting and advisory fees.

•	TSD and its subsidiaries also received financial income from Telefónica Móviles and Telefónica Internacional of R$23.8 million in 2003, R$4.6 million in 2004 and R$4.2 million in the nine months ended September 30, 2005, relating to the impact of variations in exchange rates on consulting and advisory fees paid to such entities.

•	Certain expenses for general corporate and administrative services (including certain labor and benefit costs, rental expenses and other general administrative expenses) are apportioned among TCP and the Targets and their respective subsidiaries. TSD recovered expenses of R$69.5 million in 2003, R$66.6 million in 2004 and R$33.4 million in the nine months ended September 30, 2005 from TCP, TLE and Celular CRT and their respective subsidiaries. TSD paid expenses of R$34.8 million in 2003, R$51.4 million in 2004 and R$22.4 million in the nine months ended September 30, 2005 to TCP, TLE and Celular CRT and their respective subsidiaries.

See note 29 to TSD’s audited consolidated financial statements and note 19 to TSD’s unaudited consolidated financial statements for further information about TSD’s related party transactions.

Celular CRT

Celular CRT has entered into transactions with other companies controlled by TCP and its affiliates for the use of their networks and long-distance (roaming) cellular communications, for general corporate and administrative services and for other purposes. The principal transactions with unconsolidated related parties are as follows:

•	Use of network and long-distance (roaming) and local cellular communications: These transactions involve companies owned by the same controlling group, namely Telesp Celular, Global Telecom, Telest, Telerj, Telebahia, Telergipe, Telesp, TCO, Telems, Teleron, Telemat, Teleacre, Telegoiás and NBT. These transactions generated net operating revenues of R$22.8 million in 2003, R$23.0 million in 2004 and R$21.0 million in the nine months ended September 30, 2005. Celular CRT and its subsidiary paid R$1.9 million in 2003, R$0.0 in 2004 and R$0.0 in the nine months ended September 30, 2005 recorded as cost of services provided.

•	Call center services were provided by Atento and Mobitel to Celular CRT’s customers. Celular CRT and its subsidiary paid R$25.7 million in 2003, R$31.6 million in 2004 and R$35.3 million in the nine months ended September 30, 2005 to Mobitel and Atento for these services.

•	Celular CRT and its subsidiary paid R$8.7 million in 2003, R$9.8 million in 2004 and R$8.0 million in the nine months ended September 30, 2005 to TBS Celular Participações Ltda., one of its direct shareholders and a subsidiary of Brasilcel, for consulting and advisory fees. Celular CRT and its subsidiary also paid R$2.0 million in 2003, R$6.4 million in 2004 and R$6.1 million in the nine months ended September 30, 2005 to Telefónica Gestão de Serviços Compartilhados—T-Gestiona recorded as general and administrative expenses.

PART FIVE—THE MERGER

•	Certain expenses for general corporate and administrative services (including certain labor and benefit costs, rental expenses and other general administrative expenses) are apportioned among TCP and the Targets and their respective subsidiaries. Celular CRT recovered expenses of R$6.8 million in 2003, R$8.7 million in 2004 and R$5.3 million in the nine months ended September 30, 2005 from TCP, TLE and TSD and their respective subsidiaries. Celular CRT paid expenses of R$27.4 million in 2003, R$35.3 million in 2004 and R$15.5 million in the nine months ended September 30, 2005 to TCP, TLE and TSD and their respective subsidiaries.

See note 25 to Celular CRT’s audited consolidated financial statements and note 17 to Celular CRT’s unaudited consolidated financial statements for further information about Celular CRT’s related party transactions.

Significant Corporate Events

TCO has been a subsidiary of TCP since TCP acquired a majority of the common shares of TCO from Fixcel in April 2003. See “—Background for the Merger—Ownership of TCP, TCO, TLE, TSD and Celular CRT After the Privatization—TCP and its Subsidiaries.” During the periods for which financial statements are included in this prospectus, TCP has had no other material contracts, arrangements, understandings, relationships, negotiations or transactions with Fixcel and its affiliates, except for those that led to the acquisition by TCP of the majority of the common shares of TCO.

On June 30, 2004, the shareholders of TCO, at an extraordinary general shareholders’ meeting, approved the corporate reorganization of TCO and its subsidiaries Telegoiás, Telems, Telemat, Teleacre and Teleron. The purpose of the restructuring was to (1) transfer a tax benefit corresponding to R$511.1 million from TCP to TCO, generated by the amortization of goodwill in the amount of R$1,503.1 million resulting from the acquisition of control of TCO and its subsidiaries by TCP in 2003, and (2) simplify the corporate structure of TCO’s subsidiaries, whose minority shareholders received shares issued by TCO of the same class as the shares held by them in TCO’s subsidiaries. These subsidiaries of TCO have become wholly owned subsidiaries of TCO. TCP holds a credit in the amount of the tax benefit transferred to TCO. To the extent TCO uses this tax benefit in the future, TCO will undertake a capital increase that will enable TCP to capitalize the amount of the tax benefit used by TCO. The remaining shareholders of TCP will have the right to subscribe for additional shares in the capital increase to maintain their participation in TCO’s share capital. In addition, in connection with the corporate reorganization of TCO and its subsidiaries, TCP agreed to deliver preferred shares of TCO that it holds to minority shareholders of TCO’s subsidiaries who would otherwise have been entitled to receive a fractional preferred share in the reorganization.

In July 2005, TCP also capitalized a portion of the tax benefit related to the goodwill generated in the acquisition of TCO. See “Part Four: Information on the VIVO Companies—Recent Developments—Capital Increase and Cancellation of Treasury Shares.”

In January 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a joint venture named Brasilcel that would aggregate all their investments in cellular telecommunications businesses in Brazil to the extent permitted under Brazilian law. In December 2002, after Anatel approved the joint venture, Portugal Telecom transferred its interests in TCP and Celular CRT to Brasilcel, and Telefónica Móviles transferred its interests in TSD, TLE and Celular CRT to Brasilcel. Since that date, TCP, TLE, TSD and Celular CRT have been under common control. See “—Background for the Merger” and “—Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs of TCO, TLE, TSD and Celular CRT—Transactions and Arrangements—Joint Venture Agreement.”

From time to time, Portugal Telecom and Telefónica Móviles have considered various proposals for the restructuring of Brasilcel’s interests in the VIVO companies. Brasilcel also increased its interests in TCP, TLE,

PART FIVE—THE MERGER

TSD and Celular CRT through public tender offers in October 2004. See “—Background for the Merger—Ownership of TCP, TCO, TLE, TSD and Celular CRT After the Privatization.”

In July 2005, Brasilcel capitalized a portion of the tax benefit related to the goodwill generated in the acquisition of TLE, TSD and Celular CRT. See “Part Four: Information on the VIVO Companies—Recent Developments—Capital Increase and Cancellation of Treasury Shares.”

Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs of TCO, TLE, TSD and Celular CRT

Ownership of Securities

As of December 31, 2004, each of the members of the board of directors and of the board of executive officers owned, directly or indirectly, less than 0.01% of any class of TCP shares.

The table below illustrates the aggregate number and percentage of common shares and preferred shares of each of TCO, TLE, TSD and Celular CRT that are beneficially owned by TCP, Brasilcel, Telefónica, Telefónica Móviles, Portugal Telecom and PT Móveis, their respective subsidiaries and their directors and executive officers. For information on the companies listed in the tables below, see “—Certain Information on the Parent Companies of TCP and the Targets.”

TCO

	Beneficial ownership of shares of TCO
	Common		Preferred
	Number	Percent	Number	Percent
TCP	40,160,797	90.59%	28,084,178	32.76%
TCO’s directors and executive officers in the aggregate	12	0.00%	555	0.00%

TLE

	Beneficial ownership of shares of TLE
	Common		Preferred
	Number	Percent	Number	Percent
Brasilcel N.V.	105,305	3.12%	218,684	3.49%
Avista Participações Ltda.	334,464	9.91%	1,849,988	29.52%
Sudestecel Participações Ltda.	1,832,941	54.28%	313,990	5.01%
Tagilo Participações Ltda.	47,789	1.42%	183,801	2.93%
TLE’s directors and executive officers in the aggregate	10	0.00%	—	—

TSD

	Beneficial ownership of shares of TSD
	Common		Preferred
	Number	Percent	Number	Percent
Brasilcel N.V.	8,690,098	21.77%	37,660,622	72.54%
Avista Participações Ltda.	1,238,265	3.10%	2,539,941	4.89%
Sudestecel Participações Ltda.	23,455,288	58.76%	—	—
Tagilo Participações Ltda.	3,343,041	8.38%	6,663,506	12.84%
TSD’s directors and executive officers in the aggregate	9	0.00%	3	0.00%

PART FIVE—THE MERGER

Celular CRT

	Beneficial ownership of shares of Celular CRT
	Common		Preferred
	Number	Percent	Number	Percent
Brasilcel N.V.	2,966,790	20.55%	4,785,770	25.40%
Avista Participações Ltda.	605,290	4.19%	4,416,900	23.44%
TBS Celular Participações Ltda.	9,505,310	65.83%	165,846	0.88%
Celular CRT’s directors and executive officers in the aggregate	—	—	10	0.00%

To TCP’s knowledge, each one of the persons indicated in the tables above intends to vote its voting shares in favor of the merger.

Transactions and Arrangements

None of TCP or any of its subsidiaries has effected any transaction in the common shares or preferred shares of TCO, TLE, TSD or Celular CRT or in the ADSs of TCO, TLE or TSD in the past 60 days. To TCP’s knowledge, none of Brasilcel, Telefónica, Telefónica Móviles, Portugal Telecom or PT Móveis or their respective subsidiaries, or any director or executive officer of TCP, TCP’s subsidiaries (including TCO), Brasilcel, Telefónica, Telefónica Móviles, Portugal Telecom or PT Móveis or their respective subsidiaries, or any associate of either TCP or TCO, TLE, TSD or Celular CRT, has effected any transactions in the common shares or preferred shares of TCO, TLE, TSD or Celular CRT or in the ADSs of TCO, TLE or TSD in the past 60 days.

TCP and its subsidiaries (including TCO) are not, and to TCP’s knowledge, none of Brasilcel, Telefónica, Telefónica Móviles, Portugal Telecom or PT Móveis or any of the directors or executive officers of TCP, TCP’s subsidiaries (including TCO), Brasilcel, Telefónica, Telefónica Móviles, Portugal Telecom or PT Móveis or their respective subsidiaries is, a party to any agreement, arrangement, understanding or relationship with any other person relating, directly or indirectly, to any of TCO’s, TLE’s, TSD’s or Celular CRT’s securities (including any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), except, with respect to Telefónica Móviles, Portugal Telecom and PT Móveis, for the joint venture arrangement described below.

Joint Venture Arrangement

On January 23, 2001, Telefónica Móviles, Portugal Telecom and PT Móveis agreed to create a joint venture to consolidate Telefónica Móviles’ cellular businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica group and the Portugal Telecom group agreed to contribute to a 50/50 joint venture certain of its cellular businesses in Brazil, including interests in TCP, TLE, TSD and Celular CRT, as well as other assets or business that are operated for the benefit of the cellular businesses. This joint venture resulted in the formation of Brasilcel, the controlling shareholder of TCP, TCO, TLE, TSD and Celular CRT.

On October 17, 2002, Telefónica Móviles, on the one hand, and Portugal Telecom and PT Móveis, on the other, entered into the definitive stockholders’ agreement and subscription agreement that implemented the joint venture framework agreement signed in January 2001. In accordance with these definitive agreements, Telefónica Móviles, on the one hand, and Portugal Telecom and PT Móveis, on the other, have the same voting rights in Brasilcel. This equality in voting rights will continue to exist even if either party’s economic and voting interest is diluted below 50%, but not lower than 40%, as a consequence of a capital increase. The equality in voting rights will cease to exist if the percentage of ownership of one of the parties falls below 40% during an

PART FIVE—THE MERGER

uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, which would be obliged to buy (directly or through another company), all of Portugal Telecom’s ownership interest in Brasilcel. This right expires on December 31, 2007. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom group had not increased its ownership interest to 50% of the total capital stock of Brasilcel.

Also, in accordance with the definitive agreements, the Portugal Telecom group would be entitled to sell to Telefónica Móviles, which would be obligated to buy, all of Portugal Telecom’s ownership interest in Brasilcel should there be a change in control at Telefónica, Telefónica Móviles or any subsidiary of the latter that holds a direct or indirect ownership interest in Brasilcel. Similarly, Telefónica Móviles would be entitled to sell to the Portugal Telecom group, which would be obliged to buy, its ownership interest in Brasilcel if there is a change of control at Portugal Telecom, PT Móveis or any other subsidiary of either company that holds a direct or indirect ownership interest in Brasilcel.

The definitive agreements established that the parties to the agreements shall transfer to Brasilcel all of their direct or indirect ownership interests in equity securities, whether voting or non-voting, in cellular properties in Brazil, including any such interests obtained from future acquisitions of Brazilian cellular properties by those parties.

On December 27, 2002, following the agreements entered into on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, Telefónica Móviles, Portugal Telecom and PT Moveis contributed to Brasilcel all the shares held directly or indirectly by the two groups in their cellular communications companies in Brazil.

Plans and Proposals

In connection with the merger, TCO will become a wholly owned subsidiary of TCP, and TLE, TSD and Celular CRT will merge into TCP, with TCP as the surviving company. TLE, TSD and Celular CRT will be dissolved, and New TCP will be the holding company of the subsidiaries of those companies. New TCP will be managed by the current management of TCP, as described in “—Management” above.

After the consummation of the merger, New TCP intends to undertake one or more further corporate reorganizations involving New TCP and one or more of its wholly owned subsidiaries to further simplify the corporate structure of the VIVO companies. No new or different securities are expected to be issued to shareholders of New TCP in connection with any such reorganizations. In addition, after the consummation of the merger, New TCP intends to restructure its debt, which may include the assumption and/or repayment of TCP debt by one or more of the VIVO companies and their subsidiaries.

In connection with the merger, the preferred shares and ADSs of TCO, TLE and TSD are expected to be deregistered under the Exchange Act, and those companies will no longer file Annual Reports on Form 20-F or reports on Form 6-K. In addition, the ADSs of TCO, TLE and TSD will be delisted from the New York Stock Exchange, and the common shares and preferred shares of TCO, TLE, TSD and Celular CRT will be delisted from the São Paulo Stock Exchange. After the consummation of the merger and the completion of the delisting and deregistration of the TCO shares, TCP may cause the bylaws of TCO (which will then be a wholly owned subsidiary) to be amended to simplify its corporate structure and may change the composition of the TCO board, including, without limitation, by seeking the resignation of the independent directors, whose participation on the TCO board will no longer be required because TCO will be a wholly owned subsidiary.

None of TCO, TLE, TSD or Celular CRT is undertaking or engaged in any negotiations in response to the merger that relate to a tender offer or other acquisition of the Targets’ securities by TCP, any of the Targets, any of their subsidiaries or any other person or any of the matters listed in the bullet points above.

PART FIVE—THE MERGER

Expenses

The following is an itemized statement of the expenses incurred or estimated to be incurred by TCP in connection with the merger.

Filing fees	U.S.$	283,345
Legal fees		1,500,000
Accounting fees and fees for valuation reports		4,000,000
Printing costs		750,000
ADR depositary fees and expenses		750,000
Other		750,000

Total	U.S.$	8,033,345

Unaudited Pro Forma Combined Financial Information

The following unaudited pro forma combined financial information gives pro forma effect to (1) our acquisition of a portion of the minority interest of TCO through a public tender offer in October 2004, (2) the proposed merger of shares of TCO with TCP described in this prospectus, and (3) the proposed merger of TSD, Celular CRT and TLE into TCP described in this prospectus. We refer to the events described in clauses (2) and (3) as the “merger.” Because TCP, TLE, TSD and Celular CRT came under common control on December 27, 2002, we have presented unaudited pro forma combined financial information for the year ended December 31, 2003 giving effect to the merger with respect to the proportionate interest in the Targets under common control. This financial information was prepared from, and should be read in conjunction with, the following historical financial statements, including the applicable notes thereto:

•	our audited consolidated financial statements for the years ended December 31, 2004 and 2003, which are incorporated by reference into this prospectus;

•	the audited consolidated financial statements of TCO, TLE, TSD and Celular CRT for the years ended December 31, 2004 and 2003, which are incorporated by reference or included in this prospectus;

•	our unaudited condensed consolidated interim financial statements as of September 30, 2005 and for the nine months ended September 30, 2005, which are included in this prospectus; and

•	the unaudited condensed consolidated interim financial statements of TCO, TLE, TSD and Celular CRT as of September 30, 2005 and for the nine months ended September 30, 2005, which are included in this prospectus.

The unaudited pro forma combined balance sheet as of September 30, 2005 combines the historical consolidated balance sheets of TCP, TLE, TSD and Celular CRT, giving effect to (i) the merger with respect to the proportionate interest in the Targets under common control as if it had been consummated on December 27, 2002, the date these companies came under common control, and (ii) the acquisitions of the minority interests in TCO, TLE, TSD and Celular CRT as if they had occurred on September 30, 2005. The unaudited pro forma combined statements of loss for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 combine the historical consolidated statements of income of TCP, TLE, TSD and Celular CRT, giving effect to the merger with respect to the proportionate interest in the Targets under common control as if the merger had been consummated on December 27, 2002, and the acquisition of the minority interests as if they had occurred on January 1, 2004.

PART FIVE—THE MERGER

The unaudited pro forma combined financial information was prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. Note 37 to our audited consolidated financial statements and note 21 to our unaudited condensed consolidated interim financial statements describe the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us. The unaudited pro forma combined financial information includes pro forma reconciliations from Brazilian GAAP to U.S. GAAP of net loss for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, and of shareholders’ equity as of September 30, 2005.

The pro forma adjustments presented in the unaudited pro forma combined financial information give effect to estimates and assumptions that our management believes to be reasonable. The unaudited pro forma combined financial information does not include pro forma adjustments to take into account any synergies or cost savings that may or are expected to occur as a result of the merger.

This unaudited pro forma combined financial information is being provided for illustrative purposes only. It does not purport to represent our actual financial position or results of operations had the merger occurred on the dates specified, nor does it project our results of operations or financial position for any future period or date.

PART FIVE—THE MERGER

Telesp Celular Participações S.A.

Unaudited Pro Forma Combined Statement of Income

For the Year Ended December 31, 2003

(in millions of reais)

	TCP	TLE	TSD	Celular CRT	Effects of the merger (2)	Eliminations	Pro forma TCP
Net operating revenue	6,046.4	441.3	1,892.5	1,032.7		(19.4)	9,393.5
Cost of services and goods	(3,020.5)	(256.3)	(1,052.5)	(526.2)		19.4	(4,836.1)
Gross profit	3,025.9	185.0	840.0	506.5	—	—	4,557.4
Operating expenses:
Selling expenses	(1,264.9)	(145.0)	(387.5)	(171.3)			(1,968.7)
General and administrative expenses	(561.3)	(49.3)	(224.4)	(89.4)			(924.4)
Other net operating income (expenses)	(145.0)	(3.1)	13.3	(3.9)			(138.7)
Operating income (loss) before net financial income (expenses)	1,054.7	(12.4)	241.4	241.9	—	—	1,525.6
Net financial income (expenses)	(1,133.5)	(30.3)	(15.0)	17.7			(1,161.1)
Operating income (loss)	(78.8)	(42.7)	226.4	259.6	—	—	364.5
Net non-operating income (expense)	(25.7)	(0.7)	(8.5)	(1.2)			(36.1)
Income (loss) before minority interest and income taxes	(104.5)	(43.4)	217.9	258.4	—	—	328.4
Income taxes	(277.9)	0.8	(61.6)	(69.1)	—	—	(407.8)
Minority interest	(257.7)	—	—	—	—		(257.7)
Net income (loss)	(640.1)	(42.6)	156.3	189.3	—	—	(337.1)
U.S. GAAP adjustments	541.5	36.2	(39.4)	94.0	(46.4)	—	585.9
Net income (loss) under U.S. GAAP	(98.6)	(6.4)	116.9	283.3	(46.4)	—	248.8
Earnings (loss) per share:
Loss per share—common and preferred under Brazilian GAAP					—	—	(0.39)
Basic income (loss) per share:
Common—U.S. GAAP							0.29
Preferred—U.S. GAAP							0.29
Diluted income (loss) per share:
Common—U.S. GAAP							0.24
Preferred—U.S. GAAP							0.24

PART FIVE—THE MERGER

Telesp Celular Participações S.A.

Unaudited Pro Forma Combined Statement of Loss

For the Year Ended December 31, 2004

(in millions of reais, except per share amounts)

	TCP	TLE	TSD	Celular CRT	Tender offer for TCO shares in Oct. 2004 (1)	Effects of the merger (2)	Eliminations	Pro forma TCP
Net operating revenue	7,341.0	487.0	1,927.0	1,174.3				10,929.3
Cost of services and goods	(3,335.1)	(282.2)	(1,112.5)	(620.5)				(5,350.3)
Gross profit	4,005.9	204.8	814.5	553.8	—	—	—	5,579.0
Operating expenses:
Selling expenses	(1,896.4)	(147.1)	(508.5)	(264.9)				(2,816.9)
General and administrative expenses	(634.9)	(57.8)	(187.8)	(95.6)				(976.1)
Other net operating income (expenses)	(159.5)	(0.9)	17.0	27.3	(71.8)			(187.9)
Operating income (loss) before net financial expenses	1,315.1	(1.0)	135.2	220.6	(71.8)	—	—	1,598.1
Net financial income (expenses)	(1,095.4)	(24.7)	5.7	25.8				(1,088.6)
Operating income (loss)	219.7	(25.7)	140.9	246.4	(71.8)	—	—	509.5
Net nonoperating expense	(51.2)	(1.9)	—	(7.8)				(60.9)
Income (loss) before minority interest and income taxes	168.5	(27.6)	140.9	238.6	(71.8)	—	—	448.6
Income taxes	(327.1)	(6.6)	(48.1)	(56.7)	—	—	—	(438.5)
Minority interest	(331.5)	—	—	—		331.5		—
Net income (loss)	(490.1)	(34.2)	92.8	181.9	(71.8)	331.5	—	10.1
U.S. GAAP adjustments	(10.6)	(14.4)	(79.2)	(13.0)	12.8	(388.7)	—	(493.1)
Net income (loss) under U.S. GAAP	(500.7)	(48.6)	13.6	168.9	(59.0)	(57.2)	—	(483.0)
Earnings per share:
Earnings income (loss) per share – common and preferred under Brazilian GAAP					—	—	—	0.01
Basic loss per share:
Common – U.S. GAAP								(0.39)
Preferred – U.S. GAAP								(0.39)
Diluted loss per share:
Common – U.S. GAAP								(0.39)
Preferred – U.S. GAAP								(0.39)

PART FIVE—THE MERGER

Telesp Celular Participações S.A.

Unaudited Pro Forma Combined Statement of Loss

For the Nine-Month Period Ended September 30, 2005

(in millions of reais, except per share amounts)

	TCP	TLE	TSD	Celular CRT	Effects of the merger (2)	Eliminations	Pro forma TCP
Net operating revenue	5,491.7	418.7	1,505.3	892.4			8,308.1
Cost of services and goods	(2,479.7)	(233.4)	(777.3)	(420.3)			(3,910.7)
Gross profit	3,012.0	185.3	728.0	472,1	—	—	4,397.4

Operating expenses:
Selling expenses	(1,790.9)	(141.8)	(462.2)	(270.5)			(2,665.4)
General and administrative expenses	(455.1)	(42.8)	(148.4)	(76.5)			(722,8)
Other net operating income (expenses)	(287.0)	(4.7)	(6.3)	7.8			(290,2)
Operating income before net financial expenses	479.0	(4.0)	111.1	132.9	—	—	719.0
Net financial income (expenses)	(683.9)	(44.7)	14.6	33.2			(680.8)
Operating income (loss)	(204.9)	(48.7)	125.7	166.1	—	—	38.2
Net nonoperating income (expense)	12.0	0.2	0.8	(2.3)			10.7
Income (loss) before minority interest and income taxes	(192.9)	(48.5)	126.5	163.8	—	—	48.9
Income taxes	(265.8)	(6.0)	(48.4)	(59.4)	—	—	(379.6)
Minority interest	(133.0)	—	—	—	133.0		—
Net income (loss)	(591.7)	(54.5)	78.1	104.4	133.0	—	(330.7)
U.S. GAAP adjustments	206.0	(5.4)	(18.4)	1.1	(281.3)	—	(98.0)
Net income (loss) under U.S. GAAP	(385.7)	(59.9)	59.7	105.5	(148.3)	—	(428.7)

Earnings (loss) per share:
Loss per shares—common and preferred under Brazilian GAAP					—	—	(0.23)

Basic loss per share:
Common—U.S. GAAP							(0.31)
Preferred—U.S. GAAP							(0.31)
Diluted loss per share:
Common—U.S. GAAP							(0.31)
Preferred—U.S. GAAP							(0.31)

PART FIVE—THE MERGER

Telesp Celular Participações S.A.

Unaudited Pro Forma Combined Balance Sheet

As of September 30, 2005

(in millions of reais)

	TCP	TLE	TSD	Celular CRT	Effects of the merger (2)	Eliminations	Pro forma TCP
Current assets:	4,527.1	263.2	1,342.5	970.1		(22.8)	7,080.1
Noncurrent assets:
Recoverable taxes	449.0	25.7	85.6	27.9			588.2
Deferred income taxes	901.6	184.3	165.7	54.0			1,305.6
Prepaid expenses	24.5	1.4	16.9	2.7			45.5
Other noncurrent assets	63.2	14.9	9.1	11.1			98.3
Total noncurrent assets	1,438.3	226.3	277.3	95.7			2,037.6

Permanent assets:
Investments	1,649.5	—	0.5	1.3			1,651.3
Goodwill on merged subsidiary, net	43,5	—	—	—			43.5
Property, plant and equipment, net	5,725.2	369.9	1,164.4	742.4			8,001.9
Deferred assets, net	145.7	0.3	2.1	0.9			149.0
Other	1.8	—	—	—			1.8
Total permanent assets	7,565.7	370.2	1,167.0	744.6			9,847.5
Total assets	13,531.1	859.7	2,786.8	1,810.4		(22.8)	18,965.2

Current liabilities:	4,084.4	372.9	689.0	422.6		(22.8)	5,546.1
Noncurrent liabilities
Loans and financing	3,309.8	116.6	—	133.3			3,559.7
Reserve for contingencies	212.2	8.3	24.1	2.7			247.3
Taxes payable	177.1	—	—	—			177.1
Derivative contracts	323.4	35.7	—	19.7			378.8
Pension and other postretirement benefit plans	0.4	0.3	0.8	0.6			2.1
Other noncurrent liabilities	38.9	5.9	24.1	7.4			76.3
Total noncurrent liabilities	4,061.8	166.8	49.0	163.7			4,441.3
Minority interest	1,068.8	—	—	—	(1,068.8)		—
Shareholders’ equity
Capital stock	6,670.2	306.8	927.9	327.5	1,068.8		9,301.2
Treasury stock	—	—	—	(11.1)	11.1		—
Capital reserve	793.4	126.4	170.5	498.4	(11.1)		1,577.6
Income reserves	—	—	235.2	304.8	(540.0)		—
Accumulated earnings (deficit)	(3,147.8)	(113.2)	715.1	104.5	540.0		(1,901.4)
Total shareholders’ equity	4,315.8	320.0	2,048.7	1,224.1	1,068.8		8,977.4
Funds for capitalization	0.3	—	0.1	—	—		0.4
Shareholders’ equity and funds for capitalization	4,316.1	320.0	2,048.8	1,224.1	1,068.8		8,977.8
Total liabilities and shareholders’ equity	13,531.1	859.7	2,786.8	1,810.4	—	(22.8)	18,965.2
Shareholders’ equity under Brazilian GAAP	4,315.8	320.0	2,048.7	1,224.1	1,068.8	—	8,977.4
U.S. GAAP adjustments (2)	34.3	5.8	(0.3)	4.7	4,057.7	—	4,102.2
Shareholders’ equity under U.S. GAAP	4,350.1	325.8	2,048.4	1,228.8	5,126.5	—	13,079.6

PART FIVE—THE MERGER

Telesp Celular Participações S.A.

Notes to Unaudited Pro Forma Combined Financial Information

(all amounts in millions of reais, except per share amounts)

(1)	The pro forma adjustments for the October 2004 tender offer for a portion of the minority interest of TCO represent (i) the pro forma amortization of the goodwill recorded under Brazilian GAAP and (ii) pro forma U.S. GAAP adjustments to reflect purchase accounting in accordance with SFAS No. 141, Business Combinations. Under the purchase method of accounting, the pro rata assets acquired and liabilities assumed are recorded at their fair values, and any excess of the purchase price over the related fair value of net assets acquired is accounted for as goodwill. Under Brazilian GAAP, the goodwill associated with this tender offer amounted to R$478.7, attributed to the projected future profitable operations of TCO, and is being amortized over a five-year period. For U.S. GAAP purposes, we applied the purchase method of accounting in accordance with SFAS No. 141. See Note 37d., “Acquisition of TCO,” to our audited consolidated financial statements for a description of the accounting for the acquisitions and the purchase price allocation that was used for purposes of calculating the U.S. GAAP pro forma adjustments.

(2)	Under Brazilian GAAP, the merger of shares of TCO with TCP and the merger of companies of TLE, TSD and Celular CRT into TCP will be accounted for based on TCO’s, TLE’s, TSD’s and Celular CRT’s book value of the assets acquired and the liabilities assumed.

Under U.S. GAAP, since TCP, TLE, TSD and Celular CRT are controlled by Brasilcel, the acquisition by TCP of Brasilcel’s interests in TLE, TSD and Celular CRT is considered to be a reorganization of companies under common control and will be accounted for in a manner similar to a pooling of interest. Accordingly, the assets acquired and the liabilities assumed in such acquisitions, as they relate to the portion under common control by Brasilcel, will be accounted for based on the historical carrying values of the assets and liabilities, as reflected in the consolidated financial statements of Brasilcel in accordance with EITF No. 90-5, “Exchanges of Ownership Interests between Entities under Common Control.”

The historical book value of the concession intangibles and goodwill relating to the acquisitions of TLE, TSD and Celular CRT that were recorded by Brasilcel prior to January 1, 2003 have been pushed down into TCP’s pro forma combined financial information as if the reorganization had occurred on January 1, 2003. The historical book values of these amounts on September 30, 2005 are as follows:

Concession intangibles	744.7
Goodwill	2,189.1

Total	2,933.8

The amount of goodwill recorded was amortized up to December 31, 2001 in accordance with SFAS 142, Goodwill and Other Intangible Assets. The concession intangibles are being amortized on a straight-line basis over the terms of the respective company’s licenses, including one renewal period.

In October 2004, Brasilcel, either directly or through its wholly-owned subsidiaries, acquired additional interests of 22.7%, 4.2% and 15.8% in TLE, TSD and Celular CRT, respectively, for R$116.9, R$138.4 and R$352.5, respectively, in public tender offers. For U.S. GAAP purposes, these acquisitions of minority interests were accounted for by Brasilcel using the purchase method of accounting in accordance with SFAS No. 141. The amounts recorded by Brasilcel relating to these acquisitions of minority interests have been pushed down into TCP’s pro forma combined financial information as if the acquisitions had occurred on January 1, 2004.

PART FIVE—THE MERGER

Telesp Celular Participações S.A.

Notes to Unaudited Pro Forma Combined Financial Information

(all amounts in millions of reais, except per share amounts)

The following table shows the estimated purchase price allocation that was used for purposes of calculating the U.S. GAAP pro forma adjustments:

	TLE	TSD	Celular CRT	Total
Amounts representing the historical net assets under U.S. GAAP of the minority interest acquired	34.1	44.9	67.0	146.0
Interest acquired	22.7%	4.2%	15.8%
Fair value adjustments:
Concession intangibles (a)	46.9	52.1	197.1	296.1
Customer list (b)	35.9	41.4	88.4	165.7
Purchase price	116.9	138.4	352.5	607.8

(a)	The concession intangibles are being amortized on a straight-line basis over the terms of the respective licenses, including one renewal period, being up to 2023, 2021 and 2022 for TLE, TSD and Celular CRT, respectively.
(b)	The customer lists are being amortized on a straight-line basis over a two-year period, representing the average customer life.

The portion of the interests acquired by TCP from minority interest holders unrelated to Brasilcel will be accounted for using the purchase method of accounting in accordance with SFAS No. 141. To determine the purchase price paid by TCP for the acquisition of shareholders unrelated to Brasilcel, we have used the number of shares to be issued by TCP based on the exchange ratios disclosed above in this “Part Five: The Merger” and the average market price of TCP’s common and preferred shares four days before December 2, 2005, the last trading day before announcement of the merger, and four days after the announcement of the merger on December 5, 2005. The following table shows the estimated purchase price allocation that was used for purposes of calculating the U.S. GAAP pro forma adjustments:

	TCO	TLE	TSD	Celular CRT	Total
Amounts representing the historical net assets under U.S. GAAP of the minority interest acquired	1,090.1	160.7	183.8	400.1	1,834.7
Interest acquired	47.5%	49.3%	8.9%	32.6%
Fair value adjustments:
Concession (a)	163.8	—	—	122.2	286.0
Customer list (b)	292.5	—	17.8	138.9	449.2
Property, plant and equipment (c)	107.0	(2.3)	25.6	(4.5)	125.8
Purchase price (d)	1,653.4	158.4	227.2	656.7	2,695.7

(a)	The concession intangibles are being amortized on a straight-line basis over the terms of the respective licenses, including one renewal period, being up to 2020 for TCO and 2022 for Celular CRT.
(b)	The customer lists are being amortized on a straight-line basis over a two-year period, representing the average customer life.
(c)	The property, plant and equipment fair value adjustments are being amortized over a period of two years for TLE, TSD and Celular CRT and three years for TCO, which represents the weighted average remaining useful life of the related assets.
(d)	The purchase price was determined by applying the average market price of R$7.8388 per common share of TCP for 12,862.1, 4,118.4, 10,486.8 and 9,571.7 common shares of TCO, TLE, TSD and Celular CRT, respectively, and R$8.7351 per preferred share of TCP for 177,738.8, 14,434.2, 16,607.0 and 66,591.4 preferred shares of TCO, TLE, TSD and Celular CRT, respectively, held by shareholders unrelated to Brasilcel. See above in this “Part Five: The Merger.”

PART SIX—SHAREHOLDER RIGHTS

General

TCP, TCO, TLE, TSD and Celular CRT are all incorporated in the Federative Republic of Brazil. If you hold common or preferred shares of TCO, TLE, TSD or Celular CRT, your rights as a holder of securities of those companies are governed by Brazilian law and the bylaws (estatutos sociais) of the applicable company. If you hold common or preferred shares of TCO, TLE, TSD or Celular CRT, your rights as a holder of TCP securities after the merger will be governed by Brazilian law and the bylaws of TCP. You should read the bylaws of TCP and TCO, TLE, TSD or Celular CRT, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

There are no material differences between the rights of common shareholders of TCP and those of common shareholders of TCO, TLE, TSD or Celular CRT. The following table highlights certain differences in the voting rights and dividend rights of preferred shares of TCO, TSD, TLE and Celular CRT compared to preferred shares of TCP.

Voting Rights and Dividend Rights of Preferred Shares

Differences in Comparison to TCP

	TCP	TCO	TLE	TSD	Celular CRT
Calculation of Dividend Preference for Preferred Shares (1)	Preferred shareholders are entitled to a preference equal to the greater of: • 6% of subscribed capital per share; or • 3% of shareholders’ equity per share.	Preferred shareholders are entitled to a preference equal to the greater of: • 6% of subscribed capital per share; or • 3% of shareholders’ equity per share.	Preferred shareholders are entitled to a preference equal to the greater of: • 6% of subscribed capital per share; or • 10% more dividends than paid to common shareholders.	Preferred shareholders are entitled to receive 10% more dividends than paid to common shareholders.	Preferred shareholders are entitled to a preference equal to the greater of: • 6% of subscribed capital per share; or • 10% more dividends than paid to common shareholders.

Voting Rights of Preferred Shares

•    Preferred shareholders have the right to vote on agreements with related parties that are on terms more onerous to the company than customary in the market.

•    Preferred shareholders have the right to vote on the amendment or revocation of certain bylaw provisions.

•    Preferred shareholders currently have full voting rights due to nonpayment of dividends by TCP. (2)

•    Preferred shareholders have the right to vote on agreements with related parties that are on terms more onerous to the company than customary in the market.

•    Preferred shareholders have the right to vote on the amendment or revocation of certain bylaw provisions.

•    Preferred shareholders have the right to vote on long-term agreements with related parties, except when the contracts contain standard contract provisions.

•    Preferred shareholders have the right to vote on the amendment or revocation of certain bylaw provisions.

•    Preferred shareholders currently have full voting rights due to nonpayment of dividends by TLE. (3)

•    Preferred shareholders have the right to vote on long-term agreements with related parties, except when the contracts contain standard contract provisions.

•    Preferred shareholders have the right to vote on the amendment or revocation of certain bylaw provisions.

• Preferred shareholders do not have specific voting rights.

PART SIX—SHAREHOLDER RIGHTS

(1)	This preference refers to a preference for preferred shareholders in the payment of mandatory minimum dividends pursuant to the Brazilian corporation law. See, for example, “—Description of TCP Capital Stock—Allocations of Profits.”
(2)	See “—Information About Historical Dividend Payments—TCP.”
(3)	See “—Information About Historical Dividend Payments—TLE.”

In addition, the bylaws of Celular CRT, unlike the bylaws of TCP and the other Targets, do not require longer notice periods for Article 136 Meetings, as defined below under “—Description of TCP Capital Stock—Meetings of Shareholders.”

TCP believes that the preferred shares of TCP offer substantially the same rights, including, but not limited to, voting, dividends, redemption and liquidation rights, as the preferred shares of the Targets for purposes of the exception to the rules governing going private transactions contained in paragraph (g)(2) of Rule 13e-3 under the Exchange Act. The terms of the preferred shares of TCP and the Targets with respect to redemption rights and liquidation rights are substantially identical, and although TCP believes that the terms of the voting and dividend rights of the preferred shares of TCP and the Targets are substantially the same for purposes of the exception, there are differences in these voting and dividend rights, which are explained in the table above. TCP believes that these voting rights are substantially the same because the differences relate to limited exceptions from the general non-voting nature of the preferred shares. TCP believes that the dividend rights are substantially the same because the preferred shares of all the VIVO companies participate in the profits and losses of the applicable company and are not entitled to a fixed amount of dividends, but rather each company provides a limited preference to preferred shareholders in the payment of mandatory minimum dividends in accordance with one of the criteria permitted for listed preferred shares under the Brazilian corporation law.

TCP also believes that the preferred shares of TCP and the Targets are the substantial economic equivalent of a class of common stock. These preferred shares do not have the debt-like features of a fixed dividend amount, a fixed liquidation value, mandatory redemption provisions or covenants. Rather, the preferred shares participate with the common shares in the profits and losses of the company.

TCP believes, therefore, that the merger is not a going private transaction because holders of preferred shares of the Targets will receive preferred shares of TCP representing substantially the same rights as the preferred shares of the Targets and because the preferred shares of TCP are the substantial economic equivalent of common stock for purposes of paragraph (g)(2) of Rule 13e-3.

If you hold ADSs of TCO, TLE or TSD, your rights are governed by the applicable ADR deposit agreement rather than by Brazilian law and the bylaws of the company, and your rights as a holder of TCP ADSs after the merger will be governed by TCP’s ADR deposit agreement. See “—Description of American Depositary Shares” below.

As of December 31, 2005, TCP’s capital stock consisted of 662,324,342 outstanding shares, no par value, divided between 250,457,704 common shares (ações ordinárias) and 411,866,638 preferred shares (ações preferenciais).

As of December 31, 2005:

•	TCO’s capital stock consisted of 130,068,158 outstanding shares, no par value, divided between 44,332,722 common shares (ações ordinárias) and 85,735,436 preferred shares (ações preferenciais);

•	TLE’s capital stock consisted of 9,644,278 outstanding shares, no par value, divided between 3,376,560 common shares (ações ordinárias) and 6,267,718 preferred shares (ações preferenciais);

PART SIX—SHAREHOLDER RIGHTS

•	TSD’s capital stock consisted of 91,831,224 outstanding shares, no par value, divided between 39,916,217 common shares (ações ordinárias) and 51,915,007 preferred shares (ações preferenciais); and

•	Celular CRT’s capital stock consisted of 32,641,400 outstanding shares (excluding treasury shares), no par value, divided between 14,439,063 common shares (ações ordinárias) and 18,202,337 preferred shares (ações preferenciais) (excluding 639,444 preferred shares held in treasury that will be transferred to TCP in the merger).

Information About Historical Dividend Payments

For a summary of TCP’s, TCO’s, TLE’s, TSD’s and Celular CRT’s payments of dividends and interest on shareholders’ equity for the years 2002, 2003, 2004 and 2005 see “Part Five: The Merger—Comparative Share and Dividend Information—Dividend Information.”

TCP

We pay our shareholders both dividends and interest on shareholders’ equity. Interest on shareholders’ equity (juros sobre capital proprio) is a form of distribution that is tax deductible in Brazil. We did not pay dividends or interest on shareholders’ equity for the years ended December 31, 2001, 2002, 2003 and 2004 because of net losses in those years.

Our bylaws state that holders of preferred shares will have full voting rights in the event that we do not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until we again pay minimum dividends. As from the annual meeting held on March 27, 2004, holders of preferred shares began to have full voting rights since minimum dividends to preferred shares during the last three consecutive years have not been paid. Holders of preferred shares will be able to exercise voting rights until we again pay minimum dividends.

At the meeting of the voting shareholders of TCP that will consider the mergers described in this prospectus, the voting shareholders will also vote on a proposal for a capital reduction of TCP for the purposes of absorbing existing losses with a view to accelerating TCP’s ability to distribute dividends to its shareholders as soon as it becomes profitable.

TCO

TCO pays its shareholders both dividends and interest on shareholders’ equity. In 2002 and 2003, TCO paid only interest on shareholders’ equity. In 2004, TCO paid both dividends and interest on shareholders’ equity. In 2005, TCO declared both dividends and interest on shareholders’ equity.

TLE

TLE pays its shareholders both dividends and interest on shareholders’ equity. TLE recognized losses in 2002, 2003 and 2004. Therefore, no dividends or interest on equity were paid in this period.

TLE’s bylaws state that holders of preferred shares will have full voting rights in the event that TLE does not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until TLE again pays minimum dividends. As from the annual meeting held on March 28, 2005, holders of preferred shares began to have full voting rights since minimum dividends to preferred shares during the last three consecutive years have not been paid. Holders of preferred shares will be able to exercise voting rights until TLE again pays minimum dividends.

PART SIX—SHAREHOLDER RIGHTS

TSD

TSD pays its shareholders both dividends and interest on shareholders’ equity. In 2002, 2003 and 2004, TSD paid both dividends and interest on shareholders’ equity. In 2005, TSD declared interest on shareholders’ equity.

Celular CRT

Celular CRT pays its shareholders both dividends and interest on shareholders’ equity. In 2002, Celular CRT paid both dividends and interest on shareholders’ equity. In 2003 and 2004, Celular CRT paid only interest on shareholders’ equity. In 2005, Celular CRT declared both dividends and interest on shareholders’ equity.

Recent History of TCP Capital Stock

As of September 30, 2005 and as of December 31, 2005, TCP had capital stock of R$6,670,152,498.26 consisting of 662,324,342 outstanding shares, divided between 250,457,704 common shares, no par value (ações ordinárias) (representing capital stock of R$2,522,315,690.53), and 411,866,638 preferred shares, no par value (ações preferenciais) (representing capital stock of R$4,147,836,807.73). TCP is authorized to issue up to 720,000,000 shares of capital stock. There are no outstanding options to purchase TCP shares.

The following is a brief history of TCP’s capital stock since January 1, 2002. TCP had capital stock of R$1,873.3 million as of December 31, 2001, consisting of 458,367,772 thousand shares, divided into 160,138,996 thousand common shares and 298,228,776 thousand preferred shares. In September 2002, TCP undertook a capital increase in the amount of R$2,500.3 million, issuing 249,244,868 thousand new common shares and 464,171,712 thousand new preferred shares pursuant to a preemptive rights offering at a price of R$3.50 per one thousand shares and an additional 7,978,645 new preferred shares in an auction on the São Paulo Stock Exchange at an average price of R$3.9207 per one thousand shares. These amounts were paid in cash, except that TCP’s shareholder Portelcom Participações, a subsidiary of Brasilcel, paid by capitalizing certain credits in the amount of R$97.0 million held against TCP relating to tax benefits transferred to TCP.

As of December 31, 2003 and 2004, TCP had capital stock of R$4,373.7 million, consisting of 1,171,784,352 thousand shares, divided into 409,383,864 thousand common shares and 762,400,488 thousand preferred shares. In January 2005, TCP undertook a capital increase in the amount of R$2,053.9 million, issuing 143,512,976 thousand new common shares and 267,262,109 thousand new preferred shares pursuant to a preemptive rights offering at a price of R$5.00 per one thousand shares and an additional 91 thousand common shares and 3,999 thousand preferred shares in an auction on the São Paulo Stock Exchange at a minimum price of R$5.00 per thousand shares and at a maximum price of R$6.96 per thousand shares. These amounts were paid in cash, except that Portelcom Participações paid by capitalizing credits in the amount of R$53.9 million held against TCP.

In May 2005, TCP undertook a 2,500 to one reverse stock split of its common shares and preferred shares. After the reverse stock split, TCP had 633,025,410 shares, divided into 221,158,772 common shares and 411,866,638 preferred shares. In July 2005, TCP undertook a capital increase in the amount of R$242.6 million, issuing 29,298,932 new common shares at a price of R$8.28 per share. These new shares were subscribed by Portelcom Participações, which paid by capitalizing credits in the amount of R$242.6 million held against TCP. There have been no changes to TCP’s capital stock since this capital increase. Portelcom Participações had remaining credits against TCP in the amount of R$452.3 million as of September 30, 2005 corresponding to tax benefits previously transferred to TCP relating to the goodwill paid by TCP’s controlling shareholders in the privatization process. As the tax benefits are realized over a ten-year period, Portelcom Participações has the right to receive shares in the amount of the benefits realized, and TCP’s other shareholders are entitled to preemptive rights in connection with the issuance of these shares. See note 20 to TCP’s unaudited condensed consolidated interim financial statements included in this prospectus.

PART SIX—SHAREHOLDER RIGHTS

Description of TCP Capital Stock

Set forth below are the material terms of the capital stock of TCP and brief summaries of certain provisions of TCP’s bylaws and the Brazilian corporation law.

Objectives and Purposes

We are a publicly traded company registered with the CVM under No. 01771-0. Article 2 of our bylaws provides that our corporate purpose is to:

•	exercise the control of operating companies which provide cellular mobile telecommunications services, personal mobile services and other services in conformity with the concessions, authorizations and permissions that have been granted to us;

•	promote, through our subsidiaries or controlled companies that operate under the VIVO brand, the expansion and implementation of the telecommunications services within our concessions, authorizations and permissions;

•	promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;

•	promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;

•	perform, through our subsidiaries and affiliated companies, specialized technical services related to the telecommunications sector;

•	promote, encourage, carry out and coordinate, through our subsidiaries or controlled companies, the development and training of personnel necessary to perform activities in the telecommunications sector;

•	carry out and promote the import of goods and services for the operations of our subsidiaries and controlled companies;

•	execute other activities connected or related to our objectives;

•	participate in the equity capital of other companies; and

•	trade equipment and materials necessary or useful for providing telecommunications services.

Directors

The following is a description of some of the provisions of our bylaws concerning our board of directors:

•	The board of directors has the power to approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million, the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

•	The board of directors has the power to allocate between the directors and the executive officers the total remuneration for directors and executive officers determined at a shareholders’ meeting.

Pursuant to the Brazilian corporation law, each member of the board of directors must hold at least one share of our capital stock to be elected as a director. Members of the board of directors generally stand for reelection at the same shareholders’ meeting. There are no provisions in our bylaws with respect to:

•	age limits for retirement of directors; or

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

PART SIX—SHAREHOLDER RIGHTS

Although there are no provisions in our bylaws, the Brazilian corporation law prohibits directors from:

•	performing any act of generosity using corporate assets to the detriment of the corporation;

•	by virtue of his position, receiving any type of direct, or indirect, personal advantage from third parties, without authorization in the bylaws or from a general meeting; and

•	taking part in any corporate transaction in which he has an interest that conflicts with an interest of the corporation, nor in the decisions made by the other directors on the matter.

Allocations of Profits

At each annual shareholders’ meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian corporation law, this allocation may be made among (a) dividends and (b) profits reserves.

For the purposes of the Brazilian corporation law, net profits are defined as net income after income tax and social contribution for the relevant fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in a company’s profits.

Dividends

Mandatory Dividends. Under the Brazilian corporation law and TCP’s bylaws, TCP is required to distribute to all shareholders as a non-cumulative mandatory dividend an amount equal to 25% of adjusted net income. For this purpose, adjusted net income is an amount equal to net profits adjusted to reflect allocations to and from:

•	the legal reserve;

•	the contingency reserve; and

•	the unrealized profits reserve.

Allocation of the Mandatory Dividends. In the allocation of any mandatory dividend, preferred shareholders are entitled with preference to receive a non-cumulative annual dividend, equal to the higher of (i) 6% of the amount obtained by dividing the amount of subscribed capital by the number of TCP’s shares or (ii) 3% of the amount obtained by dividing shareholders’ equity by the number of TCP’s shares.

In case the amount of mandatory dividends is greater than preferred dividends, after the payment of preferred dividends, the excess will be allocated first as dividend payments to holders of common shares in an amount equal to the preferred dividend received by the preferred shareholders, and the remainder will be distributed equally among holders of preferred and common shares.

In case the amount of mandatory dividends is less than the preferred dividends, the mandatory dividends will be fully allocated as preferred dividends and TCP will not be obligated to distribute any mandatory dividends to common shareholders. In this case, TCP must pay preferred dividends out of accumulated profits and other profits reserves, if available.

Dividends Relating to Net Profits Remaining After Allocations to Mandatory Dividends and Profits Reserves. Under the Brazilian corporation law, any net profits remaining after allocations to mandatory dividends and profits reserves (as described below) must be distributed to preferred and common shareholders, observing the same preference described above in connection with mandatory dividends.

PART SIX—SHAREHOLDER RIGHTS

Profits Reserves

The Brazilian corporation law requires the allocation of 5% of the net profits to a statutory reserve (legal reserve), not to exceed 20% of the company’s paid-in capital, which may be used to absorb accumulated losses or increase capital. Other allocations may be made on a discretionary basis by the shareholders to the following reserves:

•	a contingency reserve, for an anticipated loss that is deemed probable in future years (provided that any amounts so allocated in a previous year must be reversed in the fiscal year in which such loss does not occur or charged off in the event the loss occurs);

•	an unrealized profits reserve, in an amount equal to the excess between mandatory dividends and the sum of the share of net equity earnings of affiliated companies and profits, gains and earnings in sales and services to be received after the end of the next succeeding fiscal year;

•	bylaws reserve, in the amount set forth in the bylaws (currently, TCP bylaws do not provide for such type of reserve); and

•	a retained profits reserve, for plant expansion and other capital investment projects, in an amount based on a capital expenditure budget previously approved by the shareholders (provided that if the budget is for a term greater than one year, it must be reviewed annually by the shareholders until the investment is completed).

Restrictions on the Distributions of Dividends and Allocations to Profits Reserves

Restrictions on Distributions of Dividends. TCP is permitted to suspend the payment of a mandatory dividend in respect of common shares if:

•	its board of directors reports to the annual shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•	the shareholders (after reviewing the opinion of the board of auditors) ratify this conclusion at the shareholders’ meeting.

In this case:

•	the management must forward to the CVM, within five days of the shareholders’ meeting, an explanation for the suspension of the payment of the mandatory dividends; and

•	the amounts not distributed would be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, be distributed as dividends as soon as the financial condition of the company permitted.

Restrictions on the Allocations to Profits Reserves. Under the Brazilian corporation law, allocations to the bylaws reserve and retained profits reserve may not hinder the payment of mandatory dividends. In addition, any excess of the sum of the profits reserves (other than contingency reserves and unrealized profits reserves) over total capital must be distributed as dividends.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian accounting principles.

Payment of Dividends

TCP is required by the Brazilian corporation law and its bylaws to hold an annual shareholders’ meeting by April 30 of each year, at which an annual dividend may be declared by a decision of TCP’s shareholders on the

PART SIX—SHAREHOLDER RIGHTS

recommendation of its board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under the Brazilian corporation law, dividends must be paid on the date determined at a shareholders’ meeting or, in the absence of such determination, within 60 days as of the annual meeting date (and in any event within the same fiscal year in which such dividend was declared). A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert to the company. Dividends are credited to the holder of record of TCP shares.

Voting Rights

Common Shareholders

Each TCP common share entitles the holder to one vote at shareholders’ meetings. TCP’s preferred shares ordinarily do not entitle their holders to vote except in the limited circumstances described below. Under the Brazilian corporation law, a shareholders’ meeting is required in order to:

•	amend the bylaws (including Article 136 Meetings, as defined below);

•	elect or discharge corporate officers and auditors at any time;

•	review the yearly accounts drawn up by the corporation’s officers and to decide on the financial statements presented by them;

•	authorize the issuance of debentures, except for debentures that are not convertible into shares and without guarantee;

•	suspend the rights of a shareholder;

•	approve the appraisal of assets contributed as capital by shareholders;

•	effect the corporation’s transformation, consolidation, incorporation and divestment, its dissolution and liquidation, to elect and discharge its liquidators, and to examine the liquidators’ accounts; and

•	authorize the officers to file for bankruptcy or request reorganization.

In the case of urgency, the filing for bankruptcy or the request for reorganization may be made by the officers, as agreed with the majority shareholder, if any, which officers must subsequently call a general meeting in order to vote on the matter. Such a meeting would be called by publication of a notice in the official gazette of the state of São Paulo and another Brazilian gazette determined by the shareholders at least 30 days prior to the meeting, but would not generally require any other form of notice.

Preferred Shareholders

Under the Brazilian corporation law, TCP’s preferred shares acquire full voting rights in the event the company fails for three consecutive fiscal years to pay the mandatory minimum dividend, and those voting rights will continue until TCP again pays mandatory minimum dividends. In addition, in case minority preferred shareholders hold more than 10% of TCP’s total capital (or if they reach such percentage when added to the minority common shareholders, in case neither such preferred shareholders hold 10% of the total capital stock nor such common shareholders hold 15% of the total common shares on their own), such shareholders may appoint one board member and one alternate. In addition, minority preferred shareholders may appoint one member of the board of auditors (and one alternate). In case minority common shareholders hold more than 10% of TCP’s voting capital, such common shareholders may appoint one member of the board of auditors (and one alternate).

Because TCP did not pay the mandatory minimum dividends for the years ended December 31, 2001, 2002, 2003, as from the annual meeting held on March 27, 2004, holders of preferred shares began to have full voting

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rights. Holders of preferred shares will be able to exercise voting rights until TCP again pays minimum dividends. Once TCP again pays minimum dividends, those voting rights will cease.

Under the bylaws of TCP, preferred shareholders are entitled (a) to vote at any meeting to approve any agreement between TCP and a related party if the terms of that agreement is more onerous to TCP than is customary in the market for agreements of the same nature and (b) to vote at any meeting to approve any changes to the bylaws that would revoke such voting rights or would change the provisions of TCP’s bylaws that require that equitable treatment be confirmed by a third-party appraiser in any corporate reorganization transaction involving TCP and a controlled entity and a 30-day call notice be delivered with respect to any Article 136 Meeting (as defined below). In any circumstances in which holders of TCP’s preferred shares are entitled to vote, each preferred share will entitle its holder to one vote.

Meetings of Shareholders

Under the Brazilian corporation law, notice of a general or extraordinary shareholders’ meeting must be published in the state’s official gazette and another gazette determined by the shareholders at least 15 days before the scheduled date of the meeting (other than in the case of Article 136 Meetings, which require a 30-day advance notice).

According to the Brazilian corporation law, a general meeting of shareholders is necessary in order to change the rights of the holders of stock, except that a shareholder may not be deprived of the following rights, whether through a change in the bylaws or a shareholders’ meeting:

•	the right to participate in corporate profits;

•	the right to participate in the assets of the corporation in the case of liquidation;

•	the right to supervise the management of the corporate business as provided for in the Brazilian corporation law;

•	the right of first refusal in the subscription of shares, founders’ shares convertible into shares, debentures convertible into shares and subscription bonuses; and

•	the right to withdraw from the corporation as provided in the Brazilian corporation law.

Article 136 Meetings are required to:

•	change the preferences, advantages and conditions for the redemption or amortization of one or more classes of preferred shares or to create a more favored class;

•	reduce the minimum dividend;

•	approve the merger, amalgamation or spin-off of TCP;

•	participate in a group of companies;

•	change the company’s corporate purpose; and

•	suspend the liquidation of the company or in case of dissolution of the company.

On the first call, a meeting may be held only with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings whose objective is the amendment of the bylaws may be held on the first call only with minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of a qualified quorum of at least one-half of the holders of voting shares.

If the quorum is not met on the first call, a second notice must be published at least eight days before the second meeting date (other than in the case of an Article 136 Meeting, which second notice must be published at

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least ten days prior to the second meeting). On a second call, a meeting may be held regardless of the number of voting shares represented.

The holders attending a general meeting must produce proof of their shareholder status, in accordance with the following rules:

•	upon request, an owner of a registered share must exhibit a document proving his or her identity; and

•	as a rule, an owner of a book-entry share or of a share in custody must exhibit or deposit at the corporation, in addition to a document proving his identity, the corresponding proof produced by the financial institution.

A shareholder may be represented at a general meeting by a proxy appointed less than one year before, which must be a shareholder, a corporation officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Preemptive Rights

Each TCP shareholder has a general preemptive right to subscribe for shares in any capital increase in proportion to its holdings (other than in public issuance of shares or exchange offers for the acquisition of control of other companies). In the specific case of preferred shareholders, they will not have preemptive rights in connection with issuances of common shares by TCP in order to reduce the minimum number of non-voting shares to 50% of the total number of issued shares. When applicable, shareholders are given a minimum period of 30 days following the publication of a notice of a capital increase to exercise that right.

In the event of a capital increase that would maintain or increase the proportion of capital represented by TCP’s preferred shares, holders of preferred shares would have preemptive rights to subscribe only for newly issued preferred shares. In the event of a capital increase that would reduce the proportion of capital represented by TCP’s preferred shares, holders of preferred shares would have preemptive rights to subscribe for preferred shares in proportion to their holdings and to TCP’s common shares only to the extent necessary to prevent dilution of their interests, except as described in the preceding paragraph.

According to the Brazilian corporation law, shareholders must pay in full for the shares underwritten or acquired pursuant to the exercise of preemptive rights. Shareholders are not liable for future capital calls by TCP.

Appraisal Rights

Under Brazilian corporation law, a dissenting shareholder (including a preferred or a common shareholder) may exercise appraisal rights with respect to its shares if TCP’s general shareholders’ meeting decides to:

•	create a new class of preferred shares with rights superior to those of existing classes;

•	change any right the preferred shares carry, including their amortization or redemption rights (appraisal rights in this case are limited to the holders of shares of a class whose rights are negatively impacted by such change);

•	reduce the mandatory dividends;

•	change TCP’s corporate purpose;

•	approve (1) a merger (incorporação de ações) involving TCP, (2) a merger of TCP with and into another company, (3) an amalgamation of TCP with another company, (4) the acquisition of another company at a price that exceeds certain limits set forth in Brazilian corporation law, or (5) the participation in a group of companies, in each case provided that certain liquidity and dispersion standards are not met according to the Brazilian corporation law; and

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•	approve a spin-off of TCP, if in connection with such transaction there is a reduction of minimum dividends, the company becomes part of a group of companies, or there is a change in the company’s corporate purposes (in this last case, except in case the entity receiving the company’s assets has a substantially identical corporate purpose).

The right to exercise appraisal rights lapses 30 days after publication of the minutes of the relevant extraordinary general shareholders’ meeting or, if the resolution requires the approval of the majority of TCP’s preferred shares affected by the resolution in a special meeting, within 30 days from the publication of the minutes of that special meeting. TCP would be entitled to reconsider any action giving rise to appraisal rights within ten days after the expiration of those rights if the payments to dissenting shareholders exercising appraisal rights would jeopardize its financial stability.

The amount receivable upon the exercise of appraisal rights is the book value of the shares, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to appraisal rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of that shareholders’ meeting.

Rights to Share in the Event of Liquidation

A general meeting of shareholders may decide that, before completing any liquidation of TCP and after all creditors have been paid, TCP’s assets will be distributed to the shareholders as such assets are ascertained.

Form and Transfer

TCP’s shares are maintained in book-entry form with a custodian and transfer agent, Banco ABN AMRO Real, and the transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser against presentation of a written order of the seller or judicial authorization or order in an appropriate document that remains in the possession of the transfer agent.

Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf, except that if the original investment was registered with the Banco Central do Brasil, or the Central Bank, under Brazilian regulations governing foreign investment in capital markets, the foreign investor should also seek amendment, if necessary, of the appropriate electronic registration through its local agent to reflect the new ownership.

The São Paulo Stock Exchange operates a central clearing system in which participating institutions have accounts. All shares placed into the system will be deposited in custody with the stock exchange through a Brazilian institution authorized to operate by the Central Bank and having a clearing account with the stock exchange. The fact that the shares are subject to custody with the stock exchange will be reflected in the register of shareholders. Each participating shareholder will, in turn, be registered in the register of the beneficial shareholders to be maintained by the stock exchange and will be treated in the same way as a registered shareholder.

Exchange Controls and Central Bank Registration

There are no restrictions on ownership or voting of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil (other than, in the case of common shares, if they constitute a control stake of TCP).

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The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation that generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. These restrictions on the remittance of foreign capital abroad may hinder or prevent the holders of TCP’s shares, including the preferred shares underlying TCP’s ADSs, from converting dividends, distributions or the proceeds from any sale of these shares into U.S. dollars and remitting the U.S. dollars abroad. A non-Brazilian holder of shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

There are three different mechanisms for effecting Central Bank registration, one that applies to holders of ADSs and two that apply to direct holders of TCP shares.

ADSs. The ADSs benefit from the certificate of foreign capital registration that permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain the appropriate registration, either under Resolution 2,689 of the National Monetary Council and CVM Instruction 325, both as amended, or under Law No. 4,131/62, as described below.

Resolution 2,689. Investors residing outside Brazil, including institutional investors, are authorized to buy and sell equity instruments, including TCP shares, traded publicly in Brazil under Resolution 2,689 of the National Monetary Council and Instruction CVM 325. With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances are made through the commercial rate exchange market. In order to become a Resolution 2,689 investor, an investor residing outside Brazil must appoint a representative in Brazil with powers to take actions relating to the investment, appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM and through its representative, register itself with the CVM and the investment with the Central Bank. If the holder is not registered under Resolution 2,689, it may be subject to a less favorable tax treatment. See “Part Five: The Merger—Material Tax Considerations—Brazilian Tax Considerations.”

Law No. 4,131/62. Direct investors residing outside Brazil may also request registration with the Central Bank under Law No. 4,131/62, which is used by certain investors who do not wish to trade their shares publicly. Registration under Law No. 4,131/62 of preferred shares that have been previously withdrawn from TCP’s ADS program is subject to the approval of the Central Bank.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The federal government may impose similar restrictions on foreign repatriations in the future.

The legislation and regulations described in this section “—Exchange Controls and Central Bank Registration” are the same as those that apply to TCO, TLE, TSD and Celular CRT securities.

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Description of American Depositary Shares

Important Note: Celular CRT does not have an ADS program, and no holder of Celular CRT common shares or preferred shares will receive TCP ADSs.

Description of American Depositary Receipts in Respect of Preferred Shares

The following is a summary of the material provisions of the deposit agreement among TCP, the depositary, and the registered holders and beneficial owners from time to time of ADSs, pursuant to which the ADSs representing preferred shares are to be issued. This summary is subject to and qualified in its entirety by reference to the deposit agreement, including the form of ADRs attached thereto. The deposit agreement is an exhibit to this registration statement of which this prospectus is a part. Copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary, currently located at 101 Barclay Street, New York, NY 10286, and at the office of the custodian, Banco Itau S.A., currently located at Av. Engenheiro Armando de Arruda Pereira 707—9° andar—Torre Eldoro Villela—Jabaquara—CEP 04344-902, São Paulo, Brazil, Attention: Superintendência de Serviços para o Mercado de Capitais. The depositary’s principal executive office is located at One Wall Street, New York, NY 10286.

American Depositary Receipts

ADRs evidencing ADSs are issuable under the deposit agreement. Each ADR is in registered form and evidences a specified number of ADS, each ADS representing 1 (one) preferred share, deposited with the custodian and registered in the name of the depositary or its nominee. We refer to those preferred shares, together with any additional preferred shares at any time deposited or deemed deposited under the deposit agreement and any and all other securities, cash and other property received by the depositary or the custodian in respect of those preferred shares and at such time held under the deposit agreement as the “deposited securities”. Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as the owners of the ADRs.

Deposit, Transfer and Withdrawal

The bylaws of TCP provide that ownership of capital generally is evidenced only by a record of ownership maintained by TCP or an accredited intermediary, such as a bank, acting as a registrar for the shares. Currently, this function is performed by Banco ABN AMRO Real S.A. as registrar. Accordingly, all references to the deposit and delivery of the preferred shares refer only to book-entry transfers of the preferred shares in Brazil. All references to the deposit, surrender and delivery of the ADSs or the ADRs refer not only to the physical transfer of any certificates evidencing those ADSs but also to any book-entry transfers.

The preferred shares represented by ADSs were deposited pursuant to the deposit agreement by book-entry transfer to an account of the custodian and registered in the name of the custodian. The depositary is the holder of record on the books of the custodian of all those preferred shares.

The depositary has agreed, subject to the terms and conditions of the deposit agreement, that upon delivery (including by book-entry credit) to the custodian of the preferred shares (or evidence of rights to receive preferred shares) pursuant to appropriate instruments of transfer in a form satisfactory to the custodian and upon payment of the fees, charges and taxes provided in the deposit agreement, the depositary will execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the custodian delivered to the depositary or requested by the person depositing those preferred shares with the depositary, an ADR or ADRs registered in the name or names of such person or persons and evidencing any authorized number of ADSs requested by such person or persons.

Upon surrender at the Corporate Trust Office of the depositary of an ADR for the purpose of withdrawal of the deposited securities represented by the ADSs evidenced by that ADR and upon payment of the fees of the

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depositary, governmental charges and taxes provided in the deposit agreement, and subject to the terms and conditions of the deposit agreement, the bylaws of TCP, the deposited securities and applicable law, the owner of that ADR will be entitled to book-entry credit with the registrar together with physical delivery, to the owner or upon the owner’s order, as permitted by applicable law, of the amount of deposited securities at the time represented by the ADSs evidenced by that ADR. Any forwarding of share certificates, other securities, property, cash and other documents of title to the owner will be at the risk and expense of the owner.

Subject to the terms and conditions of the deposit agreement and any limitations that may be established by the depositary and unless requested by TCP to cease doing so, the depositary may execute and deliver ADRs before receipt of preferred shares (which we refer to as a “pre-release”), may deliver those preferred shares upon receipt and cancellation of ADRs that have been pre-released, whether or not the cancellation is before the termination of that pre-release or the depositary knows that the ADR has been pre-released, and may receive ADRs in lieu of preferred shares in satisfaction of a pre-release.

Each pre-release must be:

•	preceded or accompanied by a written representation and agreement from the person to whom the ADRs are to be delivered that the pre-release or its customer (1) owns the preferred shares or ADRs to be remitted, (2) assigns all beneficial right, title and interest in those preferred shares or ADRs to the depositary for the benefit of the owners and (3) agrees to hold those preferred shares or ADRs for the account of the depositary until their delivery upon the depositary’s request;

•	at all times fully collateralized with cash or U.S. government securities;

•	terminable by the depositary on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate.

The depositary will set limits on pre-release transactions to be entered into hereunder with any particular person on a case by case basis as the depositary deems appropriate. The collateral referred to in the second bullet point above will be held by the depositary for the benefit of the owner as security for the performance of the person to whom ADRs are to be delivered of its obligations to the depositary in connection with a pre-release transaction, including that person’s obligation to deliver preferred shares or ADRs upon termination of a pre-release transaction.

The depositary will also limit the number of ADRs involved in pre-release transactions so that preferred shares not deposited but represented by ADSs outstanding at any time as a result of pre-releases will not exceed 30% of the ADSs outstanding (without giving effect to ADSs evidenced by ADRs outstanding as a result of the pre-release), but the depositary reserves the right to disregard that limit from time to time as it deems appropriate and may, with the prior written consent of TCP, change that limit for purposes of general application. The depositary may retain for its own account any compensation received by it in connection with the foregoing. Neither TCP nor the custodian will incur any liability to owners of ADRs as a result of these transactions.

Dividends, Other Distributions and Rights

The depositary is required to convert into U.S. dollars, as promptly as practicable and, in any event, within one business day of receipt, all cash dividends or other distributions, net proceeds from the sale of securities, property or rights denominated in any currency other than U.S. dollars that it receives in respect of the deposited securities if permitted under applicable laws and the depositary determines that the conversion into U.S. dollars and transfer to the United States can be effected on a reasonable basis. If at the time of conversion, the resulting U.S. dollars can, pursuant to applicable law, be transferred out of Brazil for distribution, the depositary will as promptly as practicable distribute the amount received to the owner entitled thereto in proportion to the number

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of ADSs evidenced by that owner’s ADRs without regard to any distinctions among owners on account of exchange restrictions or otherwise. The amount distributed will be reduced by any amounts to be withheld by TCP, the depositary or the custodian, including amounts on account of any applicable taxes and certain other expenses.

If conversion, transfer or distribution can be effected only with the approval or license of any government or agency thereof, the depositary will file as promptly as practicable an application for approval or license. However, the depositary will be entitled to rely upon Brazilian counsel in such matters, which counsel will be instructed to act as promptly as possible. If, pursuant to applicable law, any foreign currency received by the depositary or the custodian cannot be converted to U.S. dollars, or if any approval or license of any government or agency thereof that is required for the conversion is denied or, in the opinion of the depositary, cannot be promptly obtained at a reasonable cost, the depositary will, (1) as to the portion of the foreign currency that is convertible into U.S. dollars, make the conversion and, if permitted by applicable law, transfer the U.S. dollars to the United States and distribute them to the owners entitled thereto or, to the extent that the transfer is not permitted, hold such U.S. dollars for the benefit of the owners entitled thereto, uninvested and without liability for interest thereon and (2) as to the nonconvertible balance, if any, if requested in writing by an owner, distribute or cause the custodian to distribute the foreign currency (or an appropriate document evidencing the right to receive the foreign currency) received by the depositary or the custodian to that owner, and the depositary will hold or will cause the custodian to hold any amounts of nonconvertible foreign currency not distributed uninvested and without liability for the interest thereon for the respective accounts of the owners entitled to receive those amounts.

If TCP declares a dividend in, or free distribution of, additional preferred shares with respect to the preferred shares represented by the ADSs, the depositary may, or will if TCP so requests, distribute as promptly as practicable to the owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by their ADRs, additional ADRs evidencing an aggregate number of ADSs that represents the number of preferred shares received as that dividend or free distribution, subject to the terms and conditions of the deposit agreement including the withholding of any tax or other governmental charge and the payment of fees of the depositary.

The depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from TCP that the distribution does not require registration under the Securities Act or is exempt from registration under the provisions of the Securities Act. In lieu of delivering ADRs for fractional ADSs in the event of any dividend or free distribution, the depositary will sell the amount of preferred shares represented by the aggregate of those fractions and distribute the net proceeds in accordance with the deposit agreement. If additional ADRs are not so distributed, each ADSs will thereafter also represent the additional preferred shares distributed upon the deposited securities represented thereby.

If TCP offers, or causes to be offered, to the holders of preferred shares any rights to subscribe for additional preferred shares or any rights of any other nature, the depositary, after consultation with TCP, will have discretion as to the procedure to be followed in making such rights available to owners or in disposing of those rights for the benefit of the owners and making the net proceeds available to the owners. If, by the terms of that rights offering or for any other reason, it would be unlawful for the depositary to either make the rights available to any owners or dispose of the rights and make the net proceeds available to those owners, then the depositary will allow the rights to lapse. If at the time of the offering of any rights, the depositary determines in its discretion that it is lawful and feasible to make the rights available to all or certain owners, the depositary may, and at the request of TCP will, distribute to any owners to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by those owners, warrants or other instruments therefor in such form as it deems appropriate.

If the depositary determines that it is not lawful or feasible to make such rights available to all or certain owners, it may, and at the request of TCP, will use its best efforts that are reasonable under the circumstances to

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sell the rights, warrants or other instruments in proportion to the number of ADSs held by the owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of those sales for the account of those owners otherwise entitled to such rights, warrants or other instruments or an averaged or other practical basis without regard to any distinctions among the owners because of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The depositary will not be responsible for any failure to determine that it may be lawful or feasible to make those rights available to owners in general or any owner or owners in particular.

In circumstances in which rights would not otherwise be distributed, if an owner requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of that owner, the depositary will promptly make such rights available to that owner upon written notice from TCP to the depositary that (1) TCP has elected in its sole discretion to permit the rights to be exercised and (2) the owner has executed such documents as TCP has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to those warrants or other instruments to the depositary from that owner to exercise such rights, upon payment by that owner to the depositary for the account of the owner of an amount equal to the purchase price of the preferred shares to be received in exercise of the rights, and upon payment of the fees of the depositary as set forth in those warrants or other instruments, the depositary will, on behalf of that owner, exercise the rights and purchase the preferred shares, and TCP will cause the preferred shares so purchased to be delivered to the depositary on behalf of that owner. As agent for that owner, the depositary will cause the preferred shares so purchased to be deposited, and will execute and deliver ADRs to that owner pursuant to the deposit agreement. Such a disposal of rights may reduce the owners’ proportionate equity interest in TCP.

The depositary will not offer rights to owners having an address of record in the United States unless a registration statement under the Securities Act is in effect with respect to those rights and the securities to which the rights relate or unless the offering and sale thereof to those owners are exempt from registration under the Securities Act. However, TCP will have no obligation to file a registration statement under the Securities Act to make available to owners any right to subscribe for or to purchase any of the securities.

Whenever the depositary receives any distribution other than cash, preferred shares or rights in respect of the deposited securities, the depositary will, as promptly as practicable, cause the securities or property received by it to be distributed to the owners entitled thereto, after deduction or upon payment of any fees and expenses of the depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the depositary may deem equitable and practicable for accomplishing such distribution. However, if in the opinion of the depositary that distribution cannot be made proportionately among the owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that TCP or the depositary withhold an amount on account of taxes or other governmental charges or that the securities must be registered under the Securities Act, in order to be distributed to owners) the depositary deems the distribution not to be feasible, the depositary may, after consultation with TCP, adopt such method as it may deem equitable and practicable for the purpose of effecting the distribution, including, but not limited to, the public or private sale of the securities or property received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the depositary) will be distributed by the depositary to the owners entitled thereto as in the case of a distribution received in cash.

In connection with any distribution to owners, TCP will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by TCP and owing to that authority or agency by TCP; and the depositary and the custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the depositary or custodian. If the depositary determines that any distribution of property other than cash (including preferred shares and rights to subscribe therefor) is subject to any tax or governmental charge that the depositary is obligated to withhold, the depositary may, by public or private sale, dispose of all or a portion of such property in the amounts and in

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manner as the depositary deems necessary and practicable to pay those taxes or governmental charges, and the depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the owners entitled thereto in proportion to the number of ADSs held by them, respectively.

Upon any change in nominal or par value, or split-up, consolidation or any other reclassification of deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting TCP or to which it is a party, any preferred shares or other securities that will be received by the depositary or the custodian in exchange for, in conversion of, or in respect of deposited securities will be treated as new deposited securities under the deposit agreement, and ADSs will thenceforth represent, in addition to the existing deposited securities, the right to receive the new deposited securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the depositary may, and will if TCP so requests, execute and deliver additional ADRs as in the case of a distribution in preferred shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing the new deposited securities.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable, or whenever any distribution other than cash is made, or whenever rights are issued with respect to the deposited securities, or whenever for any reason the depositary causes a change in the number of preferred shares that are represented by each ADSs or whenever the depositary receives notice of any meeting of holders of preferred shares or other deposited securities, or whenever the depositary shall find it necessary or convenient, the depositary will fix a record date, which date shall, to the extent practicable, be either the same date as the record date fixed by TCP or, if different from the record date fixed by TCP, fixed after consultation with TCP, (1) for the determination of the owners who will be entitled to receive that dividend, distribution of rights or the net proceeds of the sale thereof or entitled to give instructions for the exercise of voting rights at any such meeting, or (2) on or after which such ADSs will represent the changed number of preferred shares, all subject to the provisions of the deposit agreement.

Voting of the Deposited Securities

Preferred shares do not entitle their holders to vote on any matter presented to a vote of shareholders of TCP except as set forth under “—Description of TCP Capital Stock—Voting Rights—Preferred Shareholders,” which subsection is hereby incorporated by reference herein. Under those circumstances and if, in the future, the terms of the preferred shares are revised or amended to provide for voting rights, or if the preferred shares obtain voting rights pursuant to the Brazilian corporation law or any change in any other laws, rules, or regulations applicable to those shares or through any change in interpretation of those laws, the following will apply.

As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of preferred shares or other deposited securities, if requested in writing by TCP, the depositary will mail to all owners a notice, the form of which notice will be in the sole discretion of the depositary, containing:

•	the information included in the notice of meeting received by the depositary from TCP (or a summary in English of the notice of the meeting);

•	a statement that the owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law, the bylaws and the provisions of the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the preferred shares or other deposited securities represented by their respective ADSs; and

PART SIX—SHAREHOLDER RIGHTS

•	a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of the next paragraph, if no instruction is received, to the depositary to give a discretionary proxy to a person designated by TCP.

Upon the written request of an owner on the record date received on or before the date established by the depositary for that purpose, the depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of preferred shares or other deposited securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. The depositary may not itself exercise any voting discretion over any preferred shares. If the depositary does not receive instructions from an owner on or before the date established by the depositary for that purpose, the depositary will deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by TCP to vote the underlying preferred shares, provided that no such discretionary proxy will be given with respect to any matter as to which TCP informs the depositary that (1) TCP does not wish such proxy given, (2) substantial opposition exists or (3) the rights of holders of preferred shares will be materially and adversely affected. Under Brazilian law, the depositary may vote the preferred shares or other deposited securities represented by ADSs and evidenced by ADRs in accordance with the instructions of the owners even if those instructions differ among those owners.

Owners are not entitled to attend meetings of shareholders. An owner wishing to do so must cancel its ADRs and obtain delivery of the underlying shares, registered in the name of that owner, before the record date for attendance at the meeting.

Reports and Other Communications

The depositary will make available for inspection by owners at its Corporate Trust Office any reports and communications, including any proxy soliciting materials, received from TCP, which are both (1) received by the depositary as the holder of the deposited securities and (2) made generally available to holders of those deposited securities by TCP. The depositary will also send to owners copies of those reports if and when furnished by TCP pursuant to the deposit agreement. Any reports and communications furnished to the depositary by TCP will be furnished in English to the extent that those materials are required to be translated into English pursuant to any regulations of the U.S. Securities and Exchange Commission, or the SEC.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and any provision of the deposit agreement may at any time and from time to time be amended by agreement between TCP and the depositary in any respect that they may deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing rights of owners, will not take effect as to the outstanding ADRs until the expiration of 30 days after notice of that amendment has been given to the owners of outstanding ADRs. Every owner and beneficial owner at the time that amendment becomes effective will be deemed, by continuing to hold that ADR, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby. In no event will any amendment impair the right of any owner to surrender its ADR and receive the preferred shares and other property represented thereby, except to comply with mandatory provisions of applicable law.

The depositary will at any time at the direction of TCP terminate the deposit agreement by mailing a notice of termination to the owners then outstanding at least 30 days before the date fixed in the notice for termination. The depositary may likewise terminate the deposit agreement by mailing a notice of termination to TCP and the owners, if at any time after 60 days have expired after the depositary has delivered written notice of its election to resign to TCP, a successor depositary has not been appointed and accepted its appointment in accordance with the terms of the deposit agreement. If any ADRs remain outstanding after the date of termination, the depositary

PART SIX—SHAREHOLDER RIGHTS

thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the deposit agreement, except for (1) the collection of dividends and other distributions pertaining to the deposited securities, (2) the sale of rights and other property and (3) the delivery of preferred shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the depositary for the surrender of an ADR and other expenses set forth in the deposit agreement and any applicable taxes or governmental charges).

At any time after the expiration of one year from the date of termination, the depositary may sell the deposited securities then held thereunder and hold uninvested the net proceeds of the sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the owners that have not theretofore surrendered their ADRs. Those owners will then become general creditors of the depositary with respect to those net proceeds. After making such a sale, the depositary will be discharged from all obligations under the deposit agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the depositary and other expenses set forth in the deposit agreement for the surrender of an ADR and any applicable taxes or other governmental charges) and certain indemnification obligations. Upon termination of the deposit agreement, TCP will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

Charges of Depositary

The depositary will charge (to the extent permitted by applicable law) any party depositing or withdrawing preferred shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by TCP or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADRs pursuant to the deposit agreement), whichever is applicable:

•	taxes and other governmental charges;

•	any registration fees that may from time to time be in effect for the registration of transfers of preferred shares generally on the register of TCP or the registrar and applicable to transfers of preferred shares to the name of the depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals under the deposit agreement;

•	cable, telex and facsimile transmission expenses expressly provided in the deposit agreement to be at the expense of owners or persons depositing preferred shares;

•	expenses incurred by the depositary in the conversion of foreign currency pursuant to the deposit agreement;

•	a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the deposit agreement and the surrender of ADRs pursuant to the deposit agreement;

•	a fee for the distribution of proceeds of sales of securities or rights pursuant to the deposit agreement.

The fee described in the last bullet point may be deducted from such proceeds and will be in an amount equal to the lesser of (1) the fee for issuance of ADSs referred to above that would have been charged as a result of the deposit of those securities (for purposes of this sentence treating all such securities as if they were preferred shares) or preferred shares received in exercise of rights distributed to them pursuant to the deposit agreement, but which securities or rights are instead sold by the depositary and the net proceeds distributed and (2) the amount of those proceeds.

The depositary, pursuant to the deposit agreement, may own and deal in any class of securities of TCP and its affiliates and in ADRs.

PART SIX—SHAREHOLDER RIGHTS

Liability of Owners or Beneficial Owners for Taxes or Other Charges

If any tax or other governmental charge becomes payable by the custodian, the depositary or its nominee with respect to any ADR or any deposited securities represented by the ADSs evidenced by that ADR, that tax or other governmental charge will be payable by the owner or beneficial owner of ADR. The depositary may refuse to effect registration of transfer of the ADR or any split-up or combination thereof or any withdrawal of deposited securities underlying such ADR until that payment is made and may withhold any dividends or other distributions or may sell for the account of that owner or beneficial owner any part or all of the deposited securities underlying that ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge (and any taxes or expenses arising out of such sale) and the owner or beneficial owner of such ADR will remain liable for any deficiency.

Limitation on Execution, Delivery, Transfer and Surrender of ADRs

The ADRs are transferable on the books of the depositary, provided that the depositary may close the transfer books after consultation with TCP to the extent practicable at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the request of TCP.

As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon or the withdrawal of deposited securities, the depositary, TCP, the custodian or the registrar may require payment from the depositor of preferred shares or the presenter of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, charge or fee with respect to preferred shares being deposited or withdrawn) and payment of any other applicable fees provided for in the deposit agreement. The depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, the preferred shares until it has received such proof of citizenship, residence, exchange control approval, compliance with all applicable laws or regulations or other information as it may reasonably deem necessary or proper. The delivery, transfer, registration of transfer, split-up, combination and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the depositary, TCP or the registrar are closed or if any such action is deemed necessary or advisable by the depositary or TCP, at any time or from time to time.

The depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the owners, provided that inspection will not be for the purpose of communicating with owners in the interest of a business or object other than the business of TCP or a matter related to the deposit agreement or the ADRs.

The depositary may upon notice to TCP appoint one or more co-transfer agents reasonably acceptable to TCP for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the depositary.

Limitation of Liability

Neither the depositary nor TCP nor any of their respective directors, employees, agents or affiliates will be liable to any owners or beneficial owners of ADRs if by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the bylaws, or by reason of any act of God or war or other circumstance beyond its control, the depositary or TCP or any of their respective directors, employees, agents, or affiliates is prevented, delayed or forbidden from, or is subject to any civil or criminal

PART SIX—SHAREHOLDER RIGHTS

penalty on account of, doing or performing any act or thing which by terms of the deposit agreement it is provided will be done or performed; nor will the depositary or TCP incur any liability to any owner or beneficial owner of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the deposit agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the deposit agreement. Where, by the terms of a distribution or an offering pursuant to the deposit agreement, or for any other reason, the depositary is prevented or prohibited from making such distribution or offering available to owners, and the depositary is prevented or prohibited from making such distribution or offering on behalf of such owners and making the net proceeds available to such owners, then the depositary, after consultation with TCP, will not make that distribution or offering, and will allow the rights, if applicable, to lapse.

TCP and the depositary assume no obligation, nor will they be subject to any liability, under the deposit agreement to owners or beneficial owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the deposit agreement without negligence or bad faith.

Governing Law

The deposit agreement is governed by the laws of the State of New York.

PART SEVEN—ADDITIONAL INFORMATION FOR SHAREHOLDERS

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-4 to register under the Securities Act the common shares and preferred shares of TCP to be received in the merger by holders of common shares and preferred shares, respectively, of TCO, TLE, TSD and Celular CRT residing in the United States, and the ADSs of TCP to be received by holders of TCO, TLE and TSD ADSs. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common shares, preferred shares and ADSs, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement.

TCP, TCO, TLE and TSD file annual reports on Form 20-F and furnish reports on Form 6-K to the SEC under the rules and regulations that apply to foreign private issuers. As foreign private issuers, TCP, TCO, TLE and TSD and their respective shareholders are exempt from some of the reporting requirements of the Exchange Act, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders and Section 16 short-swing profit reporting for their officers, directors and holders of more than 10% of their shares. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. Celular CRT is not subject to the reporting requirements of the Exchange Act.

TCP, TCO, TLE, TSD and Celular CRT maintain an internet site at www.vivo.com.br. However, information contained on that internet site is not incorporated by reference in this prospectus. You may also read reports and other information about TCP, TCO, TLE and TSD at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. Celular CRT does not have securities listed on the New York Stock Exchange.

TCP, TCO, TLE and TSD provide annual reports in English to The Bank of New York, as depositary under the deposit agreements relating to their respective ADR programs. TCP, TCO, TLE and TSD also furnish to the depositary in English all notices of meetings of holders of preferred shares and other reports and communications that are made generally available to holders of preferred shares. Upon written request of TCP, TCO, TLE or TSD, as the case may be, the depositary will mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a shareholders’ meeting received by the depositary and all other reports and communications received by the depositary. So long as the applicable ADRs are listed on the New York Stock Exchange, the depositary will mail to all registered holders of ADSs at the company’s expense any notices, reports and other communications that are made generally available to the holders of the applicable company’s preferred shares or, at the company’s request, make these notices, reports and other communications available to all registered holders of ADSs on a basis similar to that for holders of preferred shares or on such other basis as the company may advise the depositary may be required by any applicable law, regulation or stock exchange requirement. Celular CRT does not have an ADS program.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document that we, TCO, TLE or TSD have filed previously with the SEC. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we, TCO, TLE or TSD file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

PART SEVEN—ADDITIONAL INFORMATION FOR SHAREHOLDERS

•	TCP’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, filed with the SEC on April 15, 2005 (File No. 333-09470), including the financial statements and the audit report thereon included in that Annual Report;

•	TCP’s Report on Form 6-K filed on April 1, 2005 (File No. 333-09470); TCP’s Report on Form 6-K filed on May 12, 2005 (File No. 333-09470); TCP’s Report on Form 6-K filed on June 30, 2005 (File No. 333-09470); TCP’s Report on Form 6-K filed on July 1, 2005 (File No. 333-09470); and TCP’s Report on Form 6-K filed on August 17, 2005 (File No. 333-09470);

•	TCO’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, filed with the SEC on April 15, 2005 (File No. 001-14489), including the financial statements and the audit report thereon included in that Annual Report;

•	TCO’s Report on Form 6-K filed on March 30, 2005 (File No. 001-14489); TCO’s Report on Form 6-K filed on April 5, 2005 (File No. 001-14489); TCO’s Report on Form 6-K filed on May 11, 2005 (File No. 001-14489); TCO’s Report on Form 6-K filed on May 12, 2005 (File No. 001-14489); TCO’s Report on Form 6-K filed on June 30, 2005 (File No. 001-14489); TCO’s Report on Form 6-K filed on August 2, 2005 (File No. 001-14489); and TCO’s Report on Form 6-K filed on September 8, 2005 (File No. 001-14489);

•	TLE’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, filed with the SEC on April 15, 2005 (File No. 001-14481), including the financial statements and the audit report thereon included in that Annual Report;

•	TLE’s Report on Form 6-K filed on February 1, 2005 (File No. 001-14481); TLE’s Report on Form 6-K filed on March 29, 2005 (File No. 001-14481); TLE’s Report on Form 6-K filed on June 30, 2005 (File No. 001-14481); TLE’s Report on Form 6-K filed on July 5, 2005 (File No. 001-14481); TLE’s Report on Form 6-K filed on August 2, 2005 (File No. 001-14481); TLE’s Report on Form 6-K filed on August 26, 2005 (File No. 001-14481); and TLE’s Report on Form 6-K filed on January 18, 2006 (File No. 001-14481);

•	TSD’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004, filed with the SEC on April 15, 2005 (File No. 001-14485), including the financial statements and the audit report thereon included in that Annual Report;

•	TSD’s Report on Form 6-K filed on March 31, 2005 (File No. 001-14485); TSD’s Report on Form 6-K filed on May 11, 2005 (File No. 001-14485); TSD’s Report on Form 6-K filed on May 12, 2005 (File No. 001-14485); TSD’s Report on Form 6-K filed on May 31, 2005 (File No. 001-14485); and TSD’s Report on Form 6-K filed on June 30, 2005 (File No. 001-14485);

•	the description of preferred shares and the description of ADRs evidencing ADSs set forth under the caption “Item 14. Description of Securities to Be Registered” in TCP’s registration statement on Form 20-F (File No. 333-09470) filed with the SEC on September 18, 1998, as amended by TCP’s Form 20-F/A filed on November 2, 1998, except to the extent superseded by “Part Six: Shareholder Rights—Description of TCP Capital Stock” and “—Description of American Depositary Shares” of this prospectus;

•	the Protocol of Merger of Shares and Merger of Companies and Instrument of Justification among Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A., dated December 4, 2005, incorporated by reference to the Form 6-K of Telesp Celular Participações S.A. filed on December 6, 2005; and

•	any future filings on Form 20-F by TCP, TCO, TLE or TSD made with the SEC under the Exchange Act after the date of this prospectus and prior to the completion of the merger and any future filings on Form 6-K by TCP, TCO, TLE or TSD during such period that are identified in such forms as being incorporated by reference into this prospectus.

PART SEVEN—ADDITIONAL INFORMATION FOR SHAREHOLDERS

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request at no cost, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus by contacting us, TCO, TLE, TSD or Celular CRT at the following street address, telephone number or e-mail address:

Av. Roque Petroni Júnior, 1464—Morumbi

4º Andar—Lado “A”

04707-000—São Paulo, SP

Brazil

Attention: Charles E. Allen

Telephone: 011-55-11-5105-2276

Facsimile: 011-55-11-5105-2247

email: vsm@vivo.com.br

You may also contact the information agent for the merger:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Toll-Free: (800) 322-2885

If you are a holder of ADSs, you may also contact:

The Bank of New York

101 Barclay Street

New York, NY 10286

Telephone: 1-888-BNY-ADRS

Enforceability of Civil Liabilities Under U.S. Securities Laws

We have been advised by our Brazilian counsel, Machado, Meyer, Sendacz e Opice Advogados, that a judgment of a U.S. court for civil liabilities predicated upon the federal securities laws of the United States, subject to certain requirements described below, may be enforced in Brazil. A judgment against TCP, TCO, TLE, TSD or Celular CRT, their respective directors and certain of their respective officers and advisors or any such person would be enforceable in Brazil without reconsideration of the merits upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation generally will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made in accordance with Brazilian legislation;

•	is not subject to appeal;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty or public policy or “good morals.”

However, you cannot be certain that this confirmation will be obtained or that it will be obtained in a timely manner. In addition, you cannot be certain that a Brazilian court would enforce a monetary judgment for violations of U.S. securities laws.

PART SEVEN—ADDITIONAL INFORMATION FOR SHAREHOLDERS

We have been further advised by Machado, Meyer, Sendacz e Opice Advogados that original actions predicated on the federal securities laws of the United States may be brought in Brazilian courts and that Brazilian courts may enforce civil liabilities in such actions against each of TCP, TCO, TLE, TSD and Celular CRT, its directors and certain of its officers and advisors.

A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may ensure such payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Court of Justice.

PART EIGHT—LEGAL AND REGULATORY MATTERS

General

We are not aware of any of the following:

•	any governmental license or regulatory permit that appears to be material to the businesses of TCP, TCO, TLE, TSD or Celular CRT that might be adversely affected by the merger;

•	except as described below, any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the completion of the merger; or

•	any consent, waiver or other approval that would be required as a result of or in connection with the merger, including but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which any of TCP, TCO, TLE, TSD or Celular CRT is a party that have not been obtained.

The approval of the merger by the CVM is not a condition to the merger. See “Part Three: Risk Factors— Risks Relating to the Brazilian Telecommunications Industry and Our Business—The CVM, the Brazilian securities regulator, may suspend for up to 15 days the shareholders’ meetings scheduled to approve the merger.”

The approval of the NYSE of the listing of the ADSs of TCP to be delivered in connection with the merger, for which we will apply, must be obtained for such shares to be traded by the holders thereof. However, this approval is not a condition to the completion of the merger.

Should any such approval or other action be required, we currently contemplate that such approval will be sought or such action will be taken, as the case may be.

We are unable to predict whether it may be necessary to delay the completion of the merger pending the outcome of any approval or other action. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions. In addition, we cannot assure you that if the approvals were not obtained or other actions were not taken, adverse consequences might not result to the businesses of the operating companies.

Legal Matters

We have received an opinion from Machado, Meyer, Sendacz e Opice Advogados, São Paulo, Brazil, with respect to the validity of the common shares and preferred shares of TCP to be issued in connection with the merger. We were advised as to certain matters of U.S. law by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The financial statements of TCP as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs related to the difference between accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America, the presentation of the consolidated statements of cash flows and the change in accounting for sales of prepaid cellular minutes under accounting practices adopted in Brazil in 2003), and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of TCO as of December 31, 2004 and 2003, and for the years then ended, included in this prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion related to the difference between accounting practices adopted in

PART EIGHT—LEGAL AND REGULATORY MATTERS

Brazil and accounting principles generally accepted in the United States of America, the presentation of the consolidated statements of cash flows and the change in accounting for sales of prepaid cellular minutes under accounting practices adopted in Brazil in 2003) and includes explanatory paragraphs related to the difference between accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America, the presentation of the consolidated statements of cash flows and the change in basis of presentation from the Constant Currency Method to the Brazilian Corporate Law Method in 2003), and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of TCO for the year ended December 31, 2002 included in this prospectus have been audited by Ernst & Young Auditores Independentes S.S., independent accountants, as set forth in their report thereon included therein. Such consolidated financial statements are included in this prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of TLE as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs related to the difference between accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America, the presentation of the consolidated statements of cash flows and the change in basis of presentation from the Constant Currency Method to the Brazilian Corporate Law Method in 2003), and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of TSD as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs related to the difference between accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America, the presentation of the consolidated statements of cash flows and the change in basis of presentation from the Constant Currency Method to the Brazilian Corporate Law Method in 2003), and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Celular CRT as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs related to the difference between accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America and the presentation of the consolidated statements of cash flows), and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Neither the independent auditors of TCP, TCO, TLE, TSD and Celular CRT, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information used to prepare the valuation reports described in “Part Five: The Merger—Appraisal or Dissenters’ Rights—Valuation Reports of Planconsult” and “—Valuation Reports of Goldman Sachs,” nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, this prospective financial information. The independent auditors’ reports included or incorporated by reference in this registration statement relate to the historical financial information of the respective companies, do not extend to the prospective financial information and should not be read to do so.

PART EIGHT—LEGAL AND REGULATORY MATTERS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized any person to give any information or to make any representations in connection with the merger other than the information contained or incorporated in this prospectus and, if any person gives other information or makes a representation in connection with the merger, that information or representation must not be relied on as having been authorized by us.

This prospectus does not constitute an offer to any person in any jurisdiction in which an offer is unlawful. The offer is not being made to holders of shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. However, we may, in our sole discretion, take any action we may deem necessary to make the offer in any such jurisdiction and extend the offer to holders of shares in any jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of the relevant jurisdiction.

The delivery of this prospectus will not, under any circumstance, create an implication that our affairs have not changed since the date as of which information is furnished or since the date of this prospectus.

PART NINE—FINANCIAL STATEMENTS

Definitions:

BR CL—Accounting principles in accordance with Brazilian Corporation Law

U.S. GAAP—Accounting principles generally accepted in the United States of America

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Definitions:

Brazilian GAAP—Generally accepted accounting principles in Brazil

U.S. GAAP—Generally accepted accounting principles in the United States of America

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
Assets

Current assets:
Cash and cash equivalents		1,040,594	1,180,855
Short-term investments pledged as collateral	11	160,051	—
Trade accounts receivable, net	12	1,530,070	1,483,819
Receivable from subsidiaries and affiliates	17	30,963	33,162
Advances to suppliers		28,404	44,918
Inventories		354,927	456,510
Recoverable taxes	13	414,437	633,357
Deferred income tax	10c	422,911	237,924
Derivative contracts	14d	273,566	7,803
Prepaid expenses		206,401	157,235
Other current assets		64,763	119,536

Total current assets		4,527,087	4,355,119

Noncurrent assets:
Recoverable taxes	13	448,960	297,478
Deferred income tax	10c	901,612	1,099,357
Derivative contracts	14d	—	385,297
Prepaid expenses		24,476	36,119
Other noncurrent assets		63,248	74,504

Total noncurrent assets		1,438,296	1,892,755

Permanent assets:
Investments		1,649,540	2,054,963
Goodwill on merged subsidiary, net		43,537	49,857
Property, plant and equipment, net		5,725,215	5,603,004
Deferred assets, net		145,654	174,007
Others		1,765	1,464

Total permanent assets		7,565,711	7,883,295

Total assets		13,531,094	14,131,169

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
Liabilities, shareholders’ equity and funds for capitalization

CURRENT LIABILITIES:
Payroll and related accruals		87,677	84,136
Trade accounts payable		1,079,883	1,704,483
Taxes payable		352,624	343,366
Loans and financing	14a	1,640,020	2,897,003
Dividends and interest on shareholders’ equity		81,136	82,281
Reserve for contingencies	16	147,156	124,296
Derivative contracts	14d	505,974	266,200
Payables to subsidiaries and affiliates	17	5,174	23,902
Deferred service revenue		101,568	102,159
Other liabilities	15	83,184	8,763

Total current liabilities		4,084,396	5,636,589

NONCURRENT LIABILITIES:
Loans and financing	14a	3,309,843	2,066,169
Reserve for contingencies	16	212,181	195,434
Taxes payable		177,139	189,341
Derivative contracts	14d	323,418	153,835
Provision for pension plan		358	358
Other liabilities	15	38,863	38,920

Total noncurrent liabilities		4,061,802	2,644,057

ADVANCE FOR FUTURE CAPITAL INCREASE		—	1,999,941

MINORITY INTEREST		1,068,852	942,923

SHAREHOLDERS’ EQUITY:
Capital stock	19a	6,670,152	4,373,661
Capital reserve	19c	793,396	1,089,879
Accumulated deficit		(3,147,783)	(2,556,160)

Total shareholders’ equity		4,315,765	2,907,380

Funds for capitalization		279	279

SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION		4,316,044	2,907,659

Total liabilities, shareholders’ equity and funds for capitalization		13,531,094	14,131,169

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais, except per shares data)

		Nine-month periods ended September 30
	Note	2005		2004
Net operating revenue	4	5,491,745		5,387,805

Cost of services and goods sold	5	(2,479,673)		(2,353,338)

Gross profit		3,012,072		3,034,467

Operating expenses:
Selling expenses	6	(1,790,855)		(1,318,632)
General and administrative expenses	7	(455,131)		(506,130)
Other operating expenses, net	8	(286,973)		(151,928)

Operating income before net financial expenses		479,113		1,057,777

Net financial expenses	9	(683,925)		(751,342)

Operating (loss) income		(204,812)		306,435
Net non-operating income		12,044		1,411

Net (loss) income before income and social contribution taxes and minority interest		(192,768)		307,846

Income and social contribution taxes	10	(265,847)		(293,968)
Minority interest		(133,008)		(269,384)

Net loss		(591,623)		(255,506)

Shares outstanding at September 30 (in thousands)		662,324	(1)	1,171,784,352	(1)

Loss per shares outstanding at the balance sheet date		(0.89325	)(1)	(0.00022	)(1)

(1)	On April 1, 2005, the shareholders approved a reverse stock split in the proportion of 2,500 shares to 1 share of the same class. Had the reverse stock split occurred on September 30, 2004, shares outstanding and loss per share for the nine-month period ended September 30, 2004 would have amounted to 468,713,741 and R$0.55, respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais)

		Capital reserves
	Capital Stock	Special Goodwill Reserve	Share Premium	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2004	4,373,661	990,169	99,710	(2,556,160)	2,907,380

Capital increase	2,000,000	—	—	—	2,000,000
Capitalization of special goodwill reserve	296,491	(296,491)	—	—	—
Premium paid on acquisition of fractional shares	—	—	8	—	8
Net loss	—	—	—	(591,623)	(591,623)

BALANCE AT SEPTEMBER 30, 2005	6,670,152	693,678	99,718	(3,147,783)	4,315,765

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
SOURCES OF FUNDS:
From operations:
Net loss	(591,623)	(255,506)
Items not affecting working capital:
Depreciation and amortization	1,141,929	918,872
Minority interest	133,008	269,384
Monetary and exchange variations on noncurrent assets and liabilities	(387,853)	37,863
Net book value of permanent asset disposals	811	1,692
Reserve for contingencies	10,778	6,198
Gain on extinguishment of liabilities	(7,374)	—
Long-term deferred income tax	33,849	16.666
Gain on change of participation in subsidiaries	(7,372)	(3,502)
Loss on derivate long-term contracts	431,959	73,547
Others	—	294

Total from operations	758,112	1,065,508

From shareholders:
Capital increase	2,000,000	—
Premium paid on acquisition of fractional shares	8	—

From third parties:
Increase in long-term loans and financing	1,924,895	809,583
Special reserve adjustment – merger tax benefit	27,126	103,890
Transfer from noncurrent to current assets	719,961	156,830
Unclaimed dividends	—	2,450
Transfer from permanent to current assets	5,276	18,546
Proceeds received from preemptive rights exercised by minority shareholders of TCO	2,905	1,132
Transfer from current to noncurrent liabilities	—	42,616
Other	156	108

Total sources	5,438,439	2,200,663

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
USES OF FUNDS:
Additions to property, plant and equipment	944,773	899,778
Transfer from noncurrent to current liabilities	2,725,259	1,027,972
Increase in deferred assets	580	1,726
Increase in escrow deposits on noncurrent assets	4,658	26,565
Advances for future capital increases	4,942	—
Increase in noncurrent assets	2,454	—
Transfer from current to noncurrent assets	—	24,453
Increase in deferred taxes	3,479	33,609
Increase in prepaid expenses	27,833	43,349
Other	300	155

Total uses	3,714,278	2,057,607

INCREASE IN WORKING CAPITAL	1,724,161	143,056

Represented by:
Current assets	171,968	356,960

Beginning of period	4,355,119	4,387,584
End of period	4,527,087	4,744,544

Current liabilities	1,552,193	(213,904)

Beginning of period	5,636,589	6,453,625
End of period	4,084,396	6,667,529

INCREASE IN WORKING CAPITAL	1,724,161	143,056

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Amounts expressed in thousands of reais, unless otherwise indicated)

	Nine-month periods ended September 30,
	2005	2004
Operating activities:
Net cash from operating activities	871,583	872,457

Investing activities:
Additions to property, plant and equipment	(944,773)	(899,778)
Additions to deferred assets	(580)	(1,726)
Cash received on sale of property, plant & equipment	2,959	2,376
Short-term investments pledged as collateral	(160,051)	—
Other investments	(5,243)	—

Net cash from investing activities	(1,107,688)	(899,129)

Financing activities:
Loans repaid	(2,225,782)	(1,198,900)
New loans obtained	2,708,412	1,613,572
Net settlement on derivatives contracts	(450,100)	(35,370)
Dividends and interest on shareholders’ equity	(1,145)	(2,633)
Capital increase	58	—
Premium paid on acquisition of fractional shares	8	—
Cash received relating to reverse stock split	64,393	—

Net cash from financing activities	95,844	376,669

Increase (decrease) in cash and cash equivalents	(140,261)	349,997

Cash and cash equivalents:
At the beginning of the period	1,180,855	1,158,849

At the end of the period	1,040,594	1,508,846

Supplemental cash flow information

	Nine-month periods ended September 30,
	2005	2004
Income and social contribution tax paid	202,552	354,757
Interest paid	304,485	230,453

Noncash transaction:
Contribution of tax benefit by parent company	133,370	510,788
Unclaimed dividends	—	416
Transfer to advance for suppliers	5,280	6,563
Capitalization of funds for future capital increase	2,000,000	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. Operations and presentation of financial statements

a. Incorporation

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly held company whose controlling shareholders, on September 30, 2005, are Brasilcel N.V. (57.23% of the total capital stock) and Portelcom Participações S.A. (8.86% of the total capital stock), which is a wholly-owned subsidiary of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

b. Business and background

TCP is the controlling shareholder of Telesp Celular S.A. (“TC”), Global Telecom S.A. (“GT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”), which provide cellular telecommunication services in the States of São Paulo, Paraná and Santa Catarina and Federal District, respectively, and exercise activities necessary or useful to perform such services, in accordance with the authorizations granted to them.

The authorizations granted to TC, GT and TCO are in force until August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of the operators’ annual revenues.

In addition, TCO is the controlling shareholder of the following operators:

Operator	TCO interest - %	Operation area	Expiration date of authorization
Telegoiás Celular S.A.	100	Goiás and Tocantins	10/29/08
Telemat Celular S.A.	100	Mato Grosso	03/30/09
Telems Celular S.A.	100	Mato Grosso do Sul	09/28/09
Teleron Celular S.A.	100	Rondônia	07/21/09
Teleacre Celular S.A.	100	Acre	07/15/09
Norte Brasil Telecom S.A. (NBT)	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/13

Telecommunications services provided by the subsidiaries, including related services and tariffs, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9.472, as of July 16, 1997, and the related regulations, decrees, decisions and plans.

On March 28, 2005, the Board of Directors of TCO approved the merger of Teleacre, Telegoiás, Teleron and Telems into the Company, and the merger of Telemat into the subsidiary TCO IP S.A. (“TCO IP”). The merger proposals were presented to ANATEL for approval on June 7 and 27, 2005, respectively. The purpose of these proposed mergers was to achieve financial and operational benefits through reductions in administrative costs.

Tender Offer—TCO

On October 8, 2004 TCP completed a tender offer for preferred shares of TCO and acquired 32.76% of TCO’s aggregate preferred shares for R$901.5 million. After these acquisitions, TCP owned 90.22% of the voting capital stock of TCO (51.42% of the total capital stock).

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2. Presentation of financial statements

The consolidated financial statements include the accounts of TC, TCO and GT and their respective subsidiaries. Intercompany transactions and balances have been eliminated.

In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine-month periods ended September 30, 2005 and 2004 are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for period September 30, 2005 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004, as appearing in the Company’s Annual Report on Form 20-F filed on April 15, 2005.

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company in Brazil, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of loss, which have been made to conform the previously published financial statements to the presentation included herein. The financial statements as of September 30, 2004 and December 31, 2004 have been reclassified, where applicable, for comparability.

3. Summary of principal accounting practices

The unaudited interim condensed consolidated financial statements are expressed in thousands of Brazilian reais (“R$”), except when mentioned, and have been prepared in accordance with accounting practices adopted in Brazil, which include the accounting practices derived from Brazilian corporate law, regulations applicable to public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (CVM), hereinafter referred to as “Brazilian GAAP”.

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of these interim financial statements are the same as those described in the consolidated financial statements as of and for the year ended December 31, 2004.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Net operating revenue

	Nine-month periods ended September 30,
	2005	2004
Monthly subscription charges	134,142	192,271
Usage charges	3,120,497	2,739,651
Additional call charges	126,407	84,358
Interconnection	2,221,375	2,331,957
Other services	495,708	425,282

Total gross revenue from services	6,098,129	5,773,519

Value-added tax on services—ICMS	(994,659)	(864,053)
Employees’ profit participation program—PIS/ Social contribution on billing—COFINS	(218,028)	(209,116)
Service tax—ISS	(2,055)	(1,802)
Discounts granted	(187,850)	(129,870)

Net operating revenue from services	4,695,537	4,568,678

Sale of handsets and accessories	1,389,910	1,346,040
Value-added tax on sales—ICMS	(115,529)	(129,022)
Employees’ profit participation program—PIS/ Social contribution on billing—COFINS	(92,933)	(92,632)
Discounts granted	(62,744)	(76,424)
Returns of goods	(322,496)	(228,835)

Net operating revenue from sales of handsets and accessories	796,208	819,127

Total net operating revenue	5,491,745	5,387,805

There are no customers which contributed more than 10% of gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for Telecomunicações de São Paulo S.A.—TELESP, a fixed telephone operator in the State of São Paulo, which contributed with approximately 20% and 22% of the gross operating revenue, respectively, mainly through interconnection revenues.

5. Cost of services and goods sold

	Nine-month periods ended September 30,
	2005	2004
Personnel	(47,121)	(42,843)
Outside services	(144,430)	(130,569)
Leased lines	(106,195)	(89,225)
Rent, insurance, and other related expenses	(70,308)	(69,753)
Interconnection	(121,425)	(155,937)
Taxes and contributions	(249,968)	(139,745)
Depreciation and amortization	(570,860)	(538,217)
Cost of products sold	(1,163,606)	(1,181,630)
Other	(5,760)	(5,419)

Total	(2,479,673)	(2,353,338)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

6. Selling expenses

	Nine-month periods ended September 30,
	2005	2004
Personnel	(152,252)	(135,361)
Supplies	(23,099)	(29,786)
Outside services	(842,902)	(638,130)
Advertising	(234,013)	(217,933)
Rent, insurance, and other related expenses	(28,640)	(26,265)
Taxes and contributions	(1,198)	(1,224)
Depreciation and amortization	(145,470)	(108,924)
Allowance for doubtful accounts receivable	(265,483)	(130,062)
Other	(97,798)	(30,947)

Total	(1,790,855)	(1,318,632)

7. General and administrative expenses

	Nine-month periods ended September 30,
	2005	2004
Personnel	(99,608)	(103,122)
Supplies	(6,303)	(4,886)
Outside services	(194,159)	(248,098)
Rent, insurance, and other related expenses	(35,190)	(32,362)
Taxes and contributions	(4,430)	(10,949)
Depreciation and amortization	(100,117)	(93,445)
Other	(15,324)	(13,268)

Total	(455,131)	(506,130)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

8. Other operating expenses, net

	Nine-month periods ended September 30,
	2005	2004
Income:
Late fees and penalties	48,921	55,211
Recovered expenses	27,237	20,561
Shared infrastructure/EILD	19,906	9,180
Commercial incentives	75,236	36,893
Other	7,040	4,295

Total	178,340	126,140

Expenses:
Reserve for contingencies, net of reversal	(27,209)	(23,685)
Goodwill amortization	(296,145)	(149,324)
Other taxes	(101,664)	(72,611)
Amortization of preoperating expenses	(29,337)	(28,962)
Other	(10,958)	(3,486)

Total	(465,313)	(278,068)

Other operating expenses, net	(286,973)	(151,928)

9. Financial expenses, net

	Nine-month periods ended September 30,
	2005	2004
Income:
Financial income	212,908	214,542
Foreign currency exchange variation	575,683	566,969
PIS/COFINS on financial income	(4,615)	(51,109)

Total	783,976	730,402

Expense:
Financial expenses	(451,147)	(503,098)
Monetary/exchange variations	(37,763)	(502,193)
Losses on derivatives contracts, net	(978,991)	(476,453)

Total	(1,467,901)	(1,481,744)

Financial expenses, net	(683,925)	(751,342)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10. Income taxes

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on an accrual basis. Deferred taxes are provided on temporary differences. Income and social contribution taxes charged to income consist of the following:

a. Components of income taxes

	Nine-month periods ended September 30,
	2005	2004
Income tax	205,867	132,134
Social contribution tax	74,185	47,882
Deferred income tax	(10,445)	83,266
Deferred social contribution tax	(3,760)	30,686

Total	265,847	293,968

b. Reconciliation of effective tax rate

The following table provides a reconciliation of the amount calculated by applying the combined statutory tax rates on the reported income before taxes and the reported income tax expense for the nine-month periods ended September 30, 2005 and 2004:

	Nine-month periods ended September 30,
	2005	2004
Income (loss) before taxes	(192,768)	307,846
Tax benefit (expense) at combined statutory rate	65,541	(104,668)

Permanent additions:
Nondeductible allowance for doubtful accounts receivable	(19,522)	—
Donations and other nondeductible expenses	(19,350)	(11,675)

Permanent exclusions:
Unrecognized tax loss carryforwards and temporary differences (i)	(292,055)	(177,625)
Others	(461)	—

Tax expense	(265,847)	(293,968)

(i)	The Company and its subsidiaries “GT” and “TCO IP” did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences, due to projected tax losses to be generated in the short term.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c. Composition of deferred income tax assets

Deferred income tax assets based on temporary differences are comprised of the following:

	As of September 30, 2005	As of December 31, 2004
Tax credits recorded on corporate restructuring	958,190	985,155
Provision/accrual for:
Inventory obsolescence	11,120	8,388
Contingencies	85,052	74,842
Doubtful accounts receivable	42,828	42,688
Derivative transactions	1,218	4,602
Suppliers	44,824	60,401
Other	26,715	2,668
Tax loss carryforwards	154,576	158,537

Total deferred taxes	1,324,523	1,337,281

Current	422,911	237,924
Noncurrent	901,612	1,099,357

Deferred taxes have been recorded if it is more likely than not that they will be realized, as follows:

a) Tax loss carryforwards will be offset up to a limit of 30% per year of future taxable income.

b) Tax credits recorded on corporate restructuring consist of the tax benefits recorded as a result of the corporate restructurings described in Note 20. The realization of these tax credits occurs in the same proportion as the amortization of goodwill, over periods of between five and ten years. Studies by external consultants used in the corporate restructuring processes supported recovery of the amount.

c) Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371. Management did not identify any changes that could affect the conclusion of these studies at September 30, 2005.

11. Short-term investments pledged as collateral

	As of September 30, 2005	As of December 31, 2004
Short-term investments pledged as collateral (1)	160,051	—

(1)	Represents short-term investments pledged as collateral in connection with lawsuits.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

12. Trade accounts receivable, net

The composition of accounts receivables is as follows:

	As of September 30, 2005	As of December 31, 2004
Billed amounts	813,859	707,609
Interconnection	453,010	389,021
Products sold	209,274	374,184
Unbilled amounts from services rendered	224,214	182,690
Allowance for doubtful accounts receivable	(170,287)	(169,685)

Total	1,530,070	1,483,819

There are no customers which contribute more than 10% of accounts receivable, net at September 30, 2005 and December 31, 2004, except for amounts receivable from Telecomunicações de São Paulo S.A.—TELESP, which represent approximately 11%, mainly through interconnection charges.

Changes in the allowance for doubtful accounts receivable were as follows:

	Nine-month periods ended September 30,
	2005	2004
Balance beginning of year	169,685	135,841
Allowance for doubtful accounts receivable charged to selling expenses	265,483	130,062
Write-offs	(264,881)	(107,239)

Ending balance	170,287	158,664

13. Recoverable taxes

	As of September 30, 2005	As of December 31, 2004
Prepaid/Recoverable income and social contribution taxes	371,649	303,217
Withholding income tax	80,662	220,945
Recoverable ICMS (State VAT)	219,781	245,447
Recoverable PIS and COFINS (taxes on revenue) and other	145,839	140,171
Other recoverable taxes	4,074	—

	822,005	909,780
ICMS on deferred sales	41,392	21,055

Total	863,397	930,835

Current	414,437	633,357
Noncurrent	448,960	297,478

Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are available for offset over a period of 48 months.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

14. Loans and financing

a. Composition of debt

Description	Currency	Annual interest	Final maturity	As of September 30, 2005	As of December 31, 2004
Financial institutions:
Compror	US$	1% to 6.25%	01/2008 to 01/2015	194,533	103,841
Compror		¥0.7% to 1.8%	08/2005 to 01/2007	39,818	—
BNDES	TJLP reference unit	TJLP + 3.5% to 4.6% (*)	01/2006 to 06/2011	293,092	366,537
BNDES	UMBND	3.5% to 4.6%	10/2007 to 07/2011	50,163	74,981
BNDES	R$	100% Selic	12/2005	60,951	152,377
Resolutions No. 2770	US$	1% to 9.8%	10/2005 to 12/2007	1,967,708	1,738,126
Resolutions No. 2770		¥1% to 2.25%	04/2006 to 12/2007	121,649	—
Resolution No. 63		¥1.3% to 1.4%	02/2005 to 05/2005	—	177,068
Unibanco IGP-M	R$	IGP-M + 9.0%	09/2007	4,800	—
Export Development Corporation EDC	US$	LIBOR + 3.90% to 5.0%	11/2005 to 12/2006	41,009	71,158
Debentures	R$	103.3% to 104.4% of CDI	08/2008 to 05/2015	1,500,000	500,000
Commercial Paper	US$	LIBOR + 1.75% to 6.55%	09/2007 to 12/2007	466,662	238,896
Promissory Notes	R$	101.6% of CDI		—	1,000,000
ICMS—Teleproduzir (i)	R$	0.2%p.m.	07/2012	—	15,159

Suppliers:
NEC do Brasil	US$	7.30%	11/2005	3,011	7,192
Affiliated companies:
Commercial paper	US$	1.825% + LIBOR	07/2004	—	318,528
Investment acquisition—TCO	R$	CDI + 1%	—	10,697	53,484
Other	R$	Column 27 FGV inflation index	08/2008	1,407	1,523
Accrued interest				194,363	144,302

Total				4,949,863	4,963,172

Current				1,640,020	2,897,003
Noncurrent				3,309,843	2,066,169

(*)	In the event that the long-term interest rate (TJLP) exceeds 10% p.a., the spread increases to 6%.
(i)	This financing was prepaid in August 2005 at a discount of R$7,425, which was recorded as financing income.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) Repayment schedule

The long-term portion of loans and financing matures is as follows:

2005
2006 (October to December)	90,245
2007	1,617,184
2008	547,284
2009	21,937
2010	21,937
2011 and thereafter	1,011,256

Total	3,309,843

c) Restrictive covenants

GT entered into a loan agreement with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), whose balance on September 30, 2005 was R$246,693 (R$304,305 as of December 31, 2004). This loan contains restrictive covenants, which include restrictions as to debt levels, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and a capitalization ratio. As of September 30, 2005, GT was in compliance with all covenants.

TCO entered into a loan agreement with BNDES and Export Development Canada—EDC, whose balances on September 30, 2005 were R$96,562 and R$41,009, respectively. Such loans contain restrictive covenants, which include restrictions as to debt levels, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and a liquidity ratio. As of September 30, 2005, TCO was in compliance with all covenants.

d) Derivative contracts

As of September 30, 2005, the Company and its subsidiaries had foreign exchange rate derivative contracts with notional amounts of US$1,296,283 thousand (US$1,078,180 thousand at December 31, 2004), ¥8,301,244 thousand (¥6,879,947 thousand at December 31, 2004) and €13,585 thousand (€25,247 thousand at December 31, 2004), to protect against exchange rate fluctuations on foreign currency obligations. As of September 30, 2005, the Company and its subsidiaries had recorded an accumulated net loss of R$555,826 (R$26,935 as of December 31, 2004) on these contracts.

e) Collateral

TC’s loans and financing in local currency include R$60,951 at September 30, 2005 in liabilities to BNDES that are secured by customer receivables.

GT loans and financing amounting to R$246,693 are secured by accounts receivable, which can be withheld at the option of the lender up to a limit of 300% of the applicable monthly installment.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

TCO has granted security interests as follows:

Banks	Collateral
BNDES—TCO operators	15% of receivables and Bank Deposit Certificates (CDBs) equivalent to the amount of the next installment payable.

BNDES NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and CDBs equivalent to two installments payable in the remaining period.

f) Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 (five thousand) debentures, not convertible into shares, with a unit face amount of R$100 (one hundred thousand reais) maturing on August 1, 2008. The renegotiation reduced the interest rate from 104.6% to 104.4% of the CDI rate until the rate is renegotiated on August 1, 2007.

As part of its First Program for the Distribution of Marketable Securities in the amount of R$2,000,000 (two billion reais) initiated on August 20, 2004, the Company issued debentures on May 1, 2005 in the amount of R$1,000,000 (one billion reais) with a maturity of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 unsecured debentures, not convertible into shares, with a nominal unit face amount of R$10 (ten thousand reais), totaling R$1,000,000 (one billion reais), in two series, R$200,000 (two hundred million reais), in the first series, and R$800,000 (eight hundred million reais), with a final maturity of May 1, 2015. The debentures bear interest, payable semi-annually, at 103.3% (first series) and 104.2% (second series) of the accumulated average daily CDI rate.

The debentures are scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). The Company included the debenture amounts in the long-term maturities schedule above based on these renegotiation dates.

15. Other liabilities

	As of September 30, 2005	As of December 31, 2004
Accrual for customer reward program (a)	17,436	8,394
Reverse stock split (b)	64,393	—
Other	40,218	39,289

Total	122,047	47,683

Current	83,184	8,763
Noncurrent	38,863	38,920

(a)	TC, GT and TCO have reward programs in which the calls are transformed into points usable in future exchanges of handsets. Accumulated points are reserved as they are obtained, based on historical redemption data, accumulated points and average point cost.
(b)	Refers to a liability to shareholders for fractions of shares that were not issued on the date of the reverse stock split. This balance is payable upon demand.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Reserve for contingencies

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recorded reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	As of September 30, 2005	As of December 31, 2004
Tax	158,072	148,849
TELEBRÁS—Claim	119,143	113,062
Labor and civil	82,122	57,819

Total	359,337	319,730

Current	147,156	124,296
Noncurrent	212,181	195,434

The changes in the reserve for contingencies are as follows:

	Nine-month periods ended September 30,
	2005	2004
Beginning balance at January 1	319,730	279,625
Additional provision, net of reversals	27,209	23,685
Monetary variation	17,123	27,802
Payments	(4,725)	(4,454)

Ending balance at September 30	359,337	326,658

16.1. Telebrás—“TCO”

Corresponds to original loans from Telecomunicações Brasileiras S.A.—TELEBRÁS, which according to annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding companies of Telegoiás Celular S.A. and Telebrasília Celular S.A.

Realizing there was an error in the allocation of the respective loans at the time of the spin-off, the Company suspended payments and updated the debt according to the variation of the IGP-M + 6% interest per year.

In June 1999, the Company filed a lawsuit arguing that the assets corresponding to these liabilities belonged to the Company, in addition to claiming indemnity for the installments paid.

On August 1, 2001, a verdict was issued against the Company’s claims, and on October 8, 2001, the Company filed an appeal which was also denied, maintaining the original verdict. The Company subsequently filed a new appeal which is awaiting a decision by the STJ—the Supreme Court.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16.2. Tax litigation

16.2.1. Probable loss

No significant new tax claims with a “probable” loss classification were filed in the nine-month period ending September 30, 2005. The evolution of the reserves for tax contingencies substantially corresponds to the monetary restatement of the reserves during the period.

16.2.2. Possible loss

No significant new tax claims with a “possible” loss classification were filed in the nine-month period ending September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last fiscal year.

16.3. Civil and labor suits

Include several labor and civil claims. A reserve was posted as demonstrated previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims with a “possible” loss classification, the amount involved is R$54,524 for civil claims and R$37,213 for labor claims.

17. Transactions with related parties

The principal transactions with unconsolidated related parties are as follows:

•	Use of network and long-distance (roaming) cellular communications: The Company and its subsidiaries also carry out transactions with other companies controlled by our controlling shareholders, such as network use and long distance (roaming) cellular communications agreements. The counterparties to these agreements are Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Some of he transactions relating to roaming are based on contracts entered into prior to the break-up of Telebrás. The terms of these agreements are regulated by Anatel. Services to customers of Telecomunicações Móveis Nacionais—TMN roaming in the Company’s network are included.

•	Technical assistance: Refers to the provision of corporate management advisory services by PT SGPS, calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

•	Loans and financing: Represent loans between companies in the Portugal Telecom Group.

•	Corporate services: These are passed on to the subsidiaries at the cost effectively incurred for these services.

•	Call-center services: Provided by Dedic, an affiliate of Portugal Telecom, to users of the telecommunications services of the subsidiaries TC and GT, contracted for 12 months, renewable for the same period.

•	Systems development and maintenance services: Provided by PT Inovação, an affiliate of Portugal Telecom.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

A summary of balances and transactions with unconsolidated related parties is as follows:

	As of September 30, 2005	As of December 31, 2004
Assets:
Trade accounts receivable	172,170	168,634
Receivables from related parties	30,963	33,162

Liabilities:
Trade accounts payable	153,199	349,860
Loans and financing	556	329,382
Technical assistance	37,380	—
Payables to related parties	5,174	23,902

	Nine-month periods ended September 30,
	2005	2004
Statement of loss:
Net operating revenue	1,228,519	1,280,562
Cost of services provided	(169,645)	(169,725)
Selling expenses	(178,973)	(102,536)
General, administrative and other operating expenses	(38,550)	(106,725)
Financial income (expenses), net	10,586	(102,159)

18. Financial instruments and risk management

a) Risk considerations

TCP, TC, GT and TCO are exposed to the following market risks:

Credit risk: resulting from difficulty in collecting telecommunications services provided to customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.

Interest rate risk: resulting from debt and derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR, EURIBOR, TJLP and CDI).

Currency risk: related to debt and derivative instruments contracted in foreign currencies which expose the Company to potential losses from adverse exchange rate fluctuations.

The Company and its subsidiaries actively endeavor to mitigate these risks by means of comprehensive risk management procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunications services is reduced by monitoring the customer portfolio and addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

“TC”, “GT” and “TCO” and its subsidiaries’ have prepaid customers that represent 83.00%, 88.00% and 85.00%, respectively (82.64%, 88.45% and 84.00%, respectively, at December 31, 2004), of their customer bases. These customers do not represent a credit risk.

Credit risk from the sale of handsets is managed by following conservative credit policies which include the use of advanced risk management methods such as applying credit scoring techniques, analyzing a potential customer’s balance sheet, and using credit protection agencies’ databases.

The Company and its subsidiaries are also exposed to credit risk relating to their financial investments and receivables from swap transactions. The Company and its subsidiaries attempt to diversify such exposure by using reputable financial institutions.

Interest rate risk

The Company is exposed to interest rate risk, especially associated with variations in the CDI rate relating to its derivative transactions and borrowings contracted in Brazilian reais. The balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company is also exposed to fluctuations in the TJLP on financing from BNDES. As of September 30, 2005, the principal of these loans amounted to R$293,092 (R$366,537 as of December 31, 2004). The Company has not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of September 30, 2005, these loans amounted to US$18,454 thousand (US$146,808 thousand as of December 31, 2004).

The Company has entered into derivative contracts relating to loans and financings that have variable foreign interest rates (LIBOR) with notional amounts of US$120,000 thousand to convert these loans to loans in reais that accrue interest based on the CDI rate. The Company and its subsidiaries continue to monitor market interest rates in order to evaluate whether to contract other derivatives to protect against the risk of volatility of variable foreign rates for the remaining amounts.

Currency risk

TC, GT and TCO utilize derivative instruments to protect themselves against currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of September 30, 2005 is shown in the table below:

	In thousands
	US$	€	¥
Loans and financing	(1,240,830)	—	(8,301,244)
Loans and financing—UMBNDES (*)	(22,817)	—	—
Derivative contracts	1,296,283	13,585	8,301,244
Other	(22,795)	(14,171)	—

Net exposure	9,841	(586)	—

(*)	UMBNDES is a monetary unit prepared by BNDES, consisting of a basket of foreign currencies, of which the principal is the U.S. dollar. For this reason, the Company and its subsidiaries treat it as the U.S. dollar for purposes of the risk coverage analysis related to fluctuations in exchange rates.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

Book and estimated market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized losses
Loans and financing	(4,949,863)	(4,978,036)	(28,173)
Derivative contracts	(555,826)	(590,317)	(34,491)
Other	(88,575)	(88,575)	—

Total	(5,594,264)	(5,656,928)	(62,664)

c) Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, utilizing available market information. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in the current market. The use of different market assumptions may have a material effect on estimates

19. Shareholders’ equity

a) Capital

On January 7, 2005, the Company increased its capital by R$2,053,896 thousand with the issue of 410,779,174 thousand new shares, representing 143,513,067 thousand common shares and 267,266,108 thousand preferred shares.

On April 1, 2005, the shareholders approved a reverse stock split of the 1,582,563,526,803 book-entry shares, without par value, represented by 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, in the proportion of 2,500 shares to 1 share of the same class. As a result of the reverse stock split, the Company’s capital was comprised of 633,025,410 book-entry shares, without par value, of which 221,158,772 are common shares and 411,866,638 are preferred shares.

On July 29, 2005, the Company announced a capital increase of R$242,595 in favor of the Company’s controlling shareholders, corresponding to the tax benefit that was effectively realized during the 2004 fiscal year from the goodwill recorded by the Company’s controlling shareholders. In connection with this capital increase, the other shareholders are entitled to preemptive rights. The capital increased from R$6,427,557 to R$6,670,152, with the issue of 29,298,932 new common shares. Proceeds received in connection with the exercise of preemptive rights were payable to Portelcom Participações S.A., one of the controlling shareholders of the Company.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Company’s capital is comprised of shares with no par value, as follows:

	Shares as of
	September 30, 2005	December 31, 2004(1) (2)
Common shares	250,457,704	409,383,864
Preferred shares	411,866,638	762,400,488

Total outstanding shares	662,324,342	1,171,784,352

(1)	Had the reverse stock split described above occurred on December 31, 2004, shares outstanding would be 163,753,546 and 304,960,195 of common and preferred shares, respectively.
(2)	In thousands of shares.

b) Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the circumstances stipulated in articles 9 and 10 of the Company’s bylaws. The preferred shares have priority in the reimbursement of capital, without premium, and are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by Article 202 of the Brazilian corporate law, with priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of shareholders’ equity by the total number of shares outstanding. The preferred shares are then entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as the mandatory minimum dividends on preferred shares have been paid to such holders.

Pursuant to Article 111, paragraph 1, of Law No. 6,404/76, as from the Annual Meeting held on March 27, 2004, the Company’s preferred shares have been entitled to full voting rights, since the Company has not paid minimum dividends to preferred shares for the past three consecutive years.

c) Special goodwill reserve

This reserve was formed as a result of the Company’s corporate restructurings, and will be capitalized in favor of the controlling shareholder when the related tax benefits are effectively realized.

20. Corporate restructuring

At January 14, 2000, the Company completed a corporate restructuring to transfer a tax benefit to the Company related to the goodwill paid by the Company’s controlling shareholders in the privatization process. The goodwill and related tax benefit on the date of transfer amounted to R$3,192,738 and R$1,065,044, respectively. The tax benefit was recorded as deferred tax with a corresponding entry to a special goodwill reserve in shareholders’ equity. This tax benefit is being realized in proportion to the amortization of the goodwill over a period of 10 years. The special goodwill reserve is transferred to capital with a corresponding issuance of shares to the Company’s controlling shareholders as the related tax benefit is realized. In connection with the issuance of these shares, the Company’s other shareholders are entitled to preemptive rights. Proceeds received in connection with the exercise of preemptive rights are payable to the Company’s controlling shareholders. This tax benefit, as of September 30, 2005 and December 31, 2004, amounted to R$ 452,304 and R$ 533,718, respectively.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Boards of Directors of the Company and TCO approved two corporate restructurings as follows:

a) 2004 corporate restructuring:

On May 13, 2004, TCP transferred to TCO and its subsidiaries the tax benefit relating to the goodwill paid in the acquisition of a controlling interest in TCO. The goodwill and related tax benefit on the date of transfer amounted to R$1,503,121 and R$511,061, respectively. In connection with this transaction, TCO exchanged shares with the minority shareholders of its subsidiaries, which in turn became wholly-owned subsidiaries.

Accounting records kept for corporate and tax purposes have specific accounts related to the merged goodwill, reserve and corresponding amortization, reversals of reserves and tax credit, which balances are as follows:

	At merger date	As of September 30, 2005	As of December 31, 2004
Balance sheet:
Goodwill	1,503,121	1,102,287	1,327,756
Reserve	(992,060)	(727,510)	(876,319)

Balance	511,061	374,777	451,437

	Nine-month periods ended September 30,
	2005	2004
Goodwill amortization	(225,471)	(148,877)
Reversal of reserve	148,809	98,259
Tax credit	76,662	50,618

Effect on results of operations	—	—

b) 2005 corporate restructuring:

On August 31, 2005, TCP transferred to TCO the tax benefit relating to the goodwill paid in the acquisition of shares in a public tender offer on October 8, 2004. The goodwill and related tax benefit on the date of the transfer amounted to R$392,265 and R$133,370, respectively.

	At merger date	As of September 30, 2005
Balance sheet:
Goodwill	392,265	385,616
Reserve	(258,895)	(254,507)

Balance	133,370	131,109

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Nine-month periods ended September 30, 2005
Goodwill amortization	(6,649)
Reversal of reserve	4,388
Tax credit	2,261

Effect on results of operations	—

The above restructurings had no effect on the Company’s results of operations or shareholders’ equity. In the Company’s financial statements, the tax benefit of R$505,886 (R$374,777 and R$131,109, respectively, referring to the 2004 and 2005 restructurings), as of September 30, 2005, was reclassified in the balance sheet from goodwill to deferred taxes under current assets and long-term receivables.

21. Summary of the differences between Brazilian GAAP and U.S. GAAP

The Company’s accounting policies comply with Brazilian GAAP, which differ significantly from accounting principles generally accepted in the United States of America (U.S. GAAP) as described below:

a. Different criteria for capitalizing and amortizing capitalized interest

Until 1997, under Brazilian GAAP as applied by the Company, interest attributable to construction-in-progress was computed at the rate of 12% per year on the balance of construction-in-progress; interest incurred on third-party loans was credited to interest expense and the excess interest capitalized was credited to capital reserves. Subsequent to 1997, interest and monetary correction is capitalized on loans that are designated to finance construction-in-progress.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to borrowings.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Nine-month periods ended September 30,
	2005	2004
Capitalized interest
U.S. GAAP capitalized interest	29,815	27,781
U.S. GAAP capitalized interest on disposals	(37,798)	(5,845)
Brazilian GAAP capitalized interest	(6,637)	(4,693)
Brazilian GAAP capitalized interest on disposals	29,947	4,875

U.S. GAAP difference	15,327	22,118

Amortization of capitalized interest
Amortization under Brazilian GAAP	22,210	22,332
Capitalized interest on disposals	(34,861)	(4,692)
Amortization under U.S. GAAP	(23,300)	(25,742)
Capitalized interest on disposals	41,438	5,543

U.S. GAAP difference	5,487	(2,559)

b. Monetary restatement of 1996 and 1997

The amortization of the asset appreciation that originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of other operating expense. The resulting step-up is amortized over the remaining lives of the related assets.

c. Exchange of shares for minority interest in Telesp Celular S.A, Telebrasília Celular S.A. and Tele Centro Oeste Celular Participações S.A.

In January 2000, the Company exchanged 21,211,875,174 of its common shares and 61,087,072,187 of its preferred shares for all of the shares held by minority shareholders of Telesp Celular S.A. In 2002, TCO acquired the minority interest in its subsidiary, Telebrasilia Celular S.A. (“Telebrasilia”) by exchanging shares of TCO for the shares held by the minority shareholders of Telebrasilia. The acquisition increased TCO’s interest in Telebrasilia from 88.25% to 100%. In 2004, TCO acquired the remaining minority interests in its other subsidiaries through an exchange offer. The exchange ratio for these share exchanges was based on the respective market value of the shares exchanged.

Under Brazilian GAAP, the share exchanges were recorded at book value. An increase in capital was recorded based on the market value of the Company’s shares, and a capital reserve was recorded for the difference between the market price of the acquired company’s shares and the book value of the shares.

Under U.S. GAAP, the exchange of shares for minority interests is accounted for using the purchase method of accounting. The purchase price of the shares is recorded based on the market price of the issuing Company’s shares at the date of the exchange offer. The purchase price is allocated to the proportional assets and liabilities of the acquired minority interest based on their relative fair values. If the fair values of the net assets exceed the purchase price, the difference is recorded as a reduction to the proportional long-lived assets acquired.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

d. Acquisitions

Under Brazilian GAAP, purchases of an equity interest of another company are recorded at book value. The difference between the purchased company’s proportional net assets and the purchase price is recorded as goodwill. The goodwill is first attributed to any appreciation in the values of the permanent assets acquired and amortized based on the useful lives of the underlying permanent assets. Excess goodwill is generally amortized over 10 years on a straight-line basis, based on estimated future profitability.

Under U.S. GAAP, the cost of an acquired entity is allocated to the assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Under U.S. GAAP, goodwill is not subject to amortization over its estimated useful life, but rather it is subject to at least an annual assessment for impairment by applying a fair value-based test.

The differences between Brazilian GAAP and U.S. GAAP relate to (i) the acquisition of an equity interest in Daini do Brasil S.A. (Daini), Globaltelcom Telecomunicações S.A. (Globaltelcom) and GTPS S.A. Participações em Investimentos de Telecomunicações (“GTPS”) (formerly Inepar S.A. Participação em Investimentos de Telecomunicações), the holding companies which controlled Global Telecom S.A. (collectively, the “Holdings”) on February 6, 2001, (ii) the acquisition of the remaining interest in the Holdings on December 27, 2002, and (iii) the acquisition of TCO on April 25, 2003 and the tender offers to purchase additional shares of TCO in November 2003 and October 2004.

Acquisition of GT and Holdings

On February 6, 2001, the Company acquired 49% of the outstanding voting shares and 100% of the outstanding non-voting preferred shares of each of the Holdings that collectively held 95% of the voting shares and 100% of the non-voting shares of GT for a total purchase price of R$914,964. The remaining 5% of the voting shares of GT were held by another investor who subsequently sold them to the Holdings upon authorization by ANATEL in July 2001. This purchase was funded by an additional capital contribution by the Company to the Holdings in the amount of R$17,400. The Company’s investment in the Holdings represented an 83% aggregate indirect economic interest of the total equity of GT at December 31, 2001. The balance of the economic interest was held by the Holdings.

During 2002, TCP and TC made an intercompany loan to GT amounting to R$3,161,709. As described above, on December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the Holdings (representing an economic interest of 17%) in accordance with the purchase commitment discussed above, for cash of R$290,282 and began to consolidate the Holdings. The total purchase price, considered for U.S. GAAP purposes amounted to R$827,772, representing the cash paid plus the minority interest in the intercompany loans held by the Holdings immediately prior to the date of acquisition. Considering TCP’s direct and indirect interests, TCP then owned 100% of the capital of GT. On December 30, 2002, R$2,310,878 of the intercompany loan was capitalized, in exchange for additional shares of GT capital stock.

The acquisition of GT was completed to increase market presence in the south of Brazil and to enable TC and GT to benefit from synergies to be derived from their operations and sales of handsets.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The purchase price of R$914,964 exceeded the Company’s proportionate share of the U.S. GAAP net equity of the Holdings by R$728,868. For U.S. GAAP purposes, the Company allocated this difference as follows:

	2002 acquisition	2001 acquisition
Amounts representing 83% and 17% of the historical net assets of Holdings under U.S. GAAP	273,387	186,096

Fair value adjustments:
Property and equipment	4,703	(84,116	)(a)
Intangible assets—customer list	26,856	75,339	(b)
Debt	4,238	14,353	(c)
Intangible related to concession	97,190	723,292	(d)
Goodwill	421,398	—	(e)

Purchase Price	827,772	914,964

(a)	Difference being amortized over approximately 11 years, representing the average remaining useful lives of the relating assets.
(b)	Difference being amortized over two years, representing the average customer life.
(c)	The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations.
(d)	The concession is being amortized on a straight-line basis over a 12-year period, representing the remaining term of the license.
(e)	The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of the Holdings. Under Brazilian GAAP, TCP recorded goodwill amounting to R$290,282.

In connection with the 2001 acquisition, the Company committed to purchase the remaining 51% of the outstanding common stock of each of the Holdings for total consideration of US$ 76.3 million, adjusted at a rate of LIBOR plus 4% per year.

Prior to the acquisition of the remaining capital stock of the Holdings described below, the Company did not control the Holdings and consequently accounted for its investment in the Holdings under the equity method under Brazilian GAAP and for U.S. GAAP purposes. The equity income or loss of unconsolidated subsidiaries is presented as non-operating income under U.S. GAAP as opposed to operating income under Brazilian GAAP.

As discussed above, TCP acquired the remaining interest in the Holdings pursuant to a purchase commitment that fixed the purchase price for the remaining 51% of the outstanding common stock of the Holdings (representing a 17% economic interest). At the date of the acquisition, the contracted purchase price exceeded the fair value of the acquired interest in the Holdings. On December 31, 2002, under Brazilian GAAP, TCP elected to record a reserve for loss on its investments of R$170,846. After the recognition of impairment, the remaining goodwill balance under Brazilian GAAP amounted to R$722,693. Under U.S. GAAP, an impairment of R$421,398 was recorded, representing the total amount of the goodwill balance at December 31, 2002. Under both Brazilian GAAP and U.S. GAAP, the fair value of the Holdings was estimated based on an independent valuation performed by “BES Investimento do Brasil S.A.”

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Following are the components of the U.S. GAAP adjustments to shareholders’ equity related to GT as of September 30, 2005 and December 31, 2004:

	As of September 30, 2005	As of December 31, 2004
Purchase accounting on acquisition of Holdings:
Reversal of goodwill recorded under Brazilian GAAP	(654,293)	(722,693)
Intangible related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangible related to concession	(417,241)	(348,141)
Provision for losses recorded under U.S. GAAP	(89,533)	(89,533)
Property, plant and equipment fair value adjustment	(121,661)	(121,661)
Amortization of fair value of property, plant and equipment adjustment	62,761	52,830
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(140,035)	(140,035)
Debt fair value adjustment	25,800	25,800
Amortization of debt fair value adjustment	(24,043)	(23,371)

Total U.S. GAAP adjustments related to acquisition of Holdings	(41,483)	(50,042)

Acquisition of TCO

On April 25, 2003, the Company acquired 64.03% of the voting capital of TCO for approximately R$1,505.6 million, and in November 2003 and October 2004, respectively, the Company completed public tender offers to acquire 26.70% of the voting capital and 32.76% of the preferred shares of TCO for R$538.8 million and R$901,502 million, respectively. After these acquisitions, TCP became the holder of 90.73% of the voting capital of TCO (51.42% of the total capital). Additionally, the Company acquired a portion of the remaining balance of the special goodwill reserve of TCO, which was partially capitalized in amount of R$63.893 on July 29, 2005 in its favor, increasing its interest in TCO to 52.47% of the total capital.

For U.S. GAAP purposes, the purchase price of such acquisitions was allocated as follows:

	2004 Acquisition	2003 Acquisition
Amounts representing 22.11% and 29.31% of the historical net assets of TCO under U.S. GAAP	432,344	429,842

Fair value adjustments:
Property and equipment	27,684	42,211	(a)
Intangible assets—customer list	158,110	163,885	(b)
Debt	—	5,125	(c)
Intangible related to concession	525,052	882,824	(d)
Goodwill	—	831,052	(e)
Deferred income tax	(241,688)	(277,594)

Purchase price	901,502	2,077,345

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

(a)	Difference being amortized over approximately 3 years, representing the weighted average remaining useful lives of the relating assets.
(b)	Difference being amortized over two years, representing the average customer life.
(c)	The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying TCO debt obligations.
(d)	The intangible asset related to the concession is being amortized on a straight-line basis over a period of approximately 18 years, representing the remaining term of the license of Area 8 and the remaining term of the license of Area 7, which expire in 2008, plus one extension of 15 years.
(e)	The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of TCO. Under Brazilian GAAP, TCP recorded goodwill amounting to R$2,134,824.

The following are the components of the U.S. GAAP adjustments to shareholders’ equity related to such acquisitions as of September 30, 2005 and December 31, 2004:

	As of September 30, 2005	As of December 31, 2004
Purchase accounting on acquisition of TCO:
Reversal of goodwill recorded under Brazilian GAAP	(1,471,163)	(1,765,532)
Intangible related to concession recorded in U.S. GAAP	1,407,876	1,407,876
Amortization of intangible related to concession	(252,859)	(195,398)
Property, plant and equipment fair value adjustment	69,895	69,895
Amortization of fair value of property, plant and equipment adjustment	(27,986)	(12,936)
Customer list intangible asset recorded in U.S. GAAP	321,995	321,995
Amortization of customer list	(240,670)	(142,714)
Debt fair value adjustment	5,125	5,125
Amortization of debt fair value adjustment	(3,618)	(2,936)
Goodwill recorded in U.S. GAAP	735,036	786,888
Deferred income tax	(340,859)	(409,633)

Total of the U.S. GAAP adjustments related to acquisition of TCO	202,772	62,630

e. Pension and other post-retirement benefits

TC and TCO participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees that are operated and administered by Fundação Sistel de Seguridade Social—SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. These companies also sponsor single-employer defined benefit pension plans (PBS-TCP and PBS-TCO). The provisions of SFAS No. 87, “Employers’ Accounting for Pensions” were applied for the multiemployer plan and the single employer plans with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in the standard.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Under U.S. GAAP, the liability to be recorded using actuarial calculations based on SFAS No. 87 differs from actuarial calculations under Brazilian GAAP. The U.S. GAAP liability exceeded the Brazilian GAAP estimated liability by R$3,337 and R$4,386 as of September 30, 2005 and December 31, 2004, respectively, and has been recorded in the U.S. GAAP reconciliation as an additional liability. A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other postretirement plan liabilities is as follows:

	As of September 30, 2005			As of December 31, 2004
	U.S. GAAP	Brazilian GAAP	Accumulated difference	U.S. GAAP	Brazilian GAAP	Accumulated difference
PBS-TCP	2,426	—	2,426	2,785	—	2,785
PBS-TCO	(1,015)	—	(1,015)	(1,062)	—	(1,062)
TCP-PREV	1,027	—	1,027	1,117	—	1,117
TCO-PREV	1,257	—	1,257	1,904	—	1,904
PAMA	—	191	(191)	—	191	(191)
PAMA-TCO	—	167	(167)	—	167	(167)

Accrued pension/postretirement liabilities	3,695	358	3,337	4,744	358	4,386

f. Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

g. Interest expense

Brazilian GAAP requires that interest be shown as part of operating income. Under U.S. GAAP, interest expense would be shown after operating income and accrued interest would be included in accounts payable and accrued expenses.

h. Loss per share

Under Brazilian GAAP, net loss per share is calculated based on the number of shares outstanding at the balance sheet date.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. At September 30, 2005 and 2004, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the corporate restructuring described in Note 20. The number of shares issuable was computed considering the balance of the special goodwill reserve (R$693,678 on September 30, 2005 and R$990,169 in September 30, 2004). However, the potentially dilutive shares, consisting solely of the estimate of common shares issuable mentioned above, have been excluded from the computation for the periods presented as their effect would have been anti-dilutive.

For the periods presented below, the weighted average number of shares outstanding reflect the effect of the reverse stock split described in Note 19. The computation of basic and diluted earnings per share is as follows:

	Nine-month periods ended September 30,
	2005		2004
	Common	Preferred	Common	Preferred
Basic numerator:
Allocated net loss to common and preferred shareholders	(137,432)	(248,188)	(85,357)	(158,961)
Basic denominator:
Weighted average shares outstanding	226,765,733	409,517,046	163,753,546	304,960,195
Loss per share—basic	(0.61)	(0.61)	(0.52)	(0.52)

Diluted numerator:
Allocated net loss to common and preferred shareholders	(137,432)	(248,188)	(85,357)	(158,961)
Diluted denominator:
Weighted average shares outstanding	226,765,733	409,517,046	163,753,546	304,960,195
Loss per share—diluted	(0.61)	(0.61)	(0.52)	(0.52)

The Company’s preferred shares are non-voting, except under certain limited circumstances, and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For all periods presented, the Company did not pay dividends for both preferred and common shares.

i. Permanent assets

Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies until December 31, 1995. Under U.S. GAAP, the assets in this classification would be non-current assets and property, plant and equipment.

Under Brazilian GAAP, gains and losses on disposals of permanent assets are classified as non-operating results. Under U.S. GAAP, these items are recorded in operating results.

j. Leases

The Company has leased certain computer hardware and software under a non-cancelable lease. Under Brazilian GAAP, all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, this lease is considered a capital lease as defined in SFAS No. 13, “Accounting for

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Leases.” Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

k. Valuation of long-lived assets and goodwill

Under Brazilian GAAP, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated by the respective asset are not sufficient to cover its book value. Under U.S. GAAP, the Company evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of.” In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

The Company has performed a review of its long-lived assets including property, plant and equipment, finite-lived intangible asset including concession and concluded that the recognition of an impairment charge was not required. The Company’s evaluation of its ability to recover the carrying value of its long-lived assets was based upon projections of future operations that assumed a higher level of revenues and gross margin percentages than the Company has historically achieved. There can be no assurance that the Company will be successful in achieving these improvements in its revenues and gross margin percentages, mainly due to technological and competition environment. Should the Company be unable to achieve such improvements, future impairment provisions may be recorded related to its investments in property, plant and equipment and the licenses acquired to operate its cellular networks by ANATEL.

Under Brazilian GAAP, the amount of goodwill impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is subject to a yearly impairment test. In performing the yearly impairment test, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. The Company then determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, a second step of the impairment test is performed, which involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized. The Company performed an impairment test for goodwill under U.S. GAAP relating to the TCO reporting unit on December 31, 2004 and determined that the recognition of an impairment loss was not required. The fair value of this reporting unit was estimated using the present value of future cash flows. The carrying amount of this goodwill at September 30, 2005 amounted to R$735,036.

l. FISTEL tax

Under Brazilian GAAP, the Fistel (Telecommunications Inspection Fund) tax assessed on each activation of a new cellular line is deferred and amortized over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statement of income.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

m. Revenue recognition

For U.S. GAAP, the Company recognizes service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handsets are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. The following is a reconciliation of net revenue between Brazilian GAAP and U.S. GAAP:

	Nine-month periods ended September 30,
	2005	2004
Brazilian GAAP net revenue	5,491,745	5,387,805
Reclassification to cost of services and goods:
Taxes on sales	1,421,149	1,294,823
Roaming charges	208,223	129,588
U.S. GAAP adjustments:
Free minutes given in connection with sales of handsets	14,419	(30,922)
Deferred revenues on sales of handsets, net of amortization	24,426	777,550
Deferred revenues on sales of handsets with minute rebates	—	16,244

	7,159,962	7,575,088

(i) Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. This difference in accounting had no impact on loss nor on the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$208,223 and R$129,588 for September 30, 2005 and 2004, respectively.

(ii) Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. This difference in accounting has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$1,421,149 and R$1,294,823 for September 30, 2005 and 2004, respectively.

(iii) Deferred revenue on sales of handsets

Under Brazilian GAAP, revenues and costs related to handset sales, including applicable value-added and other sales taxes, are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value-added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting had no impact on net income (loss) nor in shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$736,250 as of September 30, 2005 and R$760,677 as of December 31, 2004. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods by R$24,426 and R$777,550 at September 30, 2005 and 2004, respectively.

(iv) Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the Company does not separately account for free minutes given in connection with sales of handsets.

n. Derivative financial instruments

As mentioned in Note 18, the Subsidiaries have entered into foreign currency swap contracts for long-term agreements at various exchange rates, in the notional amount of US$1,276.8 million, €13,578 million and JPY8,247 million at September 30, 2005 (US$1,057.2 million, €25,136.5 million and JPY6,827.4 million at December 31, 2004). Under Brazilian GAAP, foreign currency swap contracts are recorded at their settlement amount based on the terms of the contract at the balance sheet date.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 on January 1, 2000 did not have a material effect on the Company’s financial statements.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

The Company has designated certain cross-currency swap contracts that relate to transactions in which a fixed-rate, foreign currency-denominated loan is converted into a variable-rate, functional currency-denominated loan as fair value hedges. The Company had R$2,114.1 million (US$765.5 million, JPY8,247.0 million) as of September 30, 2005, and R$1,912.9 million (US$653.9 million and JPY6,827.4 million) as of December 31, 2004, of cross-currency swap contracts with a fair value of R$2,205.1 million as of September 30, 2005 (R$1,998.1 million as of December 31, 2004) designated as fair value hedges of a portion of the Company’s foreign currency-denominated debt. The Company is hedging the related foreign currency (U.S. dollar) and

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

interest rate risk associated with such indebtedness. These derivatives qualified for hedge accounting as the terms of the swap contracts are equal to the terms of the underlying debt. The Company calculates the effectiveness of these hedges both at inception and on an ongoing basis (i.e. at least quarterly), and ineffectiveness, if any, is recorded in the statement of operations for U.S. GAAP. The hedged debt is also adjusted to fair value under the fair value hedge rules of SFAS 133. At September 30, 2005 and 2004, the fair value of the Company’s debt subject to these accounting hedges is higher than their respective book values by R$12.1 million and R$32.2 million, respectively, representing the related mark-to-market adjustment, which was recorded in the statement of loss as part of financial expense, net for the nine-months ended September 30, 2005 and December 30, 2004. The U.S. GAAP adjustment reflects the difference between the recorded value of these hedges and the related debt under Brazilian GAAP and their fair values under U.S. GAAP.

The Company’s remaining derivative contracts for the periods presented have not been accounted for using hedge accounting. Consequently, these derivative contracts are recorded at fair value at September 30, 2005 and December 31, 2004.

o. License acquisition interest capitalization

The incurred interest between the date of the documentation and the submission of a proposal to obtain a license to provide Band B mobile telephone services and the date of the initial operations of GT was recorded as a deferred asset according to Brazilian GAAP. Under U.S. GAAP, the interest was capitalized as license acquisition cost. The amount of the reversal relates to differences in interest accrued in 1998.

p. Amortization of license acquisition costs

GT recorded amortization of license acquisition costs during the start-up period as deferred assets according to Brazilian GAAP. Under U.S. GAAP, such amortization was reversed and the amortization period starts on the start-up date, January 1, 1999, the date that GT began to operate.

For Brazilian GAAP purposes, the amortization period of the concession (license) for the Band B company Norte Brasil Telecom S.A. (NBT) is 30 years from 2000, which includes an additional 15 years assuming renewal by Anatel. For U.S. GAAP purposes, the amortization period of 15 years includes only the initial term of the concession. In 2001, NBT changed the amortization period to 15 years with the aim of conforming Brazilian GAAP treatment to U.S. GAAP treatment.

q. Deferred assets

GT has recorded pre-operational costs as deferred assets, to be amortized on a straight-line basis over 10 years, as allowed by Brazilian GAAP. Under U.S. GAAP, these costs are recorded as expenses when incurred.

r. Advance to affiliate

In January 2002, TCO made an advance payment of R$34,259, adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit contributed by BID S.A. to TCO relating to the goodwill paid by BID S.A. for TCO’s shares. With this transaction, TCO relieved itself of the obligation to issue the corresponding shares to BID S.A. in the future. On December 2004, such balance of advance payment was R$15,584. Under Brazilian GAAP, the amount of R$15,584 was recorded as an advance to an affiliate. For U.S. GAAP purposes, such transaction would be recorded as a distribution to shareholders. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

In 2005, this advance was converted to capital reserve in TCO, as a special goodwill reserve.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of the Net Loss differences between Brazilian GAAP and U.S. GAAP:

	Nine-month periods ended September 30,
	2005	2004
Brazilian GAAP net loss	(591,623)	(255,506)
Add (deduct):
Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(14,212)	(12,697)
Gain (loss) on disposal of assets monetarily restated in 1996 and 1997	648	(3,845)
Capitalized interest	15,327	22,118
Amortization of capitalized interest	5,487	(2,559)
Sales of handset with minute rebates	—	16,244
Pension plan	1,049	(504)
Exchange of shares for minority interest:
Depreciation of fair value adjustment to fixed assets	7,010	7,165
Amortization of concession	(2,612)	(1,854)
FISTEL taxes	19,940	(40,360)
Difference in criteria for capital leases	(4,501)	10,299
Derivative contracts	18,548	82,054
Amortization of licence acquisition costs	(7,025)	(4,363)
Advance to affiliate	15,584	29,484
Amortization of deferred assets	26,961	27,156
Donations	(107)	8
Acquisitions:
Reversal of goodwill amortization according to Brazilian GAAP	362,769	175,230
Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP	(34,222)	(17,733)
Depreciation impact	(5,120)	4,658
Amortization on purchase price allocations to customer list	(97,957)	(71,528)
Amortization of intangible related to concession	(126,561)	(162,988)
Additional interest expense on purchase price allocation of debt.	(1,354)	(1,508)
Free minutes given in connection with sales of handsets	14,419	(30,922)
Deferred tax effect on the above adjustments	30,805	(1,625)
Minority interest on the above adjustments	(18,873)	(10,742)

U.S. GAAP net loss	(385,620)	(244,318)

	Nine-month periods ended September 30,
	2005	2004
Loss per thousand shares in accordance with U.S. GAAP
Common and preferred shares—Basic and diluted	(0.61)	(0.52)
Weighted average common shares—Basic and diluted (thousands)	226,765,733	163,753,546

Weighted average preferred shares—Basic and diluted (thousands)	409,517,046	304,960,195

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of the Shareholders’ Equity differences between Brazilian GAAP and U.S. GAAP:

	As of September 30, 2005	As of December 31, 2004
Brazilian GAAP shareholders’ equity	4,315,765	2,907,380
Add (deduct):
Different criteria for:
Monetary restatement of 1996 and 1997	323,218	322,570
Amortization of monetary restatement of 1996 and 1997	(315,826)	(301,614)
Capitalized interest	102,627	87,300
Amortization of capitalized interest	(4,319)	(9,806)
Free minutes given in connection with sales of handsets	(34,624)	(49,043)
Pension plan	(3,337)	(4,386)
Exchange of shares for minority interest:
Adjustment to fixed assets exchange of shares for minority interest	(98,713)	(98,713)
Accumulated depreciation	74,048	67,038
Adjustment to concession	68,621	68,621
Amortization of concession	(8,598)	(5,986)
FISTEL taxes	(83,482)	(103,422)
Value of fixed assets net of depreciation—capital leases	30,189	35,331
Capital lease obligations	—	(641)
Fair value of derivative contracts	(46,443)	(64,991)
Interest capitalized on license acquisition costs	42,006	42,006
Amortization of license acquisition costs	(895)	6,130
Deferred assets, net of accumulated amortization	(139,477)	(166,438)
Advance to affiliate	—	(15,584)
Donations	(966)	(859)
Acquisitions:
Acquisition of GT and Holdings	(41,483)	(50,042)
Acquisition of TCO	202,770	62,630
Deferred taxes on the above adjustments	(9,834)	10,505
Minority interest on the above adjustments	(21,212)	(2,339)

U.S. GAAP shareholders’ equity	4,350,035	2,735,647

	As of September 30, 2005	As of December 31, 2004
Supplementary balance sheet information U.S. GAAP:

Total assets	13,851,368	14,226,289
Property, plant and equipment	11,845,796	11,506,526
Accumulated depreciation	(6,026,349)	(5,856,873)

Net property, plant and equipment	5,819,447	5,649,653

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Changes in the consolidated shareholders’ equity under U. S. GAAP

As of September 30, 2005
Shareholders’ equity under U.S. GAAP as of beginning of the year	2,735,647

Capital increase	2,000,000
Premium paid on acquisition of fractional shares	8
Net loss	(385,620)

Shareholders’ equity under U.S. GAAP as of September 30, 2005	4,350,035

22. Additional disclosures required by U.S. GAAP

a. Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	As of and for the Nine-months ended September 30, 2005			As of December 31, 2004 and for the Nine-months ended September 30, 2004
	Concession	Software use rights	Customer list	Concession	Software use rights	Customer list
Gross	3,671,707	1,618,619	462,030	3,671,707	1,214,080	462,030
Accumulated amortization	(1,160,042)	(848,733)	(380,706)	(977,423)	(675,404)	(282,749)
	(89,533)	—	—	(89,533)	—	—

Net	2,422,132	769,886	81,324	2,604,751	538,676	179,281

Amortization expense	182,619	173,329	97,957	218,287	158,095	71,528

Amortization period	(a )	5 years	2 years	(a )	5 years	2 years

(a)	Amortized on a straight-line method over the concession period until April, 2013 for GT and until 2023 for TCO.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
October 1 to December 31, 2005	163,837
2006	626,503
2007	526,723
2008	325,486
2009	243,489
January 1 to September 30, 2010	182,617

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b. Capital leases

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

As of September 30, 2005
Property, plant and equipment:
Software	70,774
Less: accumulated amortization	(40,585)

30,189

There is no future minimum payment to be disclosed since all the lease obligations were settled up to September 30, 2005.

c. Concentration of risk

Credit risk with respect to trade accounts receivable is diversified. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

In conducting their business, Telesp Celular S.A. and Global Telecom are fully dependent upon the cellular telecommunications authorizations granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

d. Commitments

Budgeted capital expenditure commitments for 2005 are approximately R$1,306.0 million of which R$944.8 million has been incurred in the nine-month period ended September 30, 2005. Most of the 2005 capital expenditures are related to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

e. Segment information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The reportable segments of the Company are Telesp Celular, Global Telecom and TCO. These reportable segments are strategic business subsidiaries that operate in different concession areas and are in different phases of development and therefore, are managed and funded separately.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at cost.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Following is information on the Company’s reportable segments as of and for the nine-months ended September 30, 2005:

	Telesp Celular	Global Telecom	Tele Centro Oeste	Other	Eliminations	Consolidated
Net operating revenue	3,187,017	602,517	1,702,211	—	—	5,491,745
Operating income (loss)	228,520	(219,327)	216,445	(338,986)	(91,464)	(204,812)
Net income (loss)	125,436	(219,376)	58,391	(423,066)	(133,008)	(591,623)
Total assets	5,937,296	2,632,292	4,787,206	443,647	(269,347)	13,531,094

Following is information on the Company’s reportable segments as of December 31, 2004 and for the nine months ended September 30, 2004:

	Telesp Celular	Global Telecom	Tele Centro Oeste	Other	Eliminations	Consolidated
Net operating revenue	3,195,853	590,409	1,601,543	—	—	5,387,805
Operating income (loss)	534,159	(153,478)	369,440	(43,252)	(400,434)	306,435
Net income (loss)	439,970	(150,823)	161,716	(440,196)	(266,173)	(255,506)
Total assets	6,107,360	3,563,059	4,223,061	980,825	(743,136)	14,131,169

f. New accounting standards

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for the year ended December 31, 2005 for calendar year companies. The Company is currently evaluating FIN 47 to determine the impact on its consolidated financial statements.

In March 2004, the Emerging Issues Task Force of the FASB reached a consensus on EITF 03-06 (Participating Securities and the Two-Class Method under FASB Statement No. 128) that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period must be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 31, 2004. The Company is currently evaluating EITF 03-06 to determine the impact on its consolidated financial statements.

* * * * * * * * * * *

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Definitions:

Brazilian GAAP—Generally accepted accounting principles in Brazil.

U.S. GAAP—Generally accepted accounting principles in the United States of America.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A .

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
ASSETS

Current assets:
Cash and cash equivalents		906,421	951,186
Short-term investments pledged as collateral	11	160,051	—
Trade accounts receivable, net	12	570,325	477,135
Inventories		104,394	193,510
Recoverable taxes	13	167,240	170,366
Deferred income taxes	10c	178,206	104,016
Prepaid expenses		63,246	39,960
Other current assets		21,370	28,145

Total current assets		2,171,253	1,964,318

Noncurrent assets:
Recoverable taxes	13	44,648	42,938
Deferred income taxes	10c	411,440	416,507
Prepaid expenses		6,416	11,486
Other assets		15,462	30,072

Total noncurrent assets		477,966	501,003

Permanent assets:
Investments		3,325	4,196
Property, plant and equipment, net		1,132,686	1,104,290
Deferred assets, net		19,039	21,848

Total permanent assets		1,155,050	1,130,334

Total assets		3,804,269	3,595,655

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Payroll and related accruals		19,492	21,447
Accounts payable and accrued expenses		306,287	467,382
Taxes other than income taxes		90,886	102,885
Dividends payable		143,249	144,395
Loans and financing	14a	78,161	102,727
Derivative contracts	14d	21,159	13,930
Reserve for contingencies	16	9,528	5,473
Other current liabilities	15	84,629	27,922

Total current liabilities		753,391	886,161

Noncurrent liabilities:
Loans and financing	14a	62,490	123,557
Reserve for contingencies	16	137,072	128,644
Derivative contracts	14d	7,067	6,811
Pension and other post-retirement plans		167	167
Other liabilities	15	8,630	8,687

Total noncurrent liabilities		215,426	267,866

Shareholders’ equity:
Capital stock	17a	1,021,737	792,966
Treasury shares		—	(49,109)
Capital reserves	17c	629,063	574,922
Income reserves	17d	692,646	857,524
Retained earnings		491,880	265,199

Total shareholders’ equity		2,835,326	2,441,502

Funds for capitalization		126	126

SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION		2,835,452	2,441,628

Total liabilities, shareholders’ equity and funds for capitalization		3,804,269	3,595,655

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A .

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais, except per shares data)

		Nine-month periods ended September 30,
	Note	2005	2004
Net operating revenue	4	1,702,211	1,601,543
Cost of services and goods sold	5	(729,350)	(619,307)

Gross profit		972,861	982,236
Operating expenses:
Selling expenses	6	(499,739)	(340,105)
General and administrative expenses	7	(133,847)	(114,130)
Other operating income, net	8	1,326	6,328

Operating income before financial net income		340,601	534,329
Financial income, net	9	93,227	50,855

Operating income		433,828	585,184
Net non-operating (expenses) income		2,994	(2,074)

Net income before income and social contribution taxes and minority interest		436,822	583,110
Income and social contribution taxes	10	(161,048)	(202,439)
Minority interest		—	(3,211)

Net income		275,774	377,460

Outstanding shares at September, 30 (in thousands)	17	130,068 (1)	380,877,925 (1)

Earnings per shares		2.12 (1)	0.00099 (1)

(1)	On March 31, 2005, the shareholders approved a reverse stock split in the proportion of 3,000 shares to 1 share of the same class. Had the reverse stock split occurred on September 30, 2004, shares outstanding and earnings per share for the nine-month period ended September 30, 2004 would have amounted to 126,959,308 and R$2.97, respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A .

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais)

			Capital reserves					Income reserves
	Capital Stock	Treasury shares	Interest on construction	Share premium	Special goodwill reserve	Donations and subsidies	Tax incentive	Legal reserve	Reserve for expansion	Retained earnings	Total
Balances at December 31, 2004	792,966	(49,109)	4,505	37,533	532,731	—	153	107,291	750,233	265,199	2,441,502
Capital increase with reserve—Special Meeting on March 31, 2005	164,878	—	—	—	—	—	—	—	(164,878)	—	—
Capital increase with goodwill reserve - Special Meeting on July 29, 2005	63,893	—	—	—	(63,893)	—	—	—	—	—	—
Special goodwill reserve realization	—	—	—	—	(15,584)	—	—	—	—	—	(15,584)
Special goodwill reserve realization of TCP	—	—	—	—	133,370	—	—	—	—	—	133,370
Treasury share disposals	—	16	—	—	—	—	—	—	—	—	16
Goodwill on treasury share disposals	—	—	—	—	24	—	—	—	—	—	24
Treasury share cancellations	—	49,093	—	—	—	—	—	—	—	(49,093)	—
Donations and subsidies	—	—	—	—	—	224	—	—	—	—	224
Net Income	—	—	—	—	—	—	—	—	—	275,774	275,774

Balances at September 30, 2005	1,021,737	—	4,505	37,533	586,648	224	153	107,291	585,355	491,880	2,835,326

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A .

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
SOURCES OF FUNDS:
From operations:
Net income	275,774	377,460
Items not affecting working capital:
Depreciation and amortization	191,370	150,658
Minority interest	—	3,211
Monetary and exchange variations on noncurrent assets and liabilities	3,417	18,303
Net book value of permanent asset disposals	139	898
Reserve for contingencies	2,346	2,306
Loss on derivative long-term contracts	6,730	1,769
Amortization of goodwill	1,171	1,171
Long-term deferred income tax	520	1,936
Gain on extinguishment of liabilities	(7,374)	—
Others	—	402

Total	474,093	558,114

From shareholders:
Treasury stock	40	—
Unclaimed dividends and interest on shareholders’ equity	—	2,450

Total	40	2,450

From third parties:
Increase in long-term loans and financing	—	5,257
Transfer from noncurrent assets to current assets	135,376	79,102
Special Reserve adjustment—merger tax benefit	27,126	103,890
Donations and subsidies	224	—

Total Sources	636,859	748,813

USES OF FUNDS:
Additions to property, plant and equipment	217,095	286,382
Additions to deferred assets	—	154
Increase in deferred taxes	3,479	29,946
Increase in prepaid expenses	10,448	15,144
Transfer from long-term to current liabilities	57	—
Increase in long-term legal deposits	1,305	—
Transfer from long term loans, financing and derivatives to current liabilities	57,504	67,671
Increase in noncurrent assets	6,966	36,342
Capital reductions	—	100
Other investments	300	—
Treasury stock	—	55

Total Uses	297,154	435,794

INCREASE IN WORKING CAPITAL	339,705	313,019

REPRESENTED BY:

Current assets	206,935	261,124
Beginning of period	1,964,318	1,618,233
End of period	2,171,253	1,879,357

Current liabilities	132,770	51,895
Beginning of period	886,161	731,491
End of period	753,391	679,596

INCREASE IN WORKING CAPITAL	339,705	313,019

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A .

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
Cash flows provided by operations:
Net cash from operating activities	373,810	459,404

Investing activities:
Additions to investments	(300)	—
Additions to property, plant and equipment	(216,871)	(286,382)
Addition to deferred assets	—	(154)
Short-term investments pledged as collateral	(160,051)	—
Proceeds from asset disposals	527	1,035

Net cash from investing activities	(376,695)	(285,501)

Financing activities:
Loans repaid	(70,184)	(137,156)
New loans obtained	—	38,063
Net settlement on derivatives contracts	(12,419)	(4,723)
Proceeds from sale of treasury shares	40	—
Purchase of treasury shares	—	53
Interest on shareholders’ equity/dividends paid	(1,146)	(139)
Cash received relating to reverse stock split	41,829	—
Decrease in capital stock	—	(100)

Net cash from financing activities	(41,880)	(104,002)

Increase (decrease) in cash and cash equivalents	(44,765)	69,901
Cash and cash equivalents:
At the beginning of the period	951,186	972,054
At the end of the period	906,421	1,041,955

Supplemental cash flow information
	Nine-month periods ended September 30,
	2005	2004
Income and social contribution tax paid	154,006	189,318
Interest paid	11,879	14,357

Noncash transaction:
Donations and subsidies	224	—
Contribution of tax benefit by shareholders	133,370	510,788

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A .

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. Operations and background

Tele Centro Oeste Celular Participações S.A. (“TCO” or the “Company”) is a publicly-traded company, which, as of September 30, 2005, is controlled by Telesp Celular Participações S.A.—“TCP” (90.59% of the voting capital and 52.47% of total capital).

The Company is the controlling shareholder of the operators Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”), Teleacre Celular S.A. (“Teleacre”) and Norte Brasil Telecom S.A. (“NBT”), which provides mobile telephone services, including activities necessary or useful to the provision of these services in the north and middle-west regions of Brazil, through authorizations which were granted to them.

The authorization granted to TCO expires on July 24, 2006, and its subsidiaries’ authorization expires as follows:

Subsidiary	Operating area by States	Expiration date of concession/authorization
Telegoiás	Goiás and Tocantins	10/29/2008
Telemat	Mato Grosso	03/30/2009
Telems	Mato Grosso do Sul	09/28/2009
Teleron	Rondônia	07/21/2009
Teleacre	Acre	07/15/2009
NBT	Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/2013

The above concessions/authorizations may be renewed for a 15-year period. The Company will be subject to an annual fee of approximately 1% of the operating annual revenues during the renewal period.

The business of the Company and its subsidiaries is regulated by the National Telecommunications Agency—ANATEL (“Agência Nacional de Telecomunicações”), the telecommunication industry regulator in accordance with Law No. 9,472, of July 16, 1997, and the related regulations, decrees, decisions and complementary plans.

On March 28, 2005, the Board of Directors of TCO approved the merger of Teleacre, Telegoiás, Teleron and Telems into the Company, and the merger of Telemat into the subsidiary TCO IP S.A. (“TCO IP”). The merger proposals were presented to ANATEL for approval on June 7 and 27, 2005, respectively. The purpose of these proposed mergers is to achieve financial and operational benefits through reductions in administrative costs.

2. Presentation of financial statements

The consolidated financial statements include the accounts of TCO and its subsidiaries. Intercompany transactions and balances have been eliminated. The consolidated financial statements include as of September 30, 2005, balances and transactions of the subsidiaries Telegoiás, Telemat, Telems, Teleron, Teleacre, NBT and TCO IP.

In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine-month periods ended September 30, 2005 and 2004 are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for period September 30, 2005 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004, as appearing in the Company’s Annual Report on Form 20-F filed on April 15, 2005.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company in Brazil, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of loss, which have been made to conform the previously published financial statements to the presentation included herein. The financial statements as of September 30, 2004 and December 31, 2004 have been reclassified, where applicable, for comparability.

3. Summary of the principal accounting policies

The unaudited interim condensed consolidated financial statements are expressed in thousands of Brazilian reais (“R$”), except when mentioned, and have been prepared in accordance with accounting practices adopted in Brazil, which include the accounting practices derived from Brazilian corporate law, regulations applicable to public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (CVM)), hereinafter referred to as “Brazilian GAAP”.

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of these interim financial statements are the same as those described in the consolidated financial statements as of and for the year ended December 31, 2004.

4. Net operating revenue

	Nine-month periods ended September 30,
	2005	2004
Monthly subscription charges	81,718	117,505
Usage charges	1,074,410	891,307
Additional call charges	42,479	25,051
Interconnection	612,096	643,069
Data services	108,043	79,203
Other services	59,363	43,062

Gross revenue from services	1,978,109	1,799,197

Value-added tax on services–ICMS	(347,964)	(286,968)
PIS and COFINS	(69,188)	(62,226)
ISS	(497)	(529)
Discounts granted	(76,805)	(74,969)

Net revenue from services	1,483,655	1,374,505

Sale of handsets and accessories	344,247	330,508
Value-added tax on sales–ICMS	(52,322)	(56,560)
PIS and COFINS	(27,611)	(32,479)
Discounts granted	(26,721)	(89)
Returns of goods	(19,037)	(14,342)

Net revenue from sales of handsets and accessories	218,556	227,038

Total net operating revenue	1,702,211	1,601,543

There are no customers which contributed with more than 10% of total gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for Brasil Telecom S.A.—BrT, a fixed-telephone operator, which contributed with approximately 16% and 23% of the total gross revenue, respectively, mainly through interconnection revenues.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

5. Cost of services and goods sold

	Nine-month periods ended September 30,
	2005	2004
Cost of goods sold	(372,616)	(360,058)
Depreciation and amortization	(139,540)	(114,888)
Personnel	(17,925)	(15,937)
Supplies	(3,747)	(3,110)
Outsourced services	(32,986)	(27,315)
Leased lines	(28,166)	(18,882)
Rent, insurance and other related expenses	(10,700)	(12,742)
Interconnection	(42,788)	(59,155)
Fistel fees and other taxes	(80,863)	(7,190)
Others	(19)	(30)

Total	(729,350)	(619,307)

6. Selling expenses

	Nine-month periods ended September 30,
	2005	2004
Outsourced services	(203,897)	(153,662)
Personnel	(57,910)	(49,534)
Supplies	(9,464)	(12,543)
Advertising	(58,582)	(51,843)
Rent, insurance and other related expenses	(6,587)	(6,239)
Taxes and contributions	(396)	(462)
Depreciation and amortization	(33,234)	(14,051)
Allowance for doubtful accounts receivable	(111,636)	(49,164)
Others	(18,033)	(2,607)

Total	(499,739)	(340,105)

7. General and administrative expenses

	Nine-month periods ended September 30,
	2005	2004
Personnel	(37,027)	(38,554)
Supplies	(2,940)	(2,390)
Outsourced services	(58,458)	(40,279)
Rent, insurance and other related expenses	(11,276)	(6,234)
Taxes and contributions	(1,807)	(3,184)
Depreciation and amortization	(15,383)	(18,312)
Others	(6,956)	(5,177)

Total	(133,847)	(114,130)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

8. Other operating income, net

	Nine-month periods ended September 30,
	2005	2004
Income:
Fines	17,033	21,778
Recovered expenses	6,842	1,081
Reversal of reserves for contingencies	3,895	2,659
Shared infrastructure	7,613	3,189
Sales incentives	22,219	9,773
Other	1,550	176

Total	59,152	38,656

Expenses:
Reserve for contingencies	(12,903)	(9,926)
Amortization of deferred charges	(3,213)	(3,407)
Amortization of goodwill	(1,171)	(1,171)
Contributions and taxes other than income	(35,645)	(16,737)
Other	(4,894)	(1,087)

Total	(57,826)	(32,328)

Other operation income, net	1,326	6,328

9. Financial income, net

	Nine-month periods ended September 30,
	2005	2004
Financial income:
Interest income	152,054	131,023
Monetary/exchange variation on assets	13,143	127
PIS/COFINS on financial income	(6,146)	(11,953)

Total	159,051	119,197

Financial expenses:
Interest expense	(40,342)	(39,077)
Monetary/exchange variation on liabilities	(5,578)	(22,473)
Derivative transactions, net	(19,904)	(6,792)

Total	(65,824)	(68,342)

Financial income, net	93,227	50,855

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10. Income and social contribution taxes

The Company and its subsidiaries estimate monthly the amounts of income and social contribution taxes on an accrual basis, paying the taxes based on a monthly estimate. The composition of income tax and social contribution is as follows:

a) Components of income taxes

	Nine-month periods ended September 30,
	2005	2004
Income tax	(129,158)	(116,050)
Social contribution	(46,564)	(41,928)
Deferred income tax	10,790	(32,170)
Deferred social contribution	3,884	(12,291)

Total	(161,048)	(202,439)

b) Reconciliation of effective tax rate

The following table provides a reconciliation of the amount calculated by applying the combined statutory tax rates on the reported income before taxes and the reported income tax expense for nine-month periods ended September 2005 and 2004:

	Nine-month periods ended September 30,
	2005	2004
Income before taxes as reported	436,822	583,110

Taxes expense at combined statutory rate	(148,519)	(198,257)
Permanent additions:
Nondeductible expenses	(12,123)	(3,053)
Others	(377)	(1,013)
Permanent exclusions:
Additional income tax difference	108	—
Others	—	(116)
Unrecognized tax loss carryforwards and temporary differences (i)	(137)	—

Income and social contribution taxes	(161,048)	(202,439)

Effective rate	36.9%	34.7%

(i)	The subsidiary TCO IP did not recognize deferred income and social contribution taxes on tax loss carryforwards and temporary differences, due to projected tax losses in the short term.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c) Composition of deferred income tax assets

Deferred income tax assets based on temporary differences are comprised of the following:

	As of September 30, 2005	As of December 31, 2004
Tax credits recorded on corporate restructuring	505,886	451,437
Allowance/reserve for:
Inventory obsolescence	4,399	2,739
Contingencies	38,130	34,114
Doubtful accounts receivable	12,772	11,478
Suppliers	13,562	18,031
Others	9,028	2,724
Tax loss carryforwards	5,869	—

Total	589,646	520,523

Current	178,206	104,016
Noncurrent	411,440	416,507

Deferred taxes have been recorded if it is more likely than not that they will be realized, as follows:

a) Tax credits recorded on corporate restructuring consist of the tax benefits recorded as a result of the corporate restructurings described in Note 20. The realization of these tax credits occurs in the same proportion as the amortization of goodwill, which ends in July 2010. The recovery of the credit during this period is supported by external consultants’ studies used in the corporate restructuring process.

b) Temporary differences: The realization of temporary differences will occur by payment of provisions, effective losses on allowance for doubtful accounts or realization of inventories.

c) Tax loss carryforwards will be offset up to a limit of 30% per year of future taxable income.

At the end of the 2004 fiscal year, the Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicated full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. Management did not identify any change that could affect the conclusions of these studies as of September 30, 2005.

11. Short-term investments pledged as collateral

	As of September 30, 2005	As of December 31, 2004
Short-term investments pledged as collateral (1)	160,051	—

(1)	Represents short-term investments pledged as collateral in connection with lawsuits.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

12. Trade accounts receivable, net

	As of September 30, 2005	As of December 31, 2004
Unbilled amounts	75,073	65,859
Billed amounts	295,337	180,907
Interconnection	169,533	134,564
Products sold	67,945	129,563
Allowance for doubtful accounts receivable	(37,563)	(33,758)

Total	570,325	477,135

There are no customer which contributed with more than 10% of accounts receivables net at of September 30, 2005 and December 31, 2004, except for Brasil Telecom S.A.—BrT, which represented approximately 8% and 16%,, respectively, mainly through interconnection charges.

Changes in the allowance for doubtful accounts receivable were as follows:

	Nine-month periods ended September 30,
	2005	2004
Balance at beginning of year	33,758	33,828
Allowance for doubtful accounts receivable charged to selling expenses	111,636	49,164
Write-offs	(107,831)	(48,894)

Ending balance	37,563	34,098

13. Recoverable taxes

	As of September 30, 2005	As of December 31, 2004
Prepaid income and social contribution taxes	4,566	33,647
Withholding income tax	76,070	57,808
Recoverable ICMS (State VAT)	87,630	82,446
Recoverable PIS and COFINS (taxes on revenue) and others	24,809	32,048

	193,075	205,949

ICMS on deferred sales	18,813	7,355

	211,888	213,304

Current	167,240	170,366
Noncurrent	44,648	42,938

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

14. Loans and financing

a) Composition of debt

Description	Currency	Annual interest	Final maturity	As of September 30, 2005	As of December 31, 2004
BNDES	R$	TJLP + 3.5% to 4%	01/15/2008	89,561	125,981

Export Development Corporation—EDC	US$	LIBOR (6 months) + 3.9% to 5%	12/14/2006	41,009	71,158

BNDES—basket of variation	UMBNDES	Variation UMBNDES basket + 3.5%	01/15/2008	7,001	11,232
Teleproduzir (*)	R$	0.2% p.m.	07/31/2012	—	15,159
Other	R$	Column 20-FGV inflation index	10/31/2008	1,407	1,523
Accrued interest				1,673	1,231

Total				140,651	226,284

Current				78,161	102,727
Noncurrent				62,490	123,557

(*)	This financing was prepaid in August 2005 at a discount of R$7,425, which was recorded as financing income.

TJLP—Brazilian long-term interest rate.

UMBNDES—a monetary unit prepared by BNDES, consisting of a basket of foreign currencies, of which the principal currency is the U.S. dollar. For this reason, the Company and its subsidiaries consider it as if it were the U.S. dollar in the risk coverage analysis related to fluctuations in exchange rates.

b) Repayment schedule

The long-term portion of loans and financing maturities is as follows:

Year	2005
2006 (from October)	20,772
2007	38,197
2008	3,521

Total	62,490

c) Restrictive covenants

The Company has loans and financing from the National Bank for Economic and Social Development (BNDES) and the Export Development Corporation—EDC, which balances at September 30, 2005 were R$96,562 and R$41,009 (R$137,213 and R$71,158 at December 31, 2004), respectively. As of September 30, 2005, the Company and its subsidiaries were in compliance with the financial covenants contained in these instruments.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

d) Derivative contracts

As of September 30, 2005, the Company and its subsidiaries had exchange rate swap contracts with a total notional amounts of US$22,370 thousand (US$31,327 thousand at December 31, 2004), to protect its obligations against exchange fluctuations. Year to date, the Company and its subsidiaries had recorded an accumulated net loss of R$28,226 (R$20,741 at December 31, 2004) on these derivative contracts.

e) Collateral

Banks	Collateral
BNDES—TCO operators	15% of receivables and Bank Deposit Certificates (CDBs) equivalent to the amount of the next installment payable.

BNDES NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and CDBs equivalent to two installments payable in the remaining period.

15. Other liabilities

	As of September 30, 2005	As of December 31, 2004
Services to be provided—prepaid	31,218	19,061
Accrual for customer reward program (a)	5,123	2,089
Payable to related parties	6,252	6,567
Reverse stock split (b)	41,829	—
Other	8,837	8,892

Total	93,259	36,609

Current	84,629	27,922
Noncurrent	8,630	8,687

(a)	The Company and its subsidiaries have rewards programs in which the calls are transformed into points usable in future exchanges of handsets. Accumulated points are reserved as they are obtained, based on historical redemption data, accumulated points and average point cost.
(b)	Refers to a liability to shareholders for fractions of shares that were not issued on the date of the reverse stock split. This balance is payable upon demand.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Reserves for contingencies

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by legal counsel.

	As of September 30, 2005	As of December 31, 2004
Telebrás	119,143	113,062
Tax claims	10,326	11,611
Civil claims	16,538	8,549
Labor claims	593	895

Total	146,600	134,117

Current	9,528	5,473
Noncurrent	137,072	128,644

The changes in the reserve for contingencies are as follows:

	Nine-month periods ended September 30,
	2005	2004
Beginning balance at January 1	134,117	109,373
Additional provision, net of reversals	9,008	7,267
Monetary variation	5,434	14,361
Payments	(1,959)	(277)

Ending balance at September 30	146,600	130,724

Telebrás claim

Corresponds to original loans from Telecomunicações Brasileiras S.A.—TELEBRÁS, which according to annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding companies of Telegoiás Celular S.A. and Telebrasília Celular S.A.

Realizing there was an error in the allocation of the respective loans at the time of the spin-off, the Company suspended payments and updated the debt according to the variation of the IGP-M + 6% interest per year.

In June 1999, the Company filed a lawsuit declaring that the assets corresponding to these liabilities belonged to the Company, in addition to claiming indemnity for the installments paid.

On August 1, 2001, a verdict was issued against the Company’s claims, and on October 8, 2001, the Company filed an appeal which was also denied, maintaining the original verdict. The Company subsequently filed a new appeal which is awaiting a decision by the STJ—the Supreme Court.

Tax

Probable losses

No significant new tax claims classified as “probable” losses were incurred in the nine-month period ended September 30, 2005. The changes in the provisions for tax contingencies largely correspond to the monetary restatement on the provisions during the period.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Possible losses

No significant new tax claims classified as “possible” losses were incurred in the nine-month period ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last fiscal year.

Labor and civil claims

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the amount involved is R$24,748 for civil claims and R$4,561 for labor claims.

17. Shareholders’ equity

a) Capital

At March 31, 2005, the Company increased its capital by R$164,878, using part of its income reserves.

On the same date, the shareholders approved a reverse stock split of 386,664,974,968 shares, without par value, of which 129,458,666,783 were common shares and 257,206,308,185 were preferred shares, in the proportion of 3,000 shares to 1 share of the sameclass. After the reverse stock split, the Company’s capital was represented by 128,888,325 shares, without par value, of which 43,152,889 are common shares and 85,735,436 are preferred shares.

The shareholders also approved the cancellation of the 1,927,812 common book-entry shares, without par value, that were held in treasury, without reduction of the capital, in accordance with paragraph 1st of Article 30th of Law No. 6,404/76.

On July 29, 2005, the Company announced a capital increase of R$63,893 in favor of the controlling shareholder, but ensuring preemptive rights to other shareholders, corresponding to the tax benefit that was effectively realized during the 2004 fiscal year from the goodwill recorded by the Company’s controlling shareholder. The capital was increased from R$957,844 to R$1,021,737, with the issue of 3,107,645 new common shares. The cash received from the exercise of preemptive rights was paid directly to Telesp Celular Participações S.A.

The Company’s share capital, with no par value, is as follows:

	As of September 30, 2005	As of December 31, 2004 (1) (2)
Common shares	44,332,722	129,458,667
Preferred shares	85,735,436	257,206,308
Treasury common shares and preferred shares	—	(5,787,050)

Total	130,068,158	380,877,925

(1)	Had the reverse stock split described above occurred on December 31, 2004, shares outstanding would be 43,152,889 and 85,735,436 of common and preferred shares, respectively and 1,929,017 treasury shares.
(2)	In thousands of shares.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) Dividends/interest on shareholders’ equity

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, and the right to participate in dividends to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with Article 202 of the Brazilian corporate law. Their priority in receiving minimum non-cumulative dividends is equivalent to the highest of the following values:

(i) 6% per year on the amount resulting from the division of the subscribed capital by the aggregate amount of the Company’s shares; or

(ii) 3% per year on the amount resulting from the division of the shareholders’ equity by the aggregate amount of the Company’s shares.

The preferred shares are also entitled to share remaining dividends paid on pro rata with the common shares, after the common shares receive a dividend equal to the preferred minimum dividends already paid to preferred shares.

c) Special goodwill reserve

This reserve was formed as a result of the Company’s corporate restructurings, and will be capitalized in favor of the controlling shareholder at the time of effective realization of the related tax benefit.

d) Income reserve

d.1) Legal reserve

The legal reserve is calculated based on 5% of annual net income until its equals 20% of paid-in capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or capital increase.

d.2) Expansion reserve

The special expansion and modernization reserve is used for future investment purposes, based on the capital budget approved by the General Shareholders Meeting.

18. Corporate restructuring

On May 13, 2004, based on a corporate restructuring, TCP transferred a tax benefit to the Company related to the goodwill paid by TCP in the acquisition of the Company. The goodwill and related tax benefit on the date of transfer amounted to R$1,503,121 and R$511,061, respectively. On August 31, 2005, TCP transferred an additional tax benefit to the Company related to the additional goodwill paid by TCP in the acquisition shares in a public tender offer on October 8, 2004. The goodwill and related tax benefit on the date of transfer amounted to R$392,265 and R$133,370 respectively. The tax benefits are being realized in proportion to the amortization of the goodwill over a period of 5 years. In the Company’s financial statements, the tax benefits of R$ 505,886 (R$374,777 and R$131,109, respectively, referring to the 2004 and 2005 restructurings), as of September 30, 2005, were classified in the balance sheet as deferred taxes under current assets and long-term receivables.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

19. Transactions with related parties

The principal transactions with unconsolidated related parties are as follows:

•	Use of network and long-distance (roaming) cellular communications: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Some of these transactions are based on contracts signed by Telebrás and the operating concessionaires before privatization under the terms established by Anatel.

•	Corporate services are rendered by the Controlling Group to TCO at the effective cost.

•	Accounts payable to related parties relate to loans among the Company and its subsidiaries.

A summary of balances and transactions with unconsolidated related parties is as follows:

	As of September 31, 2005	As of December 31, 2004
Assets:
Trade accounts receivable	12,815	11,841
Credit with related companies	1,313	1,327

Liabilities:
Trade accounts payable	24,969	18,361
Liabilities with related companies	6,252	6,567

	Nine-month periods ended September 30,
	2005	2004
Statement of income
Revenue from telecommunications services	35,656	—
Cost of services	—	(5,165)
Selling expenses	(21,073)	(8,591)
General and administrative expenses	(488)	(17,135)

20. Financial instruments

a) Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in exercising their activities include:

Credit risk arising from any difficulty in collecting amounts receivable related to telecommunications services provided to customers and revenues from the sale of handsets by the Company’s distribution network, as well risks relating to swap transactions.

Interest rate risk resulting from debt and derivative instruments contracted at floating rates and involving the risk of increases in interest expenses as a result of an unfavorable upward trend in interest rates (LIBOR, CDI and TJLP).

Currency risk related to debt and derivative instruments contracted in foreign currencies which expose the Company to potential losses from adverse exchange rate fluctuations.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Company and its subsidiaries actively manage their operations to mitigate these risks by means of comprehensive operating procedures, policies and initiatives

Credit risk

Credit risk from providing telecommunications services is reduced by monitoring the customer portfolio and addressing delinquent receivables by means of clear policies relating to providing postpaid services. As of September 30, 2005 the Company and its subsidiaries’ customers use 85% (84% in December 31, 2004) prepaid services that require pre-loading, which do not represent a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing a potential customer’s balance sheet, and making inquires of credit protection agencies’ databases.

The Company and its subsidiaries are also exposed to credit risk relating to their financial investments and receivables from swap transactions. The Company and its subsidiaries attempt to diversify such exposure by using reputable financial institutions.

Interest rate risk

The Company and its subsidiaries are also exposed to fluctuations in the Long-term Interest Rate (TJLP) on financing from BNDES. As of September 30, 2005, the balance of principal of these transactions amounted to R$89,561 (R$125,981 as of December 31, 2004).

The Company and its subsidiaries are exposed to interest rate risk, due to exchange derivative transactions and borrowings contracted in Brazilian reais at costs associated with the CDI rate. However, financial investments that are also indexed at CDI partially neutralize such effect.

Foreign currency-denominated loans are also exposed to interest rate risk (LIBOR) associated with foreign loans. As of September 30, 2005, these transactions amounted to US$18,454 thousand (US$26,808 thousand as of December 31, 2004).

Exchange rate risk

The Company and its subsidiaries utilize derivative financial instruments to protect against exchange rate risk on foreign currency denominated loans. Such instruments usually include swap contracts.

The Company’s and its subsidiaries’ net exposure to currency risk as of September 30, 2005, is as follows:

In thousands of US$
Loans and financing	(19,002)
Loans and financing—UMBNDES (*)	(3,163)
Derivative contracts	22,370
Others	(391)

Net	(186)

(*)	UMBNDES is a monetary unit prepared by BNDES, consisting of a basket of foreign currencies, of which the principal is the U.S. dollar.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) Derivative contracts

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and estimated market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain
Loans and financing	(140,651)	(138,920)	1,731
Derivative contracts	(28,226)	(27,547)	679
Other liabilities	(870)	(870)	—

Total	(169,747)	(167,337)	2,410

c) Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, utilizing available market information Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in the a current market. The use of different market assumptions may have a material effect on estimates.

21. Summary of differences between Brazilian GAAP and U.S. GAAP

The Company’s accounting policies comply with Brazilian GAAP, which differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP), as described below.

a) Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1998, under Brazilian GAAP as applied by the Company, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress, and that part which related to interest on third-party loans was credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves. For the nine-month period ended September 30, 2005 and for the year ended December 31, 2004, the Company did not capitalize interest attributable to construction-in-progress.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Nine-month periods ended September 30,
	2005	2004
Capitalized interest
U.S. GAAP capitalized interest	5,676	5,111
U.S. GAAP capitalized interest on disposals	(37)	(114)
Brazilian GAAP capitalized interest on disposals	34	114

U.S. GAAP difference	5,673	5,111

Amortization of capitalized interest
Amortization under Brazilian GAAP	6,799	5,996
Capitalized interest on disposals under Brazilian GAAP	(29)	(72)
Less amortization under U.S. GAAP	(5,136)	(6,124)
Capitalized interest on disposals under U.S. GAAP	32	72

U.S. GAAP difference	1,666	(128)

b) Monetary restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered a high inflationary economy for U.S. GAAP purposes, was recognized in the reconciliation to U.S. GAAP. The resulting step-up is amortized over the remaining lives of the related assets.

c) Pension and other post-retirement benefits

The Company and its subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) for their retired employees that are operated and administered by Fundação Sistel de Seguridade Social—SISTEL and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. The Company and its Subsidiaries also sponsor a single-employer defined benefit pension plan (PBS-TCO). The provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” were applied for the multiemployer plan and the single employer plans with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

Substantially all the active employees have elected to migrate to a Company-sponsored defined contribution pension plan created in 2000 (TCO-PREV). Those who have migrated have been credited individually with the balance of accumulated benefits as of the date of migration. As a result, a settlement and curtailment of the defined benefit pension plan occurred in 2000, as defined in SFAS No. 88. In addition, the Company and its subsidiaries are liable for certain contributions for certain risks involving death or disability.

On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while SFAS standards require only the disclosure of funded status of those plans.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or the remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of December 31, 2001, directly to shareholders’ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

The U.S. GAAP liability exceeded the Brazilian GAAP estimated liability by R$75 as of September 30, 2005, and R$675 as of December 31, 2004.

A summary of the difference between Brazilian GAAP and U.S. GAAP in accrued pension and other postretirement plan liabilities is as follows:

	As of September 30, 2005			As of December 31, 2004
	U.S. GAAP	Brazilian GAAP	Accumulated difference	U.S. GAAP	Brazilian GAAP	Accumulated difference
PBS-TCO	(1,015)	—	(1,015)	(1,062)	—	(1,062)
TCO-PREV	1,257	—	1,257	1,904	—	1,904
PAMA-TCO	—	167	(167)	—	167	(167)

Accrued pension/post-retirement liability	242	167	75	842	167	675

d) Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

e) Financial income (expense)

Brazilian GAAP requires that interest be shown as part of operating income. Under U.S. GAAP, interest expense would be shown after the operating income and accrued interest would be included in accounts payable and accrued expenses.

f) Earnings per share

Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date.

Under U.S. GAAP, SFAS No. 128, “Earnings per Share”, the computation is based on the weighted average number of shares outstanding during the period.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

The Company’s preferred shares have certain priority in the payment of minimum, noncumulative dividends. Consequently, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Since the Company has paid preferred dividends in excess of the required minimum for all years presented, distributable and undistributable net income are shared equally by the preferred and common shareholders on a pro rata basis.

At September 30, 2005 the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the corporate restructuring described in Note 18. The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares—diluted presented below. The number of shares issuable was computed considering the balance of the goodwill reserve (R$586,648 as of September 30, 2005 and R$532,732 as of September 30, 2004) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) during the last 20 trading days of each period.

For the periods presented below, the weighted average number of shares outstanding consider the effect of the reverse stock split described in Note 17. The computation of basic and diluted earnings per share is as follows:

	Nine-month periods ended September 30,
	2005		2004
	Common	Preferred	Common	Preferred
Basic numerator:
2004 dividends approved in 2005	16,594	34,510	—	—
Basic allocated undistributed earnings	77,443	155,128	113,666	236,084
Allocated net income available for common and preferred shareholders	94,037	189,638	113,666	236,084
Basic denominator:
Weighted average shares outstanding	42,800,490	85,734,740	40,808,487	84,757,622
Basic earnings per share	2.20	2.21	2.79	2.79

Diluted numerator:
2004 dividends approved in 2005	23,341	27,763	—	—
Diluted allocated undistributed earnings	106,223	126,348	141,294	208,456
Allocated net income available for common and preferred shareholders	129,564	154,111	141,294	208,456
Diluted denominator:
Weight average shares outstanding	42,800,490	85,734,740	40,808,487	84,757,622
Dilutive effects of goodwill reserve	29,278,235	—	16,641,383	—
Diluted weight average shares	72,078,725	85,734,740	57,449,870	84,757,622
Diluted earnings per share	1.80	1.80	2.46	2.46

The Company’s preferred shares are non-voting, except under certain limited circumstances, and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company.

g) Reversal of proposed dividends

Under Brazilian GAAP, proposed dividends are accrued in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared. In 2004, under Brazilian GAAP, proposed dividends amounting to R$51,104 were recorded.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

h) Permanent assets

Brazilian GAAP has a class of assets called “permanent assets”. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995. Under U.S. GAAP, the assets in this classification would be non-current assets and property, plant and equipment.

i) Leases

The Company has leased certain computer hardware and software under non-cancelable leases. Under Brazilian GAAP, all leases are considered to be operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, these leases are considered to be capital leases as defined in SFAS No. 13, “Accounting for Leases”. Under SFAS No. 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest under the effective interest method.

j) Valuation of long-lived assets

Under U.S. GAAP, the Company evaluates long-lived assets for impairment using the criteria set forth in SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of”. In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the separately identifiable anticipated undiscounted cash flow from such assets is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The Company has not recognize an impairment charge for any of the periods presented.

k) Income taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No. 109, “Accounting for Income Taxes”.

l) Costs of start-up activities

Under Brazilian GAAP, the Company deferred certain start-up costs in relation to the creation of certain subsidiaries.

Under U.S. GAAP, AICPA Statement of Position 98-5, “Reporting on the Costs of Start-up Activities” requires costs of start-up activities and organization costs to be expensed as incurred.

m) Revenue recognition

For U.S. GAAP, the Company recognizes service revenue as the services are provided. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Sales of handsets along with the related cost of the handsets are amortized over their estimated useful life (2 years). The excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

(i) Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company’s customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. This difference in accounting practices has no impact on net income or shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services and goods sold by R$89,729 and R$35,435 at September 30, 2005 and 2004, respectively.

(ii) Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and the related cost of services and goods sold. This difference in accounting has no impact in net or shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of services and goods sold by R$497,085 and R$438,233 for the nine-month periods ended September 30, 2005 and 2004, respectively.

(iii) Deferred revenue sales of handsets

Under Brazilian GAAP, revenues and costs related to handset sales, including applicable value-added and other sales taxes are recognized when sold. Under U.S. GAAP, revenue on sales of handsets along with the related cost of the handset, including applicable value-added and other sales taxes, are amortized over their estimated useful life. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income or shareholders’ equity. The unamortized balance of deferred handset revenue and the related balance of unamortized deferred handset costs was R$201,359 as of September 30, 2005 and R$230,493 at December 31, 2004, respectively. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods sold by R$29,133 and R$218,074 for the nine-month periods ended September 30, 2005 and 2004, respectively.

(iv) Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the Company does not separately account for free minutes given in connection with sales of handsets.

n) Amortization of concession

For Brazilian GAAP purposes, the concession (license) for the Band B Company NBT was being amortized over 30 years, which included an additional 15 years assuming renewal by Anatel. As from January 2001, the amortization period was prospectively changed to 15 years.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

For U.S. GAAP purposes, the amortization period of 15 years includes only the initial term of the concession.

o) Derivative financial instruments

As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and for Hedging Activities” (“SFAS 133”), which was issued in June 1998 and amended by SFAS 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133”, SFAS 138, “Accounting for Derivative Instruments and Certain Hedging Activities” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (collectively referred to as Statement SFAS 133). SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS 133 on January 1, 2001, did not have an impact on the Company’s results of operations and financial position.

Under Brazilian GAAP, the Company records its derivatives contracts as either an asset or liability measured at the spot rates at period end plus the coupon rate as stated in the agreements, and adjustments to contract value are recorded in income.

The Company has entered into cross-currency swap contracts whereby the Company earns the exchange variation between the United States dollar and the Brazilian real, and at September 30, 2005 and December 31, 2004 these agreements had total notional amounts of US$22,370 thousand and US$31,327 thousand, respectively. Under U.S. GAAP, these contracts were not designed as hedges for accounting purposes as defined by SFAS 133 and consequently, the changes in fair value of these contracts were recorded in earnings. The fair values adjustments of the Company’s derivative contracts were estimated based on quoted market prices of comparable contracts and at September 30, 2005 and September 30, 2004 were approximately R$679 and R$4,917, respectively.

p) Advance to affiliate

In January 2002, the Company made an advance payment of R$34,259, adjusted based on market rates, to BID S.A. corresponding to the present value of the tax benefit contributed by BID S.A, relating to the goodwill paid by BID S.A. for the Company’s shares. With this transaction, the Company relieved itself of the obligation to issue the corresponding shares to BID S.A. in the future. Under Brazilian GAAP, in 2004, the amount of R$15,584 was recorded as an advance to affiliate. For U.S. GAAP purposes, such transaction would be recorded as a distribution to a shareholder. Additionally, for U.S. GAAP purposes, no interest income would be accrued related to this transaction.

In 2005, this advance was reverted from a capital reserve, as a special goodwill reserve.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

q) FISTEL tax

Beginning in 1999, under Brazilian GAAP, the Fistel (Telecommunications Inspection Fund) tax, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at September 30, 2005 and 2004 are being adjusted in the reconciliation of the income differences between U.S. GAAP and Brazilian GAAP.

Reconciliation of the Net Income Differences Between U.S. and Brazilian GAAP

	Nine-month periods ended September 30,
	2005	2004
Brazilian GAAP net income	275,774	377,460

Different criteria for:
Amortization of monetary restatement of 1996 and 1997	(1,621)	(2,554)
Capitalized interest	5,673	5,111
Amortization of capitalized interest	1,666	(128)
Amortization of concession–NBT	(2,406)	256
Capital lease	(676)	1,305
Adjustment of advance to affiliate	—	(1,684)
Purchase accounting:
Depreciation on fixed fair value assets adjustments	(239)	(239)
Amortization on intangible assets	(2,612)	(1,854)
Pension and other postretirement plans	600	(546)
Costs of start-up activities and others	3,213	3,408
Derivative contracts	(2,625)	(2,707)
Amortization of donations	117	8
FISTEL fee	868	(25,605)
Free minutes given in connection with sales of handsets	10,013	(16,059)
Deferred tax effects of above adjustments	(4,070)	13,436
Effects of minority interest on the above adjustments	—	142

U.S. GAAP net income	283,675	349,750

	Nine-month periods ended September 30,
	2005	2004
Net income per share in accordance with U.S. GAAP

Earnings per common share—Basic	2.20	2.79
Weighted average of common share—Basic	42,800,490	40,808,487

Common shares—Diluted:
Earnings per common share—Diluted	1.80	2.46
Weighted average of common share—Diluted	72,078,725	57,449,870

Preferred shares—Basic:
Earning per preferred share—Basic	2.21	2.79

Earnings per preferred share—Diluted	1.80	2.46

Weighted average of preferred share (basic and diluted)	85,734,740	84,757,622

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of the Shareholders’ Equity Differences Between U.S. and Brazilian GAAP

	As of September 30, 2005	As of December 31, 2004
Brazilian GAAP shareholders’ equity	2,835,326	2,441,502
Add (deduct):
Different criteria for:
Monetary restatement of 1996 and 1997 - fixed assets	87,236	87,236
Amortization of monetary restatement of 1996 and 1997	(82,870)	(81,249)
Capitalized interest	13,192	7,519
Amortization of capitalized interest	22,964	21,298
Amortization of concession–NBT	(5,076)	(2,670)
Capital lease	3,415	4,091
Adjustment of advance to affiliate	—	(15,584)
Purchase accounting:
Fixed assets adjustments	2,958	2,958
Depreciation on fixed assets adjustments	(1,109)	(870)
Intangible assets	68,621	68,621
Amortization on intangible assets	(8,598)	(5,986)
Pension and other post-retirement plans	(75)	(675)
Costs of start-up activities and others	(18,481)	(21,694)
Derivatives contracts	679	3,304
Reversal of proposed dividends	—	51,104
Donations received	(1,213)	(989)
Amortization of donations	247	130
Fistel fee	(33,531)	(34,399)
Free minutes given in connection with sales of handsets	(11,457)	(21,470)
Deferred tax effects of above adjustments	(12,959)	(8,889)

US GAAP shareholders’ equity	2,859,269	2,493,288

Changes in shareholders’ equity under U.S. GAAP

As of September 30, 2005
Shareholders’ equity under U.S. GAAP as of beginning of the year	2,493,288

Capital increase—corporate restructuring	133,370
Disposal of treasury shares	40
Net income	283,675
Payment of dividends	(51,104)

Shareholders’ equity under U.S. GAAP as of the end of the period	2,859,269

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

U.S. GAAP supplementary information

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of the operation income under Brazilian GAAP to operation income under U.S. GAAP

Brazilian GAAP operating income as reported	433,828	585,184
Reversal of financial (income) expense, net	(93,227)	(50,855)
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(1,621)	(2,554)
Amortization on capitalized interest	1,666	(128)
Amortization of concession—NBT	(2,406)	256
Depreciation of capital lease	(1,317)	(1,321)
Fistel fee	868	(25,605)
Purchase accounting:
Depreciation of fixed assets adjustment	(239)	(239)
Amortization of intangible asset	(2,612)	(1,854)
Pre-operating expenses	3,213	3,408
Amortization of donations	117	8
Gain on permanent assets disposals	388	137
Pension and other postretirement benefits	600	(546)
Free minutes given in connection with sales of handsets	10,013	(16,059)

U.S. GAAP operating income	349,271	489,832

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of net operating revenue and costs of services and goods sold under Brazilian GAAP to U.S. GAAP
Brazilian GAAP net operating revenue	1,702,211	1,601,543
Reclassification to cost of services and goods sold
Taxes on sales	497,085	438,233
Increase in revenue for roaming charges	89,729	35,435
U.S. GAAP adjustments:
Deferred revenues on handset sales, net of amortization	29,133	218,074
Free minutes given in connection with sales of handsets	10,013	(16,059)

U.S. GAAP net revenue	2,328,171	2,277,226

Brazilian GAAP cost of services and goods sold	(729,350)	(619,307)
Reclassification to cost of services and goods sold
Taxes on sales	(497,085)	(438,233)
Increase in revenue for roaming charges	(89,729)	(35,435)
Deferred cost on handset sales, including taxes on sales, net of amortization during the year	(29,133)	(218,074)
Reclassification from selling expense:
Rewards program expense	(3,230)	(966)
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(1,621)	(2,554)
Amortization on capitalized interest	1,666	(128)
Amortization of concession—NBT	(2,406)	256
Depreciation of capital lease	(1,317)	(1,321)
Fistel tax	868	(25,605)
Purchase accounting
Depreciation of fixed assets adjustment	(239)	(239)
Amortization of intangible assets	(2,612)	(1,854)
Amortization of donations	117	8
Pension and other post-retirement benefits	600	(546)

U.S. GAAP cost of services and goods	(1,353,471)	(1,343,998)

U.S. GAAP gross profit	974,700	933,228

	As of September 30, 2005	As of December 31, 2004
Additional information:
Total assets under U.S. GAAP	3,842,371	3,614,669
Property, plant and equipment	2,050,900	1,875,268
Accumulated depreciation	(1,078,169)	(969,087)
Net property, plant and equipment	972,731	906,181

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

22. Additional disclosures required by U.S. GAAP

a) Intangible assets subject to amortization

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	As of September 30, 2005		As of December 31, 2004
	Software	Concession	Software	Concession
Gross	252,297	129,171	209,592	129,171
Accumulated amortization	(113,955)	(36,182)	(83,602)	(30,542)

Net	138,342	92,989	125,990	98,629

Aggregate amortization expense for the above intangible assets amounted to R$35,993 and R$24,488 at September 30, 2005 and 2004, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
From October 1 to December 31, 2005	14,494
2006	57,976
2007	57,976
2008	32,325
2009	7,517
From January 1 to September 30, 2010	5,638

b) Concentration of risk

Credit risk with respect to trade accounts receivable from third parties is diversified. Although collateral is not required, the Company and its subsidiaries continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is three telephone bills past-due. Exceptions include telephone services that must be maintained for reasons of safety or national security.

In conducting their businesses, the Company and its subsidiaries are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that the Company believes could, if suddenly eliminated, severely impact the operations of the Company and its subsidiaries.

c) Capital leases

The following summarizes the amounts related to the assets and accumulated depreciation for U.S. GAAP purposes of the related assets under the Company’s capital lease obligations:

Property, Plant and Equipment:
Software	8,694
Less: accumulated amortization	(5,279)

3,415

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

There is no future minimum payment to be disclosed since all the lease obligations were settled up to September 30, 2005.

d) Commitments

Budgeted capital expenditure commitments for 2005 are approximately R$390.5 million of which R$216.9 million has been incurred in the nine-month periods ended September 30, 2005. Most of the 2005 capital expenditures are related to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

e) New accounting standards

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective December 31, 2005 for calendar year companies. The Company is currently evaluating FIN 47 to determine the impact on its consolidated financial statements.

In March 2004, the EITF, of the FASB reached a consensus on EITF 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period must be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 31, 2004. The Company is currently evaluating EITF 03-06 to determine the impact on its consolidated financial statements.

******************************

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Definitions:

Brazilian GAAP—Generally accepted accounting principles in Brazil

U.S. GAAP—Generally accepted accounting principles in the United States of America

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
Assets

Current assets:
Cash and cash equivalents		28,630	86,606
Trade accounts receivable, net	11	137,338	127,748
Deferred income taxes	10c	3,570	—
Recoverable taxes	12	38,894	42,266
Inventories		30,262	53,754
Derivative contracts	13d	—	443
Prepaid expenses		12,663	8,347
Advances to supplies		5,885	552
Other current assets		5,976	12,211

Total current assets		263,218	331,927

Noncurrent assets:
Deferred income taxes	10c	184,335	187,635
Recoverable taxes	12	25,682	23,814
Derivative contracts	13d	—	6,516
Prepaid expenses		1,369	1,789
Other assets		14,923	12,988

Total noncurrent assets		226,309	232,742

Permanent assets:
Property, plant and equipment, net		369,884	389,685
Deferred assets, net		340	625

Total permanent assets		370,224	390,310

Total assets		859,751	954,979

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONSENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
Liabilities, shareholder’s equity and funds for capitalization

Current liabilities:
Payroll and related accruals		6,814	6,305
Accounts payable and accrued expenses		109,194	172,195
Taxes payables		21,898	19,501
Dividends payable		443	478
Loans and financing	13a	146,725	52,319
Reserve for contingencies	15	10,154	8,017
Derivative contracts	13d	53,857	15,327
Other liabilities	14	23,808	11,092

Total current liabilities		372,893	285,234

Noncurrent liabilities:
Loans and financing	13a	116,621	261,769
Derivative contracts	13d	35,683	21,323
Pension and other post-retirement benefit plans		278	275
Reserve for contingencies	15	8,259	6,816
Other liabilities	14	5,950	5,001

Total noncurrent liabilities		166,791	295,184

Shareholders’ equity:
Share capital	17a	306,830	306,375
Treasury shares		—	(35)
Capital reserves	17c	126,419	126,909
Accumulated deficit		(113,219)	(58,725)

Total shareholders’ equity		320,030	374,524

Funds for capitalization		37	37

SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION		320,067	374,561

Total liabilities, shareholders’ equity and funds for capitalization		859,751	954,979

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais, except per shares data)

		Nine-month periods ended September 30,
	Note	2005		2004
Net operating revenue	4	418,696		351,591
Cost of services and goods sold	5	(233,434)		(204,519)

Gross profit		185,262		147,072
Operating (expenses) income:
Selling expense	6	(141,774)		(103,700)
General and administrative expense	7	(42,835)		(41,787)
Other operating expense, net	8	(4,676)		(4,163)

Operating loss before financial expense		(4,023)		(2,578)

Financial expense, net	9	(44,660)		(14,536)

Operating loss		(48,683)		(17,114)

Net non-operating income (expenses)		235		(466)

Loss before income and social contribution taxes		(48,448)		(17,580)

Income and social contribution taxes	10	(6,046)		(4,755)

Net loss		(54,494)		(22,335)

Shares outstanding at September 30 (in thousands)		9,644	(1)	480,618,317	(1)

Net loss per shares outstanding at the balance sheet date		(5.65	)(1)	(0.00005	)(1)

(1)	On March 28, 2005 the shareholders approved a reverse stock split in the proportion of 50,000 shares to 1 share of the same class. Had the reverse stock split occurred on September 30, 2004, shares outstanding and loss per share for the nine-month periods ended September 30, 2004 would have amounted to 9,612,366 and R$2.32, respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais)

	Capital stock	Treasure shares	Capital reserve	Accumulated deficit	Total
Balance as of December 31, 2004	306,375	(35)	126,909	(58,725)	374,524

Cancellation treasury shares	(35)	35	—	—	—
Capital increase	490	—	(490)	—	—
Net loss	—	—	—	(54,494)	(54,494)

Balances at September 30, 2005	306,830	—	126,419	(113,219)	320,030

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN FINANCIAL POSITION

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
SOURCES OF FUNDS:
From operations:
Net loss	(54,494)	(22,335)
Items not affecting working capital:
Depreciation and amortization	84,455	82,709
Shared system depreciation apportionment	(1,265)	(1,380)
Net book value of permanent asset disposals	(64)	763
Exchange variation on long term liabilities	(22,989)	(2,359)
Exchange and monetary variation on noncurrent assets	(943)	(834)
Loss on derivative long-term contracts	30,970	6,464
Taxes and contributions on long term	2,507	(6,871)
Reserve for contingencies	1,443	2,694
Pension and other post-retirement plans	57	67

Total	39,677	58,918

From third parties:
Transfer from noncurrent assets to current assets	18,852	23,358
Transfer from permanent assets to current assets	—	772
Increase in long-term liabilities	895	—
Increase in long-term loans and financing	—	21,806
Capital reserves–donations	—	3,418
Transfer of legal deposits from noncurrent assets to current assets	1,155	—

Total sources	60,579	108,272

USES OF FUNDS:
Transfers from long term loans, financing and derivatives to current liabilities	131,874	1,099
Increase in noncurrent assets	6,253	11,557
Increase in deferred taxes	9,423	—
Additions to permanent assets	63,039	63,321
Increase in prepaid expenses	1,629	—
Increase in legal deposits	3,100	12,023
Transfer from long term to current liabilities	—	2,333
Transfer from current to noncurrent assets	1,629	—

Total uses	216,947	90,333

INCREASE (DECREASE) IN WORKING CAPITAL	(156,368)	17,939

REPRESENTED BY:
Current assets	(68,709)	(10,429)
Beginning of period	331,927	219,231
End of period	263,218	208,802

Current liabilities	(87,659)	28,368
Beginning of period	285,234	269,392
End of period	372,893	241,024

Increase in working capital	(156,368)	17,939

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Nine-month periods ended September 30,
	2005	2004
OPERATING ACTIVITIES:
Net cash from operating activities	33,609	5,779

INVESTING ACTIVITIES:
Additions to property, plant and equipment	(63,039)	(59,903)
Proceeds from asset disposals	171	297

Net cash from investing activities	(62,868)	(59,606)

FINANCING ACTIVITIES:
Loans repaid	(40,721)	(66,602)
Net settlement on derivative contracts	(29,600)	(7,967)
New loans obtained	36,039	95,791
Cash received relating to reverse stock split	5,565	—

Net cash from financing activities	(28,717)	21,222

Decrease in cash and cash equivalents	(57,976)	(32,605)
Cash and cash equivalents:
At the beginning of year	86,606	59,427
At the end of year	28,630	26,822

Supplemental cash flow information

	Nine-month periods ended September 30,
	2005	2004
Income and social contribution tax paid	11,999	16,797
Interest paid	4,098	6,607

Noncash transaction:
Donations recorded as investments	—	3,418

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statement.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. Operations and background

Tele Leste Celular Participações S.A. (“Tele Leste” or the “Company”) is a publicly held company whose controlling shareholders, on September 30, 2005, are Sudestecel Participações S.A. (22.26% of the total capital stock), Brasilcel N.V. (3.36% of the total capital stock), Tagilo Participações Ltda. (2.4% of the total capital stock) and Avista Participações Ltda. (22.65% of the total capital stock). Sudestecel Participações S.A., Tagilo Participações Ltda. and Avista are wholly owned subsidiaries of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50.00% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

The Company owns 100% of Telebahia Celular S.A. and Telergipe Celular S.A., which provide, respectively, mobile telephone and other related services in the states of Bahia and Sergipe, including the exercise of activities necessary or useful to perform such services, in accordance with the authorizations granted to them.

The authorizations granted to Telebahia and Telergipe shall be in force up to June 29 and December 15, 2008, respectively, and may be renewed once for a 15- year term by means of the payment of rates of approximately 1% of the operators’ annual revenues.

Telecommunications services provided by the subsidiaries, including related services and tariffs, are regulated by the Federal regulatory authority, the National Telecommunications Agency (“ANATEL”), as authorized by Law No. 9,472, of July 16, 1997, and the related regulations, decrees, decisions and plans.

On July 29, 2005, the Company’s Board of Directors approved the merger of Telergipe Celular S.A., into parent company. The merger proposals were presented to ANATEL for approval on September 8, 2005. The purpose of these proposed mergers is to achieve financial and operational benefits through reductions in administrative costs.

2. Presentation of financial statements

The consolidated financial statements include the accounts of Tele Leste and its subsidiaries. Intercompany transactions and balances have been eliminated. The consolidated financial statements include as of September 30, 2005, balances and transactions of the subsidiaries Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular Participações S.A. (“Telergipe”).

In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine-month periods ended September 30, 2005 and 2004 are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended at September 30, 2005 are not necessarily indicative of the results of operations expected for the full year. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004, as appearing in the Company’s Annual Report on Form 20-F filed on April 15, 2005.

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company in Brazil, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

statements of loss, which have been made to conform the previously published financial statements to the presentation included herein. The financial statements as of September 30, 2004 and for the year ended December 31, 2004, have been reclassified, where applicable, for comparability.

3. Summary of principal accounting practices

The unaudited interim condensed consolidated financial statements are expressed in thousands of Brazilian reais (“R$”),except when mentioned, and have been prepared in accordance with accounting practices adopted in Brazil, which include the accounting practices derived from Brazilian corporate law, regulations applicable to public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (“CVM”), hereinafter referred to as “Brazilian GAAP”.

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of these interim financial statements are the same as those described in the consolidated financial statements as of and for the year ended December 31, 2004.

4. Net operating revenue

	Nine-month periods ended September 30,
	2005	2004
Monthly subscription charges	24,378	29,558
Usage charges	238,170	180,672
Additional charges per call	17,459	19,947
Interconnection	156,326	148,099
Data services	22,368	9,264
Other	13,680	13,309

Gross operating revenue from services	472,381	400,849

Value-added tax on services—ICMS	(82,398)	(65,240)
PIS and COFINS	(17,169)	(14,737)
Other taxes	(215)	(208)
Discounts granted	(15,656)	(10,051)

Net operating revenue from services	356,943	310,613

Handsets and accessories sold	145,930	103,278

Value-added tax on sales—ICMS	(9,980)	(12,313)
Employees’ profit participation program—PIS and social contribution on billing—COFINS	(7,312)	(6,574)
Discounts granted	(62,578)	(37,652)
Returns of goods	(4,307)	(5,761)

Net operating revenue from sales of handsets and accessories	61,753	40,978

Net operating revenue	418,696	351,591

There are no customers which contributed with more than 10% of gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for Telemar Norte Leste S.A. - TELEMAR, the fixed telephone operator which contributed with approximately 26% and 30% of gross operating revenue, respectively, mainly through network interconnection revenues.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

5. Cost of services and goods

	Nine-month periods ended September 30,
	2005	2004
Personnel	(4,094)	(2,984)
Outsourced services	(14,707)	(11,894)
Leased lines	(18,876)	(14,644)
Rent, insurance and other related expense	(10,376)	(8,965)
Interconnection	(11,501)	(12,525)
Taxes and contributions	(17,782)	(15,316)
Depreciation and amortization	(53,200)	(56,216)
Cost of products sold	(102,516)	(81,850)
Other	(382)	(125)

Total	(233,434)	(204,519)

6. Selling expenses

	Nine-month periods ended September 30,
	2005	2004
Personnel	(12,928)	(10,645)
Supplies	(2,352)	(2,761)
Outsourced services (1)	(83,005)	(58,684)
Rental, insurance and other related expenses	(2,026)	(2,020)
Taxes and contributions	(76)	(390)
Depreciation and amortization	(21,950)	(17,462)
Allowance for doubtful accounts receivable	(14,652)	(9,010)
Other	(4,785)	(2,728)

Total	(141,774)	(103,700)

(1)	Outsourced services include expenses with advertising in the amount of R$16,182 and R$12,054 in 2005 and 2004, respectively.

7. General and administrative expenses

	Nine-month periods ended September 30,
	2005	2004
Personnel	(8,628)	(10,024)
Supplies	(162)	(370)
Outsourced services	(21,736)	(19,676)
Rent, insurance and other related expenses	(2,422)	(1,331)
Taxes and contributions	(288)	(1,191)
Depreciation and amortization	(9,020)	(9,031)
Other	(579)	(164)

Total	(42,835)	(41,787)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

8. Other operating expense, net

	Nine-month periods ended September 30,
	2005	2004
Income:
Fines	3,186	1,775
Recovered expenses	877	395
Reversal of reserves	614	43
Shared infrastructure	1,284	1,056
Commercial incentives	3,313	1,824
Other	1,477	317

Total	10,751	5,410

Expenses:
Reserves for contingencies	(4,277)	(3,153)
FUST	(1,993)	(1,611)
FUNTTEL	(996)	(805)
ICMS on other expenses	(823)	(611)
PIS and COFINS on other income	(1,029)	(2,195)
Amortization of deferred charges	(285)	—
Other	(6,024)	(1,198)

Total	(15,427)	(9,573)

Other operating expenses, net	(4,676)	(4,163)

9. Financial expense, net

	Nine-month periods ended September 30,
	2005	2004
Financial income:
Interest income	5,799	4,142
Monetary/exchange variation on assets	54,701	25,663
PIS and COFINS on financial income	(53)	(2,084)

Total	60,447	27,721

Financial expenses:
Interest expense	(14,912)	(11,242)
Monetary/exchange variation on liabilities	(746)	(18,853)
Derivative contracts, net	(89,449)	(12,162)

Total	(105,107)	(42,257)

Financial expense, net	(44,660)	(14,536)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10. Income and social contribution taxes

The Company and its subsidiaries estimate monthly the amounts of income and social contribution taxes on an accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences. Income and social contribution taxes charged to income consist of the following:

a. Components of income taxes

	Nine-month periods ended September 30,
	2005	2004
Income tax	(10,739)	(2,620)
Social contribution tax	(3,722)	(949)
Deferred income tax	6,138	(872)
Deferred social contribution	2,277	(314)

Total	(6,046)	(4,755)

b. Reconciliation of effective tax rate

The following is a reconciliation of the reported income tax expense and the amounts computed by applying the combined statutory tax rate of 34% for the nine-month periods ended September 30, 2005 and 2004:

	Nine-month periods ended September 30,
	2005	2004
Loss before taxes	(48,448)	(17,580)
Tax benefit at the combined statutory rate	16,472	5,977
Permanent additions/exclusions:
Nondeductible expenses	(1,497)	(2,393)
Unrecorded tax loss carry-forwards	(21,307)	(8,356)
Other	286	17

Total tax expense	(6,046)	(4,755)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c. Composition of deferred income tax assets

Deferred income tax assets based on temporary differences are comprised of the following:

	As of September 30, 2005	As of December 31, 2004
Tax loss carryforwards	112,448	106,275
Tax credits from corporate restructuring	55,558	63,702
Reserve for contingencies	2,151	2,076
Allowance for doubtful accounts receivable	5,468	4,901
Provision for pension and other postretirement benefit plans	94	94
Accrual for rewards program	1,222	—
Allowance for inventory obsolescence	398	508
Accelerated book depreciation	7,314	6,443
Other	3,252	3,636

Total	187,905	187,635

Current	3,570	—
Noncurrent	184,335	187,635

Deferred taxes have been recorded if it is more likely than not that they will be realized as follows:

a) Tax loss carry-forwards will be offset up to a limit of 30% per year of future taxable income.

b) Tax credits from corporate restructuring: These tax credits represent the tax benefit recorded as a result of the corporate restructuring described in Note 17. The realization of these tax credits occurs in the same proportion as the amortization of goodwill, over a period of ten years.

c) Temporary differences: The realization of temporary difference will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence of inventories.

Management has been monitoring the evolution of these credits, and in this respect decided not to recognize deferred income and social contribution on tax losses and temporary differences of the subsidiary Telebahia as of September 30, 2005 totaling R$92,157 and R$93,175 (R$29,569 and R$30,587 at December 31, 2004), respectively.

11. Trade accounts receivable, net

	As of September 30, 2005	As of December 31, 2004
Unbilled services	25,256	19,393
Billed services	73,573	56,176
Interconnection	34,224	27,853
Products sold	20,336	37,122
Allowance for doubtful accounts receivable	(16,051)	(12,796)

Total	137,338	127,748

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

There are no customers who contribute with more than 10% of accounts receivable, net at September 30, 2005 and December 31, 2004, except for amounts receivable from Telemar Norte Leste S.A.—TELEMAR, which represent approximately 12.9% and 12.1% of trade accounts receivable, respectively, mainly through interconnection charges.

Changes in the allowance for doubtful accounts receivable were as follows:

	Nine-month periods ended September 30,
	2005	2004
Balance at beginning of year	12,796	14,434
Allowance for doubtful accounts receivable charged to selling expenses	14,652	9,010
Write-offs	(11,397)	(10,705)

Ending balance	16,051	12,739

12. Recoverable taxes

	As of September 30, 2005	As of December 31, 2004
Prepaid/recoverable income and social contributions taxes	20,752	24,746
Recoverable state value-added tax (ICMS)	28,804	25,290
Withholding income tax	2,133	2,693
Other	12,887	13,351

	64,576	66,080

Current	38,894	42,266
Noncurrent	25,682	23,814

13. Loans and financing

a. Composition of debt

Description	Currency	Annual interest	Final maturity	As of September 30, 2005	As of December 31, 2004
Principal:
Financial Institutions Resolution No. 2,770	US$	1.09%p.a to 5.5%p.a	from 10/04/2005 to 09/22/2006	129,078	171,724
European Investment Bank—BEI	US$	1.4%p.a + LIBOR	06/13/2008	116,621	139,303
Compror	US$	3.77%p.a to 5.5%p.a	09/25/2006	12,191	—
Suppliers:
NEC do Brasil S.A	US$	7.3%	11/29/2005	781	1,865
Accrued interest				4,675	1,196

Total				263,346	314,088

Current				146,725	52,319
Noncurrent				116,621	261,769

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Loans and financing are used for expansion and modernization of cellular telephone network, financing fixed assets and working capital.

b. Repayment schedule

The long-term portion as of September 30, 2005 matures as follows:

Year	2005
2008	116,621

Total	116,621

c. Restrictive covenants

The Company has a loan with the European Investment Bank - EIB, the balance of which as of September 30, 2005 was R$116,621 (R$139,303 as of December 31, 2004). According to this agreement, a number of financial covenants should be measured annually.

d. Derivatives contracts

As of September 30, 2005, the Company had foreign exchange rate derivative contracts with a total notional amounts of US$124,010 thousand (US$125,704 thousand at December 31, 2004) to protect its obligations against exchange fluctuations. Year to date, the subsidiaries had recorded a book loss of R$89,540 (loss of R$29,691 at December 31, 2004) on these derivative contracts.

e. Guarantees

Bank	Guarantees
NEC do Brasil S.A	Guarantee
Banco Europeu de Investimento–BEI
Telebahia Celular S.A.	Trade risk guaranteed by Banco Espírito Santo
Telergipe Celular S.A.	Trade risk guaranteed by Banco Espírito Santo

14. Other liabilities

	As of September 30, 2005	As of December 31, 2004
Advances from customers—prepaid calling cards	7,545	5,932
Accrual for customer rewards program (a)	2,731	2,344
Payable to related parties	1,725	2,603
Reverse stock split (b)	5,565	—
Other	12,192	5,214

Total	29,758	16,093

Current	23,808	11,092
Noncurrent	5,950	5,001

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

(a)	The subsidiaries have a rewards program, in which calls are transformed into points usable in future exchanges of handsets. The accumulated points, net of redemptions, are provisioned, based on historical redemption data, points generated and the average cost of a point.
(b)	Refers to a liability to shareholders for fractions of shares that were not issued on the date of the reverse stock split. This balance is payable upon demand.

15. Reserve for contingencies

The Company is party to a number of lawsuits, related to labor, tax and civil claims. Management, based on external legal counsel’s opinion, has recognized a provision for those claims for which an unfavorable outcome is considered probable.

Components of the reserves are as follows:

	As of September 30, 2005	As of December 31, 2004
Labor Claims	5,347	4,349
Civil Claims	4,553	2,311
Tax Claims	8,513	8,173

Total	18,413	14,833

Current	10,154	8,017
Noncurrent	8,259	6,816

The changes in the reserve for contingencies are as follows:

	Nine-month periods ended September 30,
	2005	2004
Beginning balance at January 1	14,833	11,527
Additional provision, net of reversals	3,663	3,110
Monetary variation	331	343
Payments	(414)	—

Ending balance at September 30	18,413	14,980

15.1. Tax litigation

15.1.1 Probable loss

No significant new tax claims with a “probable” loss classification were incurred in the nine-month period ended September 30, 2005. The evolution of the reserves for tax contingencies substantially corresponds to the monetary variation of the reserves during the period.

15.1.2 Possible loss

No significant new tax claims with a “possible” loss classification were incurred in the nine-month period ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last fiscal year.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

15.2. Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover probable losses on these cases.

In the cases in which the chance of loss is classified as possible, the aggregate amount involved is R$13,127 for civil claims and R$4,761 for labor claims.

16. Shareholders’ equity

a. Capital

At March 28, 2005 the shareholders approved a reverse stock split of the 480,618,117,605 book-entry shares, without par value comprising 167,232,225,653 common shares and 313,385,891,952 preferred shares representing capital, in the proportion of 50,000 (fifty thousand) shares to 1 (one) share of the same class, and the capital was represented by 9,612,362 book-entry shares, without par value of which 3,344,645 are common shares and 6,267,718 are preferred shares.

On the same date, the shareholders ratified the cancellation of the 51,355,078 book-entry shares, without par value, comprising 252,498 common shares and 51,102,580 preferred shares, held in treasury.

On July 28, 2005, the Company announced a capital increase of R$490 in favor of the controlling shareholders, corresponding to the tax benefit effectively realized during the 2004 fiscal year from the goodwill recorded by the Company’s controlling shareholders, but ensuring preemptive rights to others shareholders. The capital increased from R$306,340 to R$306,830, with the issue of 31,915 new common shares. The funds arising from the exercise of preemptive rights was credited to Sudestecel Participações S.A.

The Company’s capital is comprised of shares with no par value, as follows:

	As of September 30, 2005	As of December 31, 2004 (1)
Common shares	3,376,560	167,232,478,151
Preferred shares	6,267,718	313,436,994,532

Total	9,644,278	480,669,472,683

Treasury shares	—	(51,355,078)

Total outstanding shares	9,644,278	480,618,117,605

(1)	Had the reverse stock split described above occurred on December 31, 2004 shares outstanding would be 3,344,650 and 6,268,740 of common and preferred shares, respectively, and 1,027 treasury shares.

b. Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in Articles 3 and 7 of the Company’s bylaws. The preferred shares have priority to receive dividends 10% higher than those attributed to common shares or non-cumulative minimum annual preferred dividends of 6% of their nominal capital value social capital attributed to those shares, whichever is greater. In the case of the payment of minimum annual

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

preferred dividends of 6% of capital per annum referring to the preferred shares, if there is sufficient balance available after distribution to the holders of preferred shares, the bearers of the common shares will receive the same amount in dividends per share as the preferred shares.

At the Ordinary General Meeting on March 28, 2005, the preferred shares were entitled to full voting rights, in accordance with Article 111, paragraph 1, of Law No. 6,474/76, due to the fact that minimum dividends on preferred shareholders were not paid for three consecutive years.

c. Special goodwill reserve

This reserve was formed as a result of the Company’s corporate restructuring, and will be capitalized in favor of the controlling shareholder at the time of effective realization of the related tax benefit.

17. Corporate restructuring

On November 29, 2000, the Company completed a corporate restructuring to transfer a tax benefit to the Company related to the goodwill paid by the Company’s controlling shareholders in the privatization process. The goodwill and related tax benefit on the date of transfer amounted to R$376,316 and R$124,344, respectively. The tax benefit was recorded as deferred tax with a corresponding entry to a special goodwill reserve in shareholders’ equity. This tax benefit is being realized in proportion to the amortization of the goodwill over a period of ten years. The special goodwill reserve is transferred to capital with a corresponding issuance of shares to the Company’s controlling shareholders as related tax benefit is realized. In connection with the issuance of these shares, the Company’s other shareholders are entitled to preemptive rights. Proceeds received in connection with the exercise of preemptive rights are payable to the Company’s controlling shareholders. This tax benefit, as of September 30, 2005 and December 31, 2004, amounted to R$55,558 and R$63,702, respectively.

18. Transactions with related parties

The principal transactions with unconsolidated related parties are:

a) Use of network and long-distance (roaming) and local cellular communication: these transactions involve companies owned by the same controlling group, Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A.—Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Some of these transactions are based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b) Corporate management advisory: payable by the subsidiaries to Telefónica Móviles S.A. calculated based on the percentage applied to net income from the services, re-stated according to currency variation.

c) Corporate costs: passed on to the subsidiaries under the same controlling group at the cost effectively incurred of the services.

d) Call-center services: provided by Atento Brasil S.A. for the users of the subsidiaries’ telecommunications service, contracted for 12 months, renewable for an equal period.

e) Systems maintenance: maintenance of the profitability analysis module of the system (MARE) by Telefónica Móbile Solution, contracted for 12 months, renewable for the same period.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

A summary of balances and transactions with unconsolidated related parties is as follows:

	As of September 30, 2005	As of December 31, 2004
Assets:
Accounts receivables	3,918	5,068
Intercompany credits	1,876	2,197
Liabilities:
Technical assistance	12,877	15,584
Suppliers and Consignations	6,033	6,336
Intercompany liabilities	1,725	2,603

	Nine-month periods ended September 30,
Statements of loss	2005	2004
Revenue from telecommunication services	13,837	34,083
Cost of sales and services	—	(49)
Sales expenses	(18,565)	(13,869)
General and administrative Expenses	(2,822)	(4,437)

19. Financial instruments and risk management

a. Risk considerations

The major market risks to which the Company is exposed in conducting business are:

Credit Risk resulting from any difficulty in collecting telecommunications services provided to customers and revenues from sale of handsets by the Company’s distribution network, as well risks relating to swap transactions.

Interest Rate Risk resulting from debt and derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR and CDI).

Exchange Rate Risk related to debt and derivative instruments contracted in foreign currencies which expose the Company to potential losses from adverse exchange rate fluctuations.

The Company and its subsidiaries actively manage their operations to mitigate these risks by means of comprehensive operating procedures, policies and initiatives.

Credit risk

The credit risk from providing telecommunications services is reduced by a strict control of the customer base and active management of default by means of clear policies related to selling postpaid cell phones. As of September 30, 2005, Tele Leste and its subsidiaries had 77.8% (77.8% as of December 31, 2004) of its customer base under the prepaid system, which requires prepaid loading and therefore does not represent any credit risk.

Credit risk from the sale of handsets is managed by following conservative credit policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing a potential customer’s balance sheet, and using credit protection agencies’ databases.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Company and its subsidiaries are also exposed to credit risk relating to their financial investments and receivables from swap transactions. The Company and its subsidiaries attempt to diversify such exposure by using reputable financial institutions.

Interest rate risk

The Company is exposed to fluctuations of local interest rates, due to exchange derivative transactions contracted in Brazilian reais at costs associated with the CDI rate. However, financial investments that are also indexed to the CDI, partially reduce this risk.

As of September 30, 2005, the loans contracted in foreign currency at variable foreign interest rates (LIBOR) represented a principal of US$52,480 thousand. In these operations, the Company has protection through derivatives (interest rate swaps), which neutralize the risk associated with the variations in the foreign interest rates (LIBOR).

Exchange rate risk

Telebahia and Telergipe have contracted financial operations with derivatives to protect against exchange variations resulting from foreign currency loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of the Company to foreign currency exchange rate risk as of September 30, 2005:

In thousands of US$

Loans and financing	(118,507)
Trade payables—technical assistance	(5,885)
Derivative contracts	124,010

Total	(382)

b. Derivative contracts

The Company records the gains and losses with derivative contracts as net financial expenses or income.

Book and estimated market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain (loss)
Other liabilities	(13,078)	(13,078)	—
Loans and financing	(263,346)	(267,016)	(3,670)
Derivative instruments	(89,540)	(80,958)	8,582

Total	(365,964)	(361,052)	4,912

c. Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, utilizing available market information. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in the current market. The use of different market assumptions may have a material effect on estimates.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Summary of the differences between Brazilian and U.S. GAAP

The Company’s accounting policies that comply with Brazilian GAAP and that differ significantly from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

a. Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment; instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under U.S. GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives.

Also, until December 31, 1998, under Brazilian GAAP as applied by the Company, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans was credited to interest expense based on actual interest costs, with the balance relating to the Companies’ own capital being credited to capital reserves. For the three-year period ended December 31, 2004, the Company did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather the actual effective interest related to construction-in-progress was used to determine capitalized interest.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and any foreign exchange gains and losses on foreign currency borrowings. The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Nine-month periods ended September 30,
	2005	2004
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest capitalized during the period	670	1,321
Capitalized interest on disposals	(4,363)	(443)

	(3,693)	878
Less Brazilian GAAP capitalized interest:
Interest capitalized during the period	(349)	(966)
Capitalized interest on disposals	4,333	448

	3,984	(518)

U.S. GAAP difference	291	360

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	4,232	2,898
Capitalized interest on disposals	(4,335)	(418)

	(103)	2,480
Less amortization under U.S. GAAP	(5,063)	(2,873)
Capitalized interest on disposals	4,365	413

	(698)	(2,460)

U.S. GAAP difference	(801)	20

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b. Proposed dividends

Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared.

The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year they are proposed for U.S. GAAP purposes.

c. Pension and other post retirement benefits

The Subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administrated by Sistel and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, multiemployer plans are accounted for similar to defined contribution plans and consequently, the Company is required to disclose its annual contributions and funded status of those plans. The Subsidiaries also sponsor a single-employer defined benefit pension plan (PBS-Tele Leste). The provisions of SFAS No. 87, “Employees Accounting for Pensions,” for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while U.S. GAAP requires only the disclosure of funded status of those plans.

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or the remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to amortize such initial transition obligation as of December 31, 2001, directly to shareholders’ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

•	Under Brazilian GAAP actuarial gains and losses are recorded in income when incurred up to the amount of pension liability recorded. Under U.S. GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

The effects of these different criteria for recognition of pension and other postretirement liabilities on accrued pension (postretirement) liabilities as of September 30, 2005 and December 31 2004, are presented below:

	As of September 30, 2005			As of December 31, 2004
Description	U.S. GAAP	Brazilian GAAP	Accumulated Difference	U.S. GAAP	Brazilian GAAP	Accumulated Difference
Active employees defined pension—PBS Tele Leste	413	—	413	462	142	320
Multiemployer health care plan—PAMA	—	278	(278)	—	133	(133)
Accrued pension (post-retirement) liability	413	278	135	462	275	187

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

d. Financial expense, net

Brazilian GAAP requires interest to be shown as part of operating income. Under U.S. GAAP interest income (expense) would be shown after operating income.

e. Permanent assets

Brazilian GAAP has a class of assets called “permanent assets”. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and fiscal law accounts of Brazilian companies. Under U.S. GAAP the assets in this classification would be noncurrent assets.

f. Monetary restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized as an adjustment to income in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component operating income.

g. Taxes on income

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No.109, “Accounting for Income Taxes”, except with respect to social contribution rate adopted, as explained below:

•	Under Brazilian GAAP, at December 31, 1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. Therefore, for 2001 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For September 2005 and 2004, no difference related to the social contribution tax rate was considered as the provisional measure was approved in Law 10,637, as of December 30, 2002.

•	Under Brazilian GAAP, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

h. Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated based on the number of shares outstanding at the balance sheet date.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “‘two-class” method. The “‘two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Basic earnings per common share is computed by reducing net income by distributed and undistributed net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital or 10% higher than those attributed to common shares, whichever is higher, as defined in the Company’s by-laws) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis. The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares—diluted presented below. The number of shares issuable was computed considering the balance of the special premiums reserve (R$ 126,419 in September 30,2005 and R$ 123,365 in September 30,2004) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) during the last 20 trading days of each year. Since the Company had net losses for the months ended September 30, 2005 and 2004, the Company did not pay any dividends for these months. Additionally, the contingently issued shares described above were not considered in the calculation of loss per share for the months ended September 30, 2005 and 2004 because the effect of the contingently issuable shares would have been anti-dilutive.

For the periods presented below, the weighted average number of shares outstanding consider the effect of the reverse stock split described in Note 16. The computation of basic and diluted earnings per share is as follows:

	Nine-month periods ended September 30,
	2005		2004
	Common	Preferred	Common	Preferred
Basic numerator:
Allocated net loss to common and preferred shareholders	(20,856)	(38,995)	(11,475)	(21,529)
Basic denominator:
Weighted average shares outstanding	3,352,125	6,267,392	3,340,801	6,267,722
Basic earnings per share	(6.22)	(6.22)	(3.43)	(3.43)
Diluted numerator:
Allocated net loss to common and preferred shareholders	(20,856)	(38,995)	(11,475)	(21,529)
Diluted denominator:
Weight average shares outstanding	3,352,125	6,267,392	3,340,801	6,267,722
Diluted earnings per share	(6.22)	(6.22)	(3.43)	(3.43)

The Company’s preferred shares are non-voting, except under certain limited circumstances, and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company.

i. Deferred revenue on sales of handsets

Under Brazilian GAAP, revenues and costs from sales of handsets, including applicable value-added and other sales taxes, are recognized at the moment of sale to the customer. Under U.S. GAAP, in accordance with Staff Accounting Bulletin No. 104 (SAB 104), revenues from sales of handsets along with the related costs, including applicable value-added and other sales taxes, are deferred and amortized based on the expected useful life of the handset, estimated by management to be 18 months. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net loss or shareholders’

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

equity. The amount of unamortized deferred revenue and the related amounts of unamortized deferred costs was R$58,637 at September, 30 2005 and R$32,427 at December 31, 2004. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods by R$26,210 for the nine-month period ended September, 30 2005 and to decrease those items by R$27,735 for the nine-month period ended September, 30 2004.

(i) Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and the related cost of services and goods. This difference in accounting has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and costs of services and goods by R$116,859 and R$98,864 for September, 30 2005 and 2004, respectively, for U.S. GAAP as compared to amounts reported under Brazilian GAAP.

(ii) Roaming

The company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays Tele Leste’s subsidiaries for the service at the applicable rates. Conversely, when one of the subsidiaries’ customers roams outside the coverage area, the subsidiaries pay the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to is subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. This difference in accounting practices has no impact on net shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$14,949 for September,30 2005 and R$10,329 for September30, 2004.

(iii) Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the Company does not separately account for free minutes given in connection with sales of handsets.

j. Fistel tax

Beginning in 1999, under Brazilian GAAP, the Fistel (Telecommunications Inspection Fund) tax, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at September, 30, 2005, and 2004 are being adjusted in the reconciliation of the income differences between U.S. GAAP and Brazilian GAAP.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

k. Computer software developed for internal use

Under Brazilian GAAP, the costs incurred during the computer software preliminary project stage are capitalized and amortized on a straight-line basis over a period of five to ten years. Under U.S. GAAP, the costs incurred with computer software preliminary project stage must meet specific characteristics to be capitalized. The effect of these different criteria for capitalizing computer software is adjusted in the reconciliation of the income differences between U.S. GAAP and Brazilian GAAP.

l. Derivative instruments

The subsidiaries have entered into foreign currency derivative contracts for long-term agreements at various exchange rates, in the amount of US$124,010 thousand at September, 30 2005 (US$125,704 thousand at December 31, 2004). Under Brazilian GAAP, foreign currency derivative contracts are recorded at their settlement amount based on the terms of the contract at the balance sheet date.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133 must be applied to all derivative contracts and certain derivative contracts embedded in hybrid instruments and requires that such instruments be recorded on the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 on January 1, 2000, did not have a material effect on the Company’s financial statements.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

Prior to 2004, none of the Company’s derivative contracts were designated as hedge accounting under the definitions of SFAS No. 133. As such, all changes in the fair value of derivatives are considered ineffective Such ineffectiveness for U.S. GAAP purposes was recorded in the statement of operations as part of financial expense, net for the years ended December 31, 2003 and 2002.

Beginning in May 2004, the Company began to designate a portion of new cross currency swap contracts that relate to transactions in which a fixed-rate, foreign currency-denominated loan is converted into a variable-rate, functional currency-denominated loan as fair value hedges. At September 30, 2005, the Company had R$141.3 million (US$63.6 million) and R$171.7 (U$64.7) as of December, 31 2004 of notional value cross currency swap contracts with a fair value of R$144.1 million as of September 30, 2005 (R$173.1 million as of December 31, 2004) designated as fair value hedges of a portion of the Company’s foreign currency denominated debt. The Company is hedging the related foreign currency (US dollar) and interest rate risk associated with such indebtedness. These derivatives qualified for hedge accounting as the terms of the swap contracts are equal to the terms of the underlying debt. The Company calculates the effectiveness of these hedging relationships both at inception and on ongoing basis (i.e. at least quarterly), and ineffectiveness, if any, is recorded in the statement of operations for U.S. GAAP. The hedged debt is also adjusted to fair value under the fair value hedge rules of SFAS 133. At September 30, 2005 and 2004 the fair values of the

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Company’s debt subject to these accounting hedges are higher than their respective book values by R$0,08 million, representing the related mark-to-market adjustment, which was recorded in the statement of operations as part of financial expense, net for the nine-months ended September 30, 2005 and December 30,2004. The U.S. GAAP adjustment reflects the difference between the recorded value of these hedges and the related debt under Brazilian GAAP and their fair values under U.S. GAAP.

The Company’s remaining derivative contracts for the periods presented have not been accounted for using hedge accounting. Consequently, these derivative contracts are recorded at fair value at September 30, 2005 and December 31, 2004.

m. Purchase accounting

On November 29, 2000, the Tele Leste acquired the minority interests in its Subsidiaries in a transaction involving the exchange of shares. Under Brazilian GAAP, this transaction was recorded at the book value of the minority interests acquired. Under U.S. GAAP, the acquisition of minority interests was recorded using the purchase method of accounting pursuant to APB 16, “Business Combinations,” and the related interpretations. Under U.S. GAAP, the purchase price was determined based on the market price of the Holding Company’s shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced publicly. The excess purchase price over the book value of the minority interests acquired was recorded based on management’s estimate of the fair values of the underlying assets and liabilities as follows:

Fixed assets	7,215

Subscriber base intangible asset	2,382
Concession	33,657
Deferred income tax effects	(14,274)

Excess purchase price under U.S. GAAP	28,980

The subscriber base intangible asset was completely amortized in November, 2004 over the estimated contractual relationship with subscribers, representing a period of 48 months.

The concession in being amortized based on the remaining concession period of the operating companies (until June 2008 for Telebahia Celular S.A. and December 2008 for Telergipe Celular S.A.).

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of the income differences between U.S. GAAP and Brazilian GAAP
Brazilian GAAP net loss for the period	(54,494)	(22,335)
Add (deduct):
Different accounting criteria for:
Amortization of monetary restatement of 1996 and 1997	(857)	(2,982)
Loss on disposal of assets monetarily restated in 1996 and 1997	36	(40)
Capitalized interest	291	360
Amortization of capitalized interest	(801)	20
Depreciation of donations	511	134
Purchase accounting:
Depreciation of fair value fixed assets adjustment	(758)	(1,189)
Amortization of intangible assets	(3,330)	(3,780)
Pension and other postretirement benefits	52	119
Deferred Fistel tax on activation fees	884	57
Computer software developed for internal use	—	615
Derivative instruments	(4,056)	(5,843)
Free minutes given in connection with sales of handsets	(88)	(3,636)
Deferred income tax effects of above adjustments	2,759	5,496

U.S. GAAP net loss for the period	(59,851)	(33,004)

	Nine-month periods ended September 30,
	2005	2004
Net income (loss) per shares in accordance with U.S. GAAP
Loss per share—Common shares (basic and diluted)	(6.22)	(3.43)
Weighted average common shares—basic and diluted	3,352,125	3,340,801

(Loss) per share—Preferred shares (basic and diluted)	(6.22)	(3.43)
Weighted average preferred shares basic and diluted	6,627,392	6,267,722

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	As of September 30, 2005	As of December 31, 2004
Reconciliation of the shareholders’ equity differences between U.S. GAAP and Brazilian GAAP
Brazilian GAAP shareholders’ equity	320,030	374,524
Add (deduct):
Different accounting criteria for:
Monetary restatement of 1996 and 1997	47,348	47,312
Amortization of monetary restatement of 1996 and 1997	(44,842)	(43,985)
Capitalized interest	540	249
Depreciation of capitalized interest	970	1,771
Donations for investments	(5,323)	(5,323)
Amortization of donations	845	334
Purchase accounting:
Fixed assets adjustment	7,215	7,215
Depreciation of fixed assets adjustment	(7,215)	(6,457)
Intangible assets—concession	33,657	33,657
Intangible assets—subscriber base	—	2,382
Amortization on intangible assets—concession	(21,460)	(18,130)
Amortization on intangible assets—subscriber base	—	(2,382)
Pension and other postretirement benefits	(135)	(187)
Deferred Fistel tax on activation fees	(4,692)	(5,576)
Free minutes given in connection with sales of handsets	(4,598)	(4,510)
Derivatives instruments	9,175	13,231
Deferred tax effects of above adjustments	(5,715)	(8,474)

U.S. GAAP shareholders’ equity	325,800	385,651

As of September 30, 2005
Changes in shareholders’ equity in accordance with U.S. GAAP
Shareholders’ equity under U.S. GAAP as of beginning of the year	385,651
Net (loss) for the year	(59,851)
Shareholders’ equity under U.S. GAAP as of September 30, 2005	325,800

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

U.S. GAAP supplementary information

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of operating income (loss) under Brazilian GAAP To operating income (loss) under U.S. GAAP

Brazilian operating (loss)	(48,683)	(17,114)
Reversal of financial expense, net	44,660	14,536
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(857)	(2,982)
Loss on disposal of assets monetarily restated in 1996 and 1997	36	(40)
Amortization of capitalized interest	(801)	20
Purchase accounting:
Depreciation of fixed assets adjustment	(758)	(1,189)
Amortization of intangible assets	(3,330)	(3,780)
Deferred Fistel tax on activation fee	884	57
Computer software developed for internal use	—	615
Free minutes given in connection with sales of handsets	(88)	(3,636)
Pension and other postretirement benefits	52	119
Gain (loss) on permanent assets disposals	235	(468)
Depreciation of donations	511	134

U.S. GAAP operating (loss)	(8,139)	(13,728)

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of net revenues and costs under Brazilian GAAP to net revenues and costs under U.S. GAAP

Brazilian GAAP net revenues	418,696	351,591
Reclassification to cost of services and goods sold:
Taxes on sales	116,859	98,864
Increase in roaming revenue	14,949	10,329
U.S. GAAP adjustments:
Deferred revenues on handset sales, net of amortization	26,210	(27,735)
Free minutes given in connection with sales of handsets	(88)	(3,636)

U.S. GAAP net revenues	576,626	429,413

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Nine-month periods ended September 30,
	2005	2004
Brazilian GAAP cost of services and goods	(233,434)	(204,519)
Reclassification from net revenues:
Taxes on sales	(116,859)	(98,864)
Increase in roaming cost	(14,949)	(10,329)
Reclassification from selling expense:
Rewards program expense	(805)	(98)
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(857)	(2,982)
Loss on disposal of assets monetarily restated in 1996 and 1997	36	(40)
Amortization of capitalized interest	(801)	20
Purchase accounting:
Depreciation of fixed assets adjustment	(758)	(1,189)
Amortization of concession	(3,330)	(3,780)
Deferred Fistel tax on activation fee	884	57
Pension and other postretirement benefits	52	119
Deferred costs on handset sales, including taxes on sales, net of amortizations during the year	(26,210)	27,735

U.S. GAAP cost of services	(397,031)	(293,870)

U.S. GAAP gross profit	179,595	(135,543)

	As of September 30, 2005	As of December 31, 2004
Total assets under U.S. GAAP	875,888	979,741
Property, plant and equipment	1,030,232	1,094,490
Accumulated depreciation	(648,614)	(687,537)
Net property, plant and equipment	381,618	406,953

21. Additional disclosures required by U.S. GAAP

a. Intangible assets subject to amortization

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	As of September 30, 2005			As of December 31, 2004
	Software	Concession	Subscriber base	Software	Concession	Subscriber base
Gross	86,844	33,657	2,382	67,120	33,657	2,382
Accumulated amortization	(51,236)	(21,460)	(2,382)	(41,957)	(18,130)	(2,382)

Net	35,608	12,197	—	25,163	15,527	—

Aggregate amortization expense for the above intangible assets amounted to R$12,609 and R$14,711 for the nine-month ended September 30, 2005 and 2004, respectively.

The estimated aggregate amortization expense for three months 2005 and the next five years is as follows:

Amount
From October 1 to December 31, 2005	5,452
2006	21,809
2007	18,337
2008	2,207
2009	—

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b. Concentration of risks

The credit risk with respect to trade accounts receivable is diversified. The Company and its subsidiaries continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to originate calls if any invoice is 15 days or more past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

In conducting its businesses, Telebahia Celular S.A. and Telergipe Celular S.A. are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the operations of the Company and its subsidiaries.

c. Commitments

Budgeted capital expenditure commitments for 2005 are approximately R$90.9 million of which R$63.0 million has been incurred in the nine-month periods ended September 30, 2005. Most of the 2005 capital expenditures are related to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

d. New accounting pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective December 31, 2005 for calendar year companies. The Company is currently evaluating FIN 47 to determine the impact on its consolidated financial statements.

In March 2004, the EITF of the FASB reached a consensus on EITF 03-06, (“Participating Securities and the Two-Class Method under FASB Statement No. 128”), that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period must be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 31, 2004. The Company is currently evaluating EITF 03-06 to determine the impact on its consolidated financial statements.

***********************************

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Definitions:

Brazilian GAAP—Generally accepted accounting principles in Brazil

U.S. GAAP—Generally accepted accounting principles in the United States of America

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
Assets

Current assets:
Cash and cash equivalents		349,754	353,906
Short-term investments pledged as collateral	11	23,172	—
Trade accounts receivable, net	12	436,600	407,748
Deferred income taxes	10c	76,446	73,559
Recoverable taxes	13	252,899	254,394
Inventories		81,026	131,578
Advances to suppliers		4,407	7,997
Derivative contracts	14b	—	1,477
Prepaid expenses		51,520	37,298
Other current assets		66,701	79,919

Total current assets		1,342,525	1,347,876

Noncurrent assets:
Tax incentives investments		1,479	1,479
Deferred income taxes	10c	165,663	186,430
Recoverable taxes	13	85,589	75,722
Prepaid expenses		16,881	15,416
Other noncurrent assets		7,634	7,582

Total noncurrent assets		277,246	286,629

Permanent assets:
Investments		499	499
Property, plant and equipment, net		1,164,373	1,263,569
Deferred assets, net		2,097	513

Total permanent assets		1,166,969	1,264,581

Total assets		2,786,740	2,899,086

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
Liabilities, shareholders’ equity and funds for capitalization

Current liabilities:
Payroll and related accruals		31,421	28,197
Trade accounts payable		372,784	564,917
Taxes payable		73,212	67,722
Dividends payable		37,194	37,708
Loans and financing	14a	15,645	50,250
Reserve for contingencies	16	72,296	61,055
Derivative contracts	14b	10,677	14,512
Other current liabilities	15	75,725	56,858

Total current liabilities		688,954	881,219

Noncurrent liabilities:
Pension and other post-retirement benefit plans		778	364
Reserve for contingencies	16	24,108	22,565
Other noncurrent liabilities	15	24,074	24,074

Total noncurrent liabilities		48,960	47,003

Shareholders’ equity:
Capital stock	17a	927,945	891,460
Capital reserves	17c	170,449	206,934
Income reserves		235,207	235,207
Retained earnings		715,094	637,132

Total shareholders’ equity		2,048,695	1,970,733

Funds for capitalization		131	131

Shareholders’ equity and funds for capitalization		2,048,826	1,970,864

Total liabilities, shareholders’ equity and funds for capitalization		2,786,740	2,899,086

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais, except per share data)

		Nine-month periods ended September, 30
	Note	2005	2004
Net operating revenue	4	1,505,273	1,408,130
Cost of services and goods sold	5	(777,345)	(761,808)

Gross profit		727,928	646,322

Operating expenses:
Selling expenses	6	(462,226)	(359,987)
General and administrative expenses	7	(148,381)	(150,109)
Other operating expenses, net	8	(6,314)	(6,038)

Operating income before financial expense		111,007	130,188

Financial income, net	9	14,636	7,004

Operating income		125,643	137,192
Net non-operating income (expenses)		770	(103)

Income before income and social contribution taxes		126,413	137,089
Income and social contribution taxes	10	(48,451)	(52,498)

Net income		77,962	84,591

Outstanding shares at September 30 (in thousands)		91,831 (1)	449,009,994 (1)

Earnings per shares		0.85 (1)	0.00019 (1)

(1)	On April 1, 2005, the shareholders approved a reverse stock split in the proportion of 5,000 shares to 1 share of the same class. Had the reserve stock split occurred on September 30, 2004, shares outstanding and earnings per shares for the nine-month period ended September 30, 2004 would have amounted to 89,801,999 and R$0.94, respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A .

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais)

		Capital reserves		Income reserves
	Capital Stock	Tax incentives	Special goodwill reserve	Legal reserve	Reserve for expansion and modernization	Treasury stock	Retained earnings	Total
Balance at December 31, 2004	891,460	3,589	203,345	54,910	180,297	—	637,132	1,970,733
Capital increase with reserves	36,485	—	(36,485)	—	—	—	—	—
Net income	—	—	—	—	—	—	77,962	77,962

Balance at September 30, 2005	927,945	3,589	166,860	54,910	180,297	—	715,094	2,048,695

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A .

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN FINANCIAL POSITION

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
SOURCES OF FUNDS:
From operations:
Net income	77,962	84,591
Items not affecting working capital:
Depreciation and amortization	264,707	296,706
Shared system depreciation apportionment	4,079	4,446
Interest and exchange variations on noncurrent items	—	2,085
Reserve for contingencies	5,228	(2,898)
Net book value of permanent asset disposals	728	379
Reserve for pension and other post-retirement benefit plans	414	95
Gains on derivative long-term contracts	—	(448)
Deferred income taxes on long term	14,365	30,805

Total	367,483	415,761

From third parties:
Transfer from noncurrent assets to current assets	62,202	138,698

Total sources	429,685	554,459

USES OF FUNDS:
Additions to property, plant and equipment	169,997	126,414
Addition to deferred assets	1,906	212
Transfer from long-term to current liabilities	3,684	35,152
Increase in deferred taxes	38,360	66,988
Increase in noncurrent assets	18,712	22,769
Increase in prepaid expenses	10,061	1,502
Increase in other assets	51	418
Transfer from current to noncurrent assets	—	4,671

Total uses	242,771	258,126

INCREASE IN WORKING CAPITAL	186,914	296,333

REPRESENTED BY:
Current assets	(5,351)	195,589
Beginning of period	1,347,876	1,144,703
End of period	1,342,525	1,340,292

Current liabilities	192,265	100,744
Beginning of period	881,219	843,839
End of period	688,954	743,095

INCREASE IN WORKING CAPITAL	186,914	296,333

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
Operating activities:

Net cash from operating activities	214,402	277,732

Investing activities:
Additions to property, plant and equipment	(169,997)	(126,414)
Additions to deferred charges	(1,906)	(212)
Short-term investments pledged as collateral	(23,172)	—
Proceeds from asset disposals	1,491	312

Net cash from investing activities	(193,584)	(126,314)

Financing activities:
Loans repaid	(28,025)	(144,306)
Net settlement on derivatives contracts	(33,498)	(18,604)
Dividends and interest on shareholders’ equity paid	(514)	(330)
Cash received relating to reverse stock split	37,067	—

Net cash from financing activities	(24,970)	(163,240)

(Decrease) in cash and cash equivalents	(4,152)	(11,822)
Cash and cash equivalents:
At beginning of the period	353,906	382,473

At end of the period	349,754	370,651

Supplemental cash flow information

	Nine-month periods ended September 30,
	2005	2004
Income and social contribution tax paid	18,420	6,481
Interest paid	3,579	18,830

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. Operations and background

Tele Sudeste Celular Participações S.A. (“Tele Sudeste” or the “Company”) is a publicly-held company whose controlling shareholders, on September 30, 2005, are Brasilcel N.V. (50.47% of total capital stock), Sudestecel Participações S.A. (25.54% of total capital stock), Tagilo Participações Ltda. (10.90% of total capital stock) and Avista Participações Ltda. (4.11% of total capital stock). Sudestecel, Tagilo and Avista are wholly-owned subsidiaries of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50.00% of total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of total capital stock).

Tele Sudeste has a full controlling interest in the operators Telerj Celular S.A. (“Telerj”) and Telest Celular S.A. (“Telest”), which provide mobile telephone services in the states of Rio de Janeiro and Espírito Santo, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to Telerj and Telest are valid until November 30, 2005 and November 30, 2008, respectively, and are renewable once for a 15-year period, by means of the payment of charges equivalent to approximately 1% of the operators’ annual revenues.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and complementary regulations, decrees, rulings and plans.

On July 29, 2005, the Company’s Board of Directors approved the corporate restructuring of Telest Celular S.A. by a merger with Telerj Celular S.A. The proposed restructuring was submitted to ANATEL on September 6, 2005.

The objective of this proposed operation was to obtain financial and operational benefits, including reduced administrative and publishing costs, as well as rationalization of book keeping costs.

2. Presentation of financial statements

The consolidated financial statements include the accounts of Tele Sudeste and its subsidiaries. Intercompany transactions and balances have been eliminated. The consolidated financial statements include as of September 30, 2005, balances and transactions of the subsidiaries Telerj Celular S.A. (“Telerj”) and Telest Celular S.A. (“Telest”).

In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine-month periods ended September 30, 2005 and 2004 are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended at September 30, 2005 are not necessarily indicative of the results of operations expected for the full year. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004, as appearing in the Company’s Annual Report on Form 20-F filed on April 15, 2005.

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company in Brazil, from which the financial information was extracted, except for

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of loss, which have been made to conform the previously published financial statements to the presentation included herein. The financial statements as of September 30, 2004 and for the year ended December 31, 2004 have been reclassified, where applicable, for comparability.

3. Summary of principal accounting practices

The unaudited interim condensed consolidated financial statements are expressed in thousands of Brazilian reais (“R$”), except when mentioned, and have been prepared in accordance with accounting practices adopted in Brazil, which include the accounting practices derived from Brazilian corporate law, regulations applicable to public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (“CVM”), hereinafter referred to as “Brazilian GAAP”.

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of these interim financial statements are the same as those described in the consolidated financial statements as of and for the year ended December 31, 2004.

4. Net operating revenue

	Nine-month periods ended September 30,
	2005	2004
Monthly subscription charges	70,225	108,530
Usage charges	991,315	794,191
Additional charges per call	24,656	19,416
Interconnection	556,430	592,596
Other services and data services	96,916	46,491

Gross operating revenue from services	1,739,542	1,561,224
Value-added tax on services—ICMS	(350,162)	(281,286)
PIS and COFINS	(62,194)	(56,404)
Service tax—ISS	(925)	(597)
Discounts granted	(52,111)	(32,592)

Net operating revenue from services	1,274,150	1,190,345

Goods sold (handsets and accessories)	469,976	395,657
Value-added tax on goods sold—ICMS	(33,987)	(34,025)
PIS and COFINS	(27,022)	(25,150)
Discounts granted	(147,493)	(75,400)
Returns of goods	(30,351)	(43,297)

Net operating revenue from goods sold (handsets and accessories)	231,123	217,785

Net operating revenue	1,505,273	1,408,130

There are no customers which contributed with more than 10% of gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for Telemar Norte Leste S.A.- TELEMAR, a fixed telephone operator, which contributed with approximately 17% and 21% of total gross revenue, respectively, mainly through interconnection revenues.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

5. Cost of services and goods sold

	Nine-month periods ended September 30,
	2005	2004
Depreciation and amortization,	(175,424)	(206,839)
Products sold	(362,549)	(342,952)
Interconnection/ interlinks	(34,414)	(41,196)
Leased lines	(55,906)	(42,523)
Outside services	(38,747)	(34,133)
Taxes and contributions,	(57,584)	(45,931)
Rent, insurance and other related expenses	(36,676)	(34,754)
Personnel	(14,657)	(12,911)
Others	(1,388)	(569)

Total	(777,345)	(761,808)

6. Selling expenses

	Nine-month periods ended September 30,
	2005	2004
Outsourced services	(241,451)	(156,142)
Allowance for doubtful accounts receivable	(30,498)	(29,575)
Personnel	(34,731)	(40,809)
Advertising	(65,511)	(61,248)
Depreciation	(57,662)	(54,332)
Rent, insurance and other related expenses	(9,364)	(6,578)
Supplies	(7,058)	(8,263)
Taxes and contributions	(311)	(653)
Others	(15,640)	(2,387)

Total	(462,226)	(359,987)

7. General and administrative expenses

	Nine-month periods ended September 30,
	2005	2004
Outsourced services	(60,786)	(62,867)
Depreciation	(31,299)	(35,274)
Personnel	(35,063)	(35,315)
Rent, insurance and other related expenses	(13,432)	(9,240)
Taxes and contributions	(1,151)	(1,875)
Supplies	(4,176)	(4,610)
Others	(2,474)	(928)

Total	(148,381)	(150,109)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

8. Other operating income (expenses), net

	Nine-month periods ended September 30,
	2005	2004
Income:
Fines	8,663	6,506
Recovered expenses	18,789	4,069
Reversal of provisions	3,616	10,306
Shared Infrastructure	3,472	3,218
Sales incentives	19,790	8,011
Others	4,048	1,451

Total	58,378	33,561
Expenses:
Reserve for contingencies	(27,795)	(16,535)
Other taxes	(26,176)	(20,742)
Amortization of pre-operational expenses	(322)	(261)
Others	(10,399)	(2,061)

Total	(64,692)	(39,599)

Other operating expenses, net	(6,314)	(6,038)

9. Financial income, net

	Nine-month periods ended September 30,
	2005	2004
Financial income
Interest income	62,741	59,359
Monetary/exchange variation on assets	16,148	19,314
PIS and COFINS on financial income	(50)	(5,885)

Total	78,839	72,788

Financial expenses
Interest expense	(26,936)	(27,898)
Monetary/exchange variation on liabilities	(6,127)	(24,031)
Derivative contracts, net	(31,140)	(13,855)

Total	(64,203)	(65,784)

Financial income, net	14,636	7,004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10. Income and social contribution taxes

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences. Income and social contribution taxes charged to income consist of the following:

a. Components of income taxes

	Nine-month periods ended September 30,
	2005	2004
Income tax	(74,812)	(13,675)
Social contribution tax	(26,817)	(4,686)
Deferred income tax	39,101	(25,336)
Deferred social contribution tax	14,077	(8,801)

Total	(48,451)	(52,498)

b. Reconciliation of effective tax rate

The following table provides a reconciliation of the amount calculated by applying the combined statutory tax rates on the reported income before taxes and the reported income tax expense for the nine-month periods ended September 30, 2005 and 2004:

	Nine-month periods ended September 30,
	2005	2004
Income before taxes as reported in the accompanying financial statements	126,413	137,089
Taxes computed at the combined statutory rate	(42,980)	(46,610)
Permanent additions:
Non-deductible expenses	(4,954)	(4,397)
Permanent exclusions:
Others	(517)	(1,491)

Income and social contribution taxes as reported in the accompanying financial statements	(48,451)	(52,498)

Effective rate	38.33%	38.29%

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c. Composition of deferred tax assets

Deferred income tax assets based on temporary differences are comprised of the following:

	As of September 30, 2005	As of December 31, 2004
Tax credits recorded on corporate restructuring (Note 18)	2,550	73,608
Accrual/ allowance for:
Inventory obsolescence	6,432	4,789
Contingencies	36,423	28,431
Doubtful accounts receivable	19,581	13,644
Reward program	5,630	5,744
Accelerated book depreciation	27,425	22,111
Others	15,307	13,742
Income tax and social contribution tax loss carryforwards	128,761	97,920

Total	242,109	259,989

Current	76,446	73,559
Noncurrent	165,663	186,430

Deferred taxes have been recorded if it is more likely than not that they will be realized, as follows:

a) Tax loss carryforwards will be offset up to a limit of 30% per year of future taxable income.

b) Tax credits recorded on corporate restructuring represent the tax benefit recorded as a result of the corporate restructuring described in Note 18. The realization of these tax credits occurs in the same proportion as the amortization of goodwill, over a period of five years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.

c) Temporary differences will be realized upon the payments of accruals, the effective losses on bad debts and the realization of inventories.

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371. Management did not identify any changes that could affect the conclusion of these studies as of September 30, 2005.

11. Short-term investments pledged as collateral

	As of September 30, 2005	As of December 31, 2004
Short-term investments pledged as collateral (1)	23,172	—

(1)	Represents short-term investments pledged as collateral in connection with lawsuits.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

12. Trade accounts receivable, net

	As of September 30, 2005	As of December 31, 2004
Unbilled services	47,175	66,058
Billed services	239,703	136,205
Interconnection	100,040	99,782
Products sold	107,274	146,913
Allowance for doubtful accounts receivable	(57,592)	(41,210)

Total	436,600	407,748

There are no customers which contribute with more than 10% of accounts receivable, net at September 30, 2005 and December 31, 2004, except for amounts receivable from Telemar Norte Leste S.A.—TELEMAR, which represent approximately 11% and 14% of trade accounts receivable, respectively, mainly through interconnection charges.

The changes in the allowance for doubtful accounts receivable were as follows:

	Nine-month periods ended September 30,
	2005	2004
Balance at beginning of year	41,210	31,685
Allowance for doubtful accounts receivable charged to selling expenses	30,498	29,575
Write-offs	(14,116)	(15,325)

Ending balance	57,592	45,935

13. Recoverable taxes

	As of September 30, 2005	As of December 31, 2004
Prepaid/recoverable income and social contribution taxes	184,729	174,560
Withholding income tax	19,712	22,733
Recoverable ICMS (State VAT)	75,439	70,924
Recoverable PIS and COFINS (revenue taxes paid on purchases of goods and services)	46,719	42,086
Other recoverable	2,349	2,812

Total recoverable taxes	328,948	313,115
ICMS on deferred sales	9,540	17,001

Total	338,488	330,116

Current	252,899	254,394
Noncurrent	85,589	75,722

Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are available for offset over a period of 48 months.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

14. Loans and financing

a. Composition of debt

Description	Currency	Annual interest	Final maturity	As of September 30, 2005	As of December 31, 2004
Financial institutions
Resolution no. 2,770	US$	10.8%	10/03/2005	3,333	30,526
Resolution no. 4,131	US$	1.825% + LIBOR	10/18/2005 11/07/2005	8,390	10,022
NEC do Brasil S.A.	US$	7.30%	11/29/2005	3,468	8,286
Accrued Interest				454	1,416

				15,645	50,250

The loans and financing are for the expansion and modernization of the cellular telephone network, financing fixed assets and working capital.

b. Derivatives contracts

On September 30, 2005, the Company has foreign exchange rate derivative contracts with notional amounts of US$27,386 thousand and €714 thousand to protect its obligations against exchange fluctuations. Year to date, the Company recorded an accumulated loss of R$10,677 (R$13,035 at December 31, 2004), on these contracts.

15. Other liabilities

	As of September 30, 2005	As of December 31, 2004
Deferred revenues—prepaid customers	8,279	19,648
Provision reward program (i)	16,558	16,894
Other liabilities—related parties	12,246	19,282
Reverse stock split (ii)	37,067	—
Others	25,649	25,108

Total	99,799	80,932

Current	75,725	56,858
Noncurrent	24,074	24,074

(i)	The subsidiaries have fidelity programs, in which calls are transformed into points usable in future exchanges of handsets. The accumulated points, net of redemptions, are provisioned based on historical redemption data, points generated and the average cost of a point.
(ii)	Refers to a liability to shareholders for fractions of shares that were not issued on the date of the reverse stock split. This balance is payable upon demand.

16. Reserve for contingencies

The Company and its subsidiaries are party to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by the legal counsel.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Components of the reserve are as follows:

	As of September 30, 2005	As of December 31, 2004
Labor claims	8,775	10,177
Civil claims	38,040	25,882
Tax	49,589	47,561

Total	96,404	83,620

Current	72,296	61,055
Long-term	24,108	22,565

The changes in the reserve for contingencies are as follows:

	Nine-month periods ended September 30,
	2005	2004
Beginning balance at January 1	83,620	75,372
Additional provision net of reversal of provisions	24,179	6,229
Monetary variation	3,862	1,021
Payments	(15,257)	—

Ending balance at September 30	96,404	82,622

The main tax contingencies, in which the subsidiaries are involved, are as follows:

Tax litigation

Probable losses

No significant new tax claims with a “probable” loss classification were filed in the nine-month periods ended September 30, 2005. The evolution of the reserves for tax contingencies corresponds to the monetary changes in the claims since the last company year.

Possible losses

No significant new tax claims with a “possible” loss classification were filed in the nine-month periods ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last company year.

Labor and civil suits

Include several labor and civil claims. A reserve was posted as demonstrated previously, which is considered to be sufficient to cover probable losses on these cases.

In relation to claims with a “possible” loss classification, the amount involved is R$58,287 for civil claims and R$10,482 for labor claims.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

17. Shareholders’ equity

a. Capital

At March 29, 2005 the shareholders approved a reverse stock split of 449,009,994,135 book-entry shares, without par value, of which 189,434,957,933 were common shares and 259,575,036,202 were preferred shares, in the proportion of 5,000 (five thousand) shares to 1 (one) share of the same class. After the reverse stock split, the Company’s capital was represented by 89,801,999 book-entry shares, without par value, of which 37,886,992 are common shares and 51,915,007 are preferred shares.

On July 29, 2005, the Company announced a capital increase in favor of the controlling shareholders, but assuring preemptive rights to other shareholders, in the amount of R$36,485, corresponding to the tax benefit effectively realized during the 2004 fiscal year from the goodwill recorded by the Company’s controlling shareholders. The capital increased from R$891,460 to R$927,945, with the issue of 2,029,225 new common shares. Proceeds received in connection with the exercise of preemptive right were payable to the Sudestecel Participações S.A. and Tagilo Participações Ltda.

The Company’s share capital is comprised of shares with no par value, as follows:

	Shares as of
	September 30, 2005	December 31, 2004 (1)
Common shares	39,916,217	189,434,957,933
Preferred shares	51,915,007	259,575,036,202

Total outstanding shares	91,831,224	449,009,994,135

(1)	Had the reverse stock split described above occurred on December 31, 2004, shares outstanding would be 37,886,992 and 51,915,007 of common and preferred shares, respectively.

b. Dividends and interest on shareholders’ equity

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws, but they are assured priority in the reimbursement of capital, without premium, and the receipt of a dividend 10% (ten percent) higher than that attributed to each common share.

The dividends are calculated in accordance with the Company’s bylaws and corporate law, which establishes a minimum dividend of 25% of income for the financial year.

c. Special goodwill reserve

This reserve was formed as a result of the Company’s corporate restructurings, and will be capitalized in favor of the controlling shareholder at the time of effective realization of the related tax benefit.

d. Revenue reserve

d.1) Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and it may only be used to set off losses or increase capital.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

d.2) Other revenue reserves

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which demonstrates the need for funds for investment projects for the coming financial years.

18. Corporate restructuring

At November 30, 2000, the Company completed a corporate restructuring to transfer a tax benefit to the Company related to the goodwill paid by the Company’s controlling shareholders in the privatization process. The goodwill and related tax benefit on the date of transfer amounted to R$1,393,279 and R$464,842, respectively. The tax benefit was recorded as deferred tax with a corresponding entry to a special goodwill reserve in shareholders’ equity. This tax benefit is being realized in proportion to the amortization of the goodwill over a period of 5 years. The special goodwill reserve is transferred to capital with a corresponding issuance of shares to the Company’s controlling shareholders as related tax benefit is realized. In connection with the issuance of these shares, the Company’s other shareholders are entitled to preemptive rights. Proceeds received in connection with the exercise of preemptive rights are payable to the Company’s controlling shareholders. This tax benefit, as of September 30, 2005 and December 31, 2004, amounted to R$2,550 and R$73,608, respectively.

19. Transactions with related parties

The main transactions with unconsolidated related parties are as follows:

•	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group, Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A.—Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Some of these transactions are based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. As from July 2003, users have been able to select the long-distance operator.

•	Corporate management advisory: payable by the subsidiaries to Telefónica Móviles S.A. and Telefónica Internacional on account of telecommunications services, calculated based on the percentage applied to net income from the services, restated according to currency variations.

•	Corporate services: these are passed on to the subsidiaries under the same controlling group at the cost effectively incurred for these services.

•	Call-center services: provided by Atento Brasil S.A. for the users of the subsidiaries’ telecommunications service, contracted for a period of 12 months, renewable for the same period.

•	Maintenance of the profitability and cost control system: provided by Telefónica Móbile Solution do Brasil.

•	Logistics operator and financial and accounting advisory services: provided by Telefônica Gestão de Serviços Ltda.

•	Voice portal content services: provided by Terra Network Brasil.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	As of September 30, 2005	As of December 31, 2004
Current assets:
Trade accounts receivable	10,601	10,357
Others	29,987	32,430
Current liabilities:
Accounts payable and accrued expenses	34,698	125,049
Technical attendance	45,150	—
Other liabilities	12,246	19,282

	Nine-month periods ended September 30,
	2005	2004
Statement of income:
Net operating revenue	41,834	43,394
Cost of services	(12)	—
Selling expenses	(58,687)	(44,458)
General and administrative expenses	(16,263)	(10,831)
Other operating income (expense), net	60	—
Financial income (expense), net	4,266	(519)

20. Financial instruments and risk management

a. Risks considerations

The major market risks to which Telerj and Telest are exposed in conducting business are:

•	Credit Risk resulting from any difficulty in collecting telecommunications services provided to customers and revenues from sale of handsets by the Company’s distribution network, as well risks relating to swap transactions.

•	Interest Rate Risk resulting from debt and derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR and CDI).

•	Currency Risk related to debt and derivative instruments contracted in foreign currencies which expose the Company to potential losses from adverse exchange rate fluctuations.

The Company and its subsidiaries actively manage their operations to mitigate these risks by means of comprehensive operating procedures, policies and initiatives.

Credit Risk

Credit risk from providing telecommunications services is reduced by monitoring the customer portfolio and addressing delinquent receivables by means of clear policies relating to providing postpaid services. As of September 30, 2005, the subsidiaries’ customers use 69.4% (71.2% as of December 31, 2004) prepaid services that require pre-loading, which do not represent a credit risk.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Credit risk from the sale of handsets is managed by following conservative credit policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing a potential customer’s balance sheet, and making inquires of credit protection agencies’ databases.

The Company and its subsidiaries are also exposed to credit risk arising out of their financial investments and receivables from swap transactions. The Company and its subsidiaries attempt to diversify such exposure by using reputable financial institutions.

Interest Rate Risk

Telerj and Telest are exposed to interest rate risk, especially associated with variation in the CDI rate relating to derivative contracts and borrowings contracted in Brazilian reais. The balance of those financial investments also indexed at CDI partially neutralizes this effect.

Foreign currency-denominated loans are also exposed to risk of a rise in the floating exchange rates (LIBOR). As of September 30, 2005, the principal amount of these transactions was R$8,390 (R$10,022 on December 31, 2004).

Exchange Rate Risk

Telerj and Telest utilize derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. The instruments usually used are swap contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of September 30, 2005:

In thousands of US$
Loans and financing	(7,040)
Other liabilities	(21,346)
Derivative instruments	27,386

Net exposure	(1,000)

b. Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

Book and estimated market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain (loss)
Loans and financing	(15,645)	(15,696)	(51)
Other liabilities	(49,902)	(49,902)	—
Derivative instruments	(10,677)	(10,647)	30

Total	(76,224)	(76,245)	(21)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c. Market value of financial instruments

The market value of loans and financing and derivative instruments, were calculated based on discounted cash flows, using available interest rate projections.

The market values are calculated in a specific moment, based on available information and evaluation methodologies, therefore the indicated estimates do not necessarily represent market realization values. The use of different assumptions may significantly affect the estimates.

21. Summary of the differences between Brazilian GAAP and U.S. GAAP

The Company’s accounting policies comply with Brazilian GAAP, which differ significantly from accounting principles generally accepted in the United States of America (U.S. GAAP), as described below:

a. Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1998, under Brazilian GAAP as applied by the Company, interest attributable to construction-in-progress was computed at the rate of 12% per year on the balance of construction-in-progress interest incurred on third-party loans was credited to interest expense and the excess interest capitalized was credited to capital reserves.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Nine-month periods ended September 30,
	2005	2004
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest capitalized during the period	2,735	7,691
Capitalized interest on disposals	(136)	(119)

	2,599	7,572

Less Brazilian GAAP capitalized interest:
Interest capitalized during the period	—	—
Capitalized interest on disposals	119	109

U.S. GAAP difference	2,718	7,681

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	30,862	20,473
Capitalized interest on disposals	(81)	(87)

	30,781	20,386

Less amortization under U.S. GAAP	(35,516)	(22,681)
Capitalized interest on disposals	92	95

	(35,424)	(22,586)

U.S. GAAP difference	(4,643)	(2,200)

b. Reversal of proposed dividends

Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared.

The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are proposed for U.S. GAAP purposes.

c. Pension and other post-retirement benefits

The subsidiaries of the Company participate in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administered by Fundação de Seguridade Social-SISTEL, and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, multiemployer plans are accounted for similar to defined contribution plans and consequently, the companies are required to disclose its annual contributions and the funded status of those plans. The Subsidiaries also sponsor a single-employer defined pension benefit plan (PBS-Tele Sudeste). The provisions of FAS No. 87, “Employers’ Accounting for Pensions”, for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	A company that participates in a multiemployer defined benefit pension or post-retirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while SFAS Standards require only the disclosure of funded status of those plans.

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or the remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of December 31, 2001, directly to shareholders’ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

•	Under Brazilian GAAP actuarial gains and losses are recorded in income when incurred up to the amount of pension liability recorded. Under U.S. GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

•	The effects of these different criteria for recognition of pension and other post-retirement liabilities on accrued pension (post-retirement) liabilities as of September 30, 2005 and 2004, are presented below:

	As of September 30, 2005			As of December 31, 2004
	U.S. GAAP	Brazilian GAAP	Accumulated Difference	U.S. GAAP	Brazilian GAAP	Accumulated Difference
Active employees defined pension—PBS Tele Sudeste	417	—	417	1,104	—	1,104
Multiemployer health care plan—PAMA	—	778	(778)	—	364	(364)

Accrued pension (post-retirement) liability	417	778	(361)	1,104	364	740

d. Interest income (expense)

Brazilian GAAP requires interest to be shown as part of operating income. Under U.S. GAAP interest income (expense) would be shown after operating income.

e. Permanent assets

Brazilian GAAP has a class of assets called “permanent assets”. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and fiscal law accounts of Brazilian companies. Under U.S. GAAP the assets in this classification would be noncurrent assets.

f. Monetary restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized as an adjustment to income in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of operating income.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

g. Income taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are consistent with SFAS No.109, “Accounting for Income Taxes”, except with respect to social contribution rate adopted, as explained below:

•	Under Brazilian GAAP, at December 31, 1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law the provision measure was approved in law 10.637 as of December 30, 2002. Therefore, until 2002 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For September 30, 2005 and 2004, no difference related to the social contribution tax rate. Under Brazilian GAAP, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

h. Earnings per share

Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributed and undistributed net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis. At September 30, 2005 and 2004, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized relating to the corporate restructuring described in Note 18. The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares—diluted presented below. The number of shares issuable was computed considering the balance of the goodwill reserve (R$166,860 as of September 30, 2005 and R$203,345 as of September 30, 2004) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) during the last 20 trading days of each period.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

For the periods presented below, the weighted average number of shares outstanding consider the effect of the reverse stock split described in Note 17. The computation of basic and diluted earnings per share is as follows:

	Nine-month periods ended September 30,
	2005		2004
	Common	Preferred	Common	Preferred
Basic numerator:
Actual dividends declared	1,000	1,508	432	713
Basic allocated undistributed dividends (a)	22,935	34,142	9,890	15,102
Allocated net income available for common and preferred shareholders	23,935	35,650	10,322	15,815
Basic denominator:
Weighted average shares outstanding	38,362,708	51,915,007	37,395,836	51,915,007
Basic earnings per share	0.62	0.69	0.28	0.30

Diluted numerator:
Actual dividends declared	1,148	1,360	502	643
Diluted allocated undistributed dividends (a)	26,128	30,949	10,948	14,044
Allocated net income available for common and preferred shareholders	27,276	32,309	11,450	14,687
Diluted denominator:
Weight average shares outstanding	38,362,708	51,915,007	37,395,836	51,915,007
Dilutive effects of premium reserve	9,849,471	—	7,123,677	—
Diluted weight average shares	48,212,179	51,915,007	44,519,513	51,915,007
Diluted earnings per share	0.57	0.62	0.26	0.28

The Company’s preferred shares are non-voting, except under certain limited circumstances, and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company.

i. Deferred revenues on sales of handsets

Under Brazilian GAAP, revenues and costs from sales of handsets, including applicable value-added and other sales taxes, are recognized at the moment of sale to the customer. Under U.S. GAAP, in accordance with Staff Accounting Bulletin No. 104 (SAB 104), revenues from sales of handsets along with the related costs, including applicable value-added and other sales taxes, are deferred and amortized based on the expected useful life of the handset, estimated by management to be 18 months. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income or shareholders’ equity. The amount of unamortized deferred revenue and the related amounts of unamortized deferred costs was R$211,912 and R$185,428 at September 30, 2005 and December 31, 2004. The impact of this difference under U.S. GAAP was to decrease both net revenues and cost of services and goods by R$26,484 and a increase by R$136,704 at September 30, 2005 and 2004, respectively.

j. Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded as a reduction to revenues. Under U.S. GAAP, these taxes are recorded gross as revenue and related costs of services and goods. Accordingly, this difference in accounting

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

policy has no impact in net (loss) or shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods by R$473,365 and R$396,865 at September 30, 2005 and 2004, respectively.

k. Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays Tele Leste’s subsidiaries for the service at the applicable rates. Conversely, when one of the subsidiaries’ customers roams outside the coverage area, the subsidiaries pay the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. This difference in accounting practices had no impact on net income shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$52,520 and R$40,701 at September 30, 2005 and 2004, respectively.

l. Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the Company does not separately account for free minutes given in connection with sales of handsets.

m. Fistel fee

Beginning in 1999, under Brazilian GAAP, the Fistel (Telecommunications Inspection Fund) fee, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at September 30, 2005 and 2004 are being adjusted in the reconciliation of the income differences between U.S. GAAP and Brazilian GAAP.

n. Derivative instruments

The Company has entered into foreign currency swap and option contracts for long-term agreements at various exchange rates in the notional amount of US$27,386 thousand and €714 thousand at September 30, 2005 and US$58,834 thousand at December 31, 2004. Under Brazilian GAAP, foreign currency swap contracts are recorded in accordance with the terms of the contract as if they had been settled at the balance sheet date.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

At September 30, 2005 and December 31, 2004 for U.S. GAAP purposes, the Company has not designated its derivative contracts as hedge accounting as defined SFAS No. 133, and consequently, the Company’s derivative contracts are marked to market through earnings, for all periods presented.

o. Purchase accounting

On November 30, 2000, in connection with the corporate restructuring described in Note 18, the Holding Company acquired the minority interests in the subsidiaries in a transaction involving the exchange of shares. Under Brazilian GAAP, this transaction was recorded at the book value of the minority interests acquired. Under U.S. GAAP, the acquisition of minority interests was recorded using the purchase method of accounting pursuant to APB 16, “Business Combinations,” and the related interpretations. Under U.S. GAAP, the purchase price was determined based on the market price of the Holding Company’s shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced publicly.

Reconciliation of the net income differences between U.S. GAAP and Brazilian GAAP

	Nine-month periods ended September 30,
	2005	2004
Brazilian GAAP net income	77,962	84,591
Add (deduct):
Different accounting criteria for:
Amortization of monetary restatement of 1996 and 1997	(1,234)	(2,782)
Loss on disposal of assets monetarily restated in 1996 and 1997	(59)	(39)
Capitalized interest.	2,718	7,681
Amortization of capitalized to interest.	(4,643)	(2,200)
Purchase accounting:
Depreciation of fair value adjustment fixed assets	(1,820)	(5,456)
Amortization of subscriber base intangible asset	—	(25,410)
Amortization of concession	(30,216)	(30,216)
Deferred Fistel tax on activation fee	3,359	(2,631)
Pension and other post-retirement benefits	1,101	553
Derivative instruments	(1,571)	(7,847)
Free minutes given in connection with sales of handsets	4,521	(20,219)
Deferred tax effect on GAAP adjustments	9,467	30,112

U.S. GAAP net income	59,585	26,137

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Nine-month periods ended September 30,
	2005	2004
Net income per thousand shares in accordance with U.S. GAAP
Common shares-Basic:
U.S. GAAP net income	0.62	0.28
Weighted average common shares outstanding	38,362,708	37,395,836

Common shares-Diluted:
U.S. GAAP net income	0.57	0.26
Weighted average (thousand) common shares outstanding	48,212,179	44,519,513

Preferred shares-Basic:
U.S. GAAP net income	0.69	0.30
Weighted average (thousand) preferred shares outstanding	51,915,007	51,915,007

Preferred shares-Diluted:
U.S. GAAP net income	0.62	0.28
Weighted average (thousand) preferred shares outstanding	51,915,007	51,915,007

Reconciliation of the shareholders’ equity differences between U.S. GAAP and Brazilian GAAP

	As of September 30, 2005	As of December 31, 2004
Total shareholders’ equity under Brazilian GAAP	2,048,695	1,970,733
Add (deduct):
Different accounting criteria for:
Monetary restatement of 1996 and 1997	162,044	162,103
Amortization of monetary restatement of 1996 and 1997	(160,572)	(159,338)
Capitalized interest	29,397	26,679
Amortization of capitalized interest	(17,619)	(12,976)
Purchase accounting:
Fixed assets adjustment	31,522	31,522
Accumulated depreciation	(31,522)	(29,702)
Intangible assets	352,166	352,166
Accumulated amortization of intangible assets	(330,243)	(300,027)
Deferred Fistel tax on activation fees	(14,250)	(17,609)
Pension and other post-retirement benefits	361	(740)
Fair value of derivative contracts	31	1,602
Reversal of proposed dividends	—	2,508
Free minutes given in connection with sales of handsets	(21,783)	(26,304)
Deferred tax effects of GAAP adjustments	159	(9,308)

Total shareholders’ equity under U.S. GAAP	2,048,386	1,991,309

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Changes in shareholders’ equity under U.S. GAAP

As of September 30, 2005
Shareholders’ equity under U.S. GAAP as of beginning of the year	1,991,309
Net income for the period	59,585
Dividends paid	(2,508)

Shareholders’ equity under U.S. GAAP as of September 30, 2005	2,048,386

U.S. GAAP supplementary information

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP
Brazilian GAAP operating income as reported	125,643	137,192
Reversal of financial expense, net	(14,636)	(7,004)
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(1,234)	(2,782)
Loss on disposal of assets monetarily restated in 1996 and 1997	(59)	(39)
Amortization on capitalized interest	(4,643)	(2,200)
Purchase accounting:
Depreciation of fixed assets adjustment	(1,820)	(5,456)
Amortization of subscriber base intangible asset	—	(25,410)
Amortization of concession	(30,216)	(30,216)
Deferred tax (Fistel) on activation fees	3,359	(2,631)
Gain (loss) on permanent assets disposals	763	(67)
Pension and other post-retirement benefits	1,101	553
Free minutes given in connection with sales of handsets	4,521	(20,219)

U.S. GAAP operating income	82,779	41,721

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of net revenue and costs under Brazilian GAAP to revenue and costs under U.S. GAAP
Brazilian GAAP net revenue	1,505,273	1,408,130
Reclassification to cost of services and goods
Taxes on sales	473,365	396,865
Increase in roaming revenue	52,520	40,701
U.S. GAAP adjustments
Deferred revenues on handset sales, net of amortization	(26,484)	136,704
Free minutes given in connection with sales of handsets	4,521	(20,219)

U.S. GAAP net revenue	2,009,195	1,962,181

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Nine-month periods ended September 30,
	2005	2004
Brazilian GAAP cost of services and goods	(777,345)	(761,808)
Reclassification to cost of services and goods:
Taxes on sales	(473,365)	(396,865)
Increase in roaming cost	(52,520)	(40,701)
Reclassification from sales expense:
Rewards program expense	(2,669)	(37)

U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(1,234)	(2,782)
Loss on disposal of assets monetarily restated in 1996 and 1997	(59)	(39)
Amortization on capitalized interest	(4,643)	(2,200)
Purchase accounting:
Depreciation of fixed assets adjustment	(1,820)	(5,456)
Amortization of subscriber base intangible asset	—	(25,410)
Amortization of concession	(30,216)	(30,216)
Deferred tax (Fistel) on activation fees	3,359	(2,631)
Pension and other post-retirement benefits	1,101	553
Deferred costs on handset sales, including taxes on sales, net of amortization during the year	26,484	(136,704)

U.S. GAAP cost of services and goods	(1,312,927)	(1,404,296)

U.S. GAAP gross profit	696,268	557,885

	As of September 30, 2005	As of December 31, 2004
Total assets under U.S. GAAP	2,807,853	2,953,506
Property, plant and equipment	3,855,007	3,684,616
Accumulated depreciation	(2,677,384)	(2,402,759)

Net property, plant and equipment	1,177,623	1,281,857

22. Additional disclosures required by U.S. GAAP

a. Intangible assets subject to amortization

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	As of September 30, 2005			As of December 31, 2004
	Software	Concession	Subscriber base	Software	Concession	Subscriber base
Gross	305,744	216,648	135,518	283,024	216,648	135,518
Accumulated amortization	(204,061)	(194,725)	(135,518)	(168,747)	(164,509)	(135,518)

Net	101,683	21,923	—	114,277	52,139	—

Aggregate amortization expense for the above intangible assets amounted to R$65,530 and R$108,749 at September 30, 2005 and 2004, respectively.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The estimated aggregate amortization expense for the next years is as follows:

Amount
From October 1 to December 31, 2005	22,425
2006	66,218
2007	30,316
2008	4,647

b. Concentration of risks

The credit risk with respect to trade accounts receivable is diversified. The Company and its subsidiaries continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the handset network if any invoice is 15 days past due. Exceptions comprise handset services that must be maintained for reasons of safety or national security.

In conducting their businesses, Telerj Celular S.A. and Telest Celular S.A. are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

Approximately 31,99% of all employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire October, 31, 2006. In 2005, only economics clauses will be renewed.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the operations of the Company an its subsidiaries.

c. Commitments

Budgeted capital expenditure commitments for 2005 are approximately R$286.1 million of which R$171.9 million has been incurred in the nine-month periods ended September 30, 2005. Most of the 2005 capital expenditures are related to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

d. New accounting pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective December 31, 2005 for calendar year companies. The Company is currently evaluating FIN 47 to determine the impact on its consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

In March 2004, EITF, of the FASB reached a consensus on EITF 03-06 (“Participating Securities and the Two-Class Method under FASB Statement No. 128”) that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period must be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 31, 2004. The Company is currently evaluating EITF 03-06 to determine the impact on its consolidated financial statements.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

CELULAR CRT PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Definitions:

Brazilian GAAP—Accounting principles generally accepted in Brazil.

U.S. GAAP—Accounting principles generally accepted in the United States of America.

CELULAR CRT PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
Current assets:
Cash and cash equivalents		419,251	492,732
Trade accounts receivable, net	10	298,668	262,482
Deferred income taxes	9c	42,032	30,629
Recoverable taxes	11	110,386	155,775
Inventories		45,124	105,432
Advances to suppliers		6,883	3,351
Derivative contracts	12d	3	6,123
Prepaid expenses		28,842	21,656
Other current assets		18,913	27,106

Total current assets		970,102	1,105,286

Noncurrent assets:
Deferred income taxes	9c	53,986	22,561
Recoverable taxes	11	27,981	23,039
Derivative contracts	12d	—	11,707
Prepaid expenses		2,669	5,917
Other noncurrent assets		11,117	9,355

Total noncurrent assets		95,753	72,579

Permanent assets:
Investments		1,297	597
Property, plant and equipment, net		742,432	743,141
Deferred assets, net		915	506

Total permanent assets		744,644	744,244

Total assets		1,810,499	1,922,109

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais)

	Note	As of September 30, 2005	As of December 31, 2004
Current liabilities:
Payroll and related accruals		9,092	8,864
Accounts payable and accrued expenses		186,387	347,689
Taxes payable		73,216	78,359
Dividends payable		68,227	68,377
Loans and financing	12a	7,328	108,702
Reserve for contingencies	14	6,079	4,718
Derivative contracts	12d	5,242	4,126
Other current liabilities	13	67,029	69,321

Total current liabilities		422,600	690,156

Noncurrent liabilities:
Loans and financing	12a	133,332	159,264
Pension and other post-retirement benefit plans		596	479
Reserve for contingencies	14	2,744	2,026
Derivative contracts	12d	19,696	1,233
Other noncurrent liabilities	13	7,374	7,374

Total noncurrent liabilities		163,742	170,376

Shareholders’ equity:
Capital stock	15a	327,522	257,294
Treasury stock		(11,070)	(11,070)
Capital reserves	15c	498,420	473,600
Income reserves	15d	304,815	341,753
Retained earnings		104,470	—

Total shareholders’ equity		1,224,157	1,061,577

Total liabilities and shareholders’ equity		1,810,499	1,922,109

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais, except per shares data)

		Nine-month periods ended September 30,
	Note	2005	2004
Net operating revenue	4	892,356	852,395
Cost of services and goods sold	5	(420,272)	(438,741)

Gross profit		472,084	413,654

Operating income (expenses):
Selling	6a	(270,525)	(183,042)
General and administrative	6b	(76,469)	(71,553)
Other net	7	7,802	18,706

Operating income before financial income, net		132,892	177,765

Financial income net	8	33,237	28,091

Operating income		166,129	205,856

Non-operating expenses, net		(2,272)	(3,219)

Income before income and social contribution tax		163,857	202,637

Income and social contribution taxes	9	(59,387)	(70,758)

Net income		104,470	131,879

Outstanding shares at September 30 (in thousands)		32,642 (1)	3,171,151 (1)

Earnings per shares		3.20 (1)	0.042 (1)

(1)	On March 30, 2005, the shareholders approved a reverse stock split of the shares in the proportion of 100 shares to 1 share of the same class. Had the reverse stock split occurred on September 30, 2004, shares outstanding and earnings per share for the nine-month period ended September 30, 2004 would have amounted to 31,712 and R$4.16, respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais)

			Capital Reserves	Income Reserves
	Capital Stock	Treasury Stock	Special Goodwill Reserve	Legal Reserve	Contingencies Reserves	Reserve For Expansion and Modernization	Retained Earnings	Total
Balance at December 31, 2004	257,294	(11,070)	473,600	30,439	11,070	300,244	—	1,061,577
Capital increase—Special Meeting on March 31, 2005	36,938	—	—	—	—	(36,938)	—	—
Capital increase—Special Meeting on July 29, 2005	33,290	—	(33,290)	—	—	—	—	—
Contribution of tax benefit by controlling shareholder	—	—	58,110	—	—	—	—	58,110
Net income	—	—	—	—	—	—	104,470	104,470

Balance at September 30, 2005	327,522	(11,070)	498,420	30,439	11,070	263,306	104,470	1,224,157

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF CHANGES IN FINANCIAL POSITION

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
SOURCES OF FUNDS:
From operations:
Net income	104,470	131,879
Items not affecting working capital:
Depreciation and amortization	163,352	152,242
Loss on derivative long-term contracts	32,705	3,125
Monetary and exchange variations on long-term liabilities	(25,931)	1,880
Reserve for contingencies	657	(2,341)
Net book value of permanent asset disposals	2,525	1,813
Pension and other post-retirement benefit plans	117	—
Deferred taxes	—	(16,747)
Shared system depreciation apportionment	(2,823)	(3,069)
Others	150	133

Total	275,222	268,915

From third parties:
Transfer from current to long-term liabilities	85	—
Transfer from noncurrent to current assets	35,999	65,735
Special goodwill reserve adjustment—merged tax benefit	11,818	—

Total from third parties	47,902	65,735

Total sources	323,124	334,650

USES OF FUNDS:
Increase in noncurrent assets	22,113	—
Additions to investments	700	—
Additions to property, plant and equipment	162,343	107,148
Addition to deferred charges	560	—
Transfer from long-term to current liabilities	2,108	110,225
Transfer from current to noncurrent assets	2,928	—
Additions prepayment	—	5,404

Total uses	190,752	222,777

INCREASE IN WORKING CAPITAL	132,372	111,873

REPRESENTED BY:
Current assets	(135,184)	132,933
Beginning of period	1,105,286	882,553
End of period	970,102	1,015,486

Current liabilities	267,556	(21,060)
Beginning of period	690,156	491,776
End of period	422,600	512,836

INCREASE IN WORKING CAPITAL	132,372	111,873

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais)

	Nine-month periods ended September 30,
	2005	2004
OPERATING ACTIVITIES:
Net cash from operating activities.	189,629	257,554

INVESTING ACTIVITIES:
Additions to investments	(700)	—
Additions to property, plant and equipment	(162,343)	(107,148)
Additions to deferred charges	(560)	—
Proceeds from asset disposals	250	225

Net cash used in investing activities	(163,353)	(106,923)

FINANCING ACTIVITIES:
Loans repaid	(84,109)	(67,380)
Net settlement on derivatives contracts	(20,247)	8,781
Cash received relating to reverse stock split	4,749	—
Dividends and interest on shareholders’ equity paid	(150)	(66)

Net cash used in financing activities	(99,757)	(58,665)

Increase (decrease) in cash and cash equivalents	(73,481)	91,966

CASH AND CASH EQUIVALENTS:
At the beginning of the period	492,732	486,119
At the end of the period	419,251	578,085

Supplemental cash flow information

	Nine-month periods ended September 30,
	2005	2004
Income and social contribution tax paid	24,933	26,077
Interest paid	11,132	12,141
Noncash transaction:
Contribution of tax benefit by controlling shareholder	58,110	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. Operations and background

a) Incorporation

Celular CRT Participações S.A. (“CRT” or the “Company”) is a publicly-traded company which, as of September 30, 2005 is controlled by TBS Celular Participações S.A. (29.06% of total capital), Brasilcel N.V. (23.29% of total capital) and Avista Participações Ltda. (15.09% of total capital). TBS Celular Participações S.A. is controlled by in Brasilcel N.V. (96.27% of total capital). Avista Participações Ltda. is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles, S.A. (50.00% of the total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital).

b) Business and regulatory environment

CRT has a full controlling interest in the operator Celular CRT S.A., which provides mobile telephone services in the state of Rio Grande do Sul, including activities necessary or useful to performing such services, through the license it was granted.

The license granted to the subsidiary Celular CRT S.A. is valid until December 17, 2007, and is renewable once for an additional term of 15 years, by paying annual rates equivalent to approximately 1% of the operator’s annual revenues.

The subsidiary’s business, including the services that it may provide, is regulated by the National Telecommunications Agency—ANATEL, the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and the related regulations, decrees, decisions and plans.

On November 4, 2004, the Board of Directors approved the corporate restructuring of Celular CRT S.A., through a merger with Celular CRT Participações S.A. The proposed restructuring was approved by ANATEL on June, 22 2005. The purpose of this operation is to achieve financial and operational benefits through reductions in administrative costs.

2. Presentation of financial statements

The consolidated financial statements include the accounts of Celular CRT Participações S.A. and its subsidiary. Intercompany transactions and balances have been eliminated. The consolidated financial statements include as of September 30, 2005, balances and transactions of the subsidiary Celular CRT S.A.

In the Company’s opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine-month periods ended September 30, 2005 and 2004 are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended at September 30, 2005 are not necessarily indicative of the results of operations expected for the full year. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company in Brazil, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of loss, which have been made to conform the previously published financial statements to the presentation included herein. The financial statements as of September 30, 2004 and for the year ended December 31, 2004, have been reclassified, where applicable, for comparability.

3. Summary of principal accounting practices

The unaudited interim condensed consolidated financial statements are expressed in thousands of Brazilian reais (“R$”), except when mentioned and have been prepared in accordance with accounting practices adopted in Brazil which include the accounting practices derived from Brazilian corporate law, regulations applicable to public telecommunication services concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (“CVM”), hereinafter referred to as “Brazilian GAAP”.

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of these interim financial statements are the same as those described in the consolidated financial statements as of and for the year ended December 31, 2004.

4. Net operating revenue

	Nine-month periods ended September 30,
	2005	2004
Monthly subscription charges	78,536	67,672
Usage charges	563,261	408,331
Additional charges per call	10,667	14,076
Interconnection	312,193	340,008
Other services and data services	108,122	85,658

Gross operating revenue from services	1,072,779	915,745

Value-added tax on services and goods sold—ICMS	(210,181)	(139,674)
PIS and COFINS	(38,885)	(33,126)
Service tax—ISS	(370)	(286)
Discounts granted	(27,740)	(25,228)

Net operating revenue from services	795,603	717,431

Goods sold (handsets and accessories)	183,226	197,150
Value-added tax on services and goods sold—ICMS	(20,587)	(13,249)
PIS and COFINS	(11,960)	(13,899)
Discounts granted	(42,697)	(27,491)
Returns of goods	(11,229)	(7,547)

Net operating revenue from goods sold (handsets and accessories)	96,753	134,964

Net operating revenue	892,356	852,395

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

There are no customer which contributed with more than 10% of total gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for Brasil Telecom S.A—BrT, a fixed-telephone operator, which contributed with approximately 21% and 29% of the total gross revenue, respectively, mainly through interconnection revenues.

5. Cost of services and goods sold

	Nine-month periods ended September 30,
	2005	2004
Depreciation and amortization	(115,310)	(119,520)
Products sold	(169,903)	(202,201)
Interconnection/ interlinks	(21,713)	(21,182)
Leased lines	(21,721)	(18,587)
Outside services	(24,884)	(23,377)
Taxes and contributions,	(44,468)	(34,862)
Rent, insurance and other related expenses	(14,938)	(12,561)
Personnel	(7,036)	(6,159)
Other	(299)	(292)

Total	(420,272)	(438,741)

6. Operating expenses

a) Selling expenses

	Nine-month periods ended September 30,
	2005	2004
Outsourced services	(143,450)	(93,572)
Advertising	(29,082)	(26,853)
Allowance for doubtful account receivable	(31,086)	(16,883)
Personnel	(20,891)	(19,778)
Depreciation	(32,524)	(17,802)
Rent, insurance and other related expenses	(3,128)	(3,307)
Supplies	(3,842)	(3,886)
Taxes and contributions	(64)	(21)
Other	(6,458)	(940)

Total	(270,525)	(183,042)

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) General and administrative expenses

	Nine-month periods ended September 30,
	2005	2004
Outsourced services	(36,627)	(34,675)
Depreciation	(15,518)	(14,920)
Personnel	(16,590)	(16,704)
Rent, insurance and other related expenses	(6,068)	(3,345)
Taxes and contributions	(121)	(142)
Supplies	(1,159)	(1,712)
Other	(386)	(55)

Total	(76,469)	(71,553)

7. Other operating income, net

	Nine-month periods ended September 30,
	2005	2004
Income:
Fines	5,105	2,525
Recovered expenses	3,241	24,537
Reversal of reserves	1,112	558
Other	18,645	8,429

Total	28,103	36,049

Expenses:
Reserves for contingencies	(4,174)	(3,194)
Taxes other than income taxes	(12,976)	(12,965)
Other	(3,151)	(1,184)

Total	(20,301)	(17,343)

Other operating income, net	7,802	18,706

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

8. Financial income, net

	Nine-month periods ended September 30,
	2005	2004
Financial income:
Interest income	69,902	64,332
Monetary/exchange variation on assets	41,514	32,298
PIS and COFINS on financial income	(329)	(6,972)

Total	111,087	89,658

Financial expenses:
Interest expense	(15,144)	(20,854)
Monetary/exchange variation on liabilities	(596)	(30,961)
Derivative contracts, net	(62,110)	(9,752)

Total	(77,850)	(61,567)

Financial income, net	33,237	28,091

9. Income and social contribution taxes

Brazilian income taxes comprise federal income tax and the social contribution tax. For the nine month periods ended September 30, 2005 and 2004, the income tax rate was 25% and the social contribution tax rate was 9%. Deferred income tax assets and liabilities related to temporary differences and tax loss carryforwards were calculated at the tax rate of 34%.

a) Components of income taxes

The composition of income tax expense is as follows:

	Nine-month periods ended September 30,
	2005	2004
Current tax expense	(70,058)	(46,538)
Deferred income tax benefit (expense)	10,671	(24,220)

Total	(59,387)	(70,758)

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) Reconciliation of effective tax rate

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates of 34% for the nine-month periods ended September 30, 2005 and 2004:

	Nine-month periods ended September 30,
	2005	2004
Income before taxes as reported in the accompanying financial statements	163,857	202,637
Taxes charged at the combined statutory rate	(55,711)	(68,896)
Permanent additions:
Non-deductible expenses	(3,676)	(1,853)
Permanent exclusions:
Other	—	(9)
Income and social contribution taxes as reported in the accompanying financial statements	(59,387)	(70,758)
Effective rate	36.24%	34.92%

c) Composition on deferred income tax assets

Deferred income tax assets based on temporary differences are comprised of the following:

	As of September 30, 2005	As of December 31, 2004
Tax credit recorded on corporate restructuring	57,125	24,968
Accrual/allowance for:
Inventory obsolescence	1,869	714
Contingencies	3,000	2,293
Doubtful accounts receivable	5,152	3,425
Rewards program	4,356	3,187
Income tax and social contribution tax losses carryforwards	6,673	5,662
Other	17,843	12,941

Total deferred taxes	96,018	53,190

Current	42,032	30,629
Noncurrent	53,986	22,561

Deferred taxes have been recorded if it is more likely than not that they will be realized, as follows:

a) Tax loss carryforwards: are offset up to a limit of 30% of taxable income for each subsequent year.

b) Tax credits recorded on corporate restructuring represent the tax benefit recorded as a result of the corporate restructuring described in Note 16. The realization of these tax credits occurs in the same proportion as the amortization of goodwill, over a period of five years. Studies by external consultants used in the corporate restructuring process support the tax credit recovery within that period.

c) Temporary differences: will be realized upon payments of the allowances, effective losses on bad debts and realization of inventories.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as defined by CVM Resolution No. 371. Management did not identify any change that could affect the conclusions of these studies as of September 30, 2005.

10. Trade accounts receivable, net

	As of September 30, 2005	As of December 31, 2004
Unbilled services	51,702	55,795
Billed services	162,761	76,637
Interconnection	75,546	68,652
Products sold	23,813	71,472
Allowance for doubtful accounts receivable	(15,154)	(10,074)

Total	298,668	262,482

There was no customer who represented more than 10% of trade accounts of the Company as of September 30, 2005, and December 31, 2004, except for amounts receivable from Brasil Telecom S.A.—BrT, which represented approximately 16% and 12% of such account, respectively, mainly through intercompany charges.

Changes in the allowance for doubtful accounts receivable were as follows:

	As of September 30,
	2005	2004
Balance at beginning of year	10,074	7,843
Allowance for doubtful accounts receivable charged to selling expenses	31,086	16,883
Write-offs	(26,006)	(15,415)

Ending balance	15,154	9,311

11. Recoverable taxes

	As of September 30, 2005	As of December 31, 2004
Prepaid/recoverable income and social contribution taxes	34,828	54,585
Withholding income tax	21,105	38,629
Recoverable ICMS (State VAT)	47,530	49,705
Recoverable PIS and COFINS (revenue taxes paid on purchases of goods and services)	21,896	22,359
Other recoverable	224	188

Total recoverable taxes	125,583	165,466

ICMS on deferred sales	12,784	13,348

Total	138,367	178,814

Current	110,386	155,775
Noncurrent	27,981	23,039

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

12. Loans and financing

a) Composition of debt:

Description	Currency	Annual interest	Final maturity	As of September 30, 2005	As of December 31, 2004
Financial institutions
European Investment Bank—EIB—foreign financing	US$	1.45% p.a. + LIBOR	Sep/2007	133,332	159,264
Citibank—OPIC	US$	1.65% p.a. + LIBOR	Jul/2005	—	33,180
Itaú—assumption of debt	US$	1.825% p.a. + LIBOR	Oct/2005	1,310	65,954
Resolution No. 4,131	US$	1.55% p.a.+ LIBOR	Nov/2005	5,555	6,636
Accrued interest				463	2,932

Total				140,660	267,966

Current				7,328	108,702
Noncurrent				133,332	159,264

b) Repayment schedule

The long-term amounts have the following breakdown by year of maturity:

Year	2005
2007	133,332

Total	133,332

c) Restrictive covenants

The Company has loans and financing from the European Investment Bank, the balance of which as of September 30, 2005 is R$133,332 (R$159,264 at December 31, 2004). As of September 30, 2005, the Company and its subsidiary were in compliance with the financial covenants in this instrument.

d) Derivative contracts

As of September 30, 2005, the subsidiary Celular CRT S.A. had foreign exchange rate derivative contracts with a total notional amount of US$63,568 thousand (US$114,542 thousand at December 31, 2004), to cover protect its obligations against exchange fluctuations. Year to date, the subsidiary Celular CRT S.A. had recorded an accumulated net loss of R$24,935 (a gain of R$12,471 as of December 31, 2004), on these derivative contracts.

e) Guarantees

The guarantees of the Company and its subsidiary are as follows:

Banks	Guarantees
European Bank—foreign financing	Bank guarantee

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13. Other liabilities

	As of September 30, 2005	As of December 31, 2004
Prepaid services	33,704	44,754
Accrual for customer reward program (a)	12,812	9,375
Payable to related parties	3,768	5,735
Provision for pension plan FCRT	8,677	9,395
Reverse stock split (b)	4,749	—
Other	10,693	7,436

Total	74,403	76,695

Current	67,029	69,321
Noncurrent	7,374	7,374
(a)	The subsidiary has a reward program, in which calls are transformed into points usable in future exchanges of handsets. The accumulated points, net of the redemptions, are provisioned, based on historical redemption data, points generated and the average cost of a point.
(b)	Refers to a liability to shareholders for fractions of shares that were not issued on the date of the reserve stock split. This balance is payable upon demand.

14. Reserve for contingencies

The Company is party to a number of lawsuits, with respect to labor, tax and civil claims. The Company’s management, based on external legal counsel’s opinion, has recognized a provision for those claims for which an unfavorable outcome is considered probable.

Components of the reserve are as follows:

	As of September 30, 2005	As of December 31, 2004
Labor claims	1,817	885
Civil claims	7,006	5,173
Disputed tax claims	—	686

Total	8,823	6,744

Current	6,079	4,718
Long-term	2,744	2,026

The changes in the reserve for contingencies are as follows:

	Nine-month periods ended September 30,
	2005	2004
Beginning balance at January 1	6,744	4,314
Additional provision net of reversals	3,062	2,636
Monetary variation	7	—
Payments	(990)	—

Ending balance at September 30	8,823	6,950

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The main tax contingencies, in which the subsidiaries are involved, are as follows:

14.1. Tax claims

14.1.1. Probable losses

No new significant claims classified as “probable” loss incurred in the Nine-months ending September 30, 2005. The increase in the reserves for tax contingencies corresponds substantially to the monetary restatement of the reserves during the period.

14.1.2. Possible losses

No new significant claims classified as “possible” loss were incurred in the Nine-month period ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last financial year.

14.2. Labor and civil claims

There are several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

The amount involved in claims that are classified as possible losses is R$31,753 for civil and R$6,671 for labor claims.

15. Shareholders’ equity

a) Capital

On March 30, 2005, the Company’s capital was increased by R$36,938, without the issue of new shares, using part of its profits reserves.

At March 30, 2005, the shareholders approved a reverse stock split of 3,235,095,228 book-entry shares, without par value, of which 1,350,917,074 were common shares and 1,884,178,154 were preferred shares in the proportion of 100 shares to 1 share of the same class. As a result of the reserve stock split, the Company’s capital was comprised of 32,350,952 book-entry shares, without par value, of which 13,509,171 common shares and 18,841,782 preferred shares.

On July 29, 2005, the Company announced a capital increase in favor of the controlling shareholders of R$33,290, corresponding to the tax benefit effectively realized during the fiscal year 2004 from the goodwill recorded by the Company’s controlling shareholders. In connection with this capital increase, the other shareholders are entitled to preemptive rights. The capital was increased from R$294,232 to R$327,522, with the issue of 929,892 new common. The funds arising from possible future exercise of the right of preference, resulting from the exercising of preemptive rights were credited to TBS Celular Participações S.A.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Company’s capital is comprised book entry shares, without par value, as follows:

	In thousands of shares
	As of September 30, 2005	As of December 31, 2004 (1)
Common shares	14,439	1,350,917
Preferred shares	18,842	1,884,178

Total	33,281	3,235,095

(–) Treasury preferred shares	(639)	(63,944)

Total outstanding shares	32,642	3,171,151

(1)	Had the reverse stock split described above occurred on December 31, 2004, shares outstanding would be 13,509 and 18,842 common and preferred shares, respectively, and 639 treasury shares.

b) Interest on shareholders’ equity and dividends

In accordance with the bylaws, a minimum of 25% of adjusted net income should be distributed as dividends in each financial year, provided that there are funds available, pursuant to the bylaws.

c) Special goodwill reserve

This reserve was formed as a result of the Company’s corporate restructuring, and is capitalized in favor of the controlling shareholder at the time of effective realization of the related tax benefit.

d) Income reserve

1) Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of paid-in capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and it may only be used to offset losses or to increase capital.

2) Special reserve for expansion

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which shows the need for funds for investment projects for the coming financial year.

e) Contingency reserve and treasury shares

The amounts recorded are derived from the spin-off process of Companhia Riograndense de Telecomunicações—CRT, and their purpose is to make provision for a judicial decision on the lawsuits concerning capitalizations that occurred in that company in financial years 1996 and 1997.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Corporate restructuring

On October 11, 2000, the Company completed a corporate restructuring plan to transfer a tax benefit to the Company related to the goodwill paid by the Company’s controlling shareholders on the privatization process. The net goodwill from the reversal of the reserve was totally amortized as of September 30, 2005.

On August 31, 2005 the Board of the Company and its subsidiary approved a corporate restructuring plan, with the objective of transferring to the Company the goodwill paid by Avista Participações Ltda. in the purchase of its shareholding in the Company. The goodwill and related tax benefit on the date of transfer amounted to R$170,914 and R$58,110, respectively. The tax benefit was recorded as deferred tax with a corresponding entry to a special goodwill reserve in shareholders’ equity. This tax benefit is being realized in proportion to the amortization of the goodwill over a period of five years. The special goodwill reserve is transferred to capital with a corresponding issuance of shares to the Company’s controlling shareholders as related tax benefit is realized. In connection with the issuance of these shares, the Company’s other shareholders are entitled to preemptive rights. Proceeds received in connection with the exercise of preemptive rights are payable to the Company’s controlling shareholders. This tax benefit, as of September 30, 2005 amounted to R$57,125.

17. Transactions with related parties

The main transactions with non-consolidated related parties are:

a)	Use of network and long-distance (roaming) cellular communications: these transactions involve companies belonging to the same controlling group, Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Tele Centro Oeste Celular S. A., Telems Celular S.A., Teleron Celular S. A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and NBT S.A. and Telecomunicações de São Paulo S.A. Some of these transactions are based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)	Technical assistance: corresponding to the provision of technical assistance services to TBS Celular Participações S.A., calculated based on a percentage of the net income from the services, adjusted to reflect currency exchange variations.

c)	Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

d)	Call-center services: provided by Atento Brasil S.A. e Mobitel Telecomunicações S.A for the users of the subsidiary’s telecommunications service, contracted for 12 months, renewable for an equal period.

e)	Logistics operator and financial and accounting advisory services: provided by Telefônica Gestão de Serviços Ltda.

f)	Voice portal content services: provided by Terra Network Brasil.

g)	Maintenance: of the profitability and cost control system by Telefônica Móbile Solution do Brasil.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

We present below a summary of the unconsolidated balances and transactions with related parties:

	As of September 30, 2005	As of December 31, 2004
Current assets:
Trade accounts receivable	6,050	3,926
Other	5,144	7,326
Current liabilities:
Accounts payable and accrued expenses	18,268	25,709
Other liabilities	3,768	5,735

	Nine-month periods ended September 30,
	2005	2004
Statement of income:
Revenue from telecommunications services	20,244	19,085
Cost of services rendered	—	(290)
Selling expenses	(35,374)	(27,820)
General and administrative expenses	(16,182)	(7,431)
Other operational revenues	715	—
Financial revenues	10	—

18. Financial instruments and risk management

a) Risks considerations

The major market risks to which Celular CRT S.A. is exposed in conducting its business are:

Credit risk resulting from any difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the Company’s distribution network, as well risks relating to swap transactions.

Interest rate risk resulting from the debt and derivatives instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable movement in interest rates (principally Libor and CDI).

Currency risk related to debt and derivative instruments contracted in foreign currencies witch expose the Company to potential losses from adverse exchange rate fluctuations.

The Company and its subsidiaries actively manage their operations to mitigate these risks by means of comprehensive operating procedures, policies and initiatives.

Credit risk

The credit risk from providing telecommunications services is reduced by a strict control of the customer base and active management of default by means of clear policies related to selling postpaid sets. As of September 30, 2005, Celular CRT S.A. had 74.86% (75.5% as of December 31, 2004) of its customer base under the prepaid system, which requires prepaid loading, which do not represent any credit risk.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Credit risk from the sale of handsets is managed by following a conservative credit policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing a potential customer’s balance sheet, and using credit protection agencies’ databases.

The Company is also exposed to credit risk relating to their financial investments and receivables from swap transactions. The Company attempt to diversify such exposure by using reputable financial institutions.

Interest rate risk

The Company is exposed to interest rate risk especially associated with variations in the CDI rate relating to its derivative transactions and borrowings contracted in Brazilian reais. The financial investments that are also indexed to the CDI partially neutralizes this effect.

Foreign currency-denominated loans are also exposed to the risk of a rise in the floating exchange rates (LIBOR). As of September 30, 2005, these operations amounted to US$63,089 thousand (US$99,847 thousand as of December 31, 2004).

Of the total loans and financing associated to the variable foreign interest rates (Libor), US$60.000 thousand is protected against variations by derivatives (interest rate swap). The Company continues to monitor the market interest rates with a view to evaluating a possible need to contract other derivatives to hedge against the risk of volatility in the variable foreign rates for its remaining exposure.

Currency risk

Celular CRT S.A. uses derivative instruments to protect against currency risk on foreign currency-denominated loans and other liabilities. The instruments normally used are swap contracts.

The following table summarizes the Company’s net exposure to the exchange rate factor as of September 30, 2005:

US$
Loans and financing	(63,298)
Other liabilities	(208)
Derivative instruments	63,568

Net exposure	62

b) Derivative contracts

Celular CRT S.A. records derivative gains and losses as a component of financial expenses or income.

Book and estimated market values of loans and financing and derivative instruments are estimated as follows:

	As of September 30, 2005
	Book value	Market value	Unrealized gain (loss)
Loans and financing	(140,660)	(144,530)	(3,870)
Other liabilities	(462)	(462)	—
Derivative instruments	(24,935)	(17,009)	7,926

Total	(166,057)	(162,001)	4,056

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Market value of financial instruments

The market value of the loans, financing and derivative instruments were determined based on discounted cash flows, utilizing available market information. Accordingly, the estimates presented above are not necessary indicative of the amounts that could be realized in the current market. The use of different market assumptions may have material effect on estimates.

19. Summary of the differences between Brazilian GAAP and U.S. GAAP

A detailed description of the Company’s accounting policies that comply with Brazilian GAAP, which differs significantly from generally accepted accounting principles in the United States of America (“U.S. GAAP”), is included in Note 31 to the consolidated financial statements for the year ended December 31, 2004. The following is a general description of these differences.

a) Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1998, under Brazilian GAAP as applied by the Company, interest attributable to construction-in-progress was computed at the rate of 12% per year on the balance of construction-in-progress interest incurred on third-party loans was credited to interest expense and the excess interest capitalized was credited to capital reserves.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 31, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

	As of September 30,
	2005	2004
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest capitalized during the period	5,739	2,109

U.S. GAAP difference	5,739	2,109

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	3,189	3,736
Less amortization under U.S. GAAP	(4,215)	(4,371)

U.S. GAAP difference	(1,026)	(635)

b) Reversal of proposed dividends

Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared.

The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are proposed for U.S. GAAP purposes.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c) Pension and other post-retirement benefits

The Company sponsors a single-employer defined pension benefit plan (Plano de Benefícios Visão CRT—Plano Visão) implemented by the subsidiary on March 1, 2004. The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, for the purposes of calculating the funded status, were applied.

On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of the beginning of the plan, directly to shareholders’ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

•	Under Brazilian GAAP, actuarial gains and losses are recorded in income when incurred up to the amount of pension liability recorded. Under U.S. GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

The effects of these different criteria for recognition of pension and other post-retirement liabilities on accrued pension (post-retirement) liabilities as of September 30, 2005, are presented below:

	As of September 30, 2005
	U.S. GAAP	Brazilian GAAP	Accumulated difference
Accrued pension (post-retirement) liabilities	139	596	(457)

	As of December 31, 2004
	U.S. GAAP	Brazilian GAAP	Accumulated difference
Accrued pension (post-retirement) liabilities	—	479	(479)

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

A summary of the liability as of September 30,2005 and December 31, 2004 for the Company’s active employees defined benefit pension plan (Plano Visão CRT) is as follows:

Reconciliation of Funded Status

Plano Visão CRT

	As of September 30, 2005	As of December 31 2004
Accumulated benefit obligation:
Vested	—	—
Nonvested	752	649

Total	752	649
Projected benefit obligation	1,189	1,006
Fair value of plan assets	(593)	(527)

Funded status	596	479
Unrecognized net transition obligation	(457)	(479)

Net amount recognized	139	—

d) Interest income (expense)

Brazilian GAAP requires interest to be shown as part of operating income. Under U.S. GAAP interest income (expense) would be shown after operating income.

e) Permanent assets

Brazilian GAAP has a class of assets called “permanent assets”. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and fiscal law accounts of Brazilian companies. Under U.S. GAAP the assets in this classification would be noncurrent assets.

f) Monetary restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized as an adjustment to income in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of operating income.

g) Income taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are consistent with SFAS No. 109, “Accounting for Income Taxes”, except with respect to social contribution rate adopted, as explained below:

Under Brazilian GAAP, at December 31, 1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9%

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law the provision measure was approved in law 10.637 as of December 30, 2002. Therefore, until 2002 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2004 and 2003, no difference related to the social contribution tax rate. Under Brazilian GAAP, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

h) Earnings per share

Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributed and undistributed net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2004 and 2003) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis. Total dividends are calculated as described in Note 15, as adjusted for the reversal of proposed dividends as discussed in b. above. At September 30, 2005, and 2004, the Company was obligated to issue shares to the controlling shareholders for the amount of the tax benefit realized relating to the corporate restructuring described in Note 16. The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares—diluted presented below. The number of shares issuable was computed considering the balance of the goodwill reserve (R$498,420 in September 30, 2005 and R$473,600 in September, 30 2004) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) during the last 20 trading days of each period.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

For the periods presented below, the weighted average number of shares outstanding consider the effect of the reverse stock split described in Note 15. The computation of basic and diluted earnings per share is as follows:

	Nine-month periods ended September 30, 2005		Nine-month periods ended September 30, 2004
	Common	Preferred	Common	Preferred
Basic numerator:
Basic allocated undistributed earnings (a).	42,937	62,628	49,061	73,978
Allocated net income available for common and preferred shareholders	42,937	62,628	49,061	73,978
Basic denominator:
Weighted average shares outstanding	13,727,168	18,202,337	13,278,320	18,201,880
Basic earnings per share	3.13	3.44	3.69	4.06

Diluted numerator:
Diluted allocated undistributed dividends (a)	60,029	45,537	65,512	57,527
Allocated net income available for common and preferred shareholders	60,029	45,537	65,512	57,527
Diluted denominator:
Weighted average shares outstanding	13,727,168	18,202,337	13,278,320	18,201,880
Dilutive effects of goodwill reserve	12,667,248	—	9,523,427	—
Diluted weighted average shares	26,394,416	18,202,337	22,801,747	18,201,880
Diluted earnings per share	2.27	2.50	2.87	3.16

i) Deferred revenues on sales of handsets

Under Brazilian GAAP, revenues and costs from sales of handsets, including applicable value-added and other sales taxes, are recognized at the moment of sale to the customer. Under U.S. GAAP, in accordance with Staff Accounting Bulletin No. 104 (SAB 104), revenues from sales of handsets along with the related costs, including applicable value-added and other sales taxes, are deferred and amortized based on the expected useful life of the handset, estimated by management to be 18 months. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net or shareholders’ equity. The amount of unamortized deferred revenue and the related amounts of unamortized deferred costs was R$106,878 and R$77,344 at September 30, 2005 and 2004, respectively. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods by R$545 at September 30, 2005 and increase by R$135,981 at September 30, 2004.

j) Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded as a reduction to revenues. Under U.S. GAAP, these taxes are recorded gross as revenue and the related costs of services and goods. This difference in accounting policy has no impact in net (loss) or shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods by R$281,613, and R$199,948 for the nine-month periods ended September 30, 2005 and 2004, respectively.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

k) Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays Celular CRT’s subsidiary for the service at the applicable rates. Conversely, when one of the subsidiary’s customers roams outside the coverage area, the subsidiary pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. This difference in accounting practices has no impact on net (loss) shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$26,701 and R$28,414 for September 30, 2005 and 2004, respectively.

l) Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the Company does not separately account for free minutes given in connection with sales of handsets.

m) Fistel tax

Beginning in 1999, under Brazilian GAAP, the Fistel (Telecommunication Inspection Fund) tax, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at September 30, 2005 and 2004 are being adjusted in the reconciliation of the income differences between U.S. GAAP and Brazilian GAAP.

n) Derivative financial instruments

As mentioned in Note 12.d., the Company has entered into foreign currency swap and option contracts for long-term agreements at various exchange rates, in the notional amount of US$63,568 thousand at September, 30 2005 (US$114,542 thousand at December 31, 2004). Under Brazilian GAAP, foreign currency swap contracts are recorded in accordance with the terms of the contract as if they had been settled at the balance sheet date.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

At September 30, 2005 and 2004 for U.S. GAAP purposes, the Company has not designated its derivative contracts as accounting hedges as defined SFAS No. 133, and consequently, the Company’s derivative contracts are marked to market through earnings, for all periods presented.

Reconciliation of the net income differences between U.S. GAAP and Brazilian GAAP

	Nine-month periods ended September 30,
	2005	2004
Brazilian GAAP net income	104,470	131,879
Add (deduct):
Different accounting criteria for:
Amortization of monetary restatement of 1996 and 1997	(128)	(522)
Capitalized interest	5,739	2,109
Amortization of capitalized interest	(1,026)	(635)
Deferred Fistel tax on activation fee	6,213	(3,085)
Pension and other post-retirement benefits	(22)	—
Derivative instruments	(10,589)	(5,116)
Free minutes given in connection with sales of handsets	1,471	(6,148)
Deferred tax effect on GAAP adjustments	(563)	4,555

U.S. GAAP net income	105,565	123,037

	Nine-month periods ended September 30
	2005	2004
Net income per thousand shares in accordance with U.S. GAAP
Common shares—Basic:
U.S. GAAP net income	3.13	3.69
Weighted average common shares outstanding	13,727,168	13,278,320

Common shares—Diluted:
U.S. GAAP net income	2.27	2.87
Weighted average (thousand) common shares outstanding	26,394,416	22,801,747

Preferred shares—Basic and diluted:
U.S. GAAP net income	3.44	4.06
Weighted average (thousand) preferred shares outstanding	18,202,337	18,201,880

U.S. GAAP net income	2.50	3.16
Weighted average (thousand) preferred shares outstanding	18,202,337	18,201,880

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of the shareholders’ equity differences between U.S. GAAP and Brazilian GAAP

	As of September 30, 2005	As of December 31, 2004
Brazilian GAAP shareholders’ equity	1,224,157	1,061,577
Add (deduct):
Different accounting criteria for:
Monetary restatement of 1996 and 1997	25,478	25,478
Amortization of monetary restatement of 1996 and 1997	(25,476)	(25,348)
Capitalized interest	15,350	9,611
Amortization of capitalized interest	(568)	458
Deferred Fistel tax on activation fees	(11,838)	(18,051)
Pension and other postretirement benefits	457	479
Derivative contracts	8,235	18,824
Free minutes given in connection with sales of handsets	(4,472)	(5,943)
Deferred tax effects of GAAP adjustments	(2,436)	(1,873)

U.S. GAAP shareholders’ equity	1,228,887	1,065,212

Changes in shareholders’ equity under U.S. GAAP

As of September 30, 2005
Shareholders’ equity under U.S. GAAP as of beginning of the year	1,065,212
Corporate restructuring	58,110
Net income for the year	105,565

Shareholders’ equity under U.S. GAAP as of September 30, 2005	1,228,887

U.S. GAAP supplementary information

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP
Brazilian GAAP operating income as reported	166,129	205,856
Reversal of financial expense, net	(33,237)	(28,091)

U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(128)	(522)
Amortization on capitalized interest	(1,026)	(635)
Deferred tax (Fistel) on activation fees	6,213	(3,085)
Pension and other post-retirement benefits	(22)	—
Loss on permanent assets disposals	(2,275)	(1,588)
Free minutes given in connection with sales of handsets	1,471	(6,148)

U.S. GAAP operating income	137,125	165,787

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of net revenue and costs under Brazilian GAAP to revenue and costs under U.S. GAAP
Brazilian GAAP net revenue	892,356	852,395
Reclassification to cost of services and goods
Taxes on sales	281,613	199,948
Increase in roaming revenue	26,701	28,414
U.S. GAAP adjustments:
Deferred revenues on handset sales, net of amortization	545	135,981
Free minutes given in connection with sales of handsets	1,471	(6,148)

U.S. GAAP net revenue	1,202,686	1,210,590

	Nine-month periods ended September 30,
	2005	2004
Brazilian GAAP cost of services and goods	(420,272)	(438,741)
Reclassification to cost of services and goods:
Taxes on sales	(281,613)	(199,948)
Increase in roaming cost	(26,701)	(28,414)
Reclassification from sales expense:
Rewards program expense	(4,511)	(4,170)
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(128)	(522)
Amortization on capitalized interest	(1,026)	(635)
Deferred tax (Fistel) on activation fees	6,213	(3,085)
Pension and other post-retirement benefits	(22)	—
Deferred costs on handset sales, including taxes on sales, net of amortization during the year	(545)	(135,981)

U.S. GAAP cost of services and goods	(728,605)	(811,496)

U.S. GAAP gross profit	474,081	399,094

	As of September 30, 2005	As of December 31, 2004
Total assets as of September 30	1,821,680	1,933,081
Property, plant and equipment	1,939,669	1,779,523
Accumulated depreciation	(1,182,453)	(1,026,183)

Net property, plant and equipment	757,216	753,340

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Additional disclosures required by U.S. GAAP

a) Concentration of risks

The credit risk with respect to trade accounts receivable is diversified. The Company and its subsidiary continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the handset network if any invoice is 15 days past due. Exceptions comprise handset services that must be maintained for reasons of safety or national security.

In conducting their businesses, Celular CRT S.A. is fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the operations of the Company and its subsidiaries.

b) Commitments

Budgeted capital expenditure commitments for 2005 are approximately R$186.1 million of which R$162.9 million has been incurred in the Nine-month periods ended September 30, 2005. Most of the 2005 capital expenditures are related to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

c) New accounting pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective December 31, 2005 for calendar year companies. The Company is currently evaluating FIN 47 to determine the impact on its consolidated financial statements.

In March 2004, the EITF of the FASB reached a consensus on EITF 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period must be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. EITF Issue No. 03-06 is effective for fiscal periods beginning after March 31, 2004. The Company is currently evaluating EITF 03-06 to determine the impact on its consolidated financial statements.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *

CELULAR CRT PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Definitions:

Brazilian GAAP—Generally accepted accounting principles in Brazil

U.S. GAAP—Generally accepted accounting principles in the United States of America

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Celular CRT Participações S.A.

Porto Alegre—RS

1. We have audited the accompanying consolidated balance sheets of Celular CRT Participações S.A. and its subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celular CRT Participações S.A. and subsidiary as of December 31, 2004 and 2003, the results of their operations, changes in shareholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

4. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

5. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte Touche Tohmatsu

Auditores Independentes

December 5, 2005

São Paulo, Brazil

CELULAR CRT PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais)

	Note	As of December 31,
		2004	2003
Current assets:
Cash and cash equivalents	12	492,732	486,119
Trade accounts receivable, net	13	262,482	176,746
Deferred income taxes	10	30,629	36,253
Recoverable taxes	14	155,775	93,223
Inventories	15	105,432	51,368
Advances to suppliers		3,351	2,360
Derivative contracts	20d	6,123	12,521
Prepaid expenses		21,656	15,877
Other current assets		27,106	8,086

Total current assets		1,105,286	882,553

Noncurrent assets:
Deferred income taxes	10	22,561	43,028
Recoverable taxes	14	23,039	10,767
Derivative contracts	20d	11,707	54,334
Prepaid expenses		5,917	3,662
Other noncurrent assets		9,355	9,315

Total noncurrent assets		72,579	121,106

Permanent assets:
Investments		597	262
Property, plant and equipment, net	16a	743,141	734,861
Deferred assets, net		506	683

Total permanent assets		744,244	735,806

Total assets		1,922,109	1,739,465

The accompanying notes are an integral part of these consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais)

		As of December 31,
	Note	2004	2003
Current liabilities:
Payroll and related accruals		8,864	7,752
Accounts payable and accrued expenses	17	347,689	207,371
Taxes payable		78,359	76,340
Dividends and interest on shareholders’ equity	18	68,377	49,208
Loans and financing	20a	108,702	105,105
Reserve for contingencies	21	4,718	—
Derivative contracts	20d	4,126	—
Other current liabilities	19	69,321	46,000

Total current liabilities		690,156	491,776

Noncurrent liabilities:
Loans and financing	20a	159,264	288,478
Pension and other postretirement benefit plans	22	479	—
Reserve for contingencies	21	2,026	4,314
Derivative contracts	20d	1,233	—
Other noncurrent liabilities	19	7,374	—

Total noncurrent liabilities		170,376	292,792

Shareholders’ equity:
Capital stock	24a	257,294	157,885
Treasury stock		(11,070)	(11,070)
Capital reserves	24b	473,600	506,890
Income reserves	24c	341,753	301,192

Total shareholders’ equity		1,061,577	954,897

Total liabilities and shareholders’ equity		1,922,109	1,739,465

The accompanying notes are an integral part of these consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais, except earnings per shares data)

		Years ended December 31,
	Note	2004	2003	2002
Net operating revenue	4	1,174,329	1,032,700	896,315
Cost of services and goods sold	5	(620,543)	(526,173)	(456,578)

Gross profit		553,786	506,527	439,737

Operating income (expenses):
Selling expenses	6a	(264,897)	(171,257)	(168,335)
General and administrative expenses	6b	(95,622)	(89,350)	(83,137)
Other operating expenses, net	7	27,336	(3,931)	18,316

Operating income before financial expense, net		220,603	241,989	206,581
Financial income, net	8	25,829	17,664	7,483

Operating income		246,432	259,653	214,064
Non-operating expenses, net	9	(7,775)	(1,207)	(3,648)

Income before income tax and social contribution tax		238,657	258,446	210,416
Income and social contribution taxes	10	(56,677)	(69,081)	(62,795)

Net income		181,980	189,365	147,621

Shares outstanding at December 31 (in thousands) (1)		3,171,151	3,100,825	2,979,769

Earnings per shares (1)		0.05739	0.06107	0.04954

(1)	An Extraordinary Shareholders’ Meeting held on March 30, 2005 approved a reverse split of the shares in the proportion of 100 shares to 1 share of the same class.

The accompanying notes are an integral part of these consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

			Capital Reserves	Income Reserves
	Capital Stock	Treasury Stock	Special goodwill reserve	Legal Reserve	Reserve For Expansion and Modernization	Contingencies Reserves	Retained Earnings	Total
Balance at December 31, 2001	130,321	(11,070)	516,454	4,350	58,663	11,070	—	709,788

Treasury shares canceled—Extraordinary Shareholders’ Meeting on April 29, 2002	4,213	—	(4,213)	—	—		—	—
Net income	—	—	—	—	—	—	147,621	147,621
Appropriations:
Transfer to legal reserve	—	—	—	7,381	—	—	(7,381)	—
Transfer to expansion reserve	—	—	—	—	100,544	—	(100,544)	—
Interest on shareholders’ equity	—	—	—	—	—	—	(24,700)	(24,700)
Interim dividend	—	—	—	—	—	—	(14,996)	(14,996)

Balance at December 31, 2002	134,534	(11,070)	512,241	11,731	159,207	11,070	—	817,713
Capital increase—Board of Directors Meeting on March 31, 2003	23,351	—	(5,351)	—	(18,000)	—	—	—
Net income for the year	—	—	—	—	—	—	189,365	189,365
Consolidation adjustment:
Tax incentive Reserves	—	—	—	—	—	—	64	64
Tax rate adjustment on special premium reserve	—	—	—	—	—	—	2,755	2,755
Appropriations:
Transfer to legal reserve	—	—	—	9,609	—	—	(9,609)	—
Transfer to expansion reserve	—	—	—	—	127,575	—	(127,575)	—
Interest on shareholders’ equity	—	—	—	—	—	—	(55,000)	(55,000)

Balance at December 31, 2003	157,885	(11,070)	506,890	21,340	268,782	11,070	—	954,897
Capital increase—Board of Directors Meeting on March 30, 2004	99,409	—	(33,290)	—	(66,119)	—	—	—
Net income for the year	—	—	—	—	—	—	181,980	181,980
Appropriations:
Transfer to legal reserve	—	—	—	9,099	—	—	(9,099)	—
Transfer to expansion reserve	—	—	—	—	97,581	—	(97,581)	—
Interest on shareholders’ equity	—	—	—	—	—	—	(75,300)	(75,300)

Balance at December 31, 2004	257,294	(11,070)	473,600	30,439	300,244	11,070	—	1,061,577

The accompanying notes are an integral part of these consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(in thousands of Brazilian reais)

	Years ended December 31,
	2004	2003	2002
SOURCES OF FUNDS:
From operations:
Net income	181,980	189,365	147,621
Items not affecting working capital:
Depreciation and amortization	205,404	197,055	184,760
Interest and exchange variations on noncurrent items	10,222	144,743	(181,387)
Interest and exchange variations on long-term liabilities	—	(82,413)	77,122
Reserve for contingencies	(2,286)	2,451	1,079
Deferred taxes	—	29,936	43,495
Net book value of permanent asset disposals	1,388	540	4,372
Pension and other post-retirement benefit plans	479	—	—
Shared system depreciation apportionment	(3,250)	(3,360)	—

Total	393,937	478,317	277,062

From third parties:
Long-term reserve for reward program	23,474	—	—
Decrease in noncurrent assets	9,399	936	23,197
Special reserve adjustment—merger tax benefit	—	2,819	—
Decrease in deferred and recoverable taxes	8,194	—	—

Total from third parties	41,067	3,755	23,197

Total sources	435,004	482,072	300,259

USES OF FUNDS:
Increase in noncurrent assets	11,694	1,544	—
Additions to investments	335	72	—
Additions to property, plant and equipment	204,271	142,660	111,991
Addition deferred charges	—	230	655
Decrease in long-term liabilities	—	1,643	8,259
Transfer of loans and derivatives to current liabilities	119,051	105,563	—
Interest on shareholders’ equity and dividends	75,300	55,000	39,696

Total uses	410,651	306,712	160,601

INCREASE IN WORKING CAPITAL	24,353	175,360	139,658

REPRESENTED BY:
CURRENT ASSETS AT YEAR END	1,105,286	882,553	598,135
CURRENT LIABILITIES AT YEAR END	(690,156)	(491,776)	(382,718)
Working capital at year end	415,130	390,777	215,417
Working capital at beginning of the year	390,777	215,417	75,759

INCREASE IN WORKING CAPITAL	24,353	175,360	139,658

The accompanying notes are an integral part of these consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

	Years ended December 31,
	2004	2003	2002
Operating activities:
Net income	181,980	189,365	147,621
Adjustments to reconcile net loss to cash provided by operating activities
Depreciation and amortization	205,404	197,055	184,760
Shared system depreciation apportionment	(3,250)	(3,360)	—
Gain (losses) on derivative contracts	43,482	144,906	(239,911)
Monetary/exchange variation loans and financing	(22,948)	(110,306)	223,604
Loss on permanent asset disposals	1,133	492	4,275
Allowance for doubtful accounts	21,941	10,504	17,833
Increase in customer accounts receivable	(107,677)	(61,821)	(18,821)
Increase (decrease) in taxes receivable	(48,733)	(12,210)	24,591
Increase in other current assets	(79,854)	(38,602)	(657)
Increase in other noncurrent assets	(2,295)	(2,250)	(394)
Increase (decrease) in payroll and related accruals	1,112	(371)	(2,286)
Increase (decrease) in accounts payable and accrued expenses	132,944	74,650	(26,283)
Increase (decrease) in other current liabilities	23,321	11,072	(2,218)
Decrease in accrued interest	(1,051)	(3,041)	(54)
Increase in taxes payable	2,019	34,948	12,525
Increase in reserve for contingencies	2,430	2,452	91
Increase in pension and other post-retirement benefit Plans	479	—	—
Increase in other noncurrent liabilities	7,374	—	—
Increase (decrease) derivatives	10,902	31,228	38,917

Net cash from operating activities	368,713	464,711	363,593

Investing activities:
Additions to investments	(335)	(72)	—
Additions to property, plant and equipment	(204,271)	(142,660)	(111,991)
Additions to deferred charges	—	(230)	(655)
Proceeds from asset disposals	255	48	97

Net cash from investing activities	(204,351)	(142,914)	(112,549)

Financing activities:
Loans repaid	(101,618)	(110,402)	(55,866)
Dividends and interest on shareholders’ equity	(56,131)	(30,469)	(35,681)

Net cash from financing activities	(157,749)	(140,871)	(91,547)

Increase (decrease) in cash and cash equivalents	6,613	180,926	159,497

Cash and cash equivalents at beginning of year	486,119	305,193	145,696
Cash and cash equivalents at end of year	492,732	486,119	305,193

The accompanying notes are an integral part of these consolidated financial statements.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

1. Operations and background

a. Incorporation

Celular CRT Participações S.A. (“Celular CRT” or the “Company”) is a publicly-held company whose controlling shareholders, on December 31, 2004, are TBS Celular Participações S.A. (27.49% of the total capital stock), Brasilcel N.V. (23.96% of the total capital stock) and Avista Participações Ltda. (15.52% of the total capital stock). The following companies have an interest in TBS Celular Participações S.A.: Brasilcel N.V. (96.27% of the total capital stock), Compañia de Comunicaciones do Chile S.A. (2.61% of the total capital stock) and Telefónica Móviles S.A. (1.12% of the total capital stock). Avista Participações Ltda. is a wholly-owned subsidiary of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles S.A. (50.00% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

b. Business and regulatory environment

Celular CRT Participações S.A is the controlling shareholder of Celular CRT S.A., which provides cellular telecommunication services in the state of Rio Grande do Sul, including the exercise of activities necessary or useful to perform such services, in accordance with the authorizations granted to it.

The authorization granted to Celular CRT S.A. shall be in force up to December 17, 2007 and may be renewed once for a 15 year term by means of the payment of annual rates of approximately 1% of its revenues.

As of July 6, 2003, Celular CRT implemented the Carriers Selection Code (CSP) (“Código de Seleção da Prestadora”), by which customers were allowed to choose their carrier for national (VC2 and VC3) and international long-distance services, in compliance with the rules of Personal Mobile Service (SMP) (“Serviço Móvel Pessoal”). In accordance with such system, cellular operators no longer receive VC2, VC3 and shift revenues; instead, they receive interconnection fees for the use of their network on these calls.

The subsidiary’s businesses, including the services it may provide, are ruled by the National Telecommunications Agency (ANATEL) (“Agência Nacional de Telecomunicações”), the telecommunication industry regulator, in accordance with Law No. 9,472 of July 16, 1997, and relevant regulations, decrees, decisions and plans.

2. Presentation of the financial statements

a.	Presentation of consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002

The accompanying financial statements are a translation and adaptation from those originally issued in Brazil. Certain reclassifications, modifications and changes in terminology have been made in order to conform more closely to reporting practices in the United States.

b. Methods of presentation of the financial statements

Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements pursuant to methods: (i) the corporate law method, which was and remains valid for all legal purposes, including

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

the basis for determining income taxes and calculation of mandatory minimum dividends; and (ii) the constant currency method, to present supplementary price-level adjusted financial statements, pursuant to standards prescribed by the Brazilian Securities Commission (CVM).

(i) The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges and shareholder’s equity accounts using indexes mandated by the Federal Government.

The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

(ii) The Constant Currency Method

Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of the latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities.

c. Presentation of financial statements as from January 1, 1996

The accompanying consolidated financial statements were prepared in accordance with Brazilian GAAP, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission—CVM, which includes monetary restatement of permanent assets and shareholder’s equity through December 31, 1995 (hereinafter referred to as “Brazilian GAAP”).

d. Principles of consolidation

These consolidated financial statements include the operations of the CRT Participações S.A. and Celular CRT as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004. All inter-company balances and transactions have been eliminated on consolidation.

e. Reclassifications

Certain reclassifications have been made to the prior periods to conform to the 2004 presentation.

3. Summary of principal accounting policies

a. Cash and cash equivalents

Are considered to be all available balances in cash and banks and highly liquid temporary cash investments, stated at cost, plus accrued interest to the balance sheet date, with original maturity dates of three months or less.

b. Trade accounts receivable

Accounts receivable from cellular subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable, net also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as the accounts receivable from the sale of handsets and accessories.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

c. Allowance for doubtful accounts receivable

Allowance is provided for trade accounts receivable whose recoverability is not considered probable.

d. Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Resulting gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of operations, as part of financial expense, net.

Exchange variation and premiums related to foreign currency are calculated and recorded on an accrual basis regardless of the settlement period.

e. Inventories

Consist of handsets and accessories stated at the average cost of acquisition. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete.

f. Prepaid expenses

Are stated at amounts disbursed for expenses which have not been incurred.

g. Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation, restated for inflation until December 31, 1995. Cost incurred for maintenance and repair that increase installed capacity or useful life are capitalized. Other maintenance and repair costs are charged to income as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. Depreciation rates are shown in Note 16 (b).

The present value of costs to be incurred to disassemble towers and equipment in leased property is capitalized and amortized over the related equipment’s useful life, not to exceed the term of lease agreements.

The Company did not capitalize interest in 2004, 2003 and 2002.

h. Vacation payable accrual

Cumulative vacation payable due to employees is accrued as earned.

i. Accrual for rewards program

The subsidiary has implemented a rewards program that enables users to accumulate points based on cellular services used, which may be exchanged in the future for cellular handsets. An accrual is recorded based on points earned as of the balance sheet date which are calculated, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

j. Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences and loss carryforwards are recorded as deferred tax assets or liabilities when it is more likely than not that the assets will be realized.

k. Loans and financing

Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l. Fistel fee

Fistel (Telecommunication Inspection Fund) fee paid at activation of subscribers are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m. Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to cases in which the likelihood of an unfavorable outcome is considered probable.

n. Pension and postretirement benefits

The subsidiary, together with other companies of the Brazilian Telecommunications System, sponsors a private pension entity (SISTEL) to manage the pension funds (defined benefit and defined contribution) and other postretirement benefits to their employees. Actuarial liabilities are determined using the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income (See Note 26).

o. Revenue recognition

Revenue from services is recognized when the services are rendered. Billing is on a monthly basis. Unbilled revenues are estimated and recognized as revenue as the services are rendered. Revenue from the sale of prepaid cellular handset cards is deferred and recognized in income when such cards are used, based on minute usage. Revenue from the sale of handsets and accessories is recorded at the moment of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are activated.

p. Financial expense, net

Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Gains and losses on derivative contracts are also included in financial expense, net.

q. Derivatives

The Company enters into certain derivative contracts to manage exposure to foreign currency exchange rate fluctuations in relation to the Brazilian real. These derivative contracts are calculated and recorded based on contractual terms and the exchange rates in effect at the balance sheet date. Resulting gains and losses, realized or unrealized, are recorded as “Financial expense, net”. Premiums paid or received in advance are deferred and amortized over the period of the respective contracts.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

r. Advertising expense

Advertising costs are charged to expense as incurred and amounted to R$42,076, R$28,061 and R$26,028 for the years ended December 31, 2004, 2003 and 2002, respectively.

s. Employees’ profit sharing

Accruals are made to recognize the estimated expenses for employee’s profit sharing, for which payment is subject to approval at the annual Shareholders’ Meeting.

t. Earnings per thousands of shares

Earnings per thousands of shares are calculated based on the number of shares outstanding at the balance sheet date.

u. Segment information

The subsidiary operates solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the state of Rio Grande do Sul.

v. Use of estimates

The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

4. Net operating revenue

	Years ended December 31,
	2004	2003	2002
Monthly subscription charges	89,893	104,140	148,113
Usage charges	584,025	573,406	446,572
Roaming charges	—	10,912	14,700
Additional charges per call	17,662	17,239	15,883
Interconnection	453,850	406,013	362,392
Other services and Data services	114,983	65,823	39,409

Gross operating revenue from services	1,260,413	1,177,533	1,027,069
Value-added tax on services—ICMS	(200,322)	(169,499)	(156,150)
PIS and COFINS	(45,670)	(39,355)	(36,738)
Service tax—ISS	(385)	(136)	(16)
Discounts granted	(36,252)	(97,217)	(35,128)

Net operating revenue from services	977,784	871,326	799,037

Goods sold (handsets and accessories)	291,737	221,196	135,209
Value-added tax on goods sold—ICMS	(20,358)	(24,316)	(19,984)
PIS and COFINS	(20,901)	(8,401)	(3,896)
Discounts granted	(41,842)	(20,057)	(9,879)
Returns of goods	(12,091)	(7,048)	(4,172)

Net operating revenue from goods sold (handsets and accessories)	196,545	161,374	97,278

Net operating revenue	1,174,329	1,032,700	896,315

There are no customers which contributed with more than 10% of total gross operating revenue during the years ended December 31, 2004, 2003 and 2002, except Brasil Telecom S.A., a fixed telephone operator, which contributed with approximately 22.5%, 22.4% and 30.2% of total gross revenue, respectively, mainly through interconnection revenues.

5. Cost of services and goods sold

	Years ended December 31,
	2004	2003	2002
Depreciation and amortization	(162,099)	(158,674)	(154,765)
Products sold	(304,314)	(198,452)	(126,950)
Interconnection/ interlinks	(27,613)	(59,181)	(69,559)
Leased lines	(25,030)	(25,196)	(33,936)
Outside services	(29,326)	(21,206)	(10,120)
Taxes and contributions	(47,060)	(37,540)	(36,910)
Rent, insurance and other related expenses	(15,803)	(17,853)	(14,922)
Personnel	(8,597)	(7,526)	(8,735)
Other	(701)	(545)	(681)

	(620,543)	(526,173)	(456,578)

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

6. Operating (expenses)

a. Selling

	Years ended December 31,
	2004	2003	2002
Outsourced services (1)	(175,972)	(104,289)	(98,244)
Allowance for doubtful accounts receivable	(21,941)	(10,504)	(17,833)
Personnel	(27,507)	(23,074)	(24,273)
Depreciation	(29,683)	(24,382)	(20,259)
Rent, insurance and other related expenses	(4,467)	(3,625)	(3,588)
Supplies	(3,668)	(656)	(857)
Taxes and contributions	(32)	(32)	(123)
Other	(1,627)	(4,695)	(3,158)

	(264,897)	(171,257)	(168,335)

(1)	Outsourced services include advertising in the amount of R$42,076 (R$28,061 in 2003 and R$26,028 in 2002).

b. General and administrative

	Years ended December 31,
	2004	2003	2002
Outsourced services	(50,981)	(47,624)	(54,460)
Depreciation	(13,622)	(13,999)	(9,736)
Personnel	(23,413)	(21,474)	(14,790)
Rent, insurance and other related expenses	(5,099)	(4,513)	(3,015)
Taxes and contributions	(286)	(162)	(89)
Supplies	(2,154)	(1,246)	(973)
Other	(67)	(332)	(74)

	(95,622)	(89,350)	(83,137)

7. Other operating income (expense), net

	Years ended December 31,
	2004	2003	2002
Income:
Fines	3,478	3,521	4,841
Recovered expenses	30,895	1,860	9,202
Reversal of provisions	—	3,488	9,400
Reversal of provisions (contingencies)	558	—	540
Trade incentives	8,052	—	—
Other	7,170	1,237	3,515
Expense:
Reserves for contingencies	(2,988)	(2,452)	(877)
Taxes other than income taxes	(15,479)	(10,098)	(8,184)
Other	(4,350)	(1,487)	(121)

Total	27,336	(3,931)	18,316

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

8. Financial income, net

	Years ended December 31,
	2004	2003	2002
Financial income:
Interest income	88,707	96,321	35,664
Monetary/exchange variation on assets	24,415	114,138	1,001
Derivative contracts, net	—	—	239,911
PIS and COFINS on financial income	(14,369)	(13,076)	(11,397)

Total	98,753	197,383	265,179

Financial expenses:
Interest expense	(28,343)	(31,774)	(33,431)
Monetary/exchange variation on liabilities	(1,099)	(3,039)	(224,265)
Derivative contracts, net	(43,482)	(144,906)	—

Total	(72,924)	(179,719)	(257,696)

Financial income, net	25,829	17,664	7,483

No interest was capitalized during the year ended December 2004, 2003 and 2002, respectively.

9. Nonoperating expense, net

	Years ended December 31,
	2004	2003	2002
Loss on permanent asset disposals	(1,133)	(492)	(4,275)
Additional pension plan expense	(5,751)	—	—
Other	(891)	(715)	627

	(7,775)	(1,207)	(3,648)

10. Income and social contribution taxes

Brazilian income taxes comprise federal income tax and the social contribution tax. For the three-year period ended December 31, 2004, the income tax rate was 25% and the social contribution tax rate was 9%. Deferred income tax assets and liabilities related to temporary differences and tax loss carryforwards were calculated at the tax rate of 34%.

The composition of income tax expense is as follows:

	Years ended December 31,
	2004	2003	2002
Current tax expense	(63,877)	(36,886)	(16,318)
Deferred income tax benefit (expense)	7,200	(32,195)	(46,477)

Total	(56,677)	(69,081)	(62,795)

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates of 34% in 2004, 2003 and 2002:

	Years ended December 31,
	2004	2003	2002
Income before taxes as reported in the accompanying financial statements	238,657	258,446	210,416
Taxes charged at the combined statutory rate	(81,143)	(87,872)	(71,541)
Permanent additions:
Non-deductible expenses	—	(31)	(8)
Other	(1,514)	(151)	(228)
Permanent exclusions:
Interest on shareholders’ equity (Note 24)	25,602	18,700	8,397
Other	378	273	585

Income and social contribution taxes as reported in the accompanying financial statements	(56,677)	(69,081)	(62,795)

Effective rate	23.7%	26.7%	29.8%

The composition of deferred tax assets is as follows:

	Years ended December 31,
	2004	2003
Deferred tax assets:
Tax credits recorded on corporate restructuring (Note 23)	24,968	58,258
Accrual/allowance for:
Inventory obsolescence	714	236
Contingencies	2,293	1,467
Doubtful accounts receivable	3,425	2,667
Rewards program	3,187	1,726
Income tax and social contribution tax losses carryforwards	5,662	5,142
Technical assistance	—	2,963
Pension fund	3,357	3,826
Other	9,584	2,996

Total	53,190	79,281

Current	30,629	36,253
Noncurrent	22,561	43,028

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

Deferred taxes have been recorded as it is more likely than not that they will be realized, as follows:

a) Tax loss and social contribution carryforwards are offset up to a limit of 30% per year on taxable income for each year.

b) Tax credits recorded on corporate restructuring represent the tax benefit recorded as a result of the corporate restructuring described in Note 23. The realization of these tax credits occurs in the same proportion as the amortization of goodwill, over a period of five years from 2000. External consultants opinions used in the corporate restructuring process give grounds to the recovery of the amount within such term.

c) Temporary differences: will be realized upon payment of accruals or effective losses on bad debts or realization of inventories.

Technical study of feasibility approved by the Company’s Board of Directors indicates the full recovery of recognized deferred tax amounts within the term set forth in CVM Instruction No. 371.

11. Supplemental cash flow information

	2004	2003	2002
Income and social contribution tax paid	83,185	30,111	4,980
Interest paid	15,313	21,496	23,803

12. Cash and cash equivalents

	As of December 31, 2004	As of December 31, 2003
Banks	6,849	5,754
Temporary cash investments	485,883	480,365

Total	492,732	486,119

Temporary cash investments refer principally to bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13. Trade accounts receivable, net

	As of December 31, 2004	As of December 31, 2003
Unbilled services	55,795	37,488
Billed services	76,637	56,902
Interconnection	68,652	40,875
Products sold	71,472	49,324
Allowance for doubtful accounts receivable	(10,074)	(7,843)

Total	262,482	176,746

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

There are no customers which contribute with more than 10% of accounts receivable, net at December 31, 2004 and 2003, except for Brasil Telecom S.A- BrT, which represent approximately 12% and 15% respectively, mainly through interconnection.

The changes in the allowance for doubtful accounts receivable were as follows:

	Years ended December 31,
	2004	2003	2002
Beginning balance	7,843	6,636	12,939
Allowance for doubtful accounts receivable charged to selling expenses	21,941	10,504	17,833
Write-offs	(19,710)	(9,297)	(24,136)

Ending balance	10,074	7,843	6,636

14. Recoverable taxes

	As of December 31, 2004	As of December 31, 2003
Prepaid/recoverable income and social contribution taxes	54,585	54,195
Withholding income tax	38,629	6,502
Recoverable ICMS (state VAT)	49,705	33,843
Other recoverable	22,547	2,012

Total recoverable taxes	165,466	96,552

ICMS on deferred sales	13,348	7,438

Total	178,814	103,990

Current	155,775	93,223
Noncurrent	23,039	10,767

15. Inventories

	As of December 31, 2004	As of December 31, 2003
Cellular handsets and accessories	107,533	52,061
Reserve for obsolescence	(2,101)	(693)

	105,432	51,368

Reserve for obsolescence is calculated for cellular handsets which are considered to be obsolete or for slow moving inventories.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

16. Property, plant and equipment, net

a. Composition

	As of December 31, 2004			As of December 31, 2003
	Cost	Accumulated depreciation	Net book value	Net book value
Construction-in-progress	111,545	—	111,545	85,161
Automatic switching equipment	270,793	(182,044)	88,749	113,902
Transmission equipment	726,089	(501,270)	224,819	216,637
Land	7,494	—	7,494	6,875
Terminal equipment (1)	84,911	(51,500)	33,411	12,918
Buildings	18,476	(2,522)	15,954	24,569
Infrastructure	219,904	(87,279)	132,625	127,721
Software	135,079	(84,691)	50,388	54,123
Other assets	170,143	(91,987)	78,156	92,955

	1,744,434	(1,001,293)	743,141	734,861

(1)	In March 2003, the Company changed its estimate of the useful life of handsets from 24 to 18 months to better reflect the impact of usage of these assets. The effect of this change in estimate in 2003 was to increase depreciation expense by R$6,108 as compared with 2002 year.

b. Depreciation rates

The annual depreciation rates applied to property, plant and equipment for the years ended December 31, 2004, 2003 and 2002 are as follows:

	As of December 31, 2004	As of December 31, 2003
Automatic switching equipment	14.29	14.29
Transmission equipment	14.29	14.29
Terminal equipment	66.67	66.67
Buildings	4.00	4.00
Infrastructure	4.00—20.00	4.00—20.00
Software rights	20.00	20.00
Other assets	10.00—20.00	10.00—20.00

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

c. Rentals

The Company rents equipment and premises through a number of operating leases agreements that expire at different dates. Total annual rent expense under these agreements was R$25,030, R$25,196 and R$33,936 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company and its subsidiary lease equipment and property by means of a number of agreements with varying maturity dates. Future minimum rental payments under non-cancelable lease agreements with terms in excess of one year are as follows:

Year ending December 31,	(Unaudited) Amount
2005	5,983
2006	5,533
2007	4,996
2008	4,649
2009 and thereafter	33,902

Total minimum payments	55,063

17. Accounts payable and accrued expenses

	As of December 31, 2004	As of December 31, 2003
Suppliers	294,624	172,696
Interconnection/connection	6,679	1,540
Amounts due under SMP	33,686	22,190
Technical assistance	9,205	8,715
Other	3,495	2,230

	347,689	207,371

18. Dividends payable

	As of December 31, 2004	As of December 31, 2003
Payable by the Company to:
Common shareholders	25,786	18,236
Preferred shareholders	38,219	28,514
Prior year dividends not claimed	4,372	2,458

	68,377	49,208

Dividends payable as of December 31, 2004 include interest on shareholders’ equity in the amount of R$64,005, net of withholding income tax of R$11,295 (R$46,750 in 2003), which payments are subject to approval at the annual shareholders’ meeting.

In accordance with the Company’s by-law and in conformity to the Corporate Law 6.404/76, unclaimed dividends expire after 3 years.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

19. Other liabilities

	As of December 31, 2004	As of December 31, 2003
Deferred revenues—prepaid customers	44,754	25,491
Allowance for reward program(a)	9,375	5,078
Provision for pension plan FCRT	9,395	11,254
Other liabilities—related parties	5,735	4,176
Other	7,436	1

Total	76,695	46,000

Current	69,321	46,000

Noncurrent	7,374	—

(a)	The Company has reward programs in which the calls are transformed into points usable in future exchanges of handsets. Accumulated points are reserved as they are obtained, based on historical redemption data, accumulated points and average point cost.

20. Loans and financing

a. Composition of debt

Description	Currency	Annual interest	Final maturity	As of December 31, 2004	As of December 31, 2003
Financial institutions:
Banco Europeu—foreign financing	US$	1.45% p.a. + LIBOR	09/14/07	159,264	173,352
Citibank—OPIC	US$	1.65% p.a. + LIBOR	07/25/05	33,180	72,230
Itaú several—debt assumption	US$	1.825% p.a.+ LIBOR	09/20/05 to 10/03/05	65,954	71,788
Citibank—Resolution No. 4,131	US$	1.55% p.a. + LIBOR	11/07/05	6,636	14,446
Dresdner—Resolution No. 63	US$	11.0% p.a.	12/27/04	—	28,892
Bank of Tokyo—Resolution No. 4,131	US$	1.55% p.a. + LIBOR	04/30/04	—	28,892
Interest				2,932	3,983

				267,966	393,583

Current				108,702	105,105
Noncurrent				159,264	288,478

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

b. Repayment schedule

The long-term portion of loans and financing matures as follows:

As of December 31, 2004
Year-
2007	159,264

Total	159,264

c. Guarantees

Banks	Guarantee
Banco Europeu—foreign financing	Bank guarantee
Citibank	Guarantee of Overseas Private Investment Corporation—OPIC

d. Derivative contracts

On December 31, 2004, the Company had foreign currency exchange contracts with notional amounts of US$114,542 thousand (US$136,504 thousand on December 31, 2003) to protect its obligations against exchange fluctuations. At December 31, 2004, the Company recorded a net gain of R$12,471 (R$66,855 on December 31, 2003), related to these contracts All of these arrangements have contractual maturities in 2005.

Under the terms of these arrangements, the Company is required to pay the counter parties the amount that the variation of the CDI (Brazilian bank certificates of deposit rate) on the notional value exceeds the variation of the U.S. dollar exchange rate. If the inverse occurs, the subsidiary is entitled to receive the difference from the counter parties. The gains and losses attributable to these instrument are calculated as if the contract were settled on the balance sheet date and accrued and recognized as an adjustment to financial income or expense in the period in which the change occurs.

e. Restrictive covenants

The Company entered into loan agreements with Banco Europeu and Citibank—OPIC, whose balances on December 31, 2004 are R$159,264 and R$33,180, respectively. On such date, the Company and its subsidiary reached several economical and financial indexes established in agreement.

21. Reserve for contingencies

The Company is party to a number of lawsuits, with respect to labor, tax and civil claims. The Company’s management, based on external legal counsel’s opinion, has recognized a provision for those claims for which an unfavorable outcome is considered probable.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

Components of the reserve are as follows:

	As of December 31, 2004	As of December 31, 2003
Labor claims	885	438
Civil claims	5,173	3,678
Disputed tax claims	686	198

Total	6,744	4,314

Current	4,718	—
Long-term	2,026	4,314

The changes in the reserve for contingencies are as follows:

	Years ended December 31,
	2004	2003	2002
Beginning balance	4,314	1,862	1,770
Additional reserve net of reversal	2,430	2,452	337
Adjustments	—	—	(245)

Ending balance	6,744	4,314	1,862

The main tax contingencies, in which the subsidiary is involved, are as follows:

21.1. Tax claims

21.1.1. Probable losses

Based on the opinion of its legal and tax counsels, the Company has no relevant tax claim which possibility of loss is classified as probable.

21.1.2. Possible losses

Based on the opinion of its legal counsels and tax consultants, management believes that settlement of the following issues shall not represent a relevant adverse affect on its financial situation and, therefore, it did not recognize any provisions in the financial statements as of December 31, 2004.

In the cases in which the chance of loss is classified as possible, the amount involved is R$54,156 in relation to the following issues:

a) State VAT (ICMS)

Celular CRT received a delinquency notice issued by Treasury Secretary of the State of Rio Grande do Sul as a result of the nonpayment of the ICMS allegedly levied on international calls, originated in Brazil during a specified period.

Management is of the opinion that the predecessor company should be held liable for any tax liability resulting from ICMS on revenues of international calls recorded during the period prior to its incorporation.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

Management has not established any provision with respect to this notice. The amount involved is approximately R$45,300.

b) Tax on Services (ISS)

The Treasury Secretary of Porto Alegre issued delinquency notices in the aggregate amount of R$1,613, including: (i) R$875—ISS on accreditation; and (ii) R$738—ISS on related services (call blocking, line transfer, information, notices, etc.).

All of these claims are awaiting judgment by the Taxpayer Board of the Municipality of Porto Alegre.

c) Income tax on derivative transactions

Upon enactment of Law No. 9,779/99, gains from any investment or financial transaction in fixed or variable rate became subject to the withholding income tax, even in case of derivative contracts made by filed a lawsuit objecting to the requirement to pay withholding income tax on derivatives transactions. The decision rendered by the lower court considered the action groundless, and the Company filed an appeal that is awaiting judgment. The amount of R$1,646 has been deposited in court, therefore, no new disbursements shall be required.

21.2. Labor and civil claims

Include several labor and civil claims, for which a reserve has been provided as shown above, in an amount considered to be sufficient to cover probable losses.

In cases in which the chance of loss is classified as possible, the aggregate amount involved is R$24,646 for civil claims and R$5,639 for labor claims.

22. Pension and other postretirement benefit plans

a) Plano Visão

Upon approval of the sponsor withdrawal process with Fundação dos Funcionários da CRT—FCRT, the Complementary Social Security Secretary also approved Plano de Benefícios Visão Celular CRT—Plano Visão, implemented by the Celular CRT Participações S.A. as of March 1, 2004, upon which the mentioned plan has been offered to its participants and has a characteristic of an individual contribution plan managed by Fundação Sistel de Seguridade Social—SISTEL. Plano Visão is funded by contributions made by participants (employees) and by the sponsor, credited to participants’ individual accounts. The sponsor is responsible for the cost of all associated administrative and maintenance expenses, including for the estimate of accounts balances in benefits of participants’ death and disability.

The Company’s contributions to Plano Visão Celular are equal to participants’, ranging between 0% and 9% on participation salary, pursuant to the percentage chosen by participant.

During the term of ten months ended on December 31, 2004, the Celular CRT Participações S.A. made a contribution to Plano Visão Celular in the amount of R$585.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

The projected unit cost method was used for actuarial appraisal of the plan, which relevant assets are positioned on December 31, 2004.

In 2004, the Company recognized pro rata the actuarial cost of R$479.

The following table demonstrates the composition of the provision for retirement benefit plans as of December 31, 2004, in addition to other information required by CVM Resolution No. 371, of December 13, 2000, on such plans.

As of December 31, 2004
Plano Visão
Visão	479

Total	479

i) Reconciliation of assets and liabilities

As of December 31, 2004
Plano Visão
Total actuarial liabilities	(1,006)
Assets fair value	527

Net liabilities	(479)

Although Plano Visão is a defined contribution plan, there is an actuarial risk of death and disability, which shall be borne by the sponsor, and the respective actuarial calculation on such risks is required.

ii) Estimated expense for 2005

2005
Plano Visão
Service cost	137
Interest cost	105
Estimate assets earnings	(74)
Employees contribution	(13)

155

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

iii) Actuarial assumptions

Plano Visão As of December 31, 2004
Actual rate used for discount at current value of actuarial liabilities	11.30%
Estimate return rate on plan assets	13.75%
Future salary growth rate	7.10%
Mortality table	UP 84 with hazard risk of 1 year and sex segregated
Disabled mortality table	IAPB-57
Disability table	Mercer Disability
% of participants married on retirement date	95%
Number of retired participants of Plano Visão	—
Number of working participants of Plano Visão	265

b) Withdrawal process as sponsor of FCRT plan

A sponsorship withdrawal agreement in connection with FCRT plan was executed on December 21, 2001, and approved by the Complementary Social Security Secretary on December 30, 2003.

In accordance with this agreement, the Company agreed to transfer to SISTEL the amounts of the reserve of working participants’ savings that migrate to Plano Visão. The reserve has been estimated based on the proportional benefit method.

Such transfers begun in October 2004, and on December 31, 2004 have totaled R$8,797.

In addition, the Company made a reserve of R$9,395, of which R$5,201 as withdrawal reserve of participants holding an Intention Statement to Migrate to BrTPREV, and who are awaiting the settlement of cases pending in INSS (Social Security) in order to obtain retirement benefits. The provisioned balance shall be transferred during 2005, upon completion of the validation of amounts showed.

The amount showed by BrTPREV as contingency liability of judicial and actuarial nature in the amount of R$13,842, which accuracy and chances of being favorable to the Company may not be determined at this time, is being analyzed.

23. Corporate restructuring

On October 11, 2000, the Company completed a corporate restructuring to transfer a tax benefit to the Company related to the goodwill paid by the Company’s controlling shareholders in the privatization process. The goodwill and related tax benefit on the date of transfer amounted to R$481,402 and R$160,800, respectively. The tax benefit was recorded as deferred tax with a corresponding entry to a special goodwill reserve in shareholders’ equity. This tax benefit is being realized in proportion to the amortization of the goodwill over a period of 5 years. The special goodwill reserve is transferred to capital with a corresponding issuance of shares to the Company’s controlling shareholders as related tax benefit is realized. In connection with the issuance of these shares, the Company’s other shareholders are entitled to preemptive rights. Proceeds received in connection with the exercise of preemptive rights are payable to the Company’s controlling shareholders. This tax benefit, as of December 31, 2004 and December 31, 2003, amounted to R$24,968 and R$58,258, respectively.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

24. Shareholders’ equity

a. Capital

The Company’s authorized capital at December 31, 2004 was 5 billion shares. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares (in thousands)	Shares outstanding December 31, 2003	Capital increase (a)	Shares outstanding December 31, 2004
Common shares	1,280,636	70,281	1,350,917
Preferred shares	1,884,178	—	1,884,178
Total	3,164,814	—	3,235,095
(–) Treasury preferred shares	(63,989)	—	(63,944)
Total outstanding	3,100,825	70,281	3,171,151
In thousand of Brazilian reais—Corporate law (historical)	157,885	99,409	257,294

(a)	Capitalization of tax credit approved by Board of Directors Meeting on March 31, 2004

At Extraordinary Meeting of the Administration Council held on March 30, 2004, an increase of capital stock by R$ 99,409 was approved, through the issuance of 70,281 thousand new shares as a result of the financial realization of part of the capital reserve generated in the corporate restructuring.

The capital may be increased only by a decision taken at a shareholder’s meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholder’s meeting.

The preferred shares are non-voting except under limited circumstances, are entitled to receive cash dividends 10% higher than those attributed to common shares and have priority over the common shares in the case of liquidation of the Company.

b. Capital reserves

Special goodwill reserve

This reserve was formed as a result of the corporate restructuring described in Note 23. According to CVM Instruction No. 319, of December 3, 1999, this reserve shall be used in future capital increases on behalf of the controlling shareholders whenever the amortization of the goodwill paid in the acquisition of the Company results in a reduction of income tax and social contribution tax payable.

c. Income reserves

Statutory reserve

Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve reaches 20% of paid-in share capital, or 30% of nominal paid-in share capital plus capital reserves; thereafter, appropriations to this reserve are not mandatory. This reserve can be used only to increase share capital or offset accumulated losses.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

Special reserve for expansion

The special reserve for expansion and modernization is based on the capital budget prepared by management, which shows the requirement of funds for investment projects for the next years.

d. Contingency reserve

The amounts resulted from the spin-off process of Companhia Riograndense de Telecomunicações—CRT and which purpose is to guarantee any judicial decision in connection with judicial actions regarding capitalization realized in 1996 and 1997 by such company.

e. Interest on shareholders’ equity and dividends

Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined) on such date. The annual dividend distributed to holders of preferred shares (the “preferred dividend”) has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares. Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

For purposes of Brazilian GAAP, and in accordance with the Company’s by-laws, the “Adjusted Net Income” is an amount equal to the Company’s net income adjusted to reflect allocations to or from (i) the legal reserve; (ii) the statutory reserve; (iii) a contingency reserve for anticipated losses, if any; (iv) a reserve for future investment projects, if any and (v) an unrealized income reserve, if any.

The proposed dividend was calculated as follows:

	2004	2003	2002
Consolidated net income	181,980	189,365	147,621
Add:
Consolidation adjustments	—	2,819	—

Net income at Celular CRT Participações S.A. level in accordance with Brazilian GAAP	181,980	192,184	147,621

Deduct:
Appropriation to legal reserve	(9,099)	(9,609)	(7,381)

Adjusted net income	172,881	182,575	140,240

Minimum dividend (25% on adjusted net income)	64,005	46,750	35,991

Proposed dividend and interest on shareholders’ equity:
Common shares	25,786	18,236	13,200
Preferred shares	38,219	28,514	22,791

Total	64,005	46,750	35,991

	2004	2003	2002
Dividend and interest on equity per thousand shares (Brazilian reais):
Common shares	22.46	14.24	11.38
Preferred shares	24.70	15.66	12.52

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

The Celular CRT Participações S.A. has an option to pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

In 2004, 2003 and 2002 the Celular CRT Participações S.A. decided to pay interest on shareholders’ equity, which is subject to a 15% withholding tax. The amount of dividends declared, for payment as interest on shareholders’ equity, included applicable withholding tax. Interest on shareholders’ equity proposed by the Celular CRT Participações S.A. management was accounted for considering its approval by the Shareholders’ Meeting.

Management proposed for the year ended December 31, 2003 that interest on shareholders’ equity, net of withholding tax, in the amount of R$46,750 (R$14.24 and R$15.66 per thousand shares) payable to common and preferred shares respectively. This interest on shareholders’ equity was approved by Ordinary Shareholders’ Meeting held on March 24, 2004. Management proposed for the year ended December 31, 2002 that interest on shareholders’ equity, net of withholding tax, in the amount of R$35,991 (R$11.38 and R$ 12.52 per thousand shares) payable to common and preferred shares respectively. This interest on shareholders’ equity was approved by Ordinary Shareholders’ Meeting held on March 26,2003.

At the 42th Extraordinary Meeting of the Board of Directors held on September 18, 2002 the proposal and payment of interim dividends was approved based on the financial statements as of June 30, 2002, to the holders of common and preferred shares, in the amount of R$12,924, corresponding to R$4.09 and R$ 4.50 per thousand shares, respectively. The payment was made on September 27, 2002. These dividends were approved by Ordinary Shareholders’ Meeting held on March 26, 2003.

Also, management proposed supplementary dividends for the year ended December 31, 2002 of R$ 2,072 (R$1.14 per thousand shares), exclusively to preferred shares. These dividends were approved by Ordinary Shareholders’ Meeting held on March 23, 2004 and March 26, 2003, respectively.

Dividends are calculated on the Celular CRT Participações S.A. adjusted net income for the year, which is determined using the equity method to account for the participation in the subsidiary net results. Consequently, the items shown as “Consolidation adjustments” in the consolidated statements of changes in shareholders’ equity, which are required to reconcile consolidated net income to the Holding Company’s net income, become part of the basis for calculating dividends.

25. Transactions with related parties

The main transactions with unconsolidated related parties are as follows:

•	Celular CRT has entered into a Consulting Service Agreement with TBS Celular Participações S.A. on account of telecommunication services, calculated based on a percentage applied on net revenue from services.

•	Use of Network and Long Distance (Roaming) Cellular Communications: these transactions involve companies owned by the same group, Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A.—Telesp, Telerj Celular S.A., Telest Celular S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A., Norte Brasil Telecom S.A. and Telecom São Paulo S.A. Some of these transactions are based on contracts signed by TELEBRÁS and the operating concessionaires before privatization under the terms established by ANATEL. As of July 2003, users may choose their carrier for long distance calls.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

•	Call-center services: provided by Atento Brasil S.A. to users of subsidiary telecommunications services, contracted for a period of 12 months, renewable for the same period.

A summary of the balances and transactions with unconsolidated related parties is as follows:

	As of December 31, 2004	As of December 31, 2003
Balance sheet items:
Current assets:
Trade accounts receivable	3,926	3,886
Other	7,326	2,872
Current liabilities:
Accounts payable and accrued expenses	(25,709)	(30,085)
Other liabilities	(5,735)	(4,176)

(continued next page)

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

	Years ended December 31,
	2004	2003	2002
Statement of income items:

Net Operating Revenue:
Tele Sudeste and subsidiaries	—	374	3,110
Tele Leste and subsidiaries	—	83	437
Telesp Celular and subsidiaries	—	1,552	643
Telecomunicações de São Paulo S.A.—TELESP	23,042	20,821	—

Total	23,042	22,830	4,190

Cost of Services:
Tele Sudeste and subsidiaries	—	(298)	(545)
Tele Leste and subsidiaries	—	(67)	(152)
Telesp Celular and subsidiaries	—	(1,345)	(347)
Telecomunicações de São Paulo S.A.—TELESP	—	(141)	—

Total	—	(1,851)	(1,044)

Selling Expenses:
Atento Brasil S/A	(31,598)	(25,716)	(25,075)

Total	(31,598)	(25,716)	(25,075)

General and Administrative Expenses:
Telecomunicações de São Paulo S.A.—TELESP	(371)	—	—
TBS Celular Participações S.A—Techinical assistance	(9,770)	(8,715)	(8,136)
Terra Brasil	(209)	(531)	(85)
Telefônica Gestão de Serviços Compart.—T-Gestiona	(6,362)	(1,975)	—
Tele Sudeste and subsidiaries	—	—	(12,867)
Telesp Celular and subsidiaries	—	—	(3,907)

Total	(16,712)	(11,221)	(24,995)

Financial Income (Expense), net:
Telefonica Empresas S.A	62	—	—
T.Empresas Brasil	2,400	—	(4,133)

Total	2,462	—	(4,133)

Recovered expenses from companies—Joint Venture Brasilcel:
Tele Sudeste and subsidiaries	1,859	1,821	—
Tele Leste and subsidiaries	411	433	—
Telesp Celular and subsidiaries	6,406	4,591

Total	8,676	6,845	—

Expenses distributed from companies—Joint Venture Brasilcel:
Tele Sudeste and subsidiaries	(8,370)	(10,631)	—
Tele Leste and subsidiaries	(926)	(896)	—
Telesp Celular and subsidiaries	(26,009)	(15,888)	—

Total	(35,305)	(27,415)	—

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

26. Management compensation

In 2004, 2003 and 2002 management compensation of R$665, R$594 and R$841 respectively, were recorded as expenses.

27. Insurance

The Company maintains a monitoring policy of risks inherent to its operations. Consequently, on December 31, 2004, the Company had insurance contracts in force to cover operating risks, general liability and health, etc. The Company’s Management is of the opinion that these values are sufficient to cover any losses. The main assets, liabilities or interest covered by insurance and respective amounts are as follows:

Modality	Amounts insured
Operating risks	R$796,320
General civil liability—RCG	R$5,822
Vehicle (officers fleet)	Fipe Table and R$200 for DC/DM
Vehicle (operational fleet)	R$200 for DC/DM

28. Financial instruments and risk management

a. Risks considerations

Celular CRT S.A. provides mobile telephone services in the State of Rio Grande do Sul pursuant to the authorization granted by the Federal Government. The operator is also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

The major market risks to which Celular CRT S.A is exposed in exercising their activities include:

•	Credit risk: resulting from any difficulty in collecting telecommunications services provided to their customers and revenues from sale of handsets by the Company’s distribution network, as well as the risk relating to swap transactions.

•	Interest rate risk: resulting from debt and derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR and CDI).

•	Currency risk: related to debt and derivative instruments contracted in foreign currencies which expose the Company to potential losses from adverse exchange rate fluctuations.

The Company actively manage their operations to mitigate these risks by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunications services is reduced by monitoring the customer portfolio and addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. Celular CRT S.A. customers use 75.5% prepaid services that require pre-loading, thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing a potential customer’s balance sheet, and using credit protection agencies’ database.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

The Company is also exposed to credit risk relating to their financial investments and receivables from swap transactions. The Company attempt to diversify such exposure by using reputable financial institutions.

Interest rate risk

The Company is exposed to interest rate risk, due to exchange derivative transactions and borrowings contracted in Brazilian reais associated with the cost of CDI rates. However, financial investments that are also indexed to the CDI neutralize such effect.

Foreign currency-denominated loans are also exposed to the risk of increase in floating interest rate (LIBOR). As of December 31, 2004, the principal amount of these transactions was US$99,847 (US$106,726 on December 31, 2003).

Exchange rate risk

Celular CRT S.A utilizes derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. The instruments usually used are swap, option and forward contracts.

The Company’s net exposure to currency risk as of December 31, 2004 is shown in the table below:

US$
Loans and financing	(100,952)
Derivative instruments	114,542

Net exposure	13,590

During 2004, the subsidiary entered into derivative instruments to hedge other foreign currency commitments against exchange variations.

b. Derivative contracts

The table below shows book values and estimated market values of loans and financing and foreign currency liabilities, as well as derivative operations:

	As of December 31, 2004
	Book value	Market value	Unrealized gain (loss)
Loans and financing	(267,966)	(273,074)	(5,108)
Derivative instruments	12,471	27,729	15,258

Total	(255,495)	(245,345)	10,150

	As of December 31, 2003
	Book value	Market value	Unrealized gain (loss)
Loans and financing	(393,583)	(398,688)	(5,105)
Derivative contracts	66,855	95,353	28,498

Total	(326,728)	(303,335)	23,393

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

The market value of loans and financing, and derivative instruments were determined based on discounted cash flows, utilizing available market information. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in the current market. The use of different market assumptions may have a material effect on estimates.

29. Telefónica Móviles stock plan

In May 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 449,624 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003 (6.20 Euros in 2002). The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective strike price.

In accordance with the stock option plan conditions based on Telefónica Móviles S.A. stocks (MOS Program), the options were required to be settled in the event of a change of control of the Company. In December 2002, Brasilcel N.V. acquired control of the Company and as a result, on December 31, 2003, the existing options were settled. The settlement amount was calculated for 50% of Series C options, considering the final bid price of the Telefónica Moviles, S.A. stock on January 2, 2004, converted at the average exchange rate at the date of payment.

In accordance with accounting practices followed in Brazil, the Company is not required to account for any effect of the plan, therefore no effect in the financial statements of the Companies was recorded.

30. Subsequent event

At March 30, 2005 the shareholders approved a reverse stock split of 3,235,095,228 nominative book entry shares, without par value, of which 1,350,917,074 were common shares and 1,884,178,154 were preferred shares, ,in the proportion of 100 shares to 1 share of the same class. After this reverse stock split, capital became represented by 32,350,952 nominative book entry shares, without par value, of which 13,509,171 common shares and 18,841,782 preferred shares.

Had the reverse stock split occurred on December 31, 2004, 2003 and 2002, shares outstanding would have amounted in thousands of share to 32,351, 31,648 and 30,438 respectively.

31. Summary of the differences between Brazilian GAAP and U.S. GAAP

a. Different criteria for capitalizing and amortizing capitalized interest

Until December 31, 1998, under Brazilian GAAP as applied by the Company, interest attributable to construction-in-progress was computed at the rate of 12% per year on the balance of construction-in-progress interest incurred on third-party loans was credited to interest expense and the excess interest capitalized was credited to capital reserves.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Years ended December 31,
	2004	2003	2002
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest capitalized during the period	3,463	1,839	3,352

U.S. GAAP difference	3,463	1,839	3,352

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	5,018	5,839	5,854
Less amortization under U.S. GAAP	(5,927)	(6,475)	(5,971)

U.S. GAAP difference	(909)	(636)	(117)

b. Reversal of proposed dividends

Under Brazilian GAAP proposed dividends are accrued in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared.

The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are proposed for U.S. GAAP purposes.

c. Pension and other postretirement benefits

The Company sponsors a single-employer defined pension benefit plan (Plano de Benefícios Visão CRT—Plano Visão) implemented by the subsidiary on March 1, 2004. The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, for the purposes of calculating the funded status, were applied.

On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of the beginning of the plan, directly to shareholders’ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

•	Under Brazilian GAAP, actuarial gains and losses are recorded in income when incurred up to the amount of pension liability recorded. Under U.S. GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

The effects of these different criteria for recognition of pension and other postretirement benefits on accrued pension (postretirement) benefit as of December 31, 2004, are presented below:

	As of December 31, 2004
	U.S. GAAP	Brazilian GAAP	Accumulated Difference
Accrued pension (postretirement) benefit	—	479	(479)

A summary of the liability as of December 31, 2004 for the Company’s active employees defined benefit pension plan (Plano Visão CRT) is as follows:

Reconciliation of Funded Status

Plano Visão CRT

As of December 31, 2004
Accumulated benefit obligation:
Vested	—
Nonvested	649

Total	649
Projected benefit obligation	1,006
Fair value of plan assets	(527)

Funded status	479
Unrecognized net transition obligation	(479)

Net amount recognized	—

d. Interest income (expense)

Brazilian GAAP requires interest to be shown as part of operating income. Under U.S. GAAP interest income (expense) would be shown after operating income.

e. Permanent assets

Brazilian GAAP has a class of assets called “permanent assets”. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and fiscal law accounts of Brazilian companies. Under U.S. GAAP the assets in this classification would be noncurrent assets.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

f. Monetary restatement of 1996 and 1997

The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized as an adjustment to income in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of operating income.

g. Income taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are consistent with SFAS No.109, “Accounting for Income Taxes”, except with respect to social contribution rate adopted, as explained below:

•	Under Brazilian GAAP, at December 31, 1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law the provision measure was approved in law 10.637 as of December 30, 2002. Therefore, until 2002 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2004 and 2003, no difference related to the social contribution tax rate. Under Brazilian GAAP, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

h. Earnings per share

Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributed and undistributed net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2004 and 2003) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis. Total dividends are calculated as described in Note 24. At December 31, 2004, 2003 and 2002, the Company was obligated to issue shares to the

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

controlling shareholders for the amount of the tax benefit realized relating to the corporate restructuring described in Notes 23). The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares—diluted presented below. The number of shares issuable was computed considering the balance of the goodwill reserve (R$473,600 in 2004, R$506,890 in 2003 and R$512,241 in 2002) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) during the last 20 trading days of each year.

For the periods presented below, the weighted average number of shares outstanding consider the effect of the reverse stock split described in Note 30. The computation of basic and diluted earnings per share is as follows:

	As of December 31, 2004		As of December 31, 2003		As of December 31, 2002
	Common	Preferred	Common	Preferred	Common	Preferred
	(in thousands, except per share data and percentages)
Basic numerator:
Actual dividends declared	30,337	44,963	22,215	34,857	14,467	24,979
Basic allocated undistributed dividends (a)	37,460	56,238	86,993	139,255	4,811	8,537
Allocated net income available for common and preferred shareholders	67,797	101,201	109,208	174,112	19,728	33,516
Basic denominator
Weighted average shares outstanding	13,336,348	18,201,880	12,507,868	18,201,880	11,285,041	18,201,880
Basic earnings per share	5.08	5.56	8.73	9.57	1.71	1.84

Diluted numerator:
Actual dividends declared	42,327	32,973	31,037	26,035	23,931	15,515
Diluted allocated undistributed earnings (a)	52,669	41,029	123,039	103,209	8,098	5,250
Allocated net income available for common and preferred shareholders	94,996	74,002	154,076	129,244	32,029	20,765

Diluted denominator:
Weight average shares outstanding	13,336,348	18,201,880	12,507,868	18,201,880	11,285,041	18,201,880
Dilutive effects of goodwill reserve	12,366,020	—	11,361,129	—	19,599,068	—
Diluted weight average shares	25,702,368	18,201,880	23,868,997	18,201,880	30,884,109	18,201,880
Diluted earnings per share	3.70	4.07	6.46	7.10	1.04	1.14

(a)	Effective December 30, 2002, preferred shareholders are entitled to receive per-share dividends of at least 10% greater than the per-share dividends paid to common shareholders. Undistributed earnings, therefore, from December 30, 2002 forward have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weight average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purpose, allocated undistributed earnings differ for such calculations.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

The Holding Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For 2004, 2003 and 2002, the Celular CRT Participações S.A. declared dividends of R$24.70, R$15.66 and R$12.52, respectively, per thousand preferred shares and R$22.46, R$14.24 and R$11.38 per thousand common shares, respectively (see Note 24).

i. Deferred revenue on sales of handsets.

Under Brazilian GAAP, revenues and costs from sales of handsets, including applicable value-added and other sales taxes, are recognized at the moment of sale to the customer. Under U.S. GAAP, in accordance with Staff Accounting Bulletin No. 104 (SAB 104), revenues from sales of handsets along with the related costs, including applicable value-added and other sales taxes, are deferred and amortized based on the expected useful life of the handset, estimated by management to be 18 months. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale. As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net or shareholders’ equity. The amount of unamortized deferred revenue and the related amounts of unamortized deferred costs was R$107,423, R$213,325 and R$194,396 at December 31, 2004, 2003 and 2002, respectively. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods by R$105,902 in 2004, decrease by R$18,929 in 2003 and decrease by R$20,546 in 2002.

j. Value-added and other sales taxes

Under Brazilian GAAP, these taxes are recorded as a reduction to revenues. Under U.S. GAAP, these taxes are recorded gross as revenue and the related costs of services and goods. This difference in accounting policy has no impact in net (loss) or shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both net revenues and cost of services and goods by R$287,251, R$241,571 and R$216,768 for 2004, 2003 and 2002, respectively.

k. Roaming

The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays Celular CRT’s subsidiaries for the service at the applicable rates. Conversely, when one of the subsidiaries’ customers roams outside the coverage area, the subsidiaries pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Brazilian GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. This difference in accounting practices has no impact on net (loss) shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$37,618 for 2004, R$30,557 in 2003 and R$30,522 in 2002.

l. Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage. Under Brazilian GAAP, the Company does not separately account for free minutes given in connection with sales of handsets.

m. Fistel tax

Beginning in 1999, under Brazilian GAAP, the Fistel (Telecommunication Inspection Fund) tax, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For U.S. GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at December 31, 2004, 2003 and 2002 is being adjusted in the reconciliation of the income differences between U.S. GAAP and Brazilian GAAP.

n. Derivative financial instruments

As mentioned in Note 28.d., the Company has entered into foreign currency swap and option contracts for long-term agreements at various exchange rates, in the notional amount of US$114,542 thousand at December 31, 2004 (US$136,504 thousand at December 31, 2003). Under Brazilian GAAP, foreign currency swap contracts are recorded in accordance with the terms of the contract as if they had been settled at the balance sheet date.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

At December 31, 2004 and 2003 for U.S. GAAP purposes, the Company has not designated its derivative contracts as accounting hedges as defined SFAS No. 133, and consequently, the Company’s derivative contracts are marked to market through earnings, for all periods presented.

o. Stock compensation—Telefónica Móviles Stock Plan

In May, 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 449,624 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31,2003. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective strike price.

In accordance with the Plan terms, the existing options are required to be settled in the event of a change in control of the Company. In December 2002, control of the Company was transferred to Brasilcel N.V. and consequently, on December 31, 2003, the options were settled.

The settlement amount was calculated for 50% of the Series C options based on the final bid price of Telefonica Moviles, S.A. stock on January 2, 2004, converted using the average exchange rate at the date of payment.

Under Brazilian GAAP, the Company does not account for the effect of the Plan. Under U.S. GAAP, equity instruments granted to an employee by a principal stockholder are accounted for by the employer company. Consequently, compensation expense was recorded under U.S. GAAP for this settlement.

Reconciliation of the net income differences between U.S. GAAP and Brazilian GAAP

	Years ended December 31,
	2004	2003	2002
Brazilian GAAP net income	181,980	189,365	147,621
Add (deduct):
Different accounting criteria for:
Amortization of monetary restatement of 1996 and 1997	(570)	(3,510)	(3,403)
Capitalized interest	3,463	1,839	3,352
Amortization of capitalized interest	(909)	(636)	(117)
Amortization of activation fees	—	216	1,782
Deferred Fistel tax on activation fee	(6,516)	(3,437)	3,939
Pension and other postretirement benefits	479	—	—
Derivative instruments	(9,674)	148,565	(150,179)
Stock option compensation (Plan MOS)	—	(777)	—
Free minutes given in connection with sales of handsets	(5,943)	—	—
Reversal of deferred social contribution (1% not enacted)	—	—	893
Deferred tax effect on GAAP adjustments	6,688	(48,369)	49,173
Reversal of deferred social contribution tax			(267)

U.S. GAAP net income	168,998	283,256	52,794

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

Net income per thousand shares in accordance with U.S. GAAP

	Years ended December 31,
	2004	2003	2002
Common shares—Basic:
U.S. GAAP net income	5.08	8.73	1.71
Weighted average common shares outstanding	13,336,348	12,507,868	11,285,041

Common shares—Diluted:
U.S. GAAP net income	3.70	6.46	1.04
Weighted average (thousand) common shares outstanding	25,702,368	23,868,997	30,884,109

Preferred shares—Basic and diluted:
U.S. GAAP net income	5.56	9.57	1.84
Weighted average (thousand) preferred shares outstanding	18,201,880	18,201,880	18,201,880

U.S. GAAP net income	4.07	7.10	1.14
Weighted average (thousand) preferred shares outstanding	18,201,880	18,201,880	18,201,880

Reconciliation of the shareholders’ equity differences between U.S. GAAP and Brazilian GAAP

	2004	2003
Brazilian GAAP shareholders’ equity	1,061,577	954,897
Add (deduct):
Different accounting criteria for:
Net balance of full indexation on permanent assets in 1996 and 1997	130	700
Capitalized interest	9,611	6,148
Amortization of capitalized interest	458	1,367
Deferred Fistel tax on activation fees	(18,051)	(11,535)
Pension and other postretirement benefits	479	—
Derivative contracts	18,824	28,498
Free minutes given in connection with sales of handsets	(5,943)	—
Deferred tax effects of GAAP adjustments	(1,873)	(8,561)

U.S. GAAP shareholders’ equity	1,065,212	971,514

Changes in shareholders’ equity under U.S. GAAP

	As of December 31,
	2004	2003	2002
Opening Balance	971,514	741,997	728,649
Adjustment on premium reserve	—	2,755	—
Stock option compensation (MOS Plan)	—	514	—
Tax incentive reserve	—	64	—
Net income for the year	168,998	283,256	52,794
Net income allocation	—	—	—
Dividends	—	(2,072)	(14,746)
Interest on shareholders’ equity	(75,300)	(55,000)	(24,700)

Balance at December 31	1,065,212	971,514	741,997

U.S. GAAP supplementary information-

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

	Years ended December 31,
	2004	2003	2002
Reconciliation of operating income under Brazilian GAAP to operating income under U.S. GAAP
Brazilian GAAP operating income as reported	246,432	259,653	214,064
Reversal of financial expense, net	(25,829)	(17,664)	(7,483)
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(570)	(3,510)	(3,403)
Amortization on capitalized interest	(909)	(636)	(117)
Amortization of activation fees	—	216	1,782
Deferred tax (Fistel) on activation fees	(6,516)	(3,437)	3,939
Loss on permanent assets disposals	(1,133)	(492)	(4,275)
Stock compensation plan—MOS Plan	—	(777)	—
Pension and other postretirement benefits	479	—	—
Free minutes given in connection with sales of handsets	(5,943)	—	—

U.S. GAAP operating income	206,011	233,353	204,507

	Years ended December 31,
	2004	2003	2002
Reconciliation of net revenue and costs under Brazilian GAAP to revenue and costs under U.S. GAAP
Brazilian GAAP net revenue	1,174,329	1,032,700	896,315
Reclassification to cost of services and goods:
Taxes on sales	287,251	241,571	216,768
Increase in roaming revenue	37,618	30,557	30,522
U.S. GAAP adjustments:
Deferred revenues on handset sales, net of amortization	105,902	(18,929)	(20,546)
Free minutes given in connection with sales of handsets	(5,943)	—	—

U.S. GAAP net revenue	1,599,157	1,285,899	1,123,059

Brazilian GAAP cost of services and goods	(620,543)	(526,173)	(456,578)
Reclassification to cost of services and goods:
Taxes on sales	(287,251)	(241,571)	(216,768)
Increase in roaming cost	(37,618)	(30,557)	(30,522)
Reclassification from sales expense:
Rewards program expense	(4,297)	(2,439)	(5,621)
U.S. GAAP adjustments:
Amortization of monetary restatement of 1996 and 1997	(570)	(3,510)	(3,403)
Amortization on capitalized interest	(909)	(636)	(117)
Amortization of activation fees	—	216	1,782
Deferred tax (Fistel) on activation fees	(6,516)	(3,437)	3,939
Pension and other postretirement benefits	479	—	—
Stock option compensation—MOS Plan	—	(777)	—
Deferred costs on handset sales, including taxes on sales, net of amortization during the year	(105,902)	18,929	20,546

U.S. GAAP cost of services and goods	(1,063,127)	(789,955)	(686,742)

U.S. GAAP gross profit	536,030	495,944	436,317

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

	As of December 31, 2004	As of December 31, 2003
Total assets as of December 31	1,933,081	1,764,642
Property, plant and equipment	1,779,523	1,577,002
Accumulated depreciation	(1,026,183)	(833,927)

Net property, plant and equipment	753,340	743,075

32. Additional disclosures required by U.S. GAAP

a. Concentration of risks

The credit risk with respect to trade accounts receivable is diversified. The Company and its subsidiary continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the handset network if any invoice is 15 days past due. Exceptions comprise handset services that must be maintained for reasons of safety or national security.

In conducting their businesses, Celular CRT S.A. is fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

Approximately 8.55% of all employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire October, 31, 2006.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the operations of the Company and its subsidiary.

b. Commitments

At December 31, 2004, the Company budgeted capital expenditure commitments amounting to R$204.3 million, principally relating to infrastructure, information technology and transmission equipment.

The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

c. New accounting pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

CELULAR CRT PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais)

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on the Company’s financial position, cash flows and results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21 (“Accounting for Revenue Arrangements with Multiple Deliverables”). EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The Company adopted this EITF relating to free minutes given in connection to sales of handsets as from January 1st 2004 (See note 31(l)).

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on the Company’s financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *

ANNEX A

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS OF TCP, TCO, TLE, TSD, CELULAR CRT AND CERTAIN OF THEIR AFFILIATES

1.    Directors and Executive Officers of TCP.

The following table sets forth the name and position of each director and executive officer of TCP. The current business address of each person is at Av. Roque Petroni Junior, 1464, Morumbi, São Paulo, SP, Brazil, 04707-000, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with TCP unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience
Fernando Xavier Ferreira	Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Carlos Manuel de Lucena e Vasconcellos Cruz	Vice Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Shakhaf Wine	Director	See “Part Five: The Merger — Management.”

Felix Pablo Ivorra Cano	Director	See “Part Five: The Merger — Management.”

Ignacio Aller Mallo	Director	See “Part Five: The Merger — Management.”

Luis Paulo Reis Cocco	Director	See “Part Five: The Merger — Management.”

Luiz Kaufmann	Director	See “Part Five: The Merger — Management.”

Henry Philippe Reichstul	Director	See “Part Five: The Merger — Management.”

António Gonçalves de Oliveira	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Chief Executive Officer	See “Part Five: The Merger — Management.”

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations and interim Vice President for Finance, Planning and Control and Investor Relations Officer	See “Part Five: The Merger — Management.”

Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation and Vice President for IT and Product and Service Engineering	See “Part Five: The Merger — Management.”

Javier Rodriguez García	Vice President for Technology and Networks	See “Part Five: The Merger — Management.”

Guilherme Silverio Portela Santos	Vice President for Customers	See “Part Five: The Merger — Management.”

Name	Positions Held	Principal Occupation and Business Experience
Sérgio Assenço Tavares dos Santos	Vice President for Regulatory Matters and Institutional Relations	See “Part Five: The Merger — Management.”

2.    Directors and Executive Officers of Avista Participações.

The following table sets forth the name and position of each director and executive officer of Avista Participações. The current business address of each person is at Av. Roque Petroni Junior, 1464, Morumbi, São Paulo, SP, Brazil, 04707-000, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Avista Participações unless otherwise indicated. Each person listed below is a citizen of Brazil.

Name	Positions Held	Principal Occupation and Business Experience
Paulo Cesar Pereira Teixeira	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Director	See “Part Five: The Merger — Management.”

3.    Directors and Executive Officers of Brasilcel.

The following table sets forth the name and position of each director and executive officer of Brasilcel. The current business address of each person is at Strawiskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Brasilcel unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience
Zeinal Abedin M. Bava(1)	Director	Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO IP S.A., Telegoiás Celular S.A. and Telesp Celular Participações S.A. since 2004. Member of the Board of Directors of PT Corporate — Solucoes Empresariais de Telecomunicaçõese Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia Servicos de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras — Servicos de Consultoria e Negociacao, S.A. since May 2003; Member of the Board of Directors of Fundacao Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsao — Sociedade Gestora de Fundos de Pensoes, S.A. since March 2003; Chairman of the Board of Directors of PT Servicos de Gestao, S.A. since February 2003; Member of the Board of Directors of Tele Sudeste Participações

Name	Positions Held	Principal Occupation and Business Experience
S.A. since 2003; Member of the Board of Directors of CRT Celular Participações S.A. since 2003; Member of the Board of Directors of Tele Leste Participações S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia — Servicos de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST — Banco Electronico de Servico Total, S.A. since May 2001; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999. His current business address is at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal.

Alvaro Jose Roquette Morais(1)	Director	Director and Chief Operating Officer of PT Investimentos Internacionais since March 2004; Director and Chief Operating Officer of PT Comunicações from June 2002 until March 2004. Chief Executive Officer of PT Prime from June 2002 until March 2004; Executive Vice President of Sales and Marketing of Telesp Celular from April 2001 until June 2002; Chief Executive Officer of Tradecom Latin America (PT Group) from September 2000 until April 2001; President and Chief Executive Officer of D&B Spain from January 1999 until September 2000; Chief Executive Officer of Transunion Spain from January 1999 until September 2000; Deputy General Manager and Sales and Marketing Director of D&B Spain in 1998. His current business address is at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal.

Carlos Manuel de Lucena e Vasconcellos Cruz	Director	See “Part Five: The Merger — Management.”

Harry Dirk Hilbert Moraal(2)	Director	Senior Client Relationship Manager in ABN AMRO Trust in Amsterdam from 1999 until 2004; Head Client Relationship Department Member in ABN AMRO Trust in Amsterdam since 2004.

Paul Johannes Antonius Wilbrink(2)	Director	Senior Account Manager at ING Trust (Nederland) B.V. from 1999 until 2000; lawyer at Nationale-Nederlanden from 2000 until 2002; Team Manager at ING Trust (Nederland) B.V. from 2002 until 2004; Senior Client Relationship Manager since 2004 at ABN AMRO Trust Company (Nederland) B.V.

Name	Positions Held	Principal Occupation and Business Experience

Hendrik Justus Wirix(2)	Director	Deputy Manager and Chief Legal Counsel at ABN AMRO Trust Company (Nederland) B.V. since 1991.

Lara Ieka Runne(2)	Director	Corporate lawyer for ABN AMRO Trust Company (Nederland) B.V. since November 2003; Junior account Manager trust at MeesPierson Trust (Curacao) N.V. from 2002 until 2003 and in 2001; Marketing sales assistant at MeesPierson Trust (Curacao) N.V. in 2002; Worked in sales and marketing for a resort at Curacao from 2000 to 2001.

Marcus Antonius Joseph Pessel(2)	Director	Financial Officer and Corporate Officer of ING Trust (Nederland) B.V. from 1997 until 2000 and from 2000 until 2002; Account Manager at Sheltons Trust & Corporate Services in 2002; Senior Client Relationship Manager since 2002 at ABN AMRO Trust Company (Nederland) B.V.

Carlos David Maroto Sobrado(3)	Director	Executive Managing Director of Telefónica Europe B.V. since March 2002. Member of the Board of Directors of Telefónica Europe B.V., Atento N.V. and Brasilcel N.V. Manager of Corporate Financing & Documentation Department of Telefónica S.A. from March 2000 until March 2002. Senior Analyst in Financing, Derivatives and Debt-Capital Structure of Telefónica S.A. from 1999 until March 2000. His current business address is at Aert van Nesstraat 45, 3012 CA Rotterdam, The Netherlands.

Antonio Pedro de Carvalho Viana Baptista(1)	Director	Member of the Board of Directors of Telefónica. Served as Chairman and Chief Executive Officer of Telefónica Móviles S.A., since August 2002. He also serves on the Board of Directors of Telefónica Internacional, S.A., Terra Networks, S.A., Telefónica de Argentina, S.A, Brasilcel, N.V, Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações S.A., Celular CRT Participações S.A. and Portugal Telecom SGPS, S.A. He was a partner of McKinsey & Co. in Madrid and Lisbon from 1985 to 1991 and served as Executive Advisor of the Banco Portugues de Investimento (BPI) from 1991 to 1996. From 1996 through July 2002, he was President of Telefónica Internacional and Executive President of Telefónica Latinoamerica. His current business address is at Po Recoletos, 7-9, 3[a] Planta, 28004, Madrid, Spain

Ignacio Aller Mallo	Director	See “Part Five: The Merger — Management.”

Félix Pablo Ivorra Cano	Director	See “Part Five: The Merger — Management.”

Ernesto Lopez Mozo(3)	Director	Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A.; Member of the Board of Directors of Telefónica Móviles

Name	Positions Held	Principal Occupation and Business Experience
de Espana, S.A., Mobipay International, S.A., Telefónica Móviles Mexico, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Centro Oeste Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO IP S.A., Telegoias Celular S.A. and Celular CRT Participações, S.A.; worked as Senior Manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. His current business address is at C/ Goya, 24, 28001, Madrid, Spain.

Robertus Hendrikus Lukas Director de Groot(2)	Director	Account Manager from 1995 until 2000, Senior Account Manager from 2000 to 2003 and Senior Client Relationship Manager since 2003 at ABN AMRO Trust Company (Nederland) B.V.

Alexander Daniël de Vreeze(2)	Director	Head of Commercial Organization and Member of management team of ABN AMRO Trust Company (Nederland) B.V. since 1998. See “Directors and Executive Officers of TCP.”

Fernando Xavier Ferreira	Director	See “Part Five: The Merger — Management.”

Eduardo Perestrelo Correia Director de Matos(1)	Director	President of Portugal Telecom Brasil S.A.; Member of the Board of Directors of Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO IP S.A. and Telegoiás Celular S.A. since 2004. Member of the Board of Directors of PT Móveis, Servicos de Telecomunicações, S.G.P.S., S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A. and Telesp Celular ParticipaçõesS.A. since 2003; Member of the Board of Directors of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. His current business address is at Av. Brigadeiro Faria Lima, 2277, 15 andar, Suite 1503, 01452-000, São Paulo, SP, Brazil.

Pedro Manuel Brandao Rodrigues(1)	Director	Member of the Board of Directors and Executive Officer of Telecomunicações Móveis Nacionais — TMN, since 2003; Member of the Board Directors of PT Móveis, S.G.P.S., S.A., since 2000; Member of the Board of Directors of Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO IP S.A. and Telegoiás Celular S.A. since 2004; Member of the Board of Directors of Brasilcel N.V. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações

Name	Positions Held	Principal Occupation and Business Experience
S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A. and Telesp Celular Participações S.A since 2003; Member of the Working Group on Public Service Television in 2002; Elected Member of Parliament for Lisbon in 2002 (IX Legislature); Professor at Instituto Superior Tecnico from 1987 to 2000. Member of the Board and Member of the Executive Committee of Banco Mello and Banco Mello de Investimentos from 1994 to 2000; Permanent Member of the Financial International Union (UIF) Consulting Committee from 1994 to 2000. His current business address is at Avenida Alvaro Pais, 02, 1649-0041 Lisbon, Portugal.

Paul Jozef Schmitz(2)	Director	Senior Account Manager of ABN AMRO Trust Company (Nederland) B.V. since 1993.

Benjamin de Koe(2)	Director	Account Manager from 1998 until 2002, Senior Client Relationship Manager from 2002 to 2004 and Client Accounting Officer and Client Relationship Manager in 2004 at ABN AMRO Trust Company (Nederland) B.V.

Luis Miguel Gilperez López(3)	Director	Executive Director of the International Area of Telefónica Móviles S.A. Member of the Board of Directors of Medi Telecom, S.A., Telefónica Móviles Mexico, S.A. de C.V., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações, S.A. Celular CRT Participações S.A., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A. Brasilcel N.V., Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO IP S.A. and Telegoias Celular S.A. Executive Chairman of MobiPay International S.A. He joined the Telefónica group in 1981. His current business address is at C/ Goya, 24, 28001, Madrid, Spain.

J.C.W. van Burg(2)	Director	Regional Manager Private Banking from 1999 until 2001, Senior Vice President Business Development in 2001 and 2002, Senior Vice President Group Audit in 2002 and 2003 and Managing Director since 2003 at ABN AMRO Trust Company (Nederland) B.V.

C.J.P. Kluft(2)	Director	Various positions in ABN AMRO Bank N.V. since 1974; Assistant to the Head of the Legal Department of ABN AMRO Bank Trust Company. See “Directors and Executive Officers of TCP.”

Shakhaf Wine	Director	See “Part Five: The Merger — Management.”

(1)	Portuguese citizen.
(2)	Dutch citizen.
(3)	Spanish citizen.

4.    Directors and Executive Officers of TCO

The following table sets forth the name and position of each director and executive officer of TCO. The current business address of each person is SQS — Quadra 2, Bloco C, 226, Edificio Telebrasilia Celular — 7 andar, 70302-936, Brasilia, D.F., Brazil. Each position set forth opposite an individual’s name refers to a position with TCO unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience
Fernando Xavier Ferreira	Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Carlos Manuel L. Vasconcellos Cruz	Vice Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Felix Pablo Ivorra Cano	Director	See “Part Five: The Merger — Management.”

Ignacio Aller Mallo	Director	See “Part Five: The Merger — Management.”

Luis Paulo Reis Cocco	Director	See “Part Five: The Merger — Management.”

Shakhaf Wine	Director	See “Part Five: The Merger — Management.”

Luiz Kaufmann	Director	See “Part Five: The Merger — Management.”

Antonio Goncalves de Oliveira	Director	See “Part Five: The Merger — Management.”

Henry Philippe Reichstul	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Chief Executive Officer	See “Part Five: The Merger — Management.”

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations and interim Vice President for Finance, Planning and Control and Investor Relations Officer	See “Part Five: The Merger — Management.”

Luis Filipe Saraiva Castel- Branco de Avelar	Executive Vice President for Marketing and Innovation and Vice President for IT and Product and Service Engineering	See “Part Five: The Merger — Management.”

Javier Rodriguez Garcia	Vice President for Technology and Networks	See “Part Five: The Merger — Management.”

Guilherme Portela Santos	Vice President for Customers	See “Part Five: The Merger — Management.”

Sérgio Assenço Tavares dos Santos	Vice President for Regulatory Matters and Institutional Relations	See “Part Five: The Merger — Management.”

5.    Directors and Executive Officers of TLE

The following table sets forth the name and position of each director and executive officer of TLE. The current business address of each person is Av. Roque Petroni Junior, 1464, Morumbi, São Paulo, SP, Brazil, 04707-000. Each position set forth opposite an individual’s name refers to a position with TLE unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience
Fernando Xavier Ferreira	Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Carlos Manuel L. Vasconcellos Cruz	Vice Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Felix Pablo Ivorra Cano	Director	See “Part Five: The Merger — Management.”

Ignacio Aller Mallo	Director	See “Part Five: The Merger — Management.”

Luis Paulo Reis Cocco	Director	See “Part Five: The Merger — Management.”

Shakhaf Wine	Director	See “Part Five: The Merger — Management.”

Luiz Kaufmann	Director	See “Part Five: The Merger — Management.”

Antonio Goncalves de Oliveira	Director	See “Part Five: The Merger — Management.”

Henry Philippe Reichstul	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Chief Executive Officer	See “Part Five: The Merger — Management.”

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations and interim Vice President for Finance, Planning and Control and Investor Relations Officer	See “Part Five: The Merger — Management.”

Luis Filipe Saraiva Castel- Branco de Avelar	Executive Vice President for Marketing and Innovation and Vice President for IT and Product and Service Engineering	See “Part Five: The Merger — Management.”

Javier Rodriguez Garcia	Vice President for Technology and Networks	See “Part Five: The Merger — Management.”

Guilherme Portela Santos	Vice President for Customers	See “Part Five: The Merger — Management.”

Sérgio Assenço Tavares dos Santos	Vice President for Regulatory Matters and Institutional Relations	See “Part Five: The Merger — Management.”

6.    Directors and Executive Officers of TSD

The following table sets forth the name and position of each director and executive officer of TSD. The current business address of each person is Praia de Botofago, 501, Torre Corcovado, 7º andar, Rio de Janeiro, RJ, Brazil, 22250-040. Each position set forth opposite an individual’s name refers to a position with TLE unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience
Fernando Xavier Ferreira	Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Carlos Manuel L. Vasconcellos Cruz	Vice Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Felix Pablo Ivorra Cano	Director	See “Part Five: The Merger — Management.”

Ignacio Aller Mallo	Director	See “Part Five: The Merger — Management.”

Luis Paulo Reis Cocco	Director	See “Part Five: The Merger — Management.”

Shakhaf Wine	Director	See “Part Five: The Merger — Management.”

Luiz Kaufmann	Director	See “Part Five: The Merger — Management.”

Antonio Goncalves de Oliveira	Director	See “Part Five: The Merger — Management.”

Henry Philippe Reichstul	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Chief Executive Officer	See “Part Five: The Merger — Management.”

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations and interim Vice President for Finance, Planning and Control and Investor Relations Officer	See “Part Five: The Merger — Management.”

Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation and Vice President for IT and Product and Service Engineering	See “Part Five: The Merger — Management.”

Javier Rodriguez Garcia	Vice President for Technology and Networks	See “Part Five: The Merger — Management.”

Guilherme Portela Santos	Vice President for Customers	See “Part Five: The Merger — Management.”

Sérgio Assenço Tavares dos Santos	Vice President for Regulatory Matters and Institutional Relations	See “Part Five: The Merger — Management.”

7.    Directors and Executive Officers of Celular CRT

The following table sets forth the name and position of each director and executive officer of Celular CRT. The current business address of each person is Rua José Bonifacio, 245, Farroupilha, Porto Alegre, RS, Brazil, 90040-130. Each position set forth opposite an individual’s name refers to a position with Celular CRT unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience
Fernando Xavier Ferreira	Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Carlos Manuel L. Vasconcellos Cruz	Vice Chairman of the Board of Directors	See “Part Five: The Merger — Management.”

Felix Pablo Ivorra Cano	Director	See “Part Five: The Merger — Management.”

Ignacio Aller Mallo	Director	See “Part Five: The Merger — Management.”

Luis Paulo Reis Cocco	Director	See “Part Five: The Merger — Management.”

Shakhaf Wine	Director	See “Part Five: The Merger — Management.”

Luiz Kaufmann	Director	See “Part Five: The Merger — Management.”

Antonio Goncalves de Oliveira	Director	See “Part Five: The Merger — Management.”

Henry Philippe Reichstul	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Chief Executive Officer	See “Part Five: The Merger — Management.”

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations and interim Vice President for Finance, Planning and Control and Investor Relations Officer	See “Part Five: The Merger — Management.”

Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation and Vice President for IT and Product and Service Engineering	See “Part Five: The Merger — Management.”

Javier Rodriguez Garcia	Vice President for Technology and Networks	See “Part Five: The Merger — Management.”

Guilherme Portela Santos	Vice President for Customers	See “Part Five: The Merger — Management.”

Name	Positions Held	Principal Occupation and Business Experience
Sérgio Assenço Tavares dos Santos	Vice President for Regulatory Matters and Institutional Relations	See “Part Five: The Merger — Management.”

8.    Directors and Executive Officers of Telefónica.

The following table sets forth the name and position of each director and executive officer of Telefónica. The current business address of each person is Gran Via, 28, 28013, Madrid, Spain, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Telefónica unless otherwise indicated. Each person listed below is a Spanish citizen except Miguel Horta e Costa and Antonio Viana Baptista, who are Portuguese citizens.

Name	Positions Held	Principal Occupation and Business Experience
César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	Executive Chairman of the Board of Directors of Telefónica since 2000. From June 1996 until his appointment as Chairman of Telefónica, he was the Chairman of Tabacalera, S.A. which later became Altadis. He has also been a Member of the Board of Directors and Standing Committee of the Madrid Stock Exchange. In January 1997, he was appointed to the Board of Directors of Telefónica, and has also been appointed as Director of Telefónica Internacional (TISA), Plus Ultra, Terra and Iberia. During his years as Chairman of Tabacalera, he was also the Chairman of the Board of Directors of Logista, a subsidiary of the Altadis group. He is currently a Member of the Altadis Board of Directors and Executive Committee.

Isidro Faine Casas	Director	Vice-Chairman of the Board of Directors of Telefónica; General Manager of La Caja de Ahorros y Pensiones de Barcelona (“la Caixa”); Financial Analyst and academic at the “Real Academia de Ciencias Econmocas y Financieras”. His current business address is at Avda. Diagonal, ns. 621-629, Planta 22, 08028, Barcelona, Spain.

Jesus Marria Cadenato Matia	Director	Member of the Board of Directors of Telefónica. He joined Banco Bilbao in 1977, where he held several key management positions in the head office and within the retail branch network. Currently represents BBVA on the Boards of Directors of Iberia Cards and Uno-e Bank. His current business address is at Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain.

Maximino Carpio Garcia	Director	Member of the Board of Directors of Telefónica, S.A.; Member of the Economic and Social Council, a Spanish government advisory entity; Member of the Board of Directors and Advisory Committee of Abengoa, S.A.; Member of the Board of Directors of Telefónica Móviles S.A. Professor of Applied Economics at the Universidad Autonoma de Madrid since 1989. Dean of the Economics faculty of Universidad Autónoma de Madrid from 1992 to 1995;

Name	Positions Held	Principal Occupation and Business Experience
Head of the Department of Economics and Public Finance from 1984 to 1992 and Head of the Department of Public Economy from 1995 to 1998 at the Universidad Autónoma de Madrid. His current business address is at Dr. Casimiro Morcillo, 39, 28100, Alcobendas, Madrid, Spain.

Carlos Colomer Casellas	Director	Member of the Board of Directors of Telefónica. Chairman of the Colomer Group and Chief Executive Officer; Director of Altadis, S.A.; Chief Operating Officer of INDO, an import-export company; Director of Cataluna for Banco Santander Central Hispano; Director of Hospital General de Cataluna; Member of the Advisory Committee of CVC Capital Partners. His current business address is at c/Arag6, 499, 08013, Barcelona, Spain.

Alfonso Ferrari Herrero	Director	Member of the Board of Directors of Telefónica. Director of CTC Chile S.A. and Telefónica del Peru. From 1995 to 2000, he was Executive Chairman of Beta Capital, S.A. and prior to that he served on several Boards of Directors representing the Banco Urquijo where he was a partner from 1985. His current business address is at C/Santa Engracia, 40, 5a Planta, 28010, Madrid, Spain.

Jose Fernando de Almansa Moreno-Barreda	Director	Member of the Board and President of the International Affairs Committee of the Board at Telefónica S.A.; Member of the Board at Telefónica Móviles S.A., Telefónica de Argentina S.A., Telefónica del Peru S.A, Telecomunicações de São Paulo S.A., and BBVA Bancomer Mexico; Chief of the Royal Household of His Majesty King Juan Carlos I, from 1993 to 2002; Personal Adviser to His Majesty the King. He joined the Spanish Diplomatic Corps, and served from 1976 to 1992, as Secretary of the Spanish Embassy in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Chief Director for Eastern European Affairs and Atlantic Affairs, Director in the Spanish Foreign Affairs Ministry, Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Minister-Counsellor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry.

Gonzalo Hinojosa Fernandez de Angulo	Director	Member of the Board of Directors of Telefónica. Chairman and Chief Executive Officer of Cortefiel, S.A.; Director of Banco Central Hispano Americano and a Director of Portland Valderribas from 1991 through 2002. Director of Altadis. His current

Name	Positions Held	Principal Occupation and Business Experience
business address is at Avda. del Llano Castellano, 51-28034, Madrid, Spain.

Miguel Antonio Igrejas Horta e Costa	Director	See “—Directors and Executive Officers of Portugal Telecom.”

Pablo Isla Alvarez de Tejera	Director	Member of the Board of Directors of Telefónica. Chairman of the Board of Directors of Altadis, S.A. and Logista, S.A. General Secretary of Banco Popular Espanol from 1998 until 2000; Chairman of the Board of Grupo Altadis and Co-Chairman of Telefónica, S.A. since July 2000. Director of Iberia Lineas Aereas de España, S.A and Mutua Madrilena. His current business address is at C/Eloy Gonzalo, 10, 28010, Madrid, Spain.

Luis Lada Díaz	Director, General Manager for Development, Planning and Regulatory Affairs	Member of the Board of Directors and General Manager for Development, Planning and Regulatory Affairs of Telefónica; In 1989, he was Deputy General Manager for Technology, Planning and International Services from when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer as General Manager for Planning and Control. He was appointed Chief Executive Officer of Telefónica Móviles de España S.A. in 1994; Chairman and President of Telefónica Móviles, S.A. from August 2000 until July 2002. Member of the Board of Directors of Telefónica Móviles, S.A. since 2000, Telefónica Internacional S.A. and Sogecable S.A.

Julio Linares	Director	Julio Linares is a Telecommunications Engineer who joined Telefónica’s R&D Centre in May 1970 and held various positions there before being appointed Head of Telefónica’s Technology and Technical Regulations Department in 1984. In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo (Telefónica I+D). In December 1994, he became Deputy General Manager of Telefónica’s Marketing and Service Development Department in the commercial area, subsequently moving to the position of Deputy General Manager for Corporate Marketing. In July 1997, he was appointed CEO of Telefónica Multimedia and President of Telefónica Cable and Producciones Multitemáticas. In May 1998, he was appointed General Manager of Strategy & Technology at Telefónica, S.A.’s Corporate Centre. He has been the Executive Chairman of Telefónica de España since January 2000, as well as a Chairman of subsidiaries such as TELYCO and Telefónica Cable, and Member of the Board of Directors of companies such as Telefónica Data Corp. and Telefónica I+D. He is a

Name	Positions Held	Principal Occupation and Business Experience
Member of the board of The Social Council, Complutense University of Madrid.

Antonio Massanell Lavilla	Director	Member of the Board of Directors of Telefónica. Senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona and a Member of the Boards of Directors of Port Aventura, S.A. and Baqueira Beret, S.A.; President of Servihabitat, e-laCaixa, S.A. and Internet Global Congress (IGC). As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica Group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecoms network. His current business address is at Avda. Diagonal, 621-629, Torre 1.Pl.22, 08028, Barcelona, Spain.

Enrique Used Aznar	Director	Member of the Board of Directors of Telefónica. Chairman of AMPER, S.A. and AmperProgramas; Deputy Chairman of Medidata (Brazil). Served as Chairman of Telefónica Latinoamerica, S.A., Telefónica Móviles, S.A., Estratel and Telefónica Investigación y Desarrollo, S.A.. Held position as Deputy Chairman and Chief Executive Officer of Telefónica Publicidad e Información and Companfa Telecomunicaciones de Chile. Also served as Member of the Board of Directors of Telefónica de Argentina, ATT Network System International and Ericsson (Spain). His current business address is at C/Marconi, 3, Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain.

Mario Eduardo Vázquez	Director	Member of the Board of Directors of Telefónica. President of Telefónica de Argentina, Telefónica Móviles Argentina, S.A., Telefónica Comunicaciones Personales, S.A., Atento Argentina, S.A. and Adquira Argentina, S.A.; Chairman of the Board of Directors of Rio Compania de Seguros, S.A.; Director of Banco Rfo de la Plata, S.A., Ríobank International, Corporación Metropolitana de Finanzas, S.A., Heller Financial Argentina, S.A., Heller-Sud Servicios Financieros, S.A., Motorcare Argentina, S.A., Acsa Loss Control, S.A., Central Puerto, S.A. and Indra SI S.A.. His current business address is at Avd. Ingeniero Huergo, 723, Piso 20, C1107AOH, Buenos Aires, Argentina.

Antonio Pedro de Carvalho Viana Baptista	Director	See “—Directors and Executive Officers of Brasilcel.”

Name	Positions Held	Principal Occupation and Business Experience
Gregorio Villalabeitia Galarraga	Director	Member of the Board of Directors of Telefónica. Member of the Board of Directors of Gas Natural, S.A., Iberia Lfneas Aereas de España, S.A. and Repsol YPF, S.A.; General Manager of Caja de Ahorros Vizcaína; Chief Executive of Banco Cooperativo Espanol; Chief Operating Officer of Banco de Credito Local and Chief Executive Officer of Caja Postal in January 1995. Wholesale Banking General Manager of Argentaria in 1998. General Manager of Global Investment Banking of Banco Bilbao Vizcaya Argentaria (BBVA) from 1999 until 2001; General Manager of the Real Estate and Industrial Group of Banco Bilbao Vizcaya Argentaria (BBVA) since 2001. His current business address is at Paseo de la Castellana, 81, Planta 24, 28046, Madrid, Spain.
Vitalino Manuel Nafría Aznar	Director	Mr. Nafría joined Banco Bilbao Vizacaya in 1966 and held different executive positions in the entity. In 1998, he was designated as Executive Officer and Director of Banco Bilbao Vizcaya México. In 2001, he was appointed as Member of the Executive Committee of BBVA Group, and in 2003 he was designated as General Manager of BBVA America. Since 2005, he is General Manager of Retail Banking for Spain and Portugal.
Ramiro Sanchez de Lerín García-Ovies	Director, General Counsel and Secretary of the Board	General Counsel and Secretary to the Board of Directors of Telefónica. Served as “Abogado del Estado” working for the Treasury – Internal Revenue in Madrid (delegación de Hacienda de Madrid). Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry. He has been General Secretary and Secretary of the Board of Elosda, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A. Professor at ICADE, Instituto de Empresa and Escuela de Hacienda Pública.
Calixto Ríos Perez	General Manager of Auditing and Management Resources	General Manager of Auditing and Management Resources at Telefónica. Served as Chief Financial Officer of Tabacalera, S.A. and afterwards as advisor to the Chairmen and Head of Strategy and Planning of Tabacalera/Seita. Served as Corporate General Manager for Institutional Relations of Telefónica. General Manager for Internal Auditing and Communications of Telefónica since 2002.
Santiago Fernandez Valbuena	General Manager of Finance and Shared Resources	General Manager of Finance and Shared Resources of Telefónica since December 2003. Chief Financial Officer of Telefónica since July 2002. He joined Telefónica in 1997 as Chief Executive Officer of Fonditel (Telefónica’s Pension Assets Manager). Served as President of the Research Commission at the Spanish Institute of Financial Analysts.

Name	Positions Held	Principal Occupation and Business Experience
Luis Abril Perez	General Manager for Corporate Communication	General Manager for Corporate Communications at Telefónica. General Director for Banesto from 1994 until 1999 and General Director for Communications for BSCH from 1999 until 2001.

Javier Nadal Ariño	General Manager for Institutional Relations and the Telefónica Foundation	Javier Nadal Ariño is a graduate in telecommunications engineering from the Polytechnic University of Madrid. He has been the Chairman of Telefónica del Perú for the last two years and was previously General Manager for Regulation at Telefónica Internacional for four years and Chairman of Telefónica Argentina for three years. He was General Manager of Telecommunications and the first Chairman of Retevisión. Previously he worked in research and development at Telettra Española in Vimercate (Italy) and Torrejón de Ardoz. He has also worked for the UNDP (United Nations Development Program) in Latin America. He has been Secretary of the Spanish College of Telecommunications Engineering.

Juan Carlos Ros Brugueras	General Vice Secretary and Manager of the Legal Services	Mr. Ros was previously General Counsel of Telefónica Internacional, S.A. and he serves as Director of different companies of the Telefónica Group such as CTC Chile, Telefónica de Argentina and Telesp do Brasil.

9.    Directors and Executive Officers of Portelcom Participações.

The following table sets forth the name and position of each director and executive officer of Portelcom Participações. The current business address of each person is Av. Roque Petroni Junior, 1464, Morumbi, São Paulo, SP, Brazil, 04707-000, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Portelcom Participações unless otherwise indicated. Each person listed below is a citizen of Portugal.

Name	Positions Held	Principal Occupation and Business Experience
Paulo Cesar Pereira Teixeira	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Director	See “Part Five: The Merger — Management.”

10.    Directors and Executive Officers of Portugal Telecom.

The following table sets forth the name and position of each director and executive officer of Portugal Telecom. The current business address of each person is Avenida Fontes Pereira de Melo, 40, 1069-300, Lisbon, Portugal, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Portugal Telecom unless otherwise indicated. Each person listed below is a citizen of Portugal, except Fernando Abril-Matroell Hernandez, who is a Spanish citizen, Pedro Sampaio Malan, who is a Brazilian citizen, and Gerald S. McGowan and Peter Eugene Golob, who are United States citizens.

Name	Positions Held	Principal Occupation and Business Experience
Ernani Rodrigues Lopes	Chairman of the Board of Directors	Chairman of the Board of Directors of SESC—Sociedade de Estudos Superiores de Contabilidade, S.A. since 2003;

Name	Positions Held	Principal Occupation and Business Experience
Ambassador of Portugal in Bonn from 1975 until 1979; Ambassador of Portugal in Brussels to the CEE from 1979 until 1983; Minister of Finance from 1983 until 1985; Managing Partner of SaeR—Sociedade de Avaliação de Empresas e Risco, Lda. since 1998; Managing Partner of Ernani R. Lopes & Associados, Lda. since 1997; Member of the Consultive Council of Bank of Portugal since 1997; Member of the Consultive Council of Instituto de Crédito Público since 1997; Member of the European Convention in representation of Portugal since 2002; Chairman of the Board of Bio 21, from 1995 until 2001; President of the General Assembly of Gestifer, SGPS, S.A since 1997; President of the General Assembly of Morate—Sociedade de Investimentos Imobiliarios, S.A since 1989; President of the General Assembly of Lusotur Sociedade Financeira de Turismo, S.A from 1991 until 1998; President of the General Assembly of Inogi—Inovacao Imobilidria, Gestao e Invetimento, S.A since 1989; President of the General Assembly of Socifa—Sociedade de Prestacao de Servicos Financeiros e de Administração e Gestão, S.A from 1988 until 1991; Member of the General Board of Telecel from 1991 until 1994; Member of the General Board of Espfrito Santo Group since 1996; Member of the Board of Directors of Espfrito Santo Resources Ltd since 1990; Vice-President of the Board of Directors of ESPART—Participações Financeiras, SGPS, S.A. from 1990 until 1992; Chairman of the Board of Directors of Escopar — Sociedade Gestora de Participações Sociais, S.A. since 1995; Chairman of the Board of Directors of Espírito Santo Irmãos—Sociedade Gestora de Participações Sociais, S.A. since 1994; Chairman of the Board of Directors of Espírito Santo Property Holding (Portugal) since 1994; Chairman of the Board of Directors of GESTRES—Gestao Estratéegica Espírito Santo, S.A. since 1990; Chairman of the Board of Directors of SFIR—Sociedade de Financiamento e Investimento de Risco, S.A. from 1988 until 1995; Chairman of the Board of Directors of Alcatel—Portugal, Sistemas de Comunicacao, S.A. from 1988 until 1995; Chairman of the Board of Directors of CPR—Companhia Portuguesa de Rating, S.A. from 1969 until 2003.

Miguel Antonio Igrejas Horta e Costa	Director, Chief Executive Officer	Chief Executive Officer of Portugal Telecom, SGPS, S.A. since May 28, 2002. Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. since April 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. since February 2004; Chief Executive Officer of PT Comunicações, S.A. since

Name	Positions Held	Principal Occupation and Business Experience
January 2004; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. since January 2004; Chairman of the Board of Directors of PT Corporate —Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chairman of the Board of Directors of PT Compras — Servicos de Consultoria e Negociação, S.A. since May 2003; Chairman of the Board of Directors of Fundacao Portugal Telecom since March 2003; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since December 2002; Chairman of the Board of Directors of PT Multimedia —Servicos de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Chairman of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Chairman of the Board of Directors of PT Móveis, SGPS, S.A. and TMN — TeleComunicações Móveis Nacionais, S.A. since June 2002; Chairman of the Board of Directors of PT Comunicações, S.A. since May 2002; Vice-Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 until May 2002; Vice-Chairman of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 until June 22, 2001; Vice-Chairman of the Board of Directors of Telesp Celular Participações S.A. from 1998 until November 2000; Vice-Chairman of the Board of Directors of PT Multimedia — Servicos de TeleComunicações e Multimedia, SGPS, S.A. from 2000 until 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 until November 2000; Member of the Board of Directors of Telesp, S.A. from 1998 until November 2000; Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chief Executive Officer of Portugal Telecom Internacional, SGPS, S.A. from 1998 until 2000; Member of the Board of Directors of Telefónica, S.A. since 1998; Member of the Board of Directors of SIC, S.A. from 1998 until 2000; Member of the Board of Directors of Alianca Atlantica Holdings since 1997; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 until 1997; Vice-Chairman of the Board of Directors of Companhia Portuguesa Radio Marconi S.A. from 1994 until 1995; Non-executive Member of the Board of Directors of Portugalia-Companhia de Transportes Aereos, S.A. since 1993; Vice- Chairman of the Board of Directors of Banco ESSI, S.A. from 1992 until 1994; Non-executive Member of the Board of Directors of BES Investimento, S.A. since 1999; Chairman and Member of the Board of Directors of SIBS-Sociedade Interbancaria de Servicos, S.A. from 1991 until 1995;

Name	Positions Held	Principal Occupation and Business Experience
Chairman of the Board of Directors of Euroges-Aquisição de Créditos a Curto Prazo, S.A. since 1991; Member of the Board of Directors of Banco Espírito Santo e Comercial de Lisboa from 1990 until 1992; Vice-Chairman of Associação Industrial Portuguesa from 1990 until 1994; Secretary of State for Foreign Trade from 1987 until 1990; Vice-Chairman of the Board of Directors of CTT and TLP from 1984 until 1987; Chairman of the Board of Directors of Companhia Portuguesa Radio Marconi S.A. from 1982 until 1984; Director-General of CTT from 1981 until 1982. See “Directors and Executive Officers of TCP.”

Zeinal Abedin M. Bava	Director and Chief Financial Officer	See “— Directors and Executive Officers of Brasilcel.”

Carlos Manuel L. Vasconcellos Cruz	Director and Executive Officer	See “Part Five: The Merger — Management.”

Iriarte Jose Araujo Esteves	Director and Executive Officer	Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. since 1998; Chief Executive Officer of PT Móveis, SGPS, S.A. since 2000; Chairman of the Board of Directors of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since February 2004; Chairman of the Board of Directors of PT Acessos de Internet WiFi, S.A. since January 2004; Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras—Servicos de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Telepac from 1991 until 1997; Vice-Chairman of the Board of Directors of TMN — Telecomunicações Móveis

Name	Positions Held	Principal Occupation and Business Experience
Nacionais, S.A. from 1991 until 1992; Member of the Board of Directors of CTT from 1989 until 1992; Director-General of Telecommunications of CTT from 1986 until 1989; Deputy General Manager of Telecommunications of CTT from 1983 until 1986; Manager of the Telecommunications Business Planning Department of CTT from 1982 until 1983; Regional Telecommunications General Manager of CTT from 1981 until 1982. His current business address is at Avenida Alvaro Pais, 02, 1649-0041 Lisbon, Portugal.

Paulo Jorge da Costa Goncalves Fernandes	Director and Executive Officer	Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Sistemas de Informação, S.A. since May 2003; Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. from December 2002 until July 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of CRT Celular Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Tele Leste Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from January 2003 until July 2003; Chairman of the Board of Directors of PT — Sistemas de Informação, S.A. since 2000; Partner of McKinsey & Company from 1997 until 2000; Member of McKinsey & Company’s Leadership World Groups for the areas of telecommunications and transportation from 1997 to 2000; Senior Advisor of McKinsey & Company from 1991 until 2000; Partner and Manager of Spades, Lda from 1990 to 1991. His current business address is at Urbanização Tagus Park, Lote 35, 2784-549, Porto Salvo, Portugal.

Joaquim Anibal Freixial de Goes	Director	Member of the Board of Directors of PT Multimedia — Servicos de TeleComunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. since 2002; Member of the Board of Directors of BEST — Banco Electrónico de Servico Total, S.A. since May 2001; Member of the Board of Directors of Banco Espfrito Santo, S.A. since 2000; Member of the Board

Name	Positions Held	Principal Occupation and Business Experience
of Directors of BES.COM, SGPS, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informacao Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espfrito Santo Data, SGPS, S.A. since 1999; Member of the Board of Directors of CREDIFLASH, SA since 1999; Head of the Strategic Marketing Department of Banco Espfrito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR — Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant of Roland Berger & Partner from 1992 until 1993; Consultant of Roland Berger & from 1989 until 1992.

Henrique Manuel Fusco Granadeiro	Director	Chief Executive Officer of Lusomundo Media, SGPS, S.A. since 2002; Chief Executive Officer of Diario de Notfcias since 2002; Chief Executive Officer of Jornal de Notfcias since 2002; Chief Executive Officer of TSF since 2002; Chief Executive Officer of Jornal do Fundao since 2002; Chief Executive Officer of Acoreana Ocidental since 2002; Chief Executive Officer of DN da Madeira since 2002; Chairman of the Board of Directors of Aleluia-Ceramica Comercio e Indiistria S.A since 2001; Member of the Board of Directors of Parfil SGPS S.A. since 2001; Member of the Strategic Council of Banco Finantia since 2001; Member of the Board of Directors of PT Multimedia — Servicos de TeleComunicações e Multimedia, SGPS, S.A. since 2001; Chairman of the Board of Directors of Margrimar — Marmores e Granitos S.A since 1999; Chairman of Marmetal — Marmores e Materiais de Construcao S.A. since 1999; Member of the Board of Directors of Fundacao Eugenio de Almeida during 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal — Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor-Marmores e Ceramicas de Portugal S.A during 1990; Chairman of Fundacao Eugenio de Almeida from 1989 until 1992; President of IFADAP — Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Delegate Chairman of Fundacao Eugenio de Andrade from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construcoes S.A. during 1981; Member of the Board of Directors of Standart Electrica during 1981; Ambassador of Portugal near O.C.D.E and Chief of the Civil House of the President of Portugal from 1976 until 1979. His current business address is at Av. 5 de Outubro, 208, 1069-203, Lisbon, Portugal.

Name	Positions Held	Principal Occupation and Business Experience
Carlos Alberto de Oliveira Cruz	Director	Member of the Board of Directors of Gerbanca, SGPS, S.A. since March 2003; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A. since 2001; Vice-Chairman of the Board of Directors of Caixa Geral de Depositos, S.A. from 2000 until April 2004; Vice-Chairman of the Board of Directors of Caixa-Banco de Investimento, S.A. from 2000 until April 2004; Member of the Board of Directors of Unibanco Holdings, S.A. since 2000; Member of the Board of Directors of Banco de Portugal from 1996 until 2000; Representative of Banco de Portugal at Economic Policy Committee from 1996 until 1998; Member of the Board of Directors of Imoleasing from 1989 until 1996; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 1984 until 1989; Head of International Relations Department of Banco Pinto & Sotto Mayor, S.A. from 1982 until 1983; Member of the Board of Directors of the Portuguese Electricity Company from 1977 until 1982; Secretary of State for Economic Coordination from 1976 until 1977; Delegate to OECD Economic Committee from 1973 until 1975.

Jorge Humberto Correia Tome	Director	Chief Executive Officer of Caixa — Banco de Investimentos, S.A. since 2002; Chairman of the Board of Directors of TREM II — Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa — Banco de Investimentos, S.A. since 2001; Member of the Board of Directors of Caixa Gestao de Patrimónios since 2001; Member of the Board of Directors of Insurance Companies of BANIF Group: Acoreana, O Trabalho, O Trabalho Vida and Pension Fund Companies from 1996 until 2001; Partner of Coopers & Lybrand from 1995 until 1996; Manager of International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 until 1995; Member of the Board of SULPEDIP/PME Investimentos from 1989 until 1994; Junior Manager and Principal Manager of Capital Market Division of Banco Pinto & Sotto Mayor, S.A from 1985 until 1989; Senior Auditor with Coopers & Lybrand from 1980 until 1983; Junior Economist in IAPMEI (Institute for Small and Medium Companies) from 1979 until 1980. His current business address is at Rua Barata Salgueiro, 33, 1269-0057, Lisbon, Portugal.

Fernando Maria Costa Duarte Ulrich	Director	Member of the Board of Directors of PT Multimedia — Servicos de TeleComunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of SIC since 2000; Member of the Board of Directors of Impresa since 2000; Member of the Board of Directors of Allianz Portugal since 1999; Vice-

Name	Positions Held	Principal Occupation and Business Experience
Chairman of the Board of Directors of BPI-SGPS from 1999 until 2002; Vice-Chairman of the Board of Directors of Banco BPI, S.A. since 1998; Chief Executive Officer of BPI Pensóes, S.A. since 1995; Chief Executive Officer of BPI Vida, S.A. since 1991; Chief Executive Officer of BPI Fundos, S.A. since 1990; Vice-Chairman of the Board of Directors of Banco Portugues de Investimento, S.A. since 1989; Vice-Chairman of the Board of Directors of Banco de Fomento & Exterior, SA from 1996 until 1998; Vice-Chairman of the Board of Directors of Banco Borges & Irmao, SA from 1996 until 1998; Executive Director of Banco Fonsecas & Burnay from 1991 until 1996; Vice-Chairman of the Board of Directors of Banco Fonsecas & Burnay, SA from 1988 until 1996; Executive Director of BPI-Banco Portugues de Investimento, SA from 1985 until 1989; Deputy Manager of SPI-Sociedade Portuguesa de Investimentos from 1983 until 1985; Chief of the Cabinet of the Minister of Finance from 1981 until 1983; Member of the Secretariat for the External Economic Cooperation of the Ministry of Foreign Affairs from 1979 until 1980; Portuguese Delegation to the OECD, from 1975 until 1979; Head of the Financial Markets Unit of the weekly newspaper “Expresso” from 1973 until 1974. His current business address is at Rua Braancamp, 11, 8 [o] Piso, 1250-0049, Lisbon, Portugal.

Fernando Abril-Martorell Hernandez	Director	Member of the Board of Directors of TeleComunicações de São Paulo—Telesp from 2001 until 2003; Chief Operating Officer of Telefónica S.A. from 2000 until 2003; Chief Executive Officer of Telefónica Publicidad e Informacion from 1999 until 2000; Chief Financial Officer of Telefónica, S.A. from 1997 until 1999; Director-General of Corporate Finance of Telefónica Publicidad e Informacion from 1997 until 1999; Head of Treasury Department of JP Morgan from 1987 until 1997.

Antonio Pedro de Carvalho Viana Baptista	Director	See “—Directors and Executive Officers of Brasilcel.”

Pedro Sampaio Malan	Director	Vice-Chairman of the Board of Directors of Unibanco; Chairman of the Board of Directors of Globex-Ponto Frio; Member of the Consulting Committee of Alcoa Alumfnio, S.A.; Minister of Finance in Brazil from 1995 until 2002; Chairman of the Board of Directors of Banco Central do Brasil from 1993 until 1994; Executive Manager of Banco Mundial from 1992 until 1993 and from 1986 until 1990; Executive Manager of Banco Interamericano de Desenvolvimento from 1990 until 1992. His current business address is at Av. Eusebio

Name	Positions Held	Principal Occupation and Business Experience
Matoso, 891, 4[o] andar, 05423-901, São Paulo, SP, Brazil.

Patrick Monteiro de Barros	Director	Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Member of the Board of Directors of Tosco Corporation from 1995 until 2001; Member of the Board of Directors of Petrogal, Petroleos de Portugal from 1995 until 2000; Member of the Board of Directors of Espfrito Santo Financial Group since 1992; Member of the Board of Directors of Vodafone Portugal from 1992 until 1998; Member of the Board of Directors of Petrocontrol from 1991 until 2000; Chairman and Chief Executive Officer of Argus Resources Ltd. Since 1988; President and Chief Executive Officer of Sigmoil Resources from 1985 until 1988; Senior Vice President of Philipp Brothers from 1985 until 1988; Chairman of the Board of Directors of Protea Holdings Inc. since 1981; Member of the Board of Directors of Sociedade Nacional de Petróleos (SONAP) from 1971 until 1975; General Manager of Supply of Sociedade Nacional de Petróleos (SONAP) from 1967 until 1971; Chairman of Fundacao Monteiro de Barros since 1966.

Luis de Melo Champalimaud	Director	Chairman of the Board of Directors of Banco Totta & Acores, S.A. and Credito Predial Portugues, S.A. from January 1997 until January 2000; Chairman of the Board of Directors of Banco Totta e Sotto Mayor de Investimentos, S.A., from March 1996 until January 2000; Chairman of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from January 1995 until January 2000; Chairman of the Board of Directors of Companhia de Seguros Mundial- Confianca, S.A. from March 1993 until March 1995; Member of the Board of Directors of Companhia de Seguros Mundial-Confianca, S.A. from June 1992 until March 1993; Chief Executive Officer of Soeicom, S.A. from September 1982 until April 1992; Sales Director of Soiecom, S.A. from June 1975 until September 1982.

Jorge Maria Bleck	Director	Chairman of Credito Predial Portugues since 2000; Vice-Chairman of Banco Santander de Negócios Portugal, S.A since 2000; Vice-Chairman of Banco Santander, S.A since 1999; Member of the Board of Directors of Foggia SGPS, S.A. since 2000.

Carlos Manuel de Almeida Blanco de Morais	Director	Professor of the Lisbon University of Law since 1997; Member of the Board of Fundacao D. Pedro IV since 1995; Principal Legal Adviser of the Legal Center near the Portuguese Government since 1993.

Joao Manuel de Mello Franco	Director	Member of the Board of Directors of Jose de Mello Participações, SGPS, S.A. since 2002; Vice-Chairman of

Name	Positions Held	Principal Occupation and Business Experience
the Board of Directors of Jose de Mello Imobiliaria since 2002; Chairman of the Board of Directors of Jose de Mello Residencias e Servicos since 2001; Chairman of the Board of Directors of Imopólis (SGFII) since 2001; Chairman of the Board of Directors of Engimais since 2001; Member of the Board of Directors of International Shipowners Reinsurance Co since 1998; Member of our Superior Board from 1996 until 1997; Chairman of the Board of Directors of Soponata-Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; CEO and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guine Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de TeleComunicações from 1994 until 1995; Member of the Board of Directors of CN-Comunicações Nacionais S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of Directors of TMN—TeleComunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP-Telefones de Lisboa e Porto S.A. from 1989 until 1994; Director of TDC-Tecnologia das Comunicações, Lda. from 1986 until 1989.

Gerald S. McGowan	Director	Ambassador of US to Portugal from 1997 until 2001; Member of the Board of Directors of the Overseas Private Investment Corporation (OPIC) in 1996; Member of the Board of Directors of Virginia Port Authority in 2002; Member of Board of Directors of Cellular Telecomunications Industry Association from 1990 until 1998.

Peter Eugene Golob	Director	Head of the Merrill Lynch Global Communications Group for Europe from 1998 until 2001; Head of the Telecoms Media Technology Team and Investment Banking Operating Committee of Deutsche Morgan Grenfell from 1995 until 1998; Head of the Telecoms Industry Investment Banking of S.G.Warburg from 1992 until 1995.

Nuno Joao Francisco Soares de Oliveira Silverio Marques	Director	Partner of CIDOT, Comunicacao e Imagem, Lda. since 2002; Partner of Fundaments from 2000 until 2002; Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A from 1992 until 2000; Member of the Board of Directors of Telechamada S.A from 1994 until 1995; Member of the Board of Directors of Quimigal from 1988 until 1991; Manager Quimibro, Comercio Internacional de Metais e Mercadorias Lda. from 1980 until 1988.

Name	Positions Held	Principal Occupation and Business Experience
Thomaz de Mello Paes de Vasconcellos	Director	Managing Partner of TPV, Lda. since 1999; Member of the Board of Directors of Grupo Santogal from 1989 until 1998; Controller of Hubbard Group from 1987 until 1988.

Luis Manuel da Costa de Sousa de Macedo	Secretary-General, Company Secretary	Secretary-General and Company Secretary of Portugal Telecom, SGPS, S.A. Member of the Board of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since 2000; Manager of Image and Communication Department of Portugal Telecom Group since 1999; Member of the Board of Directors of Banco Espfrito Santo do Oriente since 1996; Member of the Board of Directors of AMSCO —African Management Services Company since 1996; Member of Management and Executive Board of Portuguese-Angolan Chamber of Commerce and Industry since 1996; Member of the Fiscal Board of UCCLA-Uniao das Cidades e Capitais de Lingua Portuguesa since 1996; Chairman of ELO (Associacao Portuguesa para o Desenvolvimento Economico e a Cooperacao) since 1996; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company’s Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chef de Gabinet of Minister of the “Quality of Life” from 1981 until 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP — Confederation of Portuguese Industry and several other companies and employers’ associations from 1974 until 1982.

Francisco Jose Meira Silva Nunes	Chief Accounting Officer and Manager of Financial Reporting and Consolidation Department	Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom since 2003; Member of the Board of Directors of PT Pro, S.A. since February 2003 and Member of its Executive Committee since March 2004; Member of the Board of Directors of PT Compras — Servicos de Consultoria e Negociacao, S.A. since May 2003; Partner of Audit and Business Advisory Services of Andersen from 1999 until 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 until 1999.

Carlos Manuel Mendes Fidalgo Moreira da Cruz	Manager of the Financing and Treasury Department	Manager of the Financing and Treasury Department of Portugal Telecom since 2001; Managing Director of Portugal Telecom International Finance BV since 2002; Member of the Portuguese Privatisation Commission from 1999 until 2001; Advisor to the Secretary of State for Treasury and Finance since 1996 until 1998; Lecturer of Financial Strategy from 1996 until 2001 at MBA Program — IEP/EGP; Assistant Lecturer of Corporate Finance and Macroeconomics at Oporto University from

Name	Positions Held	Principal Occupation and Business Experience
1987 until 1996; Assistant Lecturer of Firm Valuation from 1994 to 1997 at IESF; Analyst of the Mergers and Acquisitions Department of BPI from 1990 until 1994.

Nuno Bernando Ramires Leiria Fidalgo Prego	Manager of the Investor Relations Department	Manager of the Investor Relations Department of Portugal Telecom since 2004; Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 until 2004; Portfolio Manager of BPI Fundos from 1999 until 2000; Deputy Director in the Research Department of Banco Finantia from 1996 until 1999.

Miguel Augusto Chambel Rodrigues	Manager of the Control Department	Manager of the Control Department of Portugal Telecom since 2004; Manager and Project Leader of the Strategy and Business Development Department of Portugal Telecom, SGPS, S.A. from 2000 until 2004; Member of the Board of Directors of PT Sistemas de Informacao, S.A. from 2003 until 2004; Member of the Board of Directors of PT Ventures, SGPS, S.A. from 2002 until 2004; Project Leader and Consultant at Boston Consulting Group from 1998 until 2000; Analyst at McKinsey and Company from 1993 until 1996.

Maria Paula de Almeida Martins Canais	Manager of the Planning Department	Manager of the Planning Department of Portugal Telecom since 2004; Non-executive Director of Telesp Celular, S.A. from June 2003 until January 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from January 2002 until June 2003; Executive Vice President of Telesp Celular S.A. from May 2002 until June 2003; Chief Financial Officer of Telesp Celular S.A. from September 2001 until May 2002; Director of Investor Relations of Telesp Celular Participações, S.A. from September 2001 until June 2003; Head of Controlling and Corporate Development Department of Portugal Telecom from 1997 until 2001; Member of the Board of Directors of Telemensagem from 1998 until 1999.

Antonio Manuel Robalo de Almeida	Manager of the Regulatory Department	Manager of the Regulatory Department of Portugal Telecom since 2003. Manager of Regulatory Department of Portugal Telecom, SGPS, S.A. from 2002 until 2003; Manager of Economic Conditions and Regulatory Coordination of PT Comunicações, S.A. since 2000; Manager of Regulation Department of Portugal Telecom, S.A. from 1997 until 2000; Member of the Board of Main Road/ Optimus during 1997; Director of New Telecommunications Business of Sonae Group from 1996 until 1997; Member of the Board of Directors of ICP — Instituto das Comunicações de Portugal from 1989 until 1996; Director of Planning and Development of CTT — Correios e TeleComunicações de Portugal, S.A. from 1986 until 1988; Director of Planning of CTT — Correios e TeleComunicações de Portugal, S.A. from 1985 until 1986; Deputy Director of Planning of CTT —

Name	Positions Held	Principal Occupation and Business Experience
Correios e TeleComunicações de Portugal, S.A. from 1984 until 1985; Head of Training Department of CTT — Correios e TeleComunicações de Portugal, S.A. from 1983 until 1984; Head of Human Resources Planning of CTT — Correios e TeleComunicações de Portugal, S.A. from 1982 until 1983.

Rita de Sampaio Nunes	Manager of the Competition Department	Manager of the Competition Department of Portugal Telecom since 2004; Head of European Community Affairs of ICP-ANACOM-Autoridade Nacional de Communicacoes from 2003 until April 2004; Member of the Regulatory Department of Portugal Telecom, SGPS, S.A. from January 2000 until September 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from October 1998 until December 1999; Seconded National Expert in the European Commission — DG Enterprise and DG Information Society from September 1995 until September 1998; Internal Legal Adviser of the Board of Directors of CN — Communicacoes Nacionais, SGPS, S.A. from April 1993 until August 1995.

Miguel Dias Amaro	Manager of the Internal Audit Department	Manager of the Internal Audit Department of Portugal Telecom since 2004; Assistant to the CEO of Portugal Telecom, SGPS, S.A. from 2003 to 2004; Equity Analyst (telecommunications sector) in Espfrito Santo ByM (Madrid office) from November 2000 until December 2002; Assistant to the Secretary of State for Treasury and Finance from November 1999 until October 2000; Equity Analyst (Retail and Pulp and Paper sectors) in Espfrito Santo Research from December 1997 until October 1999 (Lisbon office); Head of Sales for Roca Ceramica e Comercio S.A. from 1994 until 1996; Sales Delegate for Roca Ceramica e Comercio S.A. from 1991 until 1994.

Abilio Cesario Lopes Martins	Manager of the Communication Department	Manager of the Communication Department of Portugal Telecom since 2003; Head of Corporate Communication of Portugal Telecom from 2002 until 2003; Media Relations Advisor for Portugal Telecom’s Chief Executive Officer and Head of Corporate Communication for PT Brasil from 2000 until 2002; Consultant JLM & Associados Consultants from 1998 to 2000.

Luis Filipe Nunes Cabral Moura	Manager of the Human Resources Department	Manager of the Human Resources Department of Portugal Telecom since 2000; Manager of Human Resources Department of Portugal Telecom, SA from 1998 until 2000; Manager of Banking Supervision Department of Monetary Authority of Macao from 1995 until 1998; Manager of Financial and Human Resources Department of Monetary Authority of Macao from 1993 until 1995; Manager of Human Resources Division of

Name	Positions Held	Principal Occupation and Business Experience
Monetary Authority of Macao from 1991 until 1993; Manager of Macao’s Government Land Department from 1990 until 1991; Manager of Macao’s Government Projects Analysis Department from 1989 until 1990; Operations Research High School Assistant from 1986 until 1989; Economist of a Portuguese Group (SOTRIL) from 1985 until 1986; Economist of Azores’ Planning Department from 1983 until 1985; Adviser of Energy’s Secretary of State from 1983 until 1984; Manager of Plan and Production of Moore Paragon in 1983.

11.    Directors and Executive Officers of PTelecom Brasil.

The following table sets forth the name and position of each director and executive officer of PTelecom Brasil. The current business address of each person is Av. Roque Petroni Junior, 1464, Morumbi, São Paulo, SP, Brazil, 04707-000, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with PTelecom Brasil unless otherwise indicated. Each person listed below is a Brazilian citizen, except as otherwise indicated below.

Name	Positions Held	Principal Occupation and Business Experience
Paulo Cesar Pereira Teixeira	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Director	See “Part Five: The Merger — Management.”

12.    Directors and Executive Officers of Sudestecel Participações.

The following table sets forth the name and position of each director and executive officer of Sudestecel Participações. The current business address of each person is Av. Roque Petroni Junior, 1464, 6º Andar, Morumbi, São Paulo, SP, Brazil, 04707-000, except where otherwise noted below. Each position set forth opposite an individual’s name refers to a position with Sudestecel Participações unless otherwise indicated. Each person listed below is a citizen of Brazil.

Name	Positions Held	Principal Occupation and Business Experience
Paulo Cesar Pereira Teixeira	Director	See “Part Five: The Merger — Management.”

Roberto Oliveira de Lima	Director	See “Part Five: The Merger — Management.”

13.    Directors and Executive Officers of Tagilo Participações.

The following table sets forth the name and position of each director and executive officer of Tagilo Participações. The current business address of each person is Av. Roque Petroni Jr., 1464, 6th Floor — Morumbi, São Paulo, SP, Brazil, 04707-000, except where otherwise noted below. Each position set forth opposite an individual’s name refers to a position with Tagilo Participações unless otherwise indicated. Each person listed below is a citizen of Brazil.

Name	Positions Held	Principal Occupation and Business Experience
Roberto Oliveira de Lima	Director	See “Part Five: The Merger — Management.”

Paulo Cesar Pereira Teixeira	Officer	See “Part Five: The Merger — Management.”

14.    Directors and Executive Officers of TBS Celular Participações.

The following table sets forth the name and position of each director and executive officer of TBS Celular Participações. The current business address of each person is Av. Roque Petroni Junior, 1464, Morumbi, São Paulo, SP, Brazil, 04707-000, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with TBS Celular Participações unless otherwise indicated. Each person listed below is a Spanish citizen, except as otherwise indicated below.

Name	Positions Held	Principal Occupation and Business Experience
Paulo Cesar Pereira Teixeira	Director	See “Part Five: The Merger—Management.”

Roberto Oliveira de Lima	Director	See “Part Five: The Merger—Management.”

15.     Directors and Executive Officers of Telefónica Móviles.

The following table sets forth the name and position of each director and executive officer of Telefónica Móviles. The current business address of each person is C/Goya, 24, 28001 Madrid, Spain, except where otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Telefónica Móviles unless otherwise indicated. Each person listed below is a Spanish citizen, except as otherwise indicated below.

Name	Positions Held	Principal Occupation and Business Experience
Antonio Pedro de Carvalho Viana Baptista(1)	Chairman and Chief Executive Officer	See “—Directors and Executive Officers of Brasilcel.”

Luis Lada Díaz	Director	See “—Directors and Executive Officers of Telefónica.”

Jose María Alvarez-Pallete López	Director	Chairman and Chief Executive Officer of Telefónica Internacional since July 24, 2002; CFO of Telefónica Internacional since February 1999; CFO of Telefónica, S.A. since September 1999; Member of the Board of Directors Telefónica de España; Member of the Board of Directors of Telefónica Móviles; Member of the Board of Directors of Telefónica Móviles España; Member of the Board of Directors of Telefónica Data; Member of the Board of Directors of TPI; Member of the Board of Directors of Telefónica de Argentina; Member of the Board of Directors of Telesp; Member of the Board of Directors of Telefónica CTC Chile; Member of the Board of Directors of Telefónica de Perú; Member of the Board of Directors of Cointel; Member of the Board of Directors of Compañía de Teléfonos de Chile Transmisiones Regionales and Member of the Board of Directors of Telefónica Larga Distancia de Puerto Rico. His current business address is at Gran Vía, 28, Planta 9, 28013, Madrid, Spain.

Lars M. Berg(2)	Director	Independent investor, consultant and non-executive board member of several companies in the telecommunications and financial industries since August 2000; Member of the Board of Directors of Eniro AB; Member of the Board of Directors of Ratos AB; Member of the Board of Directors of Net Insight AB;

Name	Positions Held	Principal Occupation and Business Experience
Member of the Board of Directors of Anoto and Member of the Board of Directors of Viamare Investment A.B.; Mannesmann AG, Dusseldorf—Executive Board Member since 1999; President and Chief Executive Officer of Telia AB, from 1994 until 1999. His current business address is at Kevinge Strand, 39 B, SE-182 31, Danderyd, Sweden.

Miquel Angel Canalejo Larrainzar	Director	Chairman of our Audit and Control Committee; Member of the Board of Directors of Unión Fenosa, S.A. and Azkoyen, S.A.; Chairman of the Board of Directors of Nazca Capital, S.G.E.C.R. and FYCSA; Member of the Board of Directors of Sodena, S.A.; Vice Chairman of Plan International España; Chairman of the Consultive Commission of Institución Futuro. Chairman and Chief Executive Officer of Alcatel Spain from December 1986 until December 2000; President of Alcatel Latinamórica from January 1996 until September 2000. His current business address is at Po Castellana, 151, 2° Drcha., 28046, Madrid, Spain.

Maximino Carpio García	Director	See “—Directors and Executive Officers of Telefónica.”

Enrique Corominas Vila	Director	President of the Control Committee of La Caixa, S.A.; Member of the Board of Directors of Agbar, S.A. and President of its Audit Committee; Member of the Board of Directors of Abertis, S.A.; Member of the Board of Directors of Caprabo, S.A.

Victor Goyenechea Fuentes	Director	Member of the Board of Directors of IP Sistemas, S.A. and Fonytel S.A.; Served as Deputy Director General of Banco Bilbao Vizcaya Argentaria since 1986; Managed BBVA’s Telecommunications, Media and Internet Unit; Deputy General Manager at Telefónica de España S.A. from 1974 to 1986. His current business address is at c/ Almagro, 14, 2[a] planta, 28010, Madrid, Spain.

Antonio Massanell Lavilla	Director	See “—Directors and Executive Officers of Telefónica.”

Alfonso Merry del Val Gracie	Director	Chief Executive Officer of Hipermercados Continente (España) from 1976 to 2000; Member of the Board of Directors of NH Hoteles, S.A.; Member of the Board of Directors of J. García Carrión, S.A.; Member of the Board of Directors of Corporación Uriach; Member of the Board of Directors of AEGON Unión Aeguradora, S.A; Served as CEO of the merged Company Carrefour in Spain. His current business address is at P° Castellana, 151, 2° B, 28046, Madrid, Spain.

José Fernando de Almansa Moreno-Barreda	Director	See “—Directors and Executive Officers of Telefónica.”

Alejandro Burillo Azcarraga(3)	Director	Founding member of Televisa, and participates in different executive positions in various companies such as PanAmSat, Univisión and ECO among others;

Name	Positions Held	Principal Occupation and Business Experience
Founder of Grupo Pegaso since 1996; President of the Board of Directors of Grupo Pegaso; Owner of different soccer teams in Mexico; Adviser of the FIFA President; Founder of Casa Lamm, which promotes different artists in Mexico, and participates in beneficial institutions in Mexico. His current business address is at Paseo de los Tamarindos 400-A—Bosques de las Lomas, 05120, Mexico, DF.

Javier Echenique Landiribar	Director	Member of the Board of Directors of Telefónica Móviles México, S.A. de C.V. and, among others, ACS Actividades de Construcción y Servicios, S.A., URALITA, S.A. Willis Iberia, Edhart y Cía. and Grupo Porres (Mexico). Served as a Member of the Board of Directors of Telefónica de España, S.A., Sevillana de Electricidad, S.A., Autopistas Concesionaria de España, S.A., Finanzia Banco de Crédito, S.A., Metrovacesa and Grupo AXA Aurora over the last five years. Served from 1990 as Executive Officer at various areas of BBVA.

José María Más Millet	Director and Secretary	Secretary of the Board of Directors; Member of the Board of Directors of NH Hoteles, S.A.; Member of the Board of Directors of SOSCUETARA, S.A.; Member of the Board of Directors of SOTOGRANDE, S.A.; Member of the Board of Directors of Telcel, C.A.; Member of the Board of Directors of Telefónica Móviles Colombia, S.A.; Member of the Board of Directors of Aumar, S.A.; General Counsel of Telefónica, S.A. from 1997 to April 2001; Member of the Board of Directors of Caja de Ahorro de Valencia, Castellón y Alicante from 1995 to January 2000.

Ernesto Lopez Mozo	Chief Financial Officer	See “—Directors and Executive Officers of Brasilcel.”

Fernando Herrera Santa Maria	Chief Commercial Officer of Telefónica Móviles España, S.A.	Chief Commercial Officer of Telefónica Móviles España, S.A. Mr. Herrera is a Member of the Board of Directors of Telefónica Móviles España, S.A., Telefónica Móviles Mexico, S.A. de C.V. and Chairman of Group 3G UMTS Holding and 3G Mobile AG.
Mr. Herrera has eight years of experience in the telecommunications industry holding various managerial positions within the Telefónica Group. Prior to this appointment he acted as general Manager of Resources and Management Control of Telefónica Móviles España. He also serves on the Board of Directors of Telefónica Móviles España S.A.

Antonio Hornedo Muguiro	General Counsel and Vice Secretary (non-member) of the Board of Directors	General Counsel and Vice-Secretary (non-member) of the Board of Directors. He serves as Director of Telefónica Móviles El Salvador, S.A. de C.V. and Telefónica Móviles Guatemala, S.A. Mr. Hornedo also serves as Secretary (non-member) of Seguros de Vida y Pensiones-ANTARES, S.A. He served as Secretary for

Name	Positions Held	Principal Occupation and Business Experience
Fonditel, EGFP from 1993 to 2000. Until March 1999, he worked as a legal counsel for Telefónica de España.

Ignacio Camarero Garcia	Chief Operating Officer of Telefónica Móviles España, S.A.	Chief Technology Officer. Mr. Camarero currently also serves on the Board of Directors of Telefónica Móviles España, S.A. Telefónica I+D, S.A., MobiPay España, S.A., and Telefónica Aplicaciones y Soluciones. From 1996 to 1998, he served as Vice President and General Manager of Southern Europe for Motorola Inc. and from 1998 to 2001 as Manager of Technology at Airtel España.

Francisco Ruiz Vinuesa	Executive Vice- President for Mexico, Central America and the Caribbean	Executive Vice-President for Mexico, Central America and the Caribbean. Mr. Ruiz currently serves on the Boards of Directors of Telefónica I+D, Telefónica Móviles Mexico, S.A. de C.V., Telefónica Móviles El Salvador, S.A. and Telefónica Móviles Guatemala, S.A. From 1996 to 2001 he acted as General Manager of Network at Telefónica Móviles España. From 2001 until his appointment to his current position, he served as General Manager of Network Infrastructure for the entire Telefónica Móviles Group.

Belén Amatriaín Corbi	Chief Executive Officer of Telefónica Móviles España, S.A.	Chief Executive Officer of Telefónica Móviles España since May 2005. She was previously, from June 2000, Executive Chairman of Telefónica Publicidad e Información (TPI). She joined the Telefónica Group in 1997 as head of marketing at TPI-Yellow Pages. Two years later she was appointed Chief Operating Officer of the Internet and New Technologies area and to the Board of Directors of Euredit. Ms Amatriain began her professional career in American food multinational Kraft General Foods’ mass marketing department, where she was Product Manager. She continued her career in the Advertising department of BSB, part of the Saatchi & Saatchi group, as Account Manager. She then joined the advertising multinational GREY, where she was Customer Services Director and Director of Media Relations. She was also the founder of Marketing Plan, a retail marketing consultancy, and was Sales and Marketing Director at King’s Educational Group.

Manuel Costa Marques	General Manager of Development of Latin American Business	General Manager of Development of Latin American Business. From 1984 until 1990, he served as Executive Board Member of various financial institutions including a brokerage firm, two leasing companies and CISF, a listed Bank, where he was one of the three members of CISF’s Board Executive Committee. From 1990 until 1997, he was President, CEO and major shareholder of SISF, a holding company of various financial companies. SISF later became part of the Banco Portugues de Investimento Group. In 1997, he served as Managing Director of Banco Portugues de Investimento

Name	Positions Held	Principal Occupation and Business Experience
heading privatizations of companies, and as Executive Board Member of Finangest, the holding company of all major Portuguese state industrial participations. Mr. Costa Marques also serves as Head of Strategic Planning, M&A and Corporate Finance, and Member of the Board of Directors of Telefónica Internacional, S.A. Mr. Costa Marques also served as a Member of the Board of Directors of Emergia N.V. from June 1999, until December 2002.

Luis Miguel Gilperez Lopez	Executive Director of the International Area of Telefónica Móviles General Manager of Telefónica Móviles	See “—Directors and Executive Officers of Brasilcel.”

Miguel Menchén	General Manager of Telefónica Móviles Mexico.	General Manager of Telefónica Móviles Mexico. Mr. Menchén also serves on the Board of Directors of Telefónica Móviles Mexico, S.A. de C.V. He has also served as executive Director of Telefónica Móviles España, and as Chief Executive Officer of Meditel (Morroco).

Emilio Gayo	General Manager of Operations of Teléfonica Móviles	He was previously a senior partner in Europraxis Consulting in charge of Telecommunication Industry and a Member of its Board of Directors. Prior to joining Europraxis Consulting, he worked at Bain & Company and ATT Network Systems. Mr. Gayo has a degree in telecommunications engineering from the Universidad Politécnica de Madrid and a masters in business administration from IESE.

Eduardo Caride	General Manager of Argentina, Chile and Uruguay	Mr. Caride began his career with Deloitte & Touche. In 1981, he joined Citibank, holding several management positions until 1990, when he joined Telefónica de Argentina, S.A., where he was responsible for the Finance, Insurance, Internal Auditing, Budget and Investor Relations departments. In 1997, he was appointed Head of the Residential Communications Business Unit. In 1998, he became General Manager. Mr. Caride joined Emergia as Chief Operating Officer and in June 2001, he was appointed Executive Chairman of Telefónica Data and Emergia. In 2004, he was appointed General Manager for Argentina, Chile and Uruguay at Telefónica Móviles. He holds a degree as a certified public accountant and a graduate degree in business administration, both from the Economics Faculty of the University of Buenos Aires. Mr. Caride is a Member of the Boards of Directors of Telefónica Móviles Chile, Telefónica Comunicaciones Personales and Abiatar (Uruguay).

(1)	Portuguese citizen.
(2)	Swedish citizen.
(3)	Mexican citizen.

16.    Directors and Executive Officers of TMN.

The following table sets forth the name and position of each director and executive officer of TMN. The current business address of each person is Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal, except as otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with TMN unless otherwise indicated. Each person listed below is a Portuguese citizen, unless otherwise indicated.

Name	Positions Held	Principal Occupation and Business Experience
Iriarte José Araújo Esteves	President of the Executive Committee	See “—Directors and Executive Officers of Portugal Telecom.”

António Lopes Soares	Director and Vice-President of the Executive Committee	General Financial Officer of Portugal Telecom, Finance Officer of Telecom Portugal, Member of the Executive Board of CTT, Telecommunications, CFO of CTT.

Maria da Graça Galvão de Carvalho	Director and Executive Officer	Control Officer of TMN, Manager of CTT, Telecom Portugal and Portugal Telecom.

Pedro Manuel Brandão Rodrigues	Director and Executive Officer	See “—Directors and Executive Officers of Brasilcel.”

Luís Felipe Medeiros Cravo Ribeiro	Executive Officer	President of the Executive Committee of Grupo Lusomundo, Member of the Executive Committee of PT Multimédia, President of the Executive Committee of PT Conteúdos, Chairman of the Board of Directors of Sport Tv, Chairman of the Board of Directors of NTV, Chairman of the Board of Directors of Telepac, Member of the Executive Committee of Portugal Telecom Multimedia, Manager of PT Conteúdos, Manager of Portugal Telecom International, Manager and Member of the Executive Committee of Meditelecom (Marrocos), President of the Executive Committee of Optimus S.A., Manager and Member of the Executive Committee of SONAE, Officer of Público S.A., Chairman of the Board of Directors of Telecel.

Maria Etelvina da Conceição Aguiar dos Santos	Director and Executive Officer	Legal Counsel and General Secretary of TMN. General Secretary of PT Móveis – Serviços de Telecomunicações, Litigation Officer of TLP – Telefones de Lisboa e Porto.

David José Ferreira Lopes	Executive Officer	Manager and Member of the Executive Committee of Portugal Telecom, Chairman of the Board of Directors of Timor Telecom, Manager of Infonet Portugal, Manager and Executive Officer of Telesp Celular, Officer of the “Core” Network from Portugal Telecom, Member of the Fiscal Board of TV Cabo Portugal.

17.    Directors and Executive Officers of Telefónica Internacional.

The following table sets forth the name and position of each director and executive officer of Telefónica Internacional. The current business address of each person is at Gran Via 28, 7th Floor, Madrid, Spain, 28013, except as otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with Telefónica Internacional unless otherwise indicated. Each person listed below is a citizen of Spain, except as otherwise indicated below.

Name	Positions Held	Principal Occupation and Business Experience
Jose Alvarez-Pallette López	Director, President	Chairman and Chief Executive Officer of Telefónica Internacional since July 24, 2002. He began his career at
Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Financial Manager for Telefónica in Spain, and in 1998 to General Manager for Administration and Financial Affairs for Cemex Group’s interests in Indonesia, headquartered in Jakarta. Jose Marria Alvarez-Pallete joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. He is a Member of the following Boards of Directors: Telefónica de Espafa, Telefónica Móviles, Telefónica Móviles Espafa, Telefónica Data, Telefónica Internacional, TPI, Telefónica de Argentina, Telesp, Telefónica CTC Chile, Telefónica de Peril, Cointel, Compafia de Telefonos de Chile Transmisiones Regionales and Telefónica Larga Distancia de Puerto Rico.

Antonio Pedro de Carvalho Viana Baptista(1)	Director	See “—Directors and Executive Officers of Brasilcel.”

Miguel Angel Gutiérrez(2)	Director	Member of the Board of Directors of Telefónica de Argentina S.A.; President of the Board of Directors of Autopistas del Oeste S.A. del Grupo ABERTIS of Spain; Member of the Consulting Committee of The Rohatyn Group Asset Management; President of ADESPA since December 2003; Vice President of the Foundation of the Spanish Chamber of Commerce since January 2004; Member of the Board of Directors of the Argentinean Chamber of Commerce since March 2002; Member IDEA; Member of the Consulting Committee of CIPPEC; Professor — University Di Tella since; President and CEO of Telefónica de Argentina S.A. from February 2002 to June 2003; Managing Director of Emerging Markets at JP Morgan from 1995 to October 2001. Prior to that time, Mr. Gutiórrez held various positions at JP Morgan during his total 21 years with them.

Name	Positions Held	Principal Occupation and Business Experience
Javier Nadal Arino	Director	See “—Directors and Executive Officers of Telefónica.”

Fernando Xavier Ferreira(3)	Director	See “Part Five: The Merger — Management.”

Mario Eduardo Vazquez	Director	See “—Directors and Executive Officers of Telefónica.”

Bruno Pedro Philippi Irarrázabal(4)	Director	President of Telefónica CTC Chile. President at Gener S.A. (Chile) from 1989 until 2000; President of Central Puerto S.A. (Argentina) from 1993 until 2000; Director of Empresa Elóctrica San Juan (Argentina) until 2000; President of Chivor S.A. (Colombia) until 2000; President of Mega S.A. (U.S.A.). Member of the Board of Directors of ICARE since 1993; Member of the General Council of Sociedad de Fomento Fabril since 1994; Member of the Advisory Board of IBM Latin America since 1999; Board Member of the Institute of the Americas from 1997 until 2001.

Eduardo Caride(2)	Director	See “—Directors and Executive Officers of Telefónica Móviles.”

Alfonso Ferrari Herrero	Director	See “—Directors and Executive Officers of Telefónica.”

Enrique Used Aznar	Director	See “—Directors and Executive Officers of Telefónica.”

Gregorio Villalabeitia Galarraga	Director	See “—Directors and Executive Officers of Telefónica.”

Luis Lada Díaz	Director	See “—Directors and Executive Officers of Telefónica.”

Juan Carlos Ros Brugueras	Director	General Secretary and Vice-Secretary of the Administrative Board of Telefónica Internacional S.A. since 1998; Member of the Board of Directors of Telefónica de Argentina S.A.; Member of the Board of Directors of Telecommunicacoes de São Paulo—TELESP S.A.; Member of the Board of Directors of Telefónica Larga Distancia de Puerto Rico Inc.

(1)	Portuguese citizen.
(2)	Argentinian citizen.
(3)	Brazilian citizen.
(4)	Chilean citizen.

18.    Directors and Executive Officers of PT Móveis.

The following table sets forth the name and position of each director and executive officer of PT Móveis. The current business address of each person is Avenida Álvaro Pais Fontes, 02, 1649-041, Lisbon, Portugal, except as otherwise indicated below. Each position set forth opposite an individual’s name refers to a position with PT Móveis unless otherwise indicated. Each person listed below is a Portuguese citizen.

Name	Positions Held	Principal Occupation and Business Experience
Miguel António Igrejas Horta e Costa	Director, President	See “—Directors and Executive Officers of Portugal Telecom.”

Carlos Manuel de L. e Vasconcellos Cruz	Director, Chief Executive Officer	See “Part Five: The Merger — Management.”

Name	Positions Held	Principal Occupation and Business Experience
Pedro Manuel Brandão Rodrigues	Director	See “—Directors and Executive Officers of Brasilcel.”

Álvaro José Roquette Morais	Director, Chief Operating Officer	See “—Directors and Executive Officers of Brasilcel.”

Diogo Miguel Cabedo Amado Horta e Costa	Director	Executive Vice-President of Portugal Telecom Investimentos Internacionais, SA. since 2004; Marketing & Communication Corporate Director of Portugal Telecom, SGPS, S.A. in 2003; CRM & Knowledge Management General Manager in Portugal Telecom Comunicações Fixas in 2002; Communication Corporate Director of Telesp Celular S.A., São Paulo, Brasil from 2001 to 2002; Marketing & Communication Director in Tradecom (PT e-business unit) in 2000; Senior Corporate Manager — Consulting Services of Dun & Bradstreet Corporation from 1996 until 1999. His current business address is at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal.